As filed with the Securities and Exchange Commission on November 1, 2007

Registration No. 333-145135

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

Amendment No. 4

to

FORM S-1

REGISTRATION STATEMENT

Under

The Securities Act of 1933

ICx Technologies, Inc.

(Exact name of Registrant as specified in its charter)

Delaware	3826	77-0619113
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2100 Crystal Drive

Suite 650

Arlington, VA 22202

(703) 678-2111

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Daniel T. Mongan

Vice President, General Counsel and Secretary

ICx Technologies, Inc.

2100 Crystal Drive

Suite 650

Arlington, VA 22202

(703) 678-2111

Fax (703) 678-2112

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael J. Danaher, Esq. Jon Layman, Esq. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300 Fax (650) 493-6811	Kirk A. Davenport II, Esq. Latham & Watkins LLP 885 Third Avenue New York, NY 10022 (212) 906-1200

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission acting pursuant to said Section 8(a) may determine.

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated November 1, 2007

PROSPECTUS

5,000,000 Shares

ICx Technologies, Inc.

Common Stock

We are offering 5,000,000 shares of our common stock in this initial public offering. No public market currently exists for our common stock.

We have applied to have our common stock listed for trading on The NASDAQ Global Market under the symbol “ICXT.” We anticipate that the initial public offering price will be between $17.00 and $19.00 per share.

Investing in our common stock involves risks. See “ Risk Factors” beginning on page 12.

	Per share	Total

Initial public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds to ICx (before expenses)	$	$

We have granted the underwriters a 30-day option to purchase up to an additional 750,000 shares from us on the same terms and conditions as set forth above if the underwriters sell more than 5,000,000 shares of common stock in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Lehman Brothers, on behalf of the underwriters, expects to deliver the shares on or about                     , 2007.

LEHMAN BROTHERS

GOLDMAN, SACHS & CO.	JPMORGAN

MORGAN KEEGAN & COMPANY, INC.	NEEDHAM & COMPANY, LLC

                    , 2007

NEW THREATS.
NEW THINKING.

Fido in Afghanistan

Fido PackBot in Iraq

DefendIR and STS-350 at Liberty Island

Cerberus at a US Airbase

Sky Watch at Mardis Gras 2007

STS-12000 at the Southern US Border

BORDER PATROL

DefendIR at NY & NJ container terminal

Fido at a US Airport

ABOUT THIS PROSPECTUS

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us or any information to which we have referred you. We have not, and the underwriters have not, authorized anyone to provide you with different information. We are not making an offer to sell or seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this prospectus and any free writing prospectus is accurate as of their respective dates only. Our business, financial condition, results of operations and prospects may have changed since that date.

We use the marks AirSentinel®, bagSPEC™, barrelSPEC™, BioCapture®, BioBadge™, CAD-Kit™, Callisto™, Cameleon™, cdsSPEC™, Cerberus™, DefendIR™, dsciSPEC™, Fido®, Griffin™, ICx™, IdentiFINDER™, IdentifIR™, Illuminator™, Interceptor™, MarkIR™, MDAS™, Oasys™, Orion™, PaxPointTM, PulsIR™, SAFgate™, SensiQ™, SensorChip™, SentiSPEC™, SkyWatch™, SmartGate™, Spreeta™, StarWatch™, STS™, VisionIR™, VisionSense™ and webMATE™ and the ICx logo in connection with the sale or license of our products and technology. We have registered or applied for registration of selected marks and the ICx logo in the United States and other countries around the world. This prospectus also refers to the products or services of other companies by the trademarks and trade names used and owned by those companies.

Until                     , 2007 (25 days after the date of this prospectus) all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

i

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. Although we believe this summary is materially complete, you should read this entire prospectus carefully, including the matters set forth under “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” our consolidated financial statements and the notes thereto and the financial statements and notes thereto for each our subsidiaries appearing elsewhere in this prospectus, before making an investment decision. Unless the context requires otherwise, references in this prospectus to “ICx,” “we,” “us,” and “our” refer to ICx Technologies, Inc. and its subsidiaries on a consolidated basis.

ICx Technologies, Inc.

Overview

We are a leading developer, manufacturer, marketer and integrator of advanced sensing technologies, products and solutions. Our first and for now principal market is homeland security. Our high precision, proprietary technologies provide a strong foundation upon which we have built a comprehensive line of products that detect, identify and prevent a broad range of critical security threats. Through our proven ability to develop and convert next generation technologies into unique, commercially successful products, we are able to offer a wide range of high quality, compact detection and surveillance products that we believe are more sensitive, more accurate and more cost-effective than conventional products. Our business is organized into three divisions—Detection, Surveillance and Solutions—through which we develop, manufacture and market complete solutions that proactively address some of the most sophisticated and severe security threats facing the world today.

We believe our ability to understand the nature of sophisticated security threats, the technological potential of security solutions and the complex procurement processes of both government and private sector customers differentiates us from other companies in the market. We have developed what we believe is the most comprehensive line of products and integration capabilities for the homeland security market available through a single company. Our revenue grew 187% from $31.4 million in 2005 to $90.2 million in 2006, primarily as a result of acquisitions in 2005 and organically grew 54% to $94.6 million in the first nine months of 2007 as compared to $61.6 million for the same period in 2006. Our net loss increased 764% from $14.8 million in 2005 to $128 million in 2006, primarily due to a goodwill impairment charge of $66 million and a loss from discontinued operations of $18.9 million in 2006. In the first nine months of 2007 as compared to the same period in 2006, our net loss decreased 38% from $37.8 million to $23.3 million primarily due to increased revenue in the first nine months of 2007. As of September 30, 2007, our accumulated deficit was $170.9 million.

We have achieved and intend to expand our leadership position in the homeland security market by developing innovative technologies. More than half of our approximately 820 employees are highly skilled technologists. From the beginning of 2004 through September 30, 2007, we and the companies we have acquired have invested approximately $47 million of internal funds in research and development and in addition have received approximately $126 million under contracts to conduct research and development for programs we believe will advance our technology and products and strengthen our leadership position in the homeland security market. Through these directed resources, we believe we have developed best-in-class technology and products. For example, our explosives detection systems use amplifying fluorescence polymer technology to detect trace levels of explosives with a level of precision that is in excess of 1,000 times more sensitive than currently deployed systems. We believe we have developed the most stable and accurate gamma and neutron radiation detection systems available in the market today with immediate isotope identification that allows our systems to differentiate between benign and potentially threatening radiation sources. We also have developed new approaches to identify and amplify DNA fragments for more precise and reliable identification of biological agents.

Building on our technological expertise, we have successfully commercialized and marketed a portfolio of products and solutions that we believe are more sensitive, accurate, compact and affordable than those of our competitors. For example, we build the most sensitive portable explosive detector, the smallest spectroscopic radiation detector and the most accurate mobile solutions for perimeter surveillance available in the market today. We will continue converting our innovative technology pipeline into new growth platforms, enabling us to pursue new market opportunities.

We sell our products and services both directly through a global sales force and indirectly through leading industry participants with whom we have developed strategic alliances and partnerships. Due to the breadth and diverse nature of our product offerings and technology portfolio, as well as our ability to deliver solutions for a comprehensive range of critical security applications, the future success of our business is not dependent upon a single product, technology, customer or government program.

Our direct customers include federal agencies, such as the U.S. Department of Homeland Security, U.S. Customs & Border Protection (Border Patrol) and the Transportation Security Administration, as well as various state and local governments and agencies, including the New York Police Department and the Port of Long Beach. We also sell our products, components and sub-systems to leading integrators in the security and defense industries who either resell our products or integrate them into comprehensive security installations for their end customers. The value-added-resellers and system integrators that we sell products to include The Boeing Company, Honeywell International, Inc., Northrop Grumman Corp., Raytheon Company, SAIC, Inc. and Thermo Fisher Scientific Inc. We sell to military customers such as the U.S. Department of Defense (DoD), the U.S. Air Force, the U.S. Marines and the U.S. Army. Additionally, we are expanding our addressable markets by selling to private sector customers such as Federal Express Corporation, The Walt Disney Company and two international airports serving the city of Houston, Texas and surrounding communities.

Industry Overview

The proliferation of global security threats has reached unprecedented levels. These threats not only jeopardize innocent lives, but also have the potential to inflict severe damage upon the global economy. Both the government and private sectors are preparing to address increasingly sophisticated types of terrorist attacks, including chemical, biological, radiological, nuclear and explosive threats, as well as other major security risks and natural disasters. The homeland security market is estimated to be approximately $55 billion in 2006. Because of the importance of security to the global economy, we believe the homeland security market is less exposed to economic downturns and will continue to grow rapidly over the next decade.

The U.S. military is facing challenges adapting to a new style of asymmetric warfare that requires tactics similar to those used in the homeland security market. An increasingly large amount of the DoD budget is expected to shift in fiscal year 2007 toward advanced technologies that better equip U.S. military forces to face such threats. We have identified $20 billion in the $450 billion fiscal year 2007 DoD budget that is associated with the types of programs we can address. We expect such spending to increase in future years as the full extent of the new threats become more apparent and the DoD works through the aftermath of the current conflicts.

The demand for new security products and technologies also extends to the $145 billion private sector, a rapidly growing market in which many large commercial organizations have made detection, access control and advanced video surveillance a focal point for their security initiatives. Private sector organizations are expected to spend approximately $30 billion on these technologies in 2007.

In addition, we believe our technologies will have utility in a wide range of applications outside the homeland security and military markets. Historically, advanced technologies developed for security and military applications have later been found to have applications in other commercial markets, such as biological research and energy, and have led to the creation of entirely new markets. We believe our technologies may in the future be used in products and solutions for markets that surpass the size of the markets we currently serve.

Market Opportunity

Conventional security products typically are not portable, are either not sensitive enough or generate too many false positives, are difficult to network, or are too expensive for many users to buy and operate. In addition, due to the fragmented nature of the market, many market participants have either focused on manufacturing specific products or acted as integrators who network the products of other companies without having a detailed understanding of the capabilities of these products. As a result, customers are demanding single-source providers in order to allow them to streamline their procurement processes and isolate accountability with fewer vendors.

We provide an expansive portfolio of technology products and solutions that address many of the specific demands of our customers. Our products not only address the shortcomings of conventional products, but also interact in a manner that facilitates the interchange of critical security information. We believe that our ability to network advanced sensors into highly effective, integrated solutions will enable us to capture market share and deliver our customers high-value solutions that warrant premium pricing. We believe our ability to understand the nature of sophisticated security threats, the technological potential of security solutions and the complex procurement processes of both government and private sector customers differentiates us from other companies in the market. By leveraging our unique technical expertise, we develop, produce and market what we believe are the most advanced sensor and surveillance products available in the homeland security market today. We believe we will be able to apply our technological expertise in security to develop new products in non-security markets.

Our Competitive Strengths

We develop, manufacture, market and integrate products and solutions that detect, identify and prevent a broad range of critical security threats. We believe the following competitive strengths will continue to enhance our leadership position in the homeland security market and the broader security industry.

Leading proprietary technologies.    We are a leading innovator developing high precision, proprietary security technologies that are more accurate, compact and less susceptible to false positives than most conventional technologies. More than half of our approximately 820 employees are highly skilled technologists. From the beginning of 2004 through September 30, 2007, we and companies we have acquired have invested approximately $47 million in research and development and have received approximately $126 million under contracts to conduct research and development for programs we believe will advance our technology and products and strengthen our leadership position in the homeland security market. Our emphasis on innovation has resulted in over 50 issued patents, over 25 pending patents and over 40 licensed patents and patent applications. We also have strong connections with leading research laboratories and universities which foster innovation and advance our technology leadership.

Proven ability to develop, market and commercialize products.    We have been successful in utilizing our advanced technologies to develop commercially viable products and solutions. We have received and expect to continue to receive substantial government funding to carry out our research and product development. Since 2005, we have quadrupled the size of our product line through acquisitions and individual development from 10 to 40 products. We also understand and are able to successfully navigate the complex security procurement processes of our customers. The growth in sales of our products demonstrates our commercial success.

Broad and diversified product portfolio.    Leveraging our unique technical expertise, we develop, produce and market what we believe are the most advanced products and solutions that detect, identify and prevent a broad range of critical security threats. We believe that our solutions are more sensitive, accurate, compact and affordable than those of our competitors. Due to our diverse product portfolio and our ability to provide solutions for a wide range of critical security applications, the future success of our business is not dependent on a single product, technology, customer or government program.

Ability to deliver comprehensive integrated solutions to key customers.    Our ability to integrate our technology and products into comprehensive, reliable and affordable solutions provides our customers a single source to help address a broad range of critical security threats. We have developed our products in a manner that facilitates interoperability and functional efficiency and also accommodates third-party hardware and software. Our ability to understand the nature of complex security threats, our breadth of product offerings and broad integration capabilities allows us to deliver and implement effective solutions to meet our customers’ needs.

Experienced management team.    Our management team and advisory board has a mix of government and private sector experience across different geographies, industries and functions. Our team promotes entrepreneurial creativity and emphasizes the importance of attracting, developing and retaining the most highly-qualified personnel in our industry. Since our inception, our management team has acquired and integrated 15 diverse companies that have enhanced our capabilities and technology leadership, and our management is in the process of integrating a company we acquired in October 2007.

Our Growth Strategy

Our objective is to strengthen our position as a leading provider of technologies, products and solutions that detect, identify and prevent a broad range of critical security threats for the homeland security and military markets and to expand on that leadership position by developing products for other markets. As part of our growth strategy, we seek to:

Strengthen our technological leadership.    We intend to continue to develop and acquire next generation technologies to strengthen our technological leadership position. We will continue to work closely with our customers and partners and will seek further government development funding. We will also invest a substantial amount of our own funds in research and development to further enhance our technology leadership position.

Enhance and extend our product line.    We plan to introduce new models of our current products with enhancements to the capabilities of those products in order to address our customers’ evolving needs. We will continue converting our innovative technologies in our research and development pipeline into new products and platforms to pursue new market opportunities.

Provide integrated solutions.    We intend to continue to provide integrated, single-source solutions that prevent a broad range of critical security threats. We believe that significant opportunities exist for companies that understand the nature of complex security threats and meet customers’ needs by developing and delivering effective solutions that respond to those threats and make it easier to capture data from advanced, multifunctional products through integrated networked command platforms.

Scale our distribution channels.    We intend to continue to build and strengthen our direct sales force and expand our indirect channels to extend our geographic reach and market penetration. We have hired key personnel from companies such as FLIR Systems Inc., General Electric Company, Johnson Controls, Inc., Smiths Detection and Thermo Fisher Scientific Inc., as well as from government agencies including the DoD, the U.S. Air Force and the Executive Office of the White House. In addition, in 2007 we significantly expanded our network of sales representatives to market our products to private sector customers and state and local governments and agencies.

Expand into non-security markets.    While in the near-term we intend to continue to focus primarily on products and solutions for the homeland security and military markets, we have developed technologies that are being used in non-security applications, such as chemical sensors for pesticide detection and thermal cameras used to inspect brakes on commercial trucks. We believe our technologies have utility in a wide variety of non-security applications and we intend to continue to explore applications for our technologies in markets that are not related to security. We believe this will allow us to leverage our existing intellectual property and infrastructure to expand our addressable markets and further accelerate our growth.

Grow through complementary acquisitions.    We aim to grow our business, relationships and product offerings by acquiring select companies and assets that enhance our technology leadership, broaden our product offerings or expand our customer relationships. We maintain a highly disciplined approach in our pursuit of acquisitions and their integration, including a rigorous assessment of technological strengths, growth prospects, synergy potential, management strengths and the intrinsic value of potential targets. Since our inception, we have acquired and integrated 15 companies, and we are in the process of integrating a company we acquired in October 2007.

Summary Risks

There are numerous risks and uncertainties that may affect our financial and operating performance and our growth. You should carefully consider all of the risks discussed in “Risk Factors,” which begins on page 12, before investing in our common stock. These risks include the following:

•	our limited operating history, the nature of our business and the development of the markets we serve;

•	our reliance on sales to the U.S. government that could be affected by changes in federal funding levels;

•	our reliance on sales to prime contractors, systems integrators and original equipment manufacturers;

•	the highly competitive nature of the homeland security market, and the adverse consequences if we are unable to compete effectively;

•	risks related to our ability to innovate successfully and quickly; and

•	operational risks that cannot be adequately covered by insurance or indemnity.

Corporate Information

We were incorporated in Delaware in 2003. Our principal executive offices are located at 2100 Crystal Drive, Suite 650, Arlington, Virginia 22202 and our telephone number is (703) 678-2111. Our website is located at www.icxt.com. Information on our website should not be considered part of this prospectus.

The Offering

Common stock offered by us	5,000,000 shares

Common stock to be outstanding after the offering	33,471,939 shares

Option to purchase additional shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 750,000 shares of common stock at the public offering price less underwriting discounts and commissions.

Use of proceeds

We will receive net proceeds from this offering of approximately $82.5 million, assuming an initial public offering price of $18.00 per share (the midpoint of the range set forth on the cover of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us, which we will use for general corporate purposes, including working capital, the expansion of our sales and marketing organizations, acceleration of our research and development efforts, the expansion of our manufacturing capabilities, purchases of capital equipment and potential acquisitions of businesses, products and technologies that we believe are complementary to our business. We have no definitive agreements with respect to future acquisitions and have no commitments with respect to the net proceeds of this offering. We also will use a portion of the offering proceeds to repay a $7.0 million promissory note and all accrued interest payable to DP1, LLC. We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase up to 750,000 additional shares at the initial public offering price less underwriting discounts and commissions. To the extent the underwriters exercise this option in full, we estimate that the net proceeds to us from such exercise will be approximately $12.6 million. See “Use of Proceeds.”

Proposed NASDAQ Global Market symbol	“ICXT”

The number of shares of common stock to be outstanding after this offering is based on shares of common stock outstanding as of September 30, 2007, and includes 18,525,595 shares that we will issue upon conversion to common stock of all of our outstanding shares of preferred stock, effective immediately prior to completion of this offering, and 75,718 shares of restricted stock that will vest upon the completion of this offering. The number of shares of common stock to be outstanding after this offering excludes the following shares:

•	3,306,101 shares issuable upon exercise of stock options outstanding as of September 30, 2007, which have a weighted average exercise price of $8.77 per share;

•	346,590 shares of unvested restricted stock awards and restricted stock units as of September 30, 2007;

•	393,219 shares of common stock issuable upon exercise of warrants at a weighted average exercise price of $14.55 per share; and

•

8,000,000 shares of common stock reserved for future issuance under our 2007 Equity Incentive Plan and 5,000,000 shares of common stock reserved for future issuance under our 2007 Employee Stock Purchase Plan, each of which will be effective upon the completion of this offering.

Unless otherwise stated, all information contained in this prospectus:

•	gives effect to a 1-for-2 reverse stock split with respect to our common stock that will occur prior to the completion of the offering;

•	gives effect to the conversion into common stock of all of our outstanding preferred stock;

•	gives effect to amendments to our certificate of incorporation and bylaws that will become effective upon completion of this offering;

•	assumes no exercise of the underwriters’ option to purchase 750,000 additional shares of common stock from us; and

•	assumes an initial public offering price of $18.00 per share, the mid-point of the price range set forth on the cover page of this prospectus.

Summary Consolidated Financial Information

The following tables summarize the financial data of our business. You should read this information along with our discussion in “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and accompanying notes included elsewhere in this prospectus. The summary consolidated statement of operations data for each of the three years in the period ended December 31, 2006 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated statement of operations data for the nine months ended September 30, 2007 and 2006, and the actual summary consolidated balance sheet data as of September 30, 2007, have been derived from our unaudited consolidated financial statements included elsewhere in this prospectus. Our unaudited summary consolidated financial data as of September 30, 2007 and for the nine months ended September 30, 2007 and 2006 have been prepared on the same basis as the annual consolidated financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of this data in all material respects. We have completed a number of acquisitions over the last three fiscal years, each of which was accounted for as a purchase transaction, which may affect year-over-year comparisons of our consolidated summary financial data. For a more detailed description of such acquisitions, see note 4, “Business Combinations and Related Intangibles,” in the notes to our consolidated financial statements contained elsewhere in this prospectus. Accordingly, in addition to our actual financial information, we have also included pro forma operating results for 2006 and 2005, prepared as if our 2005 business acquisitions had been consummated as of the beginning of 2004. The pro forma financial information is for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the businesses been acquired at that time, nor are they intended to be a projection of future results.

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(in thousands, except per share data)
	(unaudited)
Consolidated Statement of Operations Data:
Products
Revenue	$59,707	$38,724	$59,341	$20,439	$929
Cost of revenue	29,058	20,826	31,329	11,203	1,086
Gross profit	30,649	17,898	28,012	9,236	(157)
Contract research and development and services
Revenue	24,785	19,729	25,694	10,436	2,128
Cost of revenue	17,203	12,186	15,840	6,135	1,276
Gross profit	7,582	7,543	9,854	4,301	852
Maintenance, service and other
Revenue	10,128	3,129	5,125	525	—
Cost of revenue	6,524	1,595	2,843	253	—
Gross profit	3,604	1,534	2,282	272	—
Operating expenses:
Research and development	14,691	10,521	14,501	7,257	1,969
Selling, general and administrative	45,076	39,050	55,424	14,789	2,171
Goodwill impairment loss	—	—	66,043	—	—
Depreciation and amortization	10,240	13,563	17,236	5,289	825
Loss in equity method investees	—	—	—	839	487
Total operating expenses	70,007	63,134	153,204	28,174	5,452
Loss from operations	(28,172)	(36,159)	(113,056)	(14,365)	(4,757)
Interest income	449	311	371	126	21
Interest expense	(455)	(294)	(372)	(145)	(1)
Other, net	128	97	1,039	541	1,074
Loss before income taxes	(28,050)	(36,045)	(112,018)	(13,843)	(3,663)
Provision for (benefit from) income taxes	(907)	(230)	(296)	(1,943)	—
Loss from continuing operations	(27,143)	(35,815)	(111,722)	(11,900)	(3,663)
Discontinued operations, net(1)	3,842	(1,984)	(15,766)	(2,852)	(1,386)
Net loss	(23,301)	(37,799)	(127,488)	(14,752)	(5,049)
Accretion on redeemable convertible preferred stock	7,384	7,038	9,480	5,562	—
Net income attributable to common stockholders	$(30,685)	$(44,837)	$(136,968)	$(20,314)	$(5,049)
Basic and diluted loss per share attributable to common stockholders	$(3.13)	$(4.92)	$(14.94)	$(6.63)	—
Basic and diluted weighted average shares outstanding	9,798,678	9,122,042	9,166,761	3,064,756	—
Pro forma basic and diluted loss per share attributable to common stockholders (unaudited)(2)	$(0.82)		$(4.99)

Pro forma basic and diluted weighted average shares outstanding (unaudited)(2)	28,312,735		25,526,458

(1)	In August 2006, we realized a $3.1 million gain on the sale of substantially all of the assets of a non-strategic operation owned by Nomadics, Inc. that was acquired in August 2005. In December 2006, we adopted a plan for the sale of three companies that did not align with our overall strategic plans. In February, March and April 2007, we sold Nuvonyx Europe, Harbinger Technologies Group, Inc. and Nuvonyx, Inc., respectively, pursuant to this plan. Loss from discontinued operations was $18.9 million in 2006, which includes a $13.1 million impairment loss to write-down the carrying amounts of two of the discontinued companies to their estimated fair values less costs associated with the sale of the companies.
(2)	Gives effect to the conversion of our outstanding preferred stock to common stock on a one-for-one basis immediately prior to the completion of this offering.

	As of September 30,		As of December 31,
	2007	2006	2006	2005	2004
	(in thousands, except per share data)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,132	$7,884	$7,236	$23,354	$1,493
Working capital	33,289	27,432	27,312	24,072	1,100
Total assets	171,148	249,499	184,248	267,469	17,377
Long-term debt	608	712	449	508	—
Redeemable convertible preferred stock	209,323	179,975	197,732	151,831	—
Stockholders’ equity (deficit)	$(76,248)	$38,076	$(51,507)	$77,811	$11,758

We have completed a number of acquisitions over the last three fiscal years, each of which was accounted for as a purchase transaction, which may affect year-over-year comparisons of our consolidated summary financial data. Accordingly, in addition to our actual financial information, we have also included pro forma operating results for 2005 and 2004, prepared as if our 2005 business acquisitions had been consummated as of the beginning of 2004. The pro forma financial information is for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the businesses been acquired at that time, nor are they intended to be indicative of future results. For a more detailed description of such acquisitions, see note 4, “Business Combinations and Related Intangibles”, in the notes to our consolidated financial statements contained elsewhere in this prospectus.

	Year Ended December 31,
	2006	2005	2004
	(in thousands, except per share data)
	(actual)	(pro forma)
		(unaudited)
Consolidated Statement of Operations Data:
Products
Revenue	$59,341	$46,528	$45,681
Cost of revenue	31,329	24,810	28,608
Gross profit	28,012	21,718	17,073
Contract research and development and services
Revenue	25,694	28,961	46,224
Cost of revenue	15,840	20,144	30,897
Gross profit	9,854	8,817	15,327
Maintenance, service and other
Revenue	5,125	2,438	2,013
Cost of revenue	2,843	1,310	825
Gross profit	2,282	1,128	1,188
Operating expenses:
Research and development	14,501	9,119	8,548
Selling, general and administrative	55,424	34,142	25,113
Goodwill impairment loss	66,043	—	—
Depreciation and amortization	17,236	14,425	18,626
Total operating expenses	153,204	57,686	52,287
Loss from operations	(113,056)	(26,024)	(18,699)
Interest income	371	157	47
Interest expense	(372)	(1,174)	(1,023)
Other, net	1,039	766	(32)
Loss before income taxes	(112,018)	(26,275)	(19,708)
Provision for (benefit from) income taxes	(296)	(1,943)	1,384
Net loss from continuing operations	(111,722)	(24,332)	(21,092)
Discontinued operations, net(1)	(15,766)	(4,824)	(6,524)
Net loss	(127,488)	(29,156)	(27,616)
Accretion on redeemable convertible preferred stock	9,480	5,562	—
Net income attributable to common stockholders	$(136,968)	$(34,718)	$(27,616)
Basic and diluted loss per share attributable to common stockholders	$(14.94)
Basic and diluted weighted average shares outstanding	9,166,761
Pro forma basic and diluted loss per share attributable to common stockholders (unaudited)(2)	$(4.99)
Pro forma basic and diluted weighted average shares outstanding (unaudited)(2)	25,526,458

(1)	In August 2006, we realized a $3.1 million gain on the sale of substantially all of the assets of a non-strategic operation owned by Nomadics, Inc. that was acquired in August 2005. In December 2006, we adopted a plan for the sale of three companies that did not align with our overall strategic plans. In February, March and April 2007, we sold Nuvonyx Europe, Harbinger Technologies Group, Inc. and Nuvonyx, Inc., respectively, pursuant to this plan. Loss from discontinued operations was $18.9 million in 2006, which includes a $13.1 million impairment loss to write-down the carrying amounts of two of the discontinued companies to their estimated fair values less costs associated with the sale of the companies.
(2)	Gives effect to the conversion of our outstanding preferred stock to common stock on a one-for-one basis immediately prior to the completion of this offering.

RISK FACTORS

Any investment in shares of our common stock involves a high degree of risk. You should consider carefully the following information about these risks, together with all of the other information contained in this prospectus, before making an investment in our common stock. If any of the following risks actually occur, our business, financial condition or results of operations could be adversely affected. Any adverse effect on our business, financial condition or results of operations could result in a decline in the trading price of our common stock and the loss of part or all of your investment.

Risks Related to Our Operations and Corporate Structure

Our future performance may be difficult to predict due to our limited operating history and the nature of our business.

Our limited operating history makes it difficult to predict our future performance. We were incorporated in 2003 and commenced operations as a holding company in 2004. However, most of our business is based on acquisitions that we have completed since June 2005. We have had a limited period of time to integrate and manage our business, which increases the possibility that we will encounter new or unexpected difficulties in our future operations or fail to achieve expected benefits from these acquisitions. We may also have difficulty forecasting our future results because our business is affected by fluctuations in demand for our products, including fluctuations caused by new security threats, new products introduced by our competitors and customer order cancellations. If we underestimate demand and build too little inventory, we could lose sales opportunities and disappoint customers. If we overestimate demand and build too much inventory, we could consume working capital unnecessarily and experience inventory write-offs.

Our business depends on the development of markets for detection and surveillance products and solutions.

Our products and services are designed to address the markets for detection, surveillance and integrated solutions. Our products and services are targeted to both governmental and the private sector. These markets and the types of products and services sold in these markets are emerging. Our ability to grow will depend in part on the rate at which markets for our products develop and on our ability to adapt to emerging demands in these markets. In particular, our business depends on our ability to offer a broader range of products and services to meet demand for integrated solutions. In addition, geopolitical developments, terrorist attacks and government mandates may cause sharp fluctuations in the demand for our products.

A substantial portion of our future sales will depend on the success of products that we have introduced recently. It is too early to predict how commercially successful these products may be. Some of them define new market categories with no historical record of demand and in which demand may develop slowly. Some of our new products are still undergoing trials, or have too short of a history of operation in the field to establish evidence that they meet long-term customer needs. This may slow the adoption of these products by security conscious customers that demand proof of long term reliability. Some of our products could encounter unanticipated problems in deployment and use, or when attempts are made to integrate them into existing systems and operations. Our ability to maintain or grow our revenues will be significantly limited if our new products fail to gain market acceptance.

A substantial portion of our revenues depends on sales to the U.S. government and could be affected by changes in federal funding levels.

Agencies and departments of the U.S. government account for a substantial portion of our revenues from product sales and substantially all of our revenues from research and development contracts. We are counting on significant revenues from U.S. government contracts for the foreseeable future. U.S. government programs are limited by budgetary constraints and are subject to uncertain future funding levels that could result in the termination of programs. A decline in security-related government spending, or a shift away from programs that we address, could hurt our sales, put pressure on our prices and reduce our revenues and margins.

We rely in part on original equipment manufacturers (OEMs) and distribution partners to sell some of our products, and we may be adversely affected if those parties do not actively promote our products or pursue installations that use our products.

A significant portion of our revenue comes from sales to partners, including OEMs, systems integrators, distributors and resellers. Some of these relationships have not been formalized in a detailed contract and may be subject to termination at any time. Even where these relationships are formalized in a detailed contract, the agreements can often be terminated with little or no notice and subject to periodic amendment. We cannot control the amount and timing of resources that our partners devote to activities on their behalf. We intend to continue to seek strategic relationships to distribute, license and sell certain of our products. However, we may not be able to negotiate acceptable relationships in the future and cannot predict whether current or future relationships will be successful.

A substantial portion of our revenues depends on sales to prime contractors and system integrators.

We rely on a substantial portion of our revenues on contracts in which we act as a subcontractor to other contractors, typically prime contractors and system integrators who sell directly to government agencies or private customers. For the fiscal years ended December 31, 2006 and 2005, and the nine months ended September 30, 2007, we derived approximately 31%, 17% and 47%, respectively, of our revenues from these contracts. We expect to continue to depend on these relationships for a significant portion of our revenues in the foreseeable future. Our sales will suffer if these contractors and system integrators fail to compete successfully against their competitors, if government agencies cut relevant spending, or if these contractors and system integrators purchase products from our competitors, or develop competing products of their own, or reduce their purchases from us for other reasons. Our ability to sell to customers who prefer to work with large system integrators will depend on our ability to develop and maintain strong relationships with the large system integrators. Furthermore, when our existing subcontracts expire, our subcontracting revenues may decline because prime contractors and system integrators will no longer be able to fulfill targets for small-business purchases by buying products from us or our subsidiaries.

If we do not successfully expand our direct sales and service organizations and partnering arrangements, we may not be able to increase our sales or adequately support our customers.

We sell substantially all of our services and license substantially all of our products through our direct sales organization. Our future success depends on substantially increasing the size and scope of our direct sales force and partnering arrangements, both domestically and internationally. We will face intense competition for personnel and we cannot guarantee that we will be able to attract, assimilate or retain additional qualified sales personnel on a timely basis. Moreover, given the large-scale deployment required by some of our customers, we will need to hire and retain a number of highly-trained customer service and support personnel. We cannot guarantee that we will be able to increase the size of our customer service and support organization on a timely basis to provide the high quality of support required by our customers. Failure to add additional sales and customer service representatives could result in our inability to increase sales and support our customers.

The lengthy sales cycles of our products may cause our revenues to fluctuate substantially.

Customers evaluating our products must often make very difficult choices about product capabilities and costs. Many of our customers buy our products to implement or enhance large security projects. Our larger customers take longer to evaluate our products and place new orders. For these and other reasons, our products have long sales cycles. Sales are often delayed or cancelled for reasons that we cannot control. Delays and cancellations could significantly affect revenues reported for any given financial quarter.

We compete against companies that have longer operating histories, more established products and greater resources.

We face substantial competition in the advanced security technology industry. Many companies are actively developing and marketing detection, surveillance and systems and software products that compete against our products, or may soon do so. Our competitors include very large and experienced enterprises, including BAE Systems, plc, Canberra Industries, Inc., DRS Technologies, Inc., FLIR Systems Inc., General Electric Company, Goodrich Corporation, Honeywell International, Inc., L-3 Communications Holdings, Inc., RAE Systems, Inc., SAIC, Inc., Smiths Industries, Ltd. and United Technologies Corporation. Our competitors also include many smaller companies, including companies established to pursue new and emerging technologies.

Our competitors may successfully develop technologies that outperform our technologies, respond better to customer requirements, cost less or otherwise gain greater market acceptance. Many of our competitors have longer operating histories, greater financial, engineering, manufacturing, sales and marketing resources, greater name recognition, a larger base of customers and longer standing customer relationships than we have. Our larger competitors may be able to better manage large or complex contracts, maintain a broader geographic presence, compete more effectively on price, or provide a greater level of customer support. Our smaller competitors typically focus on fewer products than we do, and they are often well entrenched in their chosen markets. Any of these competitors may be able to respond more quickly to new technology, market developments or pursue new sales opportunities more effectively that we can.

Our ability to compete depends on our ability to innovate successfully and quickly.

We may lose our competitive position if we fail to innovate and develop new products quickly. Advanced security technologies are evolving rapidly, product life cycles are short and technologies can become obsolete. Our ability to compete will depend on our ability to design, develop, manufacture, assemble, test, market, sell and support new products and enhancements quickly and cost effectively. Our business will depend on how well we respond to evolving government and industry standards, and changing customer requirements. The lack of standardization in our industry may impede market acceptance of innovative products that we successfully develop. If, for any of these or other reasons, any of our technologies fail to gain acceptance in the market, we will not recoup our development costs, and we will have to attempt to develop new technologies and products. We cannot assure that we can do so successfully, cost effectively or quickly enough.

Some of our customers and operations are located outside of the United States, which subjects us to additional international risks.

We conduct some of our business with and through companies located outside the United States. We have manufacturing facilities in several foreign countries including Germany and Canada. As a result of our international operations and sales, we face a number of challenges, including:

•	increased complexity and costs of managing and staffing international operations;

•	compliance with foreign technical standards;

•	compliance with domestic and foreign laws and regulations, including import and export control laws, tariffs and other barriers;

•	timing and availability of import and export licenses;

•	longer and more difficult collection of receivables;

•	limited protection of our intellectual property and limited ability to enforce legal rights and remedies;

•	unanticipated changes in foreign and domestic legal and regulatory requirements, including tax regulations; and

•	foreign currency exchange fluctuations relating to our international operating activities.

Because we anticipate that we will continue to depend on companies operating in various countries around the world for a significant part of our revenues and growth, these risks and issues that we cannot anticipate could adversely affect our ability to conduct business outside of the United States and our results of operations.

Our business has inherent operational risks that cannot be adequately covered by insurance or indemnity, and our products and technologies may not qualify for protection under the SAFETY Act.

We may face unanticipated risks of legal liability for damages caused by the actual or alleged failure of technologies or services that we supply. Our products may be deployed in response to an emergency or terrorist attack, which may increase our exposure to third-party claims. Many of our technologies are unproven. We may face liabilities related to these products. While we have attempted to secure appropriate insurance coverage at appropriate cost, it is impossible to insure against all risks that inhere in our industry, nor can we assure you that our insurers will pay a particular claim, or that we will be able to maintain coverage at reasonable rates in the future. Substantial claims resulting from an accident in excess or not otherwise covered by indemnity or insurance could harm our financial condition and operating results. Our insurance policies also contain deductibles, limitations and exclusions which increase our costs in the event of a claim.

Under the “SAFETY Act” provisions of The Homeland Security Act of 2002, the federal government provides liability limitations and the “government contractor” defense applies if the Department of Homeland Security “designates” or “certifies” technologies or products as “qualified anti-terrorism technologies,” and if certain other conditions apply. We may seek to qualify some or all of our products and technologies under the SAFETY Act’s provisions in order to obtain such liability protections, but there is no guarantee that the U.S. Department of Homeland Security will designate or certify our products and technologies as a qualified anti-terrorism technology. Our Fido Portable Explosives Detector has been designated as a qualified anti-terrorism technology, but our other products have been sold without such qualification, and we may continue to sell our products and technologies without such qualification. To the extent we do so, we will not be entitled to the benefit of the SAFETY Act’s cap on tort liability or U.S. government indemnification. Any indemnification that the U.S. government may provide may not cover certain potential claims.

We have incurred operating losses since our inception and as a result we may not achieve or sustain profitability.

We have incurred significant operating losses since our inception. We had consolidated operating losses of approximately $14.4 million in 2005, $113.1 million in 2006 and $23.3 million in the nine months ended September 30, 2007. As of September 30, 2007, we had an accumulated deficit of $170.9 million. We expect to incur significant additional expenses for the expansion and integration of our businesses, including expenditures for sales, marketing and manufacturing. As a public company, we also expect to incur significant accounting, legal and other expenses that we did not incur as a private company. We also expect to incur additional expenses to expand our research and development programs, and in developing new products and services we may obtain through acquisitions. As a result, we may continue to incur losses for the foreseeable future.

Because of the numerous risks and uncertainties associated with our business, we are unable to predict when or if we will achieve profitability. If our revenues do not increase, or if our expenses increase at a greater rate than our revenues, we will not become profitable. Even if we do become profitable, we may not be able to sustain or increase our profitability on a quarterly or annual basis.

A number of other factors may cause our consolidated operating results to fluctuate on a quarterly or annual basis, which may make it difficult to predict our future operating results.

We expect our consolidated revenues and expenses to fluctuate, making it difficult to predict our future operating results. Factors that could cause our operating results to fluctuate include:

•	demand in the markets that we serve;

•	our ability to define, design and release new products that meet customer needs, and to do so quickly and cost effectively;

•	market acceptance of new and enhanced versions of our products;

•	the forecasting, scheduling, rescheduling or cancellation of orders by our customers;

•	the timing, performance and pricing of new product introductions by our competitors;

•	variations in the performance of our businesses;

•	the timing and availability of adequate manufacturing capacity from our manufacturing suppliers;

•	our ability to forecast demand in the markets that we serve;

•	the mix of products that we sell;

•	the length of our sales cycles;

•	the lack of backlog of orders for our products;

•	liquidity and cash flow of our distributors and end-market customers;

•	the timing of our acquisitions;

•	general economic conditions in the countries where we operate or our products are used; and

•	changes in accounting principles or practices, exchange rates, interest rates, tax rates and tax withholding.

Any of the above factors, many of which are beyond our control, could significantly harm our business and results of operations. The results of a prior quarter or annual period should not be relied upon as an indicator of future operating performance.

We may have difficulty scaling production to large volumes. If we are unable to meet demand or efficiently increase production, customers may turn to products offered by competitors and our operating results could be harmed.

We could have substantial difficulty dealing with rapid growth. If demand for our products increases rapidly, we will need to expand internal production capacity or implement additional outsourcing. Success in developing, manufacturing and supporting products manufactured in small volumes does not guarantee comparable success in operations conducted on a larger scale. Modifying our facilities to increase production capacity may delay delivery of our products. Manufacturing efficiencies, yields and product quality may decline as production volumes increase. In addition, component costs, overhead and other production costs may rise. If we are unable to meet the demand of our customers and deliver products quickly and cost effectively, customers may turn to our competitors. The costs associated with implementing new manufacturing technologies, methods and processes, including the purchase of new equipment, and any resulting delays, inefficiencies and loss of sales, could harm our results of operations.

We purchase certain component parts from a limited number of third-party suppliers, and are therefore subject to limitations in supply which could result in delays of product shipments and damage our business and operating results.

We currently purchase component parts used in the manufacture of our products from a limited number of third-party suppliers and currently rely on a single source of supply in some cases, including for certain semiconductor components. We depend on these suppliers to meet our needs. Moreover, we depend on the quality of the products supplied to us over which we have limited control. From time to time in the future, we may encounter shortages and delays or transportation problems in obtaining components or if there are defects in the components we purchase, there will be interruptions in the manufacture of our products and we might not be able to supply products in a timely manner or with the quality required by our customers, and our revenues and customer relationships could be harmed.

Our ability to operate and grow our business effectively will depend on retaining key employees and management, and hiring skilled and experienced personnel. If we lose the services of any key personnel or are unable to hire additional personnel, our business could be harmed.

Our success has been highly dependent on the experience, relationships and technical knowledge of our key senior management and technical employees. Our future will depend on our ability to retain their services. The loss of key employees could harm development and sales of our products, slow our growth and otherwise harm our business.

Our ability to operate and grow our business also depends on our ability to attract, retain and motivate highly skilled scientists, engineers and other technical personnel. We face intense competition for the services of such employees. The nature of our business also makes it difficult for us to hire employees who are not citizens or permanent residents of the United States.

If we fail to retain and motivate our current employees, or fail to attract new employees with comparable skills, we will be unable to enhance existing products and develop new ones, and our business will suffer. Hiring difficulties may also force us to incur higher than anticipated costs in recruiting, relocating and compensating employees who have the skills we need, and these increased costs may hurt our margins and limit our ability to make necessary hires.

Several of our officers may have divided responsibilities which could divert management time and create potential conflicts of interest.

Our chief executive officer, Hans Kobler, serves on the investment advisory committee of Digital Power Capital, LLC, which is indirectly our largest stockholder and an affiliate of Wexford VI Advisors LLC, and has an interest in the profits earned on certain Wexford investments, including Wexford’s investment in us. Some of our other executives may serve on outside boards from time to time, as well. These divided responsibilities divert management time from our business and could create potential conflicts of interest. See “Certain Relationships and Related Party Transactions.”

Wexford Capital, LLC and its affiliates, our principal stockholders, will beneficially own and control a significant amount of our common stock, giving them substantial influence over our corporate transactions and other matters. Their interests may conflict with yours, and the concentration of ownership of our common stock will limit your influence and the influence of our other stockholders.

Upon completion of this offering, Wexford and its affiliates will beneficially own and control approximately 64.7% of our outstanding common stock, or 63.3% if the underwriters exercise their over-allotment option to purchase additional shares from us. In either case, Wexford will continue to be able to exercise control over matters requiring stockholder approval, including the election of directors, changes to our charter documents, mergers, corporate control contests and other significant corporate transactions. As long as this concentration of ownership persists, it is unlikely that any other holder or group of holders of our common stock will be able to affect the way we are managed or the direction of our business. The interests of Wexford could conflict with the interests of our other stockholders. This concentration of ownership could also discourage a potential acquirer from making a tender offer or otherwise attempting to obtain control of us, or could otherwise delay or prevent a change in control transaction or other business combination, which could in turn have an adverse effect on the market price of our common stock. See “Certain Relationships and Related Party Transactions.”

We may divest assets to reflect changes in our strategy.

From time to time, we have divested businesses and assets which we have determined no longer fit our strategy. For example, we sold one business in 2006 and three of our businesses in 2007. We may undertake divestiture transactions when we believe there is a financial or strategic benefit to us in doing so. Such divestitures, should they occur, may result in losses. There may also be costs and liabilities that we incur or retain in connection with these divestitures. We may be unable to successfully divest non-strategic assets and, if we incorrectly evaluate the strategic fit and valuation of divested businesses or assets, we may forego opportunities that would otherwise have benefited our business.

Our strategy for future acquisitions may be costly to implement and difficult to manage.

We intend to continue to grow our business through acquisitions of additional companies. Successful execution of our acquisition strategy will depend on many factors including locating suitable companies, negotiating acceptable terms, successfully consummating the acquisitions and obtaining required financing on acceptable terms. We may incorrectly assess new businesses or technologies that we do acquire, fail to realize anticipated benefits from these acquisitions or fail to exploit anticipated opportunities. Since December 31, 2006, we have sold three previously acquired companies that no longer aligned with our strategic plan. In addition, we may face difficulties retaining qualified personnel, managing relationships with customers and integrating newly acquired businesses and operations into our existing infrastructure. We also may enter markets in which we have limited or no prior experience or incur future impairment charges and other charges which could adversely affect our results of operations.

As part of our acquisition strategy, we intend to evaluate transactions that are large in relation to our current size. One or more such transactions, should it occur, may entail risks that are currently unforeseen. A large acquisition or similar transaction could entail fundamental changes to the nature of our business and assets, and could result in changes in our strategic direction that may ultimately prove unsuccessful.

Our acquisition strategy may require more capital and result in more expenses than we anticipate, including greater than anticipated acquisition purchase prices and operating and other acquisition-related expenses. There also may be costs and liabilities that we fail or are unable to discover in the course of performing due diligence investigations on each company or business that we have already acquired or may acquire in the future. If acquisition purchase prices, liabilities and transaction costs exceed our estimates, we may need to raise more capital by incurring debt or issuing more stock, which may significantly reduce the equity interests of our stockholders.

We may have difficulty integrating our businesses.

Our company was formed by acquiring a number of geographically and technologically diverse businesses, and we continue to seek to selectively acquire companies or assets that we believe will complement or extend our existing businesses. Integrating our acquisitions is a difficult, complex, time-consuming and expensive process that has placed, and will continue to place, significant demands on our management and financial resources. We have encountered, and may encounter in the future, risks associated with the integration of our acquired businesses, such as:

•	difficulty coordinating geographically dispersed operations, workforces and corporate cultures;

•

difficulty integrating our operational, financial and management information systems, internal controls and reporting systems as we seek to establish uniform standards, controls, procedures and policies across our company;

•	increased operating expenses resulting from management, transaction and other costs associated with our acquisition and integration activities;

•	exposure to unknown liabilities of acquired companies or assets;

•	diversion of our management’s attention from other business matters;

•	loss of key employees, suppliers and customers of our acquired businesses;

•	potential conflicts between business cultures;

•	disruption of ongoing business;

•	failure to maximize our financial and strategic position by the successful incorporation of acquired technology; and

•	failure to realize the potential of acquired technologies, complete product development, or properly obtain or secure appropriate protection of intellectual property rights.

In addition, the companies we have acquired have historically operated independently and have had only limited opportunity to collaborate with each other. Part of our business strategy is to allow each company to maintain a high degree of operational autonomy while integrating certain management, administrative and sales functions. Accordingly, we may have difficulty integrating businesses that operate independently from one another into our corporate structure. If we fail to successfully integrate our businesses, we may not be able to achieve operating economies or synergies that help reduce expenses or increase revenues, and we may not be able to broaden our product offering in a timely manner to remain competitive.

If we fail to maintain an accurate system of internal controls, we may not be able to accurately report our financial results, which could adversely affect our stock price.

Compliance with the Sarbanes-Oxley Act of 2002 and related requirements will be costly and will place a burden on our management. At the time we complete this offering, we will have only limited experience operating with the internal controls and procedures required of a public company. We are in the process of documenting, reviewing and where appropriate improving our internal controls and procedures in anticipation of being a public company and eventually being subject to Section 404 of the Sarbanes-Oxley Act of 2002, which will require management assessments of the effectiveness of our internal control over financial reporting. Management will be required to conduct an annual evaluation of our internal control over financial reporting and include a management report on our internal control over financial reporting, along with a report by our independent registered public accounting firm addressing these assessments, beginning with our Annual Report on Form 10-K for the year ended December 31, 2008. We cannot assure you that measures we have taken, or future measures we may take, will enable us to provide accurate and timely financial reports, particularly if we are unable to hire additional personnel in our accounting and financial department, or if we lose personnel in this area. Any failure to maintain an effective system of internal controls, or any other problems with our financial systems or internal controls, could result in delays or inaccuracies in reporting financial information or failure to comply with SEC reporting and other regulatory requirements, any of which could adversely affect our business and stock price.

Our ability to use net operating losses to offset future taxable income may be subject to certain limitations.

In general, under Section 382 of the Internal Revenue Code, a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change net operating losses (NOLs) to offset future taxable income. We may have undergone an ownership change in the past in connection with issuances of our stock in financings and acquisitions. The existing NOLs of some of our subsidiaries currently will be subject to limitations arising from ownership changes prior to their acquisition by us. Furthermore, our ability to utilize NOLs of companies that we may acquire in the future may be subject to limitations. If we undergo an ownership change after this public offering, our ability to utilize NOLs could be further limited by Section 382 of the Internal Revenue Code.

We may not realize the full amount of revenues reflected in our backlog, which could harm our operations and significantly reduce our future revenues.

There can be no assurances that our backlog estimates will result in actual revenues in any particular fiscal period because our clients may modify or terminate projects and contracts and may decide not to exercise contract options. Our backlog represents sales value of firm orders for products and services not yet delivered and, for long term executed contractual arrangements (contracts, subcontracts, and customer commitments), the estimated future sales value of estimated product shipments, transactions processed and services to be provided over the term of the contractual arrangements, including renewal options expected to be exercised. For contracts with indefinite quantities backlog reflects estimated quantities based on current activity levels. Our backlog includes estimates of revenues the receipt of which require future government appropriation, option exercise by our clients and/or is subject to contract modification or termination. At September 30, 2007, our backlog approximated $53 million, the majority of which is estimated to be realized in the following twelve months. These estimates are based on our experience under such contracts and similar contracts, and we believe such estimates to be reasonable. However, we believe that the receipt of revenues reflected in our backlog estimate for the following twelve months will generally be more certain than our backlog estimate for periods thereafter. If we do not realize a substantial amount of our backlog, our operations could be harmed and our future revenues could be significantly reduced.

Our success and competitive position depend significantly on our ability to obtain and protect intellectual property. Failure to protect our intellectual property rights would impair our ability to compete effectively and defend ourselves from any third party claims that we are infringing others’ intellectual property rights.

We rely on a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements to establish and protect our intellectual property. For example, we have entered into confidentiality agreements with our employees, consultants and business partners and have controlled access to, and distribution of, our documentation and other proprietary information. We intend to continue filing patent applications to protect most of the new processes and technologies that we develop. However, we anticipate that patent protection will not be available for some of these processes or technologies. Failure to protect our intellectual property could affect our ability to secure additional contracts or preserve market advantages when we commercialize our products.

Our efforts to protect our intellectual property rights may not:

•	prevent challenges to, or the invalidation or circumvention of, our existing intellectual property rights;

•	prevent our competitors from independently developing similar products, duplicating our products or designing around any patents that may be issued to us;

•	provide adequate protection for our intellectual property rights;

•	prevent disputes with third parties regarding ownership of our intellectual property rights;

•	prevent disclosure of our trade secrets and know-how to third parties or their release into the public domain; or

•	result in valid patents, including international patents, from any of our pending applications.

Others may attempt to copy or otherwise obtain and use our proprietary technologies without our consent. Monitoring the unauthorized use of our technologies is difficult. There is a significant risk that our customers or their end-user customers may attempt to copy or otherwise obtain and use our proprietary technologies without our consent.

We may find it necessary to litigate against others, including our customers, to protect our intellectual property and to challenge the validity and scope of the proprietary rights asserted by others, and we could face counterclaims. Legal disputes with customers could substantially harm our relationships and sales. Litigation is inherently uncertain, and an adverse outcome could subject us to significant liability for damages or invalidate our proprietary rights. The complexity of the technology involved and inherent uncertainty and cost of intellectual property litigation increases our risks.

Third parties may claim that we are infringing on their intellectual property rights, and we may already be infringing without knowing it. We may face additional liability when we agree to indemnify our customers against third party infringement. If a third party establishes that we are infringing its intellectual property rights, or that our intellectual property rights are invalid, we may be forced to change our products, services, or manufacturing processes, and such changes may be expensive or impractical. We may then be forced to seek royalty or license agreements. If we are unable to agree on acceptable terms we may be required to discontinue products or halt other aspects of our operations. We may also be liable for significant damages. Even if intellectual property claims brought against us are without merit, the litigation may be costly and time consuming, and may divert our management and key personnel from operating our business.

The U.S. government’s right to use technology developed by us limits our intellectual property rights.

We seek to protect the competitive benefits we derive from our patents, proprietary information and other intellectual property. However, we do not have the right to prohibit the U.S. government from using certain technologies developed by us or to prohibit third party companies, including our competitors, from using those technologies in providing products and services to the U.S. government. The U.S. government has the right to royalty-free use of technologies that we have developed under U.S. government contracts. We are free to commercially exploit those government-funded technologies and may assert our intellectual property rights to seek to block other non-government users thereof, but we cannot assure you that we could successfully do so.

Our efforts to protect our intellectual property may be less effective in some foreign countries where intellectual property rights are not as well protected as in the United States.

Our subsidiaries have not consistently sought patent protection or registered our trademarks outside the United States, which may impair our ability to use or protect our technology and brand in foreign jurisdictions. The laws of some foreign countries, including countries in which we have sold and will continue to sell our products, protect proprietary rights less broadly than do the laws of the United States. Many U.S. companies have encountered substantial problems in protecting their proprietary rights in such countries, and there is a risk that we will encounter similar problems. If our competitors in these countries copy our technology without our permission, our sales and operations will be harmed.

Our business is subject to environmental regulation that could result in compliance costs. Any violations or liability under environmental laws could harm our business.

We are subject to environmental and safety laws and regulations governing the use, storage and disposal of hazardous substances or wastes and imposing liability for the cleanup of contamination from these substances. We cannot completely eliminate the risk of contamination or injury from these substances or wastes, and, in the event of such an incident, we could be held liable for any damages that result. In addition, we may be required to incur significant additional costs to comply with environmental laws and regulations in the future.

Risks Associated with Government Contracts and Regulation

The U.S. government may terminate or modify its existing contracts with us or with government contractors for which we are a subcontractor.

We must comply with and are affected by laws and regulations relating to the formation, administration and performance of U.S. government contracts and subcontracts thereunder, which affect how we do business as a contractor or subcontractor to U.S. government customers and which may impose additional expenses on our business.

There are inherent risks in contracting with the U.S. government. The U.S. government can typically terminate, reduce orders under or otherwise modify any of its contracts with us for its convenience (i.e., without cause) whether or not we have failed to perform under the terms of the applicable contract. In such case, the government would not be required to pay us for the lost profits for the unperformed work. A termination arising out of our default could expose us to liability and harm our ability to compete for future contracts and orders. In addition to unfavorable termination provisions, our U.S. government contracts and related regulations contain provisions that allow the U.S. government to unilaterally suspend us from receiving new contracts pending resolution of alleged violations of procurement laws or regulations, reduce the value of existing contracts, issue modifications to a contract and control and potentially prohibit the export of our services and associated materials. U.S. government contracts may also be terminated if Congress fails to provide funds for the contract.

Our business is subject to laws and regulations that are more restrictive because we are a contractor and subcontractor to the U.S. government.

As a contractor and subcontractor to the U.S. government, we are subject to various laws and regulations that are more restrictive than those applicable to non-government contractors, including the Federal Acquisition Regulation and its supplements, which comprehensively regulate the formation, administration and performance of U.S. government contracts, and the Truth in Negotiations Act and various other laws, which require certain certifications and disclosures. These laws and regulations, among other things:

•	require that we obtain and maintain material governmental authorizations and approvals to conduct our business as it is currently conducted;

•	require certification and disclosure of cost and pricing data in connection with certain contract negotiations;

•	impose rules that define allowable and unallowable costs and otherwise govern our right to reimbursement under certain cost-based U.S. government contracts;

•	restrict the use and dissemination of information classified for national security purposes and the export of certain products and technical data; and

•

impose requirements relating to ethics and business practices, which carry penalties for noncompliance ranging from monetary fines and damages to loss of the ability to do business with the U.S. government as a prime contractor or subcontractor.

In addition, we are subject to industrial security regulations of the U.S. Department of Defense and other federal agencies that are designed to safeguard against unauthorized access by foreigners and others to classified and other sensitive information. If we were to come under foreign ownership, control or influence, our U.S. government customers could terminate, or decide not to renew, our contracts, and such a situation could also impair our ability to obtain new contracts and subcontracts. The government may also change its procurement practices or adopt new contracting rules and regulations that could be costly to satisfy or that could impair our ability to obtain new contracts.

We may not be able to receive or retain the necessary licenses or authorizations required for us to export our products and we may incur regulatory penalties for past compliance failings of our acquired companies.

We must obtain a license from the U.S. government before we may export certain products or technologies from the United States. We cannot be certain that we will obtain any licenses required to export our products to foreign customers or receive authorization from the U.S. government for sales to foreign governments. For example, export control delays precluded the delivery of approximately $2 million in orders for our radar products in 2006. Failure to receive required licenses or authorizations in a timely manner or at all will limit our ability to export our products and could reduce our revenues.

Any seizure or delay in shipment of our products for failure to obtain a required export license could harm our financial condition and results of operations. Export control laws may also inhibit the free interchange of technical discussions among our employees. Absent license authorization from the appropriate agency, technologies related to our military or dual-use products cannot be discussed with our foreign national employees who are not permanent residents, nor with our foreign subsidiaries. Licensing requirements may delay product development and other engineering or sales activities. In addition, many of our subsidiaries had not adopted formal export compliance programs prior to being acquired by us. For example, two of our subsidiaries engaged in research and development activities that involved the sharing of technical information with foreign national employees related to the development of explosives detectors and nerve gas sensors. This early development work occurred without license approvals and prior to our acquisition of these companies. These subsidiaries have now identified possible gaps in compliance, have made voluntary disclosures to the U.S. Department of State, and have adopted compliance measures to address compliance deficiencies.

Export control agencies are authorized to impose monetary penalties or even to suspend export privileges. While such actions have not been taken against our company to date, such risks exist in this highly regulated field, and we cannot entirely eliminate the possibility that such agency action may occur in the future.

We are subject to audits by the U.S. government which could adversely affect our business.

U.S. government agencies routinely audit and investigate government contractors to monitor performance, cost allocations, cost accounting and compliance with applicable laws, regulations and standards. Since some of our contracts are cost plus a fixed fee, the U.S. government has the right to audit our costs even after job completion and after we have booked the corresponding revenue. The U.S. government also may review the adequacy of, and a contractor’s compliance with, its internal control systems and policies, including the contractor’s purchasing, property, estimating, compensation and management information systems. Any costs found to be improperly allowed or improperly allocated to a specific contract will not be reimbursed, and any such costs that have already been reimbursed must be refunded. While we intend to implement uniform procurement and compliance programs for all of our business, we may be subject to more risks from these audits until we are able to implement such a program effectively. Notwithstanding current compliance, we may be responsible for the lack of compliance, if any, in the past by the companies we have acquired or acquire in the future.

Responding to governmental audits, inquiries, or investigations may involve significant expense and divert the attention of our management. If a government review or investigation uncovers improper or illegal activities, we may be subject to civil and criminal penalties and administrative sanctions, including termination of contracts, forfeiture of profits, suspension of payments, damages, fines and suspension or debarment from doing business with U.S. government agencies. In addition, our reputation could be seriously harmed by allegations of impropriety, even if unfounded.

Our business may increasingly depend upon obtaining and maintaining required security clearances.

We may bid for U.S. government contracts that require our employees to maintain various levels of security clearances and require us or our subsidiaries to maintain certain facility security clearances in compliance with DoD and other government requirements. Obtaining and maintaining security clearances for employees involves a lengthy process, and it is difficult to identify, recruit and retain employees who already hold security clearances. If our employees are unable to obtain or retain security clearances, or if our employees who hold security clearances stop working for us, we may face delays in fulfilling contracts, or be unable to fulfill or secure new contracts, with any customer involved in classified work. Any breach of security for which we are responsible could seriously harm our business, damage our reputation and make us ineligible to work on any classified programs.

Cost over-runs on our contracts could subject us to losses or adversely affect our future business.

Certain of our contracts with the U.S. government are subject to fixed prices, in which we receive a fixed price irrespective of the actual costs we incur. Consequently, any costs in excess of the fixed price are ordinarily absorbed by us. Under time-and-materials contracts, we are paid for labor at negotiated hourly billing rates and for certain expenses. Under cost reimbursement contracts, which are subject to a contract-ceiling amount, we are reimbursed for allowable and allocable costs and ordinarily paid a fee, which may be fixed or performance based. We may not be able to obtain reimbursement for any costs that exceed the contract limits or are not allowable or allocable under the provisions of the contract or applicable regulations. Under each type of contract our financial condition and operating results could be affected materially and adversely if we fail to anticipate technical problems, estimate costs accurately or control costs we incur in performing under the contract. Cost over-runs also may adversely affect our ability to sustain existing programs and obtain future contract awards.

Risks Related to Our Common Stock

There is no guarantee that an active and liquid public market will develop for our common stock.

Prior to this offering, there has not been a public market for our common stock. A liquid trading market for our common stock may not develop. The initial public offering price will be determined in negotiations between the representatives of the underwriters and us and may not be indicative of prices that will prevail in the market. We cannot assure you that you will be able to sell your shares at or above the initial public offering price.

After this offering, the price of our common stock may be volatile and we cannot assure you that the price of our shares will not decline.

The market price of our common stock may fluctuate substantially due to a variety of factors, many of which are beyond our control, including:

•	political, military and security developments in the United States and worldwide;

•	the development of fundamentally new detection, surveillance, active denial and systems and software technologies;

•	general and industry-specific economic conditions;

•	changes in financial estimates or recommendations by securities analysts;

•	sales of our common stock or other actions by investors with significant shareholdings; and

•	general market conditions.

The stock markets in general have experienced substantial volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the market price of our common stock.

In the past, stockholders have sometimes instituted securities class action litigation against companies following periods of volatility in the market price of their securities. Any similar litigation against us could result in substantial costs, divert management’s attention and resources and harm our business.

Purchasers of shares of our common stock in this offering will experience immediate and substantial dilution in net tangible book value.

The initial public offering price of our common stock is higher than the net tangible book value per share of our outstanding common stock. This is referred to as dilution. If you purchase common stock in the offering, you will incur immediate and substantial dilution in the net tangible book value per share from the price you pay for our common stock. If the holders of outstanding stock options and warrants exercise those securities, you will incur additional dilution. See “Dilution.”

Future sales of our common stock by our stockholders could depress the price of our common stock.

Sales of a large number of shares of our common stock in the public market, or the availability of a large number of shares for sale, could adversely affect the market price of our common stock and could impair our ability to raise funds in subsequent stock offerings. Upon completion of this offering, we will have 33,471,939 shares of common stock outstanding and our amended and restated certificate of incorporation will authorize us to issue 250,000,000 shares of common stock. Substantially all of our current stockholders will be subject to agreements with the underwriters that restrict their ability to transfer their stock for 180 days after the date of this prospectus. Lehman Brothers Inc., on behalf of the underwriters, may in its sole discretion and at any time waive the restrictions on transfer in these agreements during this period. After these agreements expire, approximately 28,415,700 of these shares will be eligible for sale in the public market subject to the volume and other restrictions under Rules 144 and 701 under the Securities Act. As of September 30, 2007, we had options to purchase a total of 3,306,101 shares outstanding, of which 2,567,152 were vested, and an additional 11,693,898 were available for grant under our stock based compensation plans. In addition, as of September 30, 2007, we had a total of 346,590 shares of unvested restricted stock awards and restricted stock units, and warrants to purchase 393,219 shares of our common stock outstanding. See “Shares Eligible for Future Sale.”

We currently do not intend to pay dividends on our common stock, and as a result, your only opportunity to achieve a return on your investment is if the price of our common stock appreciates.

We do not expect to pay any cash dividends on our common stock in the foreseeable future. For more information, see “Dividend Policy.” As a result, your only opportunity to achieve a return on your investment in us will be if the market price of our common stock appreciates and you sell your shares at a profit. The market price for our common stock after this offering may never exceed the price that you pay for our common stock in this offering.

Our organizational documents and Delaware law have anti-takeover provisions that could delay or prevent a change in control of our company.

In addition to Wexford Capital LLC’s and its affiliates’ ownership of a majority of our common stock after this offering, our certificate of incorporation and by-laws and Delaware law contain provisions that could delay or prevent a change in control of our company that stockholders may consider favorable. These provisions include the following:

•

the ability of our Board of Directors to issue, without stockholder approval, up to 15,000,000 shares of preferred stock with terms set by the Board of Directors, commonly referred to as “blank check” preferred stock, with rights senior to those of our common stock;

•	the prohibition of cumulative voting in the election of directors, which would otherwise allow less than a majority of stockholders to elect director candidates; and

•	requirements for advance notice of nominations for election to the Board of Directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

These provisions in our organizational documents and under Delaware law could allow our Board of Directors to affect your rights as a stockholder by making it more difficult for stockholders to replace board members and could discourage takeover attempts. Because our Board of Directors is responsible for appointing members of our management team, these provisions could in turn affect any attempt to replace the current management team. In addition, these provisions could deprive our stockholders of opportunities to realize a premium on their shares of common stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” contains forward-looking statements. These statements relate to future events or our future financial performance, and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance and achievements to be materially different from the future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “could,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” and similar expressions, whether in the negative or affirmative. These statements are only predictions and may be inaccurate. Actual events or results may differ materially and you should not place undue reliance on these forward-looking statements. In evaluating these statements, you should specifically consider a number of important factors, including the risks outlined under “Risk Factors” and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. We qualify all of our forward-looking statements by these cautionary statements.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures, investments or strategic alliances we may make. Except as may be required by the federal securities laws, we are under no duty to update any of the forward-looking statements after the date of this prospectus.

This prospectus contains statistical data that we obtained from industry publications and reports. These publications generally indicate that they have obtained their information from sources believed to be reliable, but do not guarantee the accuracy and completeness of their information. Although we believe the publications are reliable, we have not independently verified their data.

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the shares of common stock in this offering will be approximately $82.5 million, assuming an initial public offering price of $18.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 750,000 shares at the initial public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 5,000,000 shares in connection with this offering. To the extent that the underwriters exercise this option in full, we estimate that the net proceeds to us from such exercise will be approximately $12.5 million.

A $1.00 increase (decrease) in the assumed initial offering price of $18.00 per share would increase (decrease) the net proceeds of this offering by $4.7 million, assuming the sale of 5,000,000 shares of our common stock and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds for general corporate purposes, including working capital, the expansion of our sales and marketing organizations, acceleration of our research and development efforts, expansion of our manufacturing capabilities and purchases of capital equipment. We anticipate we will also use a portion of the proceeds in acquisitions of businesses, products and technologies that are complementary to our business. Although we have from time to time evaluated possible acquisitions, we currently have no definitive commitments or agreements to make any acquisitions, and we cannot assure you that we will make any acquisitions in the future. Until we use the net proceeds from this offering, we intend to invest the funds in United States government securities and other short-term, investment-grade, interest-bearing instruments or high-grade corporate notes. Management will have significant flexibility in applying the net proceeds from this offering. We will use a portion of the offering proceeds to repay a $7.0 million promissory note and all accrued interest payable to DP1, LLC. The promissory note accrues interest at a rate equal to 2% every 30 days and matures on December 27, 2007. The proceeds from the borrowing under the promissory note were used to finance the acquisition of PureTech Systems Inc. in October 2007. See “Certain Relationships and Related Party Transactions—Acquisition Transactions and Loans—Loans from DP1, LLC.”

DIVIDEND POLICY

We have never declared or paid any cash dividends on our capital stock and we do not currently intend to pay any cash dividends on our common stock. We expect to retain future earnings, if any, to fund the development and growth of our business. Any future determination to pay dividends on our common stock will be at the discretion of our Board of Directors and will depend upon, among other factors, our results of operations, financial condition, capital requirements and contractual restrictions.

CAPITALIZATION

The following table sets forth our capitalization as of September 30, 2007:

•	on an actual basis;

•

on an as adjusted basis (i) to give effect to the conversion of all of our outstanding shares of preferred stock into 18,525,595 shares of common stock upon the completion of this offering, and (ii) to give effect to the our issuance and sale of 5,000,000 shares of common stock in this offering at an assumed initial public offering price of $18.00 per share (the mid-point of the price range set forth on the cover page of this prospectus) and our receipt of the net proceeds therefrom, as described under “Use of Proceeds.”

You should read the following table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Description of Capital Stock” and our consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2007
	Actual	As Adjusted
	(in thousands)
Long-term debt	$608	$608
Series A convertible redeemable preferred stock, $0.001 par value: 20,500,000 shares authorized, actual; 15,000,000 shares authorized, as adjusted; 18,525,595 shares issued and outstanding, actual; no shares issued or outstanding, as adjusted	209,323	—
Stockholders’ equity:
Common stock, $0.001 par value: 60,000,000 shares authorized, actual; 250,000,000 shares authorized, as adjusted; 9,870,626 shares issued and outstanding, actual; 33,471,939 shares issued and outstanding, as adjusted	10	33
Additional paid-in capital	92,053	382,595
Accumulated other comprehensive income	2,616	2,616
Accumulated deficit	(170,927)	(170,927)

Stockholders’ (deficit) equity	(76,248)	214,317

Total capitalization	$133,683	$214,925

Each $1.00 increase or decrease in the assumed initial public offering price per share would increase or decrease, as applicable, the amount of additional paid-in capital, stockholders’ equity and total capitalization by approximately $4.7 million, assuming the number of shares offered by us, as set forth on the cover of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions payable by us.

DILUTION

Our pro forma net tangible book value on September 30, 2007, was approximately $41 million, or $1.44 per share. “Net tangible book value” is total assets minus the sum of liabilities and intangible assets. “Pro forma net tangible book value per share” is pro forma net tangible book value divided by the total number of shares of our common stock outstanding on a pro forma basis giving effect to the conversion to common stock of our outstanding preferred stock.

After giving effect to adjustments relating to the offering, our pro forma as adjusted net tangible book value on September 30, 2007, would have been approximately $122 million, or $3.63 per share. The adjustments made to determine pro forma as adjusted net tangible book value per share consist of:

•	an increase in total assets to reflect the net proceeds received by us from this offering as described under “Use of Proceeds;” and

•	the addition of the number of shares offered by us in this prospectus to the number of shares outstanding.

The following table illustrates the increase in pro forma net tangible book value of $2.19 per share and the dilution (the difference between the offering price per share and net tangible book value per share) to new investors. The table assumes the initial public offering price will be $18.00 per share.

Assumed public offering price per share		$18.00
Pro forma net tangible book value per share as of September 30, 2007	$1.44
Increase in pro forma net tangible book value per share attributable to the offering	2.19

Pro forma as adjusted net tangible book value per share as of September 30, 2007 after giving effect to the offering		3.63

Dilution per share to new investors in the offering		$14.37

A $1.00 increase (decrease) in the assumed offering price would increase (decrease): (1) our net tangible book value after giving effect to this offering by $4.7 million; (2) the net tangible book value per common share after giving effect to this offering by $0.14; and (3) the dilution per common share to investors in this offering by $0.86, in each case, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The following table shows the difference between existing stockholders and new investors with respect to the number of shares purchased from us, the total consideration paid and the average price paid per share. The table assumes the initial public offering price will be $18.00 per share.

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percent	Amount	Percent
	(dollars in thousands, except per share data)
Existing stockholders	28,472	85.1%	$260,375	74.3%	$9.14
New public investors	5,000	14.9	90,000	25.7	18.00

Total	33,472	100.0%	$350,375	100.0%

A $1.00 increase (decrease) in the assumed offering price would increase (decrease) total consideration and the total average price per share paid by new investors by $5.0 million and $1.00, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

The preceding tables are based on our shares outstanding at September 30, 2007, and assume no exercise of any outstanding stock options or warrants, or vesting of restricted stock awards or restricted stock units after that date except for restricted stock awards that vest upon completion of the offering. At September 30, 2007, there were outstanding options to purchase a total of 3,306,101 shares of our common stock at a weighted average exercise price of $8.77 per share and warrants to purchase a total of 393,219 shares of our common stock at a weighted average exercise price of $14.55 per share. To the extent any of these options or warrants are exercised, there will be further dilution to new investors. The preceding tables also do not reflect as outstanding approximately 548,745 shares of our common stock subject to restricted stock units that we intend to award prior to the closing of this offering pursuant to our 2007 Equity Incentive Plan. No sale or (with certain exceptions for estate planning purposes) other disposition of the shares subject to these awards will be permitted prior to the fifth anniversary of the date of grant. The exercise price of the options to be granted prior to the closing of this offering pursuant to the 2007 Equity Incentive Plan will be equal to the initial public offering price. If all options and warrants outstanding at September 30, 2007 had been exercised as of that date:

•	our pro forma net tangible book value, giving effect to those transactions, would be $4.21 per share, and the dilution per share to new investors in the offering would be $13.79 per share; and

•

the average price per share paid by all existing stockholders for their shares, giving effect to those transactions, would be $9.17, and existing stockholders would own 86.5% of our outstanding shares and would have paid 76.6% of the total consideration paid for all our outstanding shares.

If all the foregoing options, warrants and unvested shares of restricted stock and restricted stock units, assuming an initial public offering price of $18.00 per share, the midpoint of the price range on the cover of this prospectus, had been exercised and the anticipated restricted stock units referred to above had been granted, each as of September 30, 2007:

•	our pro forma net tangible book value, giving effect to those transactions, would be $4.11 per share, and the dilution per share to new investors in the offering would be $13.89 per share; and

•

the average price per share paid by all existing stockholders for their shares, giving effect to those transactions, would be $8.92, and existing stockholders would own 86.9% of our outstanding shares and would have paid 76.6% of the total consideration paid for all our outstanding shares.

A $1.00 increase (decrease) in the assumed offering price would increase (decrease) pro forma net tangible book value per share and dilution per share to new investors by $0.59 and $0.22, respectively, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same, after giving effect to the transactions described above and after deducting underwriting discounts and commissions and estimated offering expenses payable by us.

SELECTED CONSOLIDATED FINANCIAL DATA

You should read the following selected consolidated financial data in conjunction with our consolidated financial statements and related notes and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

We derived the consolidated statement of operations data for the years ended December 31, 2006, 2005, 2004 and 2003 and the consolidated balance sheet data as of December 31, 2006, 2005 and 2004 from our audited consolidated financial statements, which were audited by Grant Thornton LLP, an independent registered public accounting firm, and which appear elsewhere in this prospectus. The consolidated statement of operations data for the nine months ended September 30, 2007 and 2006, and the consolidated balance sheet data as of September 30, 2007, are derived from our unaudited consolidated financial statements appearing elsewhere in this prospectus and include all necessary adjustments, consisting only of normal recurring adjustments, that we consider necessary for the fair presentation of this data. We have completed a number of acquisitions over the last three fiscal years, each of which was accounted for as a purchase transaction, which may affect year-over-year comparisons of our consolidated summary financial data. See a description of such acquisitions fully described in note 4, “Business Combinations and Related Intangibles” in the notes to our consolidated financial statements.

	ICx						Predecessor
	Nine Months Ended September 30,		Year Ended December 31,				Year Ended March 31,
	2007	2006	2006	2005	2004	2003	2003(1)
		(in thousands, except per share data)
	(unaudited)
Consolidated Statement of Operations Data:
Products
Revenue	$59,707	$38,724	$59,341	$20,439	$929	$75	$1,178
Cost of revenue	29,058	20,826	31,329	11,203	1,086	39	753
Gross profit	30,649	17,898	28,012	9,236	(157)	36	425
Contract research and development and services
Revenue	24,785	19,729	25,694	10,436	2,128	—	—
Cost of revenue	17,203	12,186	15,840	6,135	1,276	—	—
Gross profit	7,582	7,543	9,854	4,301	852	—	—
Maintenance, service and other
Revenue	10,128	3,129	5,125	525	—	—	—
Cost of revenue	6,524	1,595	2,843	253	—	—	—
Gross profit	3,604	1,534	2,282	272	—	—	—
Operating expenses:
Research and development	14,691	10,521	14,501	4,957	1,969	47	288
Sales and marketing	17,003	12,332	17,679	3,524	859	63	—
General and administrative	28,073	26,718	37,745	11,265	1,312	38	1,111
Goodwill impairment loss	—	—	66,043	—	—	—	—
Depreciation and amortization	10,240	13,563	17,236	5,289	825	6	214
Acquired in-process R&D	—	—	—	2,300	—	—	—
Other	—	—	—	839	487	—	—
Total operating expenses	70,007	63,134	153,204	28,174	5,452	154	1,613
Loss from operations	(28,172)	(36,159)	(113,056)	(14,365)	(4,757)	(118)	(1,188)
Interest income	449	311	371	126	21	—	2
Interest expense	(455)	(294)	(372)	(145)	(1)	—	(185)
Other, net	128	97	1,039	541	1,074	13	(34)
Loss before income taxes	(28,050)	(36,045)	(112,018)	(13,843)	(3,663)	(105)	(1,405)
Provision for (benefit from) income taxes	(907)	(230)	(296)	(1,943)	—	—	—
Loss from continuing operations	(27,143)	(35,815)	(111,722)	(11,900)	(3,663)	(105)	(1,405)
Discontinued operations, net(2)	3,842	(1,984)	(15,766)	(2,852)	(1,386)	(230)	—
Net loss	(23,301)	(37,799)	(127,488)	(14,752)	(5,049)	(335)	(1,405)
Accretion on redeemable convertible preferred stock	7,384	7,038	9,480	5,562	—	—	—
Net income attributable to common stockholders	$(30,685)	$(44,837)	$(136,968)	$(20,314)	$(5,049)	$(335)	$(1,405)
Basic and diluted loss per share	$(3.13)	$(4.92)	$(14.94)	$(6.63)	—	—	—
Basic and diluted weighted average shares outstanding	9,798,678	9,122,042	9,166,761	3,064,756	—	—	—
Pro forma basic and diluted loss per share (unaudited)(3)	$(0.82)		$(4.99)
Pro forma basic and diluted weighted average shares outstanding (unaudited)(3)	28,312,735		25,526,458

	ICx						Predecessor
	As of September 30,		As of December 31,				As of March 31,
	2007	2006	2006	2005	2004	2003	2003(1)
	(in thousands, except per share data)
	(unaudited)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$16,132	$7,884	$7,236	$23,354	$1,493	$581	$1,648
Working capital	33,289	27,432	27,312	24,072	1,100	1,405	1,619
Total assets	171,148	249,499	184,248	267,469	17,377	4,866	2,644
Long-term debt	608	712	449	508	—	17	1,503
Redeemable convertible preferred stock	209,323	179,975	197,732	151,831	—	—	2,226
Stockholders’ equity (deficit)	$(76,248)	38,076	$(51,507)	$77,811	$11,758	$3,023	$(1,897)

(1)	We have included the statement of operations data for the year ended March 31, 2003 and the balance sheet data as of March 31, 2003 for our predecessor corporation, Nuvonyx, Inc. (Nuvonyx). Nuvonyx is deemed a predecessor business because we were considered to be under common control with Nuvonyx following the acquisition of a majority of the equity in Nuvonyx in January 2003 by our affiliates, Nuvonyx was the first company acquired by our affiliates that was subsequently sold to us. The March 31, 2003 financial data is derived from the audited financial statements of Nuvonyx and is not materially different than if we had presented an unaudited statement of operations for the year ended December 31, 2002 and an unaudited balance sheet as of December 31, 2002. In December 2006, our Board of Directors approved a plan for the sale of Nuvonyx and for the periods from 2003 through the nine months ended September 30, 2007, the results of operations for Nuvonyx are included as a component of discontinued operations in the selected financial information presented.

(2)	In August 2006, we realized a $3.1 million gain on the sale of substantially all of the assets of a non-strategic operation owned by Nomadics, Inc., that was acquired in August 2005. In December 2006, we adopted a plan for the sale of three companies that did not align with our overall strategic plans. In February, March and April 2007, we sold Nuvonyx Europe, Harbinger Technologies Group, Inc. and Nuvonyx, Inc., respectively, pursuant to this plan. Loss from discontinued operations was $18.9 million in 2006, which includes a $13.1 million impairment loss to write-down the carrying amounts of two of the discontinued companies to their estimated fair values less costs associated with the sale of the companies.

(3)	Gives effect to the conversion of our outstanding preferred stock to common stock on a one-for-one basis immediately prior to the completion of this offering.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL

CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and related notes included elsewhere in this prospectus statement. This discussion contains forward-looking statements that involve risk and uncertainties. Our actual results could differ materially from those discussed below. Factors that could cause or contribute to these differences include, but are not limited to those identified below, and those discussed in the section entitled “Risk Factors” included elsewhere in this prospectus.

Overview

We are a leading developer, manufacturer, marketer and integrator of advanced sensor and surveillance technologies, products and solutions. Our first and currently our principal market is homeland security. We were incorporated in 2003, and our business was primarily formed through the acquisition of 19 companies. As more fully described below, we sold the non-strategic operations of one of our companies in 2006 and three companies in 2007. On October 1, 2007, we acquired PureTech Systems, Inc. (PureTech) for $3.25 million in cash in a business combination accounted for as a purchase. The results of operations of PureTech will be consolidated into our results beginning October 1, 2007.

We operate our business in three reportable segments: Detection, Surveillance and Solutions. Our Detection segment develops products and conducts research and development in the areas of chemical, biological, radiation, nuclear and explosives detection. Our Surveillance segment provides products and services for perimeter security and wide area surveillance. Our Solutions segment integrates our technologies and products to provide single source solutions that address a broad range of customer specific security and surveillance needs.

Our direct customers include federal agencies such as the U.S. Department of Homeland Security, U.S. Customs & Border Protection (Border Patrol) and the Transportation Security Administration, as well as various state and local governments and agencies, including the New York Police Department and the Port of Long Beach. We also provide products, components and sub-systems to leading integrators in the security and defense industries who either resell our products or integrate them into comprehensive security installations for their end customers. The value-added-resellers and system integrators that we sell products to include The Boeing Company, Honeywell International, Inc., Northrop Grumman Corp., Raytheon Company, SAIC, Inc. and Thermo Fisher Scientific Inc. We also sell to military customers such as the U.S. Department of Defense, the U.S. Air Force, the U.S. Marines and the U.S. Army. We have also begun to expand our addressable markets by selling to private sector customers such as Federal Express Corporation, The Walt Disney Company and two international airports serving the city of Houston, Texas and surrounding communities. Due to the breadth and diverse nature of our product and technology portfolio and our ability to deliver solutions for a comprehensive range of critical security applications, the future success of our business is not dependent upon a single product, technology, customer or government program.

Our objective is to grow our business organically and through the acquisition of complementary companies. To achieve this objective, we plan to:

•	continue to develop and acquire next generation technologies to strengthen our technological leadership position;

•	continue converting our innovative technologies in our research and development pipeline into new products and platforms to pursue new market opportunities;

•	continue to provide integrated, single-source solutions that prevent a broad range of critical security threats;

•	continue to build and strengthen our direct sales force and expand our indirect channels to extend our geographic reach and market penetration;

•	leverage our existing intellectual property and infrastructure to expand our addressable markets and further accelerate our growth; and

•

grow our business, relationships and product offerings by acquiring select companies and assets that enhance our technology leadership, broaden our product offerings or expand our customer relationships.

Business Acquisitions

We were incorporated in 2003, and our business was primarily formed through the acquisition of 19 companies beginning in 2003. In 2007, we sold three of these companies. The following table includes information about our acquisitions.

Businesses Acquired(1)	Acquisition Dates
Detection Segment
GHC Technologies, Inc.	December 2006
target systemelectronic, GmbH	November 2005
Target Instruments, Inc.	November 2005
MesoSystems Technology, Inc.	November 2005
Griffin Analytical Technologies, Inc.	November 2005
Agentase, LLC	September 2005
Nomadics, Inc.	August 2005

Surveillance Segment
Sensor Technologies & Systems, Inc.	December 2005
IonOptics, Inc.(2)	October 2005 and January 2004
New Heights Manufacturing, Inc.	August 2005
Digital Infrared Imaging, Inc.	August 2005
Amphitech(3)	July 2005 and November 2003

Solutions Segment
Security 2000, Inc.	November 2006
360 Surveillance, Inc./PBA Engineering Ltd./Chilkoot Designs Ltd./Peter Boudreau Associates Ltd./Davidson Technologies (360/PBA)	December 2005
DAQ Electronics, Inc.	April 2005
PureTech Systems Inc.(4)	October 2007

(1)	In February, March and April 2007, we sold Nuvonyx Europe, Harbinger Technologies Group, Inc. and Nuvonyx, Inc., respectively.
(2)	We acquired a portion of this company in 2004 and the remainder in 2005.
(3)	We acquired a portion of this company in 2003 and the remainder in 2005.
(4)	We acquired this company in October 2007 for $3.25 million in cash in a business combination accounted for as a purchase.

In connection with these business acquisitions, not including PureTech, which we acquired on October 1, 2007, we acquired approximately $59 million in amortizable intangible assets, which primarily include our core technology, customer relationships and firm contracts. The estimated lives of these intangible assets range from four to 10 years for core technology, one to five years for customer relationships and one year for firm contracts.

Key Business Metrics

We monitor a number of key metrics to help forecast growth, establish budgets, measure the effectiveness of our sales and marketing efforts, accelerate product development and measure operational effectiveness.

Product Revenue.    We were incorporated in 2003, and our business was formed through the acquisition of 19 companies. Many of these businesses were in the early stages of transitioning advanced technologies into products, integrating solutions and developing marketing and sales strategies. Beginning in 2005, we began to develop a more comprehensive sales and marketing structure to support our business segments. A key measure of our success is product revenue growth. Because our financial statements present the results of operations of acquired businesses from the date of acquisition, we monitor revenue growth by comparing current periods against pro forma results of operations as if we had acquired the businesses as of the beginning of the prior comparable periods.

Product Gross Profit.    Our goal is to grow product gross profit to increase the profitability of our business. Because of the emerging stage of many of our products, gross profit has been inconsistent and unpredictable. Key factors affecting our gross profit are volume pricing, warranty costs, product mix, economies of scale and the ability to absorb fixed costs. Our ability to effectively monitor and manage these factors is important in attaining business profitability.

Research and Development.    Our primary source of research and development funds is through direct contracts with the U.S. government and subcontracts with other commercial entities that contract with the U.S. government. We refer to this externally funded research and development as contract research and development. We also invest in research and development activities using our own internal funds in an effort to accelerate new and enhanced product offerings and to expand our technological leadership. We refer to this internally funded research and development as internal research and development. One of our key objectives is to expand our market share by continuing to convert advanced technologies into products and single source integrated solutions. Accordingly, we intend to continue our research and development activities through both contract research and development and internal research and development programs to advance our technologies and release new products and provide integrated solutions.

Description of Certain Factors Affecting our Revenue, Gross Profit and Operating Expenses

Product Revenue and Gross Profit.    In our Detection segment, we primarily derive product revenue through the sale of our Fido explosive detectors, IdentiFINDER and Interceptor radiation detectors, AirSentinel bioaerosol sensors and our Griffin gas chromatography/mass spectrometry line of products. In our Surveillance segment, we primarily derive product revenue from the sale of our Cerberus and SkyWatch towers, our thermal imaging cameras, including DefendIR and Orion, our STS line of radar products and our infrared sensors product—MarkIR. In our Solutions segment, we primarily derive product revenue from the sale of our Cameleon advanced camera control systems, Cameleon ITS transportation management software, StarWatch security command and control software and Callisto, a non-security related product for process management of diverse supervisory control and data acquisition (SCADA) applications.

Our gross profit on product sales is primarily impacted by the relative mix of higher and lower margin products, the efficiency and scale of our manufacturing operations, the relative mix of direct sales to end customers and sales through original equipment manufacturers and other resellers, and the relative mix of products that are manufactured by us and those that are manufactured by third parties. We typically earn a higher gross profit on products that we sell directly to end customers and on products that we manufacture ourselves. Because of the emerging stage of many of our products and our plans for new product introductions, we anticipate that our gross profit may continue to be impacted in the future by fixed overhead costs related to the expansion of our manufacturing capacity. As a result of these factors, our product gross profit has been inconsistent and may continue to be inconsistent for the foreseeable future.

Contract Research and Development Revenue and Gross Profit.    We earn contract research and development revenue by performing research and development primarily under contracts that we enter into directly with the U.S. government or as subcontractors to other commercial entities that contract with the U.S. government. Most of our research and development contracts are either based on our cost plus a fixed fee which is subject to a dollar cap, or are fixed price. We account for earnings under long-term contracts using the percentage-of-completion method of accounting. See “Critical Accounting Policies—Revenue Recognition—Contract Research and Development and Service.”

Gross profit on contract research and development revenue is primarily impacted by the mix of contract type and the estimates inherent in recognizing revenue using the percentage-of-completion method of accounting. Our fee, or profit, under cost plus fixed fee contracts is based on a percentage of contract spending and is subject to a cap. On a fixed price contract, we are generally only required to incur the costs necessary to complete the contract. The degree of accuracy in determining the costs to complete our deliverables may impact gross profit under both contract types.

Maintenance, Service and Other Revenue and Gross Profit.    We derive maintenance, service and other revenue, in all of our segments, from training, installation and warranty contracts. Additionally, in our Solutions segment we derive revenue from project management and technology integration services. Most of our project management and integration service contracts are for a fixed price and revenue is recognized under the percentage of completion method. Revenue from training and installation contracts is recognized upon completion of services. Revenue under product maintenance and extended warranty contracts is generally recognized over the requisite service period. See “Critical Accounting Policies— Revenue Recognition—Maintenance, Service and Other Revenue.”

Gross profit under fixed price project management and integration service contracts is primarily impacted by the degree of accuracy in estimating the costs to complete our deliverables under those contracts. Because our product training, installation, maintenance and warranty contracts are generally based on standard services, we have historically recognized higher margins on those services than on our project management and integration services.

General and Administrative Expenses.    General and administrative expenses represent the costs and expenses of managing and supporting our operations. We increased our general administrative expenses in 2006 and 2007 through the use of consultants and other professionals to complete certain accounting and legal functions. We also increased general and administrative expenses by hiring additional executive officers and advisors and in connection with our expansion into additional facilities. Following the completion of this offering, we believe that our general and administrative expenses will increase further in connection with becoming a public company. This increase will consist of legal and accounting fees and additional expenses related to compliance with the Sarbanes-Oxley Act of 2002 and other regulations. Such increase also will result from accounting support services, filing annual and quarterly reports with the Securities and Exchange Commission (SEC), investor relations, directors’ fees, directors’ and officers’ insurance and registrar and transfer agent fees. As a result, we believe that our general and administrative expenses for 2008 will significantly increase and that these increased expenses may affect the comparability of our financial statements with periods leading up to the completion of this offering. Beginning in 2009, and in the longer term, we expect our general and administrative expenses to decrease as a percentage of revenue.

Selling and Marketing Expenses.    In 2006, we increased our spending on sales, marketing and other related business development matters to support our early stage products and emerging technologies and to support anticipated future growth in our business. We anticipate our sales and marketing expense will continue to increase in future periods in connection with new product introductions and the overall expansion of our business.

Research and Development.    In addition to external funding we receive and record as revenue from the U.S. government and other commercial entities for contract research and development activities, we also invest in research and development activities using our own internal funds in an effort to provide additional means for accelerating the development of new and enhanced product offerings and to expand our technological leadership. The costs of our internally funded research and development are included in our operating expenses. In 2006, we increased our spending on internally funded research and development activities and the integration of products and technologies among our reportable segments. One of our key objectives is to expand our market share by continuing to convert advanced technologies into products and single source integrated solutions. Accordingly, we anticipate our research and development expense will increase in future periods.

Results of Operations

Results of Operations Presentation

We present results of operations that have been derived from our financial statements, which were prepared in accordance with accounting principles generally accepted in the United States of America and that include the results of operations from companies we have acquired beginning on the dates of their respective acquisitions. We refer to these results of operations as our Actual results of operations. We also have presented supplemental financial information that includes results of operations of businesses we have acquired in 2004 and 2005 as though we had acquired those businesses at the beginning of 2004. We refer to these results of operations as our Pro Forma results of operations. We have included our Pro Forma results of operations as supplemental information that is not necessarily indicative of the results of operations that actually would have been achieved had we actually acquired these companies at the beginning of 2004, nor are the Pro Forma results of operations intended to be indicative of future results. The companies we acquired in 2006 are not included in the Pro Forma results of operations because they were not significant to our consolidated financial statements.

Comparison of First Nine Months of 2007 and 2006

The following table presents selected summarized consolidated financial information for the nine months ended September 30, 2007 and 2006.

	Nine Months Ended September 30,
	2007	2006
	(dollars in thousands)
	(unaudited)
Product revenue	$59,707	$38,724
Gross profit %	51.3%	46.2%
Contract research and development revenue	24,785	19,729
Gross profit %	30.6%	38.2%
Maintenance, service and other revenue	10,128	3,129
Gross profit %	35.6%	49.0%

Total revenue	$94,620	$61,582
Gross profit %	44.2%	43.8%

Loss from continuing operations	$(27,143)	$(35,815)
Loss from discontinued operations, net	(1,301)	(5,121)
Gain on sale of discontinued operations, net	5,143	3,137

Net loss	$(23,301)	$(37,799)

Product Revenue and Gross Profit.    Product revenue increased $21.0 million, or 54%, to $59.7 million in the first nine months of 2007 from $38.7 million in the first nine months of 2006. Approximately 88% of this increase, or $18.5 million, resulted from increased sales of new and enhanced products in our Detection segment. Gross profit as a percentage of product revenue was 51.3% and 46.2% in the first nine months of 2007 and 2006, respectively. Gross profit increased in the first nine months of 2007 primarily because revenue was derived from the sale of Detection products on which we generally earn higher gross profit due to the advanced technological nature of those products.

Contract Research and Development Revenue and Gross Profit.    Contract research and development revenue increased $5.1 million, or 26%, to $24.8 million in the first nine months of 2007 from $19.7 million in the first nine months of 2006. This increase was primarily related to additional contract research and development revenue contributed by a company we acquired in December 2006. Gross profit as a percentage of contract research and development revenue was 30.6% and 38.2% in the first nine months of 2007 and 2006, respectively. The higher gross profit in 2006 resulted primarily from funding that we received in the third quarter of 2006 related to a contract for which we had already incurred substantially all of our costs, thereby increasing our gross profit with respect to this contract.

Maintenance, Service and Other Revenue and Gross Profit.    Maintenance, service and other revenue increased $7.0 million, or 224%, to $10.1 million in the first nine months of 2007 from $3.1 million in the first nine months of 2006. Maintenance, service and other revenue in our Solutions segment accounted for approximately 82%, or $5.7 million, of the increase, of which 43%, or $2.6 million, was contributed by a company we acquired in October 2006 and the remaining increase related primarily to new project management and integration contracts in connection with intelligent transportation systems and video networking and surveillance. Gross profit as a percentage of maintenance, service and other revenue was 35.6% and 49.0% in the first nine months of 2007 and 2006, respectively. Gross profit decreased in the first nine months of 2007 because a greater proportion of our revenue in the first nine months of 2007 was derived from lower margin project management, integration and installation services compared to the first nine months of 2006 in which a greater proportion of our revenue was derived from higher margin contract engineering and design services.

Loss from Continuing Operations.    Our loss from continuing operations decreased $8.6 million, or 24%, to $27.1 million in the first nine months of 2007 from $35.8 million in the first nine months of 2006. Our $33.0 million increase in revenue in the first nine months of 2007 was the primary reason for this decrease in loss from continuing operations. This revenue increase was partially offset by increased spending on internal research and development programs, selling and marketing activities and our expansion into new facilities. We increased spending in these areas in an effort to introduce new products and to integrate our products and technologies into broader integrated solutions.

Discontinued Operations.    In December 2006, we adopted a plan for the sale of three companies. Those businesses did not align with our overall strategic plans. We completed two of the sales in the first quarter of 2007 and the third sale during the second quarter of 2007. In the first nine months of 2007, our loss from discontinued operations was $1.3 million compared to $5.1 million in the first nine months of 2006. The $3.8 million, or 75%, decrease in loss from discontinued operations primarily related to the sale of two of the businesses during the first quarter of 2007 and the sale of the third business at the beginning of the second quarter. We also realized a gain on the sale of discontinued operations of $5.1 million related to the sale of businesses in the first nine months of 2007 and a gain of $3.1 million on the sale of one business in the first nine months of 2006.

Net Loss.    Net loss decreased $14.5 million, or 38%, to $23.3 million in the first nine months of 2007 from $37.8 million in the first nine months of 2006. Our $33.0 million increase in revenue during the first nine months of 2007 also contributed to a decrease in our net loss but was partially offset by increased spending on internal research and development projects, selling and marketing activities and our expansion into new facilities. We increased spending in these areas in an effort to introduce new products and to integrate our products and technologies into broader solutions.

Comparison of 2006, 2005 and 2004

The following table presents our Actual results of operations for 2006, 2005 and 2004. This table includes the results of operations of companies we acquired as of the dates of their actual acquisitions.

	Year Ended December 31,
	2006	2005	2004
	(dollars in thousands)
	(Actual)
Product revenue	$59,341	$20,439	$929
Gross profit %	47.2%	45.2%	(17.0% )
Contract research and development revenue	25,694	10,436	2,128
Gross profit %	38.4%	41.2%	40.1%
Maintenance, service and other revenues	5,125	525	—
Gross profit %	44.5%	52.0%	—

Total revenue	$90,160	$31,400	$3,057
Gross profit %	44.5%	44.0%	22.7%

Operating loss excluding goodwill impairment depreciation and amortization	$(29,777)	$(9,076)	$(3,932)
Goodwill impairment	66,043	—	—
Depreciation and amortization	17,236	5,289	825

Operating loss	$(113,056)	$(14,365)	$(4,757)

Loss from continuing operations	$(111,722)	$(11,900)	$(3,663)
Loss from discontinued operations, net	(18,903)	(2,852)	(1,386)
Gain on sale of discontinued operations, net	3,137	—	—

Net loss	$(127,488)	$(14,752)	$(5,049)

The following table presents our Actual results of operations for 2006 and our Pro Forma results of operations for 2005 and 2004. The Pro Forma results of operations in this table include results of operations of companies we acquired during 2004 and 2005 as though we had acquired those companies at the beginning of 2004. The Pro Forma results do not include the results of operations of businesses we acquired in 2006 because those acquisitions were not material to our business.

	Year Ended December 31,
	2006	2005	2004
	(dollars in thousands)
	(Actual)	(Pro Forma) (unaudited)
Product revenue	$59,341	$46,528	$45,681
Gross profit %	47.2%	46.7%	37.4%
Contract research and development revenue	25,694	28,961	46,224
Gross profit %	38.4%	30.4%	33.2%
Maintenance, service and other revenue	5,125	2,438	2,013
Gross profit %	44.5%	46.2%	59.0%

Total revenue	$90,160	$77,927	$93,917
Gross profit %	44.5%	40.6%	35.8%

Operating loss excluding goodwill impairment depreciation and amortization	$(29,777)	$(11,599)	$(73)
Goodwill impairment	66,043	—	—
Depreciation and amortization	17,236	14,425	18,626

Operating loss	$(113,056)	$(26,024)	$(18,699)

Loss from continuing operations	$(111,722)	$(24,332)	$(21,092)
Loss from discontinued operations, net	(18,903)	(4,824)	(6,524)
Gain on sale of discontinued operations, net	3,137	—	—

Net loss	$(127,488)	$(29,156)	$(27,616)

Product Revenue and Gross Profit.    On an Actual basis, product revenue increased $38.9 million, or 191%, to $59.3 million in 2006 from $20.4 million in 2005, and increased $19.5 million, or 2,101%, in 2005 from $0.9 million in 2004. In both periods, increases in revenue were principally related to business acquisitions that occurred in the final six months of 2005. On an Actual basis, gross profit as a percentage of product revenue was 47.2%, 45.2% and (17.0%) in 2006, 2005 and 2004, respectively. Product mix, business acquisitions and the scale and efficiency of our manufacturing operations have the most significant impact on gross profit. In 2004, warranty costs and the smaller scale of our manufacturing operations resulted in negative gross profit.

On a Pro Forma basis, product revenue increased $12.8 million, or 27.5%, to $59.3 million in 2006 from $46.5 million in 2005, and increased $0.8 million, or 2%, in 2005 from $45.7 million in 2004. The increase in 2006 was primarily due to increased product sales resulting from the introduction of new and enhanced products in our Detection segment and increases in sales of radar products in our Surveillance segment. On a Pro Forma basis, gross profit as a percentage of product revenue was 47.2%, 46.7% and 37.4% in 2006, 2005 and 2004, respectively. Increases in gross profit resulted primarily from the introduction of new higher margin products in late 2004 and 2005.

Contract Research and Development Revenue and Gross Profit.    On an Actual basis, contract research and development revenue increased $15.3 million, or 146%, to $25.7 million in 2006 from $10.4 million in 2005, and increased $8.3 million, or 390%, in 2005 from $2.1 million in 2004. In both periods, increases in contract research and development revenue were principally related to business acquisitions that primarily occurred in the last six months of 2005. Gross profit as a percentage of contract research and development revenue was 38.4%, 41.2% and 40.1% in 2006, 2005 and 2004, respectively. Contract research and development gross profit varied according to the mix of contract types and changes in estimates of the costs to complete those contracts.

On a Pro Forma basis, contract research and development revenue decreased $3.3 million, or 11.3%, to $25.7 million in 2006 from $29.0 million in 2005, and decreased $17.3 million, or 37%, in 2005 from $46.2 million in 2004. In 2004 and 2005, a significant portion of our contract research and development revenue resulted from small business government programs in which some of the businesses we acquired participated. Those businesses were no longer eligible to secure contracts under the government small business program after the acquisitions in late 2005. Our inability to renew or enter into new contracts under these programs contributed to the decline in contract research and development revenue in 2006 compared to 2005. In 2004, one contract related to the development of our radar technology accounted for approximately $22.0 million, or 48%, of our total contract research and development revenue. This contract was completed in 2004 and, accordingly, our contract research and development revenue decreased in 2005 compared to 2004. Gross profit as percentage of contract research and development revenue was 38.4%, 30.4% and 33.2% in 2006, 2005 and 2004, respectively. Contract research and development gross profit varies according to the mix of contract types and changes in estimates of the costs to complete those contracts.

Maintenance, Service and Other Revenue and Gross Profit.    On an Actual basis, maintenance, service and other revenue increased $4.6 million, or 876%, to $5.1 million in 2006 from $0.5 million in 2005. The increase in revenue was principally related to business acquisitions that primarily occurred in the last six months of 2005. Gross profit as a percentage of maintenance, service and other revenue was 44.5% and 52.0% in 2006 and 2005, respectively. The decrease is primarily due to a higher percentage of revenue derived from fixed price project management and integration service contracts in 2006 compared to more standard product maintenance, training and installation contracts in 2005.

On a Pro Forma basis, maintenance, service and other revenue increased $2.7 million, or 110%, to $5.1 million from $2.4 million in 2005, and increased $0.4 million, or 21% in 2005 from $2.0 million in 2004. The increase in maintenance, service and other revenue in 2006 compared to 2005 is attributable to our securing additional fixed price contracts related to intelligent transportation solutions. In addition, revenue increased in 2006 due to revenue contributed by a business we acquired in October 2006 and growth in our video networking and surveillance service business. Gross profit as a percentage of maintenance, service and other revenue was 44.5%, 46.2% and 59.0% in 2006, 2005 and 2004, respectively. The decrease was primarily due to a higher percentage of revenue derived from fixed price project management and integration service contracts in 2006 and 2005 compared to more standard product maintenance, training and installation contracts in 2004.

Goodwill Impairment.    In 2006, the estimated fair value of certain of our reporting units was less than book value of those units resulting in goodwill impairment of $66.0 million. Substantially all of our businesses were acquired in the final six months of 2005 and primarily include businesses with emerging technologies and products. Because we do not have a long operating history and we are introducing new products with emerging technologies, the operating results of our reporting units are unpredictable. In 2006 we began investing in a management infrastructure for integrating the operations and products and technologies of our acquired businesses. In connection with this integration and planning process, we modified our business plans and revised our long term forecasts. These revisions often resulted in an extension of the time that may be required for new product introductions and included an increase in the amount of investment in internal research and development and sales and marketing costs that we believe will be required to continue to grow the business. The revised forecasts coupled with our sustained operating losses and negative cash flows were the primary factors that led to an impairment charge in 2006.

Depreciation and Amortization.    On an Actual basis, approximately 91%, 84% and 89% of the depreciation and amortization of $17.2 million, $5.3 million and $0.8 million in 2006, 2005 and 2004, respectively, were comprised of amortization of our identifiable intangibles. On a Pro Forma basis, we assumed that the identifiable intangible amortization began at the beginning of 2004. Accordingly, on a Pro Forma basis, certain intangibles became fully amortized by 2005. On an Actual basis, the same intangibles did not become fully amortized until 2006. Therefore, we believe it is more meaningful to compare 2006 Actual to 2004 Pro Forma depreciation and amortization expense. Approximately 92% of the $18.6 million 2004 Pro Forma depreciation and amortization was comprised of intangible amortization.

Operating Loss.    On an Actual basis, operating loss increased $98.7 million, or 687%, to $113.1 million in 2006 from $14.4 million in 2005 and increased $9.6 million, or 202%, in 2005 from $4.8 million in 2004. The acquisition of businesses, the majority of which occurred in the last six months of 2005, was the primary reason that operating losses increased in both 2006 and 2005. In addition, a goodwill impairment charge of $66.0 million resulted in an increased operating loss in 2006.

On a Pro Forma basis, operating loss increased $87.1 million, or 334%, to $113.1 million in 2006 from $26.0 million in 2005 primarily due to a $66.0 million goodwill impairment loss and increased spending on internal research and development, selling and marketing activities, the expansion into new facilities and general and administrative expenses. Accordingly, our Actual operating loss was higher than the Pro Forma comparative periods.

Operating Loss Excluding Goodwill Impairment and Depreciation and Amortization.    Operating loss excluding goodwill impairment and depreciation and amortization is a non-GAAP financial measure that is derived by reducing our operating loss by goodwill impairment and depreciation and amortization. The goodwill impairment and depreciation and amortization primarily represent costs associated with our business acquisitions that do not correspond to an outlay of current and future cash flow. Accordingly, we believe operating loss excluding goodwill impairment and depreciation and amortization is a more meaningful measure of our recurring operations and an indicator of our working capital requirements.

On an Actual basis, operating loss excluding goodwill impairment and depreciation and amortization increased $20.7 million, or 228%, to $29.8 million in 2006 from $9.1 million in 2005 and increased $5.1 million, or 131%, in 2005 from $3.9 million in 2004. Our business acquisitions, the majority of which occurred in the final six months of 2005, was the primary reason for the increase in both 2006 and 2005.

On a Pro Forma basis, our operating loss excluding goodwill impairment and depreciation and amortization increased $18.2 million, or 157%, to $29.8 million in 2006 from $11.6 million in 2005. Our increased revenue in 2006 was offset by increased spending on internal research and development, selling and marketing activities, our expansion into new facilities and general and administrative expenses. Operating loss excluding goodwill impairment and depreciation and amortization increased $11.5 million in 2005 from $0.07 million in 2004 primarily due to a decrease in revenue resulting from the completion of a research and development contract in our Surveillance segment in 2004.

Discontinued Operations.    In August 2006, we realized a $3.1 million gain on the sale of substantially all of the assets of a subdivision in our Detection segment. In December 2006, we adopted a plan for the sale of three businesses that did not align with our overall strategic plans. Loss from discontinued operations was $18.9 million in 2006 and included a $13.1 million impairment loss to write-down the carrying amounts of two of our discontinued businesses to their fair values less costs associated with the sale of the businesses. We completed two of the three sales in the first quarter of 2007 and the third sale during the second quarter of 2007.

Net Loss.    On an Actual basis, net loss increased $112.7 million, or 764%, to $127.5 million in 2006 from $14.8 million in 2005 and increased $9.7 million, or 192%, in 2005 from $5.0 million in 2004. The acquisition of businesses, the majority of which occurred in the final six months of 2005, was the primary reason that revenue increased in both 2006 and 2005. In addition, a goodwill impairment charge of $66.0 million and our loss from discontinued operations of $18.9 million resulted in an increased net loss in 2006.

On a Pro Forma basis, net loss increased $98.3 million, or 337%, to $127.5 million in 2006 from $29.2 million in 2005 primarily due to a $66.0 million goodwill impairment loss and losses associated with our discontinued operations. Increased revenue in 2006 was offset by increased spending on internal research and development, selling and marketing activities, the expansion into new facilities and general and administrative expenses. As a result, our net loss is expected to be higher than the Pro Forma comparative periods.

Reportable Segments

We operate our business in three reportable segments: Detection, Surveillance and Solutions. Our Detection segment develops products and conducts research and development in the areas of chemical, biological, radiation, nuclear and explosives detection. Our Surveillance segment provides products and services for perimeter security and wide area surveillance. Our Solutions segment integrates our technologies and products to provide single source solutions that address a broad range of customer specific security and surveillance needs.

Detection Segment

In our Detection segment, we develop products and conduct research in the areas of chemical, biological, radiation, nuclear and explosives detection. Product revenue is primarily derived from the sale of our Fido explosive detectors, Identifinder and Interceptor radiation detectors, AirSentinel bioaerosol sensors and our Griffin gas chromatography/mass spectrometry line of products. Contract research and development revenue is primarily derived from direct contracts with the U.S. government and subcontracts with other commercial entities that contract with the U.S. government. The Detection segment was formed through the acquisition of six companies in 2005 and one company in 2006.

Detection Segment Comparison of the First Nine Months of 2007 and 2006

The following table includes Actual financial information for the nine months ended September 30, 2007 and 2006.

	Nine Months Ended September 30,
	2007	2006
	(dollars in thousands)
	(unaudited)
Revenue and gross profit %
Product revenue	$31,967	$13,466
Gross profit %	55.1%	49.6%
Contract research and development revenue	22,275	16,571
Gross profit %	29.2	37.9%
Maintenance, service and other revenue	(4)	28

Total revenue	$54,238	$30,065
Gross profit %	44.6%	43.5%

Operating expenses
General and administrative	$8,533	$7,720
% of revenue	15.7%	25.7%
Selling and marketing	6,100	5,293
% of revenue	11.2%	17.6%
Research and development	5,993	3,309
% of revenue	11.0%	11.0%
Depreciation and amortization	5,733	6,752

Total operating expenses	$26,359	$23,074

Operating loss	$(2,161)	$(10,007)

Product Revenue and Gross Profit.    Product revenue increased $18.5 million, or 137%, to $32.0 million in the first nine months of 2007 from $13.5 million in the first nine months of 2006 primarily resulting from the introduction of new and enhanced products beginning in 2005. Additionally, 29% of our product revenue in the first nine months of 2007 resulted from sales to a single distributor of our products. Gross profit as a percentage of product sales increased from 49.6% in the first nine months of 2006 to 55.1% in the first nine months of 2007 primarily due to increased revenue from the sale of more advanced technological products on which we earn higher gross profit. We also improved absorption of our overhead costs on a per unit basis due to increased manufacturing volume.

Contract Research and Development Revenue and Gross Profit.    Contract research and development revenue increased $5.7 million, or 34%, to $22.3 million in the first nine months of 2007 from $16.6 million in the first nine months of 2006. A business that we acquired in December 2006 accounted for an increase of $6.9 million in contract research and development revenue during the first nine months of 2007. This increase was offset by a decrease in contract research and development revenue throughout the segment due to more resources being allocated to internally funded research and development projects during the first nine months of 2007 compared to the first nine months of 2006. Our gross profit as a percentage of contract research and development revenue decreased from 37.9% in the first nine months of 2006 to 29.2% in the first nine months of 2007 primarily due to changes in estimates related to the completion of certain contracts, and funding received related to a contract for which we had already incurred substantially all of our costs, thereby increasing our gross profit with respect to this contract.

General and Administrative Expenses.    General and administrative expenses increased $0.8 million, or 11%, to $8.5 million in the first nine months of 2007 from $7.7 million in the first nine months of 2006. This increase is attributable to general and administrative expenses included in the first nine months of 2007 by a business that we acquired in December 2006. General and administrative expense as a percentage of revenue decreased to 15.7% from 25.7% in the first nine months of 2007 compared to the first nine months of 2006 primarily due to an increase in revenue in the first nine months of 2007 compared to the first nine months of 2006.

Selling and Marketing Expenses.    Selling and marketing expenses increased $0.8 million, or 15%, to $6.1 million in the first nine months of 2007 from $5.3 million in the first nine months of 2006 primarily due to the hiring of additional personnel to support direct sales of new and existing products.

Research and Development Costs.    Research and development costs increased $2.7 million, or 81%, to $6.0 million in the first nine months of 2007 from $3.3 million in the first nine months of 2006. Approximately 45% of the increase, or $1.2 million, is due to spending on internal research and development projects intended to accelerate the release of our new and enhanced gas chromatography/mass spectrometry line of products. The remaining portion of the increase is attributable to spending on several internal research and development projects for potential applications of our technology in both security and non-security markets.

Depreciation and Amortization.    Depreciation and amortization decreased $1.0 million, or 15%, in the first nine months of 2007 compared to the first nine months of 2006 primarily due to certain customer relationships and firm contracts becoming fully amortized in 2006. Approximately 89% and 91% of the $5.7 million and $6.8 million of depreciation and amortization in the first nine months of 2007 and 2006, respectively, was comprised of amortization of our identifiable intangibles, the majority of which was recorded at the time that the Detection businesses were acquired in 2005.

Operating Loss.    Operating loss decreased $7.8 million, or 78%, to $2.2 million in the first nine months of 2007 from $10.0 million in the first nine months of 2006. Revenue growth of $24.2 million for the comparable nine month periods was the primary reason for the decrease in operating loss. This revenue increase was offset by $3.3 million in increased operating expenses primarily related to an increase in spending on selling and marketing activities and internal research and development projects.

Detection Segment Comparison of 2006, 2005 and 2004

The following table presents our Actual results of operations for 2006, 2005 and 2004. This table includes the results of operations of companies we acquired as of the dates of their actual acquisitions.

	Year Ended December 31,
	2006	2005	2004
	(dollars in thousands)
	(Actual)
Revenue and gross profit %
Product revenue	$21,538	$4,173	$—
Gross profit %	47.8%	41.8%	—
Contract research and development revenue	21,698	7,146	—
Gross profit %	37.7%	39.2%	—
Maintenance, service and other revenue	(13)	9	—

Total revenue	$43,223	$11,328	$—
Gross profit %	42.9%	40.2%	—

Operating expenses
Selling, general and administrative	$17,605	$3,608	$—
% of revenue	40.7%	31.9%	—
Research and development	4,807	467	—
% of revenue	11.1%	4.1%	—
Goodwill impairment loss	33,785	—	—
Depreciation and amortization	8,569	1,813	—

Total operating expenses	$64,766	$5,888	$—

Operating loss	$(46,210)	$(1,333)	$—

The following table presents our Actual results of operations for 2006 and our Pro Forma results of operations for 2005 and 2004. The Pro Forma results of operations in this table include results of operations of companies we acquired during 2004 and 2005 as though we had acquired those companies at the beginning of 2004. The Pro Forma results do not include the results of operations of companies we acquired in 2006 because those acquisitions were not material to our business.

	Year Ended December 31,
	2006	2005	2004
	(dollars in thousands)
	(Actual)	(Pro Forma) (unaudited)
Revenue and gross profit %
Product revenue	$21,538	$15,898	$19,367
Gross profit %	47.8%	50.1%	35.6%
Contract research and development revenue	21,698	23,557	16,518
Gross profit %	37.7%	31.4%	38.7%
Maintenance, service and other revenue	(13)	451	380

Total revenue	$43,223	$39,906	$36,265
Gross profit %	42.9%	38.7%	37.5%

Operating expenses
Selling, general and administrative	$17,605	$15,141	$13,568
% of revenue	40.7%	37.9%	37.4%
Research and development	4,807	1,366	1,237
% of revenue	11.1%	3.4%	3.4%
Goodwill impairment loss	33,785	—	—
Depreciation and amortization	8,569	7,244	8,778

Total operating expenses	$64,766	$23,751	$23,583

Operating loss	$(46,210)	$(8,289)	$(10,000)

Product Revenue and Gross Profit.    On an Actual basis, product revenue increased $17.3 million, or 416%, to $21.5 million in 2006 from $4.2 million in 2005 primarily due to the acquisition of five businesses in our Detection segment in 2005 and the acquisition of one business in our Detection segment in 2006. On an Actual basis, gross profit as a percentage of product revenue was 47.8% and 41.8% in 2006 and 2005, respectively. Gross profit on product sales was impacted by our business acquisitions and product mix.

On a Pro Forma basis, product revenue increased $5.6 million, or 35%, to $21.5 million in 2006 from $15.9 million in 2005, and decreased $3.5 million, or 18%, in 2005 from $19.4 million in 2004. In 2005 and 2004, the majority of product revenue in our Detection segment was derived from sales of our radiation products due to the fact that other significant products were not introduced until late in 2004 and in 2005. Approximately 75% of the decrease in revenue from 2004 to 2005, or $2.6 million, resulted from a large one time order that was delivered to a customer through an original equipment manufacturer sale in 2004. In 2006, the increase in product revenue resulted primarily from the introduction of explosive detection and gas chromatography/mass spectrometry products in late 2004 and in 2005.

On a Pro Forma basis, gross profit as a percentage of product revenue was 47.8%, 50.1% and 35.6% in 2006, 2005 and 2004, respectively. Gross profit is primarily impacted by the mix of products we sell and the mix of direct and original equipment manufacturer product sales. Approximately 19%, 29% and 30% of our product revenue in 2006, 2005 and 2004, respectively, was derived from sales to one original equipment manufacturer customer. Because of the introduction of new products in late 2004 and 2005, our product revenue in 2006 and 2005 was attributable to a more diverse and higher margin product base which resulted in better absorption of the lower gross profit derived from original equipment manufacturer sales in 2004. In 2006, gross profit decreased to 47.8% from 50.1% in 2005 primarily due to product mix, efficiency and scale of our manufacturing operations and increased warranty costs.

Contract Research and Development Revenue and Gross Profit.    On an Actual basis, contract research and development revenue increased $14.6 million, or 204%, to $21.7 million in 2006 from $7.1 million in 2005 primarily due to the acquisition of five companies in our Detection segment in 2005 and the acquisition of one company in our Detection segment in 2006. On an Actual basis, gross profit as a percentage of contract research and development revenue was 37.7% and 39.2% in 2006 and 2005, respectively.

On a Pro Forma basis, contract research and development revenue decreased $1.9, or 8%, to $21.7 million in 2006 from $23.6 million in 2005, and increased $7.1 million, or 43%, in 2005 from $16.5 million in 2004. The increase in contract research and development revenue in 2005 compared to 2004 is primarily due to increased government spending on defense and security related programs. In 2004 and 2005, a significant portion of our contract research and development revenue resulted from small business government programs in which some of the businesses we acquired participated. These businesses were no longer eligible to secure contracts under the government small business program after the acquisition in late 2005. Our inability to renew or enter into new contracts under these programs contributed to the decline in contract research and development revenue in 2006 compared to 2005. On a Pro Forma basis, gross profit as a percentage of contract research and development revenue was 37.7%, 31.4% and 38.7% in 2006, 2005 and 2004, respectively. Contract research and development gross profit varies according to the mix of contract types and changes in estimates of the costs to complete those contracts.

Selling, General and Administrative Expenses.    On an Actual basis, selling, general and administrative expenses increased $14.0 million, or 388%, to $17.6 million in 2006 from $3.6 million in 2005 primarily due to the acquisition of five businesses in our Detection segment in 2005 and the acquisition of one business in our Detection segment in 2006.

On a Pro Forma basis, selling, general and administrative expenses increased $2.5 million, or 16%, to $17.6 million in 2006 from $15.1 million in 2005, and increased $1.5 million, or 12%, in 2005 from $13.6 million in 2004. The increases in 2006 and 2005 were related to increased spending on hiring additional personnel, including in particular sales and marketing personnel, expanded facilities and sales and marketing activities, such as tradeshows, demo units and travel, due to the introduction of new products in the Detection segment.

Research and Development Costs.    On an Actual basis, research and development costs increased $4.3 million, or 929%, to $4.8 million in 2006 from $0.5 million in 2005 primarily resulting from the inclusion of internal research and development costs from five businesses we acquired in our Detection segment in 2005 and one business we acquired in our Detection Segment in 2006.

On a Pro Forma basis, research and development costs increased $3.4 million, or 252%, to $4.8 million in 2006 from $1.4 million in 2005, and increased $0.2 million, or 10%, in 2005 from $1.2 million in 2004. In 2006, approximately 57% of the research and development costs in the Detection segment related to spending on internal research and development projects intended to accelerate the release of new and enhanced radiation, explosive and other detection products, and the remaining portion of the increase is attributable to several internal research and development projects related to potential applications of our technology in both security and non-security markets.

Goodwill Impairment.    In 2006, our goodwill impairment was $33.8 million because the estimated fair value of our Detection reporting unit was less than its book value. Substantially all of our businesses were acquired in the final six months of 2005 and primarily include businesses with emerging technologies and products. Because we do not have a long operating history and we are introducing new products with emerging technologies, the operating results of our reporting units are unpredictable. In 2006 we began investing in a management infrastructure for integrating the operations and products and technologies of our acquired businesses. In connection with this integration and planning process, we modified our business plans and revised our long term forecasts. These revisions often resulted in an extension of the time that may be required for new product introductions and included an increase in the amount of investment in internal research and development and sales and marketing costs that we believe will be required to continue to grow the business. The revised forecasts coupled with our sustained operating losses and negative cash flows were the primary factors that led to an impairment charge in 2006.

Depreciation and Amortization.    On an Actual basis, approximately 90% of the $8.6 million depreciation and amortization balance in 2006 was comprised of amortization of our identifiable intangibles, the majority of which was recorded at the time the Detection businesses were acquired in 2005.

On a Pro Forma basis, we assumed that the identifiable intangible amortization began at the beginning of 2004. Accordingly, on a Pro Forma basis, certain intangibles became fully amortized by 2005. On an Actual basis, the same intangibles became fully amortized in 2006. Therefore, we believe it is more meaningful to compare 2006 Actual to 2004 Pro Forma depreciation and amortization expense. Approximately 94% of the 2004 Pro Forma balance was comprised of intangible amortization.

Operating Loss. In 2006, operating loss included a goodwill impairment loss of $33.8 million. On an Actual basis, operating loss excluding the goodwill impairment increased $11.1 million, or 854%, to $12.4 million from $1.3 million in 2005 primarily due to the acquisition of five businesses in our Detection segment in 2005 and the acquisition of one business in our Detection segment in 2006.

On a Pro Forma basis, operating loss excluding goodwill impairment increased $4.1 million, or 50%, to $12.4 million in 2006 from $8.3 million in 2005, and decreased $1.7 million, or 17%, in 2005 from $10.0 million in 2004. The Pro Forma impact of the amortization of our identifiable intangibles represents substantially all of the decline in our Pro Forma operating loss from 2004 to 2005. As more fully described above, the emerging nature of our product business requires investment in internal research and development programs and sales and marketing activities to accelerate the advancement of our technologies into new and enhanced products and to penetrate our markets. As a result, our operating loss (excluding goodwill impairment) was expected to be higher in 2006 than in the Pro Forma comparative periods.

Surveillance Segment

The Surveillance segment provides products and services for perimeter security and wide area surveillance. Product revenue is derived from the sale of our Cerberus and SkyWatch towers, our thermal imaging cameras, including DefendIR and Orion, our STS line of radar products and our infrared sensors product—MarkIR. Contract research and development revenue is primarily derived from direct contracts with the U.S. government and subcontracts with other commercial entities that contract with the U.S. government. Maintenance, service and other revenue is primarily derived from training, installation and warranty contracts. The Surveillance segment was formed through the acquisition of one company in 2003, one company in 2004 and three companies in 2005.

Surveillance Segment Comparison of First Nine Months of 2007 and 2006

The following table includes Actual financial information for the first nine months ended September 30, 2007 and 2006.

	Nine Months Ended September 30,
	2007	2006
	(dollars in thousands)
	(unaudited)
Revenue and gross profit %
Product revenue	$22,431	$17,938
Gross profit %	46.3%	45.3%
Contract research and development revenue	2,510	3,158
Gross profit %	42.7%	40.1%
Maintenance, service and other revenue	1,991	684

Total revenue	$26,932	$21,780
Gross profit %	45.9%	44.1%

Operating expenses
General and administrative	$4,940	$5,484
% of revenue	18.3%	25.2%
Selling and marketing	4,934	3,796
% of revenue	18.3%	17.4%
Research and development	6,387	5,519
% of revenue	23.7%	25.3%
Depreciation and amortization	2,887	4,513

Total operating expenses	$19,148	$19,312

Operating loss	$(6,791)	$(9,707)

Product Revenue and Gross Profit.    Product revenue increased $4.5 million, or 25%, to $22.4 million in the first nine months of 2007 from $17.9 million in the first nine months of 2006 primarily due to increased sales of our SkyWatch, Cerberus and thermal imaging cameras. Gross profit as a percentage of product revenue was 46.3% and 45.3% in the first nine months of 2007 and 2006, respectively. Even though a higher percentage of our product sales were derived from lower margin SkyWatch and Cerberus products in the first nine months of 2007, we achieved efficiencies in our manufacturing of those products due to increased volume. Additionally, a lower percentage of our product revenue was derived from the sale of products manufactured by third party contract manufacturers. Approximately 38% of our revenue in the first nine months of 2006 was derived from the sales of products that were manufactured by third parties compared to 24% in the first nine months of 2007. Gross profit on products that are manufactured by third parties is typically lower than gross profit on products that we manufacture ourselves.

Contract Research and Development Revenue and Gross Profit.    Contract research and development revenue decreased $0.7 million, or 21%, to $2.5 million in the first nine months of 2007 from $3.2 million in the first nine months of 2006 primarily due to the completion of contracts in 2006. Gross profit as a percentage of contract research and development revenue was 42.7% and 40.1% in the first nine months of 2007 and 2006, respectively. The increase in gross profit in the first nine months of 2007 resulted from $0.3 million in additional funding on a project that was substantially completed in 2006 and by the mix of contract type and the estimates inherent in recognizing revenue using the percentage-of-completion method of accounting.

General and Administrative Expenses.    General and administrative expenses decreased $0.6 million, or 10%, to $4.9 million for the first nine months of 2007 from $5.5 million for the first nine months of 2006.

General and administrative expenses as a percentage of revenue decreased to 18.3% in the first nine months of 2007 from 25.2% in the first nine months of 2006 primarily due an increase in revenue in the first nine months of 2007 compared to the same period in 2006.

Selling and Marketing Expenses.    Selling and marketing expenses increased $1.1 million, or 30%, to $4.9 million in the first nine months of 2007 from $3.8 million in the first nine months of 2006. This increase was primarily due to increased expenses related to product sales and increased spending on product marketing in an effort to increase product sales.

Research and Development Costs.    Research and development costs increased $0.9 million, or 16%, to $6.4 million in the first nine months of 2007 from $5.5 million in the first nine months of 2006. The increase was primarily related to the development of our products and technologies into an integrated solution.

Depreciation and Amortization.    Depreciation and amortization decreased $1.6 million, or 36%, to $2.9 million in the first nine months of 2007 from $4.5 million in the first nine months of 2006 primarily due to certain customer relationships and firm contracts that became fully amortized in 2006. Approximately 83% and 91% of depreciation and amortization in the first nine months of 2007 and 2006, respectively, was comprised of amortization of our identifiable intangibles, the majority of which was recorded at the time the Surveillance businesses were acquired in 2004 and 2005.

Operating Loss.    Operating loss decreased $2.9 million, or 30%, to $6.8 million in the first nine months of 2007 from $9.7 million in the first nine months of 2006. This decrease resulted from $2.7 million in improved gross profit due to increased revenue and a $0.2 million decrease in operating costs that resulted primarily from a decrease in intangible amortization.

Surveillance Segment Comparison of 2006, 2005 and 2004

The following table presents our Actual results of operations for 2006, 2005 and 2004. This table includes the results of operations of companies we acquired as of the dates of their actual acquisitions.

	Year Ended December 31,
	2006	2005	2004
	(dollars in thousands)
	(Actual)
Revenue and gross profit %
Product revenue	$27,048	$10,951	$929
Gross profit %	48.4%	49.0%	(17.0%	)
Contract research and development revenue	3,996	3,290	2,128
Gross profit %	41.8%	45.6%	40.1%
Maintenance, service and other revenue	946	336	—

Total revenue	$31,990	$14,577	$3,057
Gross profit %	47.1%	47.7%	22.7%

Operating expenses
Selling, general and administrative	$12,636	$3,517	$2,171
% of revenue	39.5%	24.1%	71.0%
Research and development	7,455	3,596	1,969
% of revenue	23.3%	24.7%	64.4%
Goodwill impairment loss	25,021	—	—
Depreciation and amortization	5,631	1,557	214

Total operating expenses	$50,743	$8,670	$4,354

Operating loss	$(35,713)	$(1,722)	$(3,659)

The following table presents our Actual results of operations for 2006 and our Pro Forma results of operations for 2005 and 2004. The Pro Forma results of operations in this table include results of operations of companies we acquired during 2004 and 2005 as though we had acquired those companies at the beginning of 2004.

	Year Ended December 31,
	2006	2005	2004
	(dollars in thousands)
	(Actual)	(Pro Forma)
		(unaudited)
Revenue and gross profit %
Product revenue	$27,048	$20,042	$15,643
Gross profit %	48.4%	44.6%	35.2%
Contract research and development revenue	3,996	5,405	29,706
Gross profit %	41.8%	26.3%	30.1%
Maintenance, service and other revenue	946	437	—

Total revenue	$31,990	$25,884	$45,349
Gross profit %	47.1%	40.9%	31.9%

Operating expenses
Selling, general and administrative	$12,636	$9,126	$7,678
% of revenue	39.5%	35.3%	16.9%
Research and development	7,455	6,514	4,090
% of revenue	23.3%	25.2%	9.0%
Goodwill impairment loss	25,021	—	—
Depreciation and amortization	5,630	4,396	6,119

Total operating expenses	$50,742	$20,036	$17,887

Operating loss	$(35,713)	$(9,442)	$(3,436)

Product Revenue and Gross Profit.    On an Actual basis, product revenue increased $16.0 million, or 147%, to $27.0 million in 2006 from $11.0 million in 2005, and increased $10.1 million, or 1,078%, in 2005 from $0.9 million in 2004 primarily due to the acquisition of one company in our Surveillance segment in 2004 and the acquisition of three companies in our Surveillance segment in 2005. On an Actual basis, gross profit as a percentage of product revenue was 48.4%, 49.0%, and (17.0)% in 2006, 2005, and 2004, respectively.

On a Pro Forma basis, product revenue increased $7.0 million, or 35%, to $27.0 million in 2006 from $20.0 million in 2005 and increased $4.4 million, or 28%, in 2005 from $15.6 million in 2004 primarily due to the introduction of our radar products in late 2004 and 2005. On a Pro Forma basis, gross profit as a percentage of product revenue was 48.4%, 44.6% and 35.2% in 2006, 2005, and 2004, respectively. On a Pro Forma basis, in 2004, our revenue was primarily derived from the sale of SkyWatch towers and cameras. Our cameras were introduced in 2004 and as a marketing strategy we sold those cameras at lower prices to penetrate our target markets, which resulted in lower gross profit in 2004. Additionally, higher than normal warranty costs on our cameras in 2004 resulted in lower gross profit. The sales of our more advanced technology radar systems in 2006 and 2005 increased prices on our cameras, and the correction of our warranty issues resulted in the improvement in our 2006 and 2005 gross profit as compared to 2004.

Contract Research and Development Revenue and Gross Profit.    On an Actual basis, contract research and development revenue increased $0.7 million, or 21%, to $4.0 million in 2006 from $3.3 million in 2005, and increased $1.2 million, or 55%, in 2005 from $2.1 million in 2004 primarily due to the acquisition of one business in our Surveillance segment in 2004 and the acquisition of three businesses in our Surveillance segment in 2005. On an Actual basis gross profit as a percentage of contract research and development revenue was 41.8%, 45.6% and 40.1% in 2006, 2005 and 2004, respectively.

On a Pro Forma basis, contract research and development revenue decreased $1.4 million, or 26%, to $4.0 million in 2006 from $5.4 million in 2005, and decreased $24.3 million, or 82%, in 2005 from $29.7 million in 2004. Substantially all of our contract research and development revenue was derived from U.S. government related contracts. In the 2005 and 2004, the majority of our contract research and development revenue was related to programs for the advancement of our radar technologies. One contract that accounted for approximately 74% of our total contract research and development revenue in 2004 was completed and, accordingly, contract research and development revenue decreased in 2005 compared to 2004. We completed other radar related programs late in 2005, which accounts for the decrease in 2006 contract research and development revenue compared to 2005. In 2006, contract research and development revenue was primarily related to programs for the advancement of technology for our surveillance towers.

On a Pro Forma basis, gross profit as a percentage of contract research and development revenue was 41.8%, 26.3%, and 30.1% in 2006, 2005 and 2004, respectively. Contract research and development gross profit varies according to the mix of contract types. We earned a fixed price on most of our contract research and development contracts in 2006. We had a higher number of cost plus fixed fee contracts in 2004 and 2005, which resulted in lower gross profit. In addition, in 2004, 74% of contract research and development revenue resulted from one cost plus fixed fee contract which impacted gross profit in that year. We use the percentage of completion method for revenue recognition. The estimates inherent in our revenue recognition impact gross profit in the comparative periods.

Selling, General and Administrative Expenses.    On an Actual basis, selling, general and administrative expenses increased $9.1 million, or 259%, to $12.6 million in 2006 from $3.5 million in 2005, and increased $1.3 million, or 62%, in 2005 from $2.2 million in 2004 primarily due to the acquisition of one business in our Surveillance segment in 2004 and the acquisition of three businesses in our Surveillance segment in 2005.

On a Pro Forma basis, selling, general and administrative expenses increased $3.5 million, or 38%, to $12.6 million in 2006 from $9.1 million in 2005, and increased $1.4 million, or 19%, in 2005 from $7.7 million in 2004 primarily due to increased spending on hiring additional personnel, including in particular sales and marketing personnel, expanded facilities and sales and marketing activities for trade shows, demo units and travel, in connection with the introduction of new products in this segment.

Research and Development Costs.    On an Actual basis, research and development costs increased $3.9 million, or 107%, to $7.5 million in 2006 from $3.6 million in 2005, and increased $1.6 million, or 83%, in 2005 from $2.0 million in 2004 primarily due to the acquisition of one business in our Surveillance segment in 2004 and the acquisition of three businesses in our Surveillance segment in 2005.

On a Pro Forma basis, research and development costs increased $1.0 million, or 14%, to $7.5 million in 2006 from $6.5 million in 2005, and increased $2.4 million, or 59%, in 2005 from $4.1 million 2004. In 2006, spending on internal research and development projects related to infrared sensor accounted for approximately 90% of the increase, or $0.8 million, in research and development costs. The remaining increase is attributable to various internal research and development projects that relate to potential applications of our technology in both security and non-security markets.

Goodwill Impairment.    Our impairment was $25.0 million in 2006 because the estimated fair value of certain reporting units in the Surveillance segment was less than their book value. Substantially all of our businesses were acquired in the final six months of 2005 and primarily include businesses with emerging technologies and products. Because we do not have a long operating history and we are introducing new products with emerging technologies, the operating results of our reporting units are unpredictable. In 2006 we began investing in a management infrastructure for integrating the operations and products and technologies of our acquired businesses. In connection with this integration and planning process, we modified our business plans and revised our long term forecasts. These revisions often resulted in an extension of the time that may be required for new product introductions and included an increase in the amount of investment in internal research and development and sales and marketing costs that we believe will be required to continue to grow the business. The revised forecasts coupled with our sustained operating losses and negative cash flows were the primary factors that led to an impairment charge in 2006.

Depreciation and Amortization.    Approximately 90% of the depreciation and amortization balance of $5.6 million in 2006 was comprised of amortization of our identifiable intangibles, the majority of which was recorded at the time the Surveillance businesses were acquired in 2005. On a Pro Forma basis, we assumed that the identifiable intangible amortization began at the beginning of 2004. Accordingly, certain intangibles became fully amortized on a Pro Forma basis by 2005. On an Actual basis, the same intangibles did not become fully amortized until 2006. Accordingly, we believe it is more meaningful to compare 2006 Actual to the 2004 Pro Forma depreciation and amortization. Approximately 94% of the $6.1 million depreciation and amortization in 2004 on a Pro Forma basis was comprised of intangible amortization.

Operating Loss.    On an Actual basis, excluding the goodwill impairment loss, our 2006 operating loss of $10.7 million increased $9.0 million, or 519%, from $1.7 million in 2005, and decreased $2.0 million, or 53%, in 2005 from $3.7 million in 2004 primarily due to expanded product mix resulting from the acquisition of three businesses in our Surveillance segment in 2005.

On a Pro Forma basis, operating loss excluding goodwill impairment increased $1.3 million, or 13%, to $10.7 million in 2006 from $9.4 million in 2005, and increased $6.0 million, or 175%, in 2005 from $3.4 million in 2004. Improved gross profit for the Surveillance segment was offset by higher operating costs, particularly for selling and marketing activities and internal research and development. As a result, our operating loss (excluding goodwill impairment) was expected to be higher in 2006 than in the Pro Forma comparative periods.

Solutions Segment

The Solutions segment sells products and integrates our technologies and product portfolio to provide single source solutions that address a broad range of customer specific security and surveillance needs. Product revenue is primarily derived from the sale of our Cameleon advanced camera control systems, Cameleon ITS transportation management software, StarWatch security command and control software and Callisto, a non-security related product for process management of diverse SCADA applications. Maintenance, service and other revenue is primarily derived from project management services for the integration of technologies, product training and installation, software maintenance and extended warranty contracts. The Solutions segment was formed through the acquisition of three companies in 2005, one company in 2006 and one company in 2007.

Solutions Segment Comparison of First Nine Months of 2007 and 2006

The following table includes Actual financial information for the first nine months ended September 30, 2007 and 2006.

	Nine Months Ended September 30,
	2007	2006
	(dollars in thousands)
	(unaudited)
Revenue and gross profit %
Product revenue	$5,309	$7,320
Gross profit %	49.7%	42.3%
Maintenance, service and other revenue	8,141	2,417
Gross profit %	32.4%	49.9%

Total revenue	$13,450	$9,737
Gross profit %	39.3%	44.2%

Operating expenses
General and administrative	$4,100	$2,238
% of revenue	30.5%	23.0%
Selling and marketing	2,211	1,257
% of revenue	16.4%	12.9%
Research and development	2,312	1,694
% of revenue	17.2%	17.4%
Depreciation and amortization	1,490	2,298

Total operating expenses	$10,113	$7,487

Operating loss	$(4,831)	$(3,183)

Product Revenue and Gross Profit.    Product revenue decreased $2.0 million, or 27%, to $5.3 million in the first nine months of 2007 from $7.3 million in the first nine months of 2006 primarily due to a delay in approval for supplemental funding under the ICIDS military program. We believe that the supplemental funding will be approved in 2007 but we cannot guarantee that the funding will be approved or, if approved, that we will be able to manufacture and deliver the same level of products as in prior years. Gross profit as a percentage of product revenue was 49.7% and 42.3% in the first nine months of 2007 and 2006, respectively. This increase in gross profit is primarily attributable to product mix.

Maintenance, Service and Other Revenue and Gross Profit.    Maintenance, service and other revenue increased $5.7 million, or 237%, to $8.1 million in the first nine months of 2007 from $2.4 million in the first nine months of 2006. Approximately 43% of the increase, or $2.5 million, was attributable to maintenance, service and other revenue included in the first nine months of 2007 contributed by a business that we acquired in October 2006. The remaining increase primarily resulted from new contracts for the project management and integration of technologies for intelligent transportation systems. Gross profit on maintenance, service and other revenue was 32.4% and 49.9% in the first nine months of 2007 and 2006, respectively. Gross profit decreased because a greater proportion of our revenue in the first nine months of 2007 was derived from lower margin project management, integration and installation services as compared to the first nine months of 2006 in which a greater proportion of our revenue was derived from higher margin contract engineering and design services.

General and Administrative Expenses.    General and administrative expenses increased $1.9 million, or 83%, to $4.1 million in the first nine months of 2007 from $2.2 million in the first nine months of 2006. The increase was primarily attributable to idle facility costs resulting from a decrease in product manufacturing volume primarily due to a delay in approval for supplemental funding under the ICIDS military program, and the inclusion of general and administrative expenses from a business that we acquired in October 2006.

Selling and Marketing Expenses.    Selling and marketing expenses increased $0.9 million, or 76%, to $2.2 million in the first nine months of 2007 from $1.3 million in the first nine months of 2006. The increase resulted from the inclusion of selling and marketing expenses from a business that we acquired in October 2006 and the hiring of additional personnel to support both the direct sale of our products and the preparation of bids and proposals for service contracts.

Research and development Costs.    Research and development costs increased $0.6 million, or 36%, to $2.3 million in the first nine months of 2007 from $1.7 million in the first nine months of 2006 primarily due to several projects in connection with potential applications of our technology in both security and non-security markets.

Depreciation and Amortization.    Depreciation and amortization decreased $0.8 million, or 35%, to $1.5 million in the first nine months of 2007 from $2.3 million in the first nine months of 2006 primarily due to certain customer relationships and firm contracts becoming fully amortized in 2006. Approximately 94% and 97% of the depreciation and amortization in the first nine months of 2007 and 2006, respectively, was comprised of amortization of our identifiable intangibles, the majority of which was recorded at the time the Solutions businesses were acquired in 2005.

Operating Loss.    Operating loss increased $1.6 million, or 52%, to $4.8 million in the first nine months of 2007 from $3.2 million in the first nine months of 2006. This increase resulted from a $2.6 million increase in operating expenses which primarily resulted from idle facility costs due to a delay in approval for supplemental funding under the ICIDS military program offset by an increase in gross profit of $1.0 million related to increased revenue.

Solutions Segment Comparison of 2006, 2005 and 2004

The following table presents our Actual results of operations for 2006, 2005 and 2004. This table includes the results of operations of companies we acquired as of the dates of their actual acquisitions.

	Year Ended December 31,
	2006	2005	2004
	(dollars in thousands)
	(Actual)
Revenue and gross profit %
Product revenue	$10,755	$5,315	$—
Gross profit %	43.1%	40.0%	—
Maintenance, service and other revenue	4,192	180	—
Gross profit %	46.0%	100.0%	—

Total revenue	$14,947	$5,495	$—
Gross profit %	43.9%	42.0%	—

Operating expenses
Selling, general and administrative	$5,823	$1,735	$—
% of revenue	29.2%	31.6%	—
Research and development	2,239	3,194	—
% of revenue	15.0%	58.1%	—
Goodwill impairment loss	7,237	—	—
Depreciation and amortization	3,007	1,240	—

Total operating expenses	$18,306	$6,169	$—

Operating loss	$(11,743)	$(3,864)	$—

The following table presents our Actual results of operations for 2006 and our Pro Forma results of operations for 2005 and 2004. The Pro Forma results of operations in this table include results of operations of companies we acquired during 2004 and 2005 as though we had acquired those companies at the beginning of 2004. The Pro Forma results do not include the results of operations of companies we acquired in 2006 because those acquisitions were not material to our business.

	Year Ended December 31,
	2006	2005	2004
	(dollars in thousands)
	(Actual)	(Pro Forma)
		(unaudited)
Revenue and gross profit %
Product revenue	$10,755	$10,587	$10,670
Gross profit %	43.1%	45.5%	43.7%
Maintenance, service and other revenue	4,192	1,550	1,633
Gross profit %	46.0%	50.6%	54.5%

Total revenue	$14,947	$12,137	$12,303
Gross profit %	43.9%	46.2%	45.1%

Operating expenses
Selling, general and administrative	$5,823	$3,812	$3,867
% of revenue	39.0%	31.4%	31.4%
Research and development	2,239	1,240	3,221
% of revenue	15.0%	10.2%	26.2%
Goodwill impairment loss	7,237	—	—
Depreciation and amortization	3,007	2,241	3,118

Total operating expenses	$18,306	$7,293	$10,206

Operating loss	$(11,743)	$(1,687)	$(4,652)

Product Revenue and Gross Profit.    On an Actual basis, product revenue increased $5.5 million, or 102%, to $10.8 million in 2006 from $5.3 million in 2005 primarily due to the acquisition of three businesses in the Solutions segment in 2005 and the acquisition of one company in the Solutions segment in 2006.

On a Pro Forma basis, revenue in 2006 increased $0.2 million, or 2%, to $10.8 million in 2006 from $10.6 million in 2005, and decreased $0.1 million, or 1%, from $10.7 million in 2004. Approximately 80% of the product revenue in each of the three years is derived from SCADA related applications, a product line that historically contributed relatively consistent product revenue and gross profit due to the maturity of the product line and the stable base of customers.

Maintenance, Service and Other Revenue and Gross Profit.    On an Actual basis, maintenance, service and other revenue increased $4.0 million, or 2,229%, to $4.2 million in 2006 from $0.2 million in 2005 primarily due to the acquisition of two companies in the Solutions segment in 2005.

On a Pro Forma basis, maintenance, service and other revenue increased $2.6 million, or 171%, to $4.2 million in 2006 from $1.6 million in 2005. Maintenance, service and other revenue was relatively flat at $1.6 million in 2005 and 2004. Substantially all of the maintenance, service and other revenue in 2005 and 2004 was derived from video networking and surveillance projects for transportation and other non-security related systems. Approximately 30% of the increase, or $0.8 million, in 2006 compared to 2005 is attributable to securing additional fixed price contracts related to intelligent transportation solutions by hiring managers and engineers with existing customer relationships in the transportation market. Approximately 22% of the increase, or $0.6 million, in 2006 compared to 2005 is attributable to the integration, training, installation and extended warranty service contracts from our business acquisition in October 2006. The remaining increase is primarily derived from growth in our video networking and surveillance service business and software maintenance contracts.

Maintenance, service and other revenue gross profit was 46%, 50.6% and 54.5% in 2006, 2005 and 2004, respectively. Gross profit as a percentage of maintenance, service and other revenue varies according to the mix of contract types.

Selling, General and Administrative Expenses.    On an Actual basis, selling, general and administrative expenses increased $4.1 million, or 236%, to $5.8 million in 2006 from $1.7 million in 2005 primarily due to the acquisition of three businesses in the Solutions segment in 2005 and the acquisition of one business in the Solutions segment in 2006.

On a Pro Forma basis, selling, general and administrative expenses increased $2.0 million, or 53%, to $5.8 million in 2006 from $3.8 million in 2005, and decreased $0.1 million, or 3%, in 2005 from $3.9 million in 2004. Approximately 38% of the increase, or $0.8 million, in 2006 compared to 2005 related to the hiring of new personnel to service the transportation market and the expansion of our office space. Approximately 16% of the increase, or $0.4 million, resulted from the inclusion of selling, general and administrative expenses by a business that we acquired in 2006. The remaining increase resulted from an overall increase in spending related to sales and marketing activities to support our growth.

Research and Development Costs.    On an Actual basis, research and development costs decreased $1.0 million, or 30%, to $2.2 million in 2006 from $3.2 million in 2005. In 2005, research and development costs included $2.3 million in acquired in process research and development. Excluding the impact of the acquired in process research and development, research and development increased $1.3 million, or 144%, to $2.2 million in 2006 from $0.9 million in 2005.

On a Pro Forma basis, research and development increased $1.0 million, or 81%, to $2.2 million in 2006 from $1.2 million in 2005, and decreased $2.0 million, or 62%, in 2005 from $3.2 million in 2004 primarily due to $2.3 million in acquired in process research and development that was assumed in 2004. In 2006, approximately 61% of the increase in research and development costs related to spending on internal research and development projects in connection with our Cameleon product line and the integration of that technology into surveillance applications. The remaining portion of our 2006 increased research and development costs was related to several internal research and development projects that relate to potential applications of our technology in both security and non-security markets.

Goodwill Impairment.    Our goodwill impairment was $7.2 million in 2006 because the estimated fair value of a reporting unit within the Solutions segment was less than its book value. Substantially all of our businesses were acquired in the final six months of 2005 and primarily include businesses with emerging technologies and products. Because of this, the operating results of our reporting units are unpredictable. In 2006 we began investing in a management infrastructure for integrating the operations and products and technologies of our acquired businesses. In connection with this integration and planning process, we modified our business plans and revised our long term forecasts. These revisions often resulted in an extension of the time that may be required for new product introductions and included an increase in the amount of investment in internal research and development and sales and marketing costs that we believe will be required to continue to grow the business. The revised forecasts coupled with our sustained operating losses and negative cash flows were the primary factors that lead to an impairment charge in 2006.

Depreciation and Amortization.    Approximately 96% of the depreciation and amortization of $3.0 million in 2006 was comprised of amortization of our identifiable intangibles, the majority of which was recorded at the time the Solutions businesses were acquired in 2005. On a Pro Forma basis, we assumed that the identifiable intangible amortization began at the beginning of 2004, and therefore certain intangibles became fully amortized on a Pro Forma basis by 2005. On an Actual basis, the same intangibles became fully amortized in 2006. Accordingly, we believe it is more meaningful to compare Actual 2006 to the Pro Forma 2004 depreciation and amortization. Approximately 99% of the 2004 Pro Forma depreciation and amortization of $3.1 million was comprised of intangible amortization. We are not a capital intensive business and therefore the impact of depreciation on our operating results is not material.

Operating Loss.    On an Actual basis, excluding the goodwill impairment loss, our 2006 operating loss of $4.5 million increased $0.6 million, or 17%, from $3.9 million in 2005 primarily due to the acquisition of three businesses in the Solutions segment in 2005 and the acquisition of one business in the Solutions segment in 2006.

On a Pro Forma basis, operating loss excluding goodwill impairment increased $2.8 million, or 167%, to $4.5 million in 2006 from $1.7 million in 2005, and decreased $3.0 million, or 64%, in 2005 from $4.7 million in 2004, which was primarily due to $2.3 million of acquired in process research and development being included in 2004. Increased spending on personnel and expansion of facilities specific to the transportation market, the acquisition of a business in 2006 and additional investments in selling and marketing activities and internal research and development were the primary factors that increased our operating loss in 2006 compared to 2005. Our plans to grow this segment through sales of integrated solutions will require additional spending on selling, marketing, project management and engineering personnel as well as internal research and development. As a result, our operating loss (excluding goodwill impairment) is expected to be higher than the Pro Forma comparative periods.

Reconciliation of Reportable Segment Operating Losses to the Consolidated Loss from Continuing Operations

The following tables provides a reconciliation of operating losses from reportable segments to our consolidated net loss from continuing operations for the nine months ended September 30, 2007 and 2006 and the years ended December 31, 2006, 2005 and 2004.

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(dollars in thousands)
	(unaudited)
Reconciliation of segment operating losses to consolidated loss from continuing operations
Segment operating losses	$(13,783)	$(22,896)	$(93,667)	$(6,918)	$(3,659)
Unallocated general and administrative expenses	(14,259)	(13,263)	(19,360)	(6,063)	—
Unallocated depreciation and amortization expenses	(130)	—	(29)	(545)	(611)
Interest income	449	311	371	126	21
Interest expense	(455)	(294)	(372)	(145)	(1)
Loss in equity investees	—	—	—	(839)	(487)
Other nonoperating gains (losses), net	128	97	1,040	(98)	112
Minority interest in subsidiaries’ losses	—	—	—	(639)	(962)
Income tax expense (benefit)	(907)	(230)	(295)	(1,943)	—

Consolidated loss from continuing operations	$(27,143)	$(35,815)	$(111,722)	$(11,900)	$(3,663)

We began incurring significant unallocated general administrative expenses in August 2005 in an effort to begin to centralize and build an operating infrastructure to support our acquired businesses. We did not incur unallocated general administrative expenses prior to that time. As described in note 1 to our consolidated financial statements, for the year ended 2004 we presented consolidated or equity method results of certain of our 2005 business acquisitions if those businesses had previously received investment dollars from Wexford Capital LLC (Wexford). Wexford is our majority shareholder through its affiliate investments. Our unallocated general administrative expenses primarily include personnel costs for executive and senior management, corporate accounting and finance, facilities’ costs, professional fees for audit, tax, legal and other professional services, board of director and advisory board fees, travel, supplies and communication related expenses. Unallocated corporate costs included $0.2 million for the nine months ended September 30, 2007 and 2006, and $0.4 million and $1.2 million for the years ended December 31, 2006 and 2005, respectively, for fees paid to Wexford pursuant to an administrative services agreement.

Liquidity and Capital Resources

As of September 30, 2007, our principal sources of liquidity were cash and cash equivalents of $16.1 million and accounts receivable of $26.4 million.

Our primary sources of cash historically have been proceeds from the issuance of convertible preferred stock, customer payments for our products and services, lines of credit and short term loans and proceeds from the sale of businesses. We were incorporated in 2003 and have primarily grown our business organically and through the acquisition of 19 companies, most of which were completed in the final six months of 2005. Many of the acquired businesses have early stage products and/or emerging products and engage in research and development activities that are funded both through external government contracts and internal resources.

During 2006 and through the first nine months of 2007, we began to increase our investment in sales, marketing and other related business development structures to support our early stage products and emerging technologies. Additionally, we increased our investment in internally funded research and development activities and the integration of products and technologies among our operating units. We also increased our general administrative expenses in 2006 through the use of consultants and other professionals to complete certain accounting and legal functions. Consequently, our cumulative net losses, which amounted to approximately $170.9 million at September 30, 2007, were expected based on the nature of our business, the early stage of our products and technologies and our ongoing research and development activities. Since our inception in 2003 and through September 30, 2007, we have received approximately $180 million in funding through the issuance of series A convertible preferred stock (Series A), contributed capital and other common equity sources, the proceeds of which have been used to fund our acquisitions and net losses. As more fully described in notes 3 and 4 to our consolidated financial statements, the majority of the funding was from Wexford affiliates.

In 2007, we plan to reduce our losses through a variety of means, including but not limited to the potential sale of certain assets, relying less on external consultants, professionals and advisors, prioritizing our internal research and development spending and increasing revenue through organic growth in product sales. In connection with such loss reduction plans, we adopted a plan in 2006 to seek a purchaser for three of our businesses (see note 10 to our consolidated financial statements). We completed the sale of two of those businesses in the first quarter of 2007 and received net cash proceeds of $8.9 million. We completed the sale of the third business in the second quarter of 2007 and received net cash proceeds of $10.5 million. We believe that we have sufficient working capital and the ability to raise additional equity to fund operations for at least the next twelve months.

We may need to raise additional capital or incur additional indebtedness to continue to fund our operations in the future. Our future capital requirement will depend on many factors, including our rate of revenue growth, the expansion of our sales and marketing activities, the timing and extent of new product releases and the acceptance of our products in the marketplace. We may also enter into acquisition agreements for complementary businesses that would require us to seek additional equity or debt financing. Additional funds may not be available on terms favorable to us or at all.

The following table shows our cash and cash equivalents and working capital as of September 30, 2007 and December 31, 2006 and 2005:

	As of September 30, 2007	As of December 31,
		2006	2005
	(dollars in thousands)
	(unaudited)
Cash and cash equivalents	$16,132	$7,236	$23,354
Working capital	$33,289	$27,312	$24,072

The following table shows our cash flows from operating, investing and financing activities for the nine months ended September 30, 2007 and 2006, and for the years ended December 31, 2006, 2005 and 2004. The 2005 and 2004 sections of the table show cash flows for our business acquisitions from the date of acquisition in those years.

	Nine Months Ended September 30,		Year Ended December 31,
	2007	2006	2006	2005	2004
	(dollars in thousands)
	(unaudited)
Summary of cash flow:
Cash flows used in operating activities	$(20,900)	$(33,942)	$(43,188)	$(9,998)	$(4,955)
Cash flows provided by (used in) investing activities	19,817	196	(4,675)	(92,181)	(8,529)
Cash flows provided by financing activities	9,749	17,997	31,450	124,041	14,396
Effect of foreign exchange rate on cash	230	279	295	—	—

Consolidated net change in cash and cash equivalents	$8,896	$(15,470)	$(16,118)	$21,862	$912

Cash Flows from Operating Activities.    Our cash flows from operating activities are significantly influenced by spending required to support the growth of our business in areas such as research and development, sales and marketing, facilities’ expansion and certain general and administrative costs. Our operating cash flows are also influenced by our working capital needs to support growth and fluctuations in inventory, accounts receivable, accounts payable and other current assets and liabilities. The concentration of business with the U.S. government also impacts operating cash flow, particularly for fixed price contracts in which revenue recognition under the percentage of completion method may not coincide with billing. Cash flow used in operating activities decreased $13.0 million, or 38%, to $20.9 million for the first nine months of 2007 from $33.9 million for the first nine months of 2006. The decrease is primarily the result of reduced net losses. For the years ended 2006, 2005 and 2004, our net losses and the timing of customer collections had a significant influence on operating cash flows. Additionally, in 2006, the introduction of new and enhanced products and the overall growth of our business resulted in additional working capital needs to build inventory.

Cash Flows from Investing Activities.    Cash flows from investing activities primarily relate to business acquisitions and dispositions and capital expenditures. In the first nine months of 2007, cash flows from investing activities included $23.6 million of cash proceeds from the sale of these businesses offset by $3.8 million in capital expenditures. In the first nine months of 2006, cash flows from investing activities included $4.3 million of cash proceeds from the sale of businesses offset by $4.1 million in capital expenditures. For the years ended December 31, 2006 and 2005, cash flows used in investing activities included $4.2 million and $90.4 million, respectively, for the cash portion of our business acquisitions. In 2006, 2005 and 2004, we incurred capital expenditures of $4.8 million, $1.8 million and $0.5 million, respectively. Capital expenditures for all periods presented primarily pertain to the expansion of facilities, computer equipment and manufacturing and lab equipment. In 2004, we also invested $8.0 million of capital into companies in which we had a minority interest.

Cash Flows from Financing Activities.    Cash flows from financing activities primarily relate to the issuance of our Series A, and the issuance and repayment of our lines of credit, notes payable and long-term debt. In the first nine months of 2007 and 2006, we issued $3.5 million and $19.3 million of Series A, respectively, which was used for working capital purposes. In 2006 and 2005, we issued $32.0 million and $122.1 million in Series A, respectively, which was used for business acquisitions and working capital purposes. Debt issuances, net of repayments, in the first nine months of 2007 and 2006 were $6.0 million and ($1.8) million, respectively. In the first quarter of 2007, our debt proceeds included a $3.0 million bridge loan from Wexford to be used for working capital purposes. The $3.0 million bridge loan from Wexford was repaid during the second quarter of 2007. In the third quarter of 2007, our debt proceeds included a $7.0 million bridge loan from an affiliate of

Wexford to be used for working capital purposes and for our acquisition of PureTech in October 2007. For the years ended 2006 and 2005, debt repayments, net of issuances, were $1.1 million and $3.4 million, respectively. In 2005 and 2004, financing cash flows included $5.0 million and $13.8 million of cash contributions from Wexford affiliates to be used for business combinations in those years.

Contractual Obligations

The following table is a summary of our contractual obligations as of December 31, 2006:

	Payments Due by Period
	Total	Less than 1 Year	1-3 Years	3-5 Years	More than 5 Years
	(dollars in thousands)
Contractual obligations
Long-term debt, including current portion	$657	$207	$406	$44	$—
Operating lease obligations	11,941	2,813	4,929	2,308	1,891
Payments due for prior business combinations	1,022	1,022	—	—	—

Total contractual obligations	$13,620	$4,042	$5,335	$2,352	$1,891

The long-term debt excludes interest payments on each obligation. In July 2007 we entered into a new operating lease agreement for our corporate headquarters. As a result of this new lease agreement our obligations will increase in total by approximately $1.4 million over the term of the lease. Payments due for prior business combinations represent cash amounts held in escrow and a notes payable related to our 2006 business combinations.

Other Notes Payable and Lines of Credit.    At September 30, 2007, we had $0.5 million outstanding under a promissory note which bears interest at 8%. The principal is due and payable on demand and interest payments are made on a monthly basis. The note is secured by substantially all assets of one of our Surveillance businesses. We must obtain consent from the lender prior to incurring additional debt for that business. We also had $0.2 million outstanding under a promissory note which bears interest at 5% and is due and payable on demand; payments of principal and interest are made on a monthly basis. The note is unsecured and is payable to one of our minority shareholders.

On September 28, 2007, we entered into a $7.0 million promissory note payable to DP1 and due December 27, 2007. The note bears interest at 2% every 30 days payable in advance. If we do not complete our initial public offering prior to December 27, 2007, DP1 has the right to require in its sole discretion that we withdraw the registration statement. The note is automatically convertible into shares of Series A preferred stock at $10.00 per share only in the event that the registration statement is withdrawn and the offering of common stock is not completed and we are unable to or elect not to repay the note in full. We intend to repay the note in full with the net proceeds from this offering. Net proceeds from the note totaled $6,860,000.

In connection with one of our 2006 acquisitions, we issued a $0.3 million note payable as partial consideration. The note bore interest at 8% and was paid in full during 2007.

Certain of our businesses have operating lines of credit with banks in which borrowing is generally collateralized by and based on a percentage of certain eligible accounts receivable, inventory and/or property and equipment. Interest is based on prime or, in some cases, percentage points above prime. The aggregate maximum borrowing amount under those agreements is $3.2 million. At September 30, 2007, we had $1.0 million outstanding under those agreements.

Critical Accounting Policies and Estimates

The discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements which have been prepared in accordance with accounting principles generally accepted in the United States of America. The preparation of our financial statements requires us to make assumptions and prepare estimates that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities and revenues and expenses. We base our estimates on historical experience and various other assumptions that we believe are reasonable; however, actual results may differ. See note 1 to our consolidated financial statements contained elsewhere in this prospectus for a discussion of our significant accounting policies.

Revenue Recognition—Products.    The majority of our revenue is derived from the sale of our products. We recognize revenue from product sales at the time the product is shipped, title and risk have passed to the customer and collection from the customer is reasonably assured.

Revenue Recognition—Contract Research and Development and Services.    We follow the guidelines of American Institute of Certified Public Accountants (AICPA) Statement of Position 81-1, Accounting for Performance of Construction-Type and Certain Production-Type Contracts, for our contract research and development and contract service revenue. We account for sales and earnings under long-term contracts using the percentage-of-completion method of accounting. Under the percentage-of-completion method, we recognize revenue as the work progresses—either as the products are produced and delivered or as services are rendered, as applicable. We estimate profit as the difference between total estimated revenue and total estimated cost of a contract and recognize that profit over the remaining life of the contract based on either input (e.g., costs incurred) or output (e.g., units delivered) measures, as appropriate. If a revised estimate of contract profitability reveals an anticipated loss on the contract, we recognize the loss in the period it is identified.

The percentage-of-completion method of accounting involves the use of various estimating techniques to project costs at completion, and in some cases includes estimates of recoveries asserted against the customer for changes in specifications. Contract estimates involve various assumptions and projections relative to the outcome of future events over a period of several months or years, including future labor productivity and availability, the nature and complexity of the work to be performed, the cost and availability of materials, the impact of delayed performance, the availability and timing of funding from the customer and the timing of product deliveries. These estimates are based on our best judgment. A significant change in one or more of these estimates could affect the profitability of one or more of our contracts. We principally use hours of work and contract milestones to measure the progress of contract completeness. Certain contracts provide for billings and/or payments that may not coincide with revenue recognition. To the extent that customer billings or payments are in excess of revenues, we record the excess as deferred revenue. To the extent that we recognize revenue under the percentage of completion method prior to billings as defined in the contracts, we record such amounts as unbilled revenue, and we expect them to be collected within one year of recognition. Substantially all of the unbilled revenue is due from various agencies of the U.S. government.

We review our contract estimates monthly to assess revisions in contract values and estimated costs at completion and reflect changes in estimates in the current and future periods under the reallocation method.

Revenue Recognition—Maintenance, Service and Other.    Maintenance, service and other revenue is primarily derived from project management and technology integration services, product training and installation and software maintenance and extended warranty contracts. We recognize revenue from project management and integration services using the percentage of completion method described above. We recognize revenue from product training and installation services when the services are provided. We generally recognize revenue for software maintenance and extended warranty contracts on a straight-line basis over the life of the contract. We recognize software revenue under the provisions of the Accounting Standards Executive Committee’s Statement of Position 97-2 (SOP 97-2), Software Revenue Recognition (as amended by SOP 98-9). Under the terms of SOPs 97-2 and 98-9, companies are required to defer all revenue from multiple-element software arrangements if sufficient vendor specific objective evidence does not exist for the allocation of revenue to the various elements of the arrangement. As a result, we recognize any revenue on multi-year software license agreements ratably over the life of the arrangement.

Goodwill and Identifiable Intangible Assets.    In accordance with SFAS No. 141, Business Combinations (SFAS 141), we allocate the cost of business acquisitions to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition (commonly referred to as the purchase price allocation). As part of the purchase price allocations for our business acquisitions, identifiable intangible assets are recognized as assets apart from goodwill if they arise from contractual or other legal rights, or if they are capable of being separated or divided from the acquired business and sold, transferred, licensed, rented or exchanged. However, in accordance with SFAS 141, we do not recognize any intangible assets apart from goodwill for the assembled workforces of our business acquisitions.

A significant component of the businesses we have acquired historically is the presence of advanced security products and technologies that the business has developed. The most significant identifiable intangible asset that we have separately recognized in accordance with SFAS 141 is core technologies. Our intellectual property and proprietary rights for these core technologies are typically protected through a combination of patents, copyrights, trademarks, service marks, trade secrets, confidentiality provisions and licensing arrangements. The fair value for core technologies is determined, as of the date of acquisition, using the “Relief from Royalty Method,” an approach commonly used in valuing intangible assets. The basic tenet of the “Relief from Royalty Method” is that without ownership of the subject intangible asset, the user of that intangible asset would have to make a stream of payments to the owner of the asset in return for the rights to use that asset. By acquiring the intangible asset, the user avoids these payments. The valuation of the core technologies takes into consideration the percentage of forecasted revenues directly attributable to the underlying core/developed technologies. The royalty rate was selected based on consideration of several factors including external research, industry practices and margin considerations. Also factoring into the valuations of core technologies are the estimated technological useful lives of the products that use the technologies and the present value of future cash flows. The discount rates used to determine the present value of future cash flows is based on consideration of the weighted average cost of capital and internal rates of return as well as the risk and return characteristics of the core technologies.

Customer contractual relationships also constitute a significant portion of identifiable intangible assets recognized in accordance with SFAS 141. All of our contractual relationships are established through written customer contracts (revenue arrangements). The fair value for customer contractual relationships is determined, as of the date of acquisition, based on estimates and judgments regarding expectations for the estimated future after-tax earnings and cash flows (including cash flows from working capital) arising from the follow-on sales on contract (revenue arrangement) renewals expected from customer contractual relationships over their estimated lives, including the probability of expected future contract renewals and sales, less a contributory asset charge, all of which is discounted to present value.

The value assigned to goodwill equals the amount of the purchase price of the business acquired in excess of the sum of the amounts assigned to identifiable acquired assets, both tangible and intangible, less liabilities assumed. At December 31, 2006, we had goodwill of $62.9 million and identifiable intangible assets, net of accumulated amortization, of $37.0 million.

Intangible assets are amortized over their respective estimated useful lives ranging from one to ten years. The useful life of an intangible asset is the period over which the asset is expected to contribute directly or indirectly to our future cash flows rather than the period of time that it would take us to internally develop an intangible asset that would provide similar benefits. The estimate of the useful lives of our intangible asset is based on an analysis of all pertinent factors, in particular:

•	the expected use of the asset by the entity;

•	the expected useful life of another asset or group of assets to which the useful life of the intangible asset may relate;

•	any legal, regulatory or contractual provisions that may limit the useful life;

•

any legal, regulatory, or contractual provisions that enable renewal or extension of the asset’s legal or contractual life without substantial cost (provided there is evidence to support renewal or extension and renewal or extension can be accomplished without material modifications of the existing terms and conditions);

•

the effects of obsolescence, demand, competition and other economic factors (such as the stability of the industry, known technological advances, legislative action that results in an uncertain or changing regulatory environment, and expected changes in distribution channels); and

•

the level of regular maintenance expenditures (but not enhancements) required to obtain the expected future cash flows from the asset (for example, a material level of required maintenance in relation to the carrying amount of the asset may suggest a limited useful life).

If no legal, regulatory, contractual, competitive, economic, or other factors limit the useful life of an intangible asset, the useful life of the asset is considered to be indefinite. The term indefinite does not mean infinite. An intangible asset with a finite useful life is amortized over that useful life; an intangible asset with an indefinite useful life is not amortized. We have no intangible assets with indefinite useful lives. Under U.S. generally accepted accounting principles (GAAP), goodwill is not amortized.

We review goodwill and intangible assets for impairment whenever events or changes in circumstances indicate that the carrying amount of these assets may not be recoverable, and also review goodwill annually in accordance with SFAS No. 142, Goodwill and Other Intangible Assets (SFAS 142). SFAS 142 requires that goodwill be tested, at a minimum, annually for each reporting unit using a two-step process. A reporting unit is an operating segment, as defined in paragraph 10 of SFAS No. 131, Disclosures About Segments of an Enterprise and Related Information, or a component of an operating segment. A component of an operating segment is a reporting unit if the component constitutes a business for which discrete financial information is available and is reviewed. Two or more components of an operating segment may be aggregated and deemed a single reporting unit for goodwill impairment testing purposes if the components have similar economic characteristics. The first step is to identify any potential impairment by comparing the carrying value of the reporting unit to its fair value. If a potential impairment is identified, the second step is to measure the impairment loss by comparing the implied fair value of goodwill with the carrying value of goodwill of the reporting unit. The fair value of a reporting unit is estimated using a discounted cash flow valuation approach and is dependent on estimates for future sales, operating income, depreciation and amortization, income tax payments, working capital changes and capital expenditures as well as expected growth rates for cash flows and long-term interest rates, all of which are affected by economic conditions related to the industries in which we operate as well as conditions in the U.S. capital markets.

The most significant assumptions used in a discounted cash flow valuation regarding the estimated fair values of our reporting units in connection with goodwill valuation assessments are:

•	detailed long-range (approximating 10 years) cash flow projections for each of our reporting units;

•	a risk adjusted discount rate including the estimated risk-free rate of return; and

•	the expected long-term growth rate of our business, which approximates the expected long-term growth rate for the U.S. economy and the industries in which we operate.

The risk adjusted discount rate represents the estimated weighted average cost of capital. The weighted average cost of capital focuses on rates of return for equity and debt, and a corresponding capital structure.

A decline in the estimated fair value of a reporting unit could result in a goodwill impairment and a related non-cash impairment charge against earnings, if estimated fair value for the reporting unit is less than the carrying value of the net assets of the reporting unit, including its goodwill. For the year ended December 31, 2006, we recognized a goodwill impairment loss of $66.0 million.

Stock-based Compensation.    Prior to January 1, 2006, we accounted for employee stock options using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (APB 25), and FASB Interpretation No. 44, Accounting for Certain Transactions Involving Stock Compensation, an Interpretation of APB No. 25, and had adopted the disclosure-only provisions of SFAS No. 123, Accounting for Stock-Based Compensation (SFAS 123(R)), and SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure. In accordance with APB 25, we recognized no stock-based compensation expense for options granted with an exercise price equal to or greater than the fair value of the underlying common stock on the date of grant.

Effective January 1, 2006, we adopted the fair value recognition provisions of SFAS 123(R) using the modified prospective transition method. Under the modified prospective transition method, share-based awards granted or modified on or after January 1, 2006 are recognized in compensation expense over the applicable vesting period. Also, any previously granted awards that were not fully vested as of January 1, 2006, are recognized as compensation expense over the remaining vesting period. We recognize this expense on a straight- line basis over the options’ expected terms. We estimate the grant date fair value of stock option awards under the provisions of SFAS 123(R) using the Black-Scholes option valuation model, which requires, among other inputs, an estimate of the fair value of the underlying common stock on the date of grant and the expected term of the options.

Our common stock valuations used a discounted cash flow model for 2005 and the probability weighted expected return method for 2006.

We used the Black-Scholes method to calculate the fair value of each option granted during the related stock valuation periods. Separate values were determined for options having pre-split exercise prices ranging from $0.08 to $5.00 in 2005 and for options having pre-split exercise prices of $5.00 per share and $7.50 per share in 2006. We applied the resulting fair values for one share of common stock as of each of the valuation dates to our Black-Scholes option valuation model to arrive at the fair value of the related options granted during the valuation period.

For 2005 options, we calculated expected option terms of two to five years based primarily on the vesting dates. For 2006 options, we calculated expected option terms based on the “simplified” method for “plain vanilla” options contained in SEC Staff Accounting Bulletin No. 107, Valuation of Share-Based Payment Arrangements for Public Companies. The “simplified method” calculates the expected term as the average of the vesting term and the original contractual term of the options. The expected term affects the assumed rate of forfeitures. If the actual number of forfeitures differs from that estimated by management, we may be required to record adjustments to stock-based compensation expense in future periods. We calculated volatility using the annualized daily volatilities of similar publicly-traded entities.

For the year ended December 31, 2005, we recognized stock-based compensation expense of $1.1 million for “in the money” stock options resulting from unvested stock options assumed in connection with our business acquisitions. Our pro forma stock-based compensation expense for the year ended December 31, 2005 would have been $7.4 million had we followed the fair value provisions of SFAS 123(R). For the year ended December 31, 2006, we recognized stock-based compensation expense of $4.9 million. In future periods, stock-based compensation expense may increase as we issue additional equity-based awards to continue to attract and retain key employees. Additionally, SFAS 123(R) requires that we recognize compensation expense only for the portion of stock options that are expected to vest. As of December 31, 2006, our total unrecognized compensation expense related to stock-based awards granted to employees and non-employee directors was $5.6 million.

Income Taxes.    We use an asset and liability approach for accounting for income taxes. Deferred income taxes are recognized for the tax consequences of temporary differences and carryforwards by applying enacted tax rates applicable to future years to differences between the financial statement amounts and the tax bases of existing assets and liabilities. We establish a valuation allowance if it is probable that some portion of the deferred tax asset will not be realized. Our determination of whether a valuation allowance is appropriate requires the exercise of judgment. At December 31, 2006, we had net operating loss carryforwards available for U.S. federal and state income taxes of $69.5 million which begin to expire in 2011. The net operating loss carryforwards that we acquired in connection with our business acquisitions may also be limited by provision of the Internal Revenue Code regarding changes in ownership. We have provided a valuation allowance against net U.S. deferred tax assets and operating loss carryforwards in certain non-U.S. jurisdictions. We have recorded a valuation allowance because of the emerging nature of our business and our history of losses. We will continue to evaluate income generated in future periods in determining the reasonableness of our position. If we determine that future income is sufficient or insufficient to cause the realization of the net operating loss carryforwards within the required time, the valuation allowance will be adjusted as necessary.

Liabilities for Pending and Threatened Litigation.    We are subject to litigation, investigations, proceedings, claims or assessments and various contingent liabilities incidental to our business or assumed in connection with certain business acquisitions. In accordance with SFAS No. 5, Accounting for Contingencies, we accrue a charge for a loss contingency when we believe it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If the loss is within a range of specified amounts, the most likely amount is accrued, and if no amount within the range represents a better estimate we accrue the minimum amount in the range. Generally, we record the loss contingency at the amount we expect to pay to resolve the contingency and the amount is generally not discounted to the present value. Amounts recoverable under insurance contracts are recorded as assets when recovery is deemed probable. Contingencies that might result in a gain are not recognized until realized. Changes to the amount of the estimated loss, or resolution of one or more contingencies could have a material impact on our results of operations, financial position and cash flows.

Recent Accounting Pronouncements

The Financial Accounting Standards Board (FASB) periodically issues new accounting standards in a continuing effort to improve standards of financial accounting and reporting. The Company has reviewed the recently issued pronouncements and concluded that the following new accounting standards are applicable to the Company.

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements (SFAS 157), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company has not yet determined the effect on the Company’s consolidated financial statements, if any, upon adoption of SFAS 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115 (SFAS 159). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value at specified election dates. Upon adoption, an entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Most of the provisions apply only to entities that elect the fair value option. However, the amendment to SFAS No. 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities with available for sale and trading securities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact that SFAS 159 will have, if any, on its consolidated financial statements.

Quantitative and Qualitative Disclosures about Market Risk

Foreign Currency Risk.    Our international businesses generate revenue and incur expenses that are denominated in foreign currencies. These transactions could be materially affected by currency fluctuations. Our exposures are to fluctuations in exchange rates for the U.S. dollar versus the Euro and the Canadian dollar.

Changes in currency exchange rates could adversely affect our consolidated results of operations or financial position. We also maintain cash balances denominated in foreign currencies. At September 30, 2007, we had $2.2 million of cash in foreign accounts. We have not hedged our exposure to changes in foreign currency exchange rates and, as a result, could incur unanticipated translation gains and losses.

Interest Rate Risk.    We had cash and cash equivalents balance of $16.1 million at September 30, 2007. We do not enter into investments for trading or speculative purposes. We do not believe that we have any material exposure to changes in the fair value of these investments as a result of changes in interest rates. Declines in interest rates, however, will reduce future income.

We had $1.0 million outstanding under line of credit agreements at September 30, 2007, which bore interest at variable rates adjusted monthly based on the prime rate plus applicable margins. Based on the amounts outstanding and the maximum amount available for borrowing, we do not believe that changes in interest rates create material exposure to our business. Increases in interest rates, however, will increase future interest expense.

Off Balance Sheet Arrangements

As of September 30, 2007, we have no off-balance sheet arrangements as defined in Item 303(a)(4) of the SEC’s Regulation S-K.

BUSINESS

Company Overview

We are a leading developer, manufacturer, marketer and integrator of advanced sensing technologies, products and solutions. Our first and for now principal market is homeland security. Our high precision, proprietary technologies provide a strong foundation upon which we have built a comprehensive line of products that detect, identify and prevent a broad range of critical security threats. Through our proven ability to develop and convert next generation technologies into unique, commercially successful products, we are able to offer a wide range of high quality, compact detection and surveillance products that we believe are more sensitive, more accurate and more cost-effective than conventional products. Our business is organized into three divisions—Detection, Surveillance and Solutions—through which we develop, manufacture and market complete solutions that proactively address some of the most sophisticated and severe security threats facing the world today.

We believe our ability to understand the nature of sophisticated security threats, the technological potential of security solutions and the complex procurement processes of both government and private sector customers differentiates us from other companies in the market. We have developed what we believe is the most comprehensive line of products and integration capabilities for the homeland security market available through a single company. Our revenue grew 187% from $31.4 million in 2005 to $90.2 million in 2006, primarily as a result of acquisitions in 2005, and organically grew 54% to $94.6 million in the first nine months of 2007 as compared to $61.6 million for the same period in 2006. Our net loss increased 764% from $14.8 million in 2005 to $128 million in 2006 primarily due to a goodwill impairment charge of $66 million and a loss from discontinued operations of $18.9 million in 2006. In the first nine months of 2007 as compared to the same period in 2006, our net loss decreased 38% from $37.8 million to $23.3 million primarily due to increased revenue in the first nine months of 2007. As of September 30, 2007, our accumulated deficit was $170.9 million.

We have achieved and intend to expand our leadership position in the homeland security market by developing innovative technologies. More than half of our approximately 820 employees are highly skilled technologists. From the beginning of 2004 through September 30, 2007, we and the companies we have acquired have invested approximately $47 million of internal funds in research and development and in addition have received approximately $126 million under contracts to conduct research and development for programs we believe will advance our technology and products and strengthen our leadership position in the homeland security market. Through these directed resources, we believe we have developed best-in-class technology and products. For example, our explosives detection systems use amplifying fluorescence polymer technology to detect trace levels of explosives with a level of precision that is in excess of 1,000 times more sensitive than currently deployed systems. We believe we have developed the most stable and accurate gamma and neutron radiation detection systems available in the market today with immediate isotope identification that allows our systems to differentiate between benign and potentially threatening radiation sources. We also have developed new approaches to identify and amplify DNA fragments for more precise and reliable identification of biological agents.

Building on our technological expertise, we have successfully commercialized and marketed a portfolio of products and solutions that we believe are more sensitive, accurate, compact and affordable than those of our competitors. For example, we build the most sensitive portable explosive detector, the smallest spectroscopic radiation detector and the most accurate mobile solutions for perimeter surveillance available in the market today. We will continue converting our innovative technology pipeline into new growth platforms, enabling us to pursue new market opportunities.

We sell our products and services both directly through a global sales force and indirectly through leading industry participants with whom we have developed strategic alliances and partnerships. Due to the breadth and diverse nature of our product offerings and technology portfolio, as well as our ability to deliver solutions for a comprehensive range of critical security applications, the future success of our business is not dependent upon a single product, technology, customer or government program.

Our direct customers include federal agencies, such as the U.S. Department of Homeland Security, U.S. Customs & Border Protection (Border Patrol) and the Transportation Security Administration, as well as various state and local governments and agencies, including the New York Police Department and the Port of Long Beach. We also sell our products, components and sub-systems to leading integrators in the security and defense industries who either resell our products or integrate them into comprehensive security installations for their end customers. The value-added resellers and system integrators that we sell products to include The Boeing Company, Honeywell International, Inc., Northrop Grumman Corp., Raytheon Company, SAIC, Inc. and Thermo Fisher Scientific Inc. We sell to military customers such as the U.S. Department of Defense (DoD), the U.S. Air Force, the U.S. Marines and the U.S. Army. Additionally, we are expanding our addressable markets by selling to private sector customers such as Federal Express Corporation, The Walt Disney Company and two international airports serving the city of Houston, Texas and surrounding communities.

Industry Overview

The proliferation of global security threats has reached unprecedented levels. These threats not only jeopardize innocent lives, but also have the potential to inflict severe damage upon the global economy. Both the government and private sectors are preparing to address increasingly sophisticated types of terrorist attacks, including chemical, biological, radiological, nuclear and explosive threats, as well as other major security risks and natural disasters. The homeland security market is estimated to be approximately $55 billion in 2006. Because of the importance of security to the global economy, we believe the homeland security market is less exposed to economic downturns and will continue to grow rapidly over the next decade.

The U.S. military is facing challenges adapting to a new style of asymmetric warfare that requires tactics similar to those used in the homeland security market. An increasingly large amount of the DoD budget is expected to shift in fiscal year 2007 toward advanced technologies that better equip U.S. military forces to face such threats. We have identified $20 billion in the $450 billion fiscal year 2007 DoD budget that is associated with the types of programs we can address. We expect such spending to increase in future years as the full extent of the new threats become more apparent and the DoD works through the aftermath of the current conflicts.

The demand for new security products and technologies also extends to the $145 billion private sector, a rapidly growing market in which many large commercial organizations have made detection, access control and advanced video surveillance a focal point for their security initiatives. Private sector organizations are expected to spend approximately $30 billion on these technologies in 2007.

In addition, we believe our technologies will have utility in a wide range of applications outside the homeland security and military markets. Historically, advanced technologies developed for security and military applications have later been found to have applications in other commercial markets, such as biological research and energy, and have led to the creation of entirely new markets. We believe our technologies may in the future be used in products and solutions for markets that surpass the size of the markets we currently serve.

Market Opportunity

Conventional security products typically are not portable, are either not sensitive enough or generate too many false positives, are difficult to network, or are too expensive for many users to buy and operate. In addition, due to the fragmented nature of the market, many market participants have either focused on manufacturing specific products or acted as integrators who network the products of other companies without having a detailed understanding of the capabilities of these products. As a result, customers are demanding single-source providers in order to allow them to streamline their procurement processes and isolate accountability with fewer vendors.

We provide an expansive portfolio of technology products and solutions that address many of the specific demands of our customers. Our products not only address the shortcomings of conventional products, but also interact in a manner that facilitates the interchange of critical security information. We believe that our ability to network advanced sensors into highly effective, integrated solutions will enable us to capture market share and deliver our customers high-value solutions that warrant premium pricing. We believe our ability to understand the nature of sophisticated security threats, the technological potential of security solutions and the complex procurement processes of both government and private sector customers differentiates us from other companies in the market. By leveraging our unique technical expertise, we develop, produce and market what we believe are the most advanced sensor and surveillance products available in the homeland security market today. We believe we will be able to apply our technological expertise in security to develop new products in non-security markets.

Our Competitive Strengths

We develop, manufacture, market and integrate products and solutions that detect, identify and prevent a broad range of critical security threats. We believe the following competitive strengths will continue to enhance our leadership position in the homeland security market and the broader security industry.

Leading proprietary technologies.    We are a leading innovator developing high precision, proprietary security technologies that are more accurate, compact and less susceptible to false positives than most conventional technologies. More than half of our approximately 820 employees are highly skilled technologists. From the beginning of 2004 through September 30, 2007, we and companies we have acquired have invested approximately $47 million in research and development and have received approximately $126 million under contracts to conduct research and development for programs we believe will advance our technology and products and strengthen our leadership position in the homeland security market. Our emphasis on innovation has resulted in over 50 issued patents, over 25 pending patents and over 40 licensed patents and patent applications. We also have strong connections with leading research laboratories and universities which foster innovation and advance our technology leadership.

Proven ability to develop, market and commercialize products.    We have been successful in utilizing our advanced technologies to develop commercially viable products and solutions. We have received and expect to continue to receive substantial government funding to carry out our research and product development. Since 2005, we have quadrupled the size of our product line through acquisitions and individual development from ten to forty products. We also understand and are able to successfully navigate the complex security procurement processes of our customers. The growth in sales of our products demonstrates our commercial success.

Broad and diversified product portfolio.    Leveraging our unique technical expertise, we develop, produce and market what we believe are the most advanced products and solutions that detect, identify and prevent a broad range of critical security threats. We believe that our solutions are more sensitive, accurate, compact and affordable than those of our competitors. Due to our diverse product portfolio and our ability to provide solutions for a wide range of critical security applications, the future success of our business is not dependent on a single product, technology, customer or government program.

Ability to deliver comprehensive integrated solutions to key customers.    Our ability to integrate our technology and products into comprehensive, reliable and affordable solutions provides our customers a single source to help address a broad range of critical security threats. We have developed our products in a manner that facilitates interoperability and functional efficiency and also accommodates third-party hardware and software. Our ability to understand the nature of complex security threats, our breadth of product offerings and broad integration capabilities allows us to deliver and implement effective solutions to meet our customers’ needs.

Experienced management team.    Our management team and advisory board has a mix of government and private sector experience across different geographies, industries and functions. Our team promotes entrepreneurial creativity and emphasizes the importance of attracting, developing and retaining the most highly-qualified personnel in our industry. Since our inception, our management team has acquired and integrated 15 diverse companies that have enhanced our capabilities and technology leadership, and our management is in the process of integrating a company we acquired in October 2007.

Our Growth Strategy

Our objective is to strengthen our position as a leading provider of technologies, products and solutions that detect, identify and prevent a broad range of critical security threats for the homeland security and military markets and to expand on that leadership position by developing products for other markets. As part of our growth strategy, we seek to:

Strengthen our technological leadership.    We intend to continue to develop and acquire next generation technologies to strengthen our technological leadership position. We will continue to work closely with our customers and partners and will seek further government development funding. We will also invest a substantial amount of our own funds in research and development to further enhance our technology leadership position.

Enhance and extend our product line.    We plan to introduce new models of our current products with enhancements to the capabilities of those products in order to address our customers’ evolving needs. We will continue converting our innovative technologies in our research and development pipeline into new products and platforms to pursue new market opportunities.

Provide integrated solutions.    We intend to continue to provide integrated, single-source solutions that prevent a broad range of critical security threats. We believe that significant opportunities exist for companies that understand the nature of complex security threats and meet customers’ needs by developing and delivering effective solutions that respond to those threats and make it easier to capture data from advanced, multifunctional products through integrated networked command platforms.

Scale our distribution channels.    We intend to continue to build and strengthen our direct sales force and expand our indirect channels to extend our geographic reach and market penetration. We have hired key personnel from companies such as FLIR Systems Inc., General Electric Company, Johnson Controls, Inc., Smiths Detection and Thermo Fisher Scientific Inc., as well as from government agencies including the DoD, the U.S. Air Force and the Executive Office of the White House. In addition, in 2007, we significantly expanded our network of sales representatives to market our products to private sector customers and state and local governments and agencies.

Expand into non-security markets.    While in the near-term we intend to continue to focus primarily on products and solutions for the homeland security and military markets, we have developed technologies that are being used in non-security applications, such as chemical sensors for pesticide detection and thermal cameras used to inspect brakes on commercial trucks. We believe our technologies have utility in a wide variety of non-security applications and we intend to continue to explore applications for our technologies in markets that are not related to security. We believe this will allow us to leverage our existing intellectual property and infrastructure to expand our addressable markets and further accelerate our growth.

Grow through complementary acquisitions.    We aim to grow our business, relationships and product offerings by acquiring select companies and assets that enhance our technology leadership, broaden our product offerings or expand our customer relationships. We maintain a highly disciplined approach in our pursuit of acquisitions and their integration, including a rigorous assessment of technological strengths, growth prospects, synergy potential, management strengths and the intrinsic value of potential targets. Since our inception, we have acquired and integrated 15 companies, and we are in the process of integrating a company we acquired in October 2007.

Products

We develop and sell proprietary products and solutions that protect people and facilities from a broad range of critical security threats. Our detection products are designed to detect potentially dangerous materials, such as chemical, biological, radiological, nuclear and explosive agents. Our surveillance products are designed to allow more effective surveillance of wide areas, borders and pipelines. Our integrated solutions combine our products and, in some cases, the products of other providers into integrated security solutions. We sell our products and solutions primarily to government and private sector customers in the homeland security and military force protection markets. Many of our products are designed for use in the field by civilian guards, border patrol officers, coast guard personnel, soldiers, airport passenger and baggage screeners and others working on the front lines of security.

Detection Products

We offer products with advanced capabilities to detect threats in all of the critical chemical, biological, radiological, nuclear and explosive segments. Our detection products are compact, portable, affordable and simple to use compared to laboratory instruments that perform similar functions. We believe that the sensitivity, accuracy and low rate of false positives of our products underscores the technological superiority of our products relative to products designed by other companies for use in the field.

We believe our Fido suite of products, first introduced in 2004, are the world’s most sensitive portable and handheld explosive detection instruments. In tests by the Defense Advanced Research Products Agency and other government laboratories, our Fido products have demonstrated sensitivity more than 1,000 times as sensitive as currently deployed systems, which we believe is comparable to the capabilities of canines. We believe Fido is the first hand-held instrument sensitive enough to detect trace airborne vapors. Fido has been used in the field by U.S. Marines deployed in Iraq and by both the U.S. Air Force and the DoD’s Special Operations Command and is also incorporated into one of iRobot’s detection-and-disarmament autonomous robot platforms. We have recently introduced Fido PaxPoint, which extends the capabilities of Fido technology to detect certain liquids. The U.S. Transportation Security Agency is our lead customer for Fido PaxPoint products.

Our radiation detectors lead the industry in portability and specificity. We believe our pager-sized radiation sensor Interceptor is the smallest and first instrument in its class that is capable of detection and identification. Other comparably-sized units only measure the intensity of radiation present in an area and sound alarms, but do not identify the material emitting the radiation which is critical to responding to the threat. We have sold radiation detectors to a broad range of customers, including the U.S. Department of Energy’s Nuclear Emergency Search Team, the New York Police Department, the International Atomic Energy Agency (for security at the Summer Olympic Games in Greece), the U.S. Coast Guard and the United Kingdom’s Home Office Border and Immigration Agency.

Our biological security components and products are used to provide reliable, affordable, first-stage detection of airborne biological particulates, such as anthrax. Our BioCapture bio-hazard air sampler is a uniquely small and efficient collector of airborne toxins. Our AirSentinel product—a next-generation “biological smoke alarm”—was selected by the Homeland Security Advanced Research Projects Agency for that agency’s Low-Cost Bio-Aerosol Detector Systems program, and by the DoD for the Pentagon Shield program. We are also developing next generation applications in molecular biological agent detection.

We sell compact and highly sensitive chemical sensors. The DoD has performed live agent testing on all five of our chemical-warfare sensors in this family of products. The U.S. Army ranked the technology that powers these sensors as one of the “10 Greatest Inventions of 2003.” Our magic-marker-sized nerve-agent sensor performs highly sensitive chemical analyses in the field. Under two separate contracts, one with the Department of Homeland Security (Lightweight Autonomous Chemical Identification System program) and one with the U.S. Marines (Field Chemical Analysis Tool program), we are now developing ruggedized, suitcase-size version of this product.

We are also incorporating our core detection technologies in a wide variety of non-security commercial products. For example, we sell chemical sensors used for pesticide detection, hospital sanitation and laboratory measurements; radiation instruments used by hospitals, laboratories and industry; gamma spectroscopy products used for environmental monitoring and food safety; gas sensors used for industrial safety and quality control; and sensors used in the construction industry to monitor the curing of concrete.

ICx Detection Products

(representative list)

Explosive

Fido XT

•     Light-weight and portable

•     True vapor sensing and field tested

•     More than 1,000 times more sensitive than conventional trace detection products

•     Sensitivity we believe to be comparable to the capabilities of canines (detects femtogram level concentrations)

•     Based on sensitive amplifying fluorescent polymer

Fido On- Board	• Ultra-light version of Fido to integrate onto robots • Integrated with robot communication protocols • Comparable to Fido XT in sensing performance

Fido	• High sensitivity • Similar to Fido XT in ease of use

Fido PaxPoint PaxPoint	• Designed to detect certain liquids • High sensitivity

Chemical

CAD-Kit

•     Portable, light-weight chemical agent detection kit

•     Laboratory-level sensitivity with rapid, visual indication

•     Senses key high-threat chemical warfare agents: nerve, blood and blister

•     Detects well below immediately dangerous to life or health concentrations

•     Very few false readings

Griffin 600

•     Provides continuous air monitoring for infrastructure security

•     Competitive with ion mobility spectrometry continuous monitoring systems

•     Instruments can be arrayed and run remotely with a networked system

Griffin X-Sorber

•     Handheld vapor sampler for chemical warfare agents, toxic industrial compounds and pollutants

•     Integrated heaters make the X-Sorber the smallest thermal desorber on the market

•     Docks with Griffin 450 to provide on-site lab quality analysis

•     Saves and transfers data from sampling event—GPS, sample volume, time stamp and tube ID

Griffin 450

•     Mobile gas chromatograph/mass spectrometer with full laboratory level detection

•     Detects and identifies explosives, chemical warfare agents, chemicals and organic compounds

•     Includes air sampling module

•     Suitable for mobile, transportable and remote site applications

•     Sensitive to parts-per-trillion concentrations in air, soil and water

SensorChip 4P

•     Micro-electro-mechanical system (MEMS) photonic crystal that emits and absorbs extremely efficiently in narrow infrared (IR) wave bands used for gas sensing

•     Industry-first wafer-level packaging, hermetically sealed, sensor-on-a-chip

•     Wearable, compact and highly reliable

•     Less than one-tenth of the power consumption of standard IR detectors

Biological
BioCapture

•     Widely deployed portable air sampler for detection of biowarfare agents

•     Battery powered, modular design for ease of integration

•     Stand-alone or incorporated as front-end for range of bio-analytical systems

AirSentinel

•     Biological “smoke alarm” provides continuous indoor air sampler for biowarfare agents

•     Integrates into building HVAC automation systems

•     Modular architecture for ease of system integration

•      Can integrate with chemical, radiological and explosive sensors

BioBadge	• Wearable, low-cost air sampler for detection and alert of biowarfare agents • Employs key technologies of AirSentinel

SensiQ	• High performance biomolecular analysis system • Semi-automated high throughput system • Targeted at drug discovery market

SensiQ Discovery	• Manual dual-channel biomolecular analysis system
• Based on integrated biochip

Radiation & Nuclear Material
Interceptor

•     Pager-sized radiation detector and identifier

•     Gamma/neutron identification

•     On-the-spot identification of specific radioactive materials

•      Easy operation, built-in event recording and camera

•      Bluetooth module

•      On-board memory stores up to 50 spectra

identiFINDER

•      Laboratory-level sensitivity and accuracy in a handheld radiation detector and identifier

•      Gamma/neutron detection and identification

•      Built-in laboratory-level multi-channel analyzer

•      Available in underwater version

•      Available in version optimized for explosive ordinance disposal

bagSPEC	• Luggage monitor for radioactive materials • Mountable on standard conveyer belt system • Two-second response time

cdsSPEC	• Portable non-destructive testing of closed containers for possible chemical warfare agents • Chlorine detection down to 20 grams • 2 to 5 minute response time

dsciSPEC	• Digital scintillation spectrometer with ethernet interface • Real time, remote detection of radioactive sources • Core driver for portal applications

barrelSPEC	• Analyzes the contents of sealed drums • Fully automatic gamma spectroscopy system

Surveillance Products

Our surveillance products are designed to secure perimeters, such as around ports, airports, nuclear power plants, vessels and vehicles, and to monitor borders, parking lots and other public and private spaces. These products incorporate technologies we have developed to create and fuse images in the infrared, visible light, microwave and millimeter wave bands.

We have developed security cameras with unique capabilities that allow users to overlay visible and infrared images with the user controlling the relative intensity of each of the two overlaid images. Our cameras were selected by over 20 commercial nuclear facilities that deployed advanced technology solutions in 2004 in response to new security mandates issued by the Nuclear Regulatory Commission. These cameras are also being used to protect U.S. Navy bases and civilian ports, including the Port of Long Beach and Port of San Diego. These units are deployed at military bases around the world. Based on our millimeter wave band capabilities, the U.S. Navy awarded us an $8 million contract for our marine millimeter wave band surface search radar. We are also, we believe, the first company to receive certification for a civilian airborne obstacle warning millimeter wave band radar.

We have developed efficient, user-friendly interfaces that integrate our thermal/visible cameras with object-detection radars into a single product. We believe this is the first fully-integrated commercially available radar-camera system with automated radar that points a thermal/visible camera at a moving target that the radar has detected and alerts the human operator to the image of interest.

We have also pioneered the development of surveillance and deterrence towers that can be controlled remotely and allow for manned or un-manned operation. These towers provide a suite of surveillance systems for force protection and force multiplication, which provides greater security with fewer people. Our towers currently protect Border Patrol installations, police departments, prisons, transportation facilities and over 60 U.S. military facilities at home and abroad. Additionally, the U.S. Army Night Vision Lab selected us to design, build and deploy our Cerberus product—a portable, stand-alone, integrated, unmanned tower that incorporates such technologies as radar-cueing of infrared/visible cameras.

We are also incorporating our core surveillance technologies in products unrelated to security. These products include aviation and navigation radars, military targeting and tracking radars and thermal cameras used to inspect truck brakes for safety inspection.

ICx Surveillance Products

(representative list)

Integrated surveillance platforms:

SkyWatch

•     Trailer-transportable, manned surveillance and deterrence platform

•     Options include thermal camera, radar, spotlights, ballistic glass and ground sensors

•     Lifts from ground to 20-foot level

•     Generator or solar power options

•     Scalable, open-architecture control software

•     Available with integrated video motion detection and digital recording

•     Wireless transmission up to seven miles and integrates up to 20 towers

Cerberus

•     Unmanned self-powered, integrated perimeter surveillance platform

•     Integrated sensor suite can include infrared or visible light cameras, ground surveillance radar, video motion detection and unattended ground sensors

•     Wireless local area network

•     Multiple towers can be networked to central location for complete perimeter coverage

Infrared Cameras:

Illuminator	• Low-light camera with High Powered Spotlight triggered on detection • Non-lethal deterrence • Radar, Video Motion Detection and Unattended Ground Sensors capability

DefendIR

•     Dual Sensor (visible light and thermal) Pan and Tilt Thermal Imager

•     VisionSense Technology that combines the visible and thermal image into one output

•     Multiple configurations utilizing various lenses and detectors to optimize the field of view for the desired use

•     Radar, Video Motion Detection and Unattended Ground Sensors capability

Orion

•     Long Range 5.5x continuous zoom lens

•     Cryogenically cooled detector

•     Integrated visible light camera VisionSense Technology

•     Precision pan/tilt mount with control and pointing accuracy

•     Radar, Video Motion Detection and Unattended Ground Sensors

VisionIR	• Mixed-range fixed infrared camera • Focus-free technology • Available with either 25 or 37.5 micron focal plane array • Environmentally sealed and low-maintenance

Radar:

STS-350

•     Millimeter wave band high-resolution radar for ground surveillance

•     High performance radar with unparalleled resolution and accuracy

•     360° field of view

•     Detects people walking up to 300 meters and crawling up to 100 meters

•     Rapid deployable, battery-operated versions

•     Network up to 24 units

•     Readily integrates to direct and control camera on targets

•     User-friendly programmable field-of-detection interface

•     Sophisticated built-in software for noise rejection

STS-1400

•     Video area high-resolution millimeter wave band ground surveillance radar

•     360° field of view, one revolution per second and few false-positive readings

•     Easy to integrate with Ethernet/XML interface

STS-12000

•     High performance radar with unparalleled resolution and accuracy

•     Remote detection and tracking system radar

•     Long-range and/or wide-area surveillance

•     Detect moving vehicles up to ten kilometers or people up to five kilometers

Miniature Surface Search Radar	• High-resolution marine radar for obstacle detection and terrain mapping • Lightweight (less than ten pounds) • Efficient clutter suppression • Full integration with navigation • Ethernet interface

Oasys

•     Certified aviation millimeter wave band radar for obstacle detection (towers, power lines)

•     Millimeter wave band radar sees through snow, light rain, smoke, dust, mist and most fog

•     Real-time integration with flight-path prediction and range/location of obstacles

Perimeter Surveillance Sensors:

MarkIR

•     Friendly force infrared identification and long-range infrared beacon

•     Extremely narrow-band emissions in three to five or eight to twelve micron bands

•     100 times more infrared energy than LEDs

•     Based on our MEMS SensorChip tuned infrared chips

•     Not visible to standard imaging or night vision (visible only to narrow infrared cameras)

PulsIR™	• Broadband infrared power source

Solutions

We design, create and deploy security operating systems and video networking systems. In addition to providing platforms for our sensors and surveillance technologies, we offer software systems that are open, scalable and specifically designed to support or integrate with hardware and software developed by us and other companies.

Our StarWatch software security operating system aggregates inputs from widely dispersed sensors, detectors, portals and imaging systems, providing integrated networking, supervision, control and critical data management, including sophisticated access control. Starwatch was selected to protect the Pentagon and has become a standard for many DoD applications. StarWatch was also selected as one of the software platforms for the Integrated Commercial Intrusion Detection System (ICIDS) for military base security.

Our Cameleon video integration and command software networks, integrates and controls both analog and digital video cameras. The Cameleon software can interface with over 200 different devices and sensors, is used by state government agencies and is installed at military and classified facilities.

We also incorporate the technology used in our security operating systems into non-security solutions, such as supervisory and control systems used to monitor electric utility networks. Government transportation agencies also use our video networking software to monitor and control intelligent traffic systems. Our technologies are also being used in advanced signal processing and in telecommunications, including tunable filters and other components for optical signal processing.

ICx Solution Products

(representative list)

Cameleon

•     Operating system to fully integrate video command centers

•     Interfaces with cameras, monitors, video recorders and other types of devices

•     Interfaces with both analog and digital video

•     Allows easy, incremental migration from analog to digital formats

•     Scalable, distributed architecture allows video feeds to be collected from a large number of points and distributed to multiple users

•     Vendor agnostic

•     Supports over 550 types of equipment sold by mainstream vendors

StarWatch

•     Suite of security system options for intelligent sensor network and access control

•     Scalable from small stand-alone through fully–integrated, wide-area PC-based networked systems

•     Supports composite access and alarm monitoring with full workstation performance

•     Supports closed circuit television, video badging and video verification options and biometric access controls

•     Supports all major communications systems

•     Compatible with a wide range of cameras, radars and chemical, biological, radiological and nuclear sensors

SmartGate

•     Controls vehicular access to facilities and allows those facilities to link specific vehicles with specific individuals, each of which is uniquely identified as they enter the facility

•     The system controls all peripherals including gates, light trees and annunciations to the guard force

SAFgate	• Monitors and provides access control for vehicle traffic lanes entering military bases or comparable facilities

SmartGate C5	• Integrates access control, intrusion detection, video management and devices for chemical, biological, radiation, nuclear and explosives detection

Cameleon ITS

•     Command and control software for Intelligent Transportation Systems

•     Scalable and flexible for large video sharing projects

•     Customizable off-the-shelf software for lane control, event management, signage, congestion warning, parking management, bridge and tunnel security, incident detection and management and vehicle access systems

•     NTCIP (National Transportation Communications for ITS Protocol) compliant camera, sign and detector control and information exchange

•     XML data transfer engine for integration with third party traffic management systems and advanced traveler information systems

Cameleon Tactical

•     Automated camera tracking of radar targets and known GPS-tracked objects

•     Supports manned or unmanned tactical platforms for wide area surveillance

•     Integrated geo-referenced maps with ability to determine coordinates of fixed assets and known GPS-tracked sources

Cameleon Enterprise	• Large scale enterprise-wide monitoring of disparate sites from one integrated interface • Interface permits “point and click” monitoring and alert response for any site on the network worldwide

Customers

We sell our products to a broad base of federal, state and local government customers, to all branches of the U.S. military, and to private sector businesses both in the United States and internationally. We sell our products directly through our internal sales force to agencies of the U.S. government, such as the U.S. Department of Homeland Security (DHS), the U.S. Department of Defense (DoD), the U.S. Department of Energy (DoE), U.S. Customs & Border Protection (Border Patrol), the U.S. Transportation Security Administration (TSA), Federal Bureau of Investigation (FBI), National Aeronautics and Space Administration (NASA), U.S. Secret Service, U.S. Coast Guard, as well as agencies of various state and local governments in the United States, such as the New York Police Department (NYPD) and the Port of Long Beach. We are also beginning to sell our products directly to private sector customers such as Federal Express Corporation, The Walt Disney Company and the international airports serving the city of Houston, Texas and its surrounding communities. For the year ended December 31, 2006 and for the nine months ended September 30, 2007, no single customer accounted for over 10% of our revenue.

We also provide products, components and sub-systems to value-added-resellers and system integrators in the security and defense industries who either resell our products or integrate them into comprehensive security installations for their customers. These companies include The Boeing Company, DRS Technologies, Inc., General Dynamics, Inc., General Electric Company, Honeywell International, Inc., Johnson Controls, Inc., Motorola, Inc., Northrop Grumman Corp., Raytheon Company, SAIC, Inc. and Thermo Fisher Scientific Inc. Our core technologies are also being incorporated into non-security products for industrial, environmental, medical and other applications.

The following table illustrates some representative installations for our products.

Customer Installation	Product	Product Description / Deployment

U.S. Army (Iraq and Afghanistan)	Fido XT

•     Fido XT is a field-deployable unit that can detect highly sensitive explosives on a real-time basis and has particular application in extreme battlefield conditions present in Iraq and Afghanistan

•     Deployed more than 500 units with squadrons of the U.S. and Iraqi armed forces

iRobot, Foster Miller, Exponents	Fido On-Board	• Fido On-Board is an ultra-lightweight, highly sensitive explosive sensor for robotic applications • Currently deployed on iRobot Pacbot, Forest Miller’s Talon and research platforms

NYPD / Police Departments	SkyWatch Surveillance Tower

•     SkyWatch is a mobile crime deterrent and surveillance unit that is used to increase security and prevent crime in high risk areas and at special events

•     The NYPD purchased several units for crime monitoring and special events, such as the Macy’s Thanksgiving Day Parade

•     There are more than 14,000 police agencies in the United States

Customer Installation	Product	Product Description / Deployment

Bush and Hobby international airports (Houston)	Perimeter Security Radars

•     STS Radars are the most accurate and precise perimeter security radars commercially available that can see through fog, rain and darkness enabling uninterrupted perimeter monitoring

•     Deployed over 1,300 radars at various locations, including three large commercial airports

•     There are more than 500 commercial airports in the United States and over 1,500 worldwide

U.S. Customs and Border Patrol	Cerberus Integrated Mobile Sensor Platform

•     Cerberus is an advanced mobile perimeter security tower with an integrated automated radar, thermal camera and command and control center

•     Jointly developed with Night Vision Labs and currently installed at various locations along the southern board of the United States

•     Several countries including the United States, Saudi Arabia and the member states of the European Union currently seek to increase their border protection. There are 265 countries worldwide with an estimated total border length of more than 150,000 miles

National Park Service / U.S. Department of the Interior /Statue of Liberty	Advanced Sensors

•     National monuments are regarded as primary terrorist targets due to the large amount of visitors and their national importance. They generally require perimeter protection and screening of visitors

•     The Statue of Liberty National Monument is one of our key pilot sites to deploy our larger product line. Visitors are being screened with our explosive and radiation detectors. We monitor the air for biological agents and protect the perimeter with our radars, cameras and command and control center

•     There are over 100 registered national monuments and memorials in the United States

Pentagon	Instantaneous Bioaerosol Detection System

•     Following the 2001 anthrax attacks in the United States, many government buildings, including the Pentagon, sought to detect and defend against an attack with biological agents

•     We have deployed our bio detection systems at the Pentagon and have started to market to the broader commercial building market

•     There are over 4.8 million commercial buildings in the United States

U.S. Army	Integrated Commercial Intrusion Detection Systems

•     ICIDS is an intrusion detection system that uses CCTV surveillance, intrusion detection sensors and equipment and pass-card enabled entry/exit portals to supervise movement of personnel in buildings

•     Installed by the U.S. Army and U.S. Air Force to protect their critical facilities against intrusion and security threats

•     The U.S. Army has approximately 185 installations

Customer Installation	Product	Product Description / Deployment

Hawaii Department of Transportation (DOT)	Intelligent Traffic Management System (ITMS)

•     ITMS is an integrated software system that can manage and deploy a complete communication, command and control system and allows for detection of security breaches, threats and natural disasters and helps respond better by managing and monitoring traffic patterns

•     Deployed by the Hawaii DOT in large cities that require integrated sensor networks comprising air temperature sensors, traffic lights, pop-up barriers and reversible lanes

•     There are approximately 100 agencies operating traffic management centers in the United States

NYPD	Video Surveillance

•     Cameleon manages and integrates dispersed camera networks

•     We provided the command and control software for NYPD’s camera network installed during the 2004 Republican National Convention

•     The United Kingdom’s Home Office alone monitors approximately 4.2 million video surveillance cameras

Sales and Marketing

We sell our products worldwide through our direct sales force, sales representatives, value added resellers and system integrators. We sell many of our products and services to a broad range of customers in both the government and commercial sectors through our internal sales force. We recently hired sales and marketing personnel from companies in the security industry, including FLIR Systems Inc., General Electric Company, Johnson Controls, Inc., Smiths Detection and Thermo Fisher Scientific Inc., and we intend to aggressively expand our direct sales force in the future. In the year ended December 31, 2006 and in the nine months ended September 30, 2007, our direct sales represented approximately 63% and 47%, respectively, of our revenue.

Some of our products are designed as components or sub-systems that are sold to value added resellers or system integrators for incorporation into their products and systems. For example, we provide firmware and electronics for thermal cameras, video-integration software for security command centers, access control software and firmware for building-wide military security systems, bio-samplers for first-responder bio-alarms, spectrum analyzers and data multiplexers for radiation portals, and laser diodes for medical lasers. The value-added-resellers and system integrators that we sell products to include The Boeing Company, DRS Technologies, Inc., General Dynamics, Inc., General Electric Company, Honeywell International, Inc., Johnson Controls, Inc., Motorola, Inc., Northrop Grumman Corp., Raytheon Company, SAIC, Inc. and Thermo Fisher Scientific Inc. In the year ended December 31, 2006 and in the nine months ended September 30, 2007, our sales through value-added-resellers and system integrators represented approximately 37% and 53%, respectively, of our product revenue.

We sell products through our various operating units. While some of our customers purchase products from more than one operating unit, we intend to further coordinate joint sales and marketing activities in the future. For example, we intend to market integrated platforms that combine two or more products, such as mobile surveillance towers integrated with thermal cameras, millimeter wave band radar and other products supplied by our various operating units networked together through our software solution.

We also sell our products internationally. In the year ended December 31, 2006 and in the nine months ended September 30, 2007, sales to customers located outside of the United States accounted for approximately 16% and 15%, respectively, of our revenue. We intend to expand our direct sales force or engage new distributors to target international customers and to take advantage of our business and relationships through our subsidiaries in Canada and Germany. Many security technologies require export licenses before they can be exported from the United States. Obtaining those licenses can be time consuming and expensive. We intend to continue to seek export licenses for appropriate technologies and to develop additional expertise in obtaining these licenses expeditiously and efficiently. We cannot assure you, however, that we will be successful in obtaining export licenses for key technologies because the U.S. Department of State and the U.S. Department of Commerce have broad discretion to delay or prevent the exportation of security technologies. See “Business—Regulatory” and “Risk Factors—Export Controls.”

Technology

Our key technological strengths fall into four principal categories:

•	developing, purifying and assembling new sensing materials;

•	developing technologies to enable compact design of analytic instruments;

•	developing technologies to facilitate the sensing and projection of power at different electromagnetic wavelengths; and

•	software technologies for devices and networks.

Sensing materials

Our sensors use new materials with novel characteristics, such as new semiconductors, crystals, polymers, reagents and other recently developed materials. These new materials are extraordinarily sensitive. Some of the materials respond to trace exposures of specific chemical compounds, such as explosives, nerve agents, or biological proteins. Other new materials respond to low-intensity radioactive emissions or specific types of electromagnetic energy, such as specific bands of infrared light. Many of these materials did not exist a few years ago or could not be sufficiently purified or economically assembled into functional structures. These new materials are now the key starting point in our development of extremely compact sensors, imagers and detectors.

In order to transform these materials into sensors, imagers and detectors, we must ensure that these materials are precisely powered. We have sought technologies that incorporate innovative, compact and high-speed electrical circuits, amplifiers, power supplies, communications interfaces and embedded operating systems. Many of the new security threats are so diffuse, or move so quickly, that even the best conventional sensors often give off signals with significant static that can be difficult to interpret. We embed sophisticated software into our products that helps separate static from the signal.

Our core radiation sensing technology combines advanced sensors (sodium iodide, cadmium-zinc-telluride, lithium-6-fiber and helium) with sophisticated analytical engines powered by multichannel spectrum analyzers and high-speed digital signal processors. We have developed some unique approaches to the design and assembly of the basic sensing materials that improves the ability of our units to accurately distinguish between man-made and natural sources of radioactivity. One of our handheld units, for example, provides simultaneous gamma and neutron radiation detection at very low emission rates (1 microrem/hour).

Our explosive detector’s accuracy and sensitivity are derived from a unique amplifying fluorescent polymer, which we use under an exclusive license from the Massachusetts Institute of Technology. This amplifying fluorescent polymer dramatically increases the signal strength of the molecules of interest. Our Fido explosive detector, for example, has achieved detection sensitivities as low as 100 parts per quadrillion. Our various chemical detectors incorporate a number of different technologies, including enzyme-based detection, gamma spectroscopy, the same amplifying fluorescent polymer technology at the core of our explosive detectors, and gamma spectrometry adapted from our radiation detectors.

Compact design

Our engineers have developed very compact, rugged products, suitable for use in the field that perform sophisticated analyses of the sort that would typically require laboratory facilities. Our various biosensors incorporate a number of different technologies, including a very small and efficient air sampler which serves as the front end for our ultraviolet fluorescence interrogation and amplifying fluorescent polymer technologies. Our AirSentinel “biological smoke alarm” uses deep-ultraviolet light-emitting diodes (LEDs) to interrogate samples. Biological proteins fluoresce under this form of deep-ultraviolet illumination. The technology is extremely compact and can be powered by a battery.

Another core detection technology allows us to incorporate biologically active proteins and enzymes within plastics and polymers. Our enzyme-in-polymer technology enables us to turn laboratory test protocols and agents into field test kits for a wide range of chemical and biological materials. We are currently completing development of a spray-on formulation using this technology that can indicate the exact location of any contamination, or confirm that decontamination efforts have succeeded.

Mass spectrometry is uniquely sensitive and accurate, and is the standard laboratory technology for detecting, differentiating and identifying trace levels of chemical compounds in complex chemical environments. All conventionally designed units, however, are much too large and cumbersome to be deployed outside of a laboratory. By contrast, our miniaturized units incorporate unique cylindrical ion trap technology developed at Purdue University, which we use under exclusive license. This technology has allowed us to build the first truly miniaturized, portable mass spectrometer capable of multiple stages of analysis. The cylindrical ion trap incorporates smaller vacuum systems and power electronics than are required in conventional systems. Software incorporated into the product provides instrument control and data analysis and allows end-users to customize operation to address specific applications.

Sensing and projecting power at different electromagnetic wavelengths

Our surveillance products sense and project power across a range of electromagnetic wavelengths to enable better surveillance and response. We believe we are a world leader in developing devices and surfaces that allow the tuning of infrared emission, absorption and transmission. Our photonic crystal technology allows precise tuning of the wavelength of infrared light emitted or absorbed by a silicon surface. Our SensorChip product implements this technology in a micro-electro-mechanical system. The SensorChip enables the single-chip gas sensors that are used to detect potentially dangerous gases, such as methane.

We believe that we have developed the first commercial ground-level surveillance radar operating in the very high frequency millimeter wave bands. Conventional radar systems operate at much lower frequencies, and are less able to discern small, slow and soft targets. Millimeter wave band radar presents very different technical challenges, requiring fundamentally different signal processing and data analysis, and optimal design of all key components, such as antennas, electrical circuitry, firmware and software. We combine these proprietary circuits with real-time operational and signal processing software. Our millimeter wave band radar technology improves image resolution by fourfold or more over conventional microwave radar, and penetrates light rain, fog, and smoke—conditions that often interfere with infrared technologies. Advanced software algorithms provide object recognition, and can control and direct visible and infrared cameras to point toward radar-identified targets.

Our infrared technology consists of the key imaging processing electronics and software to rapidly transform the latest infrared detectors into functioning products. Our pan-and-tilt, forward-looking units operate in the eight to twelve micron spectral range—the infrared band in which humans and animals radiate much of their heat—and wavelengths that readily pass through fog and dust. Our versatile software is incorporated on a modular, scalable, flexible and fully programmable electronics card set that can be used with many detectors. This card set can be readily adapted to interface with new and higher resolution detectors as they are developed by third party vendors. Our cameras can be readily customized to customer specifications.

Flexible software, open interfaces, and scalable systems.

We favor open interfaces and scalability in all of our products, systems and software. We use standard communication and control protocols. We make it easy for system integrators and end-users to incorporate our products in larger systems, and easy for us to link other vendors’ products with our own. We view this as essential because many new security products are being added to legacy systems.

Our security operating systems and video network software, which collect data from large, distributed arrays of sensors and imagers, are extremely robust and stable—a core requirement of all security-related software. At the same time, these are scalable, open-architecture systems that can control and communicate with a very broad range of security hardware, wired and wireless communications networks, and support hardware (such as camera platforms, floodlights, generators, batteries, solar panels, and fuel tanks). Our objective is to make our software the industry-standard security operating system.

The software in our surveillance towers, for example, can monitor, control and integrate distributed arrays of cameras, sensors, high-intensity spotlights, fuel levels in power generators, battery levels, backup solar panels and communication systems. We integrate our infrared cameras with radar, acoustic and other sensors provided by other manufacturers. These cameras can easily link to large, integrated security systems through our Internet Protocol control and video interface. In addition, our AirSentinel product is easily connected to existing control and alarm networks in buildings. The AirSentinel’s modular architecture also makes it easy to network with chemical, radiological and explosive detectors supplied by us or other vendors.

We also embed a great deal of software directly in our products. Highly sensitive sensors and imagers require advanced algorithms and high-speed processors to separate signal from noise, and to transform large streams of raw data into readily accessible information. Our infrared cameras, for example, produce a high- resolution picture from the signal generated by a focal plane array. The software that does this incorporates a deep understanding of how focal plane arrays actually operate in thermally noisy environments. Our software skills are tied to our understanding of high-tech sensing and imaging products, on the one hand, and the practical imperatives of supervision and control on the other.

Intellectual Property

We rely on our patents, trade secret laws, contractual provisions, licenses, copyrights, trademarks and other proprietary rights to protect our intellectual property. We have over 50 issued patents, over 25 pending patents and over 40 licensed patents and patent applications. We cannot guarantee that our pending patent applications will be approved. We focus our patent efforts in the United States and, when justified by cost and strategic importance, we file corresponding foreign patent applications in foreign jurisdictions.

Much of our intellectual property resides in software, firmware, trade secrets and the technical know-how of our employees. The design of compact, efficient radars, for example, is a specialized craft, and we owe the success of our radar products in large part to the skills of our design engineers. The same principle is true for our networking and software systems.

We cannot assure you that the measures we have implemented to prevent misappropriation of our intellectual property are sufficient or will be successful. Competitors may copy our technologies or products, or obtain and use information that we consider proprietary, without our permission. Competitors may also recruit our employees who have access to our proprietary technologies. Intellectual property litigation is often extremely expensive, and the cost of enforcing our patents and other intellectual property may be burdensome or prohibitive.

Many companies and inventors in the technology markets in which we operate file patents. In addition, these companies and inventors may assert other types of intellectual property rights. In the future, others may allege that we are infringing on their intellectual property. Lawsuits stemming from such allegations could limit our sales, expose us to significant liability for damages, force us to shoulder significant litigation costs and consume management time and other resources.

Research and Development

From the beginning of 2004 through September 30, 2007, we and companies we have acquired have invested approximately $47 million in research and development and have received approximately $126 million under contracts to conduct research and development for programs we believe will advance our technology and products and strengthen our leadership position in the homeland security market. Government agencies have funded much of our research and development, and a substantial amount of the basic science leading to our technologies has emerged from decades of earlier federal and university-based research and development. We anticipate earning approximately $25 million in revenue under similar contracts in 2007.

We have received funding support from a wide variety of federal agencies including the Defense Threat Reduction Agency (chemical agent detection), National Institute of Standards and Technology and the National Science Foundation (photonic crystals), DARPA and DHS (biohazard and explosive sensors), DHS and the Air Force Research Labs (high-power lasers), the Army Night Vision Labs (surveillance towers) and the Naval Air Warfare Center (millimeter-wave radar). Our participation in these and other development programs has culminated in the development of a significant number of commercial products. In general, our U.S. government contracts permit us to retain all rights in patents emerging from the funded research and development, subject to the U.S. government’s non-exclusive, non-transferable, irrevocable paid-up license to practice, or to have practiced on its behalf, throughout the world, any technology developed in the performance of such contracts. In addition, the government possesses the right to allow others to use such technology if, among other things, we fail expeditiously to bring products to market or commercialize products based on such technology.

A number of our technologies and key employees came out of the science and engineering departments of leading universities. We have maintained significant connections with leading academic personnel working in fields relevant to our technology and research and development efforts and often hire these academic personnel as consultants. We maintain offices in close proximity to these universities and contract to use their laboratory instruments and tools. We participate with these universities in major government-funded development programs.

We plan to continue to seek government research and development funding for the development of core enabling technologies. We plan to focus our own research and development spending on turning technologies into commercial products, improving product performance and integrating our technologies into multi-function products.

Manufacturing

We manufacture components and products at 12 facilities in the United States and at our facilities in Canada and Germany. We generally conduct the specialized manufacturing that is specific to our technology and core expertise, such as polymer and chemical synthesis, and perform final assembly and quality assurance testing at our own facilities. We seek to avoid any single-supplier dependence, and have identified, or are in the process of identifying, qualified alternative suppliers of critical components. We typically outsource to unaffiliated third parties mold fabrication and plastics injection molding, most circuit board manufacturing and assembly, antenna manufacturing, optics manufacturing, wiring of certain electronic systems and other more routine operations. Unaffiliated third parties also supply specific components of some of our products, such as electrical components and detectors for infrared cameras. While our customers define the performance criteria or characteristics of our products, we have established internal procedures for final test and calibration of key devices and components, and in some cases the calibration process itself is a core, proprietary technology.

Although we have sufficient manufacturing capacity for our existing operations, we expect that we will need to expand some of our manufacturing capacity as our sales increase. Our operating units plan to share manufacturing expertise and resources in the future, and consolidate some of their outsourcing contracts. We believe this will increase our manufacturing efficiency and reduce costs.

Competition

Our diverse product portfolio places us in competition with a wide variety of companies in the homeland security, defense and industrial sectors. Our markets are highly competitive and dynamic. Our many competitors include both a wide variety of small companies with single-point solutions or products and a number of very large and well-established enterprises, including divisions and subsidiaries of Axis AB, BAE Systems, plc, Canberra Industries, Inc., DRS Technologies, Inc., FLIR Systems Inc., General Electric Company, Goodrich Corporation, Honeywell International, Inc., L-1 Identity Solutions Inc., L-3 Communications CE Holdings, Inc., Nice Systems Ltd., RAE Systems, Inc., SAIC, Inc., Smiths Detection and United Technologies Corporation. We do not compete with any one large competitor across the full range of our product portfolio. Many of our competitors have much greater research and development, sales and marketing, manufacturing and financial resources than we have. We expect that competition will increase as other established and emerging companies enter our markets and as new products and technologies are introduced.

We expect our markets to remain highly competitive and dynamic and to reflect rapid technological evolution and continuously evolving customer requirements. Our ability to compete successfully will depend on a number of factors including our ability to:

•	develop, adapt and apply new technologies to meet customer needs;

•	develop products that reduce costs, that are easy to deploy and that can be integrated into larger systems and networks;

•	establish and maintain relationships with key government customers, including government agencies and prime contractors on government projects; and

•	recruit and retain qualified personnel, particularly technical personnel.

Employees

As of September 30, 2007, we had 821 full-time employees, of which 671 were located in the United States, 97 were located in Canada and 53 were located in Germany. As of September 30, 2007, approximately 549 of our employees were primarily engaged in engineering, research and development and production, approximately 80 of our employees were primarily engaged in sales and marketing, and approximately 188 of our employees were primarily engaged in operations, general and administration, quality assurance and customer service. Over half of our employees have science and/or engineering backgrounds and approximately 8% of our employees hold PhD degrees.

Facilities

Our principal executive offices are located in a leased facility in Arlington, Virginia. This facility primarily accommodates certain administrative activities, as well as sales and marketing activities. We also lease facilities around the world, including a total of 22 facilities in the Unites States, four facilities in Canada and one facility in Germany. Our facilities in the United States are located in Arizona, California, Florida, Georgia, Indiana, Massachusetts, New Jersey, New Mexico, Oklahoma, Oregon, Pennsylvania, Tennessee and Virginia.

We do not own any real property. We believe that our leased facilities are adequate to meet our current needs and that additional facilities are available for lease to meet future needs. Most of our facilities are easily replaceable. Several facilities contain specialized laboratory or manufacturing equipment that would require months to replace if the facility were shut down by fire or other events.

Regulatory

A number of our advanced technology products are subject to U.S. export control laws and regulations, which have certain registration, licensing and recordkeeping requirements for sales and transfers to foreign persons. These regulations include the U.S. Department of State’s International Traffic in Arms Regulations (ITAR), the U.S. Department of Commerce’s Export Administration Regulations (EAR), and the U.S. Department of Treasury’s economic sanctions regulations. Another key law in this regulatory field is the Foreign Corrupt Practices Act (FCPA). We have a compliance system to identify those products and technologies subject to certain export control regulatory restrictions and, where required, we obtain authorization from the relevant federal agency for sales to foreign buyers or for technology transfers to foreign consultants, companies, universities, investment partners or foreign national employees.

Our products are utilized by all branches of the U.S. military and by some foreign armed forces, and much of our research is funded by DoD agencies such as DARPA and DTRA. Many of the products we develop through our research and development program are characterized as “defense articles” on the ITAR’s U.S. Munitions List, and we are registered with the U.S. Department of State as both a manufacturer and exporter of such munitions items. Other products and technologies with dual-use military and commercial application, such as chemical detectors for environmental safety purposes, are controlled under the EAR’s Commerce Control List, and we have export compliance systems for determining the proper export licensing requirements for such products and technologies. Under U.S. sanctions laws, we are prohibited from exporting our products, technology or services to embargoed countries such as Cuba, Iran, Syria or Sudan, or to terrorist-supporting entities, and our compliance system is structured to address these restrictions as well. Federal law prohibits the payment of bribes or other corrupt payments to get or retain business, and we are mindful of such prohibitions on corrupt payments. Our overseas subsidiaries must abide by the applicable provisions of U.S. export control law and the related export control laws of the countries in which they are located. The U.S. export control laws and regulations place licensing restrictions on transfers of technology to our foreign subsidiaries, and export licenses or other appropriate authorizations are obtained, as appropriate, from the U.S. Department of State or the U.S. Department of Commerce, when required by law.

Compliance with U.S. export control laws and regulations is a challenge for any high technology company involved in export activities. An effective compliance program includes periodic internal auditing and monitoring of export transactions. In any acquisition, the successor company must ensure that the acquired firm is complying with the requirements of U.S. export control regulations and must see that deficiencies are promptly identified and corrected. We have such a practice and establish export compliance standards for all of our subsidiaries, while recognizing the special compliance demands necessitated by certain sensitive technologies or workforce makeup. Violations of any of the various U.S. export control laws can result in significant civil or criminal penalties, or even a denial of export privileges. We recognize that an effective compliance program can help protect the reputation and relationship of a regulated company with the federal agencies administering these laws. Each of the regulatory agencies administering these laws has a voluntary disclosure program that offers the possibility of significantly reduced penalties, if any are applicable, and we have utilized these agency disclosure procedures as part of our overall compliance policy and system of internal controls.

Under the “SAFETY Act” provisions of The Homeland Security Act of 2002, and its implementing regulations, the federal government provides certain liability limitations and a presumption that the “government contractor” defense applies if the Department of Homeland Security “designates” or “certifies” technologies or products as “qualified anti-terrorism technologies,” and if certain other conditions apply. We may seek to qualify some or all of our products and technologies under the SAFETY Act’s provisions in order to obtain such liability protections, but there is no guarantee that the Department of Homeland Security will designate or certify our products and technologies as a qualified anti-terrorism technology. To date, our Fido Portable Explosives Detector has been designated as a qualified anti-terrorism technology, but our other products have been sold without such qualification, and we may continue to sell our products and technologies without such qualification. To the extent we do so, we will not be entitled to the benefit of the SAFETY Act’s limitations on tort liability, or to any U.S. government indemnification.

Legal Proceedings

From time to time, we are involved in various routine legal proceedings. We cannot predict the outcome of these lawsuits, legal proceedings and claims with certainty. Nevertheless, we believe that the outcome of these proceedings, even if determined adversely, would not have a material adverse effect on our business, financial condition and results of operations.

MANAGEMENT

Executive Officers and Directors

The following table sets forth certain information with respect to our executive officers and members of our Board of Directors as of October 31, 2007:

Name	Age	Positions
Executive Officers:
Hans C. Kobler	42	President and Chief Executive Officer, Director
Deborah D. Mosier	40	Chief Financial Officer
Colin J. Cumming	54	Chief Technology Officer, President—Detection, Director
Douglas A. Knight	43	President—Solutions
Daniel L. Manitakos	49	President—Surveillance
Kenneth P. Rapuano	45	President—Homeland Security
Doman O. McArthur	49	Senior Vice President—Strategic Business Development and Government Relations
Daniel T. Mongan	44	Vice President, General Counsel and Secretary

Non-Employee Directors:
Mark P. Mills(3)	55	Chairman of the Board of Directors
E. Spencer Abraham(2)(3)(4)	55	Director
Rodney E. Slater(3)(4)	52	Director
Joseph M. Jacobs(1)(2)	54	Director
Robert A. Maginn, Jr.(1)(2)(4)	50	Director
Mark L. Plaumann(1)(4)	52	Director

(1)	Member of the audit committee.
(2)	Member of the compensation committee.
(3)	Member of the nominating and corporate governance committee.
(4)	Our Board of Directors has determined that these directors are independent pursuant to the rules of The NASDAQ Global Market.

Hans C. Kobler, President and Chief Executive Officer, Director. Hans Kobler is a co-founder and has served as our President and Chief Executive Officer and as a member of the Board of Directors since our inception. Mr. Kobler also is a founding partner of Digital Power Capital LLC, a private equity firm, and has served as its Chief Executive Officer since 2001. From 1998 to 2001, Mr. Kobler headed General Electric’s Energy Technology Investment Group, a joint effort by GE Equity and GE Structured Finance. From 1997 to 1998, Mr. Kobler served as Chief Quality Officer of GE Equity, heading its strategic investment initiative and overseeing the development of advanced underwriting methodologies. From 1992 to 1997, Mr. Kobler was a consultant with Bain & Company in its Boston, Munich and Sydney offices, where he was a member of the Buyout practice group. Mr. Kobler holds a Masters degree in Aerospace Engineering from the Technical University of Munich, an M.B.A. from the University of Texas at Austin and has attended INSEAD’s M.B.A. (SS) program.

Deborah D. Mosier, Chief Financial Officer. Debbie Mosier joined Nomadics, Inc., a wholly-owned subsidiary of ICx, as its Chief Financial Officer in 2005. She became our Chief Financial Officer in 2006. From 1995 to 2004, she served in various leadership positions, including as president, chief financial officer and a director for TMS, Inc., a publicly held technology company that developed software and provided services to enable businesses to use document imaging to solve critical business issues. From 1989 to 1996, Ms. Mosier worked in the audit practice of KPMG LLP. Ms. Mosier is a graduate of Leadership Oklahoma, holds a B.S. from Oklahoma State University and is a Certified Public Accountant.

Colin J. Cumming, Chief Technology Officer, President—Detection, Director. Colin Cumming has served as our Chief Technology Officer since 2006 and has been our President—Detection and a member of our Board of Directors since 2005. Mr. Cumming also serves as President and Chief Executive Officer of Nomadics, Inc., our wholly-owned subsidiary, a position he has held since he co-founded Nomadics in 1994. From 1985 to 1994,

Mr. Cumming served as Vice President of Engineering at Frontier Engineering. Mr. Cumming received a B.S. and an M.S. in Electrical Engineering from Oklahoma State University. He has been awarded five patents and has written numerous publications on explosives detection.

Douglas A. Knight, President—Solutions. Doug Knight joined us as President of our Solutions division in 2007. Prior to joining us, Mr. Knight was the Vice President and General Manager for Global and Federal Accounts with Johnson Controls Security Systems, LLC (Johnson Controls). Before that, he served as a key manager in Scientech, Inc.’s security group from 2002 to 2007. Upon Scientech, Inc.’s acquisition by Johnson Controls, Mr. Knight managed finance and corporate support. Prior to that, Mr. Knight was a Program Manager at RJO Enterprises where he was responsible for multiple contracts providing programmatic support to the U.S. government. Mr. Knight has a B.A. and an M.A. from the University of Maryland and a J.D. from American University Washington College of Law.

Daniel L. Manitakos, President—Surveillance. Dan Manitakos joined us in 2006 after a seventeen year tenure at FLIR Systems, Inc. (FLIR). Mr. Manitakos spent the last six years of his career at FLIR as Senior Vice President and General Manager of FLIR’s Boston Operating Division where he oversaw the security camera production business. Mr. Manitakos also served for eight years as a mechanical engineer at Compugraphic Corporation. Mr. Manitakos holds a B.S. in Mechanical Engineering from the University of Massachusetts at Lowell, an M.S. in Mechanical Engineering from Northeastern University and an Executive M.B.A. from Suffolk University.

Kenneth P. Rapuano, President—Homeland Security. Ken Rapuano joined us in 2007 following a long career in the field of national security. Prior to joining ICx, Mr. Rapuano served as the Deputy Intelligence Chief for the Other Coalition Forces Joint Special Operations Task Force in Afghanistan. From 2004 to 2006, Mr. Rapuano served as the Deputy Assistant to the President and Deputy Homeland Security Advisor in the White House. From 2001 to 2004, he served as Deputy Under Secretary for Nuclear Counterterrorism and as National Security Advisor to the Secretary, both at the Department of Energy. As a reserve member of the United States Marine Corps, he also served in Baghdad from May to October in 2003 as Deputy Chief of Operations for the Iraq Survey Group and was promoted to Chief of the Joint Interrogations and Debriefing Center. Mr. Rapuano served as an Infantry Officer in the United States Marine Corps from 1984 to 1988 and has served as a reserve officer since that time. He holds an M.A. in National Security Studies from Georgetown University, a B.A. in Political Science, with a minor in Education, from Middlebury College, and has attended the Marine Corps Air-Ground Task Force Intelligence Officer Course at the Navy and Marine Corps Intelligence School.

Doman O. McArthur, Senior Vice President—Strategic Business Development and Government Relations. Dobie McArthur joined us in 2005. From 2004 to 2005, Mr. McArthur served as Special Assistant to Deputy Secretary of Defense Paul Wolfowitz and was his advisor on countering the improvised explosive device threat. From February to May 2004, Mr. McArthur was Special Assistant for Counterterrorism, Coalition Provisional Authority in Iraq. Prior to that time, he served as Vice President, Washington Operations for General Atomics, which specializes in research, development and manufacturing in defense, energy and other advanced technologies. Mr. McArthur earned a bachelor’s degree from the United States Naval Academy and his master’s degree in Middle Eastern Studies from Oxford University.

Daniel T. Mongan, Vice President, General Counsel and Secretary. Dan Mongan joined us as Vice President, General Counsel and Secretary in 2006. Mr. Mongan has over seventeen years of legal and strategic consulting services experience. From 1995 until 2001 and from 2004 to 2006, Mr. Mongan owned and operated a legal consulting practice that assisted W.L. Gore & Associates, Inc. and other corporate clients in mergers, acquisitions and strategic relationships. From 2001 to 2004, he worked for W.L. Gore & Associates as leader of Corporate Strategy and Corporate Development. Mr. Mongan was also an associate at Shearman & Sterling’s New York office from 1990 until 1995. He received his J.D. from the University of Pennsylvania and a B.S. in Chemical Engineering from the University of Delaware.

Mark P. Mills, Chairman of the Board of Directors. Mark Mills has served as our Chairman of the Board of Directors since 2006. From 2005 to 2006, Mr. Mills also served as our Chief Technology Officer. Mr. Mills is a co-founding partner of Digital Power Capital LLC, was a technology advisor to Banc of America Securities from 2000 to 2002 , and co-author of a technology investment newsletter, the Huber-Mills Digital Power Report from 1999 to 2003. Mr. Mills founded and ran a technology consulting business. He has served as a staff consultant to The White House Science Office (under President Reagan), and has worked with a number of the Federal Research Laboratories, the (former) Congressional Office of Technology Assessment and the U.S. Department of Energy. Mr. Mills holds several patents in fiber optics, defense and solid-state devices. Mr. Mills received his BSc Honours degree in Physics from Queen’s University, Canada, and is a member of numerous professional societies.

Secretary E. Spencer Abraham, Director. Spencer Abraham is the founder of The Abraham Group LLP, an international strategic consulting firm. Secretary Abraham served as Secretary of the Department of Energy from January 2001 until he resigned in November 2004. Prior to becoming Energy Secretary, Secretary Abraham represented Michigan in the United States Senate from 1995 to 2001 where he served on the Budget, Commerce, Science and Transportation, Judiciary and Small Business Committees. Before his election to the Senate, Secretary Abraham served as co-chairman of the National Republican Congressional Committee from 1991 to 1993. He holds a J.D. from Harvard University.

Secretary Rodney E. Slater, Director. Rodney Slater is currently a partner in the Transportation and Infrastructure group at Patton Boggs LLP. Secretary Slater served under President Clinton as the 13th Secretary of the Department of Transportation from 1997 to 2001. Before becoming Secretary, Mr. Slater was Administrator of the Federal Highway Administration from 1992 to 1997. From 1987 to 1992, he was a member of the Arkansas Sate Highway Commission where he attained the position of chairman. Secretary Slater graduated from Eastern Michigan University and earned a law degree at the University of Arkansas. Additionally, he received an Honorary Doctorate from Howard University in 1999.

Joseph M. Jacobs, Director. Joseph Jacobs has served as a member of our Board of Directors since 2003. Mr. Jacobs is the President of Wexford Capital LLC, an SEC registered investment advisor that he co-founded in 1994. From 1982 to 1994, Mr. Jacobs was employed by Bear Stearns & Co., Inc., where he attained the position of Senior Managing Director. From 1979 to 1982, he was employed as a commercial lending officer at Citibank, N.A. Mr. Jacobs has served on the boards and creditors’ committees of a number of public and private companies in which Wexford has held investments. Mr. Jacobs holds an M.B.A. from Harvard Business School and a B.S. in Economics from the Wharton School of the University of Pennsylvania.

Robert A. Maginn, Jr., Director. Bob Maginn has served as one of our Directors since 2006. He currently serves as Chief Executive Officer and Chairman of Jenzabar, Inc. (Jenzabar), a provider of software and services for higher education. Mr. Maginn joined Jenzabar’s Board of Directors in 1998 and became their Chief Executive Officer in March 2001. Prior to his tenure at Jenzabar, Mr. Maginn worked for over seventeen years at Bain & Company, where he attained the position of Senior Partner and Director. He holds an M.B.A. and an M.A. in Government from Harvard University.

Mark L. Plaumann, Director. Mark Plaumann has served as a member of our Board of Directors since 2006. He is currently a Managing Member of Greyhawke Capital Advisors LLC (Greyhawke), which he co-founded in 1998. Prior to founding Greyhawke, Mr. Plaumann was a Senior Vice President of Wexford Capital LLC, which indirectly holds over ten percent of our outstanding shares of capital stock. Mr. Plaumann was formerly a Managing Director of Alvarez & Marsal, Inc. and the President of American Healthcare Management, Inc. He also earned the position of Senior Manager at Ernst & Young LLP. Mr. Plaumann holds an M.B.A. and a B.A. in Business from University of Central Florida.

Board of Directors

Our Board of Directors currently consists of eight directors who will be elected annually at our annual meeting of stockholders. Our amended and restated bylaws permit our Board of Directors to establish by resolution the authorized number of directors. Nine directors are currently authorized.

Committees of the Board of Directors

Our Board of Directors has established an audit committee, a compensation committee and a nominating and corporate governance committee. The composition and functioning of these committees complies with the rules of the Securities Exchange Act of 1934 and The NASDAQ Global Market that are currently applicable to us, and we intend to comply with additional requirements to the extent that they become applicable to us.

Audit committee.    The current members of our audit committee are Mr. Plaumann, Mr. Jacobs and Mr. Maginn, each of whom is a non-employee member of our Board of Directors. Mr. Plaumann serves as Chairman of our Audit Committee. Our Board of Directors has determined that each member of our audit committee meets the requirements for financial literacy and that Mr. Maginn and Mr. Plaumann are “independent” for audit committee purposes under the applicable rules of the NASDAQ Global Market and the Securities Exchange Act of 1934. The audit committee’s responsibilities include, but are not limited to:

•	reviewing on a continuing basis the adequacy and effectiveness of our system of internal controls and procedures for financial reporting;

•	appointing, compensating, retaining and overseeing the work of our independent auditor, including resolving disagreements between management and our independent auditor;

•	pre-approving auditing and permissible non-audit services to be provided by our independent auditor;

•

reviewing and providing guidance with respect to the external audit and the independence of our outside auditor, including reviewing the independent auditors’ proposed audit scope, approach and independence and reports submitted to the audit committee by the independent auditors in accordance with the applicable requirements of the Securities Exchange Act of 1934 and requirements under the Sarbanes-Oxley Act of 2002;

•	reviewing and discussing with management and the independent auditors our annual and quarterly financial statements and related disclosures;

•	reviewing, approving and monitoring our code of ethics as it applies to our senior financial officers;

•	providing oversight and review of our risk management policies, information technology and management information systems;

•	reviewing and approving in advance any related-party transactions;

•	establishing procedures for the receipt and retention of accounting related complaints and concerns; and

•	acting as a “Qualified Legal Compliance Committee,” as defined by the applicable rules of the SEC.

Our Board of Directors has determined that Mr. Plaumann qualifies as an “audit committee financial expert” as defined under the Securities Exchange Act of 1934 and the applicable rules of The NASDAQ Global Market. In making its determination, our board considered the nature and scope of the experiences and responsibilities Mr. Plaumann has previously had with reporting companies.

Compensation committee.    The current members of our compensation committee are Secretary Abraham, Mr. Jacobs and Mr. Maginn. Mr. Jacobs serves as Chairman of our Compensation Committee. Our Board of Directors has determined that Secretary Abraham and Mr. Maginn meet the requirements for independence under the requirements of the NASDAQ Global Market and that each is a non-employee director and an outside director, as such terms are defined under Rule 16b-3 promulgated under Section 16 of the Exchange Act and Section 162(m) of the Internal Revenue Code, respectively. The charter for our Compensation Committee provides that if a member of the committee is not or ceases to be a non-employee director or an outside director, as the case may be, the member shall recuse himself or herself from the determination of awards made by the committee intended to be exempt from Section 16(b) of the Exchange Act pursuant to Rule 16b-3 or awards intended to be qualified performance-based compensation under Section 162(m), as the case may be. In the event of any recusal for any of those reasons, the remaining members of the Compensation Committee would constitute “the Committee” for the action in question for purposes of the Compensation Committee Charter and any applicable plan administered by the committee, provided that the committee as so constituted for such action shall have at least two members. The compensation committee’s responsibilities include, but are not limited to:

•

determining or making recommendations to our Board of Directors regarding the compensation of our chief executive officer, our other officers and certain employees designated by our Board of Directors;

•	reviewing and approving our executive compensation plans, programs and policies generally, including any incentive-compensation plans and equity-based plans;

•	reviewing and making recommendations to our Board of Directors regarding general compensation goals for our employees and the criteria for determining bonuses and equity compensation;

•	administering our equity compensation plans within the authority delegated by our Board of Directors; and

•	preparing the compensation discussion and analysis and compensation committee report that the SEC requires in our annual proxy statement.

Nominating and Corporate Governance committee.    The current members of our nominating and corporate governance committee are Secretary Slater, Secretary Abraham and Mr. Mills. Mr. Mills serves as Chairman of our Nominating and Corporate Governance Committee. Our Board of Directors has determined that Secretary Abraham and Secretary Slater meet the requirements for independence under the requirements of the NASDAQ Global Market. The nominating and corporate governance committee’s responsibilities include, but are not limited to:

•	reviewing annually the principles of corporate governance approved by our Board of Directors to ensure that they remain relevant and that they are being complied with;

•

determining the criteria for qualification and selection of directors for election to our Board of Directors, including developing and updating a long-term plan of the composition and size of our Board of Directors and identifying and evaluating possible director candidates against such criteria;

•	overseeing the evaluation of our Board of Directors, including, if necessary, recommending remedial action or termination of membership of individual directors;

•

reviewing periodically the charter and composition of each committee of our Board of Directors and making recommendations to our Board of Directors with respect to any changes to such charters or committee composition; and

•	reviewing and monitoring our code of ethics and actual or potential conflicts of interest of members of our Board of Directors and officers.

Advisory Board

Our Advisory Board guides our development and commercialization of next-generation security solutions. Our Advisory Board members have high-level experience on the front lines of military force protection, homeland security, emergency response, surveillance and intelligence. The Advisory Board is divided into three committees: United States, International and Science and Technology. Mark P. Mills, our Chairman of the Board of Directors, also serves as Chairman of the Advisory Board.

The following table sets forth our advisory board members:

United States	International	Science & Technology
Vincent J. Doherty	Gen. Dr. Klaus Naumann	Dr. C. Paul Robinson

Gen. Ralph Eberhart	Field Marshal The Rt. Hon Lord Inge	Dr. R. Graham Cooks

Robert P. Iorizzo	Ambassador Frank Elbe	Dr. Peter W. Huber

Lt. Col. Bob Sigl	Dr. Andrzej Karkoszka	Dr. Alan J. Russell

Maj. Gen. James Marks	Minister Eduardo Serra	Dr. Timothy M. Swager

Undersecretary Joe Reeder	Dr. Horst Teltschik

Michael A. Sheehan

United States

The United States Advisory Board’s objective is to guide our sales and marketing efforts in the United States, to help us better understand the procurement process and to provide valuable introductions to relevant partners. Our board members have been specifically selected for their expertise with and understanding of certain agencies in the federal, state and local government, as well as major operating partners. We also benefit from their business experience in running and participating in large programs.

Vincent J. Doherty.    Vinny Doherty is a Senior Fellow/Practitioner at the Department of Homeland Security, Preparedness Directorate. He is a 25-year decorated veteran and Captain of the Fire Department of New York City, where he served as the Executive Officer of Haz Mat Operations, Special Operations Command.

General Ralph E. Eberhart, USAF (Ret.).    General Ed Eberhart has served as President of the Armed Forces Benefit Association since December 2004. Previously, General Eberhart served on active duty for more than 36 years in the United States Air Force, culminating his career as Commander of North American Aerospace Defense Command and U.S. Northern Command.

Robert P. Iorizzo.    Robert Iorizzo’s career spanned 43 years at Northrop Grumman Corp., including as President of its Electronic Systems Sector and as General Manager for the Electronic Systems Space Division and the Command, Control, Communications, Intelligence and Naval Systems Division.

Lieutenant Colonel Bob Sigl, U.S. Army (Ret.).    Lt. Col. Bob Sigl is a Senior Vice President for the Army Operations of Camber Corporation, a program management and engineering firm focused on technology, management and decision making for major defense-related government programs. Previously, Lt. Col. Sigl was the Senior Military Assistant for the Secretary of the U.S. Army and a Product Manager for the U.S. Army. He is a Board certified member of the U.S. Army Acquisition Corps.

Major General James “Spider” Marks, U.S. Army (Ret.).    Major General James Marks currently serves as the Senior Vice President, Intelligence and Language Center for McNeil Technologies. Major General Marks concluded his 33-year career with the U.S. Army in 2004 as Commander, United States Army Intelligence Center at Fort Huachuca.

Undersecretary Joe Reeder.    Joe Reeder is currently the Managing Shareholder of the Mid-Atlantic Region of Greenberg Traurig, LLP. Previously, he served as the 14th Undersecretary of the U.S. Army, as Chairman of the Panama Canal Commission, as a Member of the Panama Canal Advisory Board and was a member of the Department of Defense’s Base Realignment Closure Council.

Michael A. Sheehan.    Michael Sheehan was Deputy Commissioner, Counter Terrorism for the New York City Police Department from 2003 to 2006. Previously, he served as Assistant Secretary General, Department of Peacekeeping Operations at the United Nations from 2001 to 2003 and Ambassador-at-Large for Counter Terrorism at the U.S. Department of State from 1998 to 2000. Mr. Sheehan served on the National Security Council Staff under President Bush from 1989 to 1992 and under President Clinton from 1995 to 1997 and is a former Lieutenant Colonel in the U.S. Army Special Forces.

International

The International Advisory Board’s objective is to support the expansion of our global distribution network and increase sales into international markets. We have historically focused on sales within the United States, but anticipate the potential for substantial growth outside North America. We look to our International Advisory Board members to help us identify appropriate expansion strategies and partners while navigating potential risks of dealing with foreign markets. Our International Advisory Board members have been specifically selected for their expertise in markets we expect to address in the near term.

General (Ret.) Dr. (Hon.) Klaus Naumann, KBE, Chairman.    Chairman of the NATO Military Committee from 1996 until his retirement in 1999, General Klaus Naumann served as Chief of Defense Germany from October 1991 to February 1996. General Naumann has served as a member of the Panel on U.N. Peace Operations in 2000, the International Commission on State Sovereignty on Intervention in 2001 and as a member of the support team for the U.N. High Level Panel in 2004.

Field Marshal The Rt. Hon. Lord Inge, KG, GCB, DL.    Lord Inge joined the British Army as a national serviceman in 1953 and held numerous high-ranking positions with the British military throughout his career, including as the Commander 1st British Corps in Germany, as Commander in Chief British Army of the Rhine and Chief of the General Staff. In 1994, Lord Inge was promoted to the rank of Field Marshal and made Chief of the Defense Staff, where he served until his retirement in April 1997.

Ambassador (Ret.) Frank Elbe.    Ambassador Frank Elbe is a partner at the law firm of KIETHE in Germany and is Special Envoy of the Board of Management of Volkswagen AG, International Affairs. He has previously served as the German Ambassador to India, Japan, Poland and Switzerland and as Ambassador-at-Large. Ambassador Elbe began his career in international service in 1972 as First Secretary in the German Embassy in Warsaw, Poland. From the 1980s to the 1990s, he held several key positions in German diplomacy, including Counselor for Political Affairs in London, England, Deputy Head of the German Delegation to the Conference on Disarmament in Geneva, Switzerland, and Deputy Head of the Department for Nuclear Disarmament. From the 1980s to the 1990s he held several key positions in German diplomacy, including Director of the Office of the Foreign Minister, Director of the Political Staff of the Foreign Minister, negotiator in the process of the unification of Germany, and Director General for Policy Planning.

Dr. Andrzej Karkoszka.    Dr. Andrzej Karkoszka is a Visiting Professor at the National Defense Academy in Warsaw and a Senior European Fellow of the RAND Corporation, a position he has held since 2003. From 2004 to 2005, Dr. Karkoszka served as the Acting Undersecretary of National Defense for Defense Policy and was the Director, Strategic Defense Review, Ministry of National Defense, from October 2004 through October 2006. He has held several key roles in Poland’s Ministry of Defense and served as the Head of Think Tank and as a Senior Political Advisor at the Geneva Centre for the Democratic Control of Armed Forces from October 2000 through November 2004.

Minister Eduardo Serra Rexach.    Mr. Eduardo Serra is the founder of Eduardo Serra y Asociados, a strategic consulting company. Mr. Serra served as Secretary of Defense from 1984 to 1987 and as Minister of Defense from 1996 to 2000. He is the only Spaniard to hold public office with all three governing parties within Democratic Spain. From 2000 to 2006, he served as Chairman of UBS Spain.

Dr. Horst M. Teltschik.    Dr. Horst Teltschik is Chairman of Teltschik Associates in Munich, Germany. Since leaving government service, he has been closely associated with Bertelsmann AG as CEO of Bertelsmann Foundation with BMW and as a Member of the Board of Management of the BMW Group responsible for China. Since 1999 he has been the Chairman of the Munich Conference on Security Policy. From 1982 to 1990, Dr. Teltschik was National Security Adviser to Chancellor Helmut Kohl. In October 1993, he became Deputy Chief of Staff of the Federal Chancellery.

Science & Technology

The Science & Technology Advisory Board’s objective is to help us identify, screen, acquire and further develop next generation technologies that can expand what we believe is our technological leadership. Our Science & Technology Advisory Board members have been specifically selected for their expertise in technical fields of relevance and their network in the research community.

C. Paul Robinson, Chairman.    Dr. Paul Robinson is President Emeritus and former Laboratories Director of Sandia National Laboratories. In the late 1980s, he served as Ambassador and Chief Negotiator of the U.S. Delegation to the U.S.-U.S.S.R. Nuclear Testing Talks in Geneva. He is a member of the Strategic Advisory Group for the Commander, U.S. Strategic Command and serves on the NASA Advisory Council and U.S. Department of State Council on International Security.

R. Graham Cooks.    Dr. R. Graham Cooks is the Henry Bohn Hass Distinguished Professor of Chemistry at Purdue University. His career has been devoted to the development of new types of mass spectrometers and to the analytical chemistry that they enable.

Peter W. Huber.    A co-founder of ICx, Dr. Peter Huber is a partner in the law firm of Kellogg, Huber, Hansen, Todd, Evans & Figel based in Washington, DC He was also a co-founding partner of Digital Power Capital LLC. Dr. Huber has served as a clerk to the DC Circuit Court of Appeals for then-Judge Ruth Bader Ginsburg and on the U.S. Supreme Court for Justice Sandra Day O’Connor.

Alan J. Russell.    Dr. Alan Russell is the Director of the McGowan Institute for Regenerative Medicine at the University of Pittsburgh and also serves as University Professor of Surgery. He has appointments in the Departments of Chemical Engineering, Bioengineering and Rehabilitation Sciences & Technology. Additionally, he is the Executive Director of the Pittsburgh Tissue Engineering Initiative and Director of the National Tissue Engineering Center.

Timothy M. Swager.    Dr. Tim Swager is the John D. MacArthur Professor and Head of the Department of Chemistry at the Massachusetts Institute of Technology. His research is primarily focused on chemical sensors, molecular recognition and electronic polymers. In April 2007, Professor Swager was awarded the Lemelson-MIT Prize, given to innovative inventors, for his use of amplifying fluorescent polymers in detection technology.

Compensation Committee Interlocks and Insider Participation

DP1, LLC (DPI) and Valentis SB, L.P. (Valentis) directly hold more than 5% of our capital stock. Joseph Jacobs, a member of our Board of Directors, is a managing member of Wexford Capital LLC, which is the manager or investment manager to DP1, Valentis, Wexford Spectrum Investors LLC, Wexford Catalyst Investors LLC, Debello Investors LLC and Mariner Voyager Master Fund, Ltd. (together, the Wexford Entities). Mark Mills, the Chairman of our Board of Directors, and Hans Kobler, our President and Chief Executive Officer and a member of our Board of Directors, each has an indirect ownership interest in DP1 and Valentis through an affiliate of DP1, but otherwise each disclaims beneficial ownership of the shares held by DP1. These ownership interests are described under the caption “Principal Stockholders.” Mr. Kobler serves on the investment advisory committee of Digital Power Capital, LLC, which is indirectly our largest stockholder and an affiliate of Wexford VI Advisors LLC, an affiliate of DP1 and Valentis. Messrs. Kobler and Mills also each have a contractual relationship with certain Wexford Entities pursuant to which Messrs. Kobler and Mills will each receive a payment to be determined based on the net profits realized by the Wexford Entities from certain investments made by them, including their investments in us. Messrs. Kobler and Mills have neither investment nor voting authority over the shares of ICx stock owned by the Wexford Entities.

Director Compensation

Our non-employee directors receive an annual retainer of $20,000, except for Mark P. Mills, the Chairman of our Board of Directors, who receives $40,000 and Mr. Jacobs who receives no cash compensation for his service as a director. Our committee chairs, except for Mr. Jacobs, receive additional annual compensation of up to $20,000 for their service. Each committee member, including the committee chairs other than Mr. Jacobs, also receives an additional annual retainer of up to $20,000 for each committee on which they serve. Our Board of Directors from time to time establishes other committees. For example, Secretaries Abraham and Slater serve on the Board of Directors’ Strategic Relations Committee, for which they receive compensation within the range described above. All cash payments to Board members are paid on a quarterly basis. Since 2006, our non-employee directors, other than for Mr. Jacobs, also receive restricted stock units for their service on the Board of Directors. The amount is determined by the disinterested members of the Board of Directors based on certain criteria, such as committee membership and other valued contributions.

COMPENSATION DISCUSSION AND ANALYSIS

Objectives of Executive Compensation Program

The objectives of our executive compensation program are to recruit and retain an executive management team with the skills necessary to achieve our business objectives and thereby create value for our shareholders. Our executive compensation program is designed to support certain key business goals, such as integrating acquired businesses and retaining key executives, that are particularly important to us as a newly established business. We implement this program through a combination of short-term fixed cash compensation, variable short-term incentive compensation and equity incentives designed to reward long-term performance and align interests of our executive officers with our shareholders.

Executive Compensation Program

Our compensation program reflects our stage of development as a company. We have a limited operating history. We were incorporated in 2003 and have grown our business since that time primarily through a series of acquisitions of geographically and technologically diverse companies. We have recruited our executive officers from other employers and our compensation for these officers reflects the outcome of negotiations with our officers through the recruitment and hiring process.

As an early stage company, retention of executive officers is a key business objective. Weathering undesirable personnel changes would be more difficult for us than for a more established company. Accordingly, our Board of Directors believes it is critical to pay sufficient base compensation and provide adequate incentives to our executive officers to ensure continuity of our management team.

We have not, prior to 2007, had a compensation committee of the Board of Directors. Our full board, however, has sought to perform, at least annually, a review of our executive officers’ compensation packages to determine whether they provide adequate incentives to achieve our business goals and whether compensation is adequate in comparison to other companies with whom we compete. In evaluating the market, our board has relied generally on its collective experience. Our Board of Directors has analyzed the compensation of our named executive officers (as defined below in “Compensation Discussion and Analysis-Summary Compensation Table”) and established general budgetary guidelines for aggregate annual cash and equity compensation. General budgetary guidelines for compensation, including guidelines for officer compensation, are established annually as part of our overall budget and business plan for the year. Within these guidelines, our Board of Directors determines the amounts and types of compensation for individual executive officers based on its assessment of various factors, including our overall performance and financial condition; the performance of individual officers in achieving business plan objectives such as increasing market share, launching products and integrating acquired businesses; the roles and responsibilities of individual officers; the skills and seniority of individual officers; and the current market conditions for the respective officer’s services. Our Chief Executive Officer participates in the process of determining compensation of other officers by recommending compensation adjustments to our Board of Directors during the annual compensation review process. Our Board of Directors considers these recommendations and discusses them with our Chief Executive Officer. However, our Board of Directors retains discretion to make compensation decisions for officers. For 2006, our Board of Directors concurred with substantially all of the compensation recommendations of the Chief Executive Officer. Our Board of Directors sets the compensation of the Chief Executive Officer.

We have not retained a compensation consultant to review our policies and procedures. We also have not adopted any formal or informal policies or guidelines for allocating compensation between long-term and short-term and between cash and non-cash compensation or among different forms of non-cash compensation. Instead our compensation program has focused on offering incentives necessary on a case by case basis to recruit and retain executives from diverse backgrounds who possess the skills necessary to achieve our business objectives.

Recent Developments

In 2007, we established a compensation committee of the Board of Directors. As we transition to a publicly held corporation and more fully integrate acquired businesses we anticipate developing more formal policies and practices regarding executive compensation. Our compensation committee charter grants the committee authority to retain independent third-party consultants to review our compensation polices and procedures. We also have established new equity compensation plans in connection with this offering which will enable us to provide equity incentives comparable to other publicly held corporations.

In the first quarter of 2007, our Board of Directors approved a plan to grant shares of restricted stock and restricted stock units as part of the Company’s 2006 performance bonus payments. During the second quarter of 2007, our Board of Directors approved the necessary amendments to our 2005 Stock Plan and approved restricted stock and restricted stock unit grants totaling 376,562 shares, including 33,572 shares granted in fulfillment of 2006 performance bonus payments to our officers and listed below in the “Grants of Plan-Based Awards” table. In the third quarter of 2007, our Board of Directors approved restricted stock unit grants totaling 128,249 shares, none of which were granted to our named executive officers. Our Board of Directors determined the amount of the awards based on recommendations made to the Board of Directors by our Chief Executive Officer based on each individual officer’s job responsibilities and equity ownership. In each case, our Board of Directors takes into consideration the incentives it believes are best tailored to recruit, retain and motivate each named executive officer. For example, in determining incentive compensation for our Chief Technology Officer in 2006, our Board of Directors considered this executive’s relatively large equity ownership in our company and determined to award this officer a larger annual bonus than other named executive officers rather than awarding additional equity compensation to this officer. Further, our President—Surveillance negotiated a relatively higher base salary and target annual bonus than other named executive officers and accordingly received a lower equity award. Finally, our Board of Directors considered the prior salary history of our Chief Financial Officer in determining her current salary, annual bonus and equity compensation. In this case, our Board of Directors determined to increase our Chief Financial Officer’s base salary and award a higher annual bonus to bring her cash compensation to a level our Board of Directors determined in its business experience to be consistent with market levels.

Elements of Compensation

The following describes each element of our executive compensation program and discusses determinations regarding compensation for the 2006 fiscal year:

Base Compensation.    Our Board of Directors sets named executive officer base salaries based on the skills, experience and scope of responsibilities of each executive, taking into account the salaries believed to be paid by other companies for similar positions. Our Board of Directors reviews base salaries annually. Base salaries are adjusted from time to time to reflect each executive’s overall contribution and to conform salaries to market levels. Factors considered by our Board of Directors to determine overall compensation included the recommendations of our Chief Executive Officer and the Board of Directors’ assessment of the relative performance of individual officers in achieving business goals, including increasing our market share, launching new products and integrating acquired businesses. Our Board of Directors relies primarily on its business experience to negotiate base salaries and to determine market levels for officer compensation. Our named executive officers’ base salaries were determined initially in the context of negotiated employment agreements. During 2006, our Board of Directors and Chief Executive Officer discussed the Chief Executive Officer’s future role with us and decided to enter into an extended employment agreement with our Chief Executive Officer. Our Board of Directors increased the base salary of our Chief Executive Officer in 2007 by $170,000 from an annual salary of $280,000 to $450,000 in connection with the extension and renegotiation of this employment agreement. The new employment agreement increased the base compensation and equity participation of our Chief Executive Officer to amounts deemed necessary by the Board of Directors for the Company to retain the exclusive services of our Chief Executive Officer and to increase his equity compensation to align his interests over the long-term with those of the our stockholders. Our Board of Directors increased the compensation of our Chief Executive Officer to reflect his increased responsibilities and to adjust his salary to the level our Board of

Directors determined through experience in business management and investment to be consistent with prevailing market compensation practices. We do not use a third-party compensation consultant or engage in formal benchmarking of base salaries.

Annual Incentive Bonuses.    Each named executive officer is generally eligible to receive annual discretionary cash or equity bonuses based on achievement of financial and operational goals as well as individual annual performance objectives. Our Board of Directors determines annual bonus payments, subject to limitations as set forth in individual employment agreements with our named executive officers. Annual financial and non-financial performance objectives are approved by our Board of Directors as part of our annual business operating plan, and the key performance objectives considered by the Board of Directors in 2006 were increasing market share, developing new products, establishing the ICx brand and integrating acquired businesses. Our Chief Executive Officer makes recommendations to our Board of Directors regarding performance objectives and awards for named executive officers other than himself. Performance objectives and awards for our Chief Executive Officer are determined solely by the Board of Directors. Our Board of Directors does not exclusively use numerical targets based on factors such as revenues or earnings to determine annual bonuses. Our Board believes strict adherence to such targets is impractical for a developing early stage business such as ours. Instead, our Board of Directors believes it is preferable to retain discretion to determine awards based on performance of our named executive officers in achieving financial and non-financial business objectives such as growth in product revenue, expansion of margins and the integration of various businesses. For fiscal 2006, our Board of Directors reviewed performance of our named executive officers against objectives established in our business operating plan. Bonus amounts awarded for fiscal 2006 and reported on the “Summary Compensation Table” following this section were determined by our Board of Directors based on its assessment of the success of individual executive officers during fiscal 2006 in achieving the business goals described above and adding long-term value, particularly in carrying out our integration plan and positioning us for this offering. Our Board of Directors approved bonus payments for 2006 to our Chief Executive Officer and our President—Surveillance at approximately target levels based on contractual provisions in their employment agreements. Our Board of Directors determined the 2006 bonus award to our Chief Technology Officer and President—Detection primarily based on its favorable evaluation of his performance integrating acquired companies and developing our technology. Our Chairman has no bonus provision in his contract and accordingly did not receive a performance bonus for 2006. The Board of Directors awarded our Chief Financial Officer a performance bonus based on its favorable evaluation of her performance during 2006.

Stock Options and Equity Awards.    We design our equity programs to align employees’ interests with those of our shareholders. Equity award grants are made at the commencement of employment and thereafter from time to time following a significant change in job responsibilities or to meet other specific retention objectives. These awards are independent from the annual performance bonus awards described above. Our Board of Directors determines the size and type of equity awards taking into account recommendations of management. Our Chief Executive Officer makes recommendations to our Board of Directors for equity awards for officers other than himself based on his knowledge of the individual officer’s job responsibilities, seniority and equity ownership. Our Board of Directors determines the equity awards for our Chief Executive Officer without considering recommendations of management. Differences in executive compensation reflect determination by our Board of Directors in individual cases of appropriate compensation necessary to effectively reward, incentivize and retain key personnel. The terms of the initial equity grants made to each named executive officer upon joining the company are primarily based on competitive conditions applicable to the executive officer’s specific position. We grant equity awards at or above the fair market price of our common stock on the grant date. We have utilized premium price option and restricted stock unit grants to provide an increased incentive for executive officers to maximize shareholder value. We made the equity awards, other than equity bonuses described in the previous paragraph, that are reflected in the following tables primarily in the context of negotiated employment agreements. Equity awards granted after 2006 reflect our policy decision to transition from granting options to granting restricted stock and restricted stock unit awards that are subject to vesting over time. Our Board of Directors believes such full-value awards are more effective than options in aligning executive interests with those of stockholders and provide a more balanced incentive to employees given the fluctuating value of underlying shares. We have not currently adopted stock ownership or equity grant guidelines but we may implement guidelines regarding the issuance of new equity awards in the future. In February 2006, our Board of Directors awarded our Chief Executive Officer an option to purchase 375,000 shares at an exercise price of $15.00 per share. Our Board of Directors made this award following a negotiation with our Chief Executive Officer regarding his employment contract. Our Board of Directors determined that the award (which accounted for approximately 1.5% of our outstanding common stock when granted) was necessary to retain the services of our Chief Executive Officer for our company. Our Board of Directors also determined that the award was consistent with market levels based on the business experience of our Board of Directors and appropriate to align our Chief Executive Officer’s equity compensation with our goal of maximizing shareholder value as reflected in our stock price. In deciding to grant a larger award to our Chief Executive Officer than to other named executive officers, our Board of Directors considered the greater responsibilities and demands inherent in the position of chief executive officer as well as his outstanding performance and leadership. Our Board of Directors set the exercise price for our Chief Executive Officer’s option at $15.00 per share, which it deemed to be significantly higher than the fair market value of our common stock, in order to create a performance incentive for our Chief Executive Officer to maximize value for our shareholders. In addition, in February 2006, our Board of Directors awarded our Chairman and at that time Chief Technology Officer an option to purchase 187,500 shares at an exercise price of $15.00 per share and, in April 2006, our Board of Directors awarded our President—Surveillance an option to purchase 50,000 shares at an exercise price of $15.00 per share. In both cases, our Board of Directors awarded options to purchase the number of shares it determined to be necessary to retain the services of these employees for our company. Our Board of Directors also determined the size of these awards based the responsibilities and positions held by each individual.

Severance and Change in Control Arrangements.    We grant severance and change in control arrangements to our named executive officers. The terms of these benefits are described in each officer’s employment agreement and discussed below under “Employment Agreements and Potential Payments upon Termination or Change in Control.” We believe these arrangements are competitive with arrangements offered to senior executives by companies with whom we compete for executives and are necessary to the achievement of our business objective of management retention.

Other Benefits.    Our named executive officers are eligible to participate in our employee benefit plans provided for employees, including 401(k), group medical and dental insurance, group life insurance and short- and long-term disability insurance.

Summary Compensation Table

The following table sets forth information regarding compensation earned during the year ended December 31, 2006 by our Chief Executive Officer, our Chief Financial Officer, our three other most highly compensated executive officers, our former Chief Financial Officer and one additional individual (who served as an executive officer during 2006, but who was not an executive officer at December 31, 2006) (collectively, our “named executive officers”).

Summary Compensation Table

Name and Principal Position	Year	Salary ($)		Bonus ($)		Option Awards ($)(1)	All Other Compensation ($)		Total ($)
Hans Kobler President and Chief Executive Officer	2006	$280,000		$80,000		$496,882	$11,778	(2)	$868,660

Deborah D. Mosier Chief Financial Officer(3)	2006	$136,942	(4)	$78,200	(5)	$25,285	$4,682	(6)	$245,109

Mark P. Mills Chairman and Former Chief Technology Officer(7)	2006	$280,000		$80,000		$247,387	$12,480	(8)	$619,867

Colin J. Cumming Chief Technology Officer and President—Detection(9)	2006	$157,796		$189,915	(10)	$93,443	$5,522	(11)	$455,790

Daniel L. Manitakos President—Surveillance	2006	$177,884		$166,400	(12)	$28,314	$472	(13)	$373,070

Ronald R. Spoehel Former Chief Financial Officer(14)	2006	$160,477		—		$104,511	$379,696	(15)	$615,173

(1)	Represents the stock-based compensation expense for fiscal year 2006 for stock options as calculated in accordance with FAS 123(R). See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock Based Compensation.”
(2)	Represents $11,238 in matching 401(k) contributions and $540 in life insurance premiums for the benefit of Mr. Kobler.
(3)	Ms. Mosier was named to the position of Chief Financial Officer in September 2006. Prior to such time, she served as the Chief Financial Officer of Nomadics, Inc., one of our wholly owned subsidiaries (Nomadics). The compensation information presented in this table reflects Ms. Mosier’s compensation received from both us and Nomadics.
(4)	Represents $46,269 paid by ICx from September 2006 through December 2006 and $87,308 paid by Nomadics from January 2006 to September 2006.
(5)	Includes $58,200 representing the value of 7,500 shares of restricted stock granted on March 15, 2007 as part of Ms. Mosier’s bonus for 2006, and for which we will record one-third as a compensation expense in each of 2006, 2008 and 2009 to coincide with the vesting period of the award.
(6)	Represents $4,538 in matching 401(k) contributions from Nomadics received during Ms. Mosier’s tenure as Nomadics’ Chief Financial Officer and $144 in life insurance premiums for the benefit of Ms. Mosier.
(7)	Mr. Mills currently serves as our Chairman of the Board. From October 2005 through December 2006, Mr. Mills also served as our Chief Technology Officer.
(8)	Represents $11,238 in matching 401(k) contributions and $1,247 in life insurance premiums for the benefit of Mr. Mills.
(9)	Mr. Cumming is the President of Nomadics. Except as otherwise noted, he receives his entire compensation directly from Nomadics.
(10)	Includes $85,915 representing the value of 11,072 shares of restricted stock granted on March 15, 2007 as part of Mr. Cumming’s bonus for 2006, and for which we will record one-third as a compensation expense in each of 2006, 2008 and 2009 to coincide with the vesting period of the award.
(11)	Represents $5,447 in matching 401(k) contributions from Nomadics and $75 paid by Nomadics with respect to life insurance for the benefit of Mr. Cumming.
(12)	Includes $116,400 representing the value of 15,000 shares of restricted stock granted on March 15, 2007 as part of Mr. Manitakos’s bonus for 2006, and for which we will record one-third as a compensation expense in each of 2006, 2008 and 2009 to coincide with the vesting period of the award. Also includes a $50,000 signing bonus.

(13)	Represents life insurance premiums, on a policy for which Mr. Manitakos is the beneficiary.
(14)	Ronald R. Spoehel served as our Executive Vice President and Chief Financial Officer from September 2005 to June 2006.
(15)	Reflects the total amount of Mr. Spoehel’s severance, health benefits and accrued vacation, and a payment in the amount of $254,596 for his vested options.

Grants of Plan-Based Awards

We granted both incentive and nonqualified stock options to our named executive officers in 2006. The exercise price of each grant was equal to or above the fair market value of our common stock, as determined in good faith by our Board of Directors on the date of the grant. All stock options granted to our named executive officers in 2006 were granted under our 2005 Stock Plan, except for 157,500 shares granted to Mark Mills and 345,000 shares granted to Hans Kobler, which were granted outside our 2005 Stock Plan.

The following table sets forth certain information regarding grants of plan-based awards to our named executive officers for the fiscal year ended December 31, 2006:

Grants of Plan-Based Awards

Name	Grant Date		All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards ($/Sh)
Hans Kobler President and Chief Executive Officer	2/3/06		—	375,000	$15.00	$747,000

Deborah D. Mosier Chief Financial Officer	3/15/07	(1)	7,500	—	—	$58,200

Mark P. Mills Chairman and Former Chief Technology Officer(2)	2/3/06		—	187,500	$15.00	$375,000

Colin J. Cumming Chief Technology Officer and President— Detection	3/15/07	(1)	11,072	—	—	$85,915

Daniel L. Manitakos	4/12/06		—	50,000	$15.00	$148,000
President—Surveillance	3/15/07	(1)	15,000	—	—	$116,400

Ronald Spoehel Former Chief Financial Officer	—		—	—	—	—

(1)	Shares of restricted stock were awarded on March 15, 2007 as part of the 2006 bonus for the following individuals: Deborah D. Mosier—7,500 shares; Colin J. Cumming—11,072 shares; and Daniel L. Manitakos—15,000 shares. We recorded one-third of the compensation expense for these grants in 2006 and will record one-third of the remaining expense in 2008 and one-third of the remaining compensation expense in 2009 to coincide with the vesting period of the awards.
(2)	Mr. Mills currently serves as our Chairman of the Board. From October 2005 through December 2006, Mr. Mills also served as our Chief Technology Officer.

Outstanding Equity Awards at Fiscal Year-End

The following table sets forth information regarding equity awards granted to our named executive officers that are outstanding as of December 31, 2006.

Outstanding Equity Awards at Fiscal Year-End

			Option Awards			Stock Awards
Name	Number of Securities Underlying Unexercised Options (#) Exercisable	Number of Securities Underlying Unexercised Options (#) Unexercisable	Option Exercise Price ($)	Option Expiration Date		Number of Shares or Units of Stock That Have Not Vested (#)	Market Value of Shares or Units of Stock That Have Not Vested ($)
Hans Kobler President and Chief Executive Officer(1)	234,374	140,626	$15.00	2/3/2016		—	—

Deborah D. Mosier	400	1,600	$3.50	4/1/2015	(2a)	5,000	$15,000
Chief Financial Officer(2)	2,000	8,000	$3.50	11/21/2014	(2b)	—	—
	1,167	2,834	$10.00	10/11/2015	(2c)	—	—

Mark P. Mills Chairman and Former Chief Technology Officer(3)	117,187	70,313	$15.00	2/3/2016		—	—

Colin J. Cumming Chief Technology Officer and President—Detection	—	—	—	—		—	—

Daniel L. Manitakos President Surveillance(4)	19,376	30,624	$15.00	4/12/2016		10,000	$60,000

Ronald Spoehel Former Chief Financial Officer(5)	—	—	—	—		—	—

(1)	Mr. Kobler’s options vest at a rate of 15,624 shares per month until September 2007.
(2)

Ms. Mosier’s shares were granted under the Nomadics stock option plan. Her options vest as follows: 2a—400 shares vest on each of April 1, 2007 and April 1, 2008; 2b—2,000 shares vest on each of April 1, 2007 and April 1, 2008; and 2c—25% of the shares vested on the grant date with the remaining vesting monthly ratably thereafter over a four year period.

(3)	Mr. Mills’s options vest at a rate of 7,813 shares per month until September 2007. Mr. Mills currently serves as our Chairman of the Board. From October 2005 through December 2006, Mr. Mills also served as our Chief Technology Officer.
(4)	One-fourth of Mr. Manitakos’s options vested on the grant date with the remaining vesting ratably thereafter on a monthly basis over a four year period.
(5)	As part of Mr. Spoehel’s severance package, he was compensated $254,596 for his vested options representing 127,298 shares; his unvested options were forfeited.

Option Exercises and Stock Vested

None of our named executive officers exercised options during the fiscal year ended December 31, 2006, except for the following:

Option Exercises

	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)
Deborah D. Mosier Chief Financial Officer	4,800	$31,200
Ronald Spoehel Former Chief Financial Officer(1)	—	—

(1)	As part of Mr. Spoehel’s severance package, he was compensated $254,596 for his vested options representing 127,298 shares; his unvested options were forfeited.

Pension Benefits Table

None of our named executive officers participates in or has account balances in a qualified or non-qualified defined benefit plan sponsored by the Company.

Nonqualified Deferred Compensation Table

None of our named executive officers participates in or has account balances in non-qualified defined contribution plans or other deferred compensation plans maintained by the Company.

Employment Agreements and Potential Payments upon Termination or Change of Control

Hans Kobler.    We entered into an employment agreement with Hans Kobler, our President and Chief Executive Officer, which has been amended and extended through September 30, 2009. Mr. Kobler’s employment is at-will, and either we or Mr. Kobler may terminate his employment with us at any time and for any reason. Pursuant to Mr. Kobler’s extended employment agreement, we agreed to pay Mr. Kobler an annual base salary of $450,000 with an annual bonus to be determined by the Compensation Committee of the Board of Directors. Mr. Kobler received a signing bonus of $50,000 upon entry into the extended employment agreement, and he will receive an additional bonus amount of $37,500 in cash and 100,000 restricted stock units on October 1, 2007, the effective date of the agreement. The restricted stock units qualify for monthly vesting over a twenty-four month period. If Mr. Kobler’s employment is terminated for any reason on a change of control, the qualified portions of Mr. Kobler’s restricted stock unit grant shall accelerate vesting immediately by an amount that would vest over the lesser of (i) 12 months or (ii) the number of months remaining in the term of the agreement and any unqualified restricted shares shall be forfeited to the company. Upon termination of Mr. Kobler’s employment, he will be entitled to receive (i) any base salary earned but unpaid through the date of his termination, and (ii) all accrued vacation, expense reimbursements and other benefits he is due through the date of his termination. If we terminate Mr. Kobler’s employment without cause or for reasons other than death or disability, or if Mr. Kobler resigns for good reason, including due to a change in control, he will be entitled to receive payment of cash severance of $750,000 over a period of twelve months following the date of his termination. Continued severance is conditioned on compliance with a non-compete agreement. If Mr. Kobler’s employment is terminated between September 30, 2008 and September 30, 2009, we may in our discretion elect to pay Mr. Kobler severance for up to twelve months during which time Mr. Kobler would be subject to the provisions of a non-compete agreement. In the event we elect not to pay Mr. Kobler severance, he would be released from the non-compete agreement.

Colin J. Cumming.    Nomadics, Inc., our wholly-owned subsidiary, entered into an employment agreement with Colin J. Cumming, our Chief Technology Officer and President—Detection, effective as of August 24, 2005. Pursuant to this employment agreement, Nomadics agreed to pay Mr. Cumming an annualized base salary and an annual bonus to be determined by Nomadics’ Board of Directors. In addition, Nomadics will continue to maintain life insurance policies for Mr. Cumming of $3,500,000 in the aggregate. Nomadics will also reimburse Mr. Cumming for reasonable travel, entertainment or other expenses incurred by Mr. Cumming in furtherance of or in connection with the performance of his duties to Nomadics. Upon Mr. Cumming’s termination from Nomadics, he shall receive (i) any base salary earned but unpaid through the date of his termination, (ii) any accrued but unpaid bonus, (iii) all accrued vacation, expense reimbursements and any other benefits due to him and (iv) Nomadics shall assign all of the rights, titles and interests it has in the life insurance policies on Mr. Cumming to him. If Nomadics terminates Mr. Cumming’s employment without cause or for reasons other than death or disability, then, in addition to the above, Mr. Cumming will be entitled to continue to receive payment of his base salary for twelve months following the date of his termination subject to compliance with a non-competition agreement. Nomadics at its sole discretion may extend Mr. Cumming’s severance for an additional twelve month period at 200% of his base salary in connection with the extension of his non-compete agreement.

Daniel L. Manitakos.    Mr. Manitakos is our President—Surveillance. Pursuant to the terms of Mr. Manitakos’ offer letter, dated April 17, 2006, Mr. Manitakos receives an initial annual base salary of $250,000. He is eligible for an annual performance-based bonus, to be awarded at the Board of Directors’ discretion, with an initial target bonus of $125,000. Mr. Manitakos received a $50,000 signing bonus and an option to purchase 50,000 shares of our common stock at an exercise price of $15.00 per share, subject to our standard four-year vesting schedule and other terms of our 2005 Stock Plan. If we terminate Mr. Manitakos other than for cause, death or disability, he shall be entitled to continue to receive payment of his base salary for a period of up twelve months following the date of his termination. Subject to compliance with a non-competition agreement, we reserve the right to decrease Mr. Manitakos’s severance period to not less than three months, in which case the post-termination non-competition agreement will be reduced to an equal number of months. Upon a change of control of the company where Mr. Manitakos’ position following such change of control is not comparable in position, title, compensation and responsibilities as immediately prior to the change of control, all of Mr. Manitakos, unvested options shall vest immediately. Mr. Manitakos’ employment is at-will, and either we or Mr. Manitakos may terminate his employment at any time for any or no reason.

Estimated Termination Payments

The following table shows potential payments to our Named Executive Officers under existing contracts, agreements, plans or arrangements, whether written or unwritten, for various scenarios involving a change-in-control or termination of employment. The following table assumes a December 31, 2006 termination date for each employee and a price per share of $18.00, which is the assumed initial public offering price per share based of the mid-point on the front cover of this prospectus. The covered employees would also be eligible to receive their earned but unpaid base salary through the date of termination, all accrued vacation, expense reimbursements and any other accrued benefits. Our Named Executive Officers that are not party to an existing contract, agreement, plan or arrangement, whether written or unwritten, involving a change-in-control or termination of employment are not included herewith.

Name	Type of payment	Upon termination for reasons other than for cause, death or disability		Upon resignation for good reason		Termination following a change-in- control
Hans C. Kobler	Salary	$750,000	(1)	$750,000	(1)	$750,000	(1)
President and Chief Executive Officer	Equity acceleration	—		—		$421,878	(2)
Mark P. Mills Chairman and Former Chief Technology Officer(3)	Salary	$80,000	(4)	$80,000	(4)	—
Colin J. Cumming Chief Technology Officer and President—Detection	Salary	$200,000	(5)			—
Daniel L. Manitakos	Salary	$250,000	(6)	—		—
President—Surveillance	Equity acceleration	—		—		$91,872	(7)

(1)	Pursuant to the terms of Mr. Kobler’s current employment agreement, if Mr. Kobler is terminated for reasons other than cause, death or disability, or resigns for good reason, Mr. Kobler shall be entitled to severance pay of $750,000 paid over twelve months following the time of his termination conditioned on compliance with a non-compete agreement.
(2)	Immediate vesting of unvested options for the exercise of 140,626 shares at December 31, 2006 at an exercise price of $15.00 per share.
(3)	Mr. Mills currently serves as our Chairman of the Board. From October 2005 through December 2006, Mr. Mills also served as our Chief Technology Officer.
(4)	Based on compensation as of January 1, 2007. Pursuant to the terms of Mr. Mills’s current compensation arrangement, if Mr. Mills is terminated for reasons other than cause, death or disability, or resigns for good reason, Mr. Mills shall be entitled to twelve months of severance pay at his base salary rate at the time of his termination if such termination occurs prior to September 31, 2007.
(5)	Pursuant to the terms of Mr. Cumming’s current employment agreement, if Mr. Cumming is terminated for reasons other than cause, death or disability, Mr. Cumming shall be entitled to twelve months of severance pay at his base salary rate at the time of his termination.
(6)	Pursuant to the terms of Mr. Manitakos’s employment agreement, if Mr. Manitakos is terminated for reasons other than cause, death or disability, Mr. Manitakos shall be entitled to twelve months of severance pay at his base salary rate at the time of his termination, conditioned on compliance with a non-compete agreement, failing which we reserve the right to reduce Mr. Manitakos’ severance to not less than three months of his base salary, in which case his post-termination non-compete will be reduced to an equal number of months.
(7)	Immediate vesting of unvested options for the exercise of 30,624 shares at December 31, 2006 at an exercise price of $15.00 per share.

Former Chief Financial Officer Severance Agreement

Mr. Spoehel, our former Chief Financial Officer, terminated his employment with us on June 30, 2006. According to the terms of an agreement by and between Mr. Spoehel and us dated June 30, 2006, Mr. Spoehel received a lump sum payment of $125,000 as a severance payment. Additionally, we agreed to repurchase Mr. Spoehel’s outstanding vested options for 127,298 shares of our common stock for a total of $254,596.

Current Chief Financial Officer

Deborah D. Mosier, our chief financial officer as of December 31, 2006 and the date hereof, is not a party to an existing contract, agreement, plan or arrangement, whether written or unwritten, involving a change-in-control or termination of employment that would result in a benefit to her upon such event.

Director Compensation

The following table sets forth a summary of the compensation we paid to our non-employee directors in 2006.

Director Compensation

Name(1)	Fees Earned or Paid in Cash ($)	Option Awards ($)	Total ($)
Rodney E. Slater	$20,000	$10,236	$30,236
E. Spencer Abraham	$30,000	$20,289	$50,289
Joseph M. Jacobs(2)	—	$2,792	$2,792
Robert A. Maginn, Jr.	$17,500	$5,118	$22,618
Mark L. Plaumann	$25,000	$7,676	$32,676

(1)	Mark P. Mills, our Chairman of the Board of Directors, was an employee of ICx during the last fiscal year. As such, he received no compensation in his capacity as a member of our Board of Directors. See “Executive Compensation—Summary Compensation” for information on the compensation earned by Mr. Mill is in 2006.
(2)	Joseph M. Jacobs is President of Wexford Capital LLC. Due to holdings of its affiliates, Wexford Capital is deemed to beneficially own more than 5% of our common stock. Mr. Jacobs does not receive a cash fee for his service as a member of our Board of Directors. In 2006, Mr. Jacobs was awarded an option to purchase 1,250 shares of our common stock. Pursuant to an agreement between Mr. Jacobs and Wexford Capital, Mr. Jacobs assigned the rights to such options to Wexford Capital.

Benefit Plans

2007 Equity Incentive Plan

Our Board of Directors and stockholders adopted our 2007 Equity Incentive Plan to become effective upon the completion of this offering. Our 2007 Equity Incentive Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants.

We have reserved a total of 8,000,000 shares of our common stock for issuance pursuant to the 2007 Equity Incentive Plan plus (a) any shares that have been reserved but not issued under our 2005 Stock Plan as of the effective date of this offering and (b) any shares that otherwise would have been returned to our 2005 Stock Plan on or after the effective date of this offering as a result of termination of options or the repurchase of shares issued under the 2005 Stock Plan.

The Executive Committee of our Board of Directors administers our 2007 Equity Incentive Plan. In the case of awards intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, our Compensation Committee, or a subcommittee thereof consisting of two or more “outside directors” within the meaning of Section 162(m) of the Code, will administer our 2007 Equity Incentive Plan. The administrator has the power to determine the terms and conditions, not inconsistent with the terms of the plan, of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards and the form of consideration payable upon exercise. The administrator also has the authority to institute an exchange program whereby the exercise prices of outstanding awards may be reduced or outstanding awards may be surrendered in exchange for awards with a lower exercise price.

The administrator determines the exercise price of options granted under our 2007 Equity Incentive Plan. But with respect to all stock options, the exercise price may not be less than the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant, who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price may not be less than 110% of the fair market value on the grant date. The administrator determines the term of all other options.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time stated in the option agreement, to the extent that the option is vested on the date of termination. Generally, if termination is due to death or disability, the option will remain exercisable for 12 months. In all other cases, the option will generally remain exercisable for three months. However, an option generally may not be exercised later than the expiration of its term.

Stock appreciation rights may be granted under our 2007 Equity Incentive Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the date of grant and the exercise date. The administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay the appreciation in cash or with shares of our common stock, or a combination thereof; however, stock appreciation rights expire under the same rules that apply to stock options.

Restricted stock may be granted under our 2007 Equity Incentive Plan. Restricted stock awards are shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted to any employee. The administrator may impose whatever conditions to vesting it determines to be appropriate. For example, the administrator may set restrictions based on the achievement of specific performance goals. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted stock units may be granted under our 2007 Equity Incentive Plan. Restricted stock units are awards that will be granted to a participant based on the achievement of company-wide, business unit, or individual goals. The administrator will set the vesting criteria in its discretion, which, depending on the extent to which the criteria are met, will determine the number of restricted stock that will be paid out to participants. Restricted stock units may be settled in cash, shares, or a combination of both.

Performance units and performance shares may be granted under our 2007 Equity Incentive Plan. Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. Performance units will have an initial dollar value established by the administrator prior to the grant date. Performance shares will have an initial value equal to the fair market value of our common stock on the grant date. Payment for performance units and performance shares may be made in cash or in shares of our common stock with equivalent value, or in some combination, as determined by the administrator.

Unless the administrator provides otherwise, our 2007 Equity Incentive Plan does not allow for the transfer of awards and only the recipient of an award may exercise an award during his or her lifetime. The administrator has the discretion and authority to implement an awards transfer program, which would permit participants the opportunity to transfer any outstanding awards to a financial institution or other person or entity approved by the committee.

Our 2007 Equity Incentive Plan provides that in the event of our “change in control,” the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the administrator will provide notice to the recipient that he or she has the right to exercise the option and stock appreciation right as to all of the shares subject to the award, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met. The option or stock appreciation right will terminate upon the expiration of the period of time the administrator provides in the notice. In the event the service of an outside director is terminated on or following a change in control, other than pursuant to a voluntary resignation, his or her options and stock appreciation rights will fully vest and become immediately exercisable, all restrictions on restricted stock will lapse, and all performance goals or other vesting requirements for performance shares and units will be deemed achieved, and all other terms and conditions met.

Our 2007 Equity Incentive Plan will automatically terminate in 2017, unless we terminate it sooner. In addition, our Board of Directors has the authority to amend, suspend or terminate the 2007 Equity Incentive Plan provided such action does not impair the rights of any participant.

2007 Employee Stock Purchase Plan

Our Board of Directors and our stockholders adopted our 2007 Employee Stock Purchase Plan prior to the completion of this offering. Offerings under our 2007 Employee Stock Purchase Plan will commence at a future date, if at all, selected by the Executive Committee of our Board of Directors in its discretion.

A total of 5,000,000 shares of our common stock will be made available for sale under the 2007 Employee Stock Purchase Plan. In addition, our 2007 Employee Stock Purchase Plan provides for annual increases in the number of shares available for issuance under the 2007 Employee Stock Purchase Plan on the first day of each fiscal year after offerings commence under the 2007 Employee Stock Purchase Plan equal to the lesser of:

•	The amount necessary to replenish the shares reserved under the plan to 5,000,000 shares; and

•	such other amount as may be determined by our Board of Directors.

The Executive Committee of our Board of Directors administers the 2007 Employee Stock Purchase Plan. The Executive Committee has full and exclusive authority to interpret the terms of the 2007 Employee Stock Purchase Plan and determine eligibility.

All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than 5 months in any calendar year. However, an employee may not be granted an option to purchase stock if such employee:

•	immediately after grant owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	whose rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

Our 2007 Employee Stock Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and provides for consecutive, overlapping 12-month offering periods. Each offering period includes two 6-month purchase periods. After the plan is implemented by our Executive Committee, offering periods generally start on the first trading day on or after June 15 and December 15 of each year. The first such offering period will commence on a future date determined by the Executive Committee.

Our 2007 Employee Stock Purchase Plan permits participants to purchase common stock through payroll deductions of up to 15% of their eligible compensation, which includes a participant’s straight time gross earnings, commissions, overtime and shift premium, exclusive of payments for incentive compensation, bonuses and other compensation. A participant may purchase a maximum of 5,000 shares during a 6-month purchase period, subject to an adjustment at the discretion of the administrator.

Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price per share is 85% of the lower of the fair market value of our common stock at the beginning of an offering period or at the end of the applicable purchase period end. Participants may end their participation at any time during an offering period, and will be refunded their accumulated payroll deductions to date. Participation ends automatically upon termination of employment with us.

A participant may not transfer rights granted under the 2007 Employee Stock Purchase Plan other than by will, the laws of descent and distribution or as otherwise provided under the 2007 Employee Stock Purchase Plan.

In the event of our “change of control,” a successor corporation may assume or substitute each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering period then in progress will be shortened, and a new exercise date will be set.

Our 2007 Employee Stock Purchase Plan will automatically terminate in 2027, unless we terminate it sooner. Our Board of Directors has the authority to amend or terminate our 2007 Employee Stock Purchase Plan, except that, subject to certain exceptions described in the 2007 Employee Stock Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our 2007 Employee Stock Purchase Plan.

2005 Stock Plan

Our 2005 Stock Plan was originally adopted by our Board of Directors and approved by our stockholders on April 22, 2005. The 2005 Stock Plan was amended and restated effective June 12, 2007 to enable us to grant restricted stock and restricted stock units under the plan.

Our 2005 Stock Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units and stock purchase rights to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under our 2005 Stock Plan following this offering. Instead, we will grant options and other equity-based awards under our 2007 Equity Incentive Plan.

We have reserved a total of 15,000,000 shares of our common stock for issuance pursuant awards (including options) under the 2005 Stock Plan. As of September 30, 2007 options to purchase 3,306,102 shares of common stock were outstanding and 11,693,898 shares were available for future grant under this plan.

A committee appointed by our Board of Directors administers our 2005 Stock Plan. The administrator has the power to determine the terms of the awards granted under our 2005 Stock Plan, including the service providers who will receive awards, the exercise or purchase price, the number of shares subject to each such award, the form of consideration for the exercise of options and the vesting or forfeiture conditions for an award.

The administrator determines the exercise price of options granted under our 2005 Stock Plan. With respect to all incentive stock options, the exercise price may not be less than the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price may not be less than 110% of the fair market value on the grant date. The administrator determines the term of all other options.

Restricted stock awards, restricted stock units and stock purchase rights are granted pursuant to award agreements adopted by the administrator. Shares of our common stock issued pursuant to these awards may, but need not be, subject to a repurchase option in our favor in accordance with a vesting schedule determined by the administrator. Unvested restricted stock awards held by a grantee who ceases to be a service provider will be repurchased by us at the original purchase price.

After termination of an employee, director or consultant, he or she may exercise his or her option for the period of time as the administrator may determine. In the absence of a specified time, the option will remain exercisable for three months following termination other than by reason of death or disability and for twelve months following termination for death or disability. If, on the date of termination, the employee, director or consultant is not vested as to his or her entire option, the shares covered by the unvested portion of the option will revert to the 2005 Stock Plan.

Unless the administrator provides otherwise, our 2005 Stock Plan does not allow for the transfer of awards other than by will or the laws of descent and distribution and only the recipient of an award may exercise an award during his or her lifetime.

Our 2005 Stock Plan provides that in the event of our “change in control,” the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. If there is no assumption or substitution of outstanding awards, the participant will fully vest in and have the right to exercise his or her award as to all shares subject thereto and all restrictions on restricted stock will lapse. The administrator will notify the each participant that their awards are exercisable for a period of time determined by the administrator, after which time unexercised awards will terminate.

Our 2005 Stock Plan will automatically terminate in 2015, unless we terminate it sooner. In addition, our Board of Directors has the authority to amend, suspend or terminate the 2005 Stock Plan provided such action does not impair the rights of any participant. Our Board of Directors has chosen to suspend the 2005 Stock Plan as of the completion of this offering.

401(k) Plan

We have adopted an employee savings and retirement plan qualified under Section 401(k) of the Internal Revenue Code and covering all of our employees. Employees may elect to reduce their current compensation by up to the statutorily prescribed annual limit and have the amount of the reduction contributed to the 401(k) plan. We may make matching or additional contributions to the 401(k) plan in amounts to be determined annually by our Board of Directors.

Liability Limitations and Indemnification

Article IX of our certificate of incorporation to be filed on the closing of this offering provides that, to the fullest extent permitted by the Delaware General Corporation Law, none of our directors shall be personally liable to us or to any of our stockholders for monetary damages arising out of that director’s breach of fiduciary duty as one of our directors. No amendment to or repeal of the provisions of Article IX shall apply to or have any effect on the liability or the alleged liability of any of our directors with respect to any act or failure to act of that director occurring before the amendment or repeal. A principal effect of Article IX is to limit or eliminate the potential liability of our directors for monetary damages arising from breaches of their duty of care. However, these provisions do not eliminate or limit the liability of any of our directors:

•	for any breach of their duty of loyalty to us or our stockholders;

•	for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	for voting or assenting to unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	for any transaction from which the director derived an improper personal benefit.

The limitations do not apply to liabilities arising under the federal securities laws and do not affect the availability of equitable remedies, including injunctive relief or rescission.

Our bylaws provide that we will indemnify our directors and officers to the maximum extent permitted by law, and that we will advance expenses, including attorney’s fees, to our directors and officers in connection with legal proceedings, subject to very limited exceptions.

The limited liability provisions in our certificate of incorporation and the indemnification provisions in our bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder’s investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

In addition to the indemnification provisions of our bylaws and certificate of incorporation, we have entered into indemnification agreements with our directors and executive officers. These agreements require us, among other things, to indemnify our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request and to indemnify our directors and executive officers in accordance with our bylaws and the Delaware General Corporation Law.

We believe that these indemnification provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

We also maintain directors’ and officers’ liability insurance. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers, subject to certain exclusions.

At present, there is no pending litigation or proceeding involving any of our directors or officers in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to our directors, officers and controlling persons under our bylaws, we have been advised that, in the opinion of the SEC, this indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is, therefore, unenforceable.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Since our incorporation in 2003, there has not been, nor is there currently planned, any transaction or series of similar transactions to which we were or are a party in which the amount involved exceeds $120,000 and in which any director, executive officer or holder of more than 5% of our capital stock, or any person affiliated with them, had or will have a material interest, other than as described under the captions “Management” and “Principal Stockholders” and in the transactions described below.

Prior to July 2006, we did not have a written policy in place for reviewing and approving related party transactions. Related party transactions were reviewed and approved by our Board of Directors or by a committee of our Board of Directors with delegated authority to review the transaction. In July 2006, our Board of Directors adopted a written policy whereby certain independent members of our Board of Directors reviewed and approved all related party transactions. Our Board of Directors has since delegated to the Audit Committee, as set forth in the Audit Committee Charter approved by the Board of Directors in August 2007, the responsibility to review and approve in advance any related party transactions. See “Management—Committees of the Board of Directors—Audit Committee.” In each case the Board has not required or relied on the approval of Messrs. Jacobs, Kobler and Mills in connection with its review and approval of transactions with Wexford Capital LLC or its affiliates.

Wexford Capital LLC and Related Entities

Wexford Capital LLC is the manager or investment manager to DP1 LLC, Valentis SB, L.P., Wexford Spectrum Investors LLC, Wexford Catalyst Investors LLC, Debello Investors LLC and Mariner Voyager Master Fund, Ltd. (together, the Wexford Entities), each of which holds shares or rights to acquire shares of ICx. Without giving effect to this offering, the Wexford Entities beneficially own 75.6% of our outstanding capital stock, for which they invested $109.1 million for approximately 41.0% of our capital stock and received approximately 34.6% of our capital stock in acquisition transactions in which the Wexford Entities held an equity interest in the companies we acquired. In addition, Valentis SB, L.P. holds a warrant to purchase 375,000 shares of our common stock. The Wexford Entities, in turn, are directly or indirectly owned by a series of private investment funds (the Wexford Funds) sponsored and controlled by Wexford Capital LLC. Wexford Capital LLC has discretionary control over and the authority to vote the common stock owned by the Wexford Entities.

The Wexford Entities, the Wexford Funds and other affiliates of Wexford Capital LLC are in the business of investing and currently hold investments in a number of public and private companies. Wexford Capital LLC and its affiliates established and invested in ICx to pursue the business of developing, manufacturing, marketing and integrating advanced sensing technologies, products and solutions, particularly for the homeland security market. In connection with our formation, we acquired several companies in which Wexford Capital LLC and its affiliates had a direct or indirect interest. We do not believe that Wexford Capital LLC or any of its affiliates hold a material stake in any other entity that is currently of strategic interest to us, and we do not currently plan to engage in further acquisitions with affiliates of Wexford Capital LLC.

DP1, LLC (DPI) and Valentis SB, L.P. (Valentis) each directly hold more than 5% of our capital stock. Joseph Jacobs, a member of our Board of Directors, is a managing member of Wexford Capital LLC, which is the manager or investment manager to each of the Wexford Entities. Mark Mills, the Chairman of our Board of

Directors, and Hans Kobler, our President and Chief Executive Officer and a member of our Board of Directors,

each has an indirect ownership interest in DP1 and Valentis through an affiliate of DP1, but otherwise each disclaims beneficial ownership of the shares held by DP1. These ownership interests are described under the caption “Principal Stockholders.” Mr. Kobler serves on the investment advisory committee of Digital Power Capital, LLC, which is indirectly our largest stockholder and an affiliate of Wexford VI Advisors LLC, an affiliate of DP1 and Valentis. Messrs. Kobler and Mills also each have a contractual relationship with certain

Wexford Entities pursuant to which Messrs. Kobler and Mills will each receive a payment to be determined based on, in each case, five percent of the net profits in excess of a preferred return realized by the Wexford

Entities from certain investments made by them, including their investments in us. While the amount of any future payment from the Wexford Entities cannot be determined due to uncertainties as to timing and future valuation, we estimate that if all of our shares held by the Wexford Entities were sold upon the completion of the offering at a price of $18 per share, the midpoint of the price range set forth on the cover of this prospectus, the amount due from the Wexford Entities to each of Messrs. Kobler and Mills would be approximately $8 million. Messrs. Kobler and Mills have neither investment nor voting authority over the shares of ICx stock owned by the Wexford Entities.

Securities Issued to Insiders

We have sold an aggregate of 8,931,000 shares of our series A preferred stock to DP1, LLC (DP1) in closings held on April 22, 2005, August 19, 2005, August 24, 2005, September 27, 2005, December 9, 2005, January 18, 2006, April 7, 2006, August 8, 2006, September 22, 2006, October 26, 2006, November 29, 2006, December 15, 2006, December 21, 2006 and January 10, 2007. We sold 50,000 shares of our series A preferred stock to Mariner Voyager Master Fund, Ltd. in a closing held on December 30, 2005. We sold an aggregate of 1,000,000 and 670,000 shares of our series A preferred stock to Wexford Spectrum Investors LLC and Wexford Catalyst Investors LLC, respectively, in a closing held on January 12, 2006. We sold 260,000 shares of our series A preferred stock to Debello Investors LLC in a closing held on January 18, 2006. We also issued shares of series A preferred stock and common stock to DP1 and Valentis in certain acquisitions of affiliates as described in this section below for each such affiliate. Each share of our series A preferred stock will be converted automatically into one share of our Common Stock upon the closing of this offering.

On February 3, 2006, we issued a warrant to acquire 375,000 shares of our common stock to Valentis Investors LLC with an exercise price of $15.00 per share, in connection with its release of Hans Kobler, our President and Chief Executive Officer and a member of our Board of Directors, from a non-compete agreement. Valentis Investors LLC indirectly beneficially owns more than 5% of our capital stock.

Acquisition Transactions and Loans

As described below, we acquired Amphitech Holdings Corp., Digital Infrared Imaging, Inc., Nomadics, Inc., Nuvonyx, Inc. and Ion Optics, Inc. in 2005. In addition, we purchased a secured promissory note from Ion Optics, Inc., as described below. DP1 and Valentis are holders of more than 5% of our capital stock. DP1 was the sole stockholder of Amphitech Holdings Corp., and DP1 and Valentis were stockholders of Digital Infrared Imaging, Inc., Nomadics, Inc., Nuvonyx, Inc. and Ion Optics, Inc. Joseph Jacobs, a member of our Board of Directors, is a member of certain affiliates of DP1 and Valentis that own or control DP1 and Valentis. Mark Mills, the Chairman of our Board of Directors, and Hans Kobler, our President and Chief Executive Officer and a member of our Board of Directors, each has an indirect ownership interest in DP1 through an affiliate of DP1, but otherwise each disclaims beneficial ownership of the shares held by DP1. These ownership interests are described under the caption “Principal Stockholders.”

Acquisition of Amphitech Holdings Corp.

On July 7, 2005, we acquired Amphitech Holdings Corp. (Amphitech) for 345,677 shares of our series A preferred stock and 1,132,724 shares of our common stock pursuant to a Stock Contribution Agreement and Plan of Reorganization in the form of a stock dividend. We estimated the fair value and recorded a preferred stock dividend in the amount of $3,456,765. The amount and form of consideration in the acquisition was determined by an assessment of the value of Amphitech by us and DP1. DP1 was the sole stockholder of Amphitech and received 345,677 shares of our series A preferred stock and 1,132,724 shares of our common stock in connection with the acquisition. Hans Kobler, our President and Chief Executive Officer, served on Amphitech’s Board of Directors.

Acquisition of Digital Infrared Imaging, Inc.

On August 24, 2005, we acquired Digital Infrared Imaging, Inc. (DII) for $6,413,154 in cash, 400,000 shares of our series A preferred stock and 1,118,839 shares of our common stock pursuant to a Stock Acquisition

Agreement. We also issued options to employees to purchase 240,000 shares of our common stock in connection with this transaction. We estimated the fair value of and recorded net assets from the transaction in an amount of $22,427,366. The amount and form of consideration in the acquisition was determined by negotiation and our internal assessment of the value of DII. DP1 received 71,429 shares of our common stock and 100,000 shares of our series A preferred stock in connection with the acquisition. Valentis received 214,286 shares of our common stock and 300,000 shares of our series A preferred stock in connection with the acquisition. Collectively, DP1 and Valentis owned 31.75% of DII at the time of DII’s acquisition by us. Mark Mills, our Chairman of the Board of Directors, served on DII’s Board of Directors.

Acquisition of Nomadics, Inc.

On August 24, 2005, we acquired Nomadics, Inc. (Nomadics) for $8,702,123 in cash, 400,000 shares of our series A preferred stock and 2,354,290 shares of our common stock pursuant to an Agreement and Plan of Acquisition. We also issued options to employees to purchase 721,971 shares of our common stock in connection with this transaction. We estimated the fair value of and recorded net assets from this transaction in an amount of $5,669,187. The amount and form of consideration in the acquisition was determined by negotiation and our internal assessment of the value of Nomadics. DP1 and Valentis were collectively 40.14% stockholders of Nomadics. DP1 received 850,482 shares of our series A preferred stock in connection with the acquisition, and Valentis received 260,416 shares of our common stock and 283,688 shares of our series A preferred stock in connection with the acquisition. Hans Kobler, our President and Chief Executive Officer and a member of our Board of Directors, was a director of Nomadics. At the time we acquired Nomadics, Colin Cumming was the founder and Chief Executive Officer of Nomadics and had no affiliation with us. Immediately prior to the acquisition, Mr. Cumming was a 45.56% stockholder of Nomadics and in connection with the acquisition of Nomadics, he received 1,089,956 shares of our common stock in exchange for his shares of Nomadics stock, negotiated and entered into a new employment agreement with Nomadics, and became a member of our Board of Directors.

Acquisition of Nuvonyx, Inc.

On August 24, 2005, we acquired Nuvonyx, Inc. (Nuvonyx) for $141,584 in cash, 1,043,757 shares of our common stock, 648,273 shares of restricted common stock pursuant to a Stock Acquisition Agreement. We also issued options to employees to purchase 242,943 shares of our common stock in connection with this transaction. We estimated the fair value of and recorded net assets from this transaction in an amount of $1,188,905. The amount and form of consideration in the acquisition was determined by negotiation and our internal assessment of the value of Nuvonyx. DP1 and Valentis collectively owned 82.21% of the outstanding shares of Nuvonyx prior to the acquisition. DP1 received 521,755 shares of our series A preferred stock in connection with the acquisition, and Valentis received 883,850 shares of our series A preferred stock in connection with the acquisition. Hans Kobler, our President and Chief Executive Officer and a member of our Board of Directors, was a director of Nuvonyx.

Loan to Ion Optics, Inc.

On August 31, 2005, we issued a $500,000 secured promissory note to Ion Optics, Inc. (Ion Optics) pursuant to a Note Purchase Agreement. We subsequently forgave the note upon completing the acquisition of Ion Optics on October 7, 2005. Valentis was a stockholder of Ion Optics at the time we purchased the note. Mark Mills, the Chairman of our Board of Directors, was a director of Ion Optics.

Acquisition of Ion Optics, Inc.

On October 7, 2005, we acquired Ion Optics for $4,658,349 in cash, 428,439 shares of our series A preferred stock and debt forgiveness in an amount of $500,000 pursuant to a Plan of Merger and Reorganization. We also issued options to employees to purchase 105,443 shares of our common stock in connection with this transaction.

We estimated the fair value of and recorded net assets from this transaction in an amount of $1,146,540. The amount and form of consideration in the acquisition was determined by negotiation and our internal assessment of the value of Ion. DP1 and Valentis collectively owned 70.94% of the outstanding shares of Ion Optics at the time of the acquisition. Valentis received 428,439 shares of our series A preferred stock in connection with the acquisition, and DP1 received $108,707 in cash in connection with the acquisition. Mark Mills, the Chairman of our Board of Directors, was a director of Ion Optics.

Loans from DP1, LLC

On March 8, 2007, we borrowed $3.0 million from DP1 through a convertible promissory note due April 9, 2007. The note bore interest in the form of a $60,000 origination fee deducted from the proceeds. The note was convertible into shares of our series A preferred stock at $10.00 per share. The note was repaid on April 9, 2007.

On September 28, 2007, we entered into a $7.0 million promissory note payable to DP1 and due December 27, 2007. The note bears interest at two percent every thirty days payable in advance. If we do not complete our initial public offering prior to December 27, 2007, DP1 has the right to require in its sole discretion that we withdraw our registration statement. The note is automatically convertible into shares of our series A preferred stock at $10.00 per share only in the event that our registration statement is withdrawn and the offering of our common stock is not completed and we are unable to or elect not to repay the note in full. The note will be repaid in full with the net proceeds from this offering.

Debt Obligations

At December 31, 2006 and 2005, the Company had $224,511 and $273,980 outstanding, respectively, under a promissory note which bears interest at 5.00% and which is due and payable on demand. The note is unsecured and is payable to Digital Infrared Imaging LLC.

Administrative Services Agreement with Wexford Capital LLC

We have entered into an Administrative Services Agreement with Wexford Capital LLC under which we may request certain legal, accounting, back office and other services. We are obligated to reimburse Wexford Capital LLC for all of its direct and indirect costs allocated to the performance of its duties and services under the agreement. We incurred general and administrative expenses of $403,629 and $1,166,449 in 2006 and 2005, respectively, pursuant to the agreement. Either party may terminate specific services or the agreement upon written notice to the other party. Wexford Capital LLC is the investment advisor or sub-advisor to investment funds that indirectly own and control DP1 and Valentis, which are holders of more than 5% of our capital stock. Joseph Jacobs, a member of our Board of Directors, is a managing member of Wexford Capital LLC and of certain affiliates of DP1, Valentis, Valentis Investors LLC, Wexford Spectrum Investors LLC, Wexford Catalyst Investors LLC and Debello Investors LLC that own or control DP1, Valentis, Valentis Investors LLC, Wexford Spectrum Investors LLC, Wexford Catalyst Investors LLC and Debello Investors LLC.

Certain of our subsidiary companies reimbursed Digital Power Management for an aggregate of $442,955 in 2005 prior to our acquisition of those companies for certain expenses associated with providing such companies management, legal, accounting, back office and other services. These payments were terminated by each of these companies after being acquired by us. In addition, we have reimbursed Digital Power Management for an aggregate of $1,754,549 since 2005 for certain expenses allocated to it by Wexford Capital LLC.

Indemnification Agreements

We have entered into an indemnification agreement with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law.

Investors’ Rights Agreement

Certain holders of our stock are entitled to registration and certain other rights with respect to Common Stock. See “Description of Capital Stock—Registration Rights.” Of our directors and officers, Mr. Cumming, as an individual stockholder, has registration rights.

Support Agreement

Certain holders of our stock have entered into a support agreement pursuant to which they agreed to vote their shares in favor of certain of our acquisitions. Such holders have also agreed to vote in favor of additional sales of our series A preferred stock to DP1, LLC and its affiliates for a period of two years following the date of the agreement. The support agreement will terminate upon the completion of this offering.

Right of First Refusal, Co-Sale and Voting Agreement

Certain holders of our stock have entered into a right of first refusal, co-sale and voting agreement pursuant to which they have agreed to elect our Chief Executive Officer, or president, if there is no Chief Executive Officer, and Colin Cumming to our Board of Directors. Such holders have also agreed to vote in favor of certain transactions approved by our Board of Directors and fifty percent of our outstanding capital stock. The right of first refusal, co-sale and voting agreement will terminate upon the completion of this offering.

PRINCIPAL STOCKHOLDERS

The following table provides information about the beneficial ownership of our common stock as of September 30, 2007, by:

•	each person or entity known by us to own beneficially more than five percent of our common stock;

•	each of the named executive officers;

•	each of our directors; and

•	all of our executive officers and directors as a group.

In accordance with SEC rules, beneficial ownership includes any shares for which a person or entity has sole or shared voting power or investment power and any shares for which the person or entity has the right to acquire beneficial ownership within 60 days after September 30, 2007 through the exercise of any option or otherwise. Except as noted below, we believe that the persons named in the table have sole voting and investment power with respect to the shares of common stock set forth opposite their names. Percentage of beneficial ownership is based on 9,870,626 shares of common stock outstanding as of September 30, 2007 plus 18,525,595 shares of common stock into which our outstanding preferred stock will convert upon completion of this offering, and with respect to shares beneficially owned after this offering, 5,000,000 shares of common stock to be issued in this offering, assuming no exercise of the underwriters’ option, and 75,718 shares of restricted stock that will vest upon completion of the offering. All shares included in the “Right to Acquire” column represent shares subject to outstanding stock options and warrants that are exercisable within 60 days after September 30, 2007. The address of our executive officers and directors is in care of ICx Technologies, Inc., 2100 Crystal Drive, Suite 650, Arlington, Virginia 22202. The address of the entities affiliated with Wexford Capital LLC is in care of Wexford Capital LLC, 411 West Putnam Avenue, Greenwich, Connecticut 06830.

	Shares Beneficially Owned Before Offering				Shares Beneficially Owned After Offering
	Outstanding	Right to Acquire	Total	Percent	Outstanding	Right to Acquire	Total	Percent
5% Stockholders, directors and executive officers
Entities affiliated with Wexford Capital LLC (1)	21,533,221	376,250	21,909,471	75.9%	21,533,221	376,250	21,909,471	64.7%
Mark P. Mills (1)(2)	21,533,221	421,875	21,955,096	76.0%	21,533,221	421,875	21,955,096	64.8%
Hans C. Kobler (1)(3)	21,533,221	468,751	22,001,972	76.0%	21,533,221	468,751	22,001,972	64.8%
Colin J. Cumming (4)	1,112,099	40,000	1,152,099	4.0%	1,112,099	40,000	1,152,099	*
Douglas Knight (5)	29,000	—	29,000	*	2,900	—	2,900	*
Daniel L. Manitakos (6)	65,000	19,792	84,792	*	65,000	19,792	84,792	*
Doman O. McArthur (7)	7,500	38,045	45,545	*	7,500	38,045	45,545	*
Daniel T. Mongan (8)	22,500	4,948	27,448	*	22,500	4,948	27,448	*
Deborah D. Mosier (9)	12,300	7,440	19,740	*	12,300	7,440	19,740	*
Kenneth Rapuano (10)	50,000	—	50,000	*	50,000	—	50,000	*
E. Spencer Abraham (11)	—	7,500	7,500	*	—	7,500	7,500	*
Joseph M. Jacobs (1) (12)	21,533,221	376,250	21,909,471	75.9%	21,533,221	376,250	21,909,471	64.7%
Robert A. Maginn, Jr. (11)	—	2,500	2,500	*	—	2,500	2,500	*
Mark L. Plaumann (11)	—	3,750	3,750	*	—	3,750	3,750	*
Rodney E. Slater (11)	—	5,000	5,000	*	—	5,000	5,000	*
All current directors and executive officers as a group (14 persons) (13)	1,298,399	267,100	1,565,499	5.4%	1,298,399	267,100	1,565,499	4.6%

*	Less than one percent.
(1)

Represents: (a) 14,318,239 shares of series A preferred stock convertible on a one-for-one basis into common stock and 2,557,927 shares of common stock held by DP1 LLC, (b) 1,316,713 shares of series A preferred stock convertible on a one-for-one basis into common stock, 1,360,343 shares of common stock and 375,000 shares of common stock issuable upon exercise of a warrant held by Valentis SB, L.P. (the Valentis Warrant), (c) 1,000,000 shares of series A preferred stock convertible on a one-for-one basis into common stock held by Wexford Spectrum Investors LLC, (d) 670,000 shares of series A preferred stock convertible on a one-for-one basis into common stock held by Wexford Catalyst Investors LLC, (e) 260,000 shares of series A preferred stock convertible on a one-for-one basis into common stock held by Debello Investors LLC, (f) 50,000 shares of series A preferred stock convertible on a one-for-one basis into common stock held by Mariner Voyager Master Fund, LTD, and (g) options to purchase 1,250 shares of common stock, which were initially issued to Mr. Joseph Jacobs and assigned by him to Wexford Capital LLC. Wexford Capital LLC is the manager or investment manager to DP1 LLC, Valentis SB, L.P., Wexford Spectrum Investors LLC, Wexford Catalyst Investors LLC, Debello Investors LLC and Mariner Voyager Master Fund, Ltd. (together, the Wexford Entities) and as such, may be deemed to beneficially own all the shares of that are owned by the Wexford Entities. Mr. Jacobs, as a managing member of Wexford Capital LLC, may be deemed to beneficially own all the shares of stock which are owned by the Wexford Entities. Wexford Capital LLC and Mr. Jacobs’ disclaims beneficial ownership of the securities owned by the Wexford Entities, except in Mr. Jacobs’ case, to the extent of his direct interest in each of the members of the Wexford Entities. Each of Messrs. Kobler and Mills may be deemed to have an indirect ownership interest in the Wexford Entities through their agreements with the Wexford Entities. Each of Messrs. Kobler and Mills disclaims beneficial ownership of these shares except to the extent of his pecuniary interest therein. The entities affiliated with Wexford Capital LLC will be entitled to certain rights with respect to registration of 21,533,221 shares, as described under “Description of Capital Stock—Registration Rights”.

(2)	Mr. Mills disclaims beneficial ownership of the 21,533,221 shares outstanding, which are owned by the Wexford Entities, except to the extent of his pecuniary interest therein. The right to acquire shares includes 46,875 shares that are subject to options that are immediately exercisable or exercisable within 60 days of September 30, 2007 and 375,000 shares relating to the Valentis Warrant of which Mr. Mills disclaims beneficial ownership except to the extent of his pecuniary interest therein. The entities affiliated with Wexford Capital LLC will be entitled to certain rights with respect to registration of 21,533,221 shares, as described under “Description of Capital Stock—Registration Rights”.
(3)	Mr. Kobler disclaims beneficial ownership of the 21,533,221 shares outstanding, which are owned by the Wexford Entities, except to the extent of his pecuniary interest therein. The right to acquire shares includes 93,751 shares that are subject to options that are immediately exercisable or exercisable within 60 days of September 30, 2007 and 375,000 shares relating to the Valentis Warrant of which Mr. Kobler disclaims beneficial ownership except to the extent of his pecuniary interest therein. The entities affiliated with Wexford Capital LLC will be entitled to certain rights with respect to registration of 21,533,221 shares, as described under “Description of Capital Stock—Registration Rights”.
(4)	Shares outstanding include 7,331 shares of unvested restricted stock that vest in two equal installments on March 15, 2008 and 2009. The right to acquire shares includes 40,000 shares subject to options that are immediately exercisable or exercisable within 60 days of September 30, 2007. Mr. Cumming will be entitled to certain rights with respect to registration of 1,089,957 shares, as described under “Description of Capital Stock—Registration Rights”.
(5)	Includes 21,750 shares of unvested restricted stock that vest in three equal installments on May 23, 2008, 2009 and 2010.
(6)	Shares outstanding include 50,000 shares of preferred stock and 10,000 shares of unvested restricted stock that vest in two equal installments on March 15, 2008 and 2009. The right to acquire shares includes 19,792 shares subject to options that are immediately exercisable or exercisable within 60 days of September 30, 2007.
(7)	Includes 5,000 shares of unvested restricted stock that vest in equal installments on March 15, 2008 and 2009.
(8)	Shares outstanding include 5,000 shares of preferred stock, 8,333 shares of unvested restricted stock that vest in two equal installments on March 15, 2008 and 2009 and 3,334 unvested restricted stock units that vest in two equal installments on August 2, 2008 and 2009. The right to acquire shares includes 4,948 shares subject to options that are immediately exercisable or exercisable within 60 days of September 30, 2007.
(9)	Shares outstanding include 5,000 shares of unvested restricted stock that vest in two equal installments on March 15, 2008 and 2009. The right to acquire shares includes 7,440 shares subject to options that are immediately exercisable or exercisable within 60 days of September 30, 2007.
(10)	Represents unvested restricted stock units; 25,000 units vest on August 2, 2008 with the remaining 37,500 units vesting in equal installments monthly thereafter.
(11)	Represents shares subject to options that are immediately exercisable or exercisable within 60 days of September 30, 2007.
(12)	Mr. Jacobs is a managing member of Wexford Capital LLC and of certain affiliates of the Wexford Entities. Wexford Capital LLC is an advisor or sub-advisor to the investment funds that indirectly own or control the Wexford Entities. Mr. Jacobs disclaims beneficial ownership of the 21,533,221 shares owned by the Wexford Entities and the shares relating to the Valentis Warrant except to the extent of his pecuniary interest therein. In addition, Mr. Jacobs has assigned to Wexford Capital LLC the option to purchase 1,250 shares of our common stock.
(13)	Shares outstanding exclude 21,533,221 shares owned by the Wexford Entities of which Messrs. Kobler, Mills and Jacobs disclaim beneficial ownership except to the extent of their pecuniary interests therein. Right to acquire shares includes 267,100 shares that are subject to options that are immediately exercisable or exercisable within 60 days of September 30, 2007 and excludes the option to purchase 1,250 shares of our common stock, which was issued to Mr. Jacobs and subsequently assigned by him to Wexford Capital LLC, and the shares relating to the Valentis Warrant of which Messrs. Kobler, Mills and Jacobs disclaim beneficial ownership except to the extent of their pecuniary interests therein.

DESCRIPTION OF CAPITAL STOCK

General Matters

Upon completion of this offering, we will be authorized to issue 250,000,000 shares of common stock, $0.001 par value, and 15,000,000 shares of undesignated preferred stock, $0.001 par value. The following is a summary description of our capital stock.

Common Stock

As of September 30, 2007, there were 28,471,939 shares of common stock outstanding, assuming the conversion of all outstanding shares of preferred stock into an aggregate of 18,525,595 shares of common stock and the inclusion of 75,718 shares of restricted stock that will vest upon completion of this offering. The outstanding shares were held of record by 186 stockholders.

Holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of common stock are entitled to receive their proportionate share of dividends, if any, declared from time to time by the Board of Directors out of funds legally available for that purpose, subject to any preferential dividend rights of any preferred stock then outstanding. See “Dividend Policy.” In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to their proportionate share of all assets remaining after payment of liabilities, after taking into consideration the prior distribution rights of any preferred stock then outstanding. Common stock has no preemptive or conversion rights or other subscription rights. No redemption or sinking fund provisions apply to the common stock. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock being offered by us will be fully paid and nonassessable as of the completion of this offering.

Preferred Stock

Immediately prior to this offering, our certificate of incorporation provided for one series of preferred stock. All outstanding shares of preferred stock will be converted into shares of common stock on a one-for-one basis upon the earlier of the election of the holders of a majority of our outstanding shares of preferred stock or immediately prior to the effective date of a qualifying offering, in accordance with the provisions of our certificate of incorporation governing the conversion of our preferred stock into common stock. All outstanding shares of preferred stock will convert to common stock on a one-for-one basis immediately prior to the effective date of this offering.

Upon the completion of this offering, our Board of Directors will be authorized, without stockholder approval, from time to time to issue up to 15,000,000 shares of preferred stock in one or more series, each of the series to have whatever rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, that the Board of Directors may determine. The rights of the holders of common stock will be affected by, and may be adversely affected by, the rights of holders of any preferred stock that we may issue in the future. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for others to acquire, or of discouraging others from attempting to acquire, a majority of our outstanding voting stock. We have no current plans to issue any shares of preferred stock.

Registration Rights

After completion of this offering, the holders of approximately 27,014,851 shares of common stock, or their permitted transferees, will be entitled to certain rights with respect to registration of their shares, or “registrable securities,” under the Securities Act.

The holders of a majority of the registrable securities have the right to request at any time that we register all or a portion of the registrable securities held by them having an aggregate value of at least $1,000,000 (based on the then current market price). In addition, after the effective date of the registration statement for this offering, so long as we are qualified to register securities on Form S-3 or any successor form, the holders of the registrable securities may require us to register registrable securities held by such requesting holders having an aggregate value of at least $1,000,000 (based on the then current market price). Furthermore, if we choose to register any of our shares of common stock or other securities for any public offering other than in connection with this offering, the holders of 27,014,851 shares of the registrable securities are entitled to include their registrable securities in the registration, subject to the right of the managing underwriter of such offering to reduce the number of shares to be registered in view of market conditions. We will pay all of the expenses of any registration, other than underwriting discounts and commissions. The registration rights described above will terminate on the tenth anniversary of the closing of this offering.

If our stockholders with registration rights cause a large number of securities to be registered and sold in the public market, those sales could cause the market price of our common stock to fall. If we were to initiate a registration and include registrable securities because of the exercise of registration rights, the inclusion of registrable securities could adversely affect our ability to raise capital.

Anti-Takeover Effects of Provisions of Delaware Law and Our Charter and Bylaws

Provisions of Delaware law and our certificate of incorporation and bylaws could make it more difficult to acquire us by means of a tender offer, a proxy contest, open market purchases, removal of incumbent directors and otherwise. These provisions, summarized below, are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the benefits of increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us outweigh the disadvantages of discouraging takeover or acquisition proposals because negotiation of these proposals could result in an improvement of their terms.

We must comply with Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the date the person became an interested stockholder, unless the business combination or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to an interested stockholder. An “interested stockholder” includes a person who, together with affiliates and associates, owns, or did own within three years before the determination of interested stockholder status, 15% or more of the corporation’s voting stock. The existence of this provision generally will have an anti-takeover effect for transactions not approved in advance by the Board of Directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

Our bylaws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders, including proposed nominations of candidates for election to our Board of Directors. These provisions may have the effect of deterring hostile takeovers or delaying changes in our control or management.

Transfer Agent and Registrar

The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

NASDAQ Global Market Listing

We have applied to have our common stock listed for trading and quotation on The NASDAQ Global Market under the trading symbol “ICXT.”

SHARES ELIGIBLE FOR FUTURE SALE

Before this offering, there has been no market for our common stock. We cannot predict the effect, if any, that sales of shares of common stock to the public or the availability of shares for sale to the public will have on the market price of the common stock prevailing from time to time. Nevertheless, if a significant number of shares of common stock are sold in the public market, or if people believe that such sales may occur, the prevailing market price of our common stock could decline and could impair our future ability to raise capital through the sale of our equity securities.

Upon completion of this offering, we will have outstanding 33,471,939 shares of common stock, assuming no exercise of outstanding options or warrants after September 30, 2007, but giving effect to the 75,718 shares of restricted stock that will vest upon the completion of the offering. Of these shares, the 5,000,000 shares sold in this offering will be freely tradable without restriction under the Securities Act, except for any shares purchased by our “affiliates”, as that term is defined in Rule 144 under the Securities Act.

The remaining shares of common stock were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act and are restricted securities. Of these shares, a total of 26,654,797 shares are subject to lock-up agreements with the underwriters that are described in the “Underwriting” section of this prospectus. The restrictions imposed by the lock-up agreements will be in effect for a period of at least 180 days after the date of this prospectus, subject to extension under certain circumstances for an additional period of up to 34 days, as described under “Underwriting—Lock-Up Agreements.” At any time and without notice, Lehman Brothers Inc. may, in its sole discretion, release some or all of the securities from these lock-up agreements. In addition, as of September 30, 2007, there were additional outstanding options to purchase 3,306,101 shares of common stock, 2,897,934 of which are subject to lock-up agreements with the underwriters or with us that prohibit their sale for at least 180 days. Also, as of September 30, 2007, we had a total of 346,590 shares of unvested restricted stock awards and restricted stock units. The following table describes the number of outstanding shares that will become eligible for sale in the public market on several relevant dates, assuming no extension of the lock-up agreements.

Relevant Dates	Number of Shares Eligible for Future Sale
On effective date	248,743
180 days after effective date	28,166,957
More than 181 days after effective date	32,725

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned restricted shares for at least one year, will be entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	one percent of the then outstanding shares of common stock (approximately 334,719 shares immediately after this offering); or

•	the average weekly trading volume during the four calendar weeks before the date on which the seller files a notice of the proposed sale with the SEC.

Sales under Rule 144 must also comply with manner-of-sale provisions and notice requirements and current information about us must be publicly available.

Rule 144(k)

Under Rule 144(k), a person who has not been an “affiliate” of ICx at any time during the three months before a sale, and who has beneficially owned the shares proposed to be sold for at least two years, generally including the holding period of any prior owner other than an “affiliate” from whom the holder acquired the shares for value, is entitled to sell those shares without complying with the manner of sale, notice filing, volume limitation or public information requirements of Rule 144. Therefore, unless otherwise restricted, shares eligible for sale under Rule 144(k) may be sold immediately upon the completion of this offering.

Rule 701

Any of our employees, officers, directors or consultants who purchased shares pursuant to a written compensatory plan or contract may be entitled to rely on the resale provisions of Rule 701. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 without having to comply with the holding period, public information, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus before selling those shares. A total of 254,705 of the Rule 701 shares are subject to lock-up agreements and will only become eligible for sale at the earlier of (1) the expiration of the 180-day lock-up agreements and (2) no sooner than 90 days after the offering upon obtaining the prior written consent of Lehman Brothers Inc.

Registration of Shares in Connection with Compensatory Benefit Plans

We are unable to estimate the number of shares that will be sold under Rules 144, 144(k) or 701 because that number will depend on the market price for the common stock, the personal circumstances of the sellers and other factors. Prior to the closing of this offering, we intend to file a registration statement on Form S-8 under the Securities Act covering, among other things, shares of common stock covered by outstanding options under our stock plans. Based on the number of shares covered by outstanding options as of September 30, 2007 and currently reserved for issuance under the stock plans, the registration statement would cover approximately 28 million shares. The registration statement will become effective upon filing. Accordingly, shares registered under the registration statement on Form S-8 will be available for sale in the open market immediately, after complying with Rule 144 volume limitations applicable to affiliates, with applicable lock-up agreements, and with the vesting requirements and restrictions on transfer affecting any shares that are subject to restricted stock awards.

Registration Rights

After the completion of this offering, holders of 27,014,851 shares of common stock will be entitled to specific rights to register those shares for sale in the public market. See “Description of Capital Stock—Registration Rights.” Registration of these shares under the Securities Act would result in the shares becoming freely tradable without restriction under the Securities Act, except for shares purchased by affiliates, immediately upon the effectiveness of the registration statement relating to such shares.

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS

FOR NON-U.S. HOLDERS OF COMMON STOCK

This section summarizes certain material U.S. federal income and estate tax considerations relating to the ownership and disposition of common stock to non-U.S. Holders. This summary does not provide a complete analysis of all potential tax considerations. The information provided below is based on existing authorities. These authorities may change, or the IRS might interpret the existing authorities differently. In either case, the tax considerations of owning or disposing of common stock could differ from those described below. For purposes of this summary, a “non-U.S. holder” is any beneficial owner of common stock other than an individual citizen or resident of the United States, a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) organized under the laws of the United States, the District of Columbia or any state, a trust that is (i) subject to the primary supervision of a U.S. court and the control of one of more U.S. persons or (ii) has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person, or an estate whose income is subject to U.S. income tax regardless of source. If a partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes) is a beneficial owner of common stock, the tax treatment of a partner in the partnership will depend upon the status of the partner and the activities of the partnership. The summary generally does not address tax considerations that may be relevant to particular investors because of their specific circumstances, or because they are subject to special rules. Finally, the summary does not describe the effects of any applicable foreign, state, or local laws.

INVESTORS CONSIDERING THE PURCHASE OF COMMON STOCK SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME AND ESTATE TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES OF FOREIGN, STATE, OR LOCAL LAWS, AND TAX TREATIES.

Dividends

Any dividend paid to a non-U.S. holder on our common stock will generally be subject to U.S. withholding tax at a 30 percent rate. The withholding tax might not apply, however, or might apply at a reduced rate, under the terms of an applicable income tax treaty between the United States and the non-U.S. holder’s country of residence. A non-U.S. holder must demonstrate its entitlement to treaty benefits by certifying its nonresident status. A non-U.S. holder can meet this certification requirement by providing a Form W-8BEN or appropriate substitute form to us or our paying agent. If the holder holds the stock through a financial institution or other agent acting on the holder’s behalf, the holder will be required to provide appropriate documentation to the agent. The holder’s agent will then be required to provide certification to us or our paying agent, either directly or through other intermediaries. For payments made to a foreign partnership (including any entity or arrangement treated as a partnership for U.S. federal income tax purposes), the certification requirements generally apply to the partners rather than to the partnership, and the partnership must provide the partners’ documentation to us or our paying agent. Special rules, described below, apply if a dividend is effectively connected with a U.S. trade or business conducted by the non-U.S. holder.

Sale of Common Stock

Non-U.S. holders will generally not be subject to U.S. federal income tax on any gains realized on the sale, exchange, or other disposition of common stock. This general rule, however, is subject to several exceptions. For example, the gain would be subject to U.S. federal income tax if:

•

the gain is effectively connected with the conduct by the non-U.S. holder of a U.S. trade or business or, if a treaty applies, is attributable to a permanent establishment of the non-U.S. holder in the United States (in which case the special rules described below under “—Dividends or Gain Effectively Connected with a U.S. Trade or Business” apply);

•

the non-U.S. holder is an individual who holds our common stock as a capital asset (generally, an asset held for investment purposes) and who is present in the United States for a period or periods aggregating

183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met (in which case an individual non-U.S. holder will be subject to a flat 30 percent tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the individual is not considered a resident of the United States);

•

the non-U.S. holder was a citizen or resident of the United States and thus is subject to special rules that apply to expatriates (in which case the non-U.S. holder should consult its own tax advisor to determine the U.S. federal, state, local and other tax consequences that may be relevant to such holder); or

•	the rules of the Foreign Investment in Real Property Tax Act (or FIRPTA) (described immediately below) treat the gain as effectively connected with a U.S. trade or business.

The FIRPTA rules may apply to a sale, exchange or other disposition of common stock if we are, or were within five years before the transaction, a “U.S. real property holding corporation” (or USRPHC). The determination of whether we are a USRPHC depends on the fair market value of our U.S. real property interests relative to the fair market value of our interests in real property located outside the United States and the fair market value of our other business assets. In general, we would be a USRPHC if interests in U.S. real estate comprised 50% or more of our assets. We do not believe that we are a USRPHC or that we will become one in the future. If we are or become a USRPHC, so long as our common stock is regularly traded on an established securities market, only a non-U.S. holder who, actually or constructively, holds or held (at any time during the shorter of the five year period preceding the date of disposition or the holder’s holding period) more than 5 percent of our common stock will be subject to U.S. federal income tax on the disposition of our common stock.

Dividends or Gain Effectively Connected with a U.S. Trade or Business

If any dividend on common stock, or gain from the sale, exchange or other disposition of common stock, is effectively connected with a U.S. trade or business conducted by the non-U.S. holder, then the dividend or gain will be subject to U.S. federal income tax at the regular graduated rates unless a specific treaty applies. If the non-U.S. holder is eligible for the benefits of a tax treaty between the United States and the holder’s country of residence, any “effectively connected” dividend or gain would generally be subject to U.S. federal income tax only if it is also attributable to a permanent establishment or fixed base maintained by the holder in the United States. Payments of dividends that are effectively connected with a U.S. trade or business, and therefore included in the gross income of a non-U.S. holder, will not be subject to the 30 percent withholding tax. To claim exemption from withholding, the holder must certify its qualification, which can be done by filing a Form W-8ECI. If the non-U.S. holder is a corporation, that portion of its earnings and profits that is effectively connected with its U.S. trade or business would generally be subject to a “branch profits tax.” The branch profits tax rate is generally 30 percent, although an applicable income tax treaty might provide for a lower rate.

U.S. Federal Estate Tax

The estates of nonresident alien individuals are generally subject to U.S. federal estate tax on property with a U.S. situs. Because we are a U.S. corporation, our common stock will be U.S. situs property and therefore will be included in the taxable estate of a nonresident alien decedent. The U.S. federal estate tax liability of the estate of a nonresident alien may be affected by a tax treaty between the United States and the decedent’s country of residence.

Backup Withholding and Information Reporting

The Internal Revenue Code and the Treasury regulations require those who make specified payments to report the payments to the IRS. Among the specified payments are dividends and proceeds paid by brokers to their customers. The required information returns enable the IRS to determine whether the recipient properly included the payments in income. This reporting regime is reinforced by “backup withholding” rules. These rules require the payors to withhold tax from payments subject to information reporting if the recipient fails to cooperate with the reporting regime by failing to provide his taxpayer identification number to the payor, furnishing an incorrect identification number, or repeatedly failing to report interest or dividends on his returns. The withholding tax rate is currently 28 percent. The backup withholding rules do not apply to payments to corporations, whether domestic or foreign.

We must report annually to the IRS any dividends paid to each non-U.S. holder and the tax withheld, if any, with respect to such dividends. Copies of these reports may be made available to tax authorities in the country where the non-U.S. holder resides. Payments to non-U.S. holders of dividends on common stock will generally not be subject to backup withholding, and payments of proceeds made to non-U.S. holders by a broker upon a sale of common stock will not be subject to information reporting or backup withholding, in each case so long as the non-U.S. holder certifies its nonresident status, unless the payer otherwise has knowledge or reason to know that the payee is a U.S. person. Some of the common means of certifying nonresident status are described under “—Dividends.”

Backup withholding is not an additional tax. Any amounts withheld from a payment to a holder of common stock under the backup withholding rules can be credited against any U.S. federal income tax liability of the holder. If withholding results in an overpayment of taxes, a refund may be obtained, provided that the required information is furnished to the IRS.

THE PRECEDING DISCUSSION OF U.S. FEDERAL INCOME TAX CONSIDERATIONS IS FOR GENERAL INFORMATION ONLY. IT IS NOT TAX ADVICE. EACH PROSPECTIVE INVESTOR SHOULD CONSULT ITS OWN TAX ADVISOR REGARDING THE PARTICULAR U.S. FEDERAL, STATE, LOCAL, AND FOREIGN TAX CONSEQUENCES OF PURCHASING, HOLDING, AND DISPOSING OF OUR COMMON STOCK, INCLUDING THE CONSEQUENCES OF ANY PROPOSED CHANGE IN APPLICABLE LAWS.

UNDERWRITING

Lehman Brothers Inc. is acting as the representative of the underwriters and sole book-running manager in connection with this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement, each of the underwriters named below has severally agreed to purchase from us the respective number of shares of common stock shown opposite its name below:

Underwriters	Number of Shares
Lehman Brothers Inc.
Goldman, Sachs & Co.
J.P. Morgan Securities Inc.
Morgan Keegan & Company, Inc.
Needham & Company, LLC

Total	5,000,000

The underwriting agreement provides that the underwriters’ obligation to purchase shares of common stock depends on the satisfaction of the conditions contained in the underwriting agreement, including:

•

the obligation to purchase all of the shares of common stock offered hereby (other than those shares of common stock covered by their option to purchase additional shares as described below), if any of the shares are purchased;

•	the representations and warranties made by us to the underwriters are true;

•	there is no material adverse change in our business or in the financial markets; and

•	we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to 750,000 additional shares. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the shares.

	No Exercise	Full Exercise
Per share	$	$

Total

The representative of the underwriters has advised us that the underwriters propose to offer the shares of common stock directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $              per share. After the offering, the representatives may change the offering price and other selling terms.

The expenses of this offering payable by us are estimated to be approximately $3.0 million (excluding underwriting discounts and commissions).

Option to Purchase Additional Shares

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus to purchase, from time to time, in whole or in part, up to an aggregate of 750,000 shares of common stock at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 750,000 shares of common stock in connection with this offering. To the extent that the underwriters exercise this option, each underwriter will be committed, so long as the conditions of the underwriting agreement are satisfied, to purchase a number of additional shares of common stock proportionate to that underwriter’s initial commitment as indicated in the preceding table, and we will be obligated to sell the additional shares of common stock to the underwriters. We have also granted affiliates of Wexford Capital, LLC, our principal stockholders, the option to sell up to 750,000 of their shares to the underwriters in place of our shares in the event the underwriters exercise their option to purchase additional shares from us.

Lock-Up Agreements

We, all of our directors and executive officers and holders of substantially all of our outstanding stock have agreed that, without the prior written consent of Lehman Brothers Inc., we and they will not directly or indirectly, (1) offer for sale, sell, pledge, or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any shares of our common stock (including, without limitation, shares of common stock that may be deemed to be beneficially owned by the undersigned in accordance with the rules and regulations of the Securities and Exchange Commission and shares of common stock that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common stock, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of shares of common stock or any other securities of the company, (3) make any demand for or exercise any right or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any shares of common stock or securities convertible into or exercisable or exchangeable for common stock, or (4) publicly disclose the intention to do any of these actions for a period of 180 days after the date of this prospectus.

Each of the lock-up agreements contain certain exceptions, including the disposition of shares of common stock purchased in open market transactions after the consummation of this offering and the adoption of a Rule 10b5-1 sales plan; provided, in each case, that no filing shall be required under the Exchange Act in connection with the transfer or disposition during the 180-day lock-up period.

The 180-day restricted period described in the preceding paragraph will be extended if:

(1) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs; or

(2) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period,

in which case the restrictions described in the preceding paragraph will continue to apply until the expiration of the 180-day period beginning on the issuance of the earnings release or the announcement of the material news or material event, unless such extension is waived in writing by Lehman Brothers Inc.

Lehman Brothers Inc., in its sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release common stock and other securities from lock-up agreements, Lehman Brothers Inc. will consider, among other factors, the holder’s reasons for requesting the release, the number of shares of common stock and other securities for which the release is being requested and market conditions at the time.

Offering Price Determination

Prior to this offering, there has been no public market for our common stock. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common stock, the representatives will consider:

•	the history and prospects for the industry in which we compete;

•	our financial information;

•	an assessment of management and our business potential and earning prospects;

•	the prevailing securities market conditions at the time of this offering; and

•	the recent market prices of, and the demand for, publicly traded shares of generally comparable companies.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, liabilities arising from breaches of the representations and warranties contained in the underwriting agreement, and to contribute to payments that the underwriters may be required to make for these liabilities.

Stabilization, Short Positions and Penalty Bids

The underwriters may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of our common stock, in accordance with Regulation M under the Securities Exchange Act of 1934:

•	Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

•

A short position involves a sale by the underwriters of shares in excess of the number of shares the underwriters are obligated to purchase in the offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of shares involved in the sales made by the underwriters in excess of the number of shares they are obligated to purchase is not greater than the number of shares that they may purchase by exercising their option to purchase additional shares. In a naked short position, the number of shares involved is greater than the number of shares in their option to purchase additional shares. The underwriters may close out any short position by either exercising their option to purchase additional shares and/or purchasing shares in the open market. In determining the source of shares to close out the short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option to purchase additional shares. A naked short position is more likely to be created if the underwriters are concerned that there could be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering.

•	Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions.

•

Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the common stock originally sold by the syndicate member is purchased in a stabilizing or syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of the common stock. As a result, the price of the common stock may be higher than the price that might otherwise exist in the open market. These transactions may be effected on The NASDAQ Global Market or otherwise and, if commenced, may be discontinued at any time.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make representation that the representatives will engage in these stabilizing transactions or that any transaction, once commenced, will not be discontinued without notice.

Electronic Distribution

A prospectus in electronic format may be made available on Internet sites or through other online services maintained by one or more of the underwriters and/or selling group members participating in this offering, or by their affiliates. In those cases, prospective investors may view offering terms online and, depending upon the particular underwriter or selling group member, prospective investors may be allowed to place orders online. The underwriters may agree with us to allocate a specific number of shares for sale to online brokerage account holders. Any such allocation for online distributions will be made by the representatives on the same basis as other allocations.

Other than the prospectus in electronic format, the information on any underwriter’s or selling group member’s web site and any information contained in any other web site maintained by an underwriter or selling group member is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or any underwriter or selling group member in its capacity as underwriter or selling group member and should not be relied upon by investors in deciding whether to purchase any shares of common stock.

The NASDAQ Global Market

We have applied to list our shares of common stock for quotation on The NASDAQ Global Market under the symbol “ICXT.”

Discretionary Sales

The underwriters have informed us that they do not intend to confirm sales to discretionary accounts that exceed 5% of the total number of shares offered by them.

Stamp Taxes

If you purchase shares of common stock offered in this prospectus, you may be required to pay stamp taxes and other charges under the laws and practices of the country of purchase, in addition to the offering price listed on the cover page of this prospectus.

Relationships

The underwriters may in the future perform investment banking and advisory services for us from time to time for which they may in the future receive customary fees and expenses. The underwriters may, from time to time, engage in transactions with or perform services for us in the ordinary course of their business.

Selling Restrictions

The common stock is being offered for sale in those jurisdictions in the United States, Europe and elsewhere where it is lawful to make such offers.

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a relevant member state), with effect from and including the date on which the Prospectus Directive is implemented in that relevant member state (the relevant implementation date) an offer of securities to the public in that relevant member state prior to the publication of a prospectus in relation to the securities that have been approved by the competent authority in that relevant member state or, where appropriate, approved in another relevant member state and notified to the competent authority in that relevant member state, all in accordance with the Prospectus Directive, except that, with effect from and including the relevant implementation date, an offer of securities maybe offered to the public in that relevant member state at any time:

•	to any legal entity that is authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;

•

to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than €43,000,000 and (3) an annual net turnover of more than €50,000,000, as shown in its last annual or consolidated accounts;

•	to fewer than 100 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of Lehman Brothers Inc. for any such offer; or

•	in any other circumstances which do not require the publication of a prospectus pursuant to Article 3 of the Prospectus Directive.

Each purchaser of securities described in this prospectus located within a relevant member state will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of Article 2(1)(e) of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in any relevant member state means the communication in any form and by any means of sufficient information on the terms of the offer and the securities to be offered so as to enable an investor to decide to purchase or subscribe the securities, as the expression may be varied in that member state by any measure implementing the Prospectus Directive in that member state and the expression “Prospectus Directive” means Directive 2003/71/EC and includes any relevant implementing measure in each relevant member state.

The sellers of the securities have not authorized and do not authorize the making of any offer of securities through any financial intermediary on their behalf, other than offers made by the underwriter with a view to the final placement of the securities as contemplated in this prospectus. Accordingly, no purchaser of the securities, other than the underwriter, is authorized to make any further offer of the securities on behalf of the sellers or the underwriter.

United Kingdom

This prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive (Qualified Investors) that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the Order) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant persons should not act or rely on this document or any of its contents.

LEGAL MATTERS

The validity of the issuance of the shares of common stock offered by this prospectus and certain other legal matters will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, New York, New York. A member of Wilson Sonsini Goodrich & Rosati and an investment limited liability company comprised of current and former members of, and persons associated with, Wilson Sonsini Goodrich & Rosati beneficially own an aggregate of 10,000 shares of our common stock.

EXPERTS

The consolidated financial statements of ICx Technologies, Inc. and Subsidiaries as of December 31, 2005 and 2006 and for each of the three years in the period ended December 31, 2006 included in this prospectus have been so included in reliance on the reports of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of DAQ Electronics, Inc. as of May 31, 2004 and 2003 and for the years then ended included in this prospectus have been so included in reliance on the reports of Elstein & Friedman, P.C., an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Digital Infrared Imaging, Inc. as of December 31, 2004 and 2003 and for the years then ended included in this prospectus have been so included in reliance on the reports of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of New Heights Manufacturing, Inc. as of December 31, 2004 and 2003 and for the years then ended included in this prospectus have been so included in reliance on the reports of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The consolidated financial statements of Nomadics, Inc. and Subsidiaries as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the reports of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Agentase, LLC as of December 31, 2004 and 2003 and for the years then ended included in this prospectus have been so included in reliance on the reports of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Thales Laser Diodes as of October 28, 2005 and December 31, 2004 and for the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004 included in this prospectus have been so included in reliance on the reports of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Griffin Analytical Technologies, Inc. as of December 31, 2004 and 2003 and for the years then ended included in this prospectus have been so included in reliance on the reports of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Mesosystems Technology, Inc. as of December 31, 2004 and 2003 and for the years then ended included in this prospectus have been so included in reliance on the reports of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Target Instruments, Inc. as of March 31, 2005 and December 31, 2004 and 2003 and for the three months ended March 31, 2005 and for the years ended December 31, 2004 and 2003 included in this prospectus have been so included in reliance on the reports of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The financial statements of target systemelectronic GmbH as of March 31, 2005 and for the year then ended included in this prospectus have been so included in reliance on the reports of Grant Thornton GmbH Wirtschaftsprüfungsgesellschaft, given on the authority of said firm as experts in auditing and accounting.

The financial statements of target systemelectronic GmbH as of November 14, 2005 and for the period from April 1, 2005 to November 14, 2005 included in this prospectus have been so included in reliance on the reports of Grant Thornton GmbH Wirtschaftsprüfungsgesellschaft, given on the authority of said firm as experts in auditing and accounting.

The financial statements of 360 Surveillance Inc. as of December 31, 2004 and 2003 and for the years then ended included in this prospectus have been so included in reliance on the reports of Norgaard Neale Camden Ltd., independent chartered accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of PBA Engineering Ltd. as of December 31, 2004 and 2003 and for the years then ended included in this prospectus have been so included in reliance on the reports of Norgaard Neale Camden Ltd., independent chartered accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Chilkoot Design Ltd. as of December 31, 2004 and 2003 and for the years then ended included in this prospectus have been so included in reliance on the reports of Norgaard Neale Camden Ltd., independent chartered accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Davidson Technologies Ltd. as of December 31, 2004 and 2003 and for the years then ended included in this prospectus have been so included in reliance on the reports of Norgaard Neale Camden Ltd., independent chartered accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Peter Boudreau & Associates Ltd. as of December 31, 2004 and 2003 and for the years then ended included in this prospectus have been so included in reliance on the reports of Norgaard Neale Camden Ltd., independent chartered accountants, given on the authority of said firm as experts in auditing and accounting.

The financial statements of Sensor Technologies & Systems, Inc. as of December 31, 2004 and 2003 and for each of the three years in the period ended December 31, 2004 included in this prospectus have been so included in reliance on the reports of Grant Thornton LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits, schedules and amendments filed with the registration statement, under the Securities Act of 1933 with respect to the shares of our common stock to be sold in this offering. This prospectus does not contain all of the information set forth in the registration statement and exhibits and schedules to the registration statement. For further information with respect to our company and the shares of our common stock to be sold in this offering, reference is made to the registration statement, including the exhibits to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document referred to in this prospectus are not necessarily complete and, where that contract is an exhibit to the registration statement, each statement is qualified in all respects by the exhibit to which the reference relates. Copies of the registration statement, including the exhibits and schedules to the registration statement, may be examined without charge at the public reference room of the SEC, 100 F Street, N.E., Room 1580, Washington, DC 20549. Information about the operation of the public reference room may be obtained by calling the SEC at 1-800-SEC-0330 or (202) 551-8090. Copies of all or a portion of the registration statement can be obtained from the public reference room of the SEC upon payment of prescribed fees. Our SEC filings, including our registration statement, will also available to you on the SEC’s web site, www.sec.gov. As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will file annual, quarterly and other periodic reports and proxy statements and will make available to our stockholders quarterly reports for the first three quarters of each fiscal year containing unaudited interim financial information.

ICx TECHNOLOGIES, INC.

INDEX TO FINANCIAL STATEMENTS

Page
ICx Technologies, Inc. and Subsidiaries Audited Consolidated Financial Statements for the Fiscal Years Ended December 31, 2006, 2005 and 2004	F-3
Report of Independent Registered Public Accounting Firm	F-4
Consolidated Balance Sheets at December 31, 2006 and 2005	F-5
Consolidated Statements of Operations and Comprehensive Loss at December 31, 2006, 2005 and 2004	F-6
Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders’ (Deficit) Equity at January 1, 2004, December 31, 2004, December 31, 2005 and December 31, 2006	F-7
Consolidated Statements of Cash Flows for the Years Ended December 31, 2006, 2005 and 2004	F-8
Notes to Consolidated Financial Statements	F-9

ICx Technologies, Inc. and Subsidiaries Unaudited Consolidated Financial Statements for the Nine Month Periods Ended September 30, 2007 and 2006	F-39
Consolidated Balance Sheets at September 30, 2007 and December 31, 2006	F-41
Consolidated Statements of Operations and Comprehensive Loss at September 30, 2007 and 2006	F-42
Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders’ (Deficit) Equity at December 31, 2006 and September 30, 2007	F-43
Consolidated Statements of Cash Flows for the Nine Months Ended September 30, 2007 and 2006	F-44
Notes to Unaudited Consolidated Financial Statements	F-45

DAQ Electronics, Inc. Audited Financial Statements for the Fiscal Years Ended May 31, 2004 and 2003	F-55

DAQ Electronics, Inc. Unaudited Financial Statements for the Nine Months Ended February 28, 2005 and 2004	F-69

Digital Infrared Imaging, Inc. Audited Financial Statements for the Fiscal Years Ended December 31, 2004 and 2003	F-76

Digital Infrared Imaging, Inc. Unaudited Financial Statements for the Six Months Ended June 30, 2005 and 2004	F-90

New Heights Manufacturing, Inc. Audited Financial Statements for the Fiscal Years Ended December 31, 2004 and 2003	F-99

New Heights Manufacturing, Inc. Unaudited Financial Statements for the Six Months Ended June 30, 2005 and 2004	F-111

Nomadics, Inc. and Subsidiaries Audited Consolidated Financial Statements as of December 31, 2004 and 2003 and for the Three Year Period ended December 31, 2004	F-117

Nomadics, Inc. and Subsidiaries Unaudited Consolidated Financial Statements for the Six Months Ended June 30, 2005 and 2004	F-134

Agentase, LLC Audited Financial Statements for the Fiscal Years Ended December 31, 2004 and 2003	F-144

Agentase, LLC Unaudited Financial Statements for the Six Months Ended June 30, 2005 and 2004	F-156

Thales Laser Diodes Audited Financial Statements for the Period Ended October 28, 2005 and the Fiscal Year Ended December 31, 2004	F-164

Griffin Analytical Technologies, Inc. Audited Financial Statements for the Fiscal Years Ended December 31, 2004 and 2003	F-181

ICx TECHNOLOGIES, INC.

INDEX TO FINANCIAL STATEMENTS (CONTINUED)

Page
Griffin Analytical Technologies, Inc. Unaudited Financial Statements for the Nine Months Ended September 30, 2005 and 2004	F-195

Mesosystems Technology, Inc. Audited Financial Statements for the Fiscal Years Ended December 31, 2004 and 2003	F-202

Mesosystems Technology, Inc. Unaudited Financial Statements for the Nine Months Ended September 30, 2005 and 2004	F-222

Target Instruments, Inc. Audited Financial Statements for the Three Months Ended March 31, 2005 and for the Fiscal Years Ended December 31, 2004 and 2003	F-231

Target Instruments, Inc. Unaudited Financial Statements for the Nine Months Ended September 30, 2005 and 2004	F-244

Target systemelectronic GmbH Audited Financial Statements for the Fiscal Year Ended March 31, 2005	F-251

Target systemelectronic GmbH Audited Financial Statements for the Period from April 1, 2005 to November 14, 2005	F-264

360 Surveillance Inc. Audited Financial Statements for the Fiscal Year Ended December 31, 2004	F-277

360 Surveillance Inc. Unaudited Financial Statements for the Nine Months Ended September 30, 2005 and 2004	F-286

PBA Engineering Ltd. Audited Financial Statements for the Fiscal Year Ended December 31, 2004	F-292

PBA Engineering Ltd. Unaudited Financial Statements for the Nine Months Ended September 30, 2005 and 2004	F-302

Chilkoot Design Ltd. Audited Financial Statements for the Fiscal Year Ended December 31, 2004	F-308

Chilkoot Design Ltd. Unaudited Financial Statements for the Nine Months Ended September 30, 2005 and 2004	F-318

Davidson Technologies Ltd. Audited Financial Statements for the Fiscal Year Ended December 31, 2004	F-324

Davidson Technologies Ltd. Unaudited Financial Statements for the Nine Months Ended September 30, 2005 and 2004	F-333

Peter Boudreau & Associates Ltd. Audited Financial Statements for the Fiscal Year Ended December 31, 2004	F-339

Peter Boudreau & Associates Ltd. Unaudited Financial Statements for the Nine Months Ended September 30, 2005 and 2004	F-349

Sensor Technologies & Systems, Inc. Audited Financial Statements for the Fiscal Years Ended December 31, 2004 and 2003	F-355

Sensor Technologies & Systems, Inc. Unaudited Financial Statements for the Nine Months Ended September 30, 2005 and 2004	F-374

ICX TECHNOLOGIES, INC. AND SUBSIDIARIES

Audited Consolidated Financial Statements

Fiscal Years Ended December 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm

The Board of Directors

ICx Technologies, Inc. and Subsidiaries

We have audited the accompanying consolidated balance sheets of ICx Technologies, Inc. and Subsidiaries (the “Company”) as of December 31, 2006 and 2005, and the related consolidated statements of operations and comprehensive loss, convertible redeemable preferred stock and stockholders’ (deficit) equity, and cash flows for the years ended December 31, 2006, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an audit opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of the Company at December 31, 2006 and 2005, and the results of their operations and their cash flows for the years ended December 31, 2006, 2005 and 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1(p) to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 123(R), Share-Based Payment, on a modified prospective basis effective January 1, 2006.

Oklahoma City, Oklahoma

June 20, 2007 (except for the reverse stock split disclosure in Note 1(b) and the effects thereof, as to which the date is November     , 2007).

The foregoing auditors’ report is in the form that will be signed upon consummation of the reverse stock split described in Note 1 to the consolidated financial statements.

/s/    GRANT THORNTON LLP

Oklahoma City, Oklahoma

November 1, 2007

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	December 31,
	2006	2005
Assets
Current assets:
Cash and cash equivalents	$7,236,005	$23,354,375
Trade accounts receivable, net	22,461,118	13,179,866
Inventories	13,710,540	11,000,204
Deferred income taxes	350,885	248,143
Prepaid expenses and other current assets	7,711,160	3,707,934
Current assets of discontinued operations	7,512,660	5,008,960

Total current assets	58,982,368	56,499,482
Property, plant and equipment, net	6,208,612	4,326,185
Intangible assets, net	37,026,754	51,036,458
Goodwill	62,882,959	118,512,600
Other assets	1,696,195	717,639
Noncurrent assets of discontinued operations	17,450,677	36,376,981

Total assets	$184,247,565	$267,469,345

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Notes payable	$1,010,577	$1,679,908
Lines of credit	1,686,585	1,952,532
Current portion of long-term debt	206,648	231,731
Accounts payable	9,543,300	11,113,494
Accrued payroll expenses	5,642,166	4,720,913
Accrued expenses and other current liabilities	4,883,904	4,846,913
Deferred revenue	2,813,967	2,025,192
Current liabilities of discontinued operations	5,883,559	5,856,835

Total current liabilities	31,670,706	32,427,518
Long-term debt	449,482	508,121
Deferred income taxes	3,561,213	3,876,207
Other liabilities	2,191,148	536,596
Noncurrent liabilities of discontinued operations	149,670	478,303

Total liabilities	38,022,219	37,826,745

Commitments and Contingencies
Series A Convertible Redeemable Preferred Stock, par value $.001 per share—authorized 20,500,000 and 15,000,000 shares in 2006 and 2005, respectively; issued and outstanding 18,175,595 and 14,972,595 shares in 2006 and 2005, respectively; liquidation preference $181,755,950 and $149,725,950 at December 31, 2006 and 2005, respectively	197,732,187	151,831,142

Stockholder’s (Deficit) Equity:
Common stock, par value $.001 per share, authorized 60,000,000 shares in 2006 and 2005; issued and outstanding 9,758,101 and 9,059,880 shares in 2006 and 2005, respectively	9,758	9,060
Additional paid-in capital	95,068,322	97,936,659
Accumulated deficit	(147,625,816)	(20,137,573)
Accumulated other comprehensive income	1,040,895	3,312

Total stockholders’ (deficit) equity	(51,506,841)	77,811,458

Total liabilities and stockholders’ (deficit) equity	$184,247,565	$267,469,345

The accompanying notes are an integral part of these consolidated financial statements.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

	Year Ended December 31,
	2006	2005	2004
Revenues:
Product revenues	$59,340,919	$20,439,221	$928,688
Contract research and development revenues	25,694,492	10,435,939	2,128,232
Maintenance, service and other revenues	5,124,689	524,846	—

Total revenues	90,160,100	31,400,006	3,056,920
Cost of revenues:
Cost of product revenues	31,329,376	11,202,658	1,086,468
Cost of contract research and development revenues	15,839,575	6,134,782	1,275,565
Cost of maintenance, service and other revenues	2,843,196	253,079	—

Total cost of revenue	50,012,147	17,590,519	2,362,033

Gross profit	40,147,953	13,809,487	694,887

Operating expenses:
General and administrative	37,744,866	11,264,936	1,312,373
Sales and marketing	17,678,802	3,524,164	858,622
Research and development	14,501,426	4,956,555	1,968,663
Goodwill impairment loss	66,042,882	—	—
Depreciation and amortization	17,235,550	5,289,392	825,071
Acquired in-process research and development	—	2,300,000	—
Loss in equity method investees	—	839,639	486,889

Total operating expenses	153,203,526	28,174,686	5,451,618

Operating loss	(113,055,573)	(14,365,199)	(4,756,731)

Other income (expense):
Interest income	370,882	125,701	21,145
Interest expense	(372,385)	(144,599)	(1,200)
Other, net	1,039,266	(98,377)	111,214

Total other income (expense)	1,037,763	(117,275)	131,159

Loss before minority interest in subsidiaries’ loss and income taxes	(112,017,810)	(14,482,474)	(4,625,572)
Minority interest in subsidiaries’ loss	—	(639,003)	(962,200)

Loss before income taxes	(112,017,810)	(13,843,471)	(3,663,372)
Income tax expense (benefit)	(295,452)	(1,942,987)	—

Loss from continuing operations	$(111,722,358)	$(11,900,484)	$(3,663,372)
Loss on discontinued operations, net of tax	(18,903,365)	(2,852,286)	(1,386,111)
Gain on sale of discontinued operations, net of tax	3,137,480	—	—

Net loss	$(127,488,243)	$(14,752,770)	$(5,049,483)

Other comprehensive income
Foreign currency translation adjustment, net of tax of $254,976 for 2006 and $0 for 2005 and 2004	1,037,583	3,312	—

Comprehensive loss	$(126,450,660)	$(14,749,458)	$(5,049,483)

Net loss	$(127,488,243)	$(14,752,770)	$(5,049,483)

Less: Preferred stock dividends including accretion	9,479,965	5,561,953	—

Net loss attributable to common stockholders	$(136,968,208)	$(20,314,723)	$(5,049,483)

Net loss per common share:
Basic and diluted	$(14.94)	$(6.63)

Pro forma net loss per common share (unaudited):
Basic and diluted	$(4.99)

The accompanying notes are an integral part of these consolidated financial statements.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders’ (Deficit) Equity

			Stockholders’ (Deficit) Equity
	Series A Convertible Redeemable Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount
Balance as of January 1, 2004	—	$—	—	$—	$3,357,902	$(335,320)	$—	$3,022,582
Contributed capital	—	—	—	—	13,785,093	—	—	13,785,093
Comprehensive loss:
Net loss	—	—	—	—	—	(5,049,483)	—	(5,049,483)

Total comprehensive loss	—	—	—	—	—	(5,049,483)	—	(5,049,483)

Balance as of December 31, 2004	—	—	—	—	17,142,995	(5,384,803)	—	11,758,192
Contributed capital	—	—	—	—	4,976,491	—	—	4,976,491
Comprehensive income (loss):
Foreign currency translation, net of tax	—	—	—	—	—	—	3,312	3,312

Total comprehensive loss	—	—	—	—	—	(14,752,770)	3,312	(14,749,458)
Issuances of convertible preferred stock:
Business combinations	2,661,035	26,610,354	—	—	(3,456,765)	—	—	(3,456,765)
Stock purchase agreements	12,311,560	123,115,600	—	—	—	—	—	—
Accretion to redemption value	—	2,105,188	—	—	(2,105,188)	—	—	(2,105,188)
Issuances of common stock:
Business combinations	—	—	8,206,114	8,206	68,454,740	—	—	68,462,946
Stock options	—	—	35,165	35	52,316	—	—	52,351
Stock purchase agreements	—	—	38,601	39	385,971	—	—	386,010
Forward stock split (1:7,800)	—	—	780,000	780	(780)	—	—	—
Stock options and warrants assumed and granted in connection with business combinations	—	—	—	—	11,412,566	—	—	11,412,566
Amortization of deferred stock based compensation	—	—	—	—	1,074,313	—	—	1,074,313

Balances at December 31, 2005	14,972,595	$151,831,142	9,059,880	$9,060	$97,936,659	$(20,137,573)	$3,312	$77,811,458

Comprehensive income (loss):
Net loss	—	—	—	—	—	(127,488,243)	—	(127,488,243)
Foreign currency translation, net of tax	—	—	—	—	—	—	1,037,583	1,037,583

Total comprehensive loss	—	—	—	—	—	(127,488,243)	1,037,583	(126,450,660)
Issuance of convertible preferred stock:
Stock purchase agreement	3,203,000	36,421,080	—	—	(4,391,080)	—	—	(4,391,080)
Accretion to redemption value	—	9,479,965	—	—	(9,479,965)	—	—	(9,479,965)
Issuances of common stock:
Business combinations	—	—	585,412	585	5,802,480	—	—	5,803,065
Stock options	—	—	112,809	113	117,665	—	—	117,778
Stock options assumed and granted in connection with business combinations	—	—	—	—	182,031	—	—	182,031
Stock based compensation	—	—	—	—	4,900,532	—	—	4,900,532

Balances at December 31, 2006	18,175,595	$197,732,187	9,758,101	$9,758	$95,068,322	$(147,625,816)	$1,040,895	$(51,506,841)

The accompanying notes are an integral part of these consolidated financial statements.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Year Ended December 31,
	2006	2005	2004
Operating activities:
Net loss	$(127,488,243)	$(14,752,770)	$(5,049,483)
Gain on disposal of discontinued operations	(3,137,480)	—	—
Loss on discontinued operations, net of tax	18,903,365	2,852,286	1,386,111

Loss on continuing operations, net of tax	(111,722,358)	(11,900,484)	(3,663,372)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	4,900,532	1,074,313	—
Depreciation and amortization	17,235,550	5,289,392	825,071
Acquired in-process research and development	—	2,300,000	—
Minority interest in subsidiaries’ loss	—	(639,003)	(962,200)
Deferred income taxes	(526,085)	(2,031,017)	—
Goodwill impairment loss	66,042,882	—	—
Loss in equity method investees	—	839,639	486,889
Changes in operating assets and liabilities:
Trade accounts receivable, net	(7,216,905)	(4,865,899)	(435,636)
Inventories	(2,322,141)	670,206	442,916
Prepaid expenses and other assets	(1,870,324)	1,687,667	(233,522)
Accounts payable	(2,729,685)	1,772,972	357,698
Accrued expenses and other liabilities	(327,388)	(1,684,151)	(796,071)
Deferred revenue	793,689	316,159	(20,069)

Net cash used in continuing operating activities	(37,742,233)	(7,170,206)	(3,998,296)
Cash used in operation of discontinued operations	(5,445,837)	(2,827,457)	(956,715)

Net cash used in operating activities	(43,188,070)	(9,997,663)	(4,955,011)

Investing activities:
Purchases of property, plant and equipment	(4,786,322)	(1,775,671)	(529,334)
Business combinations, nets of cash acquired	(4,160,580)	(90,405,811)	—
Investment in equity method investees	—	—	(8,000,000)

Net cash used in continuing investing activities	(8,946,902)	(92,181,482)	(8,529,334)
Proceeds from the sale of discontinued operations	4,272,200	—	—

Net cash used in investing activities	(4,674,702)	(92,181,482)	(8,529,334)

Financing activities:
Proceeds from issuance of preferred stock	32,030,000	122,128,100	—
Proceeds from issuance of common stock	117,778	438,361	—
Borrowings under lines of credit	18,703,377	2,724,883	—
Repayments under lines of credit	(18,969,324)	(4,461,221)	—
Proceeds from notes payable and long-term debt	691,961	—	—
Repayments of notes payable and long-term debt	(1,494,142)	(1,622,474)	(154,689)
Capital contributions	—	4,976,491	13,785,093
Other, Net	370,045	(143,452)	765,511

Net cash provided by financing activities	31,449,695	124,040,688	14,395,915

Effect of foreign exchange rate on cash	294,707	—	—

Net change in cash and cash equivalents	(16,118,370)	21,861,543	911,570
Cash and cash equivalents at beginning of year	23,354,375	1,492,832	581,262

Cash and cash equivalents at end of year	$7,236,005	$23,354,375	$1,492,832

The accompanying notes are an integral part of these consolidate financial statements.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements

December 31, 2006, 2005 and 2004

1. Description of the Business and Summary of Significant Accounting Policies

(a) General

ICx Technologies, Inc. and Subsidiaries (“ICx” or “Company”) was incorporated in the State of Delaware in 2003 to acquire, develop, and coordinate the operations of security technology companies. ICx provides governmental agencies and private industry with advanced surveillance and detection systems that detect chemical, biological, radiological, nuclear, and explosive materials. These technologies are used in nuclear power plants, military installations, natural gas storage systems and pipelines, shopping malls, public transportation systems, and port facilities.

The holders of a majority of ICx’ capital stock, DP1, LLC (“DP1”) and Valentis SB, L.P. (“Valentis”), are under the common control of Wexford Capital, LLC (“Wexford”), which is an SEC registered investment advisor. As more fully described in Notes 3 and 4, ICx acquired two companies in 2006, eleven companies in 2005, and completed the acquisition of five other companies in 2005. Of the five companies in which acquisitions were completed in 2005, DP1 and/or Valentis collectively held controlling ownership interests in Nuvonyx, Inc. (“Nuvonyx”) since January 24, 2003, Amphitech Holdings, Corp. (“Amphitech”) since November 6, 2003, and Ion Optics, Inc., (“Ion Optics”) since January 16, 2004. Additionally, DP1 and Valentis collectively held non-controlling ownership interests ranging from 27.02% to 40.14% in Nomadics, Inc. (“Nomadics”) and non-controlling ownership interests of 31.75% in Digital Infrared Imaging, Inc. (“DII”) since February 18, 2004, and July 9, 2004, respectively. In 2005, DP1 and/or Valentis exchanged the capital stock that they held in these five companies for capital stock of ICx. Accordingly, the financial position and results of operations of Nuvonyx, Amphitech, and Ion Optics have been consolidated into the accompanying financial statements from their respective controlling ownership dates in 2003 and 2004, and Nomadics and DII have been accounted for using the equity method of accounting from their respective non-controlling ownership dates in 2004 through ICx’ completion of their final acquisitions on August 24, 2005. For presentation purposes all equity transactions prior to 2005 were reported as contributed capital in the accompanying financial statements. All acquisitions in 2006, 2005 and common control companies in 2004 and 2003 have been accounted for pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations.

As more fully described in Note 10, the Company’s Board of Directors approved a plan in 2006 for the sale of three companies, including Nuvonyx. Accordingly the operating results of those three companies are included as discontinued operations, and the related assets and liabilities are included as held for discontinued operations for all periods presented in the accompanying consolidated financial statements.

(b) Reverse Stock Split

On October 23, 2007, the Company’s Board of Directors approved a one-for-two reverse stock split of the Company’s outstanding common stock which is subject to shareholder approval and will become effective prior to the effectiveness of the registration statement for the Company’s contemplated initial public offering. All common shares and per share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split. The effects of the reverse split of the Company’s common stock described have also been reflected retroactively in the presentation of all preferred shares and per share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements based on the preferred conversation ratio described in Note 8.

(c) Principles of Consolidation

In 2006 and 2005, the accompanying consolidated financial statements include the accounts of ICx and its wholly-owned subsidiaries as listed in Note 4. The 2004 consolidated financial statements include accounts of all

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

subsidiaries in which the Company had the ability to control operating and financial policies. All intercompany transactions and accounts have been eliminated in consolidation. The Company uses the equity method of accounting for investments in entities in which the Company has significant influence over operating and financial policies which represents equity ownership of at least 20% and not more than 50%.

(d) Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e) Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with an original maturity of three months or less when purchased. The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk on cash and cash equivalents.

(f) Allowance for Trade Accounts and Notes Receivable

The Company extends credit to customers in accordance with normal industry standards and terms. The Company establishes an allowance for doubtful accounts based on known factors surrounding the credit risk of specific customers, historical trends and other information. Changes in the allowance for doubtful accounts are the result of write-offs of uncollectible receivables and provisions for bad debts. Trade accounts receivable balances are not collateralized, and the Company generally does not charge interest on past due receivables. At December 31, 2006 and 2005, trade accounts receivable, net was comprised of the following:

	At December 31,
	2006	2005
U.S. government	$6,773,952	$5,148,853
Commercial and other	15,871,086	8,138,576

	$22,645,038	$13,287,429
Allowance for doubtful accounts	(183,920)	(107,563)

Trade accounts receivable, net	$22,461,118	$13,179,866

Except for the U.S. government, no one customer accounted for 10% or greater of the net trade accounts receivable balance at December 31, 2006 or December 31, 2005.

See Note 10 for discussion regarding notes receivable.

(g) Inventories

Inventory primarily consists of raw material, work in process, and finished goods related to advanced surveillance and monitoring systems and detection systems that detect chemical, biological, radiological, nuclear, and explosive materials. Inventories are stated at the lower of cost (first-in, first-out basis) or market. The Company writes down inventories for obsolescence equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. Any write-downs are charged to operations as incurred. Manufacturing overhead is allocated to inventory and cost of revenues based on a variable of direct labor.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

At December 31, 2006 and 2005, inventories were comprised of the following:

	At December 31,
	2006	2005
Raw materials	$8,301,312	$5,621,977
Work in progress	3,065,515	1,710,146
Finished goods	2,644,209	3,739,226

	$14,011,036	$11,071,349
Reserve for obsolescence	(300,496)	(71,145)

	$13,710,540	$11,000,204

(h) Fair Value of Financial Instruments

The Company considers cash and cash equivalents, trade accounts receivable, accounts payable, and accrued expenses to be financial instruments in which the carrying amounts represent fair value because of the short-term nature of the accounts. The Company also considers notes payable, lines of credit, and long-term debt to be financial instruments in which the carrying amounts approximate fair value because of their short-term nature, variable interest rates or rates that approximate market.

(i) Property, Plant, and Equipment

Property, plant, and equipment are stated at acquisition date fair values pursuant to various business combinations as more fully described in Note 4 plus the cost of any expenditures subsequent to acquisitions. Expenditures which materially increase values, change capacities, or extend useful lives are capitalized. Expenditures for maintenance and repairs are expensed when incurred. Depreciation is calculated using straight line and accelerated methods once the assets are placed in service. The Company provides for depreciation over the following estimated useful lives: building and improvements—10 to 30 years; furniture and equipment—3 to 7 years; computer equipment and software—1 to 5 years. Leasehold improvements are amortized over the lesser of the life of the asset or the lease term.

At December 31, 2006 and 2005, property, plant, and equipment consisted of the following:

	At December 31,
	2006	2005
Land	$49,592	$49,592
Buildings and improvements	988,295	314,731
Furniture and equipment	4,503,006	2,204,178
Computer equipment and software	1,977,833	1,243,323
Leasehold improvements	1,371,006	1,126,570
Assets not yet placed in service	239,383	—

	$9,129,115	$4,938,394
Accumulated depreciation	(2,920,503)	(612,209)

	$6,208,612	$4,326,185

Depreciation expense was $2,319,720, $515,339, and $91,030 for the years ended December 31, 2006, 2005, and 2004, respectively.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(j) Goodwill and Other Intangible Assets

Goodwill is not amortized, but instead is tested for impairment at least annually. Intangible assets are amortized over their respective estimated useful lives ranging from one to ten years. The Company has no intangible assets with indefinite useful lives.

It is the Company’s policy to evaluate its recorded goodwill for possible impairment on an annual basis, or earlier if an indicator of impairment arises. Management uses a number of different criteria when evaluating an asset for possible impairment. Indicators such as significant decreases in a reporting unit’s book value, cash flows which cannot be resolved or improved within a reasonable amount of time, sustained operating losses, adverse changes in the business climate, legal matters, losses of significant customers, and new technologies which could accelerate obsolescence of business products are used by management when making its evaluations.

In assessing the recoverability of goodwill and intangibles, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The fair value of an asset could vary, depending upon the estimating method employed, as well as assumptions made. This may result in a possible impairment of the intangible assets and/or goodwill, or alternatively the acceleration of amortization expense.

Goodwill impairment is determined using a two-step process. The first step of the impairment test is used to identify potential impairment by comparing the fair value of a reporting unit to the book value, including goodwill. If the fair value of a reporting unit exceeds its book value, goodwill of the reporting unit is not considered impaired, and the second step of the impairment test is not required. If the book value of a reporting unit exceeds its fair value, the second step of the impairment test is performed to measure the amount of impairment loss, if any. The second step of the impairment test compares the implied fair value of the reporting unit’s goodwill with the book value of that goodwill. If the book value of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. The annual impairment testing is performed in the fourth quarter. In 2005 and 2004, no impairment was indicated. See Notes 4 and 10 for more information on the goodwill impairment loss in 2006.

(k) Impairment of Long-Lived Assets

Long-lived assets held and used by the Company and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to future net undiscounted cash flows to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets calculated using a discounted future cash flow analysis.

(l) Revenue Recognition

The Company recognizes revenue from product sales in accordance with Staff Accounting Bulletin No. 104 as amended, when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection from the customer is reasonably assured. Product revenue is generally recognized upon shipment, unless customer acceptance is required, in which case product revenue is recognized when documentation of customer acceptance is received.

The Company earns contract research and development revenue by performing research and development primarily under contracts entered into with the U.S. government or as subcontractors to other commercial entities

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

that contract with the U.S. government. Most of the research and development contracts are either based on costs incurred plus a fixed fee or are based on a fixed price. The Company recognizes revenue from research and development contracts using the percentage of completion method in accordance with Statement of Position 81-1 as prescribed by the American Institute of Certified Public Accounts Audit and Accounting Guide, Audits of Federal Government Contractors. The Company principally uses labor efforts expended, incurred costs and estimated gross profit as a percentage of total estimated costs and contract value or contract milestones to measure the progress of contract completeness. Revisions in cost and contract value estimates during the progress of work have the effect of adjusting earnings in the current period for work that may have been performed in prior periods. When estimates of current costs indicate a loss, provision is made for the total anticipated loss in the current period. Under cost plus fixed fee contracts, the Company may bill and be reimbursed for costs incurred in advance of revenue recognition if the percentage of contract completeness does not coincide with costs incurred. Additionally, certain fixed price contracts provide for billings and/or payments that may not coincide with revenue recognition. To the extent that customer billings or payments are in excess of revenues, the excess is recorded as deferred revenue and contract costs in excess of expected earnings under the contract are deferred. At December 31, 2006 and 2005, the Company had included in deferred revenue $1,301,822 and $1,026,279 of excess billings or customer payments, respectively, related to percentage of completion timing differences. Deferred contract costs at December 31, 2006 and 2005 were not material. In certain circumstances, revenue is recognized under the percentage of completion method prior costs being incurred under cost plus fixed fee contracts or prior to billings as defined in fixed price contracts. Such amounts are recorded as unbilled revenue and are expected to be collected within one year of recognition, and if contract costs incurred are below the earnings that are expected to be realized upon contract completion are accrued until the costs are incurred. At December 31, 2006 and 2005, the Company had unbilled revenue of $2,071,820 and $1,264,471, respectively, included in other current assets in the accompanying financial statements, substantially all of which was due from the U.S. government and expected to be collected within one year. Accrued contract costs at December 31, 2006 and 2005 were not material. The Company had no material claims outstanding under its research and development contracts as at December 31, 2006.

The Company recognizes revenue from services at the time the services are performed. Deferred revenue includes $1,234,427 and $998,913 in the years 2006 and 2005, respectively, of prepayments on service contracts which are deferred until such time as the services are performed. Warranty income under separate agreements is recognized ratable over the life of the warranty.

The Company recognizes software revenue under the provisions of the Accounting Standards Executive Committee’s Statement of Position 97-2 (“SOP 97-2”), Software Revenue Recognition (as amended by SOP 98-9). Under the terms of SOPs 97-2 and 98-9, companies are required to allocate revenue to multiple elements in software arrangements based on vendor specific objective evidence of fair value for each element. The Company generally has two elements to its software arrangements (1) a software license fee and (2) a post contract customer maintenance and support. Revenue from software license fees are recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection from the customer is reasonably assured. Revenue from post contract customer maintenance and support is deferred and recognized ratably over the life of the post contract customer maintenance and support agreement. At December 31, 2006, $277,718 of revenue was deferred under multiple-element software arrangements for post contract customer support.

(m) Research and Development

Research and development costs are expensed as incurred.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(n) Advertising Costs

Advertising costs are expensed as incurred and were not significant for any period presented.

(o) Warranty Provision

The Company records a warranty provision at the time products are shipped for warranty costs expected to be incurred. The Company’s warranty period is typically one year from the time of shipment. The estimated accrual is based on the Company’s history with warranty claims.

(p) Accounting for Stock-Based Compensation

The Company has one stock option plan, the 2005 Stock Plan, which authorizes the issuance of stock options, restricted stock, and other stock-based incentives to employees from authorized but unissued shares. Periodically, the Company issues stock options outside the 2005 Stock Plan at the Board of Directors’ discretion. The 2005 Stock Plan and board-discretionary options are more fully described at Note 9.

Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment, using the modified prospective transition method. SFAS No. 123(R) requires equity-classified, share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period. Under the modified prospective transition method, share-based awards granted or modified on or after January 1, 2006, are recognized in compensation expense over the applicable vesting period. Also, any previously granted awards that were not fully vested as of January 1, 2006, are recognized as compensation expense over the remaining vesting period. No retroactive or cumulative effect adjustments were required upon the Company’s adoption of SFAS No. 123(R).

Prior to adopting SFAS No. 123(R), the Company accounted for its fixed-plan employee stock options using the intrinsic-value based method prescribed by Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations. This method required compensation expense to be recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price.

Had the fair value provisions of SFAS No. 123(R) been applied in 2005 and 2004, the Company’s net earnings and net earnings per share would have differed from the amounts actually reported as shown in the following table:

	For the year ended December 31,
	2005	2004
Net loss available to common stockholders, as reported	$(20,314,723)	$(5,049,483)
Add: Stock-based employee compensation expense included in reported net loss, net of related tax effects	1,074,313	—
Deduct: Stock-based employee compensation expense determined under fair value-based method for all awards, net of related tax effects	(8,449,029)	—

Net loss, pro forma	$(27,689,439)	$(5,049,483)

Loss per common share:
Basic and diluted, as reported	$(6.63)
Basic and diluted, pro forma	$(9.04)

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

As a result of adopting SFAS No. 123(R), the Company’s earnings from continuing operations before income tax expense in 2006 was approximately $3,800,000 lower than if the Company had continued to account for share-based compensation under APB No. 25.

Paragraph 81 of SFAS No. 123(R) provides that for purposes of calculating the pool of excess tax benefits (“APIC pool”), the Company should include the net excess tax benefits that would have qualified had the Company adopted SFAS No. 123(R) from inception. The FASB issued FSP 123(R)-3, which provides an alternative transition method to calculate the beginning pool of excess tax benefits. The Company elected the alternative transition method (“short cut method”) in calculating their historical APIC pool for stock based compensation and determined there was no APIC pool at the adoption date.

SFAS No. 123(R) requires the cash inflows resulting from tax deductions in excess of the compensation expense recognized for those stock options (“excess tax benefits”) to be classified as financing cash inflows. The Company has recognized no excess tax benefits in 2006, 2005 or 2004.

(q) Foreign Currency Translation

For foreign operations, assets and liabilities are translated at the year-end exchange rate, and income statement items are translated at the average exchange rate for the year. The opening balance sheets of business combinations involving foreign entities are translated at the exchange rates in effect on the applicable acquisition dates. Resulting translation adjustments are recorded within accumulated other comprehensive income (loss). Assets and liabilities denominated in foreign currencies are re-measured at the balance sheet date. Resulting transaction gains or losses are included as a component of current period earnings.

(r) Loss Per Share

The Company calculates loss per share in accordance with SFAS No. 128, Earnings Per Share. Under SFAS No. 128, basic loss per common share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during each reporting period. Diluted loss per common share is calculated by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during each period adjusted for the effect of dilutive potential common shares calculated using the treasury stock method. However, the computation of diluted loss per share shall not assume the conversion or exercise of options that would have an anti-dilutive effect (a decrease in loss per share) on loss per share. For the year ended December 31, 2006, the Company had 9,166,761 weighted average shares outstanding and all of the Company’s potential common shares were anti-dilutive as the Company was in a net loss position. Those potential common shares consisted of 2,208,964 weighted average shares of stock options and 16,359,694 weighted average shares of convertible preferred stock. For the years ended December 31, 2005 and 2004, the Company had 3,064,756 and 0 weighted average shares outstanding.

(s) Pro Forma Net Loss Per Share

Pro forma net loss per share has been computed using the weighted average number of shares of common stock outstanding during each period. In addition, for purposes of pro forma net loss per share, all shares of convertible redeemable preferred stock at December 31, 2006, which are convertible to common stock and are expected to be converted upon closing of the proposed initial public offering of the Company’s common stock, have been treated as though they had been converted to common stock in all periods in which such shares were outstanding. For the year ended December 31, 2006, the Company had 25,526,458 pro forma weighted average common shares outstanding.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

(t) Comprehensive Loss

Comprehensive loss consists of net loss and other comprehensive income. Other comprehensive income at December 31, 2006, 2005, and 2004, included certain changes in equity that are excluded from net loss. Specifically, cumulative foreign currency translation adjustments are included in accumulated other comprehensive income.

(u) Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred income tax assets and liabilities are computed annually for the differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. If necessary, a valuation allowance is established to reduce deferred income tax assets to the amount expected to be realized.

(v) Reclassifications

Certain 2005 and 2004 balances in the accompanying consolidated financial statements have been reclassified to conform to the 2006 presentation.

(w) Recent Accounting Pronouncements

The Financial Accounting Standards Board (“FASB”) periodically issues new accounting standards in a continuing effort to improve standards of financial accounting and reporting. The Company has reviewed the recently issued pronouncements and concluded that the following new accounting standards are applicable to the Company.

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108 (“SAB 108”), Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements. SAB 108 was issued to provide consistency between how registrants quantify financial statement misstatements. Historically, there have been two widely-used methods for quantifying the effects of financial statement misstatements. These methods are referred to as the “roll-over” and “iron curtain” method. The roll-over method quantifies the amount by which the current year income statement is misstated. Exclusive reliance on an income statement approach can result in the accumulation of errors on the balance sheet that may not have been material to any individual income statement, but which may misstate one or more balance sheet accounts. The iron curtain method quantifies the error as the cumulative amount by which the current year balance sheet is misstated. Exclusive reliance on a balance sheet approach can result in disregarding the effects of errors in the current year income statement that results from the correction of an error existing in previously issued financial statements. SAB 108 established an approach that requires quantification of financial statement misstatements based on the effects of the misstatement on each of the company’s financial statements and the related financial statement disclosures. This approach is commonly referred to as the “dual approach” because it requires quantification of errors under both the roll-over and iron curtain methods. The Company has initially applied SAB 108 in connection with the preparation of the accompanying consolidated financial statements for the year ending December 31, 2006, and no adjustment was necessary.

In June 2006, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 06-3 (“EITF 06-3”), Disclosure Requirements for Taxes Assessed by a Governmental Authority on Revenue-Producing Transactions, which provides that entities should present such taxes on either a gross or net basis based on their

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

accounting policies. The Company’s accounting policy is to record such taxes on a net basis. EITF 06-3 is effective for interim and annual reporting periods beginning after December 15, 2006. The implementation of EITF 06-3 in the first quarter of fiscal 2007 will not have a material impact on our financial statements.

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. Early adoption is permitted. The Company has not yet determined the effect on the Company’s consolidated financial statements, if any, upon adoption of SFAS 157.

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FIN 48), which prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized. The provisions of FIN 48 are effective as of the beginning of the Company’s 2007 fiscal year, with the cumulative effect of the change in accounting principle recorded as an adjustment to opening retained earnings. The Company is currently finalizing its analysis of the impact of adopting FIN 48, and believes that the impact, if any, will not be material to the financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115 (“SFAS 159). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value at specified election dates. Upon adoption, an entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Most of the provisions apply only to entities that elect the fair value option. However, the amendment to SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” applies to all entities with available for sale and trading securities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company is currently evaluating the impact that SFAS 159 will have, if any, on its consolidated financial statements.

2. Liquidity and Capital Resources

ICx was formed in 2003 and primarily grew its operations through the acquisition of eighteen companies (see Note 4). The acquisitions were made to further research, develop, integrate and distribute technologies in markets related to security and defense. Substantially all of the acquisitions were completed in the final six months of 2005 and many of the acquired entities had early stage products and/or emerging products and engaged in research and development activities that were funded both through external government contracts and internal resources.

During 2006 the Company began to increase its investment in sales, marketing and other related business development structure to support its early stage products and emerging technologies. Additionally, the Company increased its investment in internally funded research and development activities and the related integration of products and technologies among its operating units. The Company also increased its general administrative expenses in 2006 through the use of consultants and other professionals to complete certain accounting and legal functions. Consequently, the Company’s cumulative net losses, which amounted to approximately $148 million at December 31, 2006, were expected based on the nature of the Company, the early stage of its products and

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

technologies and its ongoing research and development activities. Since its inception in 2003 through December 31, 2006, the Company had received approximately $176.8 million in funding through the issuance of Series A Convertible Redeemable Preferred Stock (“Series A”), contributed capital and other common equity sources, the proceeds of which have been used to fund the Company’s acquisitions and net losses. As more fully described in Notes 1 and 3, the majority of the funding was from Wexford affiliates.

In 2007, the Company plans to reduce its losses, through a variety of means, including but not limited to potential sale of certain assets, reducing general and administrative expenses by relying less on external consultants, professionals and advisors, prioritizing its internal research and development spending, and increasing revenue through organic growth in product sales. In connection with such loss reduction plans, the Company has adopted a plan to seek a purchaser for three of its subsidiaries (see Note 10). Management believes that the Company has sufficient working capital and ability to raise additional equity to fund operations for at least the next twelve months.

3. Related Party Transactions

Securities Issued to Insiders

In 2006, the Company issued an aggregate of 2,500,000 shares of Series A to DP1 for a cash price of $10.00 per share pursuant to closings held throughout 2006 in April, August, September, October, November, and December. The Company also issued 260,000 shares of Series A to Debello Investors, LLC (“Debello”) in January 2006 and 250,000 shares of Series A to DP2 in September 2006 for a cash price of $10.00 per share. Also, during 2006 the Company issued 95,000 shares of Series A to certain members of executive and subsidiary management for a cash price of $10.00 per share.

In 2005, the Company issued an aggregate of 10,332,561 shares of Series A to DP1 for a cash price of $10.00 per share pursuant to closings held throughout 2005 in April, August, September, November, and December. The Company also issued 1,000,000, 670,000, and 260,000 shares of Series A in 2005 to Wexford Spectrum Investors, LLC (“WSI”), Wexford Catalyst Investors, LLC (“WCI”), and Debello, respectively, for a cash price of $10.00 in December 2005.

DP1 directly holds more than 5% of the Company’s capital stock. Joseph Jacobs, a member of the Company’s Board of Directors, is a member of certain affiliates that own or control DP1, DP2 WSI, WCI, and Debello. Mark Mills, the Chairman of the Board of Directors, and Hans Kobler, Chief Executive Officer and a member of the Board of Directors, each has an indirect ownership interest in DP1 and DP2 through an affiliate but otherwise each disclaims beneficial ownership of DP1 or DP2.

At December 31, 2005, the Company had $987,500 included in other current assets for amounts due from stockholders related to Series A issuances. On July 7, 2005, the Company effected a forward common stock split of 1:15,600 resulting in a stock dividend to DP1 of 1,560,000 shares.

As described in Note 1, the Company’s Board of Directors approved a one-for-two reverse stock split on October 23, 2007, subject to shareholder approval.

Acquisition Transactions and Loan

Acquisition of Amphitech

On July 7, 2005, the Company completed the acquisition of Amphitech pursuant to a Stock Contribution Agreement and Plan of Reorganization. DP1 was the sole stockholder of Amphitech and received 345,677 shares

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

of Series A and 1,132,724 shares of Common Stock in connection with the acquisition. Because DP1 owned 100% of Amphitech and due to the common control as described in Note 1, the issuance of the Series A shares was treated as a preferred stock dividend totaling $3,456,765.

Acquisition of DII

On August 24, 2005, the Company completed the acquisition of DII pursuant to a Stock Acquisition Agreement. DP1 was a stockholder of DII and received 71,429 shares of Common Stock and 100,000 shares of Series A in connection with the acquisition. Valentis was a stockholder of DII and received 214,286 shares of Common Stock and 300,000 shares of Series A in connection with the acquisition. Joseph Jacobs is a member of certain affiliates that own or control Valentis.

Acquisition of Nomadics

On August 24, 2005, the Company completed the acquisition of Nomadics pursuant to an Agreement and Plan of Acquisition. DP1 was a stockholder of Nomadics and received 392,021 shares of Common Stock and 100,000 shares of Series A in connection with the acquisition. Valentis was a stockholder of Nomadics and received 550,482 shares of Common Stock and 300,000 shares of Series A in connection with the acquisition. Hans Kobler was a director of Nomadics. At the time the Company acquired Nomadics, Colin Cumming was the founder and Chief Executive Officer of Nomadics and had no affiliation with the Company. In connection with the acquisition of Nomadics, Mr. Cumming received 1,089,956 shares of Common Stock in exchange for his shares of Nomadics stock and became a member of the Company’s Board of Directors.

Acquisition of Nuvonyx

On August 24, 2005, the Company completed the acquisition of Nuvonyx pursuant to a Stock Acquisition Agreement. DP1 was a stockholder of Nuvonyx and received 181,754 shares of Common Stock and 339,999 shares of Series A in connection with the acquisition. Valentis was a stockholder of Nuvonyx and received 595,576 of Common Stock and 288,274 shares of Series A in connection with the acquisition. Hans Kobler was a director of Nuvonyx.

Acquisition of IonOptics

On October 7, 2005, the Company completed the acquisition of IonOptics, pursuant to a Plan of Merger and Reorganization. Valentis was a stockholder of IonOptics and received 428,439 shares of Series A in connection with the acquisition. DP1 received $108,707 in cash in connection with the acquisition. Mark Mills was a director of IonOptics.

Loan to IonOptics

On August 31, 2005, the Company issued a $500,000 secured promissory note to IonOptics, pursuant to a Note Purchase Agreement. The Company subsequently forgave the note upon completing the acquisition of IonOptics on October 7, 2005.

Administrative Services Agreement with Wexford

The Company entered into an Administrative Services Agreement with Wexford under which the Company may request certain legal, accounting, back office, and other services. The Company is obligated to reimburse

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Wexford for all of its direct and indirect costs allocated to the performance of such services. The Company incurred general and administrative expenses of $403,629 and $1,166,449 in 2006 and 2005, respectively, pursuant to the agreement. Either party may terminate specific services or cancel the agreement upon written notice to the other party.

Leases

Juergen Stein, CEO and President of Target GmbH, a subsidiary of the Company, leases facilities to the Company under a lease agreement dated January 1, 2005. The monthly lease payment is $7,500. Rent expense of $90,000 was incurred in 2006, and $7,875 in rental expense was incurred in 2005. The lease term ends on December 31, 2020, and can be renewed for one year terms thereafter.

Strange Family Holdings, LLP, leases facilities to the Company under a lease agreement dated June 15, 2005. The monthly lease payment is $5,365. Rent expense of $63,125 was incurred in 2006, and approximately $21,000 in rental expense was incurred in 2005. The lease term ends on June 15, 2008, and can then be renewed for one year terms thereafter. Certain family members of the Strange family hold senior management positions in the Company’s subsidiary, New Heights, Inc.

Debt Obligations

At December 31, 2006 and 2005, the Company had $224,511 and $273,980 outstanding, respectively, under a promissory note which bears interest at 5.00% and which is due and payable on demand. The note is unsecured and is payable to a minority shareholder of the Company.

4. Business Combinations and Related Intangibles

Acquisitions in 2006

During 2006, ICx acquired two companies. Both of the acquired entities operate in the security technology area of business. The aggregate purchase price was $11,975,401, and included 537,773 shares of common stock issued as partial consideration for one acquisition. The value of the common stock was based on the fair value of the stock at the acquisition date. Management believes that this valuation accurately reflects the fair value of the Company’s common stock as of the acquisition date.

At December 31, 2006, the Company had included in accrued expenses and other current liabilities, $1,649,191 of funds held in escrow related to the Company’s acquisition of GHC Technologies, Inc. (“GHC”). Such funds included cash and 94,901 shares of common stock which are expected to be paid out within one year of the acquisition date. Upon acquisition of Security 2000, Inc. (“S2K”), the Company issued a $250,000 note payable as partial consideration for the acquisition. The note bore interest at an annual rate of 8% and was paid subsequent to December 31, 2006.

Both of the acquisitions have been accounted for as business combinations and are summarized in the following tables.

2006 Acquisitions	Business Segment	Date of Acquisition	Consideration	Form of Consideration
GHC Technologies, Inc. (“GHC”)	Detection	December 15	$11,225,401	Cash, stock and stock options
Security2000, Inc. (“S2K”)	Solutions	October 31	750,000	Cash and note payable

			$11,975,401

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

The following table summarizes the estimated fair values of the net assets acquired as of the date of each acquisition:

2006 Acquisitions	Tangible Net Assets	Acquired Intangible Assets	Acquired In-Process Research & Development	Goodwill	Total
GHC	$900,748	$990,000	$—	$9,334,653	$11,225,401
S2K	452,992	—	—	297,008	750,000

	$1,353,740	$990,000	$—	$9,631,661	$11,975,401

Intangible assets acquired in the business combinations during 2006 are comprised of the following:

2006 Acquisitions	Core Technology	Customer Relationships	Firm Contracts	Non-compete	Total
GHC	$970,000	$—	$—	$20,000	$990,000

Total	$970,000	$—	$—	$20,000	$990,000

Weighted average life in years	3.0	—	—	4.0

Acquisitions in 2005

During 2005, ICx acquired eleven companies and completed the acquisition of five others under common control and/or ownership. As more fully described in Note 1, the five companies in which the acquisitions were completed in 2005 were under common control and/or ownership with Wexford in periods prior to 2005. All of the acquired entities operate in the security technology area of business. The aggregate purchase price was $200,316,876, and included the fair value of 2,661,035 shares of Series A, and 8,206,114 shares of the Company’s common stock issued as partial consideration for certain acquisitions. The value of the common shares was based on the fair value of the stock at each acquisition date. Management believes that these valuations accurately reflect the fair value of the Company’s common stock as of 2005. The value of the Series A was based on the cash price for other Series A shares issued during 2005. At December 31, 2005, the Company had $974,955 included in accrued expenses and other current liabilities for funds held in escrow related to certain business combinations. Such funds were paid out during 2006 and included the issuance of 47,639 shares of common stock. The Company may also be required to pay additional stock and/or cash consideration related to the purchase of certain entities. The maximum potential additional consideration is $21.5 million and is based on the financial performance of certain entities during periods ranging from January 1, 2006 through December 31, 2009. At December 31, 2006, the Company had $871,500 of contingent cash consideration included in accrued expenses and other current liabilities which is expected to be paid in 2007.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

The 2005 acquisitions are summarized in the following tables. The consideration paid and the fair value of the net assets acquired for those entities that were under common control and/or ownership prior to 2005 pertain to the portion of the net assets acquired in the final step during 2005.

2005 Acquisitions	Business Segment	Date of Acquisition	Consideration	Form of Consideration
DAQ Electronics, Inc. (“DAQ”)	Solutions	April 27	$9,112,831	Cash and stock options
Digital Infrared Imaging, Inc. (final step acquisition) (“DII”)	Surveillance	August 24	22,427,366	Cash, stock and stock options
New Heights Manufacturing, Inc. (“New Heights”)	Surveillance	August 24	7,525,664	Cash and stock
Nomadics, Inc. (final step acquisition) (“Nomadics”)	Detection	August 24	42,088,878	Cash, stock and stock options
Nuvonyx, Inc. (final step acquisition) (“Nuvonyx”)	Laser	August 24	21,010,078	Cash, stock and stock options
Agentase, LLC (“Agentase”)	Detection	September 6	6,791,734	Cash, stock and stock options
IonOptics, Inc. (final step acquisition (“IonOptics”)	Surveillance	October 4	10,379,689	Cash, stock and stock options
Thales Laser Diodes S.A. (“Nuvonyx Europe”)	Laser	October 28	1,160,483	Cash
Griffin Analytical Technologies, Inc. (“Griffin”)	Detection	November 8	13,901,243	Cash, stock and stock options
MesoSystems Technology, Inc. (“MesoSystems”)	Detection	November 15	20,818,159	Cash and stock options
Target Instruments, Inc. (“Target”)	Detection	November 15	11,452,465	Cash, stock and stock options
Target Systemelectronics, Gmbh (“Target GmbH”)	Detection	November 15	7,057,621	Cash
Harbinger Associates, LLC (“Harbinger”)	Solutions	November 23	7,719,188	Cash and stock options
360 Surveillance, Inc./PBA Engineering Ltd. (“360/PBA”)	Surveillance	December 9	11,261,751	Cash and stock
Sensor Technology and Systems, Inc. (“STS”)	Surveillance	December 29	7,609,726	Cash and stock options

			$200,316,876

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

The following table summarizes the estimated fair values of the net assets acquired in business combinations and/or from minority interest holders in step acquisitions as of the date of each acquisition:

2005 Acquisitions	Tangible Net Assets	Acquired Intangible Assets	Acquired In-Process Research & Development	Goodwill	Total
DAQ	$(1,044,581)	$4,570,000	$2,300,000	$3,287,412	$9,112,831
DII	1,235,984	6,019,000	—	15,172,382	22,427,366
New Heights	(3,041,816)	1,960,000	—	8,607,480	7,525,664
Nomadics	8,420,551	5,669,187	—	27,999,140	42,088,878
Nuvonyx	2,727,277	1,188,905	—	17,093,896	21,010,078
Agentase	(683,500)	2,500,000	—	4,975,234	6,791,734
IonOptics	2,925,937	1,146,540	—	6,307,212	10,379,689
Nuvonyx Europe	(924,805)	2,085,288	—	—	1,160,483
Griffin	(1,178,839)	4,900,000	—	10,180,082	13,901,243
MesoSystems	645,729	5,900,000	—	14,272,430	20,818,159
Target	(2,461,862)	4,800,000	—	9,114,327	11,452,465
Target GmbH	(1,209,954)	8,267,575	—	—	7,057,621
Harbinger	(439,187)	1,810,000	—	6,348,375	7,719,188
360/PBA	(991,215)	3,220,000	—	9,032,966	11,261,751
STS	(1,883,741)	5,390,000	—	4,103,467	7,609,726

	$2,095,978	$59,426,495	$2,300,000	$136,494,403	$200,316,876

Goodwill arising from the 2005 acquisitions of $136,494,403 none of which is expected to be deductible for tax purposes, was assigned to the business segments as follows: Detection—$66,541,213; Surveillance—$43,223,507; Laser—$17,093,896; and Solutions—$9,635,787.

Intangible assets acquired in the business combinations during 2005 are comprised of the following:

2005 Acquisitions	Core Technology	Customer Relationships	Firm Contracts	Non-compete	Total
DAQ	$1,500,000	$2,510,000	$560,000	$—	$4,570,000
DII	1,786,890	4,232,109	—	—	6,018,999
New Heights	—	1,750,000	210,000	—	1,960,000
Nomadics	2,890,595	1,829,852	729,800	218,940	5,669,187
Nuvonyx	837,620	254,469	96,816	—	1,188,905
Agentase	1,200,000	1,300,000	—	—	2,500,000
IonOptics	814,800	305,550	26,190	—	1,146,540
Nuvonyx Europe	938,380	1,146,908	—	—	2,085,288
Griffin	4,300,000	600,000	—	—	4,900,000
MesoSystems	4,200,000	1,430,000	270,000	—	5,900,000
Target	2,100,000	2,700,000	—	—	4,800,000
Target GmbH	2,615,046	5,652,530	—	—	8,267,576
Harbinger	1,600,000	90,000	120,000	—	1,810,000
360/PBA	2,300,000	420,000	500,000	—	3,220,000
STS	3,700,000	1,150,000	540,000	—	5,390,000

Total	$30,783,331	$25,371,418	$3,052,806	$218,940	$59,426,495

Weighted average life in years	5.9	3.7	1.0	3.0

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

The following (unaudited) pro forma consolidated results of operations have been prepared as if the 2005 acquisitions described above had occurred at January 1, 2005 and as if the acquisitions had occurred at January 1, 2004:

	For the years ended December 31,
	2005	2004
Sales	$77,927,000	$93,917,000
Loss from continuing operations	(31,759,000)	(21,092,000)
Loss from discontinued operations	(4,921,000)	(6,524,000)
Net loss	(36,680,000)	(27,616,000)
Net loss per common share—basic and diluted*
From continuing operations	(12.18)	n/a
From discontinued operations	(1.60)
Net loss	(13.78)

*	less preferred stock dividend including accretion of $5,561,953

The pro forma information is presented for informational purposes only and is not necessarily indicative of the results of operations that actually would have been achieved had the acquisitions been consummated as of that time, nor is it intended to be a projection of future results.
Acquisitions in 2004

During 2004, ICx acquired one company and made partial step acquisitions of two others. All of the entities acquired operate in the security technology area of business. The aggregate purchase price was $5,844,390 in cash.

All of the acquisitions have been accounted for as business combinations and are summarized in the following tables. The consideration paid in the partial step acquisitions pertains to the portion of the net assets acquired in the step acquisitions during 2004.

2004 Acquisitions	Business Segment	Date of Acquisition	Consideration	Form of Consideration
Amphitech (final step acquisition) (“Amphitech”)	Surveillance	July 11	$1,344,390	Cash
IonOptics, Inc. (partial step acquisition) (“IonOptics”)	Surveillance	January 16	3,000,000	Cash
Nuvonyx, Inc. (partial step acquisition) (“Nuvonyx”)	Laser	February 18	1,500,000	Cash

			$5,844,390

The following table summarizes the estimated fair values of the net assets acquired as of the date of each acquisition:

2004 Acquisitions	Tangible Net Assets	Acquired Intangible Assets	Goodwill	Total
Amphitech	$1,344,390	$—	$—	$1,344,390
Nuvonyx	1,177,558	19,592	302,850	1,500,000
IonOptics	2,354,950	645,050	—	3,000,000

	$4,876,898	$664,642	$302,850	$5,844,390

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Intangible assets acquired in the business combinations during 2004 are comprised of the following:

2004 Acquisitions	Core Technology	Customer Relationships	Firm Contracts	Non-compete	Total
Amphitech	$—	$—	$—	$—	$—
Nuvonyx	13,640	3,100	2,852	—	19,592
IonOptics	579,387	42,488	23,175	—	645,050

Total	$593,027	$45,588	$26,027	$—	$664,642

Weighted average life in years	7.0	2.3	1.0	—

Nuvonyx’ fiscal year-end was March 31, 2004, however, operating results for the twelve months ended December 31, 2004, are included in discontinued operations in the accompanying financial statements. Nuvonyx changed its fiscal year-end to December 31 in 2005.

Equity Method Investments

Summarized combined financial information for the Company’s equity-based investments are comprised of the following (these amounts are in aggregate at 100%):

At December 31, 2004
Statement of Operations Information
Revenues	$20,532,287
Operating loss	(829,984)
Net loss	(799,509)
Balance Sheet Information
Current assets	$9,912,993
Non-current assets	2,218,850
Current liabilities	5,558,026
Non-current liabilities	554,687
Net equity	$6,019,130

The difference between the carrying amount of the Company’s equity-based investments in the accompanying financial statements and the net equity in the above table , is a result of the net equity in the table being reported at 100%, and the goodwill, fair value of intangible assets and the related amortization being carried in the books and records of the Company rather than the books and records of the equity investees.

Intangible Assets

Amortizable intangible assets at December 31 consisted of the following:

	2006			2005
	Gross Carrying Value	Accumulated Amortization	Net Carrying Value	Gross Carrying Value	Accumulated Amortization	Net Carrying Value
Core technology	$28,595,677	$(6,549,955)	$22,045,722	$28,315,842	$(1,298,570)	$27,017,272
Customer relationships	26,223,684	(11,395,197)	14,828,487	24,716,429	(3,012,918)	21,703,511
Firm contracts	2,944,124	(2,933,212)	10,912	2,941,984	(820,922)	2,121,062
Non-compete	238,940	(97,307)	141,633	218,940	(24,327)	194,613

	$58,002,425	$(20,975,671)	$37,026,754	$56,193,195	$(5,156,737)	$51,036,458

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Amortization expense on intangible assets for the years ended December 31, 2006, 2005, and 2004, was $15,748,205, $4,422,697 and $734,040, respectively.

Amortization expense on intangible assets for the years ended December 31, 2007, 2008, 2009, 2010 and 2011 is estimated to be $11,492,574, $9,472,476, $7,330,754, $3,925,996, and $2,685,281, respectively.

The carrying value of intangible assets held for sale at December 31, 2006 and 2005 was $3,196,380 and $5,478,924, respectively. Loss from discontinued operations included amortization expense of $1,457,092, $469,650 and $375,588, in 2006, 2005 and 2004, respectively, and an impairment loss of $979,457 in 2006. See Note 10 for discussion regarding discontinued operations.

Goodwill

The changes in goodwill by segment as of December 31, 2006 and 2005 are as follows:

	Detection	Surveillance	Solutions	Total
Balance as of December 31, 2004	$—	$—	$—	$—
Goodwill of acquired businesses	66,541,213	34,248,420	12,262,499	113,052,132
Goodwill related to previous equity investments acquired during the year	2,517,968	2,942,500	—	5,460,468

Balance as of December 31, 2005	$69,059,181	$37,190,920	$12,262,499	$118,512,600
Goodwill of acquired businesses	9,334,653	—	297,008	9,631,661
Additional purchase price for 2005 acquisition	871,500	—	—	871,500
Impairment charges	(33,784,630)	(25,021,200)	(7,237,052)	(66,042,882)
Impact of foreign exchange	—	—	204,716	204,716
Other	(393,832)	23,765	75,431	(294,636)

Balance as of December 31, 2006	$45,086,872	$12,193,485	$5,602,602	$62,882,959

Pursuant to the Company’s policies for assessing impairment of goodwill and long-lived assets, $77,326,086 of goodwill was written off in the fourth quarter of 2006, of which $11,283,204 relates to a reporting unit that is included in discontinued operations. See Note 10 for discussion regarding discontinued operations. The remaining $66,042,882 of goodwill write-off was included in continuing operations and resulted from the current operating results and expectations regarding the future results of certain reporting units within the Detection, Surveillance and Solutions segments falling below the fair value of those reporting units. The impairment evaluation utilized discounted cash flow methods and multiple analyses of the historical and forecasted operating results of the Company’s reporting units. Substantially all of the Company’s businesses were acquired in the final six months of 2005 and primarily include businesses with emerging technologies and products. Because of this, the operating results of the Company’s reporting units are unpredictable. In 2006 the Company began investing in a management infrastructure for integrating the operations and products and technologies of its acquired businesses. In connection with this integration and planning process, the Company modified its business plans and revised its long term forecasts. These revisions often resulted in an extension of the time that may be required for new product introductions and included an increase in the amount of investment in internal research and development and sales and marketing costs that it believes will be required to continue to grow the business. The revised forecasts coupled with the Company’s sustained operating losses and negative cash flows were the primary factors that lead to an impairment charge in 2006.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

5. Commitments and Contingencies

Leases

ICx and its subsidiaries are lessees of office space, transportation and other equipment under operating lease agreements that expire at various dates through the year 2020. Three of these leases are with related parties as described in Note 3.

Some of the operating leases include options that allow the lease term to be extended beyond the initial base period, subject to terms agreed upon at lease inception; some also include early termination options, which can be exercised upon specific conditions. For operating leases that contain predetermined fixed escalations of the minimum rentals, the Company recognizes the related rental expense on a straight-line basis and records the difference between the recognized rental expense and amounts payable under the leases as deferred lease credits, the impact of which is not material to the consolidated financial statements. Total lease expense incurred in connection with these operating leases was approximately $3,489,000, $1,236,000, and $280,000 after a reduction for sublease income of $243,000, $44,000, and $0 for the years ended December 31, 2006, 2005, and 2004, respectively.

At December 31, 2006, the future minimum lease payments under noncancelable operating leases that have initial or remaining lease terms in excess of one year are as follows:

Year ended December 31,	Operating leases
2007	$2,813,461
2008	2,841,021
2009	2,088,003
2010	1,517,799
2011	789,564
Thereafter	1,890,842

$11,940,690

Other

The Company is routinely involved in various legal matters arising from the normal course of business. Management believes that losses, if any, arising from such actions will not have a material adverse effect on the financial position or results of operations of the Company.

6. Income Taxes

Components of loss before income taxes are as follows:

	For the years ended December 31,
	2006	2005	2004
United States	$(102,691,861)	$(15,765,639)	$(2,705,776)
Foreign	(9,325,949)	1,922,168	(1,161,374)

	$(112,017,810)	$(13,843,471)	$(3,867,150)

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Components of income tax expense (benefit) are as follows:

	For the years ended December 31,
	2006	2005	2004
Federal	$—	$—	$—
State	3,409	28,673	—
Foreign	227,224	59,357	—

Current income tax expense (benefit)	$230,633	$88,030	$—

Federal	$—	$(1,522,755)	$—
State	(443,851)	(493,882)	—
Foreign	(82,234)	(14,380)	—

Deferred income tax expense (benefit)	$(526,085)	$(2,031,017)	$—

Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes, as well as operating loss and tax credit carryforwards. The tax effects of the Company’s temporary differences and carryforwards are as follows:

	At December 31,
	2006	2005
Deferred tax assets:
Reserves	$254,540	$12,457
Accrued expenses	112,703	25,200
Accrued compensation	416,999	265,932
Accrued royalties	9,201	—
Stock options and other	2,209,355	400,724
Investment in partnership	727,100	—
Research and development expense	271,452	309,613
Research and development and other credits	1,816,191	1,748,574
Charitable contributions	32,678	26,668
Net operating losses	26,730,810	18,152,696
Deferred revenue	119,296	—

Total deferred tax assets	$32,700,325	$20,941,864
Valuation allowance	(20,622,200)	(3,824,727)

Deferred tax assets, net	$12,078,125	$17,117,137

Deferred tax liabilities:
Fixed assets	$(109,746)	$(34,509)
Unbilled receivable	(575,410)	—
Intangibles	(14,603,297)	(20,710,692)

Total deferred tax liabilities	$(15,288,453)	$(20,745,201)

	$(3,210,328)	$(3,628,064)

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

The Company records a valuation allowance when it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets depends on the ability to generate sufficient taxable income of the appropriate character in the future and in the appropriate taxing jurisdictions. The Company has provided a valuation allowance against net U.S. deferred tax assets and operating loss carryforwards in certain non-U.S. jurisdictions.

At December 31, 2006, 2005, and 2004, the Company’s federal and state net operating loss carryforwards for income tax purposes were approximately $69.5 million, $48.4 million, and $7.4 million, respectively. Federal and state net operating losses will begin to expire in 2011. Federal, foreign, and state tax credit carryforwards were $1.5 million, $0 million, and $.3 million, respectively. Federal tax credits will begin to expire in 2020.

The timing and manner in which the Company will utilize the U.S. net operating loss carryforwards and research and development tax credit carryforwards in any year, or in total, may be limited by provisions of the Internal Revenue Code regarding changes in ownership of the Company.

The reconciliation of the income tax provision computed at the federal statutory rate to the Company’s effective tax rate is as follows:

	For the years ended December 31,
	2006	2005	2004
Federal statutory rate	35.00%	35.00%	35.00%
State taxes, net of federal tax benefit	0.38	3.44	—
Meals and entertainment and other	(0.34)	0.20	(0.06)
Foreign source income and rate differential	0.19	2.08	(6.06)
Research and development expenses (including in-process research and development)	—	(6.45)	(0.50)
Research and development tax credits	0.30	3.86	8.21
Acquisition expenses	—	2.81	(0.02)
Valuation allowance	(13.40)	(28.82)	(36.58)
Stock compensation	(0.50)	—	—
Goodwill impairment	(20.77)	—	—
Other	(0.60)	1.97	0.01

Effective income tax rate	0.26%	14.09%	—%

7. Notes Payable, Lines of Credit, and Long-term Debt

Notes Payable

At December 31, 2006 and 2005, the Company had $36,066 and $905,928 in non-interest bearing promissory notes payable to a former shareholder of the Company’s subsidiaries, 360 Surveillance, Inc. and PBA Engineering Ltd. Repayment of these notes is based on the collection of certain accounts receivable.

At December 31, 2006 and 2005, the Company had $500,000 outstanding under a promissory note which bears interest at 8.00%. The principal is due and payable on demand; interest payments of $3,333 are made on a monthly basis. The note is secured by substantially all assets of DII and DII must obtain consent from the lender prior to incurring additional debt.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

At December 31, 2006 and 2005, the Company had $224,511 and $273,980 outstanding, respectively, under a promissory note which bears interest at 5.00% and is due and payable on demand; payments of principal and interest totaling $5,170 are made on a monthly basis. The note is unsecured and is payable to a minority shareholder of the Company.

In connection with the acquisition of S2K (see Note 4), the Company issued a $250,000 note payable as partial consideration. The note bore interest at 8% and was paid in full subsequent to December 31, 2006.

Lines of Credit

Certain of the Company’s subsidiaries have operating lines of credit with banks in which borrowing is generally collateralized by and based on a percentage of certain eligible accounts receivable, inventory, and/or property and equipment. Interest is based on prime or, in some cases, percentage points above prime.

At December 31, 2006, lines of credit consisted of the following:

Amounts Outstanding at December 31, 2006	Effective Interest Rates	Maturity Dates	Maximum Borrowing Amounts	Amounts Outstanding at December 31, 2005
$ 784,053	9.60%	04/30/2007	$2,500,000	$1,050,000
402,532	9.25%	01/31/2007	500,000	402,532
500,000	8.25%	10/15/2007	500,000	500,000

$ 1,686,585			$3,500,000	$1,952,532

Subsequent to December 31, 2006, the line of credit with an outstanding balance of $784,053 at December 31, 2006, was renewed through April 30, 2008. The line of credit with an outstanding balance of $402,532 at December 31, 2006, was repaid in full in January 2007.

Long-term Debt

The Company had separate long-term debt arrangements payable to banks that aggregate to $563,205 and $661,191 at December 31, 2006 and 2005, respectively. These long-term debt agreements are secured by certain property and equipment of the Company, bear interest at rates ranging from 6.10% to 9.80%, have monthly principal and interest payments, and mature from November 2008 to April 2010. The Company also had $92,925 and $78,662 at December 31, 2006 and 2005, respectively, remaining under long-term debt arrangements payable to a commercial entities that are secured by certain property and equipment of the Company, bear interest at rates ranging from 10.50% to 11.50%, have monthly principal and interest payments, and have various maturity dates through June 2009. The aggregate maturities of these long-term debt arrangements for the five years after December 31, 2006 are $206,648, $211,082, $194,894, $38,321, and $5,185, respectively.

8. Series A Convertible Redeemable Preferred Stock

In 2006, the Company issued 3,203,000 shares of Series A for cash, the proceeds of which were used for general working capital purposes and business combinations. In 2005, the Company issued 14,972,595 shares of Series A of which 2,661,035 shares were issued as partial consideration for business combinations and the remaining 12,311,560 shares were issued for cash, the proceeds of which were used for business combinations and general working capital purposes.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

The Series A shares are convertible to common shares at the option of the holder at any time using the ratio of 1 divided by 1 adjusted for dilution factors, if any. Upon the closing of a qualifying underwritten public offering, the Series A shares would automatically be converted into common shares. An automatic conversion would also occur if a majority of the Series A holders elects to convert their shares to common shares.

Series A shares are redeemable at the option of the majority of the holders on or after April 22, 2010, if the Company does not consummate a qualifying underwritten public offering or a reorganization event by that date. The redemption distribution amount would be equal to an amount that will provide for a 6% compounded annual return from the date of issuance of the shares. Because the redemption feature is outside the control of the Company, the Series A is accounted for under Emerging Issues Task Force Issue D-98, Classification and Measurement of Redeemable Securities, and has been excluded from stockholders’ (deficit) equity in the accompanying balance sheets. The Company adjusts additional paid-in capital for periodic accretion of the change in redemption value from initial carrying value through April 22, 2010, the date Series A holders may elect to redeem securities.

The holders of Series A shares have liquidation preferences ahead of all common stockholders. The liquidation distribution amount would be equal to $10.00 per share plus any accrued and unpaid dividends. Any funds remaining after the $10.00 per share preference would be ratably distributed to the holders of Series A and common stock as if the Series A was converted to common stock. The holders of Series A shares have full voting rights of the common stockholders as if the preferred shares were converted to common shares.

9. Stock-Based Compensation

In April 2005, the Company’s stockholders approved the 2005 equity compensation plan (the “2005 Stock Plan”). A total of 15,000,000 shares of common stock are initially authorized and reserved for issuance under the 2005 Stock Plan to employees, advisors, and non-exempt members of the Board of Directors. Stock options granted under the 2005 Stock Plan have a maximum term of ten years. During 2005, the Company acquired ten companies and completed the acquisition of five others. Existing stock options in eight of these companies were assumed by the Company and are included in the 2005 Stock Plan. During 2006, the Company acquired two companies. Existing stock options in one of the companies acquired in 2006 were assumed by the Company and are included in the 2005 Stock Plan. Vesting schedules in these companies ranged from zero to five years. Stock options issued by the Company have vesting schedules ranging from four to five years.

The fair value of each option is estimated at the grant date using the Black-Scholes option pricing model with the following weighted average assumptions:

	For the year ended December 31,
	2006	2005
Grant date fair value	$2.62	$6.20
Risk-free interest rate	4.57%	4.14%
Dividend yield	—%	—%
Expected life (years)	5.69	4.19
Expected volatility	49.62%	55.00%

No dividend yield assumption was included because the Company does not plan to pay dividends. Expected life was calculated based on the “simplified” method for “plain vanilla” options contained in SEC Staff Accounting Bulletin No. 107, Valuation of Share-Based Payment Arrangements for Public Companies. The

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

“simplified method” calculates the expected term as the average of the vesting term and the original contractual term of the options. As the Company’s common stock has no market, expected volatility was calculated using the median historical annualized daily volatilities of similar publicly traded entities. These assumptions are used in calculating the fair value of shares vested and the intrinsic value of exercised options as shown below.

	For the year ended December 31,
	2006	2005	2004
Fair value of shares vested	$10,515,912	$6,783,790	—
Aggregate intrinsic value of exercised shares	992,728	265,048	—

Stock option activity for options issued under the 2005 Stock Plan was as follows as of December 31, 2006, and for the year then ended:

	Shares Subject to Options	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Term (in yrs.)
Options outstanding at January 1, 2006	2,269,990	$6.24	$6.10
Options granted	1,488,952	13.38	2.62
Options exercised	(90,351)	1.46	8.64
Options terminated, cancelled or expired	(432,422)	10.20	4.24

Options outstanding at December 31, 2006	3,236,169	$9.14	$4.68	7.74

Options exercisable at December 31, 2006	1,812,435	$8.18	$5.10	7.33

The Company periodically grants stock option awards to selected executives and other key employees at the discretion of the Company’s Board of Directors. These board-discretionary stock options are generally granted at-the-money, have varying vesting schedules, and have contractual lives of ten years.

The fair value of each board-discretionary option grant was estimated on the date of grant using the same option valuation model used for options granted under the 2005 Stock Plan. The inputs for expected volatility, expected dividends, and risk-free rate used in estimating the fair value of those options are the same as those noted in the table related to options shown above.

A summary of the board-discretionary stock option activity as of December 31, 2006, and changes during the year then ended is presented below:

	Shares Subject to Options	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Term (in yrs.)
Options outstanding at January 1, 2006	428,521	$5.40	$6.58
Options granted	—	—	—
Options exercised	(22,458)	0.16	9.42
Options terminated, cancelled or expired	(226,121)	10.00	4.10

Options outstanding at December 31, 2006	179,942	$0.62	$9.42	8.53

Options exercisable at December 31, 2006	134,596	$0.70	$9.42	8.53

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

The following table summarizes information about stock options outstanding as of December 31, 2006:

Exercise price range	Options Outstanding			Options Exercisable
	Number of options	Weighted Average Exercise Price	Wtd. Avg. Remaining contractual term (in yrs.)	Number of options	Weighted Average Exercise Price
$0.16 - $0.66	314,239	$0.30	5.38	226,618	$0.32
$1.36 - $2.00	330,456	1.74	6.31	312,575	1.74
$2.34 - $3.50	268,970	3.10	7.45	164,446	3.04
$5.42 - $6.74	293,483	6.30	3.64	198,523	6.26
$8.40 - $10.22	1,387,414	10.00	8.80	617,634	9.98
$15.00	821,550	15.00	9.16	427,235	15.00

	3,416,111	$8.66	7.88	1,947,031	$7.68

The aggregate intrinsic value of outstanding and exercisable options at December 31, 2006 was $29,550,208 and $14,936,228, respectively. Also at December 31, 2006, total compensation cost related to nonvested awards that had not yet been recognized totaled $5,597,123. The weighted average period over which this amount will be recognized is estimated to be 0.96 years.

10. Discontinued Operations

On August 16, 2006, the Company completed the sale of Little Optics, Inc., a subdivision of Nomadics for total cash proceeds of $4,272,200 and a note receivable of $4,500,000 bearing interest at 4% and due October 1, 2007. The note receivable is reported in prepaid and other current assets, net of an allowance of $900,000. The Company recorded the allowance as it is attempting to sell the note in the secondary market at less than face value. The assets sold consisted primarily of fixed assets.

The Company realized a gain on the sale of net assets of Little Optics totaling $3,137,480. The results of Little Optics’ operations are reported as discontinued operations in the consolidated financial statements. Prior year financial statements for 2005 and 2004 have been restated to present the operations of Little Optics as discontinued operations.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

On December 14, 2006, the Company’s Board of Directors adopted a plan of sale and put the assets and businesses up for sale for its Laser segment (consisting of Nuvonyx, Inc. and Nuvonyx Europe), manufacturers of laser diode components, arrays and industrial laser systems and Harbinger Technologies, a provider of homeland defense and security consulting and technology. The Company decided to sell these units primarily because the business models did not align with the strategic plans of the Company. The disposal dates of the units were February 2, 2007, March 15, 2007, and April 24, 2007, for Nuvonyx Europe, Harbinger Technologies, and Nuvonyx, Inc., respectively. The units’ sales and pretax losses, reported in discontinued operations, for each of the three years ended December 31, 2006, are shown below. The income tax benefits for discontinued operations were $616,308, $927,897 and $0 in 2006, 2005 and 2004, respectively. Prior year financial statements for 2005 and 2004 have been restated to present the operations of the Laser segment and Harbinger Technologies as discontinued operations.

	For the years ended December 31,
	2006	2005	2004
Sales
Nuvonyx, Inc.	$6,812,288	$7,099,675	$4,361,020
Nuvonyx Europe	5,546,275	1,234,515	—
Harbinger Technologies	5,360,068	223,359	—
Little Optics	803,467	392,898	—

	$18,522,098	$8,950,448	$4,361,020

Net loss before income taxes
Nuvonyx, Inc.	$(12,879,826)	$(2,501,861)	$(1,386,111)
Nuvonyx Europe	(4,039,709)	(418,804)	—
Harbinger Technologies	(1,464,297)	(62,502)	—
Little Optics	(1,135,841)	(797,016)	—

	$(19,519,673)	$(3,780,183)	$(1,386,111)

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

In conjunction with the discontinuance of operations, the Company recognized an impairment loss of $13,124,859 in 2006 to write down the related carrying amounts to their fair values less cost to sell. The impairment was allocated $11,283,204 to goodwill, $979,457 to intangibles and $862,198 to fixed assets. The assets and liabilities of the discontinued operations are presented separately under the captions “Current assets of discontinued operations,” “Noncurrent assets of discontinued operations,” “Current liabilities of discontinued operations” and “Noncurrent liabilities of discontinued operations,” in the accompanying Consolidated Balance Sheets at December 31, 2006 and December 31, 2005, and consist of the following:

	At December 31,
	2006	2005
Assets of discontinued divisions:
Accounts receivable, net	$3,739,272	$2,798,141
Inventories	2,836,092	1,855,729
Property, plant and equipment, net	1,415,308	6,590,328
Other assets	16,972,665	30,141,743

Total assets	$24,963,337	$41,385,941

Liabilities of discontinued divisions:
Accounts payable	$1,219,536	$2,480,689
Accrued liabilities	3,207,285	3,278,505
Other liabilities	1,606,408	575,944

Total liabilities	$6,033,229	$6,335,138

11. Segment Information

Segment information has been prepared in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Company has three reportable segments: detection, surveillance, and solutions. The detection segment provides chemical, biological, radiological, nuclear, and radiation detection activities. The surveillance segment provides perimeter security and monitoring. The solutions segment designs, creates, and deploys security operating systems and video networking systems.

The Company’s reportable segments are strategic business units that offer different types of products and services. They are managed separately because each unit requires different technology and marketing strategies.

Segment performance is evaluated based upon operating income or loss before income taxes and interest expense. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following is a summary of information for the Company’s reportable segments:

	For the year ended December 31, 2006
	Detection	Surveillance	Solutions	Segments Combined
Revenues from external customers	$43,223,210	$31,990,064	$14,946,826	$90,160,100
Segment operating losses	(46,210,158)	(35,712,814)	(11,743,428)	(93,666,400)
Depreciation and amortization	8,568,985	5,630,277	3,007,297	17,206,559
Segment total assets	$95,075,727	$42,357,384	$16,510,559	$153,943,670

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

	For the year ended December 31, 2005
	Detection	Surveillance	Solutions	Segments Combined
Revenues from external customers	$11,327,205	$14,577,349	$5,495,452	$31,400,006
Segment operating losses	(1,332,417)	(1,721,838)	(3,863,988)	(6,918,243)
Depreciation and amortization	1,796,462	1,596,527	1,251,359	4,644,348
Segment total assets	$113,736,468	$71,363,839	$24,787,471	$209,887,778

	For the year ended December 31, 2004
	Detection	Surveillance	Solutions	Segments Combined
Revenues from external customers	$—	$3,056,920	$—	$3,056,920
Segment operating losses	—	(3,658,587)	—	(3,658,587)
Depreciation and amortization	—	213,816	—	213,816
Segment total assets	$—	$3,582,014	$—	$3,582,014

Following is a reconciliation of the Company’s operating losses from reportable segments to the total Company loss before minority interest in subsidiaries’ losses and income taxes:

	For the year ended December 31,
	2006	2005	2004
Operating losses from reportable segments	$(93,666,400)	$(6,918,243)	$(3,658,587)
Unallocated general and administrative expenses	(19,360,182)	(6,062,676)	—
Unallocated depreciation and amortization expense	(28,991)	(544,641)	(611,255)
Interest income	370,882	125,701	21,145
Interest expense	(372,385)	(144,599)	(1,200)
Loss in equity investees	—	(839,639)	(486,889)
Other non-operating gains (losses), net	1,039,266	(98,377)	111,214

Loss before minority interest in subsidiaries’ losses and income taxes	$(112,017,810)	$(14,482,474)	$(4,625,572)

Following is a reconciliation of the total assets from the Company’s reportable segments to the total assets of the Company:

	As of December 31,
	2006	2005
Total assets from reportable segments	$153,943,670	$209,887,778
Cash and cash equivalents	2,382,644	14,617,681
Assets held for sale	24,963,337	41,385,941
Prepaid expenses and other assets	2,607,029	1,329,802
Deferred income taxes	350,885	248,143

Total assets	$184,247,565	$267,469,345

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Following is a summary of the Company’s revenue attributable to the countries in which the Company operates:

	For the years ended December 31,
	2006	2005	2004
United States	$73,084,392	$24,359,560	$1,715,971
Canada	10,429,830	5,657,602	1,340,949
Europe	6,645,878	1,382,844	—

Total revenue	$90,160,100	$31,400,006	$3,056,920

Following is a summary of the Company’s long-lived assets attributable to the countries in which the Company operates:

	For the years ended December 31,
	2006	2005
United States	$96,797,708	$156,393,210
Canada	3,908,279	12,480,984
Europe	7,108,533	5,718,688

Total long-lived assets	$107,814,520	$174,592,882

Following is a summary of revenue from customers by geographic locations:

	For the years ended December 31,
	2006	2005	2004
United States	$75,654,824	$29,720,711	$2,754,971
Europe	5,541,165	1,021,366	166,147
Asia	6,053,292	387,456	45,634
Canada	2,509,636	247,211	88,253
Other	401,183	23,262	1,915

Total revenue	$90,160,100	$31,400,006	$3,056,920

In 2006, 2005 and 2004, the Company earned 36%, 51%, and 31%, respectively, of its total revenue from product, contracts and other service sales to the U.S. government. Such revenue was earned across all the Company’s reportable segments.

In 2004, one non-U.S. government customer from the Company’s surveillance segment accounted for 40% of the Company’s total revenue during that year. No one non-U.S. government customer accounted for more than 10% of the Company’s total revenue in 2006 or 2005.

12. Employee Benefit Plans

Effective January 1, 2006, the Company sponsors a 401(k) retirement plan (“Plan”) to provide retirement and incidental benefits for its employees. Employees may contribute a percentage of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Consolidated Financial Statements—(Continued)

December 31, 2006, 2005 and 2004

Company matches employee contributions dollar for dollar up to a maximum of 3% per year per employee. Persons employed prior to December 31, 2006, are 100% vested in matching contributions. Persons employed after December 31, 2006, vest evenly over a 4 year vesting period at 25% per year. In addition, the Plan provides for discretionary contributions as determined by the Board of Directors. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants.

Company matching contributions to the Plan totaled $991,695 for the year ended December 31, 2006. The Company did not make any discretionary contributions in 2006.

During 2006, the Company sponsored a self-insured group medical insurance plan (“Health Plan”) for the benefit of its employees. The Health Plan was designed to provide a specified level of coverage, with stop-loss coverage provided by a commercial insurer in order to limit the Company’s exposure. The Company’s maximum claim exposure per person was limited to $30,000 per year. For the year ended December 31, 2006, the Company’s claims expense totaled $2,516,047 which includes an accrual of $453,780 at December 31, 2006, for an estimated liability for claims incurred but not reported. Such liability is reported in accrued expenses and other current liabilities. Effective January 1, 2007, the Company switched to a fully insured health and welfare plan for all eligible employees and their dependents.

13. Statements of Cash Flows

Supplemental cash flow and non-cash investing and financing information includes the following:

	At December 31,
	2006	2005	2004
Series A issued as consideration for business combinations	$—	$26,610,354	$—
Common stock issued as consideration for business combinations	5,803,065	68,446,534	—
Stock options and warrants assumed and granted in business combinations	182,031	11,412,566	—
Accounts receivable from stockholders included in other current assets related to issuances of Series A	—	987,500	—
Business combination consideration included in accounts payable	—	1,038,944	—
Business combination consideration included in accrued expenses	—	924,418	—
Escrow funds from business combinations included in accrued expenses and other current liabilities	1,831,222	974,995	—
Cash paid for interest	387,636	183,026	17,328
Cash paid for income taxes	—	—	—

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

For the Nine Month Periods ended September 30, 2007 and 2006

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Balance Sheets

	September 30, 2007	December 31, 2006
	(Unaudited)
Assets
Current assets:
Cash and cash equivalents	$16,132,018	$7,236,005
Trade accounts receivable, net	26,435,849	22,461,118
Inventories	15,719,298	13,710,540
Deferred income taxes	350,885	350,885
Prepaid expenses and other current assets	8,565,188	7,711,160
Current assets of discontinued operations	—	7,512,660

Total current assets	67,203,238	58,982,368
Property, plant and equipment, net	8,635,258	6,208,612
Intangible assets, net	28,892,956	37,026,754
Goodwill	63,214,064	62,882,959
Other assets	3,202,454	1,696,195
Noncurrent assets of discontinued operations	—	17,450,677

Total assets	$171,147,970	$184,247,565

Liabilities and Stockholders’ (Deficit) Equity
Current liabilities:
Notes payable	$7,530,996	$1,010,577
Lines of credit	974,069	1,686,585
Current portion of long-term debt	199,073	206,648
Accounts payable	10,117,557	9,543,300
Accrued payroll expenses	4,953,081	5,642,166
Accrued expenses and other current liabilities	7,315,692	4,883,904
Deferred revenue	2,823,836	2,813,967
Current liabilities of discontinued operations	—	5,883,559

Total current liabilities	33,914,304	31,670,706
Long-term debt	607,510	449,482
Deferred income taxes	2,998,211	3,561,213
Other liabilities	553,106	2,191,148
Noncurrent liabilities of discontinued operations	—	149,670

Total liabilities	38,073,131	38,022,219

COMMITMENTS AND CONTINGENCIES
Series A Convertible Redeemable Preferred Stock, par value $.001 per share —authorized 21,500,000 shares in 2007 and 2006; issued and outstanding 18,525,595 and 18,175,595 shares in 2007 and 2006, respectively; liquidation preference $185,255,950 and $181,755,950 at September 30, 2007, and December 31, 2006, respectively	209,323,249	197,732,187

Stockholders’ (Deficit) Equity:
Common stock, par value $.001 per share, authorized 60,000,000 shares in 2007 and 2006; issued and outstanding 9,870,626 and 9,758,101 shares in 2007 and 2006, respectively	9,871	9,758
Additional paid-in capital	92,053,177	95,068,322
Accumulated deficit	(170,927,063)	(147,625,816)
Accumulated other comprehensive income	2,615,605	1,040,895

Total stockholders’ (deficit) equity	(76,248,410)	(51,506,841)

Total liabilities and stockholders’ (deficit) equity	$171,147,970	$184,247,565

The accompanying notes are an integral part of these consolidated financial statements.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Operations and Comprehensive Loss

	Nine Months Ended September 30,
	2007	2006
	(Unaudited)
Revenues:
Product revenues	$59,706,948	$38,723,726
Contract research and development revenues	24,784,605	19,729,403
Maintenance, service and other revenues	10,127,852	3,128,928

Total revenues	94,619,405	61,582,057

Cost of revenues:
Cost of product revenues	29,057,812	20,825,796
Cost of contract research and development revenues	17,202,583	12,186,282
Cost of maintenance, service and other revenues	6,523,585	1,594,534

Total cost of revenues	52,783,980	34,606,612

Gross profit	41,835,425	26,975,445

Operating expenses:
General and administrative	28,073,044	26,717,954
Sales and marketing	17,002,810	12,332,357
Research and development	14,691,339	10,521,131
Depreciation and amortization	1,394,279	1,045,317
Amortization of intangibles	8,845,777	12,517,464

Total operating expenses	70,007,249	63,134,223

Operating loss	(28,171,824)	(36,158,778)

Other income (expense):
Interest income	448,781	310,527
Interest expense	(454,617)	(294,115)
Other, net	127,971	96,793

Total other income	122,135	113,205

Loss before income taxes	(28,049,689)	(36,045,573)
Income tax expense (benefit)	(907,000)	(230,419)

Loss from continuing operations	$(27,142,689)	$(35,815,154)
Loss on discontinued operations, net of tax	(1,301,544)	(5,121,275)
Gain on sale of discontinued operations, net of tax	5,142,986	3,137,480

Net loss	$(23,301,247)	$(37,798,949)

Other comprehensive income
Foreign currency translation adjustment, net of tax	1,574,710	1,965,408

Comprehensive loss	$(21,726,537)	$(35,833,541)

Net loss	$(23,301,247)	$(37,798,949)
Less: Preferred stock dividends including accretion	7,384,062	7,037,891

Net loss attributable to common stockholders	$(30,685,309)	$(44,836,840)

Net loss per common share
Basic and diluted	$(3.13)	(4.92)

Pro forma net loss per share
Basic and diluted	$(0.82)

The accompanying notes are an integral part of these consolidated financial statements.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statement of Convertible Redeemable Preferred Stock and Stockholders’ (Deficit) Equity

			Stockholders’ (Deficit) Equity
	Series A Convertible Redeemable Preferred Stock		Common Stock		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Total Stockholders’ (Deficit) Equity
	Shares	Amount	Shares	Amount
					(Unaudited)
Balances at December 31, 2006	18,175,595	$197,732,187	9,758,101	$9,758	$95,068,322	$(147,625,816)	$1,040,895	$(51,506,841)

Comprehensive income (loss):
Net loss	—	—	—	—	—	(23,301,247)	—	(23,301,247)
Foreign currency translation, net of tax	—	—	—	—	—	—	1,574,710	1,574,710

Total comprehensive loss	—	—	—	—	—	(23,301,247)	1,574,710	(21,726,537)
Issuances of convertible preferred stock:
Stock purchase agreements	350,000	4,207,000	—	—	(707,000)	—	—	(707,000)
Accretion to redemption value	—	7,384,062	—	—	(7,384,062)	—	—	(7,384,062)
Issuances of common stock:
Stock options, warrants and restricted stock	—	—	112,525	113	966,069	—	—	966,182
Stock based compensation	—	—	—	—	4,109,848	—	—	4,109,848

Balances at September 30, 2007	18,525,595	$209,323,249	9,870,626	$9,871	$92,053,177	(170,927,063)	2,615,605	$(76,248,410)

The accompanying notes are an integral part of these consolidated financial statements.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

	Nine months ended September 30,
	2007	2006
	Unaudited
Operating activities:
Net loss	$(23,301,247)	$(37,798,949)
Gain on disposal of discontinued operations	(5,142,986)	(3,137,480)
Loss on discontinued operations, net of tax	1,301,544	5,121,275

Loss on continuing operations, net of tax	(27,142,689)	(35,815,154)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock based compensation	4,109,848	4,003,127
Depreciation and amortization	10,240,056	13,562,781
Deferred income taxes	(563,002)	(285,375)
Gain on disposal of property and equipment	(1,127)	—
Changes in operating assets and liabilities:
Trade accounts receivable, net	(3,443,320)	(3,701,203)
Inventories	(1,737,108)	(578,778)
Prepaid expenses and other assets	(3,248,295)	(2,180,814)
Accounts payable	401,039	(4,547,368)
Accrued expenses and other liabilities	602,166	(2,251,055)
Deferred revenue	(187,648)	839,383

Net cash used in continuing operating activities	(20,970,080)	(30,954,456)
Cash used in operation of discontinued operations	69,881	(2,987,103)

Net cash used in operating activities	(20,900,199)	(33,941,559)

Investing activities:
Purchases of property, plant and equipment	(3,754,160)	(4,081,409)
Proceeds from sale of property, plant and equipment	—	4,899

Net cash used in continuing investing activities	(3,754,160)	(4,076,510)
Proceeds from the sale of discontinued operations	23,571,004	4,272,200

Net cash provided by investing activities	19,816,844	195,690

Financing activities:
Proceeds from issuance of preferred stock	3,500,000	19,330,000
Proceeds from issuance of common stock	295,609	88,130
Borrowings under lines of credit	540,723	13,207,387
Repayments under lines of credit	(753,239)	(15,220,913)
Proceeds from notes payable and long-term debt	14,578,899	1,107,610
Repayments of notes payable and long-term debt	(8,409,916)	(885,176)
Other, net	(2,511)	370,045

Net cash provided by financing activities	9,749,565	17,997,083

Effect of foreign exchange rate on cash	229,803	278,636

Net change in cash and cash equivalents	8,896,013	(15,470,150)
Cash and cash equivalents at beginning of period	7,236,005	23,354,375

Cash and cash equivalents at end of period	$16,132,018	$7,884,225

The accompanying notes are an integral part of these consolidated financial statements.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements

September 30, 2007 and 2006

1. Description of the Business and Summary of Significant Accounting Policies

(a) General

ICx Technologies, Inc. and Subsidiaries (“ICx” or “Company”) was incorporated in the State of Delaware in 2003 to acquire, develop, and coordinate the operations of security technology companies. ICx provides governmental agencies and private industry with advanced surveillance and detection systems that detect chemical, biological, radiological, nuclear, and explosive materials. These technologies are used in nuclear power plants, military installations, natural gas storage systems and pipelines, shopping malls, public transportation systems, and port facilities.

The holders of a majority of ICx’ capital stock, DPI, LLC (“DPI”) and Valentis SB, L.P. (“Valentis”), are under the common control of Wexford Capital, LLC (“Wexford”), which is an SEC registered investment advisor.

The Company had nineteen subsidiaries at December 31, 2006. Two of the subsidiaries, GHC Technologies, Inc. and Security 2000, Inc., were acquired in 2006. The acquisitions were accounted for pursuant to Statement of Financial Accounting Standard (“SFAS”) No. 141, Business Combinations. The Company’s Board of Directors approved a plan in 2006 for the sale of three subsidiaries, Harbinger Technologies, Inc., Nuvonyx Europe, and Nuvonyx, Inc. Accordingly the operating results of those three subsidiaries are included as discontinued operations, and the related assets and liabilities are included as held for discontinued operations for all periods presented in the accompanying consolidated financial statements. Two of the subsidiaries were sold during the first quarter 2007, and the third was sold during the second quarter 2007 (see Note 7, Discontinued Operations).

(b) Reverse Stock Split

On October 23, 2007, the Company’s Board of Directors approved a one-for-two reverse stock split of the Company’s outstanding common stock which is subject to shareholder approval and will become effective prior to the effectiveness of the registration statement for the Company’s contemplated initial public offering. All common shares and per share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements have been retroactively adjusted for all periods presented to give effect to the reverse stock split. The effects of the reverse split of the Company’s common stock described have also been reflected retroactively in the presentation of all preferred shares and per share amounts in the accompanying consolidated financial statements and notes to the consolidated financial statements based on the preferred conversion ratio described in Note 3.

(c) Principles of Consolidation and Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of ICx and its wholly-owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2006. In the opinion of management, the statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the Company’s management, are necessary for a fair

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2007 and 2006

presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the nine month period ended September 30, 2007, are not necessarily indicative of the results that may be expected for any subsequent quarter or for the year ending December 31, 2007.

(d) Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

(e) Inventories

Inventory primarily consists of raw material, work in process, and finished goods related to advanced surveillance and monitoring systems and detection systems that detect chemical, biological, radiological, nuclear, and explosive materials. Inventories are stated at the lower of cost (first-in, first-out basis) or market. The Company writes down inventories for obsolescence equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. Any write-downs are charged to operations as incurred. Manufacturing overhead is allocated to inventory and cost of revenues based on a variable of direct labor.

At September 30, 2007 and December 31, 2006, inventories were comprised of the following:

	September 30, 2007	December 31, 2006
Raw materials	$9,841,736	$8,301,312
Work in progress	1,814,672	3,065,515
Finished goods	4,669,313	2,644,209

	$16,325,721	$14,011,036
Reserve for obsolescence	(606,423)	(300,496)

	$15,719,298	$13,710,540

(f) Goodwill and Other Intangible Assets

Goodwill is not amortized, but instead is tested for impairment at least annually. Intangible assets are amortized over their respective estimated useful lives ranging from one to ten years. The Company has no intangible assets with indefinite useful lives.

It is the Company’s policy to evaluate its recorded goodwill for possible impairment on an annual basis in the fourth quarter of each year, or earlier if an indicator of impairment arises. Management uses a number of different criteria when evaluating an asset for possible impairment. Indicators such as significant decreases in a reporting unit’s book value, cash flows which cannot be resolved or improved within a reasonable amount of time, sustained operating losses, adverse changes in the business climate, legal matters, losses of significant customers, and new technologies which could accelerate obsolescence of business products are used by management when making its evaluations.

In assessing the recoverability of goodwill and intangibles, the Company must make assumptions regarding estimated future cash flows and other factors to determine the fair value of the respective assets. The fair value of an asset could vary, depending upon the estimating method employed, as well as assumptions made. This may

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2007 and 2006

result in a possible impairment of the intangible assets and/or goodwill, or alternatively the acceleration of amortization expense.

(g) Revenue Recognition

The Company recognizes revenue from product sales in accordance with Staff Accounting Bulletin No. 104 as amended, when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection from the customer is reasonably assured. Product revenue is generally recognized upon shipment, unless customer acceptance is required, then product revenue is recognized when documentation of customer acceptance is received.

The Company earns contract research and development revenue by performing research and development primarily under contracts entered into with the U.S. government or as subcontractors to other commercial entities that contract with the U.S. government. Most of the research and development contracts are either based on costs incurred plus a fixed fee or are based on a fixed price. The Company recognizes revenue from research and development contracts using the percentage of completion method in accordance with Statement of Position 81-1 as prescribed by the American Institute of Certified Public Accounts Audit and Accounting Guide, Audits of Federal Government Contractors. The Company principally uses labor efforts expended, incurred costs and estimated gross profit as a percentage of total estimated costs and contract value, or contract milestones to measure the progress of contract completeness. Revisions in cost and contract value estimates during the progress of work have the effect of adjusting earnings in the current period for work that may have been performed in prior periods. When estimates of current contract costs indicate a loss, provision is made for the total anticipated loss in the current period. Under cost plus fixed fee contracts, the Company may bill and be reimbursed for costs incurred in advance of revenue recognition if the percentage of contract completeness does not coincide with costs incurred. Additionally, certain fixed price contracts provide for billings and/or payments that may not coincide with revenue recognition. To the extent that customer billings or payments are in excess of revenues, the excess is recorded as deferred revenue and contract costs in excess of expected earnings under the contract are deferred. At September 30, 2007 and December 31, 2006, the Company had included in deferred revenue $1,994,940 and $1,301,822 of excess billings or customer payments, respectively, related to percentage of completion timing differences. Deferred contract costs at September 30, 2007 and December 31, 2006 were not material. In certain circumstances, revenue is recognized under the percentage of completion method prior to costs being incurred under cost plus fixed fee contracts or prior to billings as defined in fixed price contracts. Such amounts are recorded as unbilled revenue and are expected to be collected within one year of recognition, and if contract costs incurred are below the earnings that are expected to be realized upon contract completion are accrued until the costs are incurred. At September 30, 2007 and December 31, 2006, the Company had unbilled revenue of $3,460,219 and $2,071,820, respectively, included in other current assets in the accompanying financial statements, substantially all of which was due from the U.S. government and expected to be collected within one year. Accrued contract costs at September 30, 2007 and December 31, 2006 were not material. The Company had no material claims outstanding under its research and development contracts at September 30, 2007.

The Company recognizes revenue from services at the time the services are performed. Deferred revenue includes $456,441 and $1,234,427 at September 30, 2007 and December 31, 2006, respectively, of prepayments on service contracts which are deferred until such time as the services are performed. Warranty income under separate agreements is recognized ratable over the life of the warranty.

The Company recognizes software revenue under the provisions of the Accounting Standards Executive Committee’s Statement of Position 97-2 (“SOP 97-2”), Software Revenue Recognition (as amended by SOP 98-9). Under the terms of SOPs 97-2 and 98-9, companies are required to allocate revenue to multiple-elements in

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2007 and 2006

software arrangements based on vendor specific objective evidence of fair value for each element. The Company generally has two elements to its software arrangements (1) a software license fee and (2) a post contract customer maintenance and support. Revenue from software license fees is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the price is fixed or determinable, and collection from the customer is reasonably assured. Revenue from post contract customer maintenance and support is deferred and recognized ratably over the life of the post contract customer maintenance and support agreement. At September 30, 2007 and December 31, 2006, $372,455 and $277,718 of revenue was deferred under multiple-element software arrangements for post contract customer support.

(h) Accounting for Stock-Based Compensation

Effective January 1, 2006, the Company adopted SFAS No. 123(R), Share-Based Payment (“SFAS 123(R)”), using the modified prospective transition method. SFAS 123(R) requires equity-classified, share-based payments to employees, including grants of employee stock options, to be valued at fair value on the date of grant and to be expensed over the applicable vesting period. Under the modified prospective transition method, share-based awards granted or modified on or after January 1, 2006, are recognized in compensation expense over the applicable vesting period. Also, any previously granted awards that were not fully vested as of January 1, 2006, are recognized as compensation expense over the remaining vesting period. No retroactive or cumulative effect adjustments were required upon the Company’s adoption of SFAS 123(R).

During the nine months ended September 30, 2007 and 2006, the Company recorded non-cash stock-based compensation expense of $4,109,848 and $4,003,127 , respectively. As of each September 30, 2007 and December 31, 2006, the Company’s total unrecognized compensation cost related to stock-based awards was $5.6 million.

(i) Loss Per Share

The Company calculates loss per share in accordance with SFAS No. 128, Earnings Per Share (“SFAS 128”). Under SFAS 128, basic loss per common share is calculated by dividing net loss attributable to common stockholders by the weighted-average number of common shares outstanding during each reporting period. Diluted loss per common share is calculated by dividing net loss attributable to common stockholders by the weighted average number of common shares outstanding during each period adjusted for the effect of dilutive potential common shares calculated using the treasury stock method. However, the computation of diluted loss per share shall not assume the conversion or exercise of options that would have an anti-dilutive effect (a decrease in loss per share) on loss per share.

For the nine months ended September 30, 2007, the Company had 9,798,678 weighted average shares outstanding, and all of the Company’s potential common shares were anti-dilutive as the Company was in a net loss position. Those potential common shares consisted of 3,364,634 weighted average shares of stock options, warrants, and restricted stock/stock units and 18,514,057 weighted average shares of convertible preferred stock. For the nine months ended September 30, 2006, the Company had 9,122,042 weighted average shares outstanding.

(j) Pro Forma Net Loss Per Share

Pro forma net loss per share has been computed using the weighted average number of shares of common stock outstanding during each period. In addition, for purposes of pro forma net loss per share, all shares of convertible redeemable preferred stock at September 30, 2007, which are convertible to common stock and are expected to be converted upon closing of the proposed initial public offering of the Company’s common stock,

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2007 and 2006

have been treated as though they had been converted to common stock in all periods in which such shares were outstanding. For the nine months ended September 30, 2007, the Company had 28,312,735 pro forma weighted average common shares outstanding.

(k) Income Taxes

Current income tax expense is the amount of income taxes expected to be payable for the current year. Deferred income tax assets and liabilities are computed annually for the differences between the financial statement and income tax bases of assets and liabilities. Such deferred income tax asset and liability computations are based on enacted tax laws and rates applicable to periods in which the differences are expected to reverse. If necessary, a valuation allowance is established to reduce deferred income tax assets to the amount expected to be realized.

(l) Change in Accounting Principle

In June 2006, the FASB issued FASB Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an Interpretation of FASB Statement No. 109 (FIN 48), which prescribes accounting for and disclosure of uncertainty in tax positions. This interpretation defines the criteria that must be met for the benefits of a tax position to be recognized in the financial statements and the measurement of tax benefits recognized. The provisions of FIN 48 are effective as of the beginning of the Company’s 2007 fiscal year.

The adoption of FIN 48 resulted in no adjustment to the Company’s consolidated financial statements. As of December 31, 2006, the Company had unrecognized tax benefits of $1.4 million. As a result of valuation allowances, none of this amount would reduce the Company’s effective income tax rate if recognized in future periods. No interest or penalties have been accrued due to the impact of net operating losses.

At September 30, 2007, the Company’s tax returns open for review by taxing authorities were 2003 to 2006 for federal, 2002 to 2006 for state, and 2002 to 2006 for foreign. The Company has elected to report any interest and penalties related to uncertain tax positions as a component of income tax expense.

(m) Recent Accounting Pronouncements

In September 2006, the FASB issued SFAS 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years. The Company has not yet determined the effect on the Company’s consolidated financial statements, if any, upon adoption of SFAS 157.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115 (“SFAS 159). SFAS 159 permits companies to choose to measure many financial instruments and certain other items at fair value at specified election dates. Upon adoption, an entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings at each subsequent reporting date. Most of the provisions apply only to entities that elect the fair value option. However, the amendment to SFAS 115, Accounting for Certain Investments in Debt and Equity Securities, applies to all entities with available for sale and trading securities. SFAS 159 is effective as of the beginning of an entity’s first fiscal year that begins after November 15, 2007. The Company has not yet determined whether it will elect the option provided for in this standard, or the impact that the elective adoption may have on its consolidated results of operations or financial position.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2007 and 2006

2. Liquidity and Capital Resources

ICx was formed in 2003 and primarily grew its operations through the acquisition of eighteen companies. The acquisitions were made to further research, develop, integrate and distribute technologies in markets related to security and defense. Substantially all of the acquisitions were completed in the final six months of 2005, and many of the acquired entities had early stage products and/or emerging products and engaged in research and development activities that were funded both through external government contracts and internal resources.

During 2006 and through the third quarter of 2007, the Company began to increase its investment in sales, marketing and other related business development structure to support its early stage products and emerging technologies. Additionally, the Company increased its investment in internally funded research and development activities and the related integration of products and technologies among its operating units. The Company also increased its general and administrative expenses in 2006 through the use of consultants and other professionals to complete certain accounting and legal functions. Consequently, the Company’s cumulative net losses, which amounted to approximately $171 million at September 30, 2007, were expected based on the nature of the Company, the early stage of its products and technologies and its ongoing research and development activities. Since its inception in 2003 through September 30, 2007, the Company had received approximately $180 million in funding through the issuance of Series A Convertible Redeemable Preferred Stock (“Series A”), contributed capital and other common equity sources, the proceeds of which have been used to fund the Company’s acquisitions and net losses.

Through September 30, 2007, the Company has reduced its losses, through a variety of means, including but not limited to sales of certain assets, reducing general and administrative expenses by relying less on external consultants, professionals and advisors, prioritizing its internal research and development spending, and increasing revenue through organic growth in product sales. In connection with its loss reduction plans, the Company disposed of two subsidiaries during the three months ended March 31, 2007, and disposed of a third subsidiary during the second quarter of 2007 (see Note 7, Discontinued Operations). During the nine months ended September 30, 2007, the Company issued 350,000 shares of Series A to DP1 for $3.5 million. The Company also obtained and repaid a bridge loan from DP1 that was due April 9, 2007 (See Note 4, Related Party Transactions). On September 28, 2007, the Company entered into a $7.0 million promissory note payable to DP1 and due December 27, 2007 (See Note 4, Related Party Transactions). Management believes that the Company has sufficient working capital and ability to raise additional equity to fund operations for at least the next twelve months.

3. Series A Convertible Redeemable Preferred Stock

The Series A shares are convertible to common shares at the option of the holder at any time using the ratio of 1 divided by 1 adjusted for dilution factors, if any. Upon the closing of a qualifying underwritten public offering, the Series A shares would automatically be converted into common shares. An automatic conversion would also occur if a majority of the Series A holders elects to convert their shares to common shares.

Series A shares are redeemable at the option of the majority of the holders on or after April 22, 2010, if the Company does not consummate a qualifying underwritten public offering or a reorganization event by that date. The redemption distribution amount would be equal to an amount that will provide for a 6% compounded annual return from the date of issuance of the shares. Because the redemption feature is outside the control of the Company, the Series A is accounted for under Emerging Issues Task Force Issue D-98, Classification and Measurement of Redeemable Securities, and has been excluded from stockholders’ (deficit) equity in the

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2007 and 2006

accompanying balance sheets. The Company adjusts additional paid-in capital for periodic accretion of the change in redemption value from initial carrying value through April 22, 2010, the date Series A holders may elect to redeem securities.

The holders of Series A shares have liquidation preferences ahead of all common stockholders. The liquidation distribution amount would be equal to $10.00 per share plus any accrued and unpaid dividends. Any funds remaining after the $10.00 per share preference would be ratably distributed to the holders of Series A and common stock as if the Series A was converted to common stock. The holders of Series A shares have full voting rights of the common stockholders as if the preferred shares were converted to common shares.

In January 2007, the Company issued 350,000 shares of Series A to DPI for a cash price of $10.00 per share for proceeds of $3.5 million.

4. Related Party Transactions

Securities Issued to Insiders

DP1 directly holds more than 5% of the Company’s capital stock. Joseph Jacobs, a member of the Company’s Board of Directors, is a member of certain affiliates that own or control DP1, DP2 and Debello. Mark Mills, the Chairman of the Board of Directors, and Hans Kobler, Chief Executive Officer and a member of the Board of Directors, each has an indirect ownership interest in DPI and DP2 through an affiliate, but otherwise each disclaims beneficial ownership of DP1 or DP2.

Administrative Services Agreement with Wexford

The Company entered into an Administrative Services Agreement with Wexford under which the Company may request certain legal, accounting, back office, and other services. The Company is obligated to reimburse Wexford for all of its direct and indirect costs allocated to the performance of such services. The Company incurred general and administrative expenses of $184,471 and $246,558 in the first nine months of 2007 and 2006, respectively, pursuant to the agreement. Either party may terminate specific services or cancel the agreement upon written notice to the other party.

Leases

Juergen Stein, CEO and President of Target GmbH, a subsidiary of the Company, leases facilities to the Company under a lease agreement dated January 1, 2005. Rent expense of $70,500 and $67,500 was incurred in the first nine months of 2007 and 2006, respectively. The lease term ends on December 31, 2020, and can be renewed for one year terms thereafter.

Strange Family Holdings, LLP, leases facilities to the Company under a lease agreement dated June 15, 2005. Rent expense of $59,081 and $56,775 was incurred in the first nine months of 2007 and 2006, respectively. The lease term ends on June 15, 2008, and can then be renewed for one year terms thereafter. Certain family members of the Strange family hold senior management positions in the Company’s, subsidiary, New Heights, Inc.

Debt Obligations

On March 8, 2007, the Company borrowed $3.0 million from DP1 through a convertible promissory note due April 9, 2007. The note bore interest in the form of a $60,000 origination fee deducted from the proceeds. The note was convertible into Series A shares at $10.00 per share and was repaid on April 9, 2007. On

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2007 and 2006

September 28, 2007, the Company entered into a $7.0 million promissory note payable to DP1 and due December 27, 2007. The note bears interest at 2% every 30 days payable in advance. If the Company does not complete the initial public offering prior to December 27, 2007, DP1 has the right to require in its sole discretion that the Company withdraw the registration statement. The note is automatically convertible into shares of Series A preferred stock at $10.00 per share only in the event that the registration statement is withdrawn and the offering of common stock is not completed and the Company is unable to or elects not to repay the note in full. The note will be repaid in full with the net proceeds from the offering. Net proceeds from the note totaled $6,860.000.

5. Commitments and Contingencies

On June 22, 2007, the Company entered into a $1.0 million standby letter of credit agreement with a bank relating to the guarantee of its future performance on certain contracts. The standby letter of credit requires the Company to maintain a minimum bank balance of $1.0 million with the issuing bank and expires upon release by the counterparties of any obligations under the letter of credit.

The Company is routinely involved in various legal matters arising from the normal course of business. Management believes that losses, if any, arising from such actions will not have a material adverse effect on the financial position or results of operations of the Company.

6. Stock-Based Compensation

Stock option activity for options issued under the Company’s 2005 equity compensation plan as of September 30, 2007, and changes during the nine month period then ended, was as follows:

	Shares Subject to Options	Weighted Average Exercise Price	Weighted Average Fair Value	Weighted Average Remaining Contractual Term (in yrs.)
Options outstanding at January 1, 2007	3,236,169	$9.14	$4.68
Options granted	—	—	—
Options exercised	(78,608)	3.76	8.40
Options terminated, cancelled or expired	(24,985)	8.80	4.58

Options outstanding at September 30, 2007	3,132,576	9.22	4.60	7.19

Options exercisable at September 30, 2007	2,401,694	$9.11	$4.69	7.05

During the nine months ended September 30, 2007, the Company granted 413,919 shares of restricted stock pursuant to the 2005 Stock Plan. The Company recorded stock-based compensation expense of $1,495,058 during the nine months ended September 30, 2007, in connection with the restricted stock grants. Stock-based compensation expense pertaining to stock options totaled $2,614,790 and $4,003,127 for the nine months ending September 30, 2007 and 2006, respectively. The shares vest based on varying service conditions and the successful completion of a public offering.

7. Discontinued Operations

On August 16, 2006, the Company completed the sale of Little Optics, Inc., a subdivision of Nomadics for total cash proceeds of $4,272,200 and a note receivable of $4,500,000 bearing interest at 4% and due October 1, 2007. The note receivable was collected in full during the third quarter of 2007. The Company had previously

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2007 and 2006

recorded an allowance of $900,000 on the note as it originally attempted to sell the note in the secondary market at less than face value. Consequently, the Company recorded a gain on sale of discontinued operations of $900,000 during the third quarter of 2007. The assets sold consisted primarily of fixed assets. The Company realized a gain on the sale of net assets of Little Optics totaling $3,137,480 in 2006. The results of Little Optics’ operations are reported as discontinued operations in the December 31, 2006, consolidated financial statements.

On December 14, 2006, the Company’s Board of Directors adopted a plan of sale and put the assets and businesses up for sale for its Laser segment (consisting of Nuvonyx, Inc. and Nuvonyx Europe), manufacturers of laser diode components, arrays and industrial laser systems and Harbinger Technologies, a provider of homeland defense and security consulting and technology. The Company decided to sell these units primarily because the business models did not align with the strategic plans of the Company. The disposal dates of the units were February 2, 2007, March 15, 2007, and April 24, 2007, for Nuvonyx Europe, Harbinger Technologies, and Nuvonyx, Inc., respectively. The units’ sales and pretax losses, reported in discontinued operations, for the nine months ended September 30, 2007 and 2006, are shown below.

For the nine months ended September 30,	2007	2006
Sales
Nuvonyx, Inc.	$2,475,378	$4,340,575
Nuvonyx Europe	—	1,830,766
Harbinger Technologies	686,228	3,648,953
Little Optics	—	693,432

	$3,161,606	$10,513,726

Net income (loss) before income taxes
Nuvonyx, Inc.	$(399,517)	$(1,218,527)
Nuvonyx Europe	—	(738,309)
Harbinger Technologies	(902,027)	(1,054,830)
Little Optics	—	(1,305,552)

	$(1,301,544)	$(4,317,218)

Net loss per share	$(0.13)	$(0.47)

8. Segment Information

Segment information has been prepared in accordance with SFAS No. 131, Disclosure about Segments of an Enterprise and Related Information. The Company has three reportable segments: detection, surveillance, and solutions. The detection segment provides chemical, biological, radiological, nuclear, and radiation detection activities. The surveillance segment provides perimeter security and monitoring. The solutions segment designs, creates, and deploys security operating systems and video networking systems.

The Company’s reportable segments are strategic business units that offer different types of products and services. They are managed separately because each unit requires different technology and marketing strategies.

Segment performance is evaluated based upon operating income or loss before income taxes and interest expense. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

ICx TECHNOLOGIES, INC. AND SUBSIDIARIES

Notes to Unaudited Consolidated Financial Statements—(Continued)

September 30, 2007 and 2006

The following is a summary of information for the Company’s reportable segments:

For the nine months ended September 30, 2007	Detection	Surveillance	Solutions	Segments Combined
Revenues from external customers	$54,237,405	$26,931,083	$13,450,917	$94,619,405
Segment operating losses	(2,161,486)	(6,790,687)	(4,831,024)	(13,783,197)
Depreciation and amortization	5,733,226	2,886,866	1,490,062	10,110,154

As of September 30, 2007
Segment total assets	$97,802,109	$40,716,558	$16,619,800	$155,138,467
For the nine months ended September 30, 2006	Detection	Surveillance	Solutions	Segments Combined
Revenues from external customers	$30,065,270	$21,779,845	$9,736,942	$61,582,057
Segment operating losses	(10,006,514)	(9,706,573)	(3,182,650)	(22,895,737)
Depreciation and amortization	6,751,918	4,512,705	2,298,158	13,562,781

As of December 31, 2006
Segment total assets	$95,075,727	$42,357,384	$16,510,559	$153,943,670

Following is a reconciliation of the Company’s operating losses from reportable segments to the total Company loss before minority interest in subsidiaries’ losses and income taxes:

For the nine months ended September 30,	2007	2006
Operating losses from reportable segments	$(13,783,197)	$(22,895,737)
Unallocated general and administrative expenses	(14,258,725)	(13,263,041)
Unallocated depreciation and amortization expense	(129,902)	—
Interest expense	(454,617)	(294,115)
Interest income	448,781	310,527
Other non-operating gains (losses), net	127,971	96,793

Loss before income taxes	$(28,049,689)	$(36,045,573)

Following is a reconciliation of the total assets from the Company’s reportable segments to the total assets of the Company:

	September 30, 2007	December 31, 2006
Total assets from reportable segments	$155,138,467	$153,943,670
Cash and cash equivalents	7,258,210	2,382,644
Assets held for sale	—	24,963,337
Prepaid expenses and other assets	8,400,408	2,607,029
Deferred income taxes	350,885	350,885

Total assets	$171,147,970	$184,247,565

9. Subsequent Event

On October 1, 2007, the Company acquired PureTech Systems, Inc. (“PureTech”) for $3.25 million in cash in a business combination accounted for as a purchase. The results of operations of PureTech will be consolidated into the Company’s results beginning October 1, 2007.

DAQ ELECTRONICS, INC.

Audited Financial Statements

Fiscal Years Ended May 31, 2004 and 2003

ELSTEIN & FRIEDMAN, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

277 FAIRFIELD ROAD—SUITE 316

FAIRFIELD, NEW JERSEY 07004

TEL (973) 808-9600

FAX (973) 808-9694

E-MAIL efpccpas@aol.com

REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Shareholders

DAQ Electronics, Inc.

We have audited the accompanying balance sheets of DAQ Electronics, Inc., as of May 31, 2004 and 2003, and the related statements of income, changes in shareholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the financial position of DAQ Electronics, Inc. as of May 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 12 to the financial statements, the Company’s 2004 and 2003 accrued liabilities, deferred rent, and deferred tax asset previously reported have been restated.

August 4, 2004 except for note 11B as to which the date is April 27, 2005 and note 12 as to which the date is March 31, 2006.

DAQ ELECTRONICS, INC.

BALANCE SHEETS

(Restated)

	MAY 31
	2004	2003
ASSETS
CURRENT ASSETS
Cash	$40,066	$114,852
Accounts Receivable, Net of Allowances for doubtful accounts of $6,200 in 2004, and $4,000 in 2003	1,639,274	741,537
Inventories	1,053,848	1,118,698
Current portion of note receivable—Remsdaq		102,372
Prepaid expenses and other current assets	28,788	42,581
Deferred income taxes	76,000	139,711

Total Current Assets	2,837,976	2,259,751

Property and Equipment, net	147,855	182,061
Other assets	45,492	45,492
Deferred income taxes	79,000	56,126

Total Assets	$3,110,323	$2,543,430

LIABILITIES AND SHAREHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts Payable	$837,125	$893,031
Accrued Expenses and Other Current Liabilities	1,284,135	814,016
Loans payable—officers		174,401
Current portion of capital lease obligations	38,914	48,786
Income taxes payable	61,550

Total Current Liabilities	2,221,724	1,930,234

Capital lease obligations, less current portion	45,042	59,168
Deferred income taxes		6,752
Deferred rent—LT	67,549

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS’ EQUITY
Capital Stock
Common, Class A (voting), no par value; authorized 80 shares, 52 2/5 shares issued and 30 1/5 shares outstanding	799,121	799,121
Common, Class B (non-voting), no par value; authorized 20 shares, 11 3/5 shares issued and 8 shares outstanding	157,186	157,186
Less treasury stock, at cost, 22 1/5 and 21 2/5 shares Common-Class A at May 31, 2004 and 2003, respectively and 3 3/5 shares Common-Class B at May 31, 2004 and 2003	(663,960)	(563,960)
Retained Earnings	483,661	154,929

Total Shareholders’ Equity	776,008	547,276

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$3,110,323	$2,543,430

See accompanying notes.

DAQ ELECTRONICS, INC.

STATEMENTS OF INCOME

(RESTATED)

	YEAR ENDED MAY 31
	2004	2003
Net sales	$7,787,622	$6,541,154
Cost of sales	4,649,973	4,077,634

Gross profit	3,137,649	2,463,520

Research & development expenses	892,411	1,027,158
Selling expenses	952,278	697,637
General and administrative expenses	847,297	905,257

Operating income (loss)	445,663	(166,532)

Interest expense, net	(36,100)	(24,020)
Other (expense) income, net	21,273	(11,924)

Income (loss) before income taxes	430,836	(202,476)

Income tax provision (benefit)
Current	68,019
Deferred	34,085	(241,055)

	102,104	(241,055)

Net income	$328,732	$38,579

See accompanying notes.

DAQ ELECTRONICS, INC.

STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

(RESTATED)

	COMMON STOCK		TREASURY STOCK	RETAINED EARNINGS	TOTAL
	CLASS A	CLASS B
Balance at May 31, 2002	$799,121	$157,186	$(563,960)	$116,350	$508,697
Net income				38,579	38,579

Balance at May 31, 2003	799,121	157,186	(563,960)	154,929	547,276
Acquisition of Treasury Stock			(100,000)		(100,000)
Net income				328,732	328,732

Balance at May 31, 2004	$799,121	$157,186	$(663,960)	$483,661	$776,008

See accompanying notes.

DAQ ELECTRONICS, INC.

STATEMENTS OF CASH FLOWS

(RESTATED)

	Year ended May 31 2004	Year ended May 31 2003
Operating activities
Net income	$328,732	$38,579
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	77,145	97,254
Deferred income tax provision (benefit)(net)	34,085	(239,085)

Changes in assets and liabilities:
Accounts receivable, net	(897,737)	274,428
Notes receivable	102,372	17,041
Inventories	64,850	(258,211)
Prepaid expenses and other current assets	13,793	17,819
Accounts payable	(55,906)	227,826
Accrued expenses and other current liabilities	470,119	(136,642)
Income taxes payable	61,550
Deferred rent	67,549

Net cash provided by operating activities	266,552	39,009

Investing activities
Purchase of property plant and equipment	(42,939)	(22,612)

Net cash used in investing activities	(42,939)	(22,612)

Financing activities
Repayment of capital lease obligations	(23,998)	(19,731)
Repayment of notes payable		(157,153)
Proceeds from officers loans		174,401
Repayment of officers loans	(174,401)
Acquisition of treasury stock	(100,000)

Net cash used in financing activities	(298,399)	(2,483)

(Decrease) increase in cash	(74,786)	13,914
Cash, beginning of year	114,852	100,938

Cash, end of year	$40,066	$114,852

Supplemental cash flow disclosures
Equipment acquired under capital leases	$34,555	$20,984

Interest paid	$14,156	$28,913

Income taxes paid	$3,469	$550

See accompanying notes.

DAQ ELECTRONICS, INC.

NOTES TO FINANCIAL STATEMENTS

MAY 31, 2004

(RESTATED)

1. Basis of Presentation and Summary of Significant Accounting Policies

DESCRIPTION OF BUSINESS

The principal activities of DAQ Electronics, Inc. (the “Company” or “DAQ”) are the design, engineering, manufacturing and field support of integrated security and supervisory control systems, throughout the United States.

CONCENTRATIONS OF CREDIT RISK AND SIGNIFICANT CUSTOMERS

Certain financial instruments potentially subject the Company to concentrations of credit risk. These financial instruments consist primarily of temporary cash investments and trade receivables. The Company places its temporary cash investments with high credit quality financial institutions to limit its credit exposure. Concentrations of credit risk with respect to trade receivables are mitigated by the fact that the Company’s customers are principally public utilities and prime contractors to the federal government.

At May 31, 2004, six customers accounted for 69% of total accounts receivable. At May 31, 2003, three customers accounted for 51% of total accounts receivable.

For the year ended May 31, 2004, six of the Company’s customers accounted for 61% of net sales. For the year ended May 31, 2003, six of the Company’s customers accounted for 60% of net sales.

USE OF ESTIMATES

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and highly-liquid investments with original maturities of three months or less from the date of purchase.

INVENTORIES

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method; market represents the lower of replacement cost or estimated net realizable value.

PROPERTY AND EQUIPMENT

Property and equipment are stated at cost. Depreciation and amortization of assets, including those under capital lease, are computed principally using the straight-line method over the lesser of the estimated useful lives of the related assets or the lease term. The estimated useful lives generally range from three to ten years. Amortization expense related to assets under capital leases is included in depreciation and amortization.

When indicators of impairment are present the Company reviews its property and equipment to assess recoverability based upon expectations of undiscounted cash flows to be generated by such property and

DAQ ELECTRONICS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

equipment. An impairment would be recognized in operating results if the sum of the expected future cash flows is less than the carrying value of the related property and equipment. The amount of impairment would be measured by comparing the carrying value of property and equipment to their fair values. There have been no impairment losses recorded by the Company.

INCOME

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

REVENUE RECOGNITION

The Company recognizes revenue at the time of product shipment provided that a purchase order has been received, there are no uncertainties regarding customer acceptance, the sales price is fixed and determinable, and collectibility is deemed probable.

RESEARCH AND DEVELOPMENT

The Company incurs costs each year for research, development and engineering programs. Such costs are expensed when incurred.

RECLASSIFICATIONS

Certain prior year amounts have been reclassified to conform to the current year’s presentation.

2. INVENTORIES

Inventories consist of the following:

	May 31
	2004	2003
Raw materials	$643,112	$601,664
Work-in-progress	127,950	174,693
Finished goods and component parts	282,786	342,341

	$1,053,848	$1,118,698

3. NOTE RECEIVABLE—REMSDAQ

In March 1998, the Company sold the stock of Remsdaq LTD (“Remsdaq”), its former U.K. subsidiary, to certain members of Remsdaq’s management. Terms of the sale included deferred compensation dependent upon Remsdaq achieving certain financial results following the sale. At May 31, 2003, Remsdaq was indebted to the Company pursuant to the deferred compensation agreement, in the amount of $102,372, which was paid to the Company in payments of approximately $13,000 per month until January 2004.

DAQ ELECTRONICS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

	May 31
	2004	2003
Furniture, fixtures and office equipment	$193,569	$552,655
Machinery and equipment	483,659	1,181,771
Leasehold improvements	15,347	17,445

	692,575	1,751,871

Less accumulated depreciation and amortization	(544,720)	(1,569,810)

	$147,855	$182,061

Included in property and equipment is machinery and equipment capitalized pursuant to capital lease obligations of $278,867 and $348,462 at May 31, 2004 and 2003, respectively. Accumulated depreciation on these assets was $163,916 and $223,979 at May 31, 2004 and 2003, respectively.

5. EMPLOYEE BENEFIT PLANS

DAQ has a defined contribution plan which covers substantially all of its employees. The plan provides for matching contributions by DAQ of 50% of each employee’s annual contribution up to a maximum of 4% of the employee’s gross wages. DAQ’s matching contribution to the plan was $44,541 and $46,571 in the years ended May 31, 2004 and 2003, respectively.

6. LOANS PAYABLE—OFFICERS

During the year ended May 31, 2003, officers loans were extended to the Company. These notes ($174,401 at May 31, 2003) bear interest at a variable rate, which was tied to the cost of capital paid by the officers. Interest expense of $13,775 has been charged to operations during the year ended May 31, 2004 regarding these loans. These loans were paid in full in May 2004.

7. LEASE OBLIGATIONS

The Company leases various capital equipment under lease purchase facilities. These leases extend for varying periods up to five years. These capital lease obligations are collateralized by the underlying capital equipment, which, at the conclusion of each lease, the Company may acquire for $1.

The Company leases office space under a non-cancelable operating lease agreement that expires on April 30, 2010, subject to an option to extend the term for an additional five years. In addition, the Company leases various automobiles and office equipment under non-cancelable operating lease agreements, which expire on various dates through 2008.

DAQ ELECTRONICS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Future minimum lease payments under non-cancelable leases as of May 31, 2004 for the years ending May 31 are as follows:

	CAPITAL LEASES	OPERATING LEASES
2005	$48,415	$272,800
2006	29,604	264,161
2007	17,876	242,375
2008	1,823	220,548
2009	—	211,576
Thereafter	—	193,944

Total payments	97,718	1,405,404

Less amount representing interest	13,762

Present value of future minimum lease payments	83,956
Less current portion	38,914

	$45,042

Rent expense under operating leases was $265,515 and $263,513 for the years ended May 31, 2004 and 2003 respectively.

8. INCOME TAXES

The income tax provision (benefit) consists of the following:

	Year ended May 31
	2004	2003
Current:
Federal	$38,000	—
State	30,019	—

	68,019
Deferred:
Federal	49,750	(175,610)
State	(15,665)	(65,445)

	34,085	(241,055)

TOTAL	$102,104	$(241,055)

SFAS 109 requires the recognition of a valuation allowance, if based on the weight of available evidence, it is more likely than not that some portion or all of the federal or state deferred tax asset will not be realized. The valuation allowance reflects management’s estimate regarding the realizability of certain deferred tax assets.

The valuation allowance represents the uncertainty of being able to utilize certain State of New Jersey net operating loss carryforwards and research and development credit carryforwards due to the uncertainty of certain State of New Jersey tax regulations which are currently being reviewed by The State Legislature.

For the year ended May 31, 2004 the difference between the effective tax rate and the statutory rate is primarily due to Federal and State R & D credit carryforwards.

DAQ ELECTRONICS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The significant components of the deferred tax assets are as follows:

	Year ended May 31
	2004	2003
Deferred tax liabilities:
Fixed asset		$(6,752)
Other		0

Total deferred tax liabilities		(6,752)

Deferred tax assets:
UNICAP	10,750	21,136
Net operating loss and tax credit carryforwards	109,000	140,837
Reserves and other	98,250	72,664

Total deferred tax assets	218,000	234,637

Less valuation allowance	(63,000)	(38,800)

Net deferred tax asset (liability)	$155,000	$189,085

At May 31, 2004, the Company has State of New Jersey net operating loss carryforwards of approximately $500,000 which will begin to expire May 31, 2006. In addition there are State of New Jersey research and development credit carryforwards of $64,000 which begin to expire May 31, 2015.

9. SHAREHOLDERS’ EQUITY

DAQ’s Class A and Class B common stock are identical in all respects except voting rights. The holders of Class A common stock are entitled to one vote per share while the holders of Class B common stock have no voting rights.

During the year ended May 31, 2004 the Company acquired .8 shares of its own Class A common stock from the beneficiary of a deceased shareholder for $100,000. (See Note 10)

10. CONTINGENCIES

At May 31, 2004, the Company had contingent liabilities arising out of performance bonds, guarantees and product warranties entered into during the ordinary course of business. Management believes that the financial statements include adequate provisions for any material liabilities, which may result as a result of these undertakings.

The Company may, from time to time, be a party in legal proceedings relating to the conduct of its business. As of May 31, 2004, the Company was not party to any such legal proceedings.

During fiscal 2001, the Company’s shareholders approved a death benefit of $100,000 payable to an officer shareholder’s estate in twelve monthly installments commencing 30 days after the death of the shareholder. Such amount is reduced by any life insurance proceeds under policies paid for by the Company, for the benefit of a shareholder’s estate. In July of 2002 the Company accrued $85,000 following the death of a shareholder, of which $70,833 and $14,167 were paid to his estate during the fiscal year ended May 31, 2003 and May 31, 2004 respectively.

DAQ ELECTRONICS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

Additionally, the shareholders agreed that the estate of any deceased officer shareholder should have the option to require the Company to repurchase up to 1/10 of the stock owned by the deceased shareholder, at the time of death, annually for ten years. The purchase price of $125,000 per share (pre-split), Class A or Class B, will be payable in twelve monthly installments, without interest, commencing 30 days after the exercise of the option. During June of 2003 one of these options was exercised for .8 shares and during June of 2004, this option was again exercised for .8 shares (pre-split). (See Note 11).

At May 31, 2004 15.2 shares (pre-split), were held by the beneficiaries of two deceased shareholders.

Management has committed the company to reward non-shareholder employees with bonuses in the aggregate of 10% of pre-tax post net interest expense operating income for the year ending May 31, 2005. Included in the Statement of Income for the year ended May 31, 2004 are bonuses in the amount of $57,357 which also appear on the balance sheet as a current liability.

11. SUBSEQUENT EVENTS

A. In June, 2004, one of the beneficiaries exercised her option to sell to the Company .8 shares (pre-split) of common stock (Class A). As a result, the Company is liable to the beneficiary in the amount of $8,333 per month until May 31, 2005.

During the combined Shareholders/Board of Directors meeting held in June 2004, the following resolutions were adopted:

1. Any employed shareholder who retires subsequent to May 31, 2004 may elect to participate in the option plan that had previously been available only to the estates of deceased shareholders. Therefore, such a shareholder will have the option to require the Company to repurchase up to 1/10 of the stock owned by the retiring shareholder, at the time of retirement, annually for ten years. The purchase price of $125,000 per share (pre-split), Class A or Class B, will be payable in twelve monthly installments, without interest, commencing thirty days after the exercise of the option.

2. To retire all of the treasury stock of the Company outstanding at May 31, 2004 with the exception of 3.6 (pre-split) non-voting shares.

3. To make the 3.6 non-voting shares referred to in item 2 above available either as options or bonuses to key employees at the discretion of the Board of Directors.

4. To multiply the number of remaining issued and outstanding shares by 10,000.

B. On April 27, 2005 all of the 374,000 issued and outstanding common shares of the Company were acquired by ICx Technologies, Inc. The stock purchase agreement called for the investor to contribute to the Company $1,300,000 to be used for a special bonus to be distributed to key employees.

12. RESTATEMENT

The Company has restated its previously issued May 31, 2004 and 2003 financial statements for matters related to the following previously reported items: the unrecorded liability of vacation wages, treatment of rent expense, and the related income tax effects. The accompanying financial statements for May 31, 2003 and 2004 have been restated to reflect the correction.

DAQ ELECTRONICS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The following is a summary of the restatement for May 31, 2004 and 2003:

	2004	2003
Unrecorded liability, vacation wages	$162,085	$157,996
Additional rent expense	81,287

Subtotal	243,372	157,996
Income tax effect of restatement	(56,000)	(55,000)

Total reduction in May 31 net earnings	$187,372	$102,996

The effect on the Company’s previously issued May 31, 2003 financial statements are summarized as follows:

Balance Sheet as of May 31, 2003

	Previously Reported	Increase (Decrease)	Restated
Deferred Tax Asset, current	$84,711	$55,000	$139,711
Total Assets	2,488,430	55,000	2,543,430
Current Liabilities	1 ,772,238	157,996	1,930,234

Total Liabilities	1,838,158	157,996	1,996,154

Shareholders’ Equity:
Net income for May 31 ,2003	141,575	(102,996)	38,579
Retained earnings—May 31, 2003	257,925	(102,996)	154,929
Total Liabilities and Shareholders’ Equity	$2,488,430	$55,000	$2,543,430

Statement of Income for the Year Ended May 31, 2003

	Previously Reported	Increase (Decrease)	Restated
Cost of sales	4,014,538	63,096	4,077,634
Gross Profit	2,526,616	(63,096)	2,463,520
Research & development expenses	979,867	47,291	1,027,158
Selling expenses	672,494	25,143	697,637
General & administrative expenses	882,791	22,466	905,257
Income (loss) before Taxes	(44,480)	(157,996)	(202,476)
Income tax benefit deferred	(186,055)	(55,000)	(241,055)
Net income	$141,575	$(102,996)	$38,579

DAQ ELECTRONICS, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

The effect on the Company’s previously issued May 31, 2004 financial statements are summarized as follows:

Balance Sheet as of May 31, 2004

	Previously Reported	Increase (Decrease)	Restated
Deferred Tax Asset, current	$20,000	$56,000	$76,000
Total Assets	3,054,323	56,000	3,110,323
Current Liabilities	2,045,901	175,823	2,221,724

Total Liabilities	2,090,943	243,372	2,334,315
Shareholders’ Equity:
Net income for May 31, 2004	413,108	(84,376)	328,732
Retained earnings—May 31, 2004	671,033	(187,372)	483,661
Total Liabilities and Stockholders’ Equity	$3,054,323	$56,000	$3,110,323

Statement of Income for the Year Ended May 31, 2004

	Previously Reported	Increase (Decrease)	Restated
Cost of sales	$4,584,530	$65,443	$4,649,973
Gross Profit	3,203,092	(65,443)	3,137,649
Research & development expenses	895,544	(3,133)	892,411
Selling expenses	947,558	4,720	952,278
General & administrative expenses	828,951	18,346	847,297
Income (loss) before Taxes	516,212	(85,376)	430,836
Income tax provision	103,104	(1,000)	102,104
Net income	$413,108	$(84,376)	$328,732

DAQ ELECTRONICS, INC.

Unaudited Financial Statements

Nine Months Ended February 28, 2005 and 2004

DAQ ELECTRONICS, INC.

Balance Sheets

As of February 28, 2005 and May 31, 2004

	Unaudited 2005	2004
Assets
Current assets:
Cash	$39,657	$40,066
Accounts receivable, net of allowances for doubtful accounts of $11,600 in 2005 and $6,200 in 2004	1,243,298	1,639,274
Inventories	1,396,312	1,053,848
Prepaid expenses and other current assets	49,688	28,788
Deferred income taxes	76,000	76,000

Total current assets	2,804,955	2,837,976
Property and equipment, net	296,967	147,855
Other assets	45,492	45,492
Deferred income taxes	79,000	79,000

Total assets	$3,226,414	$3,110,323

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$1,073,677	$837,125
Accrued expenses and other current liabilities	631,276	1,284,135
Current portion of capital lease obligations	68,363	38,914
Income taxes payable	19,258	61,550
Line of credit	450,000	—

Total current liabilities	2,242,573	2,221,724

Capital lease obligations, less current portion	180,335	45,042
Deferred rent—LT	57,245	67,549

Commitments and contingencies

Shareholders’ Equity
Capital Stock
Common, Class A (voting), no par value; authorized 80 shares, 52 2/5 shares issued and 29 4/5 shares and 30 1/5 shares outstanding at February 28, 2005 and May 31, 2004, respectively	799,121	799,121
Common, Class B (non-voting), no par value; authorized 20 shares, 11 3/5 shares issued and 8 shares outstanding	157,186	157,186
Less treasury stock, at cost, 22 4/5 and 22 1/5 shares Common - Class A at February 28, 2005 and May 31, 2004, respectively, and 3 3/5 shares Common—Class B at February 28, 2005 and May 31, 2004	(738,960)	(663,960)
Retained Earnings	528,913	483,661

Total Shareholders’ Equity	746,260	776,008

Total Liabilities and Shareholders’ Equity	$3,226,414	$3,110,323

The accompanying notes are an integral part of these financial statements.

DAQ ELECTRONICS, INC.

Unaudited Income Statements

For the Nine Months Ended February 28, 2005 and 2004

	2005	2004
Net sales	$5,889,928	$4,393,624
Cost of sales	3,627,274	3,022,357

Gross profit	2,262,654	1,371,267

Research and product development expenses	692,592	612,835
Selling expenses	646,434	544,589
General and administrative expenses	844,541	740,348

Operating income (loss)	79,087	(526,505)
Interest expense, net	(16,964)	(24,257)
Other (expense) income, net	(1,415)	18,906

Income (loss) before income taxes	60,708	(531,856)

Income tax provision	15,456	4,019

Net income (loss)	$45,252	$(535,875)

The accompanying notes are an integral part of these financial statements.

DAQ ELECTRONICS, INC.

Unaudited Statements of Cash Flows

For the Nine Months Ended February 28, 2005 and 2004

	2005	2004
Operating activities
Net Income (Loss)	$45,252	$(535,875)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Depreciation and amortization	67,743	58,664
Changes in assets and liabilities
Accounts receivable, net	395,976	267,738
Notes receivable	—	102,372
Inventories	(342,464)	(121,456)
Prepaid expenses and other current assets	(20,900)	(18,739)
Accounts payable	236,552	229,569
Accrued expenses and other current liabilities	(652,859)	(37,202)
Income taxes payable	(42,292)	550
Deferred rent	(10,304)	49,459

Net cash used in operating activities	(323,296)	(4,920)

Investing activities

Purchase of property plant and equipment	(216,855)	(21,008)

Net cash used in investing activities	(216,855)	(21,008)

Financing activities
Proceeds from bank loan	450,000	—
Proceeds from capital lease obligations	204,588	15,076
Repayment of capital lease obligations	(39,846)	(42,598)
Proceeds from officers loans	—	63,378
Acquisition of treasury stock	(75,000)	(75,000)

Net cash provided by (used in) financing activities	539,742	(39,144)

(Decrease) increase in cash	(409)	(65,072)
Cash, beginning of year	40,066	114,852

Cash, end of year	$39,657	$49,780

Supplemental cash flow disclosures

Equipment acquired under capital leases	$205,359	$12,624

Interest paid	$15,912	$14,437

Income taxes paid	$—	$3,469

The accompanying notes are an integral part of these financial statements.

DAQ ELECTRONICS, INC.

Unaudited Notes to Financial Statements

For the Nine Months Ended February 28, 2005 and 2004

1. Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

The principal activities of DAQ Electronics, Inc. (the “Company” or “DAQ”) are the design, engineering, manufacturing and field support of integrated security and supervisory control systems, throughout the United States.

Basis of Presentation

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended May 31, 2004. In the opinion of management, these statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended February 28, 2005, are not necessarily indicative of the results that may be expected for any subsequent quarter or for the year ending May 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined using the first-in, first-out method; market represents the lower of replacement cost or estimated net realizable value.

Income Taxes

Deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities, and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Revenue Recognition

The Company recognizes revenue at the time of product shipment provided that a purchase order has been received, there are no uncertainties regarding customer acceptance, the sales price is fixed and determinable, and collectibility is deemed probable.

Research and Development

The Company incurs costs each year for research, development and engineering programs. Such costs are expensed when incurred.

DAQ ELECTRONICS, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended February 28, 2005 and 2004

2. Inventories

Inventories consist of the following:

	At
	February 28, 2005	May 31, 2004
Raw materials	$932,461	$643,112
Work-in-progress	181,065	127,950
Finished goods and component parts	282,786	282,786

	$1,396,312	$1,053,848

3. Contingencies

At February 28, 2005, the Company had contingent liabilities arising out of performance bonds, guarantees and product warranties entered into during the ordinary course of business. Management believes that the financial statements include adequate provisions for any material liabilities, which may result as a result of these undertakings.

The Company may, from time to time, be a party in legal proceedings relating to the conduct of its business. As of February 28, 2005, the Company was not party to any such legal proceedings.

The shareholders have agreed that the estate of any deceased officer shareholder should have the option to require the Company to repurchase up to  1/10 of the stock owned by the deceased shareholder, at the time of death, annually for ten years. The purchase price of $125,000 per share (pre-split), Class A or Class B, will be payable in twelve monthly installments, without interest, commencing 30 days after the exercise of the option. During June of 2004, this option was exercised for .8 shares (pre-split). In June 2004, one of the beneficiaries exercised her option to sell to the Company .8 shares (pre-split) of common stock (Class A). As a result, the Company is liable to the beneficiary in the amount of $8,333 per month until May 31, 2005.

Any employed shareholder who retires subsequent to May 31, 2004 may elect to participate in the option plan that had previously been available only to the estates of deceased shareholders. Therefore, such a shareholder will have the option to require the Company to repurchase up to  1/10 of the stock owned by the retiring shareholder, at the time of retirement, annually for ten years. The purchase price of $125,000 per share (pre-split), Class A or Class B, will be payable in twelve monthly installments, without interest, commencing thirty days after the exercise of the option.

Management has committed the Company to reward non-shareholder employees with bonuses in the aggregate of 10% of pre-tax post net interest expense operating income for the year ending May 31, 2005. Included in the Statement of Operations for the year ended May 31, 2004, are bonuses in the amount of $57,357 which also appear on the balance sheet as a current liability.

DAQ ELECTRONICS, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended February 28, 2005 and 2004

4. Subsequent Events

In April 2005, the Company restructured its equity pursuant to various board resolutions. The following actions were taken:

1.	Retired all of the treasury stock of the Company outstanding with the exception of 3.6 (pre-split) non-voting shares.

2.	To make the 3.6 non-voting shares referred to in item 1 above available either as options or bonuses to key employees at the discretion of the Board of Directors.

3.	To multiply the number of remaining issued and outstanding shares by 10,000.

On April 27, 2005 all of the 374,000 issued and outstanding common shares of the Company were acquired by ICx Technologies, Inc. The stock purchase agreement called for the investor to contribute to the Company $1,300,000 to be used for a special bonus to be distributed to key employees.

DIGITAL INFRARED IMAGING, INC.

Audited Financial Statements

Fiscal Years Ended December 31, 2004 and 2003

Report of Independent Certified Public Accountants

To the Board of Directors

and Stockholders of Digital Infrared Imaging, Inc.:

We have audited the accompanying balance sheets of Digital Infrared Imaging, Inc. (f/k/a Digital Imaging Infrared, LLC) (the Company) as of December 31, 2004 and 2003 and the related statements of operations, convertible redeemable preferred stock and stockholders’ equity and members capital (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Digital Infrared Imaging, Inc. (f/k/a Digital Imaging Infrared, LLC) as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Orlando, Florida

September 15, 2005 (except for Note 1, Reclassifications,

as to which the date is September 18, 2007)

200 S. Orange Avenue

Suite 2050

Orlando, FL 32801

T	407.481.5100
F	407.481.5190
W	www.grantthornton.com

Grant Thornton LLP

US member of Grant Thornton International

Digital Infrared Imaging, Inc.

BALANCE SHEETS

	December 31,
	2004	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$3,087,216	$106,728
Accounts receivable	636,241	382,265
Inventories	1,952,013	594,054
Prepaid expenses and other current assets	54,811	10,315
Deferred income taxes	55,015	—

Total current assets	5,785,296	1,093,362
Property and equipment, net of accumulated depreciation and amortization	482,798	62,630
Other assets	30,978	14,711

Total assets	$6,299,072	$1,170,703

LIABILITIES AND STOCKHOLDERS’ EQUITY AND MEMBERS’ CAPITAL (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$748,025	$339,928
Accrued expenses	544,920	145,479
Unearned revenues	12,500	327,537
Current portion of note payable to related party	47,060	44,770

Total current liabilities	1,352,505	857,714
Note payable to related party, less current portion	273,980	321,040
Deferred income taxes	2,683	—

Total liabilities	1,629,168	1,178,754

Commitments and Contingencies (Note 9)

Series A convertible redeemable preferred stock, $.001 par value (aggregate) liquidation preference of $4,097,902 and $0 in 2004 and 2003, respectively); authorized 2,857,144 shares, issued and outstanding 2,857,144 shares in 2004	3,906,988	—

Stockholders’ and Members’ Equity (Deficit):
Common stock, $.001 par value per share, authorized 12,000,000 shares, issued and outstanding 6,142,857 shares	6,143	—
Contributed and additional paid-in capital	484,897	1,146,216
Retained earnings (deficit)	271,876	(1,154,267)

Total stockholders’ equity and members’ capital	762,916	(8,051)

Total liabilities and stockholders’ equity and members’ capital	$6,299,072	$1,170,703

The accompanying notes are an integral part of these financial statements.

Digital Infrared Imaging, Inc.

STATEMENTS OF OPERATIONS

	For the Years Ended December 31,
	2004	2003
Sales, net	$8,240,252	$1,338,343
Operating expenses:
Cost of goods sold	4,576,188	783,243
Selling, general and administrative expenses	2,907,526	1,316,873
Depreciation and amortization	24,487	25,985

Operating income (loss)	732,051	(787,758)
Other income (expense):
Other income	35,520	71,426
Interest expense, net	(413)	(14,346)

Total other income, net	35,107	57,080

Income before income taxes	767,158	(730,678)
Income tax expense	167,441	—

Net income (loss)	$599,717	$(730,678)

The accompanying notes are an integral part of these financial statements.

Digital Infrared Imaging, Inc.

STATEMENT OF CONVERTIBLE REDEEMABLE PREFERRED STOCK AND STOCKHOLDERS’ AND MEMBERS’ EQUITY (DEFICIT)

For the Years Ended December 31, 2004 and 2003

	Series A Preferred Stock		Common Stock		Contributed and Additional Paid-in Capital	Retained Earnings	Total Stockholders’ Equity
	Shares	Amount	Shares	Amount
Balance at December 31, 2002	—	—	—	—	646,216	(423,589)	222,627
Capital contributions	—	—	—	—	500,000	—	500,000
Net loss	—	—	—	—	—	(730,678)	(730,678)

Balance at December 31, 2003	—	—	—	—	1,146,216	(1,154,267)	(8,051)
Capital contributions	—	—	—	—	250,000	—	250,000
Distributions	—	—	—	—	(78,750)	—	(78,750)
Issuance of common stock in connection with the Recapitalization (Note 1)	—	—	6,142,857	6,143	(832,569)	826,426	—
Issuance of Series A convertible preferred stock	2,857,144	3,906,988	—	—	—	—	—
Net income	—	—	—	—	—	599,717	599,717

Balance at December 31, 2004	2,857,144	$3,906,988	6,142,857	$6,143	$484,897	$271,876	$762,916

The accompanying notes are an integral part of these financial statements.

Digital Infrared Imaging, Inc.

STATEMENTS OF CASH FLOWS

	For the Years Ended December 31,
	2004	2003
Cash flows from operating activities:
Net income (loss)	$599,717	$(730,678)
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operations:
Deferred income taxes	(52,332)	—
Depreciation and amortization	24,487	25,985
Changes in assets and liabilities:
Accounts receivable	(253,976)	(364,825)
Inventories	(1,357,959)	(462,961)
Prepaid expenses and other current assets	(44,496)	39,223
Other assets	(16,267)	(4,114)
Accounts payable	408,097	302,920
Accrued expenses	399,441	113,203
Unearned revenues	(315,037)	327,537

Net cash used in operating activities	(608,325)	(753,710)

Cash flows from investing activities:
Purchase of property and equipment	(444,655)	(35,534)

Net cash used by investing activities	(444,655)	(35,534)

Cash flows from financing activities:
Proceeds from borrowings on note payable to related party	—	365,810
Payments on note payable to related party	(44,770)	(380,000)
Distributions to stockholders	(78,750)	—
Contributions from members	250,000	500,000
Issuance of Series A convertible preferred stock	3,906,988	—

Net cash provided by financing activities	4,033,468	485,810

Increase (decrease) in cash and cash equivalents	2,980,488	(303,434)
Cash and cash equivalents, beginning of period	106,728	410,162

Cash and cash equivalents, end of period	$3,087,216	$106,728

Supplemental disclosures of cash flow information:
Cash paid for interest	$17,316	$15,559

Cash paid for income taxes	$—	$—

The accompanying notes are an integral part of these financial statements.

Digital Infrared Imaging, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Digital Imaging Infrared, LLC (DII), a Florida limited liability company, was formed on July 23, 2002 (Commencement Date). DII develops, designs, assembles and markets thermal imaging systems. These imaging systems use advanced infrared technologies that detect infrared radiation to see objects in total darkness and/or adverse environmental conditions (smoke, haze and fog) and are designed for a wide range of applications in the commercial, perimeter security and homeland security markets.

In June 2004, the members of DII formed Digital Infrared Imaging, Inc. (Digital or Company, a taxable C-Corporation) in order to effect a recapitalization of DII. The members of DII received 6,142,857 shares of common stock ($.001 par value) of Digital in exchange for 100% of their membership interests. Such shares were distributed to the members of DII on a pro rata basis corresponding with their membership interest. Accordingly, the accompanying financial statements present Digital and DII operations, as one in the same, from Commencement Date through the years ended December 31, 2003 and 2004.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company’s accounts receivable consist of amounts due from customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. As of December 31, 2004 and 2003, no allowance for doubtful accounts has been provided and no bad debt expense has been recorded for the years ended December 31, 2004 and 2003.

Inventories

Inventories are stated at the lower of cost or market. Cost is determined by the first-in first-out method. Most of the Company’s inventory consists of purchased components and parts. Finished goods, which are substantially produced on a made to order basis, include all applicable direct costs and purchased products/ materials.

Digital Infrared Imaging, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

Property and Equipment

Property and equipment are recorded at cost net of accumulated depreciation and amortization. The Company provides depreciation for machinery and equipment using the straight-line method over the estimated useful lives of the respective assets, which range from five to ten years. Amortization of leasehold improvements is computed using the straight-line method over the lesser of the lease term or estimated useful lives of the improvements.

Research and Development Costs

Research and development costs, are charged against income in the year incurred, and are included in selling, general, and administrative expenses in the accompanying statements of operation. For the years ended December 31, 2004 and 2003, approximately $0 and $299,000, respectively, of research and development costs were incurred.

Revenue Recognition

The Company recognizes revenue upon shipment of product to customers from its warehouse facilities. The Company’s customers take title to the products at the time of shipment and bear the cost of freight. There is no continuing performance obligation by the Company subsequent to shipment of product. The costs incurred by the Company for shipping and handling are reported as an expense, and are included in selling, general, and administrative expenses in the accompanying statements of operations.

Advertising Costs

Advertising expenditures relating to product distribution and marketing efforts consisting primarily of product presentation material, catalog preparation, printing and postage expenses are expensed as incurred. For the years ending December 31, 2004 and 2003, the Company incurred advertising costs amounting to approximately $87,000 and $23,000, respectively which are included in the selling, general, and administrative expenses in the accompanying statements of operations.

Stock-Based Compensation

In October 1995, the Financial Accounting Standards Board (FASB) issued Statements of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation (SFAS 123) which sets forth accounting and disclosure requirements for stock-based compensation arrangements.

SFAS 123 encourages but does not require, companies to measure stock-based compensation using a fair value method, rather than the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25 (APB No. 25). The Company has adopted disclosure requirements of SFAS 123 and has elected to continue to record stock-based compensation expense using the intrinsic value approach prescribed by APB No. 25. Accordingly, the Company computes compensation cost for each employee stock option granted as the amount by which the quoted market price of the Company’s common stock on the date of grant exceeds the amount the employee must pay to acquire the stock. The amount of compensation costs, if any, will be charged to operations over the vesting period. SFAS 123 requires companies electing to continue using the intrinsic value method to make certain pro forma disclosures, when applicable. Because the company did not grant any options during the year ended December 31, 2004, no pro forma information is presented.

On December 31, 2002, the FASB issued SFAS 148, Accounting for Stock Based Compensation—Transition and Disclosure (SFAS 148). SFAS 148 amends SFAS 123 to provide alternative methods of transitions to SFAS 123’s fair value method of accounting for stock-based employee compensation. SFAS 148 also amends the

Digital Infrared Imaging, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

disclosure provisions of SFAS 123 to require disclosure of the effects of an entity’s accounting policy with respect to stock-based employee compensation on reported earnings in interim financial statements. The disclosure provisions of SFAS 148 are applicable to all companies with stock-based employee compensation. SFAS 148 is effective for fiscal years ending after December 31, 2002.

Income Taxes

From the Commencement Date through July 1, 2004, the Company elected to be taxed under the partnership provisions of the Internal Revenue Code (IRC). Under Sections 701 and 702 of the IRC, all income, expenses and tax credit items flow through to the members for tax purposes. Therefore, no provision for federal income taxes is provided for the year ending December 31, 2003 in the accompanying financial statements.

Effective July 1, 2004, upon commencement of operation as Digital, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R is effective for the first annual period that begins after December 15, 2005. SFAS 123R requires that the costs of employee share-based payments be measured at fair value on the awards’ grant date using an option-pricing model and recognized in the financial statements over the requisite service period. SFAS 123R supersedes APB 25 and its related interpretations, and eliminates the alternative use of APB 25’s intrinsic value method of accounting, which the Company is currently using.

SFAS 123R allows for the prospective application whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period using the minimum value method. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under SFAS 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of SFAS 123R. The Company is currently evaluating the impact that SFAS 123R will have on its financial position, results of operations and cash flows when the statement is adopted.

Reclassifications

The Company had previously presented convertible redeemable preferred stock as an item in permanent equity. However, the accompanying financial statements reflect the application of Emerging Issues Task Force Topic D-98, Classification and Measurement of Redeemable Securities, and as such, the convertible redeemable preferred stock is classified outside of permanent equity.

NOTE 2—INVENTORIES

Inventories consist of the following as of December 31, 2004 and 2003:

	2004	2003
Finished goods	$460,825	$62,549
Work in process	94,968	75,191
Purchased components and parts	1,396,220	456,314

	$1,952,013	$594,054

Digital Infrared Imaging, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE 3—PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of December 31, 2004 and 2003:

	2004	2003
Machinery and equipment	$143,671	$79,578
Leasehold improvements	404,061	23,499

	547,732	103,077
Less: accumulated depreciation and amortization	(64,934)	(40,447)

	$482,798	$62,630

At December 31, 2004, the Company has incurred leasehold improvement costs associated with the final build out of its new office, production and warehouse facilities of $380,562. Subsequently to year end, the Company moved to the new facility which is occupied under an operating lease agreement (see Note 9).

NOTE 4—SIGNIFICANT CUSTOMERS

For the year ended December 31, 2004, the Company recorded sales to three significant customers, which represented approximately 35 percent, 30 percent, and 10 percent of revenues. As of December 31, 2004 the Company had receivables due from five significant customers which represented approximately 26 percent, 23 percent, 19 percent, 12 percent, and 12 percent, respectively.

For the year ended December 31, 2003, the Company recorded sales of one significant customer, which represented approximately 35 percent of revenues. As of December 31, 2003, the Company had four significant customers which represented approximately 22 percent, 16 percent, 14 percent, and 13 percent, respectively, of total accounts receivable.

NOTE 5—NOTES PAYABLE AND RELATED PARTY NOTES PAYABLE

During 2003, DII entered into a note payable to a shareholder (the Note). The Note is payable in monthly installments of principal and interest at 5 percent through December 2010, and is unsecured. The outstanding balance of the Note was $321,040 and $365,810 as of December 31, 2004 and 2003, respectively. Maturities of principal subsequent to December 31, 2004 are as follows:

Year Ending December 31:
2005	$47,060
2006	49,468
2007	52,000
2008	54,660
2009	57,456
Thereafter	60,396

NOTE 6—PREFERRED STOCK

Sale of Series A Convertible Preferred Stock

Subsequent to the Recapitalization as discussed in Note 1 above, pursuant to a certain Series A Stock Purchase Agreement (the Agreement) the Company sold 2,857,144 shares of Series A Convertible Preferred

Digital Infrared Imaging, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

Stock (Series A Shares) with a $0.001 par value per share for $4,000,000 in cash less costs associated with the offering of approximately $93,000. The Series A Shares may be converted to common stock at anytime by the holders of the Series A Shares. The conversion rate is determined by dividing the Series A Base Price ($1.40 per share) by the Series A Conversion Price, as defined, then in effect. The terms of the Agreement provide that the initial conversion price for the Series A Shares shall be equal to the Series A Base Price.

Dividend Rights

The record holders of the Series A Preferred Stock, in preference to the holders of any shares of common stock, shall be entitled to receive, when declared by the Board of Directors, dividends on each share of common stock into which shares of Series A Shares are convertible payable in preference and priority to any declaration of payment or payment of any distribution, (as defined), on any share of common stock. The right to receive dividends shall not be cumulative and no right to such dividends shall accrue to holder of Series A Shares by reason of the fact that dividends on said shares are not declared or paid in any calendar year. No dividends were declared as of December 31, 2004.

Liquidation Rights

In the event of any dissolution, liquidation or winding up of the Company, whether voluntary or involuntary, the holders of Series A Shares shall be entitled to receive out of the assets or surplus funds of the Company, subject to certain legal obligations associated with liquidation or dissolution, an amount equal to the sum of the amount that will provide for an 8% compounded annual return on the Series A Base Price from the date of issuance of the Series A Shares until that payment date and any declared or accrued but unpaid dividends on such Series A Shares.

Redemption Rights

In the event that the Company fails to consummate a qualified IPO or a Reorganization Event, as defined in the Agreement, before the fifth anniversary of the Recapitalization, the holders of a majority of the Series A Shares may require through a written request pursuant to a vote of those holders of Series A Shares, that the Company redeem all or any number of shares of the Series A Shares in three equal annual installments. The redemption obligation shall be equal to the Series A Shares liquidation value, as previously described herein.

Voting Rights

The Board of Directors is initially fixed at five members. The holders of a majority of the Series A Shares shall be entitled to elect two members of the Board. The holders of a majority of the outstanding shares of common stock shall be entitled to elect three members of the Board, provided however, that one of the directors selected by the common stockholders must be approved by the holders of a majority of the then outstanding shares of Series A Shares.

NOTE 7—STOCK OPTIONS

In December 2004, the Board of Directors approved and adopted the 2004 Stock Incentive Plan (the Plan) subject to stockholder approval within twelve months of the adoption date. The Plan provides that the maximum aggregate number of shares of common stock that may be subject to options or stock purchase rights granted under the Plan is 1,000,000 shares. The Plan authorizes issuance of the options thereby as either “Incentive Stock Options” within the meaning of the IRC of 1986, as amended, or as “Non-Statutory Stock Options”.

Digital Infrared Imaging, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

Unless terminated earlier, the Plan shall continue in effect for a period of ten years from its effective date. The term of each option granted shall be no more than 10 years from the date of grant thereof, except to certain options owning more that 10% of the voting power of all classes of stock, wherein the term will be no more than five years. The exercise price of the options granted will be not less than 100% of the fair market value of the underlying shares at the date of grant or not less than 110% of the fair market value of the shares for an employee owning more than 10% of the voting power of all classes of stock on the date of grant for incentive stock options. In the case of Non-Statutory Stock Options, the per share exercise price shall be determined by the administrator of the Plan.

At December 31, 2004, no options had been granted in connection with the Plan. Subsequent to December 31, 2004, the Company began to grant options under the Plan.

NOTE 8—INCOME TAXES

The income tax provision for the period from July 1, 2004 through December 31, 2004 consist of the following:

Current income tax expense:
Federal	$187,720
State	32,053

219,773

Deferred income tax expense:
Federal	(44,753)
State	(7,579)

(52,332)

Total	$167,441

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 are presented below:

Deferred tax assets:
Inventories	$16,934
Warranty reserve	38,081

55,015
Less valuation allowance	—

55,015
Deferred tax liabilities:
Depreciation and amortization expense	(2,683)

Net deferred tax assets	$52,332

Deferred income taxes are presented in the accompanying balance sheets as:

Current deferred tax assets	$55,015
Noncurrent deferred tax liabilities	(2,683)

$52,332

Digital Infrared Imaging, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

The Company’s effective tax rate of 25 percent differs from the U.S. statutory federal income tax rate of 34 percent primarily as a result of excludable income of approximately $328,000 earned during the period when the Company was a non-taxable entity.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Management considers the projected future taxable income and tax planning strategies in making this assessment. The Company believes that future earnings in addition to the amount of the taxable differences which will reverse in future periods, will be sufficient to offset recorded deferred tax assets and, accordingly, a valuation allowance is not considered necessary at December 31, 2004.

NOTE 9—COMMITMENTS AND CONTINGENCIES

The Company leases its office headquarters, production and distribution facilities under an operating lease. During 2004 and until March 2005, the Company leased its facilities on a month to month basis. In March 2005, the Company moved into a new facility where the lease agreement provides for payment of certain utilities, insurance and repairs and extends for a term of five years. It is management’s intent to extend the term for an additional five years under option terms in the agreement. The Company also leases various equipment under operating leases which expire through 2008. Future minimum rental payments associated with these operating lease obligations are indicated below:

Year Ending December 31:
2005	$74,143
2006	85,526
2007	66,369
2008	64,173
2009	66,366
Thereafter	11,122

Total lease and rental expense during the years ended December 31, 2004 and 2003 amounted to approximately $39,000 and $32,000, respectively, and are included in the selling, general and administrative expenses in the accompanying statements of operations.

Employment Agreements

During 2004, the Company entered into employment agreements with two of its principal stockholders and officers (Executives). Terms of the agreements provide for aggregate yearly salaries of $240,000 commencing in July 2004 for an initial term of two years. Thereafter the employment term may be extended automatically for one year periods unless either party provides notice of termination not less than 30 days prior to the end of the then-current term. In addition, the Executives will be eligible for an annual cash bonus at the discretion of the compensation committee of the Board of Directors. No bonuses were awarded in 2004.

Consulting Agreement

The Series A Stock Purchase Agreement described in Note 6 to the financial statements provides for the Company to receive certain strategic, consulting and advisory services from a stockholder for an eighteen month

Digital Infrared Imaging, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

period commencing in August, 2004. In exchange for these services the Company agreed to pay $10,000 per month. For the year ended December 31, 2004, the Company has incurred $50,000 in consulting fees associated with this agreement which is included in selling, general and administrative expenses in the accompanying statements of operations.

Retirement Plan

The Company has a defined contribution retirement savings plan under applicable sections of the IRC known as a Savings Incentive Match Plan for employees of Small Employers (the IRA Plan). The IRA Plan covers substantially all employees who meet minimum age and service requirements and allows participants to defer a portion of their annual compensation on a pre-tax basis. Company matching contributions to the IRA Plan are at an amount equal to the lesser of the employee’s contribution or 3% of the participating employees’ annual compensation. For the years ended December 31, 2004 and 2003, the Company made matching contributions of approximately $27,000 and $15,000, respectively, and are included in the selling, general, and administrative expenses in the accompanying statements of operations.

Line of Credit

In May 2004, the Company entered into a line of credit agreement (the Line) with a Shareholder for a maximum borrowing amount of $500,000 with an interest rate of 8 percent. As of and for the year ended December 31, 2004 there were no borrowings on the Line.

NOTE 10—SUBSEQUENT EVENT

On August 24, 2005, ICx Technologies, Inc. (ICx) acquired all of the outstanding common stock and Series A Convertible Preferred Stock (collectively, Capital Stock) of the Company and the Company became the wholly-owned subsidiary of ICx. ICx was incorporated by Digital Power Capital (DPC) in 2003 and began operations in 2005. ICx was formed to acquire and integrate companies with leading technologies for sensing, detecting, imaging and projecting power. ICx’s principal markets are civilian and military security. ICx acquired the Capital Stock of the Company using a combination of ICx stock and cash. The Company expects to continue its business operations with the same management and employee team as it had prior to the ICx acquisition and gain strength through access to additional financial and market resources and synergistic relationships with its sister companies.

DPC is a private equity fund based in Greenwich, CT. DPC is wholly funded by investment funds affiliated with Wexford Capital LLC (Wexford) which is an SEC registered investment advisor also based in Greenwich, CT. ICx’s executive management is primarily drawn from the partners in DPC, and affiliates of Wexford through DPC are expected to have majority ownership of ICx and infuse significant cash to ICx for acquisition costs and working capital purposes.

DIGITAL INFRARED IMAGING, INC.

Unaudited Financial Statements

Six Months Ended June 30, 2005 and 2004

DIGITAL INFRARED IMAGING, INC.

Balance Sheets

As of June 30, 2005 and December 31, 2004

	Unaudited 2005	2004
ASSETS
Current assets:
Cash and cash equivalents	$1,257,386	$3,087,216
Accounts receivable	398,455	636,241
Inventories	3,537,535	1,952,013
Prepaid expenses and other current assets	75,758	54,811
Deferred income taxes	—	55,015

Total current assets	5,269,135	5,785,296
Property and equipment, net of accumulated depreciation and amortization	720,137	482,798
Other assets	10,046	30,978

Total assets	$5,999,318	$6,299,072

LIABILITIES AND STOCKHOLDERS’ EQUITY
AND MEMBERS’ CAPITAL (DEFICIT)
Current liabilities:
Accounts payable	$1,524,538	$748,025
Accrued expenses	249,954	544,920
Unearned revenues	95,081	12,500
Current portion of note payable to related party	548,250	47,060

Total current liabilities	2,417,823	1,352,505

Note payable to related party, less current portion	249,554	273,980
Deferred income taxes	—	2,683

Total liabilities	2,667,377	1,629,168

Commitments and contingencies
Series A convertible redeemable preferred stock, $.001 par value (aggregate) liquidation preference of $4,097,902 at June 30, 2005 and December 31, 2004; authorized, issued and outstanding 2,857,144 shares at June 30, 2005 and December 31, 2004	3,906,988	3,906,988

Stockholders’ and Members’ Equity (deficit):
Common stock; $ 0.001 par value per share; authorized 12,000,000 shares; issued and outstanding 6,142,857 shares at June 30, 2005 and December 31, 2004	6,143	6,143
Contributed and additional paid-in capital	484,897	484,897
Retained earnings (deficit)	(1,066,087)	271,876

Total stockholders’ equity and members’ capital	(575,047)	762,916

Total liabilities and stockholders’ equity and members’ capital	$5,999,317	$6,299,072

The accompanying notes are an integral part of these financial statements.

DIGITAL INFRARED IMAGING, INC.

Unaudited Statements of Operations

For the Six Months Ended June 30, 2005 and 2004

	2005	2004
Sales, net	$1,290,748	$2,748,868

Operating expenses
Cost of goods sold	689,378	1,528,808
Selling, general and administrative costs	2,195,153	925,609
Depreciation and amortization	35,587	10,590

Total operating expenses	2,920,118	2,465,007

Operating income (loss)	(1,629,370)	283,861

Other income (expense)
Other income	82,752	6,318
Interest expense	(11,118)	(8,956)

Total other income, net	71,634	(2,638)

Income before income taxes	(1,557,736)	281,223

Income tax expense	(219,773)	—

Net income (loss)	$(1,337,963)	$281,223

The accompanying notes are an integral part of these financial statements.

DIGITAL INFRARED IMAGING, INC.

Unaudited Statements of Cash Flows

For the Six Months Ended June 30, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net income (loss)	$(1,337,963)	$281,223
Adjustments to reconcile net income (loss) to net cash and cash equivalents used in operations:
Deferred income taxes	52,332	—
Depreciation and amortization	35,587	10,590
Changes in assets and liabilities
Accounts receivable	237,786	(116,919)
Inventories	(1,585,522)	(1,180,100)
Prepaid expenses and other current assets	(20,947)	(4,609)
Other assets	20,932	6,541
Accounts payable	776,513	685,233
Accrued expenses	(294,966)	427,485
Unearned revenues	82,581	272,832

Net cash (used in) provided by operating activities	(2,033,667)	382,276

Cash flows from investing activities:
Purchase of property and equipment	(272,926)	(12,662)

Net cash used in investing activities	(272,926)	(12,662)

Cash flows from financing activities:
Proceeds from borrowings on note payable to related party	500,000	—
Payments on note payable to related party	(23,237)	(22,124)
Contributions from members	—	250,000

Net cash provided by financing activities	476,763	227,876

Increase (decrease) in cash and cash equivalents	(1,829,830)	597,490
Cash and cash equivalents, beginning of period	3,087,216	106,728

Cash and cash equivalents, end of period	$1,257,386	$704,218

Supplemental disclosures of cash flow information:
Cash paid for interest	$11,118	$8,956

The accompanying notes are an integral part of these financial statements.

DIGITAL INFRARED IMAGING, INC.

Unaudited Notes to Financial Statements

For the Six Months ended June 30, 2005 and 2004

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Digital Imaging Infrared, LLC (DII), a Florida limited liability company, was formed on July 23, 2002 (Commencement Date). DII develops, designs, assembles and markets thermal imaging systems. These imaging systems use advanced infrared technologies that detect infrared radiation to see objects in total darkness and/or adverse environmental conditions (smoke, haze and fog) and are designed for a wide range of applications in the commercial, perimeter security and homeland security markets.

In June 2004, the members of DII formed Digital Infrared Imaging, Inc. (Digital or Company, a taxable C Corporation) in order to effect a recapitalization of DII. The members of DII received 6,142,857 shares of common stock ($.001 par value) of Digital in exchange for 100% of their membership interests. Such shares were distributed to the members of DII on a pro rata basis corresponding with their membership interest.

Basis of Presentation

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004. In the opinion of management, the statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2005, are not necessarily indicative of the results that may be expected for any subsequent quarter or for the year ending December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Research and Development Costs

Research and development costs are charged against income in the year incurred and are included in selling, general, and administrative expenses in the accompanying statements of operation. For the six months ended June 30, 2005 and 2004, the Company incurred $920,041 and $387,945, respectively, of research and development costs.

Revenue Recognition

The Company recognizes revenue upon shipment of product to customers from its warehouse facilities. The Company’s customers take title to the products at the time of shipment and bear the cost of freight. There is no continuing performance obligation by the Company subsequent to shipment of product. The costs incurred by the

DIGITAL INFRARED IMAGING, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Six Months ended June 30, 2005 and 2004

Company for shipping and handling are reported as an expense, and are included in selling, general, and administrative expenses in the accompanying statements of operations.

Income Taxes

From the Commencement Date through July 1, 2004, the Company elected to be taxed under the partnership provisions of the Internal Revenue Code (IRQ. Under Sections 701 and 702 of the IRQ all income, expenses and tax credit items flow through to the members for tax purposes. Therefore, no provision for federal income taxes is provided for the year ending December 31, 2003 in the accompanying financial statements.

Effective July 1, 2004, upon commencement of operation as Digital, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date.

Stock Based Compensation

The Company accounts for its stock options granted to employees using the intrinsic value method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25). Under APB No. 25, compensation expense is only recognized if the estimated fair value of the underlying stock on the date of grant equals or exceeds the exercise price. Compensation expense, if any, is recognized in operations over the vesting periods of the stock options. Had compensation costs for the Company been determined pursuant to SFAS No. 123, “Accounting for Stock-Based Compensation” (SFAS No. 123), the Company’s net loss would have been increased to the following pro forma amounts:

For the six months ended June 30,	2005	2004
Net income (loss) available to common stockholders, as reported	$(1,337,963)	$281,223
Deduct: Stock-based employee compensation expense determined under fair value-based method for all awards	(91,960)	—

Net loss, pro forma	$(1,429,923)	$281,223

Pro forma net loss required by SFAS No. 123 has been determined using the Black Scholes option pricing model using a risk free rate of 4.01%; a volatility rate of 55%; expected dividend yield of 0%; and an expected life of 5 years. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black Scholes option pricing method may not necessarily provide a single measure of the fair value of its employee stock options. Additionally, the effect of applying SFAS No. 123 on pro forma net income (loss) as stated above is not necessarily representative of the effects on reported net income (loss) for future years primarily because of the vesting period of the stock options and the fair value of additional options to be granted in future years.

Stock-based awards for options granted to non-employees are accounted for using the fair value method in accordance with SFAS No. 123. The fair value of the award is measured using an estimate of the fair value of goods and/or services received or the fair value of the equity instrument issued, whichever is more reliably measurable. Any costs of non-employee stock awards, are expensed in the accompanying statements of operations over the applicable vesting periods.

DIGITAL INFRARED IMAGING, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Six Months ended June 30, 2005 and 2004

During the six months ended June 30, 2005 and 2004, the Company granted 1,000,000 options to purchase common stock at exercise prices ranging from $0.14 to $1.617 per share. The total number of options outstanding at June 30, 2005 was 1,000,000.

Recently Issued Accounting Pronouncements

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R is effective for the first annual period that begins after December 15, 2005. SFAS 123R requires that the costs of employee share-based payments be measured at fair value on the awards’ grant date using an option-pricing model and recognized in the financial statements over the requisite service period. SFAS 123R supersedes APB 25 and its related interpretations, and eliminates the alternative use of APB 25’s intrinsic value method of accounting, which the Company is currently using.

SFAS 123R allows for the prospective application whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period using the minimum value method. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under SFAS 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of SFAS 123R. The Company is currently evaluating the impact that SFAS 123R will have on its financial position, results of operations and cash flows when the statement is adopted.

NOTE 2—INVENTORIES

Inventories consist of the following:

	June 30, 2005	December 31, 2004
Finished goods	$1,779,904	$460,825
Work in process	103,319	94,968
Purchased components and parts	1,654,312	1,396,220

	$3,537,535	$1,952,013

NOTE 3—NOTES PAYABLE AND RELATED PARTY NOTES PAYABLE

During 2003, DII entered into a note payable to a shareholder (the Note). The Note is payable in monthly installments of principal and interest at 5 percent through December 2010, and is unsecured. The outstanding balance of the Note was $297,804 and $321,040 as of June 30, 2005 and December 31, 2004, respectively.

NOTE 4—PREFERRED STOCK

Sale of Series A Convertible Preferred Stock

Subsequent to the Recapitalization as discussed in Note 1 above, pursuant to a certain Series A Stock Purchase Agreement (the Agreement) the Company sold 2,857,144 shares of Series A Convertible Preferred Stock (Series A Shares) with a $0.001 par value per share for $4,000,000 in cash less costs associated with the offering of approximately $93,000. The Series A Shares maybe converted to common stock at any time by the

DIGITAL INFRARED IMAGING, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Six Months ended June 30, 2005 and 2004

holders of the Series A Shares. The conversion rate is determined by dividing the Series A Base Price ($1.40 per share) by the Series A Conversion Price, as defined, then in effect. The terms of the Agreement provide that the initial conversion price for the Series A Shares shall be equal to the Series A Base Price.

NOTE 5—STOCK OPTIONS

In December 2004, the Board of Directors approved and adopted the 2004 Stock Incentive Plan (the Plan) subject to stockholder approval within twelve months of the adoption date. The Plan provides that the maximum aggregate number of shares of common stock that may be subject to options or stock purchase rights granted under the Plan is 1,000,000 shares. The Plan authorizes issuance of the options thereby as either “Incentive Stock Options” within the meaning of the IRC of 1986, as amended, or as “Non-Statutory Stock Options”.

Unless terminated earlier, the Plan shall continue in effect for a period of ten years from its effective date. The term of each option granted shall be no more than 10 years from the date of grant thereof, except to certain options owning more that 10% of the voting power of all classes of stock, wherein the term will be no more than five years. The exercise price of the options granted will be not less than 100% of the fair market value of the underlying shares at the date of grant or not less than 110% of the fair market value of the shares for an employee owning more than 10% of the voting power of all classes of stock on the date of grant for incentive stock options. In the case of Non-Statutory Stock Options, the per share exercise price shall be determined by the administrator of the Plan.

NOTE 6—COMMITMENTS AND CONTINGENCIES

Employment Agreements

During 2004, the Company entered into employment agreements with two of its principal stockholders and officers (Executives). Terms of the agreements provide for aggregate yearly salaries of $240,000 commencing in July 2004 for an initial term of two years. Thereafter the employment term may be extended automatically for one year periods unless either party provides notice of termination not less than 30 days prior to the end of the then-current term. In addition, the Executives will be eligible for an annual cash bonus at the discretion of the compensation committee of the Board of Directors. No bonuses were awarded in 2005 or 2004.

Consulting Agreement

The Series A Stock Purchase Agreement described in Note 3 to the financial statements provides for the Company to receive certain strategic, consulting and advisory services from a stockholder for an eighteen month period commencing in August 2004. In exchange for these services the Company agreed to pay $10,000 per month. For the six months ended June 30, 2005, the Company incurred $76,000 in consulting fees associated with this agreement which is included in selling, general and administrative expenses in the accompanying statements of operations.

Line of Credit

In May 2004, the Company entered into a line of credit agreement (the Line) with a Shareholder for a maximum borrowing amount of $500,000 with an interest rate of 8 percent. On May 26, 2005, the Company made a draw on the revolving line of credit in the amount of $500,000. The revolving line of credit is secured by accounts receivable, inventory and all property of the Company.

DIGITAL INFRARED IMAGING, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Six Months ended June 30, 2005 and 2004

NOTE 7—SUBSEQUENT EVENT

On August 24, 2005, ICx Technologies, Inc. (ICx) acquired all of the outstanding common stock and Series A Convertible Preferred Stock (collectively, Capital Stock) of the Company and the Company became the wholly-owned subsidiary of ICx. ICx was incorporated by Digital Power Capital (DPC) in 2003 and began operations in 2005). ICx was formed to acquire and integrate companies with leading technologies for sensing, detecting, imaging and projecting power. ICx’ principal markets are civilian and military security. ICx acquired the Capital Stock of the Company using a combination of ICx stock and cash. The Company expects to continue its business operations with the same management and employee team as it had prior to the ICx acquisition and gain strength through access to additional financial and market resources and synergistic relationships with its sister companies.

DPC is a private equity fund based in Greenwich, CT. DPC is wholly funded by investment funds affiliated with Wexford Capital LLC (Wexford) which is an SEC registered investment advisor also based in Greenwich, CT. ICx’ executive management is primarily drawn from the partners in DPC, and affiliates of Wexford through DPC are expected to have majority ownership of ICx and infuse significant cash to ICx for acquisition costs and working capital purposes.

NEW HEIGHTS MANUFACTURING, INC.

Audited Financial Statements

Fiscal Years Ended December 31, 2004 and 2003

Report of Independent Certified Public Accountants

Board of Directors

New Heights Manufacturing, Inc.

We have audited the accompanying balance sheets of New Heights Manufacturing, Inc. as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ deficit, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of New Heights Manufacturing, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Atlanta, Georgia

September 23, 2005

Marquis One, Suite 300

245 Peachtree Center Avenue

Atlanta, GA 30303

T	404.330.2000
F	404.330.2047
W	www.grantthornton.com

Grant Thornton LLP

US Member of Grant Thornton International

New Heights Manufacturing, Inc.

BALANCE SHEETS

December 31,

	2004	2003
ASSETS
CURRENT ASSETS:
Cash	$20,795	$—
Accounts receivable	1,506,131	815,054
Employee loan receivable	9,114	485
Inventory	952,829	1,317,734
Prepaid expenses and other current assets	8,100	30,885

Total current assets	2,496,969	2,164,158

PROPERTY AND EQUIPMENT
Building	228,537	228,537
Building and equipment improvements	21,995	21,995
Vehicles	93,428	93,428
Office and shop equipment	133,406	97,807
Furniture and fixtures	3,580	3,580

	480,946	445,347
Less accumulated depreciation	(175,853)	(137,890)

	305,093	307,457

	$2,802,062	$2,471,615

LIABILITIES AND STOCKHOLDERS’ DEFICIT
CURRENT LIABILITIES
Accounts payable	$1,136,602	$1,295,386
Line of credit	1,425,462	561,404
Current maturities of long-term debt	139,487	813,654
Deferred revenue	42,992	66,272
Accrued interest	39,290	33,277
Accrued compensation and other expenses	73,930	25,011

Total current liabilities	2,857,763	2,795,004
LONG TERM DEBT, less current maturities	1,694,493	1,555,779
COMMITMENTS AND CONTINGENCIES	—	—
STOCKHOLDERS’ DEFICIT
Common stock, no par value, 1,473,000 shares authorized, issued and outstanding	1,060,000	1,060,000
Accumulated deficit	(2,810,194)	(2,939,168)

	(1,750,194)	(1,879,168)

	$2,802,062	$2,471,615

The accompanying notes are an integral part of these statements.

New Heights Manufacturing, Inc.

STATEMENTS OF OPERATIONS

For the years ended December 31,

	2004	2003
Revenues	$6,474,270	$5,354,476
Cost of goods sold	4,469,614	3,847,735

Gross profit	2,004,656	1,506,741
Selling, general and administrative expenses	1,666,291	1,363,559
Depreciation and amortization expense	39,630	29,653

Earnings from operations	298,735	113,529
Interest expense	169,761	195,242

NET EARNINGS (LOSS)	$128,974	$(81,713)

The accompanying notes are an integral part of these statements.

New Heights Manufacturing, Inc.

STATEMENT OF CHANGES IN STOCKHOLDERS’ (DEFICIT)

Years ended December 31, 2004 and 2003

	Common Stock	Retained Earnings (Accumulated Deficit)	Total
BALANCE, December 31, 2002	$1,060,000	$(2,857,455)	$(1,797,455)
Net loss	—	(81,713)	(81,713)

BALANCE, December 31, 2003	1,060,000	(2,939,168)	(1,879,168)
Net earnings	—	128,974	128,974

BALANCE, December 31, 2004	$1,060,000	$(2,810,194)	$(1,750,194)

The accompanying notes are an integral part of these statements.

New Heights Manufacturing, Inc.

STATEMENTS OF CASH FLOWS

For the years ended December 31,

	2004	2003
Cash flows from operating activities:
Net earnings (loss)	$128,974	$(81,713)
Adjustments to reconcile net earnings (loss) to net cash used in operating activities:
Depreciation	39,630	29,653
Changes in assets and liabilities:
Increase in accounts receivable, net	(691,077)	(403,723)
Increase in employee loans receivable	(8,629)	(485)
Decrease (increase) in inventory	364,905	(497,670)
Decrease in prepaid expenses and other current assets	22,785	1,411
Increase (decrease) in accounts payable	(160,448)	671,644
Increase (decrease) in deferred revenue	(23,280)	24,400
Increase in accrued compensation and other expenses	23,919	24,983
Increase (decrease) in accrued interest	31,013	(23,917)

Net cash used in operating activities	(272,208)	(255,417)
Cash flows from investing activities:
Purchases of equipment	(37,266)	(131,219)

Net cash used in investing activities	(37,266)	(131,219)
Cash flows from financing activities:
Net proceeds (payment) from line of credit	864,058	(12,733)
Proceeds from issuance of debt	—	539,957
Principal payment of debt	(535,453)	—
Bank overdraft	1,664	(140,588)

Net cash provided by financing activities	330,269	386,636

Net increase in cash and cash equivalents	20,795	—
Cash and cash equivalents at beginning of year	—	—

Cash and cash equivalents at end of year	$20,795	$—

Supplemental Disclosures of Cash Flow Information
Cash paid during the year for:
Interest	$163,748	$219,959

The accompanying notes are an integral part of this statement.

New Heights Manufacturing, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.	Organization

New Heights Manufacturing, Inc. (the “Company”) was incorporated in February 2002 in the State of Georgia. The Company is primarily engaged in the manufacture and sale of security watchtowers to governmental agencies and security companies domestically and internationally.

2.	Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

3.	Inventory

Inventories are carried at the lower of cost or market. The costs included in inventory are raw materials, direct and indirect labor and employee benefits, energy and fuel, depreciation, chemicals, general manufacturing overhead and various other costs of manufacturing. General and administrative costs are not included in inventory costs.

Market, with respect to all inventories, is replacement cost or net realizable value. The Company reviews inventory to determine the necessity of write-offs for excess, obsolete or unsaleable inventory. The Company estimates reserves for inventory obsolescence based on management’s judgment of future realization. These reviews require management to assess customer and market demand. All inventories are valued using the first-in, first-out method.

4.	Property, Plant and Equipment

Property, plant and equipment are stated at cost. Depreciation is computed using the straight-line method over the following estimated useful lives of the related assets:

Buildings and improvements	10 – 30 years
Furniture and fixtures	5 – 10 years
Machinery, equipment and automobiles	5 years

5.	Revenue Recognition

Sales are recognized upon shipment of the products to the customer.

Trade accounts receivable are stated at estimated net realizable value. Provisions for doubtful accounts are charged to operations at the time management determines that the accounts may become uncollectible.

Deferred revenue consists primarily of prepayments on maintenance income and unearned warranty income. Maintenance prepayments are deferred until the maintenance is actually performed. Warranty income is recognized monthly over the life of the warranty.

New Heights Manufacturing, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

6.	Income Taxes

Net earnings subject to taxation are passed through to the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for deferred or current income taxes in the accompanying financial statements.

7.	Shipping and Handling Costs

Shipping charges billed to customers are included in sales. Shipping and handling costs are recorded in the cost of goods sold.

8.	Advertising Costs

Advertising costs are expensed as incurred. Total advertising expense was $212,919 for 2004 and $209,691 for 2003.

9.	Fair Value of Financial Instruments

Certain of the Company’s financial instruments, including cash, accounts payable, and accrued expenses and other liabilities are carried at cost which approximates their fair value because of the short-term maturity of these financial instruments.

10.	Impairment of Long Lived Assets

The Company evaluates the recoverability of its long-lived assets and certain identifiable intangibles in accordance with SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. SFAS No. 144 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. If impairment is indicated, the carrying amount of the asset is written down to fair value. The Company has identified no such impairment losses.

11.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

12.	Recently Issued Accounting Standards

In November 2004, the FASB issued Statement No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “. . . under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. “SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition,

New Heights Manufacturing, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This new standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is in the process of evaluating the impact SFAS No. 151 will have upon adoption but does not anticipate it will have a significant impact on its financial statements.

NOTE B—CASH

The Company maintains its cash balances in financial institutions located around the world, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Bank overdrafts are recorded as a component of accounts payable. The bank overdraft at December 31, 2003 was $1,664. There was no overdraft at December 31, 2004.

NOTE C—INVENTORY

Inventory consists of the following components at December 31, 2004 and 2003:

	2004	2003
Inventory
Finished goods	$364,000	$464,000
Work in process	140,300	99,264
Raw materials	448,529	754,470

Total inventory	$952,829	$1,317,734

NOTE D—LINES OF CREDIT

The Company has a line of credit agreement with a financing company, limited to the amount of inventory financed. Advances under this agreement are due upon sales of the inventory financed and bear interest at 12% and 3% in 2004 and 2003, respectively. Interest is payable monthly. At December 31, 2004 and 2003, the outstanding balance was $614,462 and $301,629, respectively. The amount of accrued interest is $19,034 and $0 at December 31, 2004 and 2003, respectively. The line of credit is collateralized by the inventory financed.

The Company has an outstanding balance of $801,000 under a line of credit agreement with a bank as of December 31, 2004. Advances under this agreement are due on the maturity date, May 1, 2006, and bear interest at 6.75%. Interest is payable monthly. There were no additional borrowings available under this line of credit at December 31, 2004. The line of credit is collateralized by all of the Company’s assets and unlimited guaranty of the members of the Board.

The Company has a $20,000 line of credit agreement with a board member that is due on demand. Advances under this agreement bear interest at 5%. Interest is payable monthly. At December 31, 2004 and 2003, the outstanding balance was $10,000 and $20,000, respectively. Additional borrowings available under this line of credit were $10,000 and $0 at December 31, 2004 and 2003, respectively. The line of credit is collateralized by all of the Company’s assets.

New Heights Manufacturing, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

The Company has a $239,775 line of credit agreement with a board member that is due on demand. Advances under this agreement bear interest at 5.75%. Interest is payable monthly. At December 31, 2003, the outstanding balance was $239,775. No additional borrowings were available under this line of credit at December 31, 2003. The line of credit is collateralized by all of the Company’s assets. The line of credit was paid in full during 2004.

NOTE E—LONG-TERM DEBT

At December 31, 2004 and 2003, the Company had two unsecured variable-term notes payable to two board members. The notes are payable in monthly installments of principle and interest ranging from $2,357 to $3,082. These notes bear interest at 5% and are due on demand. The outstanding balances totaled $1,305,557 and $1,376,436 at December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Company had two unsecured variable-term notes payable to a former employee. The notes are payable in monthly installments of principle and interest ranging from $3,650 to $988. These notes bear interest at 8% and are due on demand. The outstanding balances totaled $118,105 and $140,663 at December 31, 2004 and 2003, respectively.

At December 31, 2004, the Company had a note payable with a bank which matures in March 2014. The note is payable in monthly installments of principle and interest in the amount of $3,500. This note bears interest at 7% and is collateralized by all of the Company’s assets. The outstanding balance totaled $283,985 at December 31, 2004.

At December 31, 2003, the Company had a 12-month note payable with a bank. The note is payable in monthly installments of principle and interest in the amount of $3,500. This note bears interest at 6% and is collateralized by all of the Company’s assets. The outstanding balance is $712,382 at December 31, 2003. The loan was paid off during 2004.

At December 31, 2004 and 2003, the Company had an unsecured variable-term note payable to a trust. There have been no payments on the note to date. This note bears interest at 5% and is due on demand. The outstanding balance is $69,500 at December 31, 2004 and 2003 and the amount of accrued interest is $20,256 and $16,819 at December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Company had a note payable with a bank which matures October 2008. The note is payable in monthly installments of principle and interest in the amount of $676. This note bears interest at 6.90% and is collateralized by a vehicle. The outstanding balance was $27,198 and $34,140 at December 31, 2004 and 2003, respectively.

At December 31, 2004 and 2003, the Company had a note payable with a bank which matures April 2009. The note is payable in monthly installments of principle and interest in the amount of $639. This note bears interest at 5.99% and is collateralized by a vehicle. The outstanding balance was $29,635 and $36,312 at December 31, 2004 and 2003, respectively.

All long-term debt was paid off in 2005 as part of the subsequent acquisition of the Company by ICx Technologies, Inc. (see Note K).

New Heights Manufacturing, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

Aggregate maturities of notes payable and long-term debt outstanding as of December 31, 2004 are summarized as follows:

2005	$139,487
2006	104,958
2007	40,211
2008	41,715
2009	37,690
Thereafter	1,469,919

1,833,980
Less: current portion	139,487

Long-term portion	$1,694,493

NOTE F—OPERATING LEASES

The Company leases its office and warehouse facilities and equipment from various third parties. Rent expense under these agreements was $32,606 and $26,012, respectively, for the years ended December 31, 2004 and 2003. Future minimum lease payments under the aforementioned non-cancelable operating leases as of December 31, 2004 are as follows:

2005	$42,393
2006	23,913
2007	4,352
2008	363
2009	—

$71,021

NOTE G—DEFINED CONTRIBUTION PLAN

Effective January 1, 2004, the Company adopted a 401(k) profit sharing plan covering substantially all of its employees. Employees may contribute up to the maximum allowable by the DOL of their compensation. Any employee who was employed on January 1, 2004, and meets the age and work experience requirements per the agreement, is eligible to participate and enter into the plan as of January 1, 2004. The related expense for the year ended December 31, 2004 was $12,953.

NOTE H—RELATED PARTIES

The Company has outstanding long-term, notes payable to two Board members of the Company in the amount of $1,305,557 and $1,376,436 at December 31, 2004 and 2003, respectively. The Company has outstanding lines of credit to two Board members of the Company in the amount of $10,000 and $259,775 at December 31, 2004 and 2003, respectively. These amounts, including interest, were subsequently paid in full in 2005 as part of the acquisition of the Company by ICx Technologies, Inc. (see Note J).

NOTE I—MAJOR CUSTOMERS

One customer represented approximately 21% and 25% of net sales during 2004 and 2003, respectively. There was no outstanding accounts receivable represented by this customer at December 31, 2004 and 2003.

New Heights Manufacturing, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE J—CONTINGENCIES

The Company is not currently subject to any material legal proceedings, nor, the Company’s knowledge, is any material legal proceeding threatened against the Company. However, from time to time, the Company may become a party to certain legal proceedings in the ordinary course of business.

NOTE K—SUBSEQUENT EVENT

On August 25, 2005, ICx Technologies, Inc. (“ICx”) acquired all of the outstanding stock of the Company for $10 million less the Company’s outstanding debt at the time of closing. The purchase price is subject to adjustment based upon the value of tangible net assets acquired in accordance with the provisions of the purchase agreement among the Company and ICx. The terms of the transaction and the consideration paid by ICx were a result of arm’s length negotiations between the representatives of both parties. Prior to the completion of the transaction, ICx did not have a material relationship with the Company.

NEW HEIGHTS MANUFACTURING, INC.

Unaudited Financial Statements

Six Months Ended June 30, 2005 and 2004

NEW HEIGHTS MANUFACTURING, INC.

BALANCE SHEETS

At June 30, 2005 and December 31, 2004

	Unaudited 2005	2004
Assets
Current assets:
Cash	$—	$20,795
Accounts receivable	991,354	1,506,131
Employee loan receivable	846	9,114
Inventory	889,632	952,829
Prepaid expenses and other current assets	19,496	8,100

Total current assets	1,901,328	2,496,969

Property and equipment:
Building	228,537	228,537
Building and equipment improvements	21,995	21,995
Vehicles	93,428	93,428
Office and shop equipment	137,292	133,406
Furniture and fixtures	3,580	3,580

	484,832	480,946

Less accumulated depreciation	(187,853)	(175,853)

	296,979	305,093

Total assets	$2,198,307	$2,802,062

Liabilities
Current liabilities:
Bank overdraft	$47,519	$—
Accounts payable	602,459	1,136,602
Line of credit	1,711,100	1,425,462
Current maturities of long-term debt	131,341	139,487
Deferred revenue	59,595	42,992
Accrued interest	30,652	39,290
Accrued compensation and other expenses	25,000	73,930

Total current liabilities	2,607,665	2,857,763

Long-term debt, less current maturities	1,594,557	1,694,493

Commitments and contingencies	—	—

Stockholders’ deficit
Stockholders’ deficit:
Common stock; no par value; 1,473,000 shares authorized, issued and outstanding	1,060,000	1,060,000
Accumulated deficit	(3,063,915)	(2,810,194)

Total stockholders’ deficit	(2,003,915)	(1,750,194)

Total liabilities and stockholders’ deficit	$2,198,307	$2,802,062

The accompanying notes are an integral part of these financial statements.

NEW HEIGHTS MANUFACTURING, INC.

Unaudited Statements of Operations

For the Six Months Ended June 30, 2005 and 2004

	2005	2004
Revenues	$2,919,820	$3,402,169
Cost of goods sold	2,048,551	2,472,861

Gross profit	871,269	929,308
Selling, general and administrative expenses	1,003,405	857,259
Depreciation and amortization expense	12,000	12,030

Income (loss) from operations	(144,137)	60,019
Interest expense	109,585	69,244

Net loss	$(253,721)	$(9,225)

The accompanying notes are an integral part of these financial statements.

NEW HEIGHTS MANUFACTURING, INC.

Unaudited Statements of Cash Flows

For the Six Months Ended June 30, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net loss	$(253,721)	$(9,225)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation	12,000	12,030
Changes in assets and liabilities
Decrease in accounts receivable, net	514,777	136,215
Decrease (increase) in employee loans receivable	8,268	(8,015)
Decrease in inventory	63,197	557,058
Decrease (increase) in prepaid expenses and other current assets	(11,396)	4,215
Decrease in accounts payable	(534,143)	(916,021)
Increase in deferred revenue	16,603	1,366
Decrease in accrued compensation and other expenses	(48,930)	(25,011)
Decrease in accrued interest	(8,638)	(14,735)

Net cash used in operating activities	(241,983)	(262,123)

Cash flows from investing activities:
Purchase of equipment	(3,886)	(22,500)

Net cash used in investing activities	(3,886)	(22,500)

Cash flows from financing activities:
Net proceeds from line of credit	285,638	928,423
Principal payment of debt	(108,083)	(518,356)
Bank overdraft	47,519	—

Net cash provided by financing activities	225,074	410,067

Net increase (decrease) in cash and cash equivalents	(20,795)	125,444

Cash and cash equivalents, beginning of period	20,795	—

Cash and cash equivalents, end of period	$—	$125,444

Supplemental Disclosures of Cash Flow Information
Cash paid for interest	$118,223	$83,979

The accompanying notes are an integral part of these financial statements.

NEW HEIGHTS MANUFACTURING, INC.

Unaudited Notes to Financial Statements

For the Six Months Ended June 30, 2005 and 2004

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

1.	Organization

New Heights Manufacturing, Inc. (the “Company”) was incorporated in February 2002 in the State of Georgia. The Company is primarily engaged in the manufacture and sale of security watchtowers to governmental agencies and security companies domestically and internationally.

2.	Basis of Presentation

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004. In the opinion of management, these statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2005, are not necessarily indicative of the results that may be expected for any subsequent quarter or for the year ending December 31, 2005.

3.	Revenue Recognition

Sales are recognized upon shipment of the products to the customer.

Trade accounts receivable are stated at estimated net realizable value. A provision for doubtful accounts is charged to operations at the time management determines accounts may become uncollectible.

Deferred revenue consists primarily of prepayments on maintenance income and unearned warranty income. Maintenance prepayments are deferred until the maintenance is actually performed. Warranty income is recognized monthly over the life of the warranty.

4.	Income Taxes

Net earnings subject to taxation are passed through to the stockholder pursuant to an election under Subchapter S of the Internal Revenue Code. Accordingly, no provision has been made for deferred or current income taxes in the accompanying financial statements.

5.	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEW HEIGHTS MANUFACTURING, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Six Months Ended June 30, 2005 and 2004

6.	Recently Issued Accounting Standards

In November 2004, the FASB issued Statement No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (“SFAS No. 151”). SFAS No. 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Paragraph 5 of ARB 43, Chapter 4, previously stated that “… under some circumstances, items such as idle facility expense, excessive spoilage, double freight, and rehandling costs may be so abnormal as to require treatment as current period charges. “SFAS No. 151 requires that those items be recognized as current-period charges regardless of whether they meet the criterion of “so abnormal.” In addition, this Statement requires that allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. This new standard is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The Company is in the process of evaluating the impact SFAS No. 151 will have upon adoption but does not anticipate it will have a significant impact on its financial statements.

NOTE B—INVENTORY

Inventory consists of the following components at June 30, 2005 and December 31, 2004:

	2005	2004
Inventory
Finished goods	$534,000	$364,000
Work in process	62,300	140,300
Raw materials	293,332	448,529

Total inventory	$889,632	$952,829

NOTE C—SUBSEQUENT EVENT

On August 25, 2005, ICx Technologies, Inc. (“ICx”) acquired all of the outstanding stock of the Company for $10 million less the Company’s outstanding debt at the time of closing. The purchase price is subject to adjustment based upon the value of tangible net assets acquired in accordance with the provisions of the purchase agreement among the Company and ICx. The terms of the transaction and the consideration paid by ICx were a result of arm’s length negotiations between the representatives of both parties. Prior to the completion of the transaction, ICx did not have a material relationship with the Company.

NOMADICS, INC. AND SUBSIDIARIES

Audited Consolidated Financial Statements

As of December 31, 2004 and 2003 and for the Three Year Period ended December 31, 2004

Report of Independent Certified Public Accountants

Board of Directors

Nomadics, Inc.

We have audited the accompanying balance sheets of Nomadics, Inc. as of December 31, 2004 and 2003, and the related statements of operations, convertible redeemable preferred stock and stockholders’ deficit, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Nomadics, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

Oklahoma City, Oklahoma

August 2, 2005 (except for the fifth paragraph of Note 11 and the second and third paragraphs of Note 13, as to which the date is August 31, 2005)

Suite 1200

1 Leadership Square

211 N. Robinson

Oklahoma City, OK 73102-7148

T	405.218.2800
F	405.218.2801
W	www.grantthornton.com

Grant Thornton LLP

US Member of Grant Thornton International

Nomadics, Inc. and Subsidiaries

Consolidated Balance Sheets

December 31, 2004 and 2003

	2004	2003
ASSETS
Current Assets:
Cash and cash equivalents	$171,772	$19,193
Trade accounts receivable, net of allowance for doubtful accounts of $62,725 in 2004 and none in 2003	2,041,581	1,068,682
Unbilled trade receivables	1,132,014	193,242
Inventory	211,801	58,113
Prepaid expenses	226,248	35,911
Amounts due from employees	83,256	9,187
Amounts due from officers	67,780	—
Other accounts receivable	193,245	36,941

Total current assets	4,127,697	1,421,269

Property and equipment	1,591,775	881,767
Less accumulated depreciation and amortization	(708,399)	(553,521)

Property and equipment, net	883,376	328,246

Other Assets:
Amounts due from officers	—	65,695
License fees, net of accumulated amortization of $52,547 in 2004 and $37,793 in 2003	157,453	172,207
Deposits	292,265	49,399
Deferred tax asset	338,561	60,447
Other assets	33,419	25,000

Total other assets	821,698	372,748

Total Assets	$5,832,771	$2,122,263

LIABILITIES AND STOCKHOLDERS’ DEFICIT
Current Liabilities:
Bank overdraft	$466,287	$24,819
Line of credit	750,120	1,000,000
Current installments of long-term debt	78,343	60,367
Note payable to bank	50,000	—
Trade accounts payable	1,048,537	806,776
Accrued payroll expenses	689,047	425,226
Amounts due to related parties	25,660	166,099
Billings in excess of revenue	370,025	309,452
Provision for contract losses	334,916	15,690
Deferred tax liability	338,561	60,447
Other current liabilities	54,025	31,116

Total Current Liabilities	4,205,521	2,899,992
Long-term debt, net of current installments	128,024	219,559
Note payable to bank	—	50,000
Nonrecourse technology commercialization award	150,000	150,000
Other liabilities	—	7,500

Total Liabilities	4,483,545	3,327,051

Commitments and Contingencies	—	—

Minority interest in subsidiaries	194,304	261,135

Series A Convertible Redeemable Preferred Stock, par value $.001 per share—4,252,410 shares authorized, issued and outstanding in 2004	3,000,000	—

Series A-1 Convertible Redeemable Preferred Stock, par value $.001 per share—1,418,440 shares authorized, issued and outstanding in 2004	1,000,000	—

Stockholders’ Deficit:
Preferred stock, par value $.001 per share—no shares authorized in 2004; 15,000,000 shares authorized no shares issued in 2003	—	—
Common stock, par value $.001 per share—22,000,000 shares authorized, 11,591,874 shares issued and outstanding in 2004; 25,000,000 shares authorized, 11,486,330 shares issued and outstanding in 2003	11,592	11,486
Additional paid in capital	196,223	176,258
Accumulated deficit	(3,052,893)	(1,653,667)

Total Stockholders’ Deficit	(2,845,078)	(1,465,923)
Total Liabilities and Stockholders’ Deficit	$5,832,771	$2,122,263

See Accompanying Notes to Consolidated Financial Statements

Nomadics, Inc. and Subsidiaries

Consolidated Statements of Operations

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Contracts, grants and awards	$10,104,436	$7,154,074	$6,041,340
Products	2,159,614	821,036	470,607
Other	27,985	—	—

Total revenues	12,292,035	7,975,110	6,511,947

Costs of contracts, grants and awards	7,018,351	4,976,211	4,198,199
Costs of products	1,063,956	548,828	394,990
Selling, general and administrative expenses	5,490,901	3,028,765	2,475,852
Research and development expense	280,862	280,113	640,090

Total costs and expenses	13,854,070	8,833,917	7,709,131

Operating loss	(1,562,035)	(858,807)	(1,197,184)

Other income (expense):
Interest income	16,414	2,235	9,778
Interest expense	(40,854)	(65,375)	(93,655)
Gain on extinguishment of liabilities	134,629	—	—
Other, net	(15,797)	7,200	250

	94,392	(55,940)	(83,627)

Loss before minority interest in subsidiaries’ losses and income taxes	(1,467,643)	(914,747)	(1,280,811)
Minority interest in subsidiaries’ losses	68,417	52,476	175,866

Loss before income taxes	(1,399,226)	(862,271)	(1,104,945)
Income tax benefit	—	—	(25,106)

Net Loss	$(1,399,226)	$(862,271)	$(1,079,839)

See Accompanying Notes to Consolidated Financial Statements

Nomadics, Inc. and Subsidiaries

Consolidated Statements of Convertible Redeemable Preferred Stock and Stockholders’ Deficit

Years Ended December 31, 2004, 2003 and 2002

	Convertible Redeemable Preferred Stock				Stockholders’ Deficit
	Series A Shares	Series A Amount	Series A-1 Shares	Series A-1 Amount	Common Stock Shares	Common Stock Amount	Paid in Capital	Retained Earnings (Accumulated Deficit)	Total Stockholders’ Equity (Deficit)
Balance at January 1, 2002	—	$—	—	$—	1,145,633	$11,456	$172,808	$288,443	$472,707
Issuance of common stock upon exercise of options	—	—	—	—	3,000	30	3,450	—	3,480
Net loss	—	—	—	—	—	—	—	(1,079,839)	(1,079,839)

Balance at December 31, 2002	—	—	—	—	1,148,633	11,486	176,258	(791,396)	(603,652)
Issuance of shares upon 10:1 common stock split	—	—	—	—	10,337,697	—	—	—	—
Net loss	—	—	—	—	—	—	—	(862,271)	(862,271)

Balance at December 31, 2003	—	—	—	—	11,486,330	11,486	176,258	(1,653,667)	(1,465,923)
Issuance of common stock upon exercise of options	—	—	—	—	105,544	106	19,965	—	20,071
Issuance of convertible redeemable preferred stock	4,252,410	3,000,000	1,418,440	1,000,000	—	—	—	—	—
Net loss	—	—	—	—	—	—	—	(1,399,226)	(1,399,226)

Balance at December 31, 2004	4,252,410	$3,000,000	1,418,440	$1,000,000	11,591,874	$11,592	$196,223	$(3,052,893)	$(2,845,078)

See Accompanying Notes to Consolidated Financial Statements

Nomadics, Inc. and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2004, 2003 and 2002

	2004	2003	2002
Cash flows from operating activities:
Net loss	$(1,399,226)	$(862,271)	$(1,079,839)
Adjustments to reconcile net loss to net cash flows from operating activities:
Provision for contract losses	319,226	15,690	—
Depreciation and amortization	170,691	129,243	132,535
Provision for doubtful accounts	62,725	—	—
Gain on extinguishment of liabilities	(134,629)	—	—
Minority interest in subsidiaries’ losses	(68,417)	(52,476)	(175,866)
Loss on disposal of property and equipment	4,214	—	2,141
Net changes in assets and liabilities:
Trade accounts receivable	(1,026,124)	166,920	(486,159)
Unbilled trade receivables	(938,772)	25,753	78,069
Inventory	(153,688)	59,849	(73,104)
Prepaid expenses	(140,203)	(28,483)	29,980
Amounts due from employees	(74,069)	18,267	(20,154)
Amounts due from officers	(2,085)	(3,797)	(2,760)
Other accounts receivable	(156,117)	(6,174)	(30,767)
Deposits	(21,255)	(34,666)	—
Other assets	(187)	25,000	(24,000)
Trade accounts payable	154,626	140,640	314,482
Accrued payroll expenses	263,821	142,991	39,392
Amounts due to related parties	(5,810)	1,650	139,449
Billings in excess of revenue	60,573	111,640	(10,259)
Other current and long-term liabilities	15,409	(5,841)	57,936

Net cash used in operating activities	(3,069,297)	(156,065)	(1,108,924)

Cash flows from investing activities:
Cash paid for acquisition of business, net of cash acquired	(446,561)	—	—
Purchases of property and equipment	(461,244)	(144,534)	(123,900)
Investment in license fees	—	(60,000)	(40,000)
Other investments	(8,419)	(25,000)	—

Net cash used in investing activities	(916,224)	(229,534)	(163,900)

Cash flows from financing activities:
Change in bank overdraft	441,468	(200,992)	225,811
Borrowings under line of credit	1,475,120	4,071,000	2,000,000
Repayments under line of credit	(1,725,000)	(3,621,000)	(1,850,000)
Repayment of note payable	—	(25,000)	—
Issuance of long-term debt	—	174,947	97,917
Repayment of long-term debt	(73,559)	(62,726)	(34,956)
Nonrecourse technology commercialization award	—	—	150,000
Issuance of preferred stock	4,000,000	—	—
Issuance of common stock	20,071	—	3,480
Issuance of convertible notes payable in subsidiary	—	—	325,000

Net cash provided by financing activities	4,138,100	336,229	917,252

Net Increase (decrease) in cash	152,579	(49,370)	(355,572)
Cash and cash equivalents at beginning of the period	19,193	68,563	424,135

Cash and cash equivalents at end of the period	$171,772	$19,193	$68,563

See Accompanying Notes to Consolidated Financial Statements

Nomadics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements

As of and for the Years Ended December 31, 2004, 2003 and 2002

Note 1: Organization and Summary of Significant Accounting Policies

Organization

The accompanying consolidated financial statements include the accounts of Nomadics, Inc. (“Nomadics”), it’s wholly-owned subsidiary Little Optics, Inc. (“LO”), and its majority owned subsidiaries, Engius, LLC (“Engius”), and Vigilink, Inc. (“Vigilink”) (collectively, the “Company”). All material intercompany transactions have been eliminated in consolidation.

Nomadics engages in the research and development of emerging technologies for national security and homeland defense, life sciences, and general industry. Specific areas of research interest include sensing and instrumentation, advanced materials, nanotechnology, and VLSI Photonics. These interests have led to the development of commercially available products primarily in the area of explosives detection.

Nomadics completed the acquisition of LO in December 2004 with an effective purchase date of October 31, 2004. Accordingly, the financial position and results of operations were included in the accompanying consolidated financial statements since October 31, 2004. LO operations primarily consist of research, development and manufacturing of integrated optical components that provide wavelength management.

Engius was formed on January 1, 2004 to develop and sell advanced technology sensing products to the concrete construction industry. Prior to 2004, Engius operated as a division of Nomadics.

Vigilink offers products and services for remote monitoring of industrial equipment. In 2002, Vigilink’s operations were significantly reduced and since that time operating activities have primarily focused on supporting two large industrial companies that are evaluating the product for permanent deployment.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents consist primarily of highly liquid money market accounts and certificates of deposit with an original maturity of three months or less carried at cost plus accrued interest, which approximates fair value. The Company had restricted cash in the amount of $12,500 at December 31, 2004 and 2003 in the form of a cash certificate of deposit that is pledged as collateral against Vigilink’s note payable to bank.

Trade Accounts Receivable

The Company extends credit to customers in accordance with normal industry standards and terms. The Company establishes an allowance for doubtful accounts based on known factors surrounding the credit risk of specific customers, historical trends and other information. The Company charges uncollectible receivables to the

Nomadics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2004, 2003 and 2002

allowance for doubtful accounts. Accounts receivable balances are not collateralized. At December 31, 2004 and 2003 trade accounts receivable was comprised of the following:

	2004	2003
U.S. Government	$1,370,988	$592,695
Commercial and other	733,318	475,987

	2,104,306	1,068,682
Allowance for doubtful accounts	(62,725)	—

Trade accounts receivable, net	$2,041,581	$1,068,682

Inventory

Inventory primarily consists of raw materials and finished goods related to explosive detection and concrete maturity products. Inventories are stated at the lower of cost (first-in, first-out basis) or market. The Company writes down inventories for obsolescence equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. Any write-downs are charged to operations as incurred.

At December 31, 2004 and 2003, inventory consisted of the following:

	2004	2003
Raw Materials	$66,002	$23,237
Finished Goods	145,799	34,876

	$211,801	$58,113

Property and Equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are expensed when incurred. Depreciation is determined using the straight-line method over the estimated useful lives of the individual assets. The Company provides for depreciation of property and equipment over the following estimated useful lives: building—39 years, engineering and production equipment—5 to 10 years, computer equipment and software—3 to 5 years, and furniture and fixtures—5 to 7 years. Leasehold improvements are amortized over the lesser of the life of the asset or the lease term.

Patent Costs and Licensing Rights

Patent costs related to research and development activities are expensed as incurred. Patent costs related to commercially available products are capitalized as costs are incurred and amortized over the lives of the patents when issued.

Licensing costs are capitalized and amortized using the straight-line method over the term of the license agreements. The Company had $210,000 in license fees capitalized before accumulated amortization of $52,547 and $37,793, in 2004 and 2003, respectively. The weighted average amortization period for license fees is 14.2 years and amortization expense was $14,754, $10,019 and $7,774, in 2004, 2003 and 2002, respectively. Annual amortization expense for license fees is estimated at $14,754 for the five years beginning in 2005.

Nomadics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2004, 2003 and 2002

Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount in which the carrying amount of the assets exceeds the fair value of the assets.

Revenue Recognition

Revenue from research and development contracts, grants and awards is recognized as services are performed using the percentage-of-completion method. The Company principally uses hours of work and contract milestones to measure the progress of contract completeness. Certain contracts provide for fixed payments that may not coincide with revenue recognition. To the extent that customer payments are received in excess of revenue using the percentage-of-completion method, such payments are recorded as billings in excess of revenue. To the extent that revenue is recognized prior to billing periods defined in the contracts, such amounts are recorded as unbilled receivables and are expected to be collected within one year of recognition. At December 31, 2004 and 2003, substantially all unbilled receivables were due from the U.S. Government. Provisions for contract losses are recorded at the time such losses are known.

Revenue from product sales is recognized when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer, and collection from the customer is reasonably assured.

Research and Development

The costs of internal research and development activities funded by the Company are charged to operations as incurred and are included as a separate component of operating expenses.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized at the enacted tax rates for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Series A and Series A-1 Convertible Redeemable Preferred Stock

Series A and Series A-1 Convertible Redeemable Preferred Stock is stated at fair value on the date of issuance which is equivalent to the liquidation value at December 31, 2004. Series A and Series A-1 is subject to redemption at the discretion of the holders on or after February 18, 2011 and June 30, 2011, respectively, or if an event of default occurs. If the holders require redemption, the redemption value would be based on the original issuance price plus compounded interest and any declared and unpaid dividends. The difference between the carrying amount and the redemption value would be recognized in the financial statements when and if the Series A and/or Series A-1 holders require redemption.

Nomadics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2004, 2003 and 2002

Stock Based Compensation

The Company accounts for its stock options granted to employees using the intrinsic value method prescribed by APB Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No. 25). Under APB No. 25, compensation expense is only recognized if the estimated fair value of the underlying stock on the date of grant equals or exceeds the exercise price. Compensation expense, if any, is recognized in operations over the vesting periods of the stock options.

Statement of Financial Accounting Standards No. 123, Accounting for Stock-Based Compensation (SFAS No. 123), encourages companies to recognize expense for stock-based awards as the options vest based on their estimated value on the date of grant. Had compensation cost for the Company been determined pursuant to SFAS No. 123, the Company’s net loss would have been increased to the following pro-forma amounts:

	2004	2003	2002
Net loss as reported	$(1,399,226)	$(862,271)	$(1,079,839)
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax	(66,132)	(59,704)	(51,724)

Pro forma net loss	$(1,465,358)	$(921,975)	$(1,131,563)

The effect of applying SFAS No. 123 on pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years primarily because of the vesting period of the stock options and the fair value of additional options to be granted in future years.

Pro forma net loss required by SFAS No. 123 has been determined using the minimum value method. The minimum value method calculates the fair value of options as the excess of the estimated fair value of the underlying stock at the date of grant over the present value of both the exercise price and the expected dividend payments, each discounted at the risk-free rate, over the expected life of the option. In determining the estimated fair value of granted stock options under the minimum value method, the following weighted-average assumptions were used: risk-free rate of 3.87% in 2004, 3.52% in 2003 and 3.87% in 2002, dividend yield of 0% in 2004, 2003 and 2002, and expected life of the granted options of approximately 7 years in 2004, 2003 and 2002.

Because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the minimum value method and other methods prescribed by SFAS No. 123 do not necessarily provide a single measure of the fair value of its employee stock options.

Stock-based awards for options granted to non-employees are accounted for using the fair value method in accordance with SFAS No. 123. The fair value of the award is measured using an estimate of the fair value of goods and/or services received or the fair value of the equity instrument issued, whichever is more reliably measurable. Any costs of non-employee stock awards, are expensed in the accompanying consolidated statements of operations over the applicable vesting periods.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (Revised) “Share-Based Payment” which amends SFAS No. 123 “Accounting for Stock-Based Compensation”, and supersedes APB Opinion No. 25, “Accounting for Stock Issued to Employees.” SFAS No. 123(Revised) establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an

Nomadics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2004, 2003 and 2002

entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123 (Revised) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements based on the fair value of the share-based payment over the applicable vesting period. The Company is required to adopt this statement in 2006 but has not yet determined the impact of adoption on its results of operations.

Note 2: Property and Equipment

Property and equipment consisted of the following at December 31, 2004 and 2003:

	2004	2003
Land	$49,592	$—
Building	65,000	—
Engineering and production equipment	735,620	375,166
Computer equipment and software	519,571	395,807
Furniture and fixtures	89,354	84,492
Leasehold improvements	132,638	26,302

	1,591,775	881,767
Less accumulated depreciation and amortization	(708,399)	(553,521)

	$883,376	$328,246

Depreciation and amortization expense of property and equipment was $155,937, $114,892, and $124,426 for the years ended December 31, 2004, 2003 and 2002, respectively.

Note 3: Lines of Credit, Note Payable and Long-Term Debt

Nomadics has an operating line of credit with a bank in which borrowing is collateralized by and based on a percentage of certain eligible accounts receivable and inventory. The maximum borrowing available under the line of credit is $1,500,000 of which $600,000 and $1,000,000 was outstanding at December 31, 2004 and 2003, respectively. Borrowings under the line of credit bear interest at 1.5% above prime (6% at December 31, 2004). The line of credit was renewed under equivalent terms for 90 days on April 1, 2005 and was renewed for another 90 days on June 30, 2005.

Nomadics has long-term debt payable to a bank which is collateralized by substantially all property and equipment. The balance outstanding at December 31, 2004 and 2003 under the note payable was $206,367 and $279,926, respectively. The note bears interest at 1.5% above prime (6% at December 31, 2004) and matures in July 2007. The aggregate maturities of long-term debt at December 31, 2004 are as follows: $78,343 – 2005, $83,175 – 2006, and $44,849 – 2007.

Engius has an operating line of credit with a bank in which borrowing is collateralized by and based on a percentage of certain eligible accounts receivable and inventory. The maximum borrowing available and the amount outstanding at December 31, 2004 was $150,120. Borrowings under the line of credit bear interest at 1.5% above prime (6% at December 31, 2004). The line of credit matured and was paid in full during 2005.

Vigilink has a $50,000 note payable to a bank at December 31, 2004. The note bears interest at 7.25% and matures on June 30, 2005. The note was collateralized by certificates of deposit held by Nomadics and certain

Nomadics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2004, 2003 and 2002

other owners and officers of Vigilink. At December 31, 2004, Nomadics had $12,500 on deposit with the bank for security under the note. In July 2005, Nomadics paid off the note in its entirety.

Note 4: Income Taxes

The income tax provision for 2004 included the following components: deferred tax benefit of $585,276 and increase in the valuation allowance for deferred tax assets of $585,276. The components of the 2003 income tax provision included: deferred tax benefit of $386,336 and increase in the valuation allowance for deferred tax assets of $386,336. For 2002, the income tax provision included: deferred tax benefit of $489,060, increase in the valuation allowance for deferred tax assets of $489,060, and state tax refund $25,106.

Income taxes for 2004, 2003 and 2002 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax loss from operations as a result of the following:

	2004	2003	2002
Computed “expected” tax benefit	$(468,159)	$(293,172)	$(375,681)
State income tax, net of federal benefit	(57,814)	(36,590)	(51,232)
Change in the deferred tax assets valuation allowance	516,472	317,959	436,658
Minority interest in subsidiaries	(23,262)	(17,842)	(59,794)
Research and development tax credits	18,772	19,380	17,799
Other, net	13,991	10,265	7,144

	$—	$—	$(25,106)

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at August 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax assets:
Tax operating loss carryforwards	$1,473,833	$739,789
Research credit carryforwards	234,768	179,557
Provision for contract losses	130,617	6,119
Accrued payroll expenses	88,755	57,810
Other	101,645	38,748

Total gross deferred tax assets	2,029,618	1,022,023
Less valuation allowance	(1,490,558)	(905,282)

Net deferred tax assets	539,060	116,741
Deferred tax liabilities:
Contract service work in process	(445,766)	(75,364)
Property and equipment	(92,735)	(41,377)
Other	(559)	—

Net deferred taxes	$—	$—

Deferred tax assets are recognized when it is more likely than not that the benefits from deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the ability for the Company to generate future taxable income during the periods in which the temporary differences that create deferred tax

Nomadics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2004, 2003 and 2002

assets become deductible. Company management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, past earning history, revenue backlog and tax operating loss carryforwards expiration dates, and change of control limitations when determining the amount of deferred tax assets to recognize. Based on these assessments and the likelihood that change of control issues will limit the amount of tax operating loss carryforwards available in the future, a valuation allowance of $905,282 was recorded in 2003 and increased to $1,490,558 in 2004. The Company has approximately $3.8 million in tax operating loss carryforwards that begin to expire in 2022, and $211,000 research credit carryforwards that begin to expire in 2020.

Note 5: Convertible Redeemable Preferred Stock

In February 2004, the Company issued 4,252,410 shares of Series A Convertible Redeemable Participating Preferred Stock (“Series A”) at an original issue price of $.7055 per share, or $3,000,000. In June 2004, the Company issued 1,418,440 shares of Series A-1 Convertible Redeemable Participating Preferred Stock (“Series A-1”) at an original issue price of $.7055 per share, or $1,000,000.

The Series A and Series A-1 shares are redeemable at the option of the holders on or after February 18, 2011 and on or after June 30, 2011, respectively. For both the Series A and Series A-1, the redemption distribution amount would be equal to the original issue price plus 6% compounded annual return on the original issue price plus any declared and unpaid dividends. In the event of default, Series A and Series A-1 holders may require redemption if such defaults are not cured. The redemption distribution amount resulting from an event of default would be equal to the original issue price plus 8% compounded annual return on the original issue price plus any declared and unpaid dividends. Holders of Series A and A-1 are only entitled to dividends to the extent that dividends are declared to common stockholders. In the event a dividend is declared, holders of Series A and Series A-1 would receive an equivalent dividend as if the Series A and Series A-1 had been converted to common stock.

The Series A and Series A-1 shares are convertible to common stock at any time using the ratio of the original issue price divided by the original issue price adjusted for certain dilution factors. Upon the closing of a qualifying underwritten public offering, the Series A and Series A-1 would be automatically converted into common stock. An automatic conversion would also occur if the majority of the Series A and Series A-1 holders elect to convert their shares to common stock.

The holders of Series A and Series A-1 have liquidation preferences ahead of all other capital stockholders. The distribution amount upon liquidation, sale or merger of the Company would be equal to the sum of the original issue prices plus all declared but unpaid dividends.

The holders of Series A and Series A-1 shares have full voting rights of common stockholders as if the preferred shares were converted to common stock.

Note 6: Statement of Cash Flows

Non-cash Investing Activity

At December 31, 2002, a $35,000 investment in a licensing fee was included in accounts payable.

Supplemental Cash Flow Information

The Company paid interest of $43,850, $62,384, and $100,978 in 2004, 2003 and 2002, respectively. No income taxes were paid in any year. The Company recovered $25,106 in income taxes in 2002.

Nomadics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2004, 2003 and 2002

Note 7: Stock-Based Compensation

In 1996, Nomadics’ board of directors approved a stock option plan (“1996 Plan”) for the purpose of authorizing options to purchase Nomadics’ common stock. Such options must be issued at an amount greater than or equal to the fair market value price on the date of grant. The options generally become exercisable over a five year period, beginning one year after the first day of the calendar quarter following the grant date, and have a contract life of ten years. At December 31, 2004, the number of options authorized under the 1996 Plan was 4,500,000 of which 956,000 were available for issuance. Following is additional summarized information about the options issued under the 1996 Plan:

	Total Options	Weighted- Average Exercise Price	Option Price Range	Exercisable Options	Weighted- Average Exercise Price
Balance at January 1, 2002	2,111,000	$0.21	$.12 – $.40
Granted	443,000	$0.40	$0.40
Exercised	(63,000)	$0.21	$.12 – $.30
Surrendered	(10,000)	$0.12	$0.12

Balance at December 31, 2002	2,481,000	$0.26	$.12 – $.40	1,593,950	$.21
Granted	256,000	$0.40	$0.40
Exercised	—	$—	$—
Surrendered	—	$—	$—

Balance at December 31, 2003	2,737,000	$0.27	$.12 – $.40	1,886,500	$.23
Granted	849,500	$0.67	$.40 – $.70
Exercised	(100,544)	$0.15	$.12 – $.40
Surrendered	(96,600)	$0.31	$.30 – $.40

Balance at December 31, 2004	3,389,356	$0.37	$.12 – $.70	1,864,796	$.25

Outstanding Options				Exercisable Options
Range of Option Exercise Prices	Options Outstanding	Weighted- Average Remaining Contractual Life	Weighted- Average Exercise Price	Options Exercisable	Weighted- Average Exercise Price
$0.12	853,456	2.04	$0.12	853,456	$0.12
$0.30	653,000	5.36	$0.30	519,400	$0.30
$0.40	1,009,900	6.99	$0.40	472,440	$0.40
$0.70	873,000	9.71	$0.70	19,500	$0.70

	3,389,356	6.13	$0.37	1,864,796	$0.25

Note 8: Employee Benefit Plan

Nomadics sponsors a defined contribution benefit plan for substantially all employees for the purpose of accumulating funds for retirement. Nomadics matches up to 3% of employee annual compensation. The cost of employer matching was $127,932, $109,808, $82,383 in 2004, 2003 and 2002, respectively.

Nomadics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2004, 2003 and 2002

Note 9: Commitments and Contingencies

Operating Leases

The Company leases office and laboratory space under various operating leases. The remaining terms of the leases range from 1 to 13 years at December 31, 2004. Rent expense was $526,592, $327,635 and $264,106 in 2004, 2003 and 2002, respectively. Such amounts are net of subtenant rentals received of $68,873 and $40,870 in 2004 and 2003, respectively. Future minimum rental payments net of future minimum rentals to be received under noncancelable subleases are as follows: $769,499 in 2005; $917,404 in 2006; $921,223 in 2007; $1,036,576 in 2008; $1,069,233 in 2009; $3,109,497 thereafter.

Nonrecourse Technology Business Finance Program Award

In 2002, Vigilink received $150,000 in funding from an Oklahoma-based business finance program. The terms of the agreement provide that repayment of the funds will only occur upon the achievement of certain milestones related to positive cash flow and/or additional fund raising. As of December 31, 2004, no such milestones have been achieved. To the extent that any milestones are achieved, Vigilink would be required to repay $300,000 by March 2007.

Note 10: Business Combination

Nomadics acquired all of the outstanding common and preferred stock of Little Optics, Inc. (“LO”) for $600,000 in December 2004 with an effective purchase date of October 31, 2004. Accordingly, the results of operations have been included in the accompanying consolidated financial statements since October 31, 2004. LO operations primarily consist of research, development and manufacturing of integrated optical components that provide wavelength management. LO also performs services under certain research and development contracts and awards. The financial assets and liabilities acquired were recorded based upon their fair values as of the purchase date. The amount by which the fair values of the financial and non-financial net assets acquired exceeded the cash purchase price was recorded as a pro-rata reduction of the estimated fair value of property and equipment.

The following summarizes the allocation of the cash purchase price at October 31, 2004:

October 31, 2004
Cash	$153,439
Trade accounts receivable	9,500
Prepaid Expenses	50,134
Deposits	221,611
Property and equipment	252,451

Assets acquired	687,135
Trade accounts payable	(87,135)

Net assets acquired	$600,000

Note 11: Liquidity and Capital Resources

For the three year period ended December 31, 2004, the Company has incurred a net loss of $3.3 million, has used cash of $4.5 million in operations and cash of $1.1 million in investing activities. During that three year

Nomadics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2004, 2003 and 2002

period the Company has also received cash of $5.4 million primarily from debt and equity financing activities. At December 31, 2004 the Company had negative working capital of $77,824. Of the net losses incurred in those years, Vigilink and Engius represent $1.6 million and $.9 million, respectively. Both Vigilink and Engius were in early stages of marketing and product development activities, thus losses from those entities were planned and expected.

In 2002, Vigilink’s operations were significantly reduced and since that time operating activities have primarily focused on supporting two large industrial companies that are evaluating the Vigilink product for permanent deployment. Vigilink no longer has any employees and expected future cash outflows are expected to be minimal. If Vigilink is not successful in securing an external business arrangement for its technology, there will be substantial doubt about the ability for Vigilink to continue as a going concern.

Engius’ sales continue to grow in 2005, but it is still in early stages of market development for its products. Engius’ ability to continue as a going concern is dependent upon obtaining additional financing and the ability to generate revenues that are sufficient to cover operating expenses, the likelihood of which cannot be determined at this time. Engius management is actively pursuing additional sources of financing; however there can be no assurance that Engius will be able to generate sufficient cash flow to meet its development and other operating needs. If Engius is not successful in obtaining external sources of funding in the near term, management will be required to revise the business plan and implement more stringent cost control measures.

The net loss specific to Nomadics operations amounted to approximately $800,000 for the three year period ending December 31, 2004. Such losses can primarily be attributable to increased investment in product commercialization, increased operational spending in conjunction with the hiring of new employees required to service revenue backlog, certain intellectual property costs and the acquisition of Little Optics.

As described in “Note 5: Convertible Redeemable Preferred Stock” above, Nomadics raised $4,000,000 in 2004 through issuance of preferred stock to help fund needs associated with product commercialization and increased operational infrastructure. On August 24, 2005, Nomadics, Inc. was acquired and became a wholly-owned subsidiary of ICx Technologies, Inc. (“ICx”) (See “Note 13: Subsequent Events”) and on August 31, 2005, ICx infused $1.5 million in cash to Nomadics to be used primarily for general working capital purposes. For the seven months ended July 31, 2005, Nomadics posted break-even operating results (unaudited), excluding non-recurring transaction costs of approximately $300,000 related to the acquisition by ICx. Management believes that the factors described above and the financial strength of ICx and its commitment to Nomadics ongoing operations supports Nomadics ability to continue as a going concern.

Note 12: Related Party Transactions

Included in amounts due from officers at December 31, 2004 and 2003 was $67,112 and $65,208, respectively, due from the Chief Executive Officer and majority common stockholder of Nomadics. Of the total amount outstanding $40,000 was issued in 2001 in the form of a note receivable bearing interest at 6% annually. The note was issued for use in satisfying personal income tax obligations. The amount of accrued interest receivable under the note at December 31, 2004 was $8,900. This officer also received non-interest bearing cash advances amounting to approximate $15,000 for general personal use. All amounts outstanding are expected to be repaid prior to December 31, 2005.

Included in amounts due to related parties at December 31, 2004 and 2003, was $21,470 due to a preferred shareholder of Vigilink, for Vigilink web hosting services. Such services were discontinued in 2002.

Nomadics, Inc. and Subsidiaries

Notes to Consolidated Financial Statements—(Continued)

As of and for the Years Ended December 31, 2004, 2003 and 2002

At December 31, 2003, amounts due to related parties included $144,629 payable to Sequoyah Technologies, Inc., a Vigilink preferred shareholder, for contract programming and related technical services for Vigilink. In 2004, Nomadics paid Sequoyah $10,000 to fully satisfy the payable. Accordingly, the accompanying statement of operations includes gain on the extinguishment of liabilities of $134,629 in 2004.

Note 13: Subsequent Events

License Agreement

In June 2005, the Company obtained an exclusive license for certain sensor-based technologies from Texas Instruments. The Company plans to incorporate such technologies into the Company’s own instruments for distribution into certain fields of use which include life sciences, biological warfare, and food safety. The license has an initial term of five years which may be extended to ten years if the Company is in compliance with all payments due under the agreement. The Company paid an initial fee of $300,000 to license the technology.

ICx Technologies, Inc. Acquisition of Nomadics

On August 24, 2005, ICx Technologies, Inc. (“ICx”) acquired all of the outstanding Common and Preferred stock (collectively “Capital Stock”) of Nomadics and Nomadics became a wholly-owned subsidiary of ICx. ICx was incorporated by Digital Power Capital (“DPC”) in 2003 and began operations in 2005. ICx was formed to acquire and integrate companies with leading technologies for sensing, detecting, imaging and projecting power. ICx’s principal markets are civilian and military security. ICx acquired the Capital Stock of Nomadics using a combination of ICx stock and cash. At the time of closing, a portion of the stock consideration was held in escrow to cover certain contingencies. The ultimate resolution of such contingencies is not currently determinable, however management does not expect that final resolution will have a material impact on the financial condition or results of operations of Nomadics. Nomadics expects to continue its business operations with the same management and employee team as it had prior to the ICx acquisition and gain strength through access to additional financial and market resources and synergistic relationships with its sister companies.

DPC is a private equity fund based in Greenwich, CT. DPC is wholly funded by investment funds affiliated with Wexford Capital LLC (“Wexford”) which is an SEC registered investment advisor also based in Greenwich, CT. ICx’s executive management is primarily drawn from the partners in DPC, and affiliates of Wexford through DPC are expected to have majority ownership of ICx and infuse significant cash to ICx for acquisition costs and working capital purposes. As discussed in “Note 11: Liquidity and Capital Resources”, Nomadics received $1.5 million in cash from ICx shortly after closing to be used primarily for general working capital purposes.

NOMADICS, INC. AND SUBSIDIARIES

Unaudited Consolidated Financial Statements

For the Six Months Ended June 30, 2005 and 2004

Nomadics, Inc. and Subsidiaries

Consolidated Balance Sheets

As of June 30, 2005 and December 31, 2004

	(Unaudited) 2005	2004
ASSETS
Cash & cash equivalents	$86,151	$171,772
Trade accounts receivable, net of allowance for doubtful accounts of $62,725 in 2005 and 2004	3,159,272	2,041,581
Unbilled trade receivables	1,005,317	1,132,014
Inventory	232,770	211,801
Prepaid expenses and other current assets	202,579	570,529

Total current assets	4,686,089	4,127,697
Property and equipment	1,875,165	1,591,775
Less accumulated depreciation	(854,976)	(708,399)

Property and equipment, net	1,020,189	883,376
Other assets:
License fees, net of accumulated amortization of $59,924 in 2005 and $52,547 in 2004	450,076	157,453
Other assets	664,699	664,245

Total other assets	1,114,775	821,698

Total assets	$6,821,053	$5,832,771

LIABILITIES
Bank overdraft	$15,686	$466,287
Line of credit	1,200,120	750,120
Current installments of long-term debt	88,303	78,343
Note payable to bank	50,000	50,000
Trade accounts payable	1,872,904	1,048,537
Accrued payroll expenses	877,865	689,047
Billing in excess of revenue	1,016,613	370,025
Provision for contract losses	282,348	334,916
Other current liabilities	462,436	418,246

Total current liabilities	5,866,275	4,205,521

Long-term debt, net of current installments	282,126	128,024
Nonrecourse technology commercialization award	150,000	150,000

Total liabilities	6,298,401	4,483,545

Minority interest in subsidiaries	154,616	194,304
Series A convertible redeemable preferred stock, par value $0.001 per share; 4,252,410 shares authorized, issued and outstanding in 2005 and 2004	3,000,000	3,000,000
Series A-1 convertible redeemable preferred stock, par value $0.001 per share; 1,418,440 shares authorized, issued and outstanding in 2005 and 2004	1,000,000	1,000,000

STOCKHOLDERS’ DEFICIT
Preferred stock, par value $0.001 per share—15,000,000 shares authorized, no shares issued at June 30, 2005 or in 2004	—	—
Common stock, par value $0.01 per share - 22,000,000 shares authorized, 11,596,674 shares issued and outstanding at June 30, 2005; 11,591,874 shares issued and outstanding at December 31, 2004	11,597	11,592
Additional paid-in capital	198,138	196,223
Accumulated deficit	(3,841,699)	(3,052,893)

Total stockholders’ equity	(3,631,964)	(2,845,078)

Total liabilities & stockholders’ equity	$6,821,053	$5,832,771

The accompanying notes are an integral part of these consolidated financial statements.

Nomadics, Inc. and Subsidiaries

Unaudited Consolidated Statements of Operations

For the six months ended June 30, 2005 and 2004

	2005	2004
REVENUES
Contracts, grants and awards	$8,230,792	$4,271,610
Products	1,414,061	916,462
Other	3,275	—

Total revenues	9,648,128	5,188,072
COSTS AND EXPENSES
Costs of contracts, grants and awards	5,812,803	3,452,874
Cost of products	628,148	405,972
Selling, general and administrative expenses	3,660,492	2,035,974
Research and development expense	327,070	175,308

Total costs and expenses	10,428,513	6,070,128

Operating loss	(780,385)	(882,056)
NON-OPERATING GAINS (LOSSES)
Interest income	1,789	3,574
Interest expense	(62,229)	(22,413)
Other, net	12,331	(1,183)

Total other nonoperating gains (losses)	(48,109)	(20,022)
Minority interest in subsidiaries’ losses	39,688	33,171

Loss before income taxes	(788,806)	(868,907)
Income taxes	—	—

Net loss	$(788,806)	$(868,907)

The accompanying notes are an integral part of these consolidated financial statements.

Nomadics, Inc. and Subsidiaries

Unaudited Consolidated Statements of Cash Flows

For the six months ended June 30, 2005 and 2004

	2005	2004
Operating activities:
Net loss	$(788,806)	$(868,907)
Adjustments to reconcile change in net loss to net cash flows from operating activities
Provision for contract losses	(52,568)	95,854
Depreciation and amortization	154,042	65,526
Minority interest in subsidiaries’ losses	(39,688)	(33,171)
Net changes in assets and liabilities:
Trade accounts receivable	(1,117,691)	19,720
Unbilled trade receivables	126,697	(740,451)
Inventory	(20,969)	(55,242)
Prepaid expenses	361,210	(54,464)
Other assets	8,715	1,998
Trade accounts payable	524,367	(338,558)
Accrued payroll expenses	188,818	392,530
Billings in excess of revenue	646,588	271,697
Other current and long-term liabilities	44,190	244,053

Net cash provided by (used in) operating activities	34,905	(999,415)

Investing activities:
Purchases of property and equipment	(283,391)	(81,772)
Investment in license fees	(2,516)	(5,775)

Net cash used in investing activities	(285,907)	(87,547)

Financing activities:
Change in bank overdraft	(450,601)	(24,819)
Borrowings under line of credit	2,000,000	765,000
Repayments under line of credit	(1,550,000)	(1,625,000)
Issuance of long-term debt	200,000	—
Repayment of long-term debt	(35,938)	(36,221)
Issuance of preferred stock	—	3,000,000
Issuance of common stock	1,920	3,480

Net cash provided by financing activities	165,381	2,082,440

Net change in cash	(85,621)	995,478
Cash at beginning of period	171,772	19,193

Cash at end of period	$86,151	$1,014,671

Non-cash investing and financing activities:
Investment in license fee through trade accounts payable	300,000	—
Issuance of Convertible Redeemable Preferred stock through other accounts receivable	—	1,000,000

The accompanying notes are an integral part of these consolidated financial statements.

Nomadics, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

June 30, 2005 and 2004

Note 1: Organization and Summary of Significant Accounting Policies

Organization

The accompanying consolidated financial statements include the accounts of Nomadics, Inc (“Nomadics”) and its wholly-owned subsidiary Little Optics, Inc. (“LO”) and its majority owned subsidiaries Engius, LLC (“Engius”), and Vigilink, Inc. (“Vigilink”) (collectively, the “Company”).

Nomadics engages in the research and development of emerging technologies for national security and homeland defense, life sciences, and general industry. LO conducts research, development and manufacturing of integrated optical components that provide wavelength management. Engius develops and sells advanced technology sensing products to the concrete construction industry. Vigilink offers products and services for remote monitoring of industrial equipment. Vigilink’s operations were significantly reduced and since 2002 it has primarily focused on supporting two large industrial companies that are evaluating their product for permanent deployment.

Principles of Consolidation and Basis of Presentation

The accompanying unaudited consolidated financial statements include the accounts of ICx and its wholly-owned subsidiaries. All intercompany transactions and accounts have been eliminated in consolidation.

These unaudited consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2004. In the opinion of management, the statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2005, are not necessarily indicative of the results that may be expected for any subsequent quarter or for the year ending December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Inventory

Inventory primarily consists of raw materials and finished goods related to explosive detection and concrete maturity products. Inventories are stated at the lower of cost (first-in, first-out basis) or market. The Company writes down inventories for obsolescence equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. Any write-downs are charged to operations as incurred.

Nomadics, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

June 30, 2005 and 2004

At June 30, 2005 and December 31, 2004, inventory consisted of the following:

	June 30, 2005	December 31, 2004
Raw Materials	$135,188	$66,002
Finished Goods	200,889	145,799

	336,077	211,801
Reserve for obsolescence	(103,307)	—

	$232,770	$211,801

Long-Lived Assets

The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount in which the carrying amount of the assets exceeds the fair value of the assets.

Revenue Recognition

Revenue from research and development contracts, grants and awards is recognized as services are performed using the percentage-of-completion method. The Company principally uses hours of work and contract milestones to measure the progress of contract completeness. Certain contracts provide for fixed contract milestones to measure the progress of contract completeness. Certain contracts provide for fixed payments that may not coincide with revenue recognition. To the extent that customer payments are received in excess of revenue using the percentage-of-completion method, such payments are recorded as billings in excess of revenue. To the extent that revenue is recognized prior to billing periods defined in the contracts, such amounts are recorded as unbilled receivables and are expected to be collected within one year of recognition. At June 30, 2005 and December 31, 2004, substantially all unbilled receivables were due from the U.S. Government. Provisions for contract losses are recorded at the time such are losses are known.

Revenue from product sales is recognized when persuasive evidence of an arrangement exists, the product has been shipped, title, risk of loss have passed to the customer, and collection from the customer is reasonably assured.

Income Taxes

The Company accounts for income taxes using the asset and liability method. Under the asset and liability method, deferred tax assets and liabilities are recognized at the enacted tax rates for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards.

Series A and Series A-1 Convertible Redeemable Preferred Stock

Series A and Series A-1 Convertible Redeemable Preferred Stock is stated at fair value on the date of issuance which is equivalent to the liquidation value at December 31, 2004. Series A and Series A-1 is subject to redemption at the discretion of the holders on or after February 18, 2011 and June 30, 2011, respectively, or if an

Nomadics, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

June 30, 2005 and 2004

event of default occurs. If the holders require redemption, the redemption value would be based on the original issuance price plus compounded interest and any declared and unpaid dividends. The difference between the carrying amount and the redemption value would be recognized in the financial statements when and if the Series A and/or Series A-1 holders require redemption.

Stock Based Compensation

The Company accounts for its stock options granted to employees using the intrinsic value method prescribed by APB Opinion No. 25, Accounting for Stock Issued to Employees (APB No. 25). Under APB No. 25, compensation expense is only recognized if the estimated fair value of the underlying stock on the date of grant equals or exceeds the exercise price. Compensation expense, if any, is recognized in operations over the vesting periods of the stock options. Had compensation costs for the Company been determined pursuant to SFAS No. 123, Accounting for Stock-Based Compensation, (“SFAS No. 123”), the Company’s net loss would have been increased to the following proforma amounts:

For the six months ended June 30,	2005	2004
Net loss available to common stockholders, as reported	$(788,809)	$(868,907)
Deduct: Stock-based employee compensation expense determined under fair value-based method for all awards	(974,895)	(48,780)

Net loss, pro forma	$(1,763,704)	$(917,687)

Pro forma net loss required by SFAS No. 123 has been determined using the Black Scholes option pricing model using risk free rates of 4.01% in 2005 and 3.87% in 2004; volatility rates of 55% in 2005 and 2004; expected dividend yield of 0% in 2005 and 2004; and an expected life of 7 years in 2005 and 2004. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black Scholes option pricing method may not necessarily provide a single measure of the fair value of its employee stock options. Additionally, the effect of applying SFAS No. 123 on pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years primarily because of the vesting period of the stock options and the fair value of additional options to be granted in future years.

Stock-based awards for options granted to non-employees are accounted for using the fair value method in accordance with SFAS No. 123. The fair value of the award is measured using an estimate of the fair value of goods and/or services received or the fair value of the equity instrument issued, whichever is more reliably measurable. Any costs of non-employee stock awards, are expensed in the accompanying consolidated statements of operations over the applicable vesting periods.

During the six months ended June 30, 2005 and 2004, the Company granted 1,046,000 and 4,000 options, respectively, to purchase common stock at an exercise price of $.70 per share. The total number of options outstanding at June 30, 2005 was 4,435,356.

New Accounting Pronouncements

In December 2004, the FASB issued SFAS No. 123 (Revised), Share-Based Payment, which amends SFAS No. 123, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. SFAS No. 123 (Revised) establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange

Nomadics, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

June 30, 2005 and 2004

for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123 (Revised) requires that the cost resulting from all share-based payment transactions be recognized in the financial statements based on the fair value of the share-based payment over the applicable vesting period. The Company is required to adopt this statement in 2006 but has not yet determined the impact of adoption on its results of operations

Note 2: Convertible Redeemable Preferred Stock

In February 2004, the Company issued 4,252,410 shares of Series A Convertible Redeemable Participating Preferred Stock (“Series A”) at an original issue price of $.7055 per share, or $3,000,000. In June 2004, the Company issued 1,418,440 shares of Series A-1 Convertible Redeemable Participating Preferred Stock (“Series A-1”) at an original issue price of $.7055 per share, or $1,000,000.

The Series A and Series A-1 shares are redeemable at the option of the holders on or after February 18, 2011 and on or after June 30, 2011, respectively. For both the Series A and Series A-1, the redemption distribution amount would be equal to the original issue price plus 6% compounded annual return on the original issue price plus any declared and unpaid dividends. In the event of default, Series A and Series A-1 holders may require redemption if such defaults are not cured. The redemption distribution amount resulting from an event of default would be equal to the original issue price plus 8% compounded annual return on the original issue price plus any declared and unpaid dividends. Holders of Series A and A-1 are only entitled to dividends to the extent that dividends are declared to common stockholders. In the event a dividend is declared, holders of Series A and Series A-1 would receive an equivalent dividend as if the Series A and Series A-1 had been converted to common stock.

The Series A and Series A-1 shares are convertible to common stock at any time using the ratio of the original issue price divided by the original issue price adjusted for certain dilution factors. Upon the closing of a qualifying underwritten public offering, the Series A and Series A-1 would be automatically converted into common stock. An automatic conversion would also occur if the majority of the Series A and Series A-1 holders elect to convert their shares to common stock.

The holders of Series A and Series A-1 have liquidation preferences ahead of all other capital stockholders. The distribution amount upon liquidation, sale or merger of the Company would be equal to the sum of the original issue prices plus all declared but unpaid dividends.

The holders of Series A and Series A-1 shares have full voting rights of common stockholders as if the preferred shares were converted to common stock.

Note 3: Liquidity and Capital Resources

For the three year and six month period ended June 30, 2005, the Company has incurred cumulative net losses of $4.1 million, has used cash of $4.5 million in operations and cash of $1.4 million in investing activities. During that three year period the Company has also received cash of $5.6 million primarily from debt and equity financing activities. At December 31, 2004 the Company had negative working capital of $77,824. Of the net losses incurred for the three year and six month period ended June 30, 2005, Vigilink and Engius represent $1.7 million and $1.4 million, respectively. Both Vigilink and Engius were in early stages of marketing and product development activities, thus losses from those entities were planned and expected.

In 2002, Vigilink’s operations were significantly reduced and since that time operating activities have primarily focused on supporting two large industrial companies that are evaluating the Vigilink product for

Nomadics, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

June 30, 2005 and 2004

permanent deployment. Vigilink no longer has any employees and expected future cash outflows are expected to be minimal. If Vigilink is not successful in securing an external business arrangement for its technology, there will be substantial doubt about the ability for Vigilink to continue as a going concern.

Engius’ sales continue to grow in 2005, but it is still in early stages of market development for its products. Engius’ ability to continue as a going concern is dependent upon obtaining additional financing and the ability to generate revenues that are sufficient to cover operating expenses, the likelihood of which cannot be determined at this time. Engius management is actively pursuing additional sources of financing; however there can be no assurance that Engius will be able to generate sufficient cash flow to meet its development and other operating needs. If Engius is not successful in obtaining external sources of funding in the near term, management will be required to revise the business plan and implement more stringent cost control measures.

The net loss specific to Nomadics operations amounted to approximately $1.6 for the three year and six month period ending June 30, 2005. Such losses can primarily be attributable to increased investment in product commercialization, increased operational spending in conjunction with the hiring of new employees required to service revenue backlog, certain intellectual property costs and the acquisition of Little Optics.

As described in “Note 2: Convertible Redeemable Preferred Stock” above, Nomadics raised $4,000,000 in 2004 through issuance of preferred stock to help fund needs associated with product commercialization and increased operational infrastructure. On August 24, 2005, Nomadics, Inc. was acquired and became a wholly-owned subsidiary of ICx Technologies, Inc. (“ICx”) (See “Note 5: Subsequent Events”) and on August 31, 2005, ICx infused $1.5 million in cash to Nomadics to be used primarily for general working capital purposes. For the seven months ended July 31, 2005, Nomadics posted break-even operating results (unaudited), excluding non-recurring transaction costs of approximately $300,000 related to the acquisition by ICx. Management believes that the factors described above and the financial strength of ICx and its commitment to Nomadics’ ongoing operations supports Nomadics’ ability to continue as a going concern.

Note 4: Related Party Transactions

Included in amounts due from officers at June 30, 2005 and December 31, 2004 was $69,070 and $67,112 , respectively, due from the Chief Executive Officer and majority common stockholder of Nomadics. Of the total amount outstanding $40,000 was issued in 2001 in the form of a note receivable bearing interest at 6% annually. The note was issued for use in satisfying personal income tax obligations. This officer also received non-interest bearing cash advances amounting to approximately $15,000 for general personal use. All amounts outstanding are expected to be repaid prior to December 31, 2005.

Included in amounts due to related parties at December 31, 2004 and 2003, was $21,470 due to a preferred shareholder of Vigilink, for Vigilink web hosting services. Such services were discontinued in 2002.

Note 5: Subsequent Event

On August 24, 2005, ICx Technologies, Inc. (“ICx”) acquired all of the outstanding Common and Preferred stock (collectively “Capital Stock”) of Nomadics and Nomadics became a wholly-owned subsidiary of ICx. ICx was incorporated by Digital Power Capital (“DPC”) in 2003 and began operations in 2005. ICx was formed to acquire and integrate companies with leading technologies for sensing, detecting, imaging and projecting power. ICx’s principal markets are civilian and military security. ICx acquired the Capital Stock of Nomadics using a combination of ICx stock and cash. At the time of closing, a portion of the stock consideration was held in

Nomadics, Inc. and Subsidiaries

Notes to Unaudited Consolidated Financial Statements

June 30, 2005 and 2004

escrow to cover certain contingencies. The ultimate resolution of such contingencies is not currently determinable, however management does not expect that final resolution will have a material impact on the financial condition or results of operations of Nomadics. Nomadics expects to continue its business operations with the same management and employee team as it had prior to the ICx acquisition and gain strength through access to additional financial and market resources and synergistic relationships with its sister companies.

DPC is a private equity fund based in Greenwich, CT. DPC is wholly funded by investment funds affiliated with Wexford Capital LLC (“Wexford”) which is an SEC registered investment advisor also based in Greenwich, CT. ICx’s executive management is primarily drawn from the partners in DPC, and affiliates of Wexford through DPC are expected to have majority ownership of ICx and infuse significant cash to ICx for acquisition costs and working capital purposes. As discussed in “Note 3: Liquidity and Capital Resources”, Nomadics received $1.5 million in cash from ICx shortly after closing to be used primarily for general working capital purposes.

AGENTASE, LLC

Audited Financial Statements

Fiscal Years Ended December 31, 2004 and 2003

Report of Independent Certified Public Accountants

The Board of Directors

Agentase, LLC

We have audited the accompanying balance sheets of Agentase, LLC (the Company) as of December 31, 2004 and 2003, and the related statements of operations, changes in members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Agentase, LLC as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Philadelphia, Pennsylvania

February 3, 2006

Agentase, LLC

BALANCE SHEETS

December 31,

	2004	2003
ASSETS
Current assets
Cash and cash equivalents	$139,657	$172,129
Accounts receivable—billed	223,772	95,942
Accounts receivable—unbilled	59,702	—
Prepaid expenses	5,192	—

Total current assets	428,323	268,071

Property and equipment—net of accumulated depreciation	90,223	73,977

Intangible assets	69,904	42,343

Total assets	$588,450	$384,391

LIABILITIES AND MEMBERS’ EQUITY
Current liabilities
Accounts payable and accrued expenses	$58,768	$29,088
Deferred revenue	71,785	104,999

Total current liabilities	130,553	134,087
Convertible note payable	100,000	—

Total liabilities	230,553	134,087

Members’ equity
Notes receivable—members	(60,333)	(208,618)
Members’ equity	418,230	458,922

Total members’ equity	357,897	250,304

Total liabilities and members’ equity	$588,450	$384,391

The accompanying notes are an integral part of these statements.

Agentase, LLC

STATEMENTS OF OPERATIONS

For the year ended December 31,

	2004	2003
Contract revenues	$1,746,367	$1,196,531
Product sales	46,975	33,870

	1,793,342	1,230,401

Cost of contract revenues	1,546,306	1,111,899
Cost of product sales	44,852	60,343

	1,591,158	1,172,242

Gross profit	202,184	58,159

General and administrative expenses	268,360	303,433

Loss from operations	(66,176)	(245,274)

Other income	1,825	4,650

Net loss	$(64,351)	$(240,624)

The accompanying notes are an integral part of these statements.

Agentase, LLC

STATEMENT OF CHANGES IN MEMBERS’ EQUITY

For the years ended December 31, 2004 and 2003

	Membership units	Notes receivable members	Members’ equity
Balance at December 31, 2002	112,938	$(396,904)	$686,157
Compensation expense related to issuance of convertible incentive points	—	—	13,389
Payment of notes receivable—members	—	188,286	—
Net loss	—	—	(240,624)

Balance at December 31, 2003	112,938	(208,618)	458,922

Compensation expense for units issued for services performed	216	—	11,597

Compensation expense related to issuance of convertible incentive points	—	—	12,062

Payment of notes receivable—members	—	148,285	—

Net loss	—	—	(64,351)

Balance at December 31, 2004	113,154	$(60,333)	$418,230

The accompanying notes are an integral part of these statements.

Agentase, LLC

STATEMENTS OF CASH FLOWS

For the year ended December 31,

	2004	2003
Cash flows from operating activities
Net loss	$(64,351)	$(240,624)
Adjustment to reconcile net loss to net cash used in operating activities
Depreciation and amortization	33,300	28,246
Compensation expense related to issuance of convertible incentive points and for services performed	23,659	13,389
Change in assets and liabilities
Increase in receivables	(187,532)	(2,198)
Increase in prepaid insurance	(5,192)	—
Increase in accounts payable and accrued	29,680	27,688
(Decrease) increase in deferred revenue	(33,214)	104,999

Net cash used in operating activities	(203,650)	(68,500)

Cash flows from investing activities
Payments for other assets	(34,494)	(45,638)
Payments for property and equipment purchases	(42,613)	(27,548)

Net cash used in investing activities	(77,107)	(73,186)

Cash flows from financing activities
Cash collections on notes receivable—members	148,285	188,286
Proceeds from issuance of convertible note	100,000	—

Net cash provided by financing activities	248,285	188,286

Net (decrease) increase in cash and cash equivalents	(32,472)	46,600
Cash and cash equivalents—beginning of year	172,129	125,529

Cash and cash equivalents—end of year	$139,657	$172,129

The accompanying notes are an integral part of these statements.

Agentase, LLC

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Agentase LLC, is a Pennsylvania Limited Liability Company (the Company) which is focused on the development and implementation of biocatalysts in a diverse range of applications. The Company’s mission is to utilize its expertise in applied enzymology and product development while producing inventive solutions and novel materials that address the needs of customers. Product lines include innovations relevant for anti-chemical warfare/terrorism efforts and pesticide remediation.

1.	Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

2.	Revenue Recognition

Revenue on fixed price and on cost plus reimbursable expense contracts is recognized on the percentage of completion method, utilizing the most appropriate input measure including cost incurred, efforts expended, or hours incurred. Revenue includes the cost incurred and the estimated gross profit earned based on the percentage of completion. Deferred revenues are recorded when all or a portion of the total fee is paid by the customer in advance and is then earned over the term of the contract. Provision for estimated contract losses is recognized in the fiscal year when identified.

Product sales are recognized at the time the products are shipped to customers.

3.	Accounts Receivable

The majority of the Company’s accounts receivable is due from governmental agencies and as a result collateral is not required. Accounts receivable are considered by management to be fully collectible and, accordingly, no allowance for doubtful accounts has been recorded.

4.	Property and equipment

Fixed assets are recorded at cost. Depreciation is provided on an accelerated method over the estimated useful live of the assets. Maintenance and repair costs are charged to expense as incurred. Expenditures that extend the life and increase the productivity of the asset are capitalized.

5.	Intangible Assets

Intangible assets consist of capitalized patent costs. Patent costs are amortized over the projected economic life of the patent (between five and fifteen years) not to exceed the legal time period granted for the patent.

6.	Income Taxes

The Company is a limited liability company and is taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Company. Therefore, no income tax provision is recorded by the Company.

Agentase, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

7.	Stock Based Compensation

The Company’s stock-based employee compensation plans is accounted for under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations.

8.	Concentrations of Risk

The Company maintains deposits at financial institutions which at times exceeds amounts covered by the insurance provided by the U.S. Federal Deposit Insurance Corporation (FDIC). The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk with respect to cash and cash equivalents.

The Company has a concentration of revenue from contracts with Federal governmental agencies representing approximately 97% of revenue for both the years ended December 31, 2004 and 2003. For the year ended December 31, 2004, three contracts represented 56% of total revenue. For the year ended December 31, 2003, three contracts represented 62% of total revenue.

9.	Significant Estimates

The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Specifically, the estimate of costs to complete on contracts in process represents a particularly sensitive accounting estimate. Actual results could differ from those estimates.

10.	Advertising Expenses

The Company expenses advertising costs as incurred. Advertising expense for the years ended December 31, 2004 and 2003 amounted to approximately $6,507 and $-0-, respectively.

NOTE B—PROPERTY AND EQUIPMENT

Fixed assets consist of the following major classifications, which are depreciated over the estimated useful lives as set forth below:

	Estimated useful life	2004	2003
Office equipment	5-7 years	$25,082	$22,378
Laboratory equipment	5-7 years	201,837	161,928

		226,919	184,306
Less accumulated depreciation		(136,696)	(110,329)

		$90,223	$73,977

Depreciation expense amounted to $26,367 and $24,952 for 2004 and 2003, respectively.

Agentase, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE C—INTANGIBLE ASSETS

Intangible assets consist of the following:

	2004	2003
Patents	$80,131	$45,637
Less accumulated amortization	(10,227)	(3,294)

	$69,904	$42,343

Amortization expense amounted to $6,963 and $3,294 for 2004 and 2003, respectively. Estimated amortization expense for the next five years is $9,260, $9,260, $9,260, $5,967 and 5,967, respectively.

NOTE D—CONVERTIBLE NOTE PAYABLE

On April 12, 2004, the Company entered into a convertible loan agreement with a local development corporation in the amount of $100,000. The loan accrues interest at a fixed rate of eight percent (8%) and requires a balloon payment of principal and accrued interest at its maturity on April 12, 2009. The loan is collateralized by all of the assets of the Company. The debt is convertible upon a change in control or qualified financing as defined in the agreement. Additionally, the lender has the option to convert the loan after the two year anniversary of the agreement. The conversion price of the security is contingent upon the nature of the change in control/qualified financing or a future valuation for the discretionary conversion. Subsequent to year end, the loan was converted into 1,974 membership units upon the sale of the Company to ICx Technologies, Inc.

NOTE E—LINE OF CREDIT

The Company has a $50,000 unsecured line of credit with a financial institution. The line is due on demand and bears interest at the institution’s prime rate. The Company had no outstanding balance at December 31, 2004 and 2003. Subsequent to the balance sheet date, the line of credit was increased to $100,000 and extended through June 28, 2006.

NOTE F—NOTES RECEIVABLE—MEMBERS

The notes receivable—members represent the amounts due from certain members for the purchase of their membership interest. The notes do not bear interest and are due in equal monthly payments with final payment due during the year ending December 31, 2005.

NOTE G—STOCK BASED COMPENSATION

The Company grants convertible incentive point awards to employees. These instruments are convertible into membership units of the Company upon the occurrence of a change in control or qualified public offering. These instruments vest at varying terms ranging from the grant date or vesting commencement date, if different, up to four years. At December 31, 2004 and 2003, 8,256 incentive points had been cumulatively awarded and outstanding for both years. Vested incentive points were 5,003 and 3,195 at December 31, 2004 and 2003, respectively.

NOTE H—LEASE EXPENSE

The Company leased office space from a member. The lease expired on March 31, 2005. Rental expense amounted to $120,000 and $130,000 for the year ended December 31, 2004 and 2003, respectively. Subsequent to year end, the Company moved facilities and entered into a lease with non-related party.

Agentase, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

The following is a summary, by year, of the minimum future rentals for noncancelable operating leases as adjusted for the subsequent lease agreement.

2005	$124,971
2006	143,538
2007	147,841
2008	152,276
2009	156,843
Thereafter	93,072

$818,541

NOTE I—RETIREMENT—IRA CONTRIBUTIONS

During 2004 and 2003, the Company made contributions in the amount of $23,194 and $19,732 to employees’ IRA accounts, respectively. The Company contributions are based upon a three percent (3%) match of the employee’s salary not to exceed the employee’s contribution.

NOTE J—GOVERNMENT AGENCIES CONTRACT REVENUES

The following is a summary of government agencies contract revenues earned for the year ended December 31, 2004 and 2003:

	2004	2003
Department of Defense
Contract #DAAD19-01-C-0043	$—	$124,475
Contract #DAAD19-02-C-0010	139,343	397,853
Contract #M67854-03-C-5002	11,665	64,793
Contract #DAAD19-03-C-0080	—	74,891
Contract #W911SR-04-C-0001	444,245	15,444
Contract #W911NF-04-C-0118	174,644	—
Contract #W911NF-04-C-0058	44,096	—
Contract #W911NF-05-C-004	11,743	—

Department of Health and Human Services
Contract #5-R44-GM61460-03	—	236,821
Contract #R43-FD001605-01	38,916	56,659
Contract #PHS-2002-SBIR	—	97,182
Contract #2-R44-GM61460-02	308,279	—
Contract #R44FD001605-02	147,134	—
Contract #R43ES012763-01Al	62,195	—

National Science Foundation
Contract #DMI-0422090	111,542	—
Contract #DMI-0321504	252,565	28,423
Contract #DMI-0319086	—	99,990

Total government agencies contract revenues	$1,746,367	$1,196,531

Agentase, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE K—COMMITMENTS AND CONTINGENCIES

1.	Contingencies

The Company has the normal obligation for the completion of its contracts in accordance with the appropriate standards of the industry and may be provided in contractual agreements.

2.	License and Royalty Agreement

In May 2003, the Company entered into an agreement with the University of Pittsburgh to further develop, produce, manufacture, market and sell products or services that will use Inter alia, which are technologies that the University has the patent rights. In consideration of the rights, privileges and license granted, the Company shall pay royalties and other monetary consideration.

In 2003, the Company paid an initial license fee, nonrefundable and noncreditable against royalties of $20,000. In addition, the Company shall pay royalties in an amount equal to two and one-half percent (2.5%) of net sales of the Licensed Technology per calendar quarter; and minimum royalty in the amount of $15,000 for the calendar year ending December 31, 2003 and $20,000 for the year ending December 31, 2004 and for each calendar year thereafter, if such minimum royalty is greater than the aggregate annual royalty computed.

3.	Consulting Agreement

On October 1, 2004, the Company entered into an agreement with a consultant who was engaged to assist the Company with certain business planning and other related services. Under the terms of the agreement, the consultant was paid $3,000 a month. In addition to cash payments, the consultant received 108 membership units per month. The term of the agreement was for a period of one year and ended on September 30, 2005. For the year ended December 31, 2004, the Company issued 216 membership units and recorded compensation expense amounting to $11,597.

NOTE L—MEMBERS EQUITY OPERATING AGREEMENT

The amended and restated operating agreement provides for the management of the Company by a board of directors, elected by the members. The agreement also provides that no members shall have a priority as the return of capital or distributions except as otherwise provided in the agreement. The allocations of profits and losses are in proportion to a members’ respective interest except to comply with the requirements of the Internal Revenue Code. The agreement provides for the admission of additional members based on attaining the required member approval. Further the agreement also provides for restrictions on the transfer of a members’ interest.

NOTE M—SUBSEQUENT EVENTS

1.	Convertible Promissory Note

On January 14, 2005, the Company entered into a loan agreement with a local Non-profit Corporation in the amount of $100,000 due in one balloon payment on the fifth anniversary of the funding term. The interest rate is fixed at eight percent (8%) and matures on January 14, 2010. The note is secured by all of the assets of the Company. The lender has the right to convert the note upon the issuance of any securities by the Company.

2.	Promissory Note

On November 18, 2005, the Company entered into a loan agreement with a local government in the amount of $100,000. Principal payments commence April 1, 2006 and are in due in eighty three monthly installments of $1,321. The interest rate is fixed at three percent (3%). The note is secured by all of the assets of the Company.

Agentase, LLC

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

3.	License Agreement

In January 2005, the Company entered into an agreement with the Walter Reed Army Institute of Research (the Institute) to further produce and commercialize the traffic light nerve agent sensor which the Institute has the patent rights to. In consideration of producing and commercializing the product, the Company shall pay royalties and other monetary consideration. These payments amount to an initial execution fee of $10,000 and a four percent (4%) royalty of net product sales up to $70,000 in royalty payments, thereafter the Company will pay royalties of two percent (2%) of net sales.

4.	Company Purchase

On August 24, 2005, ICx Technologies, Inc. (ICx) acquired all of the outstanding membership units of the Company and the Company became the wholly-owned subsidiary of ICx. ICx was incorporated by Digital Power Capital (DPC) in 2003 and began operations in 2005. ICx was formed to acquire and integrate companies with leading technologies for sensing, detecting, imaging and projecting power. ICx’s principal markets are civilian and military security. ICx acquired the membership units of the Company using a combination of ICx stock, options and cash. In conjunction with this transaction, all outstanding incentive points were converted into membership units and included in the transaction.

AGENTASE, LLC

Unaudited Financial Statements

Six Months Ended June 30, 2005 and 2004

AGENTASE, LLC

Balance Sheets

As of June 30, 2005 and December 31, 2004

	Unaudited 2005	2004
Assets
Cash & cash equivalents	$113,348	$139,657
Accounts receivable—billed	335,774	223,772
Accounts receivable—unbilled	17,122	59,702
Prepaid expenses	11,099	5,192

Total current assets	477,343	428,323

Property and equipment—net of accumulated depreciation	74,680	90,223
Intangible assets	93,335	69,904

Total assets	$645,358	$588,450

Liabilities
Accounts payable and accrued expenses	$18,593	$58,768
Deferred revenue	(7,295)	71,785

Total current liabilities	11,298	130,553

Convertible note payable	202,494	100,000

Total liabilities	213,792	230,553

Members’ equity
Notes receivable—members	(11,047)	(60,333)
Members’ equity	442,613	418,230

Total members’ equity	431,566	357,897

Total liabilities and members’ equity	$645,358	$588,450

The accompanying notes are an integral part of these financial statements.

AGENTASE, LLC

Unaudited Statements of Operations

For the Six Months Ended June 30, 2005 and 2004

	2005	2004
Contract revenues	$1,065,454	$627,157
Product sales	2,365	13,885

Total Revenues	1,067,819	641,042

Cost of contract revenues	732,610	484,955
Cost of product sales	4,649	18,938

Total Cost of Revenues	737,259	503,893

Gross Profit	330,560	137,149

General and administrative expenses	344,495	280,410

Operating Loss	(13,935)	(143,261)

Other income	3,528	—

Net Loss	$(10,407)	$(143,261)

The accompanying notes are an integral part of these financial statements.

AGENTASE, LLC

Unaudited Statements of Cash Flows

For the Six Months Ended June 30, 2005 and 2004

	2005	2004
Cash flows from operating activities
Net loss	$(10,407)	$(143,261)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	21,886	16,650
Compensation expense related to issuance of convertible incentive points and for services performed	34,790	2,586
Changes in assets and liabilities:
Decrease (increase) in receivables	(69,422)	42,420
Increase in prepaid insurance	(5,907)	—
Decrease in accounts payable and accrued	(40,175)	(27,690)
Decrease in deferred revenue	(79,080)	(22,833)

Net cash used in operating activities	(148,315)	(132,128)

Cash flows from investing activities
Payments for other assets	(27,742)	(19,997)
Payments for property and equipment purchases	(2,032)	(34,155)

Net cash used in investing activities	(29,774)	(54,152)

Cash flows from financing activities
Cash collections on notes receivable—members	49,286	89,143
Proceeds from issuance of convertible note	102,494	100,000

Net cash provided by financing activities	151,780	189,143

Net (decrease) increase in cash and cash equivalents	(26,309)	2,863
Cash and cash equivalents—beginning of period	139,657	172,129

Cash and cash equivalents—end of period	$113,348	$174,992

The accompanying notes are an integral part of these financial statements.

AGENTASE, LLC

Unaudited Notes to Financial Statements

For the Six Months Ended June 30, 2005 and 2004

NOTE A—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Agentase LLC, is a Pennsylvania Limited Liability Company (the Company) which is focused on the development and implementation of biocatalysts in a diverse range of applications. The Company’s mission is to utilize its expertise in applied enzymology and product development while producing inventive solutions and novel materials that address the needs of customers. Product lines include innovations relevant for anti-chemical warfare/terrorism efforts and pesticide remediation.

1. Basis of Presentation

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004. In the opinion of management, the statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the six months ended June 30, 2005, are not necessarily indicative of the results that may be expected for any subsequent quarter or for the year ending December 31, 2005.

2. Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

3. Revenue Recognition

Revenue on fixed price and on cost plus reimbursable expense contracts is recognized on the percentage of completion method, utilizing the most appropriate input measure including cost incurred, efforts expended, or hours incurred. Revenue includes the cost incurred and the estimated gross profit earned based on the percentage of completion. Deferred revenues are recorded when all or a portion of the total fee is paid by the customer in advance and is then earned over the term of the contract. Provision for estimated contract losses is recognized in the fiscal year when identified.

Product sales are recognized at the time the products are shipped to customers.

4. Income Taxes

The Company is a limited liability company and is taxed as a partnership in which all elements of income and deductions are included in the tax returns of the members of the Company. Therefore, no income tax provision is recorded by the Company.

5. Stock Based Compensation

The Company’s stock-based employee compensation plan is accounted for under the recognition and measurement principles of Accounting Principles Board (APB) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations.

AGENTASE, LLC

Unaudited Notes to Financial Statements—(Continued)

For the Six Months Ended June 30, 2005 and 2004

In December 2004, the FASB issued SFAS 123 (revised 2004), Share-Based Payment (SFAS 123R). SFAS 123R is effective for the first annual period that begins after December 15, 2005. SFAS 123R requires that the costs of employee share-based payments be measured at fair value on the awards’ grant date using an option-pricing model and recognized in the financial statements over the requisite service period. SFAS 123R supersedes APB 25 and its related interpretations, and eliminates the alternative use of APB 25’s intrinsic value method of accounting, which the Company is currently using.

SFAS 123R allows for the prospective application whereby compensation cost for the portion of awards for which the requisite service has not yet been rendered that are outstanding as of the adoption date will be recognized over the remaining service period using the minimum value method. The compensation cost for that portion of awards will be based on the grant-date fair value of those awards as calculated for pro forma disclosures under SFAS 123, as originally issued. All new awards and awards that are modified, repurchased, or cancelled after the adoption date will be accounted for under the provisions of SFAS 123R. The Company is currently evaluating the impact that SFAS 123R will have on its financial position, results of operations and cash flows when the statement is adopted.

6. Significant Estimates

The Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Specifically, the estimate of costs to complete on contracts in process represents a particularly sensitive accounting estimate. Actual results could differ from those estimates.

NOTE B—CONVERTIBLE PROMISSORY NOTES

On January 14, 2005, the Company entered into a loan agreement with a local Non-profit Corporation in the amount of $100,000 due in one balloon payment on the fifth anniversary of the funding term. The interest rate is fixed at eight percent (8%) and matures on January 14, 2010. The note is secured by all of the assets of the Company. The lender has the right to convert the note upon the issuance of any securities by the Company. The loan balance at June 30, 2005, totaled $92,493.

On April 12, 2004, the Company entered into a convertible loan agreement with a local development corporation in the amount of $100,000. The loan accrues interest at a fixed rate of eight percent (8%) and requires a balloon payment of principal and accrued interest at its maturity on April 12, 2009. The loan is collateralized by all of the assets of the Company. The debt is convertible upon a change in control or qualified financing as defined in the agreement. Additionally, the lender has the option to convert the loan after the two year anniversary of the agreement. The conversion price of the security is contingent upon the nature of the change in control/qualified financing or a future valuation for the discretionary conversion. Subsequent to June 30, 2005, the loan was converted into 1,974 membership units upon the sale of the Company to ICx Technologies, Inc. At June 30, 2005, the outstanding principal and interest balance totaled $110,000.

NOTE C—LINE OF CREDIT

The Company has a $50,000 unsecured line of credit with a financial institution. The line is due on demand and bears interest at the institution’s prime rate. The Company had no outstanding balance at June 30, 2005. Subsequent to the balance sheet date, the line of credit was increased to $100,000 and extended through June 28, 2006.

AGENTASE, LLC

Unaudited Notes to Financial Statements—(Continued)

For the Six Months Ended June 30, 2005 and 2004

NOTE D—NOTES RECEIVABLE—MEMBERS

The notes receivable—members represent the amounts due from certain members for the purchase of their membership interests. The notes do not bear interest and are due in equal monthly payments with final payment due during the year ending December 31, 2005.

NOTE E—STOCK BASED COMPENSATION

The Company grants convertible incentive point awards to employees. These instruments are convertible into membership units of the Company upon the occurrence of a change in control or qualified public offering. These instruments vest at varying terms ranging from the grant date or vesting commencement date, if different, up to four years. At June 30, 2005, a total of 9,776 incentive points had been cumulatively awarded and outstanding, respectively. Vested incentive points were 9,016 at June 30, 2005.

NOTE F—LEASE EXPENSE

The Company formerly leased office space from a member. The lease expired on March 31, 2005. Rental expense amounted to $50,000 and $60,000 for the six months ended June 30, 2005 and 2004, respectively. Subsequent to year end, the Company moved facilities and entered into a lease with non-related party.

NOTE G—COMMITMENTS AND CONTINGENCIES

1. Contingencies

The Company has the normal obligation for the completion of its contracts in accordance with the appropriate standards of the industry and may be provided in contractual agreements.

2. License and Royalty Agreement

In May 2003, the Company entered into an agreement with the University of Pittsburgh to further develop, produce, manufacture, market and sell products or services that will use Inter alia, technologies to which the University has the patent rights. In consideration of the rights, privileges and license granted, the Company shall pay royalties and other monetary consideration.

The Company shall pay royalties in an amount equal to two and one-half percent (2.5%) of net sales of the Licensed Technology per calendar quarter; and minimum royalty in the amount of $20,000 for the year ending December 31, 2004 and for each calendar year thereafter, if such minimum royalty is greater than the aggregate annual royalty computed. For the six months ended June 30, 2005 and 2004, the Company paid license fees of $20,000 and $15,000, respectively.

3. License Agreement

In January 2005, the Company entered into an agreement with the Walter Reed Army Institute of Research (the Institute) to further produce and commercialize the traffic light nerve agent sensor which the Institute has the patent rights to. In consideration of producing and commercializing the product, the Company shall pay royalties and other monetary consideration. These payments amount to an initial execution fee of $10,000 and a four percent (4%) royalty of net product sales up to $70,000 in royalty payments, thereafter the Company will pay royalties of two percent (2%) of net sales.

AGENTASE, LLC

Unaudited Notes to Financial Statements—(Continued)

For the Six Months Ended June 30, 2005 and 2004

4. Consulting Agreement

On October 1, 2004, the Company entered into an agreement with a consultant who was engaged to assist the Company with certain business planning and other related services. Under the terms of the agreement, the consultant was paid $3,000 a month. In addition to cash payments, the consultant received 108 membership units per month. The term of the agreement was for a period of one year and ended on September 30, 2005. For the six months ended June 30, 2005, the Company issued 648 membership units and recorded compensation expense amounting to $49,792.

NOTE H—MEMBERS EQUITY OPERATING AGREEMENT

The amended and restated operating agreement provides for the management of the Company by a board of directors, elected by the members. The agreement also provides that no members shall have a priority as the return of capital or distributions except as otherwise provided in the agreement. The allocations of profits and losses are in proportion to a members’ respective interest except to comply with the requirements of the Internal Revenue Code. The agreement provides for the admission of additional members based on attaining the required member approval. Further the agreement also provides for restrictions on the transfer of a members’ interest.

NOTE I—SUBSEQUENT EVENTS

1. Promissory Note

On November 18, 2005, the Company entered into a loan agreement with a local government in the amount of $100,000. Principal payments commence April 1, 2006, and are in due in eighty-three monthly installments of $1,321. The interest rate is fixed at three percent (3%). The note is secured by all of the assets of the Company.

2. Company Purchase

On August 24, 2005, ICx Technologies, Inc. (ICx) acquired all of the outstanding membership units of the Company and the Company became the wholly-owned subsidiary of ICx. ICx was incorporated by Digital Power Capital (DPC) in 2003 and began operations in 2005. ICx was formed to acquire and integrate companies with leading technologies for sensing, detecting, imaging and projecting power. ICx’s principal markets are civilian and military security. ICx acquired the membership units of the Company using a combination of ICx stock, options and cash. In conjunction with this transaction, all outstanding incentive points were converted into membership units and included in the transaction.

THALES LASER DIODES

Audited Financial Statements

Period Ended October 28, 2005 and the Fiscal Year Ended December 31, 2004

Report of Independent Certified Public Accountants

To the Board of Directors

of Thales Laser Diodes:

We have audited the accompanying balance sheets of Thales Laser Diodes (a French Société Anonyme) (the Company) as of October 28, 2005 and December 31, 2004 and the related statements of operations, stockholders’ equity, and cash flows for the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Thales Laser Diodes as of October 28, 2005 and December 31, 2004 and the results of its operations and its cash flows for the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Orlando, Florida

December 31, 2006

Thales Laser Diodes

BALANCE SHEETS

As of October 28, 2005 and December 31, 2004

	Amounts in Euros
	October 28, 2005	December 31, 2004
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	€388,683	€92,746
Accounts receivable, net of allowance for doubtful accounts of €26,250 and €173,374, respectively	926,437	892,954
Accounts receivable from related parties	387,015	382,240
Inventories	957,354	1,677,734
Prepaid expenses and other current assets	266,294	220,827

Total current assets	2,925,783	3,266,501

Property and equipment, net of accumulated depreciation and amortization	1,064,905	1,243,764

Total assets	€3,990,688	€4,510,265

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	€1,223,574	€1,141,918
Accrued expenses	1,520,204	1,676,904
Unearned revenues	178,718	111,338
Note payable to related party	—	8,293,560

Total current liabilities	2,922,496	11,223,720

Commitments and Contingencies (Notes 9 and 10)

STOCKHOLDERS’ EQUITY (DEFICIT):
Common stock €15 par value per share, 6,670 shares authorized, issued, and outstanding	100,050	100,050
Legal capital	112	112
Additional paid-in capital	8,400,000	—
Retained deficit	(7,431,970)	(6,813,617)

Total stockholders’ equity (deficit)	1,068,192	(6,713,455)

Total liabilities and stockholders’ equity (deficit)	€3,990,688	€4,510,265

The accompanying notes are an integral part of these financial statements.

Thales Laser Diodes

STATEMENTS OF OPERATIONS

For the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004

	Amounts in Euros
	2005	2004
Sales, net	€5,964,691	€5,401,309

Operating expenses:
Cost of goods sold	2,003,644	2,871,728
Selling, general, and administrative expenses	4,025,865	5,211,212
Depreciation and amortization	288,193	422,631

Operating loss	(353,011)	(3,104,262)

Other (expense) income:
Other (expense) income	(101,970)	5,720
Interest expense, net	(159,622)	(162,400)

Total other expense, net	(261,592)	(156,680)

Loss before income taxes	(614,603)	(3,260,942)

Income tax expense	3,750	2,986

Net loss	€(618,353)	€(3,263,928)

The accompanying notes are an integral part of these financial statements.

Thales Laser Diodes

STATEMENTS OF STOCKHOLDERS’ (DEFICIT) EQUITY

For the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004

	Common Stock		Additional Paid-in Capital	Legal Capital	Retained Deficit	Total Stockholders’ (Deficit) Equity
	Shares	Amount
Balance at December 31, 2003	6,670	€100,050	€—	€112	€(3,549,689)	€(3,449,527)
Net loss	—	—	—	—	(3,263,928)	(3,263,928)

Balance at December 31, 2004	6,670	100,050	—	112	(6,813,617)	(6,713,455)
Capital contribution	—	—	8,400,000	—	—	8,400,000
Net loss	—	—	—	—	(618,353)	(618,353)

Balance at October 28, 2005	6,670	€100,050	€8,400,000	€112	€(7,431,970)	€1,068,192

The accompanying notes are an integral part of these financial statements.

Thales Laser Diodes

STATEMENTS OF CASH FLOWS

For the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004

	Amounts in Euros
	2005	2004
Cash flows from operating activities:
Net loss	€(618,353)	€(3,263,928)
Adjustments to reconcile net loss to net cash and cash equivalents provided by (used in) operations:
Depreciation and amortization	288,193	422,631
Loss on disposal of equipment	—	27,090
Changes in assets and liabilities:
Accounts receivable	(33,483)	656,352
Accounts receivable from related parties	(4,775)	(118,170)
Inventories	720,380	917,402
Prepaid expenses and other current assets	(45,467)	514,440
Accounts payable	81,656	(699,295)
Accrued expenses	(156,700)	(76,256)
Unearned revenues	67,380	(18,404)

Net cash provided by (used in) operating activities	298,831	(1,638,138)

Cash flows from investing activities:
Purchase of property and equipment	(109,334)	(671,721)

Net cash used by investing activities	(109,334)	(671,721)

Cash flows from financing activities:
(Payments) proceeds on note payable to related party	(8,293,560)	2,270,930
Capital contributions	8,400,000	—

Net cash provided by financing activities	106,440	2,270,930

Increase (decrease) in cash and cash equivalents	295,937	(38,929)
Cash and cash equivalents, beginning of period	92,746	131,675

Cash and cash equivalents, end of period	€388,683	€92,746

Supplemental disclosures of cash flow information:
Cash paid for interest	€159,402	€161,890

Cash paid for income taxes	€3,750	€3,750

Noncash activity: Disposal of fully depreciated property and equipment	€341,001	€—

The accompanying notes are an integral part of these financial statements.

Thales Laser Diodes

NOTES TO FINANCIAL STATEMENTS

October 28, 2005 and December 31, 2004

NOTE 1—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Thales Laser Diodes (“TLD” or the “Company”), a French Société Anonyme, was incorporated on December 18, 1995. TLD designs and manufactures high power direct diode laser components, subsystems, and systems. The Company’s laser systems and components have applications in the industrial, defense, aerospace, and medical markets and are sold world-wide. TLD is a wholly-owned subsidiary of Thales (the “Parent”), a French Société Anonyme.

Functional Currency

The Company’s functional currency is the local currency, which is the Euro. The spot rates as of October 28, 2005 and December 31, 2004, were .8239 and .7331 Euros per US dollar, respectively.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumption that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounts Receivable

The Company’s accounts receivable consist of amounts due from customers. Credit is extended based on an evaluation of a customer’s financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers, net of an allowance for doubtful accounts. Accounts outstanding longer than the contractual payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time accounts receivable are past due, the Company’s previous loss history, the customer’s current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they become uncollectible. The Company does not charge interest on past due receivables.

Changes in the Company’s allowance for doubtful accounts are as follows for the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004:

	2005	2004
Balance, beginning of period	€173,374	€151,316
Bad debt expense	11,323	26,656
Amounts written off	—	(3,171)
Recoveries	(158,447)	(1,427)

Balance, end of period	€26,250	€173,374

Thales Laser Diodes

NOTES TO FINANCIAL STATEMENTS—(Continued)

October 28, 2005 and December 31, 2004

As of October 28, 2005, approximately €134,000 included in accounts receivable were unbilled. All amounts as of December 31, 2004 were billed.

Inventories

Inventories are stated at the lower of cost or market, with cost determined by the first-in first-out method. Most of the Company’s inventory consists of purchased components and parts. Finished goods include all applicable direct costs and purchased products/materials. The Company provides estimated inventory allowances for shrinkage, excess, slow moving, and obsolete inventory, as well as inventory whose carrying value is in excess of net realizable value.

Property and Equipment

Property and equipment are recorded at cost net of accumulated depreciation and amortization. The Company provides depreciation and amortization using straight-line or accelerated methods, whichever method results in a depreciation pattern that more closely approximates its economic value. Depreciation and amortization is provided for as follows:

	Years	Method
Leasehold improvements	10	Straight-line or accelerated
Machinery and equipment	5 to 10	Straight-line or accelerated
Furniture, fixtures, and office equipment	3 to 10	Straight-line

Research and Development Costs

Research and development (“R&D”) costs are charged against income in the year incurred, except for R&D related to government grants, which are capitalized until such time reimbursements are received (see Government Grants note below). For the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004, approximately €479,000 and €497,000, respectively, of R&D costs were incurred. Of these amounts, approximately €59,000 and €50,000, were included in inventory as of October 28, 2005 and December 31, 2004, respectively.

Revenue Recognition

The Company recognizes revenue upon shipment of product to customers from its warehouse facilities. The Company’s customers take title to the products at the time of shipment and bear the cost of freight. There is no continuing performance obligation by the Company subsequent to shipment of product. Sales to related parties are also recognized upon shipment, as the sales are made in the ordinary course of business. The costs incurred by the Company for shipping and handling totaled approximately €15,000 and €16,000 for the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004, respectively, and are reported as an expense included in selling, general, and administrative expenses in the accompanying statements of operations.

Product Warranties

The Company records a liability for an estimate of costs that it may incur under its basic limited warranty when product revenue is recognized. Factors affecting the Company’s warranty liability include the number of units sold and historical and anticipated rates of claims and costs per claim. The Company periodically assesses the adequacy of its warranty liability based on changes in these factors.

Thales Laser Diodes

NOTES TO FINANCIAL STATEMENTS—(Continued)

October 28, 2005 and December 31, 2004

Government Grants

The Company has entered into subsidy agreements with the European Commission for various R&D projects. Under these agreements, the Company performs specified R&D and incurs the related expenses. Under terms of the agreements, the Company is eligible for specified refunds for permitted expenditures. One such project was completed in 2004, and as of October 28, 2005, only one project was in progress. Amounts reimbursed under these agreements are recognized in the statement of operations as reductions of the related expenses, and are included in selling, general, and administrative expenses. Reimbursements totaled €134,228 and €303,754 for the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004, respectively. As of October 28, 2005 and December 31, 2004, €178,718 and €111,338, respectively, was deferred and is included on the accompanying balance sheets.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, in accordance with French tax law. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled, using the separate return method. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that included the enactment date. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Recently Issued Accounting Pronouncements

In November 2004, the FASB issued SFAS No. 151, Inventory Costs—an amendment of ARB No. 43, Chapter 4 (“SFAS 151”). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, “Inventory Pricing,” to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). The statement is effective for fiscal years beginning after June 15, 2005. The Company has not yet determined the impact of SFAS 151 on its financial position or results of operations.

In May 2005, the FASB issued Statement of Financial Accounting Standards No. 154, Accounting Changes and Error Corrections—a replacement of APB Opinion No. 20 and FASB Statement No. 3 (“SFAS 154”). SFAS 154 changes the requirements for the accounting for and reporting of a change in accounting principle. SFAS 154 applies to all voluntary changes in accounting principles, and applies to changes required by an accounting pronouncement in the unusual instance that the pronouncement does not include specific transition provisions. SFAS 154 requires retrospective application to prior period financial statements for a change in accounting principle. Previously, a change in accounting principle was recognized by including the change in net income in the period of the change. SFAS 154 is effective for fiscal years beginning after December 15, 2005. The Company does not believe that SFAS 154 will have a material impact on its financial position or results of operation.

Thales Laser Diodes

NOTES TO FINANCIAL STATEMENTS—(Continued)

October 28, 2005 and December 31, 2004

NOTE 2—INVENTORIES

Inventories consist of the following as of October 28, 2005 and December 31, 2004:

	2005	2004
Raw materials	€265,197	€515,748
Work in process	642,453	1,045,437
finished goods	49,704	116,549

	€957,354	€1,677,734

NOTE 3—PROPERTY AND EQUIPMENT

Property and equipment consists of the following as of October 28, 2005 and December 31, 2004:

	2005	2004
Leasehold improvements	€189,535	€374,544
Machinery and equipment	2,360,694	2,406,136
Furniture, fixtures, and office equipment	80,229	68,518

	2,630,458	2,849,198
Less: accumulated depreciation and amortization	(1,565,553)	(1,605,434)

	€1,064,905	€1,243,764

Depreciation and amortization expense of €288,193 and €422,631 was recognized during the period from January 1, 2005 through October 28, 2005 and the for the year ended December 31, 2004, respectively.

Leasehold improvements are amortized over the shorter of their estimated useful life or the term of the respective lease. Maintenance and repairs are charged to operations. Renewals and betterments are capitalized.

NOTE 4—ACCRUED LIABILITIES

Accrued liabilities consist of the following as of October 28, 2005 and December 31, 2004:

	2005	2004
Accrued payroll	€373,947	€355,675
Accrued benefits and pension	868,205	966,464
Warranty reserve	149,619	210,053
Other	128,433	144,712

	€1,520,204	€1,676,904

The changes in the Company’s product warranty liability are as follows for the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004:

	2005	2004
Warranty reserve, beginning of period	€210,053	€115,904
Expense for new warranties issued	82,054	192,392
Warranty claims	(142,488)	(98,243)

Warranty reserve, end of period	€149,619	€210,053

Thales Laser Diodes

NOTES TO FINANCIAL STATEMENTS—(Continued)

October 28, 2005 and December 31, 2004

NOTE 5—SIGNIFICANT CUSTOMERS AND SUPPLIERS

For the period from January 1, 2005 through October 28, 2005, the Company recorded sales to three significant customers, which represented approximately 45 percent, 23 percent, and 10 percent of revenues. One of these significant customers was the Parent. The 45 percent of sales were made among six of the Parent’s subsidiaries, one of which individually accounted for approximately 35% of revenues.

As of October 28, 2005, the Company had receivables due from two significant customers, which represented approximately 37 percent and 10 percent of total accounts receivable. In addition, as of October 28, 2005, the amount recorded on the accompanying balance sheet as accounts receivable from related parties is all due from subsidiaries of the Parent and amounted in the aggregate to approximately 30 percent of accounts receivable, of which one of the Parent’s subsidiary accounted for approximately 12 percent of the total.

For the period from January 1, 2005 through October 28, 2005, approximately 25 percent and 14 percent of total Company purchases were from two major suppliers. A combination of the Parent’s subsidiaries accounted for the 25 percent of purchases, the largest of which accounted for approximately 8 percent.

For the year ended December 31, 2004, the Company recorded sales to two significant customers, which represented approximately 47 percent and 13 percent of revenues. The 47 percent of sales were made among four of the Parent’s subsidiaries, one of which individually accounted for approximately 37 percent of revenues.

As of December 31, 2004, the Company had two significant customers, which represented approximately 27 percent and 10 percent of total accounts receivable. In addition, as of December 31, 2004, the amount recorded on the accompanying balance sheet as accounts receivable from related parties is all due from subsidiaries of the Parent and amounted in the aggregate to approximately 25 percent of accounts receivable, of which one of the Parent’s subsidiary accounted for approximately 19 percent of the total.

For the year ended December 31, 2004, approximately 23 percent of total Company purchases were from several of the Parent’s subsidiaries, two of which individually accounted for approximately 5 percent each.

NOTE 6—LINE OF CREDIT WITH RELATED PARTY

Effective January 1, 2001, the Company entered into a Treasury Agreement (the “Agreement”) for centralized cash management with the Parent. In connection with the Agreement, the Parent provides a line of credit to the Company. The Agreement does not specify a maximum availability but instead provides funds as necessary for the Company to operate. The Agreement had an initial term of one year and automatically renews for successive 12-month terms, unless either party provides written cancellation notice at least three months prior to the expiration of the current term. Under the Agreement, the Company is charged the EONIA rate plus or minus 0.25 percent.

On October 28, 2005, the Company paid off the line of credit and terminated the Agreement in anticipation of the Nuvonyx purchase (see Note 11).

NOTE 7—HEDGING

In connection with the Agreement (see Note 6), the Company buys and sells foreign currencies with the Parent, to the extent that sales or purchases of the Company are denominated in a foreign currency.

The Company is subject to foreign exchange risk on product sales and inventory purchases denominated in US dollars and Japanese yen. It attempts to minimize the variability caused by fluctuations in the Euro/US dollar

Thales Laser Diodes

NOTES TO FINANCIAL STATEMENTS—(Continued)

October 28, 2005 and December 31, 2004

and Euro/Japanese yen exchange rates by buying and selling these currencies to the Parent, which uses foreign currency forward contracts. The Parent and the Company have agreed-upon rates for the purchase and sale of foreign currencies.

The Parent’s treasury group regularly monitors foreign currency risk and the Company’s use of derivative instruments. The Company does not use derivative instruments for purposes other than hedging.

Other (expense) income in the statement of operations includes approximately $16,000 of net gains for the period from January 1, 2005 through October 28, 2005, and approximately $75,000 of net losses for the year ended December 31, 2004, that represents losses related to the Company’s hedges. The Company’s forward contracts did not qualify as cash flow hedges.

As of October 28, 2005, the Company had open contracts to sell currencies to the Parent with a contract amount of approximately 3,450,000 US dollars and 131,031,000 Japanese Yen, and available amounts under those contracts of approximately 737,000 US dollars and 30,223,000 Japanese Yen, respectively.

As of December 31, 2004, the Company had open contracts to sell currencies to the Parent with a contract amount of approximately 6,450,000 US dollars and 131,031,000 Japanese Yen, and available amounts under those contracts of approximately 2,837,000 US dollars and 68,201,000 Japanese Yen, respectively. In addition, as of December 31, 2004, the Company had open contracts to buy currencies from the Parent with a contract amount of approximately 1,000,000 US dollars and 42,000,000 Japanese Yen, and available amounts under those contracts of approximately 168,000 US dollars and 6,251,000 Japanese Yen, respectively.

NOTE 8—INCOME TAXES

The income tax provision for the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004 consist of the following:

	2005	2004
Current income tax expense:	€3,750	€2,986
Deferred income tax expense:	—	—

Total	€3,750	€2,986

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at October 28, 2005 and December 31, 2004 are presented below:

	2005	2004
Deferred tax assets—current:
Accrued pension and retirement	€523,243	€558,909
Warranty reserve	149,619	210,053

	672,862	768,962
Less valuation allowance	(672,862)	(768,962)

Net deferred tax assets—current	—	—

Deferred tax assets—non-current:
Loss carryforward	251,043	—

Less valuation allowance	(251,043)	—

Net deferred tax assets—non-current	—	—

Net deferred tax assets	€—	€—

Thales Laser Diodes

NOTES TO FINANCIAL STATEMENTS—(Continued)

October 28, 2005 and December 31, 2004

The Company’s effective tax rate for the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004 differs from the French statutory federal income tax rate of approximately 35 percent primarily as a result of losses during each of those periods. Under French tax law, entities that incur losses are required to pay a minimum amount of income tax.

Under the tax sharing agreement with the Parent, net operating loss carryforwards belong to the Parent. However, under French tax law, in a year of acquisition, the tax sharing agreement is terminated effective the beginning of the tax year. Consequently, the operating losses for the period from January 1, 2005 through October 28, 2005 belong to the Company. In accordance with French tax law, the operating loss carry-forwards do not expire.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will be realized. Management considers whether any portion of the operating loss can be carried back, reversing temporary differences, tax planning strategies, and the projected future taxable income in making this assessment. Based on the Company’s assessment, management has determined that it is more likely than not that the benefit associated with its deferred tax assets will not be realized, and has therefore recorded a full valuation allowance as of October 28, 2005.

NOTE 9—BENEFIT PLANS AND OTHER AWARDS

Pension Plan

The Company maintains an unfunded pension plan (the Pension Plan) which covers substantially all of its employees. The benefits paid under the Pension Plan are based on employees’ years of service and compensation levels at the time of retirement. The Pension Plan is administered in accordance with French law. The information disclosed below is based on measurement dates of December 31, 2005 and 2004, respectively. Amounts reported as of October 28, 2005 and for the period from January 1, 2005 through October 28, 2005, were estimated using the December 31, 2005 amounts, less two months of accruals.

The components of net pension cost were as follows for the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004:

	2005	2004
Service cost	€12,711	€23,102
Interest cost	10,605	18,810
Amortization of actuarial losses	8,378	(5,643)

	€31,694	€36,269

The projected benefit obligation as of October 28, 2005 and December 31, 2004 is €334,689 and €302,995, respectively, and is included in accrued expenses on the accompanying balance sheets. The accumulated benefit obligation as of October 28, 2005 and December 31, 2004 is €247,461 and €222,668, respectively.

The Pension Plan has no unrecognized amounts as of October 28, 2005 and December 31, 2004, as such, no amounts are reflected in accumulated other comprehensive loss on the accompanying statements of stockholders’ equity.

Thales Laser Diodes

NOTES TO FINANCIAL STATEMENTS—(Continued)

October 28, 2005 and December 31, 2004

The following assumptions were used to determine projected benefit obligations as of October 28, 2005 and December 31, 2004:

Weighted-average assumptions	2005	2004
Discount rate	4.00%	4.20%
Rate of compensation increase	3.00%	3.00%

The following assumptions were used to measure net periodic pension cost for the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004:

Weighted-average assumptions	2005	2004
Discount rate	4.00%	4.20%
Expected long term return on plan assets	n/a	n/a
Rate of compensation increase	3.00%	3.00%

The Company does not expect to make cash contributions to the Pension Plan during fiscal year 2006.

The following benefit payments, which reflect future service, are expected to be paid related to the Pension Plan:

Fiscal year	Amount
2006	€—
2007	—
2008	13,568
2009	70,568
2010	15,718
2011-2015	202,148

Total	€302,002

Long Term Service Awards

In accordance with French law, the Company provides a benefit for long-term tenure with the Company and for length of service in the workforce, referred to as “médailles du travail” (the “Service Medal”). The benefit is paid during employment for those employees with at least 17 years of service and who have been in the workforce for a minimum of 20 years. Additional benefits are paid for those employees who are in the workforce a total of 30, 35, and 40 years, and varies for those employees with at least 17 years of service with the current employer, and those with at least 25 years of service with the current employer. The information disclosed below is based on a measurement date of December 31, 2005 as of October 28, 2005 and for the period from January 1, 2005 through October 28, 2005, and a measurement date of November 30, 2005, as of and for the year ended December 31, 2004.

The components of net periodic cost for the Service Medal were as follows for the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004:

	2005	2004
Service cost	€4,545	€5,106
Interest cost	3,448	4,354
Amortization of actuarial losses	1,843	9,504

	€9,836	€18,964

Thales Laser Diodes

NOTES TO FINANCIAL STATEMENTS—(Continued)

October 28, 2005 and December 31, 2004

The projected benefit obligation as of October 28, 2005 and December 31, 2004 is €105,940 and €100,837, respectively, and is included in accrued expenses on the accompanying balance sheets. The accumulated benefit obligation as of October 28, 2005 and December 31, 2004 is €85,300 and €80,192, respectively.

The Service Medal has no unrecognized amounts as of October 28, 2005 and December 31, 2004, as such, no amounts are reflected in accumulated other comprehensive loss on the accompanying statements of stockholders’ equity.

The following assumptions were used to determine projected benefit obligations as of October 28, 2005 and December 31, 2004:

Weighted-average assumptions	2005	2004
Discount rate	4.00%	4.20%
Rate of compensation increase	3.00%	3.00%

The following assumptions were used to measure net periodic cost for the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004:

Weighted-average assumptions	2005	2004
Discount rate	4.00%	4.20%
Expected long term return on plan assets	n/a	n/a
Rate of compensation increase	3.00%	3.00%

The Service Medal is unfunded and as such, the Company does not expect to make cash contributions related to this benefit during fiscal year 2006.

The following benefit payments, which reflect future service, are expected to be paid related to Service Medal:

Fiscal year	Amount
2006	€4,674
2007	9,663
2008	15,034
2009	16,670
2010	2,620
2011-2015	61,192

Total	€109,853

Early Retirement

During 2003 and 2004, certain employees elected early retirement. As part of this election, the Company agreed to pay certain severance payments to these employees, payable in monthly installments. Payments will continue until these individuals reach 65. The Company has provided a liability for these severance payments.

Thales Laser Diodes

NOTES TO FINANCIAL STATEMENTS—(Continued)

October 28, 2005 and December 31, 2004

For the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004, changes in the early retirement liability were as follows:

	2005	2004
Early retirement liability, beginning of period	€255,914	€339,222
Payments	(67,360)	(83,308)

Early retirement liability, end of period	€188,554	€255,914

NOTE 10—COMMITMENTS AND CONTINGENCIES

The Company leases its office headquarters, production and distribution facilities under an operating lease with the Parent, which expires in 2011. Subsequent to year end, this lease was amended due to the acquisition (see Note 11) to expire in September 2006. Future minimum rental payments associated with this operating lease obligation is indicated below as of October 28, 2005:

Year Ending December 31:
2006	€103,040
2007	103,040
2008	103,040
2009	103,040
2010	103,040
Thereafter	98,747

€613,947

The Company also leases a vehicle under an operating lease with an unrelated third party, which expires in 2008. Future minimum rental payments associated with this operating lease obligation is indicated below:

Year Ending December 31:
2006	€6,000
2007	6,000
2008	3,500

€15,500

Total lease and rental expense during the period from January 1, 2005 through October 28, 2005 and for the year ended December 31, 2004 amounted to approximately €92,000 and €112,000, respectively, and are included in the selling, general and administrative expenses in the accompanying statements of operations. Of this amount, approximately €86,000 and €103,000, respectively, was paid to the Parent in connection with the office lease.

On October 28, 2005, the Company entered into a purchase commitment with a supplier to purchase a certain number of raw materials for its production. The total amount of the purchase commitments totals approximately €302,000 and expires on March 31, 2006. Half of the orders must be placed by December 31, 2005, with the remaining half to be ordered no later than January 31, 2006. The Company met the requirements of the purchase commitments subsequent to October 28, 2005.

Thales Laser Diodes

NOTES TO FINANCIAL STATEMENTS—(Continued)

October 28, 2005 and December 31, 2004

NOTE 11—SUBSEQUENT EVENT

On October 28, 2005, ICx Technologies, Inc. (ICx) acquired all of the outstanding common stock of the Company and the Company became the wholly-owned subsidiary of ICx. ICx was incorporated by Digital Power Capital (DPC) in 2003 and began operations in 2005. ICx was formed to acquire and integrate companies with leading technologies for sensing, detecting, imaging and projecting power. ICx’s principal markets are civilian and military security. ICx acquired the common stock of the Company using a combination of ICx stock and cash. The Company expects to continue its business operations with the same management and employee team as it had prior to the ICx acquisition and gain strength through access to additional financial and market resources and synergistic relationships with its sister companies.

DPC is a private equity fund based in Greenwich, CT. DPC is wholly funded by investment funds affiliated with Wexford Capital LLC (Wexford) which is an SEC registered investment advisor also based in Greenwich, CT. ICx’s executive management is primarily drawn from the partners in DPC, and affiliates of Wexford through DPC are expected to have majority ownership of ICx and infuse significant cash to ICx for acquisition costs and working capital purposes.

GRIFFIN ANALYTICAL TECHNOLOGIES, INC.

Audited Financial Statements

Fiscal Years Ended December 31, 2004 and 2003

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

Board of Directors

Griffin Analytical Technologies, Inc.

We have audited the accompanying balance sheets of Griffin Analytical Technologies, Inc. (the “Company”) as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ equity and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Griffin Analytical Technologies, Inc. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Chicago, Illinois

March 17, 2006

175 W. Jackson Boulevard

20th Floor

Chicago, IL 60604

T	312.856.0200
F	312.565.4719
W	www.grantthornton.com

Grant Thornton LLP

US member of Grant Thornton International

Griffin Analytical Technologies, Inc.

BALANCE SHEETS

December 31,

	2004	2003
ASSETS

CURRENT ASSETS
Cash and cash equivalents	$671,788	$913,472
Restricted cash	238,782	—
Trade accounts receivable	155,092	98,314
Unbilled receivables	25,471	37,907
Inventories	165,328	33,809
Prepaid expenses	10,426	4,906

Total current assets	1,266,887	1,088,408

PROPERTY AND EQUIPMENT
Office and administrative equipment	81,722	59,392
Lab and research equipment	95,540	49,583

Total property and equipment	177,262	108,975
Less accumulated depreciation	47,393	20,801

Property and equipment, net	129,869	88,174

OTHER ASSETS
Technology licenses and patents—net of accumulated amortization of $3,116 in 2004 and $2,247 in 2003	148,620	40,272
Developmental prototypes—net of accumulated amortization of $36,338 in 2004 and $20,899 in 2003	48,905	48,718

Total other assets	197,525	88,990

TOTAL ASSETS	$1,594,281	$1,265,572

Griffin Analytical Technologies, Inc.

BALANCE SHEETS—(Continued)

December 31,

	2004	2003
LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Trade accounts payable	$44,466	$20,903
Participation in government grant	208,542	—
Deferred revenue	135,442	46,394
Accrued expenses	2,244	4,834

Total current liabilities	390,694	72,131

STOCKHOLDERS’ EQUITY
Preferred stock, voting, no par value; authorized 10,000,000 shares; issued and outstanding 50,376 shares in 2004 and 45,886 shares in 2003; liquidation preference through October 1, 2005, totaling $3,285,620 (150% of stated value)	2,190,413	1,990,338
Development program participant agreements	324,100	187,348
Common stock, voting, no par value; authorized 10,000,000 shares; issued and outstanding 104,713 shares in 2004 and 2003	3,300	3,300
Additional paid-in capital	211,131	—
Accumulated deficit	(1,525,357)	(987,545)

Total stockholders’ equity	1,203,587	1,193,441

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY	$1,594,281	$1,265,572

The accompanying notes are an integral part of these statements.

Griffin Analytical Technologies, Inc.

STATEMENTS OF OPERATIONS

Years ended December 31,

	2004	2003

Total revenues	$1,947,943	$805,429

Cost of goods sold	1,242,435	500,320

Gross profit	705,508	305,109

Operating expenses
Financial and administrative	535,617	488,405
Bid and proposal	63,960	41,725
Internally funded research and development	348,054	299,702
Stock-based compensation expense	211,131	—
Other administrative	90,284	31,977

Total operating expenses	1,249,046	861,809

Operating loss	(543,538)	(556,700)

Non-operating income (expense)
Interest income	5,789	2,015
Interest expense	(63)	(60,988)

Total non-operating income (expense)	5,726	(58,973)

NET LOSS	$(537,812)	$(615,673)

The accompanying notes are an integral part of these statements.

Griffin Analytical Technologies, Inc.

STATEMENT OF STOCKHOLDERS’ EQUITY

Two years ended December 31, 2004

	Common stock	Preferred stock Series A	Development program participation agreements	Additional paid-in capital	Accumulated deficit	Total
Balance at December 31, 2002	$3,300	$—	$—	$—	$(371,872)	$(368,572)
45,886 shares of preferred stock issued	—	1,990,338	—	—	—	1,990,338
Development program participation	—	—	187,348	—	—	187,348
Net loss	—	—	—	—	(615,673)	(615,673)

Balance at December 31, 2003	3,300	1,990,338	187,348	—	(987,545)	1,193,441
4,490 shares of preferred stock issued	—	200,075	—	—	—	200,075
Development program participation	—	—	136,752	—	—	136,752
Stock-based compensation expense	—	—	—	211,131	—	211,131
Net loss	—	—	—	—	(537,812)	(537,812)

Balance at December 31, 2004	$3,300	$2,190,413	$324,100	$211,131	$(1,525,357)	$1,203,587

The accompanying notes are an integral part of these statements.

Griffin Analytical Technologies, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31,

	2004	2003
Cash flows from operating activities
Net loss	$(537,812)	$(615,673)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation and amortization	42,900	33,537
Research funded by development program participation agreements	136,752	187,348
Stock-based compensation expense	211,131	—
Change in assets and liabilities
Restricted cash	(238,782)	—
Trade accounts receivable	(56,778)	(98,314)
Unbilled receivables	12,436	(37,907)
Inventories	(131,519)	(33,809)
Prepaid expenses	(5,520)	(3,156)
Trade accounts payable	23,563	17,329
Participation in government grant	208,542	—
Deferred revenue	89,048	46,394
Accrued expenses	(2,590)	(51,301)

Net cash used in operating activities	(248,629)	(555,552)
Cash flows from investing activities
Purchases of property and equipment	(68,287)	(70,956)
Developmental prototypes	(15,626)	(5,090)
Technology licenses and patents	(109,217)	(29,815)

Net cash used in investing activities	(193,130)	(105,861)
Cash flows from financing activities
Proceeds from debt conversion and issuance of preferred stock, net	200,075	1,332,838

Net cash provided by financing activities	200,075	1,332,838

(Decrease) increase in cash and cash equivalents	(241,684)	671,425
Cash and cash equivalents, beginning of year	913,472	242,047

Cash and cash equivalents, end of year	$671,788	$913,472

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$63	$60,998
SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING TRANSACTION:
Conversion of promissory notes to preferred stock	$—	$765,258

The accompanying notes are an integral part of these statements.

Griffin Analytical Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE A—NATURE OF BUSINESS

Griffin Analytical Technologies, Inc. (the “Company”) was incorporated on February 22, 2001, under the laws of the State of Indiana. The Company is involved in the research and development and eventual manufacturing and distribution of its product, the “Minotaur,” the Miniaturized Mass Spectrometer, along with supportive product options. The Company provides research services and products to the U.S. military, homeland security, foreign governments and academic research institutions worldwide.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of three months or less on their acquisition date to be cash equivalents. Cash equivalents consist primarily of money market funds, and carrying value approximates fair value. The Company has pledged its cash accounts as security against the liability balances on its corporate credit cards, up to a maximum of $15,000.

Restricted Cash

The Company has received a grant from the State of Indiana in which it will perform certain parts of work specified in the grant. The grant contains allocations to several other companies and the Company has assumed responsibility to distribute these funds as directed under the grant. The cash received but not distributed is shown on the accompanying balance sheets as restricted and amounts due to other participants are shown as “Participation in government grant.”

Trade Accounts Receivable

The majority of the Company’s trade accounts receivable are due from government entities, which are carried at original invoice amount less an estimate made for doubtful receivables. This estimate is based on a periodic review of all outstanding amounts by management, considering the customer’s financial condition and credit history, as well as current economic conditions. Receivables are written off when deemed uncollectible and any recoveries are recorded when received. The Company considers all accounts receivable collectible and has no allowance for doubtful accounts at December 31, 2004 and 2003.

Recognition of Revenue

Revenue is generated from grants and contracts with the U.S. military, homeland security, foreign governments and academic research institutions to provide research services and products. Revenue on each grant or contract is recognized in accordance with the terms of the grant or contract, and generally bears a relationship to contract costs. Revenues on cost-reimbursable contracts are directly related to costs incurred. Revenues on fixed-price contracts or grants are recognized on the percentage-of-completion method by relating costs incurred to date to estimated total contract costs. Revenues from products sold to educational or other research institutions are recognized upon delivery and when ultimate collection is reasonably assured.

Griffin Analytical Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

Unbilled receivables represent costs and estimated earnings in excess of amounts billed and deferred revenue represents billings in excess of costs incurred.

Revisions in estimated contract cost due to changes in job performance, job conditions and estimated profitability are recognized in the year in which the circumstances requiring revisions become known.

Contract costs include all direct costs consisting of labor, materials, contract services and other costs related to contract performance. Operating expenses are charged to expense as incurred.

Inventories

Inventories are valued at lower of cost or net realizable value. Cost is determined principally by the simple average method, which approximates first-in, first out. Obsolete and possible excess quantities of inventories are reduced to estimated net realizable values. At December 31, 2004 and 2003, inventories consisted primarily of work in process and spare parts.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily by the straight-line method over the estimated useful lives of 3 to 10 years.

Expenditures for maintenance and repairs are expensed when incurred. Expenditures that result in the enhancement of the value of the assets involved are treated as additions to property and equipment.

Assets purchased for specific government projects remain subject to government claims and are expensed and not included in the property and equipment of the Company.

Other Assets

License technology is stated at cost less accumulated amortization. The asset is being amortized over its estimated useful life of 15 years.

The cost of patents capitalized only pertains to legal expenses incurred in the patent application process and patent filing costs. Research and development costs related to developing the patents are not capitalized, but rather recognized as expense when incurred. The Company makes a timely determination if the patents will still have future viability or will be abandoned. When patents are abandoned or denied approval, the corresponding costs are written off.

These patents shall be amortized over their useful lives to the reporting entity that reflects the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. Amortization of not fully developed patents will commence when the corresponding product is already commercially viable. As of December 31, 2004 and 2003, patents that are not yet fully developed have not yet started amortization.

Developmental prototypes are specific components that have been designated for use in developing and testing new models and features, and are not held for resale. The Company periodically evaluates these components to determine that they are being amortized in accordance with their estimated useful lives.

Griffin Analytical Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

Research and Development

Research and development costs are expensed as incurred. Research and development costs funded by contracts are reported as part of cost of goods sold. Internally funded research and development expenses are reported as operating expenses.

Shipping and Handling

Revenue and costs associated with shipping products to customers are included in revenue and cost of goods sold, respectively.

Stock Option Plan

During 2003, the Company established a stock option plan for key employees, which is more fully described in note G, and began issuing options under this plan in 2004. The Company applies the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, “Accounting for Stock-Based Compensation.” As allowed by SFAS No. 123, the Company has elected to continue to account for its stock-based compensation programs according to the provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees.” Accordingly, compensation expense has been recognized based on the intrinsic value of compensatory options or shares granted under the plans. The Company has adopted the disclosure provisions required by SFAS No. 123.

Had the Company elected to apply the provisions of SFAS No. 123 regarding recognition of compensation expense to the extent of the calculated fair value of stock options granted, reported net loss per share for the years ended December 31, 2004 and 2003, would have been as follows:

	2004	2003
Net loss, as reported	$(537,812)	$(615,673)
Incremental stock-based compensation cost based on fair value	(1,163)	—

Pro forma net loss	$(534,649)	$(615,673)

Under SFAS No. 123, compensation expense representing fair value of the option grant is recognized over the vesting period.

For purposes of the SFAS No. 123 pro forma net loss calculation, the fair value of each option grant is estimated as of the date of grant using the Black-Scholes option pricing model. The weighted-average assumptions used in determining fair value are as follows:

2004
Risk-free interest rate	3.04%
Option life (years)	4.5
Volatility	100%
Dividend rate	—

For the year ended December 31, 2004, the weighted-average fair value of options granted was $44.56 per share.

Griffin Analytical Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

In December 2004, the Financial Accounting Standards Board issued FAS No. 123 (Revised 2004) (“FAS 123(R)”), “Share-Based Payment.” This statement requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. Compensation cost is to be measured based on the estimated fair value of the equity-based compensation awards issued as of the grant date. The related compensation expense will be based on the estimated number of awards expected to vest and will be recognized over the requisite service period (often the vesting period) for each grant. The statement requires the use of assumptions and judgments about future events and some of the inputs to the valuation models will require considerable judgment by management. FAS 123(R) replaces SFAS No. 123 and supersedes APB Opinion No. 25. The provisions of FAS 123(R) are required to be applied by non-public companies as of the first annual reporting period that begins after December 15, 2005. The Company intends to continue applying APB Opinion No. 25 to equity-based compensation awards until the effective date of FAS 123(R). At the effective date of FAS 123(R), the Company expects to use the modified prospective application transition method without restatement of prior interim periods in the year of adoption. This will result in the Company recognizing compensation cost based on the requirements of FAS 123(R) for all equity-based compensation awards issued after December 31, 2005. For all equity-based compensation awards that are unvested as of December 31, 2005, compensation cost will be recognized for the unamortized portion of compensation cost not previously included in the SFAS No. 123 pro forma footnote disclosure.

Income Tax Matters

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

The Company has net operating loss carryforwards of approximately $1,250,000 available to offset future taxable income which begin to expire in 2021. Detail of the deferred tax assets and liabilities based on the statutory Federal and state tax rates, along with the corresponding valuation allowances, are detailed below:

	2004	2003
Current deferred tax assets (liabilities)
Stock-based compensation expense	$82,932	$—
Valuation allowance	(82,932)	—

Current deferred tax asset, net	$—	$—

Long-term deferred tax assets (liabilities)
Depreciation	$(27,905)	$(14,691)
Net operating loss carryforwards	491,682	381,572
Valuation allowance	(463,777)	(366,881)

Long-term deferred tax asset, net	$—	$—

Griffin Analytical Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE C—UNCOMPLETED CONTRACTS

Costs and estimated earnings and billings on uncompleted contracts at December 31 are summarized as follows:

	2004	2003
Costs incurred on uncompleted contracts	$981,053	$309,472
Estimated earnings	316,453	377,799

Earned revenue	1,297,506	687,271
Less billings to date	1,407,477	695,758

Total	$(109,971)	$(8,487)

Classified as follows
Costs and estimated earnings in excess of billings on uncompleted contracts	$25,471	$37,907
Billings in excess of costs and estimated earnings on uncompleted contracts	(135,442)	(46,394)

Total	$(109,971)	$(8,487)

NOTE D—MAJOR CUSTOMERS

The Company has two customers that accounted for 69% of sales in 2004 and 75% of accounts receivable as of December 31, 2004. In 2003, the Company had one customer that accounted for 63% of sales and 50% of total trade accounts receivable as of December 31, 2003.

NOTE E—PREFERRED STOCK

In November 2003, the Company converted dollar-for-dollar all convertible promissory notes into preferred stock, and sold additional shares to both the previous noteholders and other investors. Stockholders of preferred stock are entitled to receive cash dividends at an annual rate of 6%, compounded each October 1. Such dividends are non-cumulative and payable out of funds legally available when declared by the Board of Directors. In the event of liquidation, the preferred stockholders shall be entitled to receive assets available for distribution to stockholders prior to common stockholders. Prior to or on October 1, 2005, the liquidation preference is equal to 150% of original issue price plus all dividends accrued but unpaid. After that date, the liquidation preference is equal to original issue price plus accrued but unpaid dividends. All shares are convertible at the option of the holder into common stock at a predetermined price. Stockholders have preemptive rights to purchase any part of a new issuance of preferred stock at the same terms of the initial issuance

NOTE F—DEVELOPMENT PROGRAM PARTICIPANT AGREEMENTS

The Company had an agreement with an outside party to convert services rendered by the parties in relation to development activities into preferred stock at the earlier of expiration or termination of the contract. The agreement shall not exceed $500,000 at hourly rates set forth in the contract plus reimbursable costs. As of December 31, 2004 and 2003, total costs accumulated under this contract were $250,000 and $167,348, respectively. These amounts are shown on the accompanying balance sheets as shareholders’ equity, although the exact number of shares to be issued is unknown at this time.

There is a similar agreement with another party encompassing similar terms for services convertible into preferred stock. As of December 31, 2004 and 2003, total costs accumulated under these contracts were $74,100 and $20,000 respectively, and these amounts are shown on the accompanying balance sheets as a liability as additional services are continuing to accrue under this contract.

Griffin Analytical Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

Representatives of both of these outside parties are members of the Company’s Board of Directors. Each of the parties currently holds less than 20% of the outstanding preferred shares of the Company.

NOTE G—STOCK OPTION PLAN

The Company established a stock option plan in 2003 and began issuing options under this plan in 2004. Under the Company’s plan, options are granted to certain employees, directors and consultants to purchase common stock, the terms for which are determined by the Company’s Board of Directors. The options granted under this plan vest at a date specific in each grant and have terms ranging from 7 to 10 years from the vesting date.

A summary of the status of the Company’s stock option plan as of December 31, 2004, and the changes during the year ended December 31, 2004, is presented below:

	Number of options	Weighted-average exercise price
Outstanding at January 1, 2004	—	$—
Granted	10,799	1.00
Exercised	—	—
Forfeited	—	—

Outstanding at December 31, 2004	10,799	$1.00

The following table summarizes the terms of all the outstanding stock options at December 31, 2004:

Range of exercise prices	Number authorized	Number outstanding	Weighted-average remaining contractual life	Weighted-average exercise price
$1.00	30,000	10,799	7-9 years	$1.00

Total stock-based compensation expense included in operating expenses related to options during the year was $211,131 and $-0- for the years ended 2004 and 2003, respectively.

NOTE H—COMMITMENTS AND CONTINGENCIES

The Company primarily has cost reimbursement-type contracts with the U.S. Government. Consequently, the Company is reimbursed based upon its direct expenses attributable to the contract plus a percentage based upon indirect expenses. The indirect rates are estimated. Accordingly, if the actual rates as determined by the applicable agency are below the estimated rates, a refund for the difference would be due to the U.S. Government. Conversely, if the actual rates are above the estimated rates, a refund would be due to the Company.

NOTE I—RELATED PARTIES

The Company leases its facility on an annual basis from a stockholder. Rent expense totaled approximately $61,000 for 2004 and $56,000 for 2003.

Griffin Analytical Technologies, Inc.

NOTES TO FINANCIAL STATEMENTS—(Continued)

December 31, 2004 and 2003

NOTE J—SUBSEQUENT EVENT

On November 8, 2005, ICx Technologies, Inc. (“ICx”) acquired all of the outstanding common and preferred stock (collectively, “Capital Stock”) of the Company and the Company became a wholly-owned subsidiary of ICx. ICx was incorporated by Digital Power Capital in 2003 and began operations in 2005. ICx was formed to acquire and integrate companies with leading technologies for sensing, detecting, imaging and projecting power. ICx’s principal markets are civilian and military security. ICx acquired the Capital Stock of the Company using a combination of ICx stock and cash. The Company expects to continue its business operations with the same management and employee team it had prior to the ICx acquisition and gain strength through access to additional financial and market resources and synergistic relationships with its sister companies.

GRIFFIN ANALYTICAL TECHNOLOGIES, INC.

Unaudited Financial Statements

Nine Months Ended September 30, 2005 and 2004

GRIFFIN ANALYTICAL TECHNOLOGIES, INC.

Balance Sheets

As of September 30, 2005 and December 31, 2004

	Unaudited 2005	2004
Assets
Current assets
Cash & cash equivalents	$348,079	$671,788
Restricted cash	210,756	238,782
Trade accounts receivable	358,961	155,092
Unbilled receivables	25,471	25,471
Inventories	200,993	165,328
Prepaid expenses	4,930	10,426

Total current assets	1,149,190	1,266,887

Property and equipment
Office and administrative equipment	99,929	81,722
Lab and research equipment	107,213	95,540

Total property and equipment	207,142	177,262

Less accumulated depreciation	54,513	47,393

Property and equipment, net	152,629	129,869

Other assets
Technology licenses and patents—net of accumulated amortization of $3,769 in 2005 and $3,116 in 2004	256,809	148,620
Developmental prototypes—net of accumulated amortization of $47,108 in 2005 and $36,338 in 2004	97,496	48,905

Total other assets	354,305	197,525

Total assets	$1,656,124	$1,594,281

Liabilities
Current liabilities
Trade accounts payable	$95,194	$44,466
Participation in government grant	237,703	208,542
Deferred revenue	189,883	135,442
Accrued expenses	31,177	2,244

Total current liabilities	553,957	390,694

Stockholders’ equity
Preferred stock, voting, no par value, authorized 10,000,000 shares; issued and outstanding 50,376 shares in 2005 and 2004; liquidation preference through October 1, 2005, totaling $3,285,620 (150% of stated value)	2,190,413	2,190,413
Development program participant agreements	370,044	324,100
Common stock, voting, no par value; authorized 10,000,000 shares; issued and outstanding 104,713 in 2005 and 2004	3,300	3,300
Additional paid-in capital	211,131	211,131
Accumulated deficit	(1,672,721)	(1,525,357)

Total stockholders’ equity	1,102,167	1,203,587

Total liabilities and stockholders’ equity	$1,656,124	$1,594,281

The accompanying notes are an integral part of these financial statements.

GRIFFIN ANALYTICAL TECHNOLOGIES, INC.

Unaudited Income Statements

For the Nine Months Ended September 30, 2005 and 2004

	2005	2004
Total revenues	$1,853,932	$1,209,681

Cost of goods sold	1,245,825	787,684

Gross profit	608,107	421,997

Operating expenses
Financial and administrative	493,312	393,547
Bid and proposal	75,436	55,673
Internally funded research and development	117,579	294,341
Other administrative	72,724	61,916

Total operating expenses	759,051	805,477

Operating loss	(150,944)	(383,480)

Non-operating income (expense)
Interest income	3,582	4,393
Interest expense	(2)	(63)

Total non-operating income	3,580	4,330

Net Loss	$(147,364)	$(379,150)

The accompanying notes are an integral part of these financial statements.

GRIFFIN ANALYTICAL TECHNOLOGIES, INC.

Unaudited Statements of Cash Flows

For the Nine Months Ended September 30, 2005 and 2004

	2005	2004
Cash flows from operating activities
Net loss	$(147,364)	$(379,150)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,120	7,120
Research funded by development program participation agreements	45,944	122,652
Changes in operating assets and liabilities:
Restricted cash	28,026	(2,501)
Trade accounts receivable	(203,869)	9,903
Unbilled receivables	—	2,337
Inventories	(35,665)	(118,884)
Prepaid expenses	5,496	(12,470)
Trade accounts payable	50,728	51,662
Participation in government grant	29,161	—
Deferred revenue	54,441	77,120
Accrued expenses	28,933	14,830

Net cash used in operating activities	(137,049)	(227,381)

Cash flows from investing activities
Purchases of property and equipment	(29,880)	(53,820)
Developmental prototypes	(48,591)	(54,518)
Technology licenses and patents	(108,189)	(90,773)

Net cash used in investing activities	(186,660)	(199,111)

Cash flows from financing activities
Proceeds from debt conversion and issuance of preferred stock, net	—	200,074

Net cash provided by financing activities	—	200,074

Net decrease in cash	(323,709)	(226,418)
Cash at beginning of period	671,788	913,472

Cash at end of period	$348,079	$687,054

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the year for interest	$2.00	$63.00

The accompanying notes are an integral part of these financial statements.

GRIFFIN ANALYTICAL TECHNOLOGIES, INC.

Unaudited Notes to Financial Statements

For the Nine Months Ended September 30, 2005 and 2004

NOTE A—NATURE OF BUSINESS

Griffin Analytical Technologies, Inc. (the “Company”) was incorporated on February 22, 2001, under the laws of the State of Indiana. The Company is involved in the research and development and eventual manufacturing and distribution of its product, the “Minotaur,” the Miniaturized Mass Spectrometer, along with supportive product options. The Company provides research services and products to the U.S. military, homeland security, foreign governments and academic research institutions worldwide.

NOTE B—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004. In the opinion of management, these statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2005, are not necessarily indicative of the results that may be expected for any subsequent quarter or for the year ending December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Restricted Cash

The Company has received a grant from the State of Indiana in which it will perform certain parts of work specified in the grant. The grant contains allocations to several other companies and the Company has assumed responsibility to distribute these funds as directed under the grant. The cash received but not distributed is shown on the accompanying balance sheets as restricted, and amounts due to other participants are shown as “Participation in government grant.”

Recognition of Revenue

Revenue is generated from grants and contracts with the U.S. military, homeland security, foreign governments and academic research institutions to provide research services and products. Revenue on each grant or contract is recognized in accordance with the terms of the grant or contract, and generally bears a relationship to contract costs. Revenues on cost-reimbursable contracts are directly related to costs incurred. Revenues on fixed-price contracts or grants are recognized on the percentage-of-completion method by relating costs incurred to date to estimated total contract costs. Revenues from products sold to educational or other research institutions are recognized upon delivery and when ultimate collection is reasonably assured.

GRIFFIN ANALYTICAL TECHNOLOGIES, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

Unbilled receivables represent costs and estimated earnings in excess of amounts billed and deferred revenue represents billings in excess of costs incurred.

Revisions in estimated contract costs due to changes in job performance, job conditions and estimated profitability are recognized in the year in which the circumstances requiring revisions become known.

Contract costs include all direct costs consisting of labor, materials, contract services and other costs related to contract performance. Operating expenses are charged to expense as incurred.

Stock Option Plan

During 2003, the Company established a stock option plan for key employees, which is more fully described in note C, and began issuing options under this plan in 2004. The Company applies the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation (“SFAS No. 123”). As allowed by SFAS No. 123, the Company has elected to continue to account for its stock-based compensation programs according to the provisions of Accounting Principles Board (“APB”) Opinion No. 25, Accounting for Stock Issued to Employees. Accordingly, compensation expense has been recognized based on the intrinsic value of compensatory options or shares granted under the plans. The Company has adopted the disclosure provisions required by SFAS No. 123. The following table presents the pro forma stock-based compensation expense that would have been recognized if the Company followed the fair value accounting under SFAS No. 123.

For the nine months ended September 30,	2005	2004
Net loss, as reported	$(147,364)	$(379,150)
Deduct: Stock-based employee compensation expense determined under fair value-based method for all awards	(4,069)	—

Net loss, pro forma	$(151,433)	$(379,150)

Pro forma net loss required by SFAS No. 123 has been determined using the Black Scholes option pricing model using a risk free rate of 4.33%; a volatility rate of 100%; expected dividend yield of 0%; and an expected life of 4.5 years. Because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the Black Scholes option pricing method may not necessarily provide a single measure of the fair value of its employee stock options. Additionally, the effect of applying SFAS No. 123 on pro forma net loss as stated above is not necessarily representative of the effects on reported net loss for future years primarily because of the vesting period of the stock options and the fair value of additional options to be granted in future years.

In December 2004, the Financial Accounting Standards Board issued FAS No. 123 (Revised 2004) (“SFAS 123(R)”), Share-Based Payment. This statement requires that the compensation cost relating to share-based payment transactions be recognized in the financial statements. Compensation cost is to be measured based on the estimated fair value of the equity-based compensation awards issued as of the grant date. The related compensation expense will be based on the estimated number of awards expected to vest and will be recognized over the requisite service period (often the vesting period) for each grant. The statement requires the use of assumptions and judgments about future events and some of the inputs to the valuation models will require considerable judgment by management. SFAS 123(R) replaces SFAS No. 123 and supersedes APB Opinion No. 25. The provisions of SFAS 123(R) are required to be applied by non-public companies as of the first annual reporting period that begins after December 15, 2005. The Company intends to continue applying APB Opinion

GRIFFIN ANALYTICAL TECHNOLOGIES, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

No. 25 to equity-based compensation awards until the effective date of SFAS 123(R). At the effective date of SFAS 123(R), the Company expects to use the modified prospective application transition method without restatement of prior interim periods in the year of adoption. This will result in the Company recognizing compensation cost based on the requirements of SFAS 123(R) for all equity-based compensation awards issued after December 31, 2005. For all equity-based compensation awards that are unvested as of December 31, 2005, compensation cost will be recognized for the unamortized portion of compensation cost not previously included in the SFAS No. 123 pro forma footnote disclosure.

Income Tax Matters

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE C—STOCK OPTION PLAN

The Company established a stock option plan in 2003 and began issuing options under this plan in 2004. Under the Company’s plan, options are granted to certain employees, directors and consultants to purchase common stock, the terms for which are determined by the Company’s Board of Directors. The options granted under this plan vest at a date specific in each grant and have terms ranging from 7 to 10 years from the vesting date.

During the nine month periods ended September 30, 2005 and 2004, the Company granted 3,976 and 10,799 options, respectively, with an exercise price of $1.00 per share.

NOTE D—COMMITMENTS AND CONTINGENCIES

The Company primarily has cost reimbursement-type contracts with the U.S. Government. Consequently, the Company is reimbursed based upon its direct expenses attributable to the contract plus a percentage based upon indirect expenses. The indirect rates are estimated. Accordingly, if the actual rates as determined by the applicable agency are below the estimated rates, a refund for the difference would be due to the U.S. Government. Conversely, if the actual rates are above the estimated rates, a refund would be due to the Company.

NOTE E—SUBSEQUENT EVENT

On November 8, 2005, ICx Technologies, Inc. (“ICx”) acquired all of the outstanding common and preferred stock (collectively, “Capital Stock”) of the Company, and the Company became a wholly-owned subsidiary of ICx. ICx was incorporated by Digital Power Capital in 2003 and began operations in 2005. ICx was formed to acquire and integrate companies with leading technologies for sensing, detecting, imaging and projecting power. ICx principal markets are civilian and military security. ICx acquired the Capital Stock of the Company using a combination of ICx stock and cash. The Company expects to continue its business operations with the same management and employee team it had prior to the ICx acquisition and gain strength through access to additional financial and market resources and synergistic relationships with its sister companies.

MESOSYSTEMS TECHNOLOGY, INC.

Audited Financial Statements

Fiscal Years Ended December 31, 2004 and 2003

Report of Independent Certified Public Accountants

To the Board of Directors

Mesosystems Technology, Inc.

We have audited the accompanying balance sheets of Mesosystems Technology, Inc. as of December 31, 2004 and 2003, and the related statements of operations, stockholders’ deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mesosystems Technology, Inc. as of December 31, 2004 and 2003, and the results of its operations and cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

May 24, 2006

520 Pike Street

Suite 2800

Seattle, WA 98101-1389

T	206.623.1121
F	206.623.9247
W	www.grantthornton.com

Grant Thornton LLP

US member of Grant Thornton International

MESOSYSTEMS TECHNOLOGY, INC.

Balance Sheets

December 31, 2004 and 2003

	2004	2003
CURRENT ASSETS
Cash and cash equivalents	$173,092	$188,471
Accounts receivable	628,559	362,695
Unbilled revenue	59,750	—
Inventory, net	238,204	248,698
Notes receivable	—	280,000
Prepaid expenses and other current assets	80,487	75,146

Total current assets	1,180,092	1,155,010

Property and equipment	567,912	431,401
Less: accumulated depreciation and amortization	247,627	188,575

	320,285	242,826

Intangible assets, net of accumulated amortization of $71,339 and $29,834 in 2004 and 2003, respectively	307,579	302,252

TOTAL ASSETS	$1,807,956	$1,700,088

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Current portion of long-term debt	$149,356	$308,690
Convertible promissory notes payable, net of unamortized discount of $0 in 2004 and $46,838 in 2003	1,547,600	1,781,664
Accounts payable	254,098	352,932
Accrued payroll	217,485	182,332
Accrued consultant expense	235,000	120,000
Accrued expenses and other current liabilities	323,053	111,099
Advance payments from customers	65,111	—

Total current liabilities	2,791,703	2,856,717

Long-term debt	78,662	135,490

Total liabilities	2,870,365	2,992,207

COMMITMENTS AND CONTINGENCIES
Series A convertible redeemable preferred stock, par value $0.01 per share—10,000,000 shares authorized, 6,053,454 shares and 4,696,310 shares issued and outstanding at December 31, 2004 and 2003, respectively; liquidation preference $5,871,850 at December 31, 2004	5,847,094	4,971,132

Warrants to purchase convertible redeemable preferred stock Series A	334,938	152,090

Temporary equity—redemption value of common stock and common stock warrants	1,125,575	689,536

STOCKHOLDERS’ DEFICIT
Common stock, par value $0.01 per share—20,000,000 shares authorized, 4,406,846 shares and 4,309,703 shares issued and outstanding at December 31, 2004 and 2003, respectively	44,069	43,097
Additional paid-in capital	1,214,946	952,248
Redemption value of common stock and common stock warrants	(1,125,575)	(689,536)
Receivable subject to settlement through common stock put option	(50,000)	(50,000)
Unearned compensation	(15,492)	(600)
Accumulated deficit	(8,437,964)	(7,360,086)

Total stockholders’ deficit	(8,370,016)	(7,104,877)

TOTAL LIABILITIES AND STOCKHOLDERS’ DEFICIT	$1,807,956	$1,700,088

The accompanying notes are an integral part of these financial statements.

MESOSYSTEMS TECHNOLOGY, INC.

Statements of Operations

For the years ended December 31, 2004 and 2003

	2004	2003
REVENUES
Products	$1,411,813	$1,279,953
Research and development contracts	2,719,276	3,177,936

Total revenue	4,131,089	4,457,889

COSTS AND EXPENSES
Cost of products	845,577	482,618
Cost of research and development contracts	1,565,421	2,095,891
Selling, general and administrative expense	2,013,073	3,311,781
Research and development expense	241,178	1,102,166
Depreciation and amortization expense	116,266	94,900

Total costs and expenses	4,781,515	7,087,356

Operating loss	(650,426)	(2,629,467)

Other income (expense):
Interest income	11,233	697
Interest expense	(448,685)	(186,141)
Other, net	10,000	8,445

Loss from continuing operations before income taxes	(1,077,878)	(2,806,466)
Provision for income taxes	—	—

Loss from continuing operations	(1,077,878)	(2,806,466)

Loss from discontinued operations	—	(336,728)
Gain on disposal of discontinued operations	—	1,040,195

Net loss	$(1,077,878)	$(2,102,999)

The accompanying notes are an integral part of these financial statements.

MESOSYSTEMS TECHNOLOGY, INC.

Statements of Redeemable Securities and Stockholders’ Deficit

For the years then ended December 31, 2004 and 2003

	Redeemable Securities				Stockholders’ (Deficit)
	Series A Convertible Redeemable Preferred Stock				Common Stock		Redemption Value Common Stock and Common Stock Warrants	Additional Paid-in Capital	Receivable Potentially Settled in Common Stock	Unearned Compensation	Accumulated (Deficit)	Total Stockholders’ (Deficit)
	Shares	Amount	Warrants to Purchase	Temporary Equity- Common Stock and Common Stock Warrants	Shares	Amount
Balance at January 1, 2003	4,668,916	$5,039,931	49,023	1,284,312	4,281,039	$42,810	$(1,284,312)	$598,602	$(50,000)	$—	$(5,257,087)	$(5,949,987)
Issuance of Series A preferred stock in settlement of accounts payable	27,394	19,176	—	—	—	—	—	—	—	—	—	—
Accretion of Series A preferred stock and preferred stock warrants to redemption value	—	(87,975)	(37,000)	—	—	—	—	124,975	—	—	—	124,975
Issuance of common stock through employee stock purchase plan and restricted stock award	—	—	—	—	28,664	287	—	9,272	—	—	—	9,559
Issuance of warrants in connection with issuance of convertible notes payable	—	—	115,067	—	—	—	—	—	—	—	—	—
Employee common stock option grants	—	—	—	—	—		—	600	—	(600)	—	—
Common stock warrants granted for non- employee consulting services	—	—	—	—	—	—	—	165,799	—	—	—	165,799
Issuance of warrants to purchase Series A preferred stock in settlement of accounts payable	—	—	25,000	—	—	—	—	—	—	—	—	—
Imputed interest on shareholder loan	—	—	—	—	—	—	—	53,000	—	—	—	53,000
Change in redemption value	—	—	—	(594,776)	—		594,776		—	—	—	594,776
Net loss	—	—	—		—	—		—	—	—	(2,102,999)	-2,102,999

Balance at December 31, 2003	4,696,310	4,971,132	152,090	689,536	4,309,703	43,097	(689,536)	952,248	(50,000)	(600)	(7,360,086)	(7,104,877)

MESOSYSTEMS TECHNOLOGY, INC.

Statements of Redeemable Securities and Stockholders’ Deficit—(Continued)

For the years then ended December 31, 2004 and 2003

	Redeemable Securities				Stock holders’ (Deficit)
	Series A Convertible Redeemable Preferred Stock				Common Stock		Redemption Value Common Stock and Common Stock Warrants	Additional Paid- in Capital	Receivable Potentially Settled in Common Stock	Unearned Compensation	Accumlated (Deficit)	Total Stockholders’ (Deficit)
	Shares	Amount	Warrants to Purchase	Temporary Equity- Common Stock and Common Stock Warrants	Shares	Amount
Balance at December 31,2003	4,696,310	4,971,132	152,090	689,536	4,309,703	43,097	(689,536)	952,248	(50,000)	(600)	(7,360,086)	(7,104,877)
Issuance of Series A preferred stock, through conversion of convertible secured notes payable	1,357,144	950,000	—	—	—	—	—	—	—	—	—	—
Accretion of Series A preferred stock and preferred stock warrants to redemption value	—	(74,038)	6,000	—	—	—	—	68,038	—	—	—	68,038
Issuance of warrants in connection with issuance of convertible notes payable	—	—	126,848	—	—	—	—	—	—	—	—	—
Issuance of common stock through employee stock purchase plan	—	—	—	—	25,714	258	—	5,656	—	—	—	5,914
Issuance of common stock	—	—	—	—	71,429	714	—	10,711	—	—	—	11,425
Employee common stock option grants	—	—	—	—	—	—	—	15,050	—	(15,050)	—	—
Common stock warrants granted for non- employee consulting services	—	—	—	—	—	—	—	98,243	—	—	—	98,243
Amortization of unearned compensation	—	—	—	—	—	—	—	—	—	158	—	158
Imputed interest on shareholder loan	—	—	—	—	—	—	—	65,000		—	—	65,000
Issuance of warrants in connection with personnel guarantee of debt by shareholder			50,000	—	—	—	—	—	—	—	—	—
Change in redemption value	—	—	—	436,039	—		(436,039)		—	—	—	(436,039)
Net loss	—	—	—		—	—		—	—	—	(1,077,878)	(1,077,878)

Balance at December 31, 2004	6,053,454	$5,847,094	$334,938	1,125,575	4,406,846	$44,069	$(1,125,575)	$1,214,946	$(50,000)	$(15,492)	$(8,437,964)	$(8,370,016)

The accompanying notes are an integral part of these financial statements.

MESOSYSTEMS TECHNOLOGY, INC.

Statements of Cash Flows

For the years ended December 31, 2004 and 2003

	2004	2003
Cash flows from operating activities:
Net loss	$(1,077,878)	$(2,102,999)
Gain on disposal of discontinued operations	—	(1,040,195)
Loss from discontinued operations	—	336,728

Loss from continuing operations	(1,077,878)	(2,806,466)
Adjustments to reconcile net loss from continuing operations to net cash used in continuing operations:
Stock based compensation	112,140	171,558
Issuance of notes payable for vendor services	—	28,500
Depreciation and amortization	116,266	94,900
Non-cash interest expense	288,686	121,231
Loss on impairment or disposal of property and equipment	578	128,135
(Increase) decrease in:
Accounts receivable	(265,864)	216,328
Unbilled revenue	(59,750)	—
Inventories	10,494	201,302
Prepaid expenses and other current assets	(5,341)	34,621
Increase (decrease) in:
Accounts payable and accrued expenses	263,271	(365,546)
Advance payments from customers	65,111	(30,568)

Net cash used in continuing operating activities	(552,287)	(2,206,005)
Cash used in operation of discontinued operations	—	(293,974)

Net cash used in operations	(552,287)	(2,499,979)

Cash flows from investing activities:
Proceeds from disposal of discontinued operations, net of cash sold	—	190,498
Collection of note receivable	280,000	—
Payment of patent costs	(49,335)	(28,493)
Purchases of property and equipment	(150,295)	(127,853)

Net cash provided by investing activities	80,370	34,152

Cash flows from financing activities:
Proceeds from issuance of convertible secured notes payable	669,100	1,800,000
Proceeds from issuance of long-term debt	37,335	400,697
Proceeds from issuance of common shares under employee share purchase plan	3,600	3,800
Repayment on long-term debt	(253,497)	(193,674)

Net cash provided by financing activities from continuing operations	456,538	2,010,823
Proceeds from issuance of long-term debt—discontinued operations	—	300,000

Net cash provided by financing activities	456,538	2,310,823

Net decrease in cash	(15,379)	(155,004)

Cash and cash equivalents at beginning of year	188,471	343,475

Cash and cash equivalents at end of year	$173,092	$188,471

Supplemental Cash Flow Information:
Cash paid for interest	$159,999	$64,911
Non-cash investing and financing activities:
Conversion of notes payable to preferred stock	$950,000	$—
Issuance of preferred stock in settlement of accounts payable	—	$19,176
Accretion of preferred stock and preferred stock warrants to redemption value	$68,038	$124,975
Deferred stock compensation from issuance of employee common stock options	$15,050	$600
Issuance of Series A preferred stock warrants in settlement of accounts payable	$—	$25,000
Change in redemption value of common stock and common stock warrants	$436,039	$594,776

The accompanying notes are an integral part of these financial statements.

MESOSYSTEMS TECHNOLOGY, INC.

Notes to Financial Statements

For the years ended December 31, 2004 and 2003

NOTE A—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MesoSystems Technology, Inc. (the Company) is an early-stage biodefense company engaged in research and development that creates, develops, manufactures, and distributes innovative products for national security and public health. The Company’s core technologies enable its customers to determine if people are being threatened by or have been exposed to harmful and even life-threatening bio-organisms. The Company also performs work under research contracts with various entities in the public and private sectors.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash consists of bank deposits. At December 31, 2004, the Company held deposits at a single financial institution that were in excess of the $100,000 federally insured limit. The Company considers all highly liquid debt instruments with a maturity of three months when purchased or less to be cash equivalents.

Accounts Receivable

The Company extends credit to customers in accordance with normal industry standards and terms. The Company establishes an allowance for doubtful accounts as necessary based on known factors surrounding the credit risk of specific customers, historical trends and other information. Based on a periodic review of the accounts, management determined that an allowance for doubtful accounts was not necessary at December 31, 2004 and 2003. Accounts receivable balances are not collateralized. At December 31, 2004 and 2003, accounts receivable was comprised of the following:

	2004	2003
U.S. Government	$611,505	$335,058
Commercial and other	17,054	27,637

Trade accounts receivable	$628,559	$362,695

Inventory

Inventories primarily consist of raw material parts and supplies. Inventories are stated at the lower of cost or market. Cost is determined using the first-in-first out method. The Company provides a reserve against inventory for an estimate of the obsolescence calculated as the difference between the cost of the inventories and the estimated market value based upon assumptions about future demand and market conditions. Management determined that no allowance was necessary at December 31, 2004 and 2003.

Property and Equipment

Property and equipment are stated at cost. Depreciation of property and equipment is provided using the double-declining balance and straight line methods over the estimated useful lives from three to seven years.

MESOSYSTEMS TECHNOLOGY, INC.

Notes to Financial Statements—(Continued)

For the years ended December 31, 2004 and 2003

Leasehold improvements are amortized over the respective lease term or the service lives of the assets, whichever is shorter. Depreciation expense for the years ended December 31, 2004 and 2003 was $72,258 and $59,484, respectively. At December 31, 2004 and 2003 property and equipment consisted of the following:

	2004	2003
Manufacturing and lab equipment	$324,674	$178,310
Office equipment and software	145,041	154,453
Leasehold improvements	76,582	75,726
Furniture and Fixtures	21,615	22,912

	$567,912	$431,401

Intangible Assets

Intangible assets consist of patents and trademarks. Capitalized costs principally include legal fees incurred with the application for patents and trademarks. Patent application costs are initially capitalized; amortization begins only when the patent is issued. If the United States Patent and Trademark Office ultimately denies the patent application, such patent application costs are immediately expensed. Amortization is provided using the straight-line method over the estimated useful lives of five years. Amortization expense was $44,008 and $35,416 in 2004 and 2003, respectively. At December 31, 2004 and 2003, intangible assets consisted of the following:

	2004	2003
Patents	$372,243	$324,674
Trademarks	6,675	7,412

	378,918	332,086
Less accumulated amortization	71,339	29,834

	$307,579	$302,252

Estimated annual future amortization of intangible assets is as follows:

2005	$46,000
2006	49,000
2007	51,000
2008	54,000
2009	56,000
Thereafter	51,579

$307,579

Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of the asset to future net cash flows expected to be

MESOSYSTEMS TECHNOLOGY, INC.

Notes to Financial Statements—(Continued)

For the years ended December 31, 2004 and 2003

generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount in which the carrying cost of the asset exceeds its fair value. During 2003, the Company recorded an impairment charge of approximately $120,000 to write off certain manufacturing equipment which was no longer expected to be used in operations.

Revenue Recognition

The Company recognizes revenue from the sales of products when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer, and collection from the customer is reasonably assured. Revenue from research and development contracts primarily relates to cost plus contracts and revenue is recognized as the services are provided. Certain contracts provide for fixed payments that may not coincide with revenue recognition. To the extent that customer payments are received in excess of revenue, such payments are recorded as billings in excess of revenue. To the extent that revenue is recognized prior to billing periods defined in the contract, such amounts are recorded as unbilled revenue and are expected to be collected within one year of recognition. At December 31, 2004 and 2003 substantially all unbilled receivables were due from federal government agencies. Provision for contract losses, if any, are recorded at the time such losses are known. The majority of the Company’s contract revenue is generated from contracts with federal government agencies. In 2004 the Company had revenue from two federal government agencies representing 29% and 11%, respectively, of recorded revenue. In 2003 the Company had revenue from two federal government agencies representing 36% and 11%, respectively, of recorded revenue.

Shipping and Handling Costs

The Company includes shipping and handling costs in the cost of product and the cost of contract research and development. For the years ended December 31, 2004 and 2003, shipping and handling costs were $65,793 and $24,640, respectively.

Research and Development Costs

The costs of internal research and development activities funded by the Company are charged to operations as incurred and are included as a separate component of operating expenses.

Advertising Costs

Advertising related costs are charged to operations as incurred and are included under selling, general and administrative expenses.

Stock-Based Compensation

The Company has adopted the disclosure only requirements of Statement of Financial Accounting Standards No. 123, “Accounting for Stock Based Compensation” (SFAS No. 123), and continues to account for employee stock compensation under the Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB No 25). Generally, under APB No. 25, compensation expense is only recognized if the estimated fair value of the underlying stock on the date of grant equals or exceeds the exercise price. Compensation expense, if any, is recognized in operations on a straight line basis over the vesting periods of the stock options.

MESOSYSTEMS TECHNOLOGY, INC.

Notes to Financial Statements—(Continued)

For the years ended December 31, 2004 and 2003

SFAS No. 123 encourages companies to recognize expense for stock-based awards as the options vest based on their estimated value on the date of grant. Had compensation cost for the Company been determined pursuant to SFAS No. 123, the Company’s net loss would have been increased to the following pro-forma amounts:

	2004	2003
Net loss as reported	$(1,077,878)	$(2,102,999)
Add: Employee stock-based compensation included in reported net loss	13,898	5,759
Deduct: Employee stock-based employee compensation expense determined under fair value-based method for all awards	(250,248)	(229,443)

Pro forma net loss	$(1,314,228)	$(2,326,683)

The fair values at the time of each option grant were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 0.60; risk-free interest rate of 3.87% in 2004 and 3.52% in 2003; expected lives of 10 years in 2004 and 2003; and actual forfeitures of stock options granted but not vested.

Stock-based compensation expense for options granted to non-employees has been determined in accordance with SFAS No. 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The fair value of the award is measured using an estimate of the fair value of goods or services received or the fair value of the equity instrument issued, whichever is more reliably measurable. The fair value of options granted to non-employees is periodically remeasured as the underlying options vest and compensation costs are expensed using the graded vesting method over the applicable vesting periods.

Stock based compensation expense for shares granted to non employees is recognized over the vesting period for awards for which restrictions lapse over a service period or on the grant date for shares issued to employees without restriction.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, “Accounting for Income Taxes”. When applicable, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of, assets and liabilities and the respective tax bases for such assets and liabilities and operating loss and tax credit carryforwards.

New Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (Revised) “Share-Based Payment” (“SFAS 123R”) which amends SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123R establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS 123 requires that the cost resulting from all share-based payment transactions be recognized in the financial statements based on the fair value of the share-based payment over the applicable vesting period. The Company is required to adopt this statement in 2006 but has not yet determined the impact of adoption on its results of operations.

MESOSYSTEMS TECHNOLOGY, INC.

Notes to Financial Statements—(Continued)

For the years ended December 31, 2004 and 2003

NOTE B—LIQUIDITY AND CAPITAL RESOURCES

The Company incurred net losses of $1,077,878 and $2,102,999 during the years ended December 31, 2004 and 2003, respectively and since inception has incurred losses of approximately $8.5 million. Such losses have primarily been funded through debt and equity financing.

In the latter part of 2004 the Company secured significant funding from the federal government to continue key technology research. As more fully described in Note H, in November 2005, the Company was acquired and became a wholly-owned subsidiary of ICx Technologies, Inc. (“ICx”). Since the acquisition, ICx has provided more than $600,000 in working capital to the Company to support ongoing operations. Management believes that factors described above, along with the financial strength of ICx, supports the Company’s ability to continue to operate as a business enterprise.

NOTE C—BORROWING ARRANGEMENTS

Long-term Debt

Long term debt consists of the following at December 31:

	2004	2003
Unsecured note payable to Perkins Coie, bearing interest at 7%. Note is payable in monthly installments varying from $10,000 to $20,000 per month and matures on June 15, 2005.	$55,193	$192,506

Note payable to Commercial Equipment Finance, Ltd., bearing interest at 10.5%, secured by equipment and a Company stockholder personal guarantee. Note is payable in monthly installments of $5,026 and matures on November 10, 2006.	104,309	150,974

Note payable to Hanford Area Economic Investment Fund Committee (HAEIFC), bearing interest at 10.5% and secured by equipment and a Company stockholder personal guarantee. Note is payable in monthly installments of $6,401 and matures on May 1, 2005.	31,181	100,700

Note payable to Commercial Equipment Finance, Ltd., bearing interest at 10.5%, secured by equipment and a Company stockholder personal guarantee. Note is payable in monthly installments of $1,213 and matures in December 2007	37,335	—

	228,018	444,180
Less current portion	149,356	308,690

	$78,662	$135,490

Total minimum principal payments due under long-term debt obligations are as follows:

2005	$149,356
2006	64,644
2007	14,018

$228,018

MESOSYSTEMS TECHNOLOGY, INC.

Notes to Financial Statements—(Continued)

For the years ended December 31, 2004 and 2003

The Company’s debt agreement with HAEIFC contains covenants regarding certain financial statement amounts and ratios. As of December 31, 2004, the Company was not in compliance with certain covenants contained in its long-term debt agreement with HAEIFC and had not received a waiver for the violations. The debt was classified as current in the accompanying balance sheet. The Company paid the balance in full in 2005.

In connection with personal guarantees of long term debt by a Company stockholder, the Company issued to the shareholder a warrant to purchase 125,000 shares of Series A Preferred Stock with an exercise price of $0.70, exercisable through December, 2014. The Company recognized interest expense in connection with the issuance of the warrant in the amount of $50,000 equal to the fair value of the warrant as determined using the black scholes option pricing model and assuming a volatility factor of 0.60, a warrant life of 10 years, no expected dividends, and a risk free interest rate of 3.87%.

Notes Payable

Notes Payable Consist of the following at December 31:

	2004	2003
Convertible note payable to Ardesta LLC, principal amount $950,000 due on demand, non interest bearing with interest imputed at 8%	$—	$950,000

Convertible note payable to Ardesta LLC, principal amount $400,000, due on demand, interest at 8%	400,000	400,000

Convertible notes payable to Ardesta LLC and other investors, principal balance $1,147,600 at December 31, 2004 and $450,000 at December 31, 2003, due on demand at any time after May 31, 2004, net of debt discount of $46,838 at December 31, 2003	1,147,600	403,162
Other	—	$28,502

	$1,547,600	$1,781,664

Ardesta LLC is a related party shareholder of the Company holding substantially all shares of Series A Preferred Stock.

The convertible notes are collateralized by all assets of the Company. The convertible notes payable to Ardesta LLC and other investors (of which Ardesta LLC holds debt with a principle balance of $750,000 and $400,000 at December 31, 2004 and 2003, respectively) with a principle balance of $1,147,600 at December 31, 2004 have a priority interest in certain equipment and intellectual property used to design, develop and manufacture one of the Company’s products. The convertible notes payable to Ardesta LLC with an aggregate principle balance of $1,350,000 have a priority interest in all other assets of the Company.

The convertible notes payable to Ardesta LLC with an aggregate principle balance of $1,350,000 are convertible at the option of the Holder at any time into the Company’s Series A preferred stock at a conversion price of $0.70 per share. The Convertible notes payable to Ardesta LLC and other investors with a principle balance of $1,147,600 are convertible at the option of the Holder at the price per share of any new stock issued in a qualified future round of financing, or if a qualified new round of financing does not occur, into Series A preferred stock at $0.70 per share. During 2004, the $950,000 non-interest bearing note was converted into 1,357,144 shares of Series A preferred stock. In connection with the acquisition of the Company by ICx Technologies in November 2005 (note J), all then outstanding convertible notes were converted to Series A preferred stock and such stock was acquired by ICx.

MESOSYSTEMS TECHNOLOGY, INC.

Notes to Financial Statements—(Continued)

For the years ended December 31, 2004 and 2003

In 2003 and 2004, in connection with the issuance of the convertible promissory notes to Ardesta and other investors, the Company issued warrants to purchase new stock issued in the next round of financing. The warrants have an exercise price equivalent to the share price in that round of financing a qualified next financing does not occur, Series A shall be used as warrant shares with an exercise price of $0.70 per share. The warrants are exercisable until August 31, 2013. The aggregate exercise price for the warrants is determined at 50% of the principal and interest at the time of exercise of the warrants or conversion of the notes, whatever occurs first and the number of warrants is determined by dividing the aggregate exercise price by the exercise price per share. In 2003, the Company also issued 114,286 warrants in connection with the issuance of the convertible note payable to Ardesta LLC with a principal balance of $400,000, for the immediate purchase of Series A preferred stock, at an exercise price of $.01 per share and an expiration date of July 31, 2008. The warrants were recorded at their estimated fair value of $126,848 and $115,067 in 2004 and 2003, respectively, determined using the Black-Scholes option pricing model and assuming a volatility factor of 0.60, a warrant life of 5 years, no expected dividends, and a risk free interest rate of 3.52%. The warrants were classified as temporary equity because the underlying Series A shares are redeemable at December 31, 2008 at the option of the Holder and as a discount on convertible promissory notes payable. In 2004 and 2003, interest expense included $173,686 and $68,229, respectively, for amortization of the discount.

NOTE D—CONVERTIBLE REDEEMABLE PREFERRED STOCK

Series A Convertible Redeemable Preferred Stock

In November, 2004, the Company issued 1,357,144 shares of Series A Convertible Redeemable Preferred Stock (“Series A”) on conversion under the original terms of a convertible note held by Ardesta LLC with a principle balance of $950,000. In March, 2003, the Company issued 27,394 shares of Series A in settlement of accounts payable in the amount of $19,176. In January and November of 2002, the Company sold a total of 4,668,916 shares of Series A to Ardesta LLC raising aggregate gross proceeds of $5,050,000 including the conversion of debt.

Series A shares are redeemable at the option of the holders on or after December 31, 2008, if the holders have not received dividends or other distributions from the Company of at least $0.97 per share. Series A holders may also require redemption in the event of defaults that are not cured. The redemption distribution amount would be equal to the greater of $0.97 per share plus accrued and unpaid dividends or the fair market value of Series A. Holders of Series A shares are only entitled to dividends to the extent that dividends are declared to common stockholders. If a dividend is declared, holders of Series A shares would receive an equivalent dividend as if the Series A shares had been converted to common shares. Because the redemption feature is outside the control of the Company, the Series A has been excluded from Stockholders’ Deficit in the accompanying balance sheets. Because redemption of Series A is outside of the Company’s control, Series A is accounted for under Emerging Issues Task Force Issue D-98 “Classification and Measurement of Redeemable Securities” (“EITF Topic D-98”). As such, the Company adjusts additional paid-in capital for periodic accretion of the change in redemption value from the initial carrying value through December, 31, 2008, the date that the holders may elect to redeem the securities.

The Series A shares are convertible to common shares at the option of the holder at any time using the ratio of $0.70 divided by $0.70 adjusted for certain dilution factors, if any. Upon the closing of a qualifying underwritten public offering, the Series A shares would be automatically converted into common shares. An automatic conversion would also occur if 66-2/3% of the Series A holders elect to convert their shares to common shares.

MESOSYSTEMS TECHNOLOGY, INC.

Notes to Financial Statements—(Continued)

For the years ended December 31, 2004 and 2003

The holders of Series A shares have liquidation preferences ahead of all common stockholders. The liquidation distribution amount would be equal to $0.97 per share plus any accrued and unpaid dividends of such shares. Any funds remaining after $0.97 per share preference would be ratably distributed to holders of Series A and common stock as if the Series A was converted to common stock. The holders of Series A shares have full voting rights of the common stockholders as if the preferred shares were converted to common shares.

At December 31, 2004, the Company had 1,328,402 shares of Series A preferred stock reserved for issuance upon: conversion of the $400,000 principle note payable to Ardesta LLC convertible into 571,429 Series A shares, exercise of the warrant to purchase 114,286 Series A shares issued in connection with the $400,000 note; 466,667 shares issued under warrants issued in connection with convertible promissory notes payable in 2002 at an exercise price of $1.72 and expiration dates of July 31 or September 30 of 2007; 51,020 shares issuable under a warrant issuable in connection with a $25,000 partial reduction in debt at an exercise price of $.70 per share and an expiration date of March 31, 2013; and 125,000 shares issuable under a warrant issuable to the Company’s Chief Executive Officer at an exercise price of $.70 per share and an expiration date of December 31, 2014. Shares issuable under convertible notes payable to Ardesta LLC, and other investors which are convertible into shares issued in the next round of financing or into Series A shares and warrants issued in connection with those notes (note C) are not included in the disclosure above.

NOTE E—COMMON STOCK

Common Stock Redemption Feature

Pursuant to an amended and restated shareholder agreement, upon the death or disability of any Shareholder, the holder of such shares shall have the option to sell all such shares back to the Company at the Stipulated Value of such shares as defined in the agreement. The stipulated value per share is determined annually and designed to approximate fair value. EITF Topic D-98 requires that if securities are potentially redeemable upon the occurrence of an event that is not solely within the control of the Issuer they should be classified outside of permanent equity. Therefore, the Company records an adjustment based on the fair value of its common stock at each balance sheet date to reclassify the potential redemption value of its common stock from permanent to temporary equity. The amount recorded as temporary equity relating to outstanding common stock was $1,125,575 and $689,536 at December 31, 2004 and 2003, respectively.

The Company also records an adjustment at each balance sheet date to classify the potential redemption value of common stock awards granted to non-employees from permanent to temporary equity. Such awards are comprised of common stock warrants vested at issuance (note G). The amount reclassified to temporary equity is determined based on the intrinsic value of the common stock warrant at the balance sheet date. The amount recorded as temporary equity relating to outstanding common stock warrants was approximately $112,000 at December 31, 2004. The intrinsic value of outstanding common stock warrants was not material at December 31, 2003.

The Company has determined that employee based stock compensation awards do not fall under the scope of EITF Topic D-98. Therefore no amounts related to such awards, which have intrinsic value of approximately $180,000 and $34,000 at December 31, 2004 and 2003, respectively, have been classified as temporary equity.

MESOSYSTEMS TECHNOLOGY, INC.

Notes to Financial Statements—(Continued)

For the years ended December 31, 2004 and 2003

Common Stock Reserved

A summary of common stock reserved for issuance is as follows as of December 31, 2004

Conversion of outstanding Series A	6,053,454
Assumed conversion of outstanding notes payable convertible to Series A and Series A warrants	1,328,402
Conversion of other un-issued authorized Series A shares	2,618,144
Outstanding common stock options and warrants	7,039,581
Common stock options available for grant	260,619
Employee stock purchase plan	309,956

17,610,156

Shares issuable under convertible notes payable to Ardesta LLC and other investors which are convertible into shares issued in the next round of financing or into Series A shares and warrants issued in connection with those notes (note C) are not included in the table above.

NOTE F—INCOME TAXES

Income taxes for 2004 and 2003 differed from the amounts computed by applying the U.S. Federal income tax rate of 34% to pretax loss from operations as a result of the following:

	2004	2003
Expected tax benefit at statutory rate of 34%	$(366,000)	$(715,000)
Adjustments due to:
State taxes, net of federal benefit	(32,000)	(63,000)
Increase in deferred tax valuation allowance	243,000	850,000
Discontinued operations	—	(231,000)
Other	155,000	159,000

Provision for income taxes	$—	$—

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liabilities at December 31, 2004 and 2003 are as follows:

	2004	2003
Deferred tax liabilities:
Patent and trademark costs	$(112,000)	$(110,000)

Total deferred tax liability	(112,000)	(110,000)

Deferred tax assets:
Net operating loss carryforward	2,466,000	2,313,000
Accrued liabilities	112,000	20,000
Other	185,000	185,000

Total deferred tax asset	2,763,000	2,518,000

Net deferred tax asset	2,651,000	2,408,000
Valuation allowance	(2,651,000)	(2,408,000)

Net deferred taxes	$—	$—

MESOSYSTEMS TECHNOLOGY, INC.

Notes to Financial Statements—(Continued)

For the years ended December 31, 2004 and 2003

The valuation allowance against deferred tax assets increased by approximately $243,000 and $850,000 in 2004 and 2003, respectively.

Deferred tax assets are recognized when it is more likely than not that the benefits from deferred tax assets will be realized. The ultimate realization of deferred tax assets is dependent upon the ability for the company to generate future taxable income during the periods in which the temporary differences that create deferred tax assets become deductible. Company management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, past earning history, revenue backlog, tax operating loss carryforward expiration dates, and change of control limitations when determining the amount of deferred tax asset to recognize. Based on these assessments and the likelihood that change of control issues will limit the amount of tax operating loss carryforwards available in the future, the Company has provided a valuation allowance at December 31, 2004 and 2003 for the net deferred tax asset related principally to the operating loss and tax credit carryforwards. At December 31, 2004, the Company had net federal operating loss carryforwards for tax reporting of approximately $6.9 million that expire at various dates through 2024 and net state operating loss carryforwards of approximately $2.3 million. Net operating loss carryforwards and other tax attributes may be limited in the event the Company incurs an ownership change as defined under Internal Revenue Code Section 382.

NOTE G—BENEFIT PLANS

Common Stock Options and Warrants

The Company has an employee stock option plan that provides for the granting of both qualified incentive stock options and non-qualified stock options. There is a maximum of 5,250,000 options for the purchase of common stock available for issuance under the plan. The exercise price for shares purchased under the plan is determined by the plan administrator and shall not be less than 100% of the fair value of the common stock on the option grant date for qualified incentive stock options. The options generally vest at 25% beginning one year after the grant date and, 2.083% every month thereafter and have ten year terms. At December 31, 2004, options for 260,619 shares remain available for issuance under the plan.

Following is additional summarized information about the Company’s stock option plan:

	Total Options	Weighted- Average Exercise Price	Exercisable Options	Weighted- Average Exercise Price
Balance at January 1, 2003	3,225,870	$0.55
Granted	1,912,500	$0.15
Surrendered	(120,000)	$0.30

Balance at December 31, 2003	5,018,370	$0.40	2,623,401	$0.51
Granted	215,000	$0.14
Surrendered	(243,989)	$0.39

Balance at December 31, 2004	4,989,381	$0.39	3,367,048	$0.48

MESOSYSTEMS TECHNOLOGY, INC.

Notes to Financial Statements—(Continued)

For the years ended December 31, 2004 and 2003

Outstanding Options				Exercisable Options
Range of Option Exercise Prices	Options Outstanding	Weighted- Average Remaining Contractual Life (Yrs)	Weighted- Average Exercise Price	Options Exercisable	Weighted- Average Exercise Price
$ .14	1,997,500	8.72	$0.14	560,335	$0.14
$ .30 – .33	1,398,344	4.60	$0.30	1,398,344	$0.31
$ .50 – .55	333,000	5.32	$0.50	313,233	$0.51
$ .70 – .77	1,088,135	6.71	$0.70	926,151	$0.71
$1.70 –1.76	172,402	6.35	$1.74	168,985	$1.72

	4,989,381	6.74	$0.39	3,367,048	$0.48

The weighted average per share fair value of employee stock options granted with exercise prices equal or exceeding the fair value of the underlying common stock on the grant date was $0.09 in 2003. No employee options with exercise prices equal to or exceeding the fair value of the underlying common stock were granted in 2004. The weighted average per share fair value of options granted with exercise prices less than the fair value of the underlying common stock in 2004 and 2003 was $0.16 and $0.12 in 2004 and 2003, respectively.

At December 31, 2004, the Company had non-callable warrants for the purchase of 2,050,000 shares of common stock at exercise prices ranging from $0.14 to $0.30 per share. Such warrants were issued in 2004 and 2003 as partial consideration for general management and marketing consulting services. Operating expense includes $98,242 and $165,800 in 2004 and 2003, respectively, for compensation expense related to the warrants determined based on the black scholes option pricing and assuming a volatility factor of 0.60, a warrant life of 5 to 6 years, no expected dividends, and a risk free interest rate ranging from of 3.52% to 3.87%. The warrants are immediately exercisable and expire during periods ranging from September 30, 2008 through March 31, 2010.

Employee Share Purchase Plan

On June 1, 1999, the Company’s board of directors approved the issuance of up to 750,000 shares of common stock under the MesoSystems Employee Share Purchase Plan. The Employee Share Purchase Plan allows eligible employees to purchase common stock on a monthly basis at its estimated fair market value. Employee contributions to the Employee Stock Purchase Plans were approximately $3,600 and $3,800 for the years ended December 31, 2004 and 2003, respectively. Pursuant to the Employee Share Purchase Plan, 25,714 and 12,167 shares were issued in fiscal 2004 and 2003, respectively. At December 31, 2004 a total of 309,956 shares of common stock remain available for grant under the plan.

Retirement Benefit Plan

The Company has a 401(k) retirement plan covering substantially all of its employees. Employees are eligible to participate in the 401(k) plan if they are 18 years of age and have completed six months of service to the Company. Eligible employees may contribute to the retirement plan through payroll deductions and are 100% vested in their deferral contributions account. The Company can also elect to make employer discretionary contributions. Plan participants are 100% vested in employer contributions after five years of service. No employer contributions were made to the 401(k) retirement plan for the years ended December 31, 2004 or 2003.

MESOSYSTEMS TECHNOLOGY, INC.

Notes to Financial Statements—(Continued)

For the years ended December 31, 2004 and 2003

NOTE H—COMMITMENTS AND CONTINGENCIES

Leases

The Company rents office and laboratory space in Kennewick, Washington, and Albuquerque, New Mexico; under lease agreements that expire in December 2007 and December 2005, respectively. Rent expense totaled $117,782 and $180,786 for the years ended December 31, 2004 and 2003, respectively.

The Company conducts a portion of its operations utilizing equipment leased under operating leases. Lease expense was $132,178 and $120,268 for the years ended December 31, 2004 and 2003, respectively.

The minimum lease commitments under operating equipment and facilities leases are as follows:

2005	$124,218
2006	85,026
2007	43,961

$253,205

Contingencies

In March 2001 the Company entered into a severance agreement with one of its founders under which the Company agreed to pay to the founder $5,000 per month through December 31, 2005. The founder then had an annual option to either put shares back to the Company or to repay the amount received in cash. The founder’s option to put shares back to the Company in the first annual period was an in the money option and the founder fulfilled his obligation in the first annual period by putting 27,363 shares to the Company. During 2002, the Company paid $50,000 to the founder. However a dispute arose between the parties as to whether the put option over the remaining term of the agreement was a fair value or fixed price option. The founder maintained that he had the right to put shares back to the Company at $2.10 per share while the Company maintained that the put option was a fair value option. Litigation ensued and the matter was settled in 2005. The terms of settlement provided that the Company would pay the founder approximately $153,500 and that the Founders obligation with respect to the $50,000 he received in 2002 would be settled in exchange for the transfer of 97,797 common shares back to the Company. In addition, the founder agreed to sell back to the Company his remaining 916,506 common shares at a price per share to be determined based on a formula which provided for a minimum value which could be increased based on a percentage of the price per share received by common shareholders on the sale of the Company to ICX (note J). Ultimately, the founder received approximately $199,000 for such shares. As the ultimate outcome was uncertain at December 31, 2004 no amounts are accrued in the accompanying financial statements relating to this matter. The amount previously paid to the founder of $50,000 is recorded against stockholders equity.

In the normal course of business, there are various claims, lawsuits, and pending actions involving the Company. The Company intends to vigorously defend its position with respect to these matters. The liability, if any, associated with these matters is not determinable at December 31, 2004; however, management believes the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

NOTE I—DISCONTINUED OPERATIONS

In September 2003, the Company sold its majority ownership in Mesofuel, Inc. for $300,000 in cash, $280,000 in notes receivable and the assumption by the buyer of $460,195 in net liabilities. The Company

MESOSYSTEMS TECHNOLOGY, INC.

Notes to Financial Statements—(Continued)

For the years ended December 31, 2004 and 2003

received full payment for the $280,000 note receivable in 2004. The operating results and related gain on the sale has been reported as discontinued operations in the accompanying financial statements. Revenue from discontinued operations approximated $650,000 in 2003.

NOTE J—SUBSEQUENT EVENT

In November 2005, ICx Technologies acquired all of the outstanding Common and Preferred stock (collectively, “Capital Stock”) of the Company and the Company became a wholly-owned subsidiary of ICx. ICx was formed in 2003 to acquire and integrate companies with leading technologies for sensing, detecting, imaging and projecting power. ICx’s principal markets are civilian and military security. ICx acquired the Capital Stock of the Company using a combination of ICx stock and cash.

MESOSYSTEMS TECHNOLOGY, INC.

Unaudited Financial Statements

Nine Months Ended September 30, 2005 and 2004

MESOSYSTEMS TECHNOLOGY, INC.

Balance Sheets

As of September 30, 2005 and December 31, 2004

	Unaudited 2005	2004
CURRENT ASSETS
Cash & cash equivalents	$241,203	$173,092
Accounts receivable	680,184	628,559
Unbilled revenue	—	59,750
Inventory, net	224,689	238,204
Prepaid expenses and other current assets	46,732	890,487

Total Current Assets	1,192,808	1,180,092
Property and equipment	637,532	567,912
Less accumulated depreciation	323,480	247,627

	314,052	320,285
Intangible assets, net of accumulated amortization of $109,123 and $71,339 in 2005 and 2004, respectively	306,175	307,579

Total assets	$1,813,035	$1,807,956

LIABILITIES AND STOCKHOLDERS’ DEFICIT

CURRENT LIABILITIES
Current portion of long-term debt	$68,123	$149,356
Convertible promissory notes payable	1,632,600	1,547,600
Accounts payable	296,493	254,098
Accrued payroll	280,392	217,485
Accrued expenses and other current liabilities	511,323	558,053
Advance payments from customers	30,919	65,111

Total current liabilities	2,819,850	2,791,703
Long-term debt	26,911	78,662

Total liabilities	2,846,761	2,870,365
Series A convertible redeemable preferred stock, par value $0.01 per share; 10,000,000 shares authorized, 6,053,454 shares outstanding at September 30, 2005 and December 31, 2004, liquidation preference $5,871,850	5,841,711	5,847,094
Warrants to purchase convertible redeemable preferred stock Series A	344,938	334,938
Temporary equity—redemption value of common stock and common stock warrants	1,479,089	1,125,575

STOCKHOLDERS’ DEFICIT
Common stock, par value $0.01 per share; 20,000,000 shares authorized, 5,790,921 and 4,406,846 shares issued and outstanding at September 30, 2005 and December 31, 2004, respectively	57,909	44,069
Additional paid-in capital	1,275,658	1,214,946
Redemption value of common stock and common stock warrants	(1,479,089)	(1,125,575)
Receivable subject to settlement through common stock put option	—	(50,000)
Unearned compensation	(61,789)	(15,492)
Accumulated deficit	(8,492,153)	(8,437,964)

Total stockholders’ deficit	(8,699,464)	(8,370,016)

Total liabilities and stockholders’ deficit	$1,813,035	$1,807,956

The accompanying notes are an integral part of these financial statements.

MESOSYSTEMS TECHNOLOGY, INC.

Unaudited Statements of Operations

For the Nine Months Ended September 30, 2005 and 2004

	2005	2004
REVENUES
Products	$1,012,080	$1,133,149
Research and development contracts	3,221,001	1,819,634

Total revenues	4,233,081	2,952,783
COSTS AND EXPENSES
Cost of products	608,543	572,485
Cost of research and development contracts	1,617,758	918,787
Selling, general and administrative expense	1,805,415	1,748,728
Research and development expense	—	185,289
Depreciation and amortization expense	113,538	76,940

Total costs and expenses	4,145,254	3,502,229

Operating income (loss)	87,827	(549,446)
Other income (expense):
Interest income	1,623	11,164
Interest expense	(143,639)	(306,576)

Total other income (expense)	(142,016)	(295,412)

Net loss	$(54,189)	$(844,858)

The accompanying notes are an integral part of these financial statements.

MESOSYSTEMS TECHNOLOGY, INC.

Unaudited Statements of Cash Flows

For the Nine Months Ended September 30, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net loss	$(54,189)	$(844,858)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	113,537	76,940
Non-cash interest expense	—	211,252
(Increase) decrease in
Accounts receivable	(51,625)	(265,944)
Unbilled revenue	59,750	(21,500)
Inventories	13,515	12,656
Prepaid expenses and other current assets	33,755	35,658
Increase (decrease) in
Accounts payable and accrued expenses	61,953	118,185
Advance payments from customers	(34,192)	114,221

Net cash provided by (used in) operating activities	142,504	(563,390)

Cash flows from investing activities:
Collection of note receivable	—	228,529
Payment of patent costs	(36,280)	(42,569)
Purchases of property and equipment	(69,620)	(80,547)

Net cash (used in) provided by investing activities	(105,900)	100,413

Cash flows from financing activities:
Proceeds from issuance of convertible secured notes payable	85,000	616,498
Proceeds from issuance of common shares	207,462	11,425
Repurchase and retirement of common stock	(127,971)	—
Repayment of long-term debt	(132,984)	(184,272)

Net cash provided by financing activities	31,507	443,651

Net change in cash	68,111	(19,326)
Cash at beginning of period	173,092	188,471

Cash at end of period	$241,203	$169,145

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING TRANSACTIONS:
Accretion of preferred stock and preferred stock warrants to redemption value	$4,617	$61,816
Deferred stock compensation from issuance of employee common stock options	49,680	1,650
Change in redemption value of common stock and common stock warrants	353,514	318,104
Receipt of common stock as settlement for note receivable	50,000	—
The accompanying notes are an integral part of these financial statements.

MESOSYSTEMS TECHNOLOGY, INC.

Unaudited Notes to Financial Statements

For the Nine Months Ended September 30, 2005 and 2004

NOTE A—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

MesoSystems Technology, Inc. (the Company) is an early-stage biodefense company engaged in research and development that creates, develops, manufactures, and distributes innovative products for national security and public health. The Company’s core technologies enable its customers to determine if people are being threatened by or have been exposed to harmful and even life-threatening bio-organisms. The Company also performs work under research contracts with various entities in the public and private sectors.

Basis of Presentation

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004. In the opinion of management, these statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2005, are not necessarily indicative of the results that may be expected for any subsequent quarter or for the year ending December 31, 2005.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ from those estimates.

Revenue Recognition

The Company recognizes revenue from the sales of products when persuasive evidence of an arrangement exists, the product has been shipped, title and risk of loss have passed to the customer, and collection from the customer is reasonably assured. Revenue from research and development contracts primarily relates to cost plus contracts and revenue is recognized as the services are provided. Certain contracts provide for fixed payments that may not coincide with revenue recognition. To the extent that customer payments are received in excess of revenue, such payments are recorded as billings in excess of revenue. To the extent that revenue is recognized prior to billing periods defined in the contract, such amounts are recorded as unbilled revenue and are expected to be collected within one year of recognition. Provision for contract losses, if any, are recorded at the time such losses are known. The majority of the Company’s contract revenue is generated from contracts with federal government agencies.

Stock-Based Compensation

The Company has adopted the disclosure only requirements of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation (“SFAS No. 123”), and continues to account for employee stock compensation under the Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB No 25”). Generally, under APB No. 25, compensation expense is only recognized if the

MESOSYSTEMS TECHNOLOGY, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

estimated fair value of the underlying stock on the date of grant equals or exceeds the exercise price. Compensation expense, if any, is recognized in operations on a straight line basis over the vesting periods of the stock options.

SFAS No. 123 encourages companies to recognize expense for stock-based awards as the options vest based on their estimated value on the date of grant. Had compensation cost for the Company been determined pursuant to SFAS No. 123, the Company’s net loss would have been increased to the following pro forma amounts:

	September 30, 2005	September 30, 2004
Net loss as reported	$(54,189)	$(844,858)
Add: Employee stock-based compensation included in reported net loss	1,341	158
Deduct: Employee stock-based employee compensation expense determined under fair value-based method for all awards	(128,074)	(173,993)

Pro forma net loss	$(180,922)	$(1,018,693)

The fair values at the time of each option grant were estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 60%; risk-free interest rates ranging from 3.52% and 3.87%; expected lives of 10 years; and actual forfeitures of stock options granted but not vested.

Stock-based compensation expense for options granted to non-employees has been determined in accordance with SFAS No. 123 and the Emerging Issues Task Force consensus in Issue No. 96-18 Accounting for Equity Instruments that are Issued to Other than Employees for Acquiring, or in Conjunction with Selling, Goods or Services. The fair value of the award is measured using an estimate of the fair value of goods or services received or the fair value of the equity instrument issued, whichever is more reliably measurable. The fair value of options granted to non-employees is periodically remeasured as the underlying options vest and compensation costs are expensed using the graded vesting method over the applicable vesting periods.

Stock based compensation expense for shares granted to non employees is recognized over the vesting period for awards for which restrictions lapse over a service period or on the grant date for shares issued to employees without restriction.

Income Taxes

The Company follows Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. When applicable, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and the respective tax bases for such assets and liabilities and operating loss and tax credit carryforwards.

New Accounting Pronouncements

In December 2004, the FASB issued Statement of Financial Accounting Standard No. 123 (Revised), Share-Based Payment (“SFAS 123R”), which amends SFAS No. 123 and supersedes APB Opinion No. 25. SFAS 123R establishes standards for accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance

MESOSYSTEMS TECHNOLOGY, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

of those equity instruments. SFAS 123R requires that the cost resulting from all share-based payment transactions be recognized in the financial statements based on the fair value of the share-based payment over the applicable vesting period. The Company is required to adopt this statement in 2006 but has not yet determined the impact of adoption on its results of operations.

NOTE B—LIQUIDITY AND CAPITAL RESOURCES

The Company incurred net losses of $1,077,878 and $2,102,999 during the years ended December 31, 2004 and 2003, respectively and since inception has incurred losses of approximately $8.5 million. Such losses have primarily been funded through debt and equity financing.

In the latter part of 2004 the Company secured significant funding from the federal government to continue key technology research and has reduced its losses during the first nine months of 2005. As more fully described in Note G, in November 2005, the Company was acquired and became a wholly-owned subsidiary of ICx Technologies, Inc. (“ICx”). Since the acquisition, ICx has provided working capital to the Company to support ongoing operations. Management believes that factors described above, along with the financial strength of ICx, supports the Company’s ability to continue to operate as a business enterprise.

NOTE C—CONVERTIBLE NOTES PAYABLE

In 2005, the Company issued $85,000 in convertible notes payable to Ardesta, LLC (“Ardesta”), the Company’s majority shareholder. The note bears interest at 10% and is payable on demand. The note is convertible at the option of Ardesta at any time into the Company’s Series A preferred stock at a conversion price of $0.70 per share. At September 30, 2005 the Company had $1,235,000 of convertible notes payable outstanding with Ardesta and $397,600 outstanding with other investors. In connection with the acquisition of the Company by ICx (See Note G), all outstanding convertible notes were converted to Series A preferred stock and such stock was acquired by ICx.

NOTE D—CONVERTIBLE REDEEMABLE PREFERRED STOCK

The Company’s Convertible Redeemable Preferred Stock (“Series A”) is redeemable at the option of the holders on or after December 31, 2008, if the holders have not received dividends or other distributions from the Company of at least $0.97 per share. Series A holders may also require redemption in the event of defaults that are not cured. The redemption distribution amount would be equal to the greater of $0.97 per share plus accrued and unpaid dividends or the fair market value of Series A. Holders of Series A shares are only entitled to dividends to the extent that dividends are declared to common stockholders. If a dividend is declared, holders of Series A shares would receive an equivalent dividend as if the Series A shares had been converted to common shares. Because the redemption feature is outside the control of the Company, the Series A has been excluded from Stockholders’ Deficit in the accompanying balance sheets. Because redemption of Series A is outside of the Company’s control, Series A is accounted for under Emerging Issues Task Force Issue D-98, Classification and Measurement of Redeemable Securities (“EITF Topic D-98”). As such, the Company adjusts additional paid-in capital for periodic accretion of the change in redemption value from the initial carrying value through December, 31, 2008, the date that the holders may elect to redeem the securities.

The Series A shares are convertible to common shares at the option of the holder at any time using the ratio of $0.70 divided by $0.70 adjusted for certain dilution factors, if any. Upon the closing of a qualifying underwritten public offering, the Series A shares would be automatically converted into common shares. An automatic conversion would also occur if 66-2/3% of the Series A holders elect to convert their shares to common shares.

MESOSYSTEMS TECHNOLOGY, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

The holders of Series A shares have liquidation preferences ahead of all common stockholders. The liquidation distribution amount would be equal to $0.97 per share plus any accrued and unpaid dividends of such shares. Any funds remaining after $0.97 per share preference would be ratably distributed to holders of Series A and common stock as if the Series A was converted to common stock. The holders of Series A shares have full voting rights of the common stockholders as if the preferred shares were converted to common shares.

NOTE E—COMMON STOCK

Common Stock Redemption Feature

Pursuant to an amended and restated shareholder agreement, upon the death or disability of any Shareholder, the holder of such shares shall have the option to sell all such shares back to the Company at the Stipulated Value of such shares as defined in the agreement. The stipulated value per share is determined annually and designed to approximate fair value. EITF Topic D-98 requires that if securities are potentially redeemable upon the occurrence of an event that is not solely within the control of the Issuer they should be classified outside of permanent equity. Therefore, the Company records an adjustment based on the fair value of its common stock at each balance sheet date to reclassify the potential redemption value of its common stock from permanent to temporary equity.

The Company also records an adjustment at each balance sheet date to classify the potential redemption value of common stock awards granted to non-employees from permanent to temporary equity. Such awards are comprised of common stock warrants vested at issuance. The amount reclassified to temporary equity is determined based on the intrinsic value of the common stock warrant at the balance sheet date.

The amount recorded as temporary equity relating to outstanding common stock and common stock warrants was $1,479,089 and $1,125,575 at September 30, 2005 and December 31, 2004, respectively.

The Company has determined that employee based stock compensation awards do not fall under the scope of EITF Topic D-98.

Common Stock Reserved

A summary of common stock reserved for issuance is as follows as of September 30, 2005

Conversion of outstanding Series A	6,053,454
Assumed conversion of outstanding notes payable convertible to Series A and Series A warrants	1,441,735
Conversion of other un-issued authorized Series A shares	2,504,811
Outstanding common stock options and warrants	6,699,696
Common stock options available for grant	600,304
Employee stock purchase plan	278,087

17,578,087

Shares issuable under convertible notes payable to Ardesta LLC and other investors which are convertible into shares issued in the next round of financing or into Series A shares and warrants issued in connection with those notes (note C) are not included in the table above.

MESOSYSTEMS TECHNOLOGY, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

NOTE F—COMMITMENTS AND CONTINGENCIES

Contingencies

In March 2001 the Company entered into a severance agreement with one of its founders under which the Company agreed to pay to the founder $5,000 per month through December 31, 2005. The founder then had an annual option to either put shares back to the Company or to repay the amount received in cash. The founder’s option to put shares back to the Company in the first annual period was an in the money option and the founder fulfilled his obligation in the first annual period by putting 27,363 shares to the Company. During 2002, the Company paid $50,000 to the founder. However a dispute arose between the parties as to whether the put option over the remaining term of the agreement was a fair value or fixed price option. The founder maintained that he had the right to put shares back to the Company at $2.10 per share while the Company maintained that the put option was a fair value option. Litigation ensued and the matter was settled in 2005. The terms of settlement provided that the Company would pay the founder approximately $153,500 and that the Founders would release 73,095 common shares. Furthermore with respect to the $50,000 obligation, the founder released 24,702 shares back to the company as payment for his outstanding loan he received in 2002. In addition, the founder agreed to sell his remaining 916,506 common shares back to the Company at a price set by an independent evaluation. On October 31, 2005, the agreement was revised, and the founder agreed to sell back to the Company his remaining 916,506, common shares at a price per share to be determined based on a formula which provided for a minimum value which could be increased based on a percentage of the price per share received by common shareholders on the sale of the Company to ICx. Ultimately, the founder received approximately $199,000 for such shares. The Company paid the founder $76,750 of the $153,500 settlement in March 2005 and had accrued an additional $76,750 at September 30, 2005. The amount previously paid to the founder of $50,000 is recorded against stockholders’ equity at December 31, 2004, and was reclassified to paid-in capital upon settlement.

In the normal course of business, there are various claims, lawsuits, and pending actions involving the Company. The Company intends to vigorously defend its position with respect to these matters. The liability, if any, associated with these matters is not determinable at September 30, 2005; however, management believes the ultimate resolution of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

NOTE G—SUBSEQUENT EVENT

In November 2005, ICx acquired all of the outstanding Common and Preferred stock (collectively, “Capital Stock”) of the Company and the Company became a wholly-owned subsidiary of ICx. ICx was formed in 2003 to acquire and integrate companies with leading technologies for sensing, detecting, imaging and projecting power. ICx’s principal markets are civilian and military security. ICx acquired the Capital Stock of the Company using a combination of ICx stock and cash.

TARGET INSTRUMENTS, INC.

Audited Financial Statements

Three Months Ended March 31, 2005 and Fiscal Years Ended December 31, 2004 and 2003

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of

Target Instruments, Inc.:

We have audited the accompanying balance sheets of Target Instruments, Inc. (the Company) as of March 31, 2005, December 31, 2004 and 2003, and the related statements of operations, stockholders’ equity and cash flows for the three months ending March 31, 2005, and for the years ending December 31, 2004 and 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Target Instruments, Inc. as of March 31, 2005, December 31, 2004 and 2003, and the results of their operations and their cash flows for the three months ending March 31, 2005, and for the years ending December 31, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Raleigh, North Carolina

April 14, 2006

Target Instruments, Inc.

Balance Sheets

As of March 31, 2005, and December 31, 2004 and 2003

	2005	2004	2003
Assets
Current assets:
Cash	$203,269	$188,105	$128,375
Accounts receivable	512,457	926,233	569,072
Due from related party	40,251	56,534	33,138
Inventory	171,303	229,122	40,920
Prepaid expenses	10,751	7,501	3,475
Other current assets	1,570	1,752	1,520

Total current assets	939,601	1,409,247	776,500

Property and equipment:
Furniture and equipment	287,795	275,540	173,107
Leasehold improvements	309,881	309,000	256,375
Less—Accumulated depreciation	(99,214)	(81,770)	(21,093)

	498,462	502,770	408,389

Other assets:
Deposits	8,843	8,843	8,843
Loan fees, net	1,884	1,917	0

	10,727	10,760	8,843

	$1,448,790	$1,922,777	$1,193,732

Liabilities and Stockholders’ Equity
Current liabilities:
Accounts payable	$52,911	$80,974	$69,862
Due to related party	784,940	1,229,924	519,623
Deferred revenue	170,040	0	388,629
Accrued expenses	31,319	37,342	32,048
Related-party note payable	0	0	100,000
Current portion of long-term debt	64,082	63,118	0
Other current liabilities	40,729	26,730	32,964

Total current liabilities	1,144,021	1,438,088	1,143,126

Long-term debt, net of current portion	265,406	281,921	0

Long-term deferred tax liability	0	28,231	0

Commitments and contingencies (Notes A and G)
Stockholders’ equity:
Common stock—$200 par value; 500 shares authorized, issued and outstanding	100,000	100,000	100,000
Additional paid-in-capital	36,000	36,000	0
(Accumulated deficit) retained earnings	(96,637)	38,537	(49,394)

	39,363	174,537	50,606

	$1,448,790	$1,922,777	$1,193,732

The accompanying notes are an integral part of these financial statements.

Target Instruments, Inc.

Statements of Operations

For the Three Months Ended March 31, 2005,

And the Years Ended December 31, 2004 and 2003

	2005	2004	2003
Revenues:
Product sales	$706,961	$5,974,592	$961,199
Product development fees—Third party	163,960	951,380	14,620
Product development fees—Related party	0	0	500,000
Repairs and miscellaneous income	25,943	110,448	11,969

	896,864	7,036,420	1,487,788

Cost of goods sold:
Product sales	579,065	4,686,670	751,578
Product development fees—Third party	163,960	801,380	14,620
Product development fees—Related party	0	0	132,860
Repairs and miscellaneous income	19,457	82,836	8,970

	762,482	5,570,886	908,028

Gross profit	134,382	1,465,534	579,760

Selling, general and administrative expenses:
Engineering and product development expenses	53,251	367,140	33,212
Salaries and benefits	114,193	526,106	313,583
Advertising	9,024	3,988	655
Depreciation and amortization	17,477	60,709	21,093
Facility expenses	36,747	153,215	133,465
Interest	4,986	3,343	3,939
Legal and professional	33,603	123,418	38,847
Other administrative expenses	28,506	111,453	84,360

	297,787	1,349,372	629,154

(Loss) income before income taxes	(163,405)	116,162	(49,394)
Income tax (benefit) expense	(28,231)	28,231	0

Net (loss) income	$(135,174)	$87,931	$(49,394)

The accompanying notes are an integral part of these financial statements.

Target Instruments, Inc.

Statements of Stockholders’ Equity

For the Three Months Ended March 31, 2005,

And the Years Ended December 31, 2004 and 2003

	Common Stock	Additional Paid-in Capital	Accumulated Deficit	Total
Balance, January 1, 2003 (inception)	$0	$0	$0	$0
Issuance of common stock	100,000	0	0	100,000
Net loss	0	0	(49,394)	(49,394)

Balance, December 31, 2003	100,000	0	(49,394)	50,606
Sales of common stock	5,000	36,000	0	41,000
Repurchase of common stock	(5,000)	0	0	(5,000)
Net income	0	0	87,931	87,931

Balance, December 31, 2004	100,000	36,000	38,537	174,537
Net loss	0	0	(135,174)	(135,174)

Balance, December 31, 2005	$100,000	$36,000	$(96,637)	$39,363

The accompanying notes are an integral part of these financial statements.

Target Instruments, Inc.

Statements of Cash Flows

For the Three Months Ended March 31, 2005,

And the Years Ended December 31, 2004 and 2003

	2005	2004	2003
Cash flows from operating activities:
Net (loss) income	$(135,174)	$87,931	$(49,394)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	17,477	60,709	21,093
Deferred income taxes	(28,231)	28,231	0
Write-off of obsolete inventory	34,390	0	0
(Increase) decrease in:
Accounts receivable	413,776	(357,161)	(569,072)
Due from related party	16,283	(23,396)	(33,138)
Inventory	23,429	(188,202)	(40,920)
Prepaid expenses	(3,250)	(4,026)	(3,475)
Other current assets	182	(232)	(1,520)
Other assets	0	(1,949)	(8,843)
Increase (decrease) in:
Accounts payable	(28,063)	11,112	69,862
Due to related party	(444,984)	710,301	519,623
Deferred revenue	170,040	(388,629)	388,629
Accrued expenses	(6,023)	5,294	32,048
Other current liabilities	13,999	(6,234)	32,964

Net cash provided by (used in) operating activities	43,851	(66,251)	357,857

Cash flows from investing activities:
Purchases of leasehold improvements	(881)	(52,625)	(256,375)
Purchases of furniture and equipment	(12,255)	(102,433)	(173,107)

Net cash used in investing activities	(13,136)	(155,058)	(429,482)

Cash flows from financing activities:
Proceeds from long-term debt	0	350,000	0
Payment of long-term debt	(15,551)	(4,961)	0
Repurchase of common stock	0	(5,000)	0
Proceeds from related-party note payable	0	0	100,000
Payment of related-party note payable	0	(100,000)	0
Proceeds from common stock	0	41,000	100,000

Net cash (used in) provided by financing activities	(15,551)	281,039	200,000

Net increase in cash	15,164	59,730	128,375
Cash, beginning of period	188,105	128,375	0

Cash, end of period	$203,269	$188,105	$128,375

Supplemental disclosures of cash flow information—Interest paid	$5,033	$7,983	$268

The accompanying notes are an integral part of these financial statements.

Target Instruments, Inc.

Notes to Financial Statements

March 31, 2005, and December 31, 2004 and 2003

Note A—Organization and Operations

Target Instruments, Inc. (the Company) is a Tennessee corporation founded on January 1, 2003, to serve as a U.S. distributor of nuclear detection instruments and as a research and development facility focused on new product development for introduction into the U.S. market. The Company is an affiliate of Target System electronic GmbH (Target GmbH) of Solingen, Germany, a world leader in the development of nuclear detection and high resolution gamma spectrometry instruments. Target GmbH and the Company are related through common stockholders, although there is no direct ownership relationship between the entities.

The Company has an exclusive distributorship agreement with Target GmbH to develop, promote, manufacture, service and sell the Target line of products in the United States. A majority of the Company’s sales are to the Thermo Electron Corporation under an exclusive Original Equipment Manufacturer’s (OEM) contract.

Management Plans and Operating Loss Issues

The Company experienced an operating loss during the three-month period ending March 31, 2005, as a result of costs related to the launch of a new product, the Interceptor. The Company requires additional capital working capital to continue funding its business operations and continue executing its business plan. ICx Technologies, Inc. (see Note I) provided working capital advances of $1,000,000, $600,000 and $500,000 in November 2005, March 2006 and May 2006, respectively. The Company believes that it will need additional funding through 2006 to continue operations.

Note B—Significant Accounting Policies

Inventory

The Company’s inventory is valued at the lower of cost (first in, first out) or market. The Company has written off all inventory it believes is not recoverable through March 31, 2005. No reserves were necessary for inventory as of March 31, 2005, and December 31, 2004 or 2003. The components of the Company’s inventory are as follows:

	March 31, 2005	December 31
		2004	2003
Raw materials	$100,822	$17,812	$19,135
Finished goods	70,481	211,310	21,785

	$171,303	$229,122	$40,920

Property and Equipment

Items capitalized as part of property and equipment are recorded at cost. Costs of maintenance and repairs are expensed as incurred. Provision for depreciation is computed using straight-line and accelerated methods over estimated useful lives as follows:

Furniture and equipment	3 –7 years
Leasehold improvements	10 –15 years

Long-lived Assets

The Company accounts for the impairment and disposition of long-lived assets in accordance with Statement of Financial Accounting Standards (SFAS) No. 144 “Accounting for the Impairment or Disposal of

Target Instruments, Inc.

Notes to Financial Statements—(Continued)

March 31, 2005, and December 31, 2004 and 2003

Long-lived Assets.” In accordance with SFAS No. 144, the long-lived assets to be held are reviewed for events or changes in circumstances that indicate their carrying value may not be recoverable. The Company periodically reviews the carrying value of long-lived assets to determine whether or not an impairment to such value has occurred by assessing their net realizable values based on estimated undiscounted cash flows over their remaining useful lives. No impairment was recorded for the three-month period ended March 31, 2005, nor for the years ended December 31, 2004 and 2003.

Revenue Recognition

Sales of products are recognized as revenue when the products are shipped. Product development fees represent fees paid to the Company to develop specific types of new products that are not commercially available. Such fees are recognized as revenues when agreed upon milestones are achieved, pursuant to written or verbal agreements.

Accounts Receivable

Accounts receivable are reported at the balances of invoices outstanding, and invoice terms are typically 30 days. Invoices are considered past due after 30 days. The Company performs on-going credit evaluations of its customers’ financial conditions and generally requires no collateral on accounts receivable. As bad debts have not been significant to the Company’s operations, no allowance for uncollectible accounts has been established.

Concentrations

The Company maintains cash on deposit at one financial institution, the balance of which exceeds federally insured limits from time to time. Management believes that the credit risk to this deposit is minimal. The Company had significant sales and accounts receivable to three customers, as follows:

			December 31
	March 31, 2005		2004		2003
Customer	% of Accounts Receivable	% of Sales	% of Accounts Receivable	% of Sales	% of Accounts Receivable	% of Sales
A	43.9	0.0	27.3	5.8	1.8	4.6
B	27.2	72.4	65.3	90.9	98.0	60.2
C	15.2	16.0	5.6	1.2	0.0	0.0

Cost of Goods Sold, Shipping and Handling Costs

Cost of goods sold includes all direct manufacturing expenses, as well as an allocation of certain indirect costs. Costs related to shipping and handling are also included in the cost of goods sold.

Deferred Revenue

Payments from customers in advance of the shipment of goods or delivery of services are recorded as deferred revenue. Deferred revenue for the three-month period ended March 2005 includes a payment made by a customer as part of a contract to develop a new product line. Development revenue is recognized as certain milestones are achieved, as defined in the development agreement. Deferred revenue as of March 31, 2005, December 31, 2004 and 2003 totaled $170,040, $0 and $388,629, respectively.

Target Instruments, Inc.

Notes to Financial Statements—(Continued)

March 31, 2005, and December 31, 2004 and 2003

Income Taxes

The Company is organized as a C corporation for federal income tax purposes. The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No. 109, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory rates to differences between financial statement carrying amounts and tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Fair Value of Financial Instruments

The carrying amounts for certain of the Company’s financial instruments, including cash, accounts receivable, accounts payable and other accrued liabilities approximate fair value because of their short maturities. The Company’s long-term note payable approximates fair value at March 31, 2005, as the fixed interest rate is comparable with current market rates. None of the financial instruments are held for trading purposes.

Advertising

The Company expenses advertising costs as they are incurred. Advertising expenses for the three-month period ended March 31, 2005, and the years ended December 31, 2004 and 2003 totaled $9,024, $3,988 and $655, respectively.

Fiscal Year

Effective April 1, 2005, the Company adopted a fiscal year for federal income tax and financial reporting purposes. The initial reporting period is for the three-month period ending March 31, 2005. Previous to this change, the Company’s fiscal year was December 31 for both federal income tax and financial reporting purposes.

Impact of New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement 151, “Inventory Costs,” an amendment of ARB No. 43, Chapter 4, which is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The amendments made by Statement 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges, and by requiring the allocation of fixed production overheads to inventory, based on the normal capacity of the production facilities. The Company does not believe that the adoption of Statement 151 will have a significant effect on its financial statements.

Target Instruments, Inc.

Notes to Financial Statements—(Continued)

March 31, 2005, and December 31, 2004 and 2003

In December 2004, the FASB issued Statement 153, “Exchanges of Nonmonetary Assets,” an amendment of APB Opinion No. 29. This Statement is effective for nonmonetary asset exchanges occurring in fiscal years beginning after June 15, 2005. The amendments made by Statement 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges and by requiring the allocation of fixed production overheads to inventory, based on the normal capacity of the production facilities. The Company does not believe that the adoption of Statement 151 will have a significant effect on its financial statements.

In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections.” This Statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application of voluntary changes in accounting principles and changes required by the accounting pronouncement to the prior periods’ financial statements in the event the pronouncement does not include specific transition provisions. Statement 154 is effective for annual periods beginning after December 15, 2005. The Company does not expect the adoption of Statement 154 to have a material impact on the Company’s financial position or results of operations.

Note C—Related-party Note Payable

In September 2003, the Company borrowed $100,000 from Target GmbH under a short-term note payable, which was repaid in March of 2004. The interest rate on the unsecured note was 12% per annum. At December 31, 2003, the unpaid balance was $100,000, plus accrued interest of $4,000 (see Note G).

Note D—Note Payable

The Company’s long-term debt was obtained in October 2004, in order to meet working capital needs relating to a new product launch and consists of a note payable to a commercial bank in the amount of $350,000, payable over 5 years, beginning December 2004. Principal and interest payments of $6,861 are due monthly. The note bears a fixed interest rate of 6.1%, and has an outstanding balance at March 31, 2005, and December 31, 2004, of $329,488 and $345,039, respectively. The note is collateralized by all assets of the Company.

The following is a summary of scheduled principal maturities of long-term debt during the next five years:

2006	$64,082
2007	68,085
2008	72,338
2009	76,857
2010	48,126

329,488
Less—Current portion	(64,082)

Long-term portion	$265,406

In October 2004, the Company also obtained a line of credit in the amount of $100,000 from the same commercial bank. The credit line bears interest at a variable rate of prime (5.75% at March 31, 2005) plus 1% and is secured by the Company’s accounts receivable. The credit line expires on September 1, 2006. There is no amount outstanding on the line of credit as of March 31, 2005, or December 31, 2004.

Target Instruments, Inc.

Notes to Financial Statements—(Continued)

March 31, 2005, and December 31, 2004 and 2003

Note E—Retirement Plan

The Company sponsors a 401(k) retirement plan for the benefit of eligible employees. Under the plan, the Company matches 50% of the first 5% of pay that is contributed to the plan. Expenses under the plan totaled $5,456 for the three-month period ended March 31, 2005. For the years ended December 31, 2004 and 2003, expenses under the plan totaled $13,133 and $8,687, respectively.

Note F—Related-party Transactions

Operating under an exclusive distributor contract, the Company purchases most of its inventory from Target GmbH. As of March 31, 2005, and December 31, 2004 and 2003, the Company had accounts payable owed to Target GmbH of $784,940, $1,229,924 and $519,623, respectively for its inventory purchases.

Total amounts purchased from Target GmbH for the three-month period ended March 31, 2005, and years ended December 31, 2004 and 2003, were $669,672, $4,434,836 and $649,179, respectively. Target GmbH also purchases some products and services from the Company. As of March 31, 2005, and December 31, 2004 and 2003, the Company had accounts receivable owed by Target GmbH of $40,251, $56,534 and $33,138, respectively. For the three months ended March 31, 2005, and the years ended December 31, 2004 and 2003, the Company had sales to Target GmbH of approximately $32,000, $106,000 and $509,000, respectively.

The Company leases office and processing facilities from its majority stockholder. On January 1, 2005, the Company signed a new lease agreement with the majority stockholder to lease the facilities for fifteen years through December 31, 2020. The total annual rent for the first year amounted to $90,000, payable in equal monthly installments. The rent escalates based upon increases in the Consumer Price Index.

For the years ended December 31, 2004 and 2003, the Company leased the facilities from its majority stockholder under one year lease agreements which were renewed annually. For the three-month period ended March 31, 2005, and the years ended December 31, 2004 and 2003, rent expense totaled $22,500, $90,000 and $90,000, respectively.

Future minimum payments required under the operating lease are as follows:

Fiscal year ending March 31:
2006	$90,000
2007	90,000
2008	90,000
2009	90,000
2010	90,000
Thereafter	877,500

Total	$1,327,500

Note G—Income Taxes

The Company has estimated federal and state income tax net operating loss carryforwards of approximately $220,847, as of March 31, 2005, which expire beginning in 2025. The net operating loss carryforwards may be offset against future taxable income to the extent permitted by the Internal Revenue Code. These carryforwards may be limited in the future due to the provisions under Internal Revenue Code Section 382 that addresses

Target Instruments, Inc.

Notes to Financial Statements—(Continued)

March 31, 2005, and December 31, 2004 and 2003

ownership changes (see Note H). Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

The Company’s provision for income taxes consists of the following:

	Three Months Ended March 31, 2005	Year Ended December 31
		2004	2003
Current provision:
Federal	$0	$0	$0
State	0	0	0

	0	0	0

Deferred provision:
Federal	(21,246)	23,132	0
State	(6,985)	5,099	0

	(28,231)	28,231	0

Total income tax provision	$(28,231)	$28,231	$0

The provision for income differs from the amount obtained by applying the United States federal income tax rate (34%) to pretax income due to the following:

	Three Months Ended March 31, 2005	Year Ended December 31
		2004	2003
United States federal income tax at statutory rate	$(55,558)	$39,495	$(16,794)
State income taxes	(6,985)	5,099	(1,936)
Permanent differences	199	918	1,449
Change in valuation allowance	34,113	(17,281)	17,281

	$(28,231)	$28,231	$0

Components of the Company’s deferred tax assets and liabilities are as follows at March 31, 2005, and December 31, 2004 and 2003.

	2005	2004	2003
Deferred tax assets:
Federal and state net operating loss carryforward	$84,563	$25,414	$37,912
Accrued vacation	8,892	9,193	0
Other	191	191	0

	93,646	34,798	37,912
Deferred tax liabilities—Depreciation and amortization	59,533	63,029	20,631

	59,533	63,029	20,631
Less—Valuation allowance	(34,113)	0	(17,281)

Net deferred tax liability	$0	$28,231	$0

Target Instruments, Inc.

Notes to Financial Statements—(Continued)

March 31, 2005, and December 31, 2004 and 2003

Net deferred tax assets have been fully offset by a valuation allowance at March 31, 2005, and December 31, 2003, since realization of these benefits could not be reasonably assured.

Note H—Subsequent Events

In August 2005, the Company obtained a $500,000 line of credit with a commercial bank. The credit line bears interest at a variable rate (5.75% at March 31, 2005) plus 1% and is guaranteed by certain shareholders of the Company. The credit line expires November 2006 and replaces the $100,000 line of credit discussed in Note D.

On November 15, 2005, ICx Technologies, Inc. (ICx) acquired all of the outstanding common stock of the Company and the Company became the wholly owned subsidiary of ICx. ICx was incorporated by Digital Power Capital (DPC) in 2003 and began operations in 2005. ICx was formed to acquire and integrate companies with leading technologies for sensing, detecting, imaging and projecting power. ICx’s principal markets are civilian and military security. ICx acquired the common stock of the Company using a combination of ICx stock, options and cash.

TARGET INSTRUMENTS, INC.

Unaudited Financial Statements

Nine Months Ended September 30, 2005 and 2004

TARGET INSTRUMENTS, INC.

Balance Sheets

As of September 30, 2005 and December 31, 2004

	Unaudited 2005	2004
Assets
Current assets:

Cash	$71,910	$188,105
Accounts receivable	362,295	926,233
Due from related party	48,559	56,534
Inventory	513,441	229,122
Prepaid expenses	6,249	7,501
Other current assets	1,365	1,752

Total current assets	1,003,819	1 ,409,247

Property and equipment:

Furniture and equipment	329,557	275,540
Leasehold improvements	318,250	309,000
Less—Accumulated depreciation	(133,258)	(81,770)

	514,549	502,770

Other assets:

Deposits	8,843	8,843
Loan fees, net	4,189	1,917

	13,032	10,760

	$1,531,400	$1,922,777

Liabilities and Stockholders’ Equity
Current liabilities:

Accounts payable	$130,795	$80,974
Due to related party	810,318	1 ,229,924
Deferred revenue	177,435	—
Accrued expenses	40,537	37,342
Related-party note payable	—	—
Current portion of long-term debt	65,857	63,118
Other current liabilities	262,532	26,730

Total current liabilities	1,487,474	1,438,088

Long-term debt, net of current portion	233,864	281,921

Long-term deferred tax liability	—	28,231

Commitments and contingencies
Stockholders’ equity:
Common stock; $200 par value; 500 shares authorized, issued and outstanding at September 30, 2005 and December 31 , 2004	100,000	100,000
Additional paid-in capital	36,000	36,000
(Accumulated deficit) retained earnings	(325,938)	38,537

	(189,938)	174,537

	$1,531,400	$1,922,777

The accompanying notes are an integral part of these financial statements.

TARGET INSTRUMENTS, INC.

Unaudited Statements of Operations

For the Nine Months Ended September 30, 2005 and 2004

	2005	2004
Revenues:
Product sales	$3,212,477	$3,996,446
Product development fees—Third party	334,900	491,065
Product development fees—Related party	—	—
Repairs and miscellaneous income	98,669	95,576

	3,646,046	4,583,087

Cost of goods sold:
Product sales	2,310,790	2,843,379
Product development fees—Third party	240,899	349,381
Product development fees—Related party	—	—
Repairs and miscellaneous income	70,974	68,000

	2,622,664	3,260,761

Gross profit	1,023,382	1,322,326

Selling, general and administrative expenses:
Engineering and product development expenses	439,372	602,609
Salaries and benefits	530,455	436,883
Advertising	17,114	3,208
Depreciation and amortization	51,521	28,800
Facility expenses	49,992	44,696
Interest	16,660	2,000
Legal and professional	102,029	84,028
Other administrative expenses	208,945	176,004

	1,416,088	1,378,228

Loss before income taxes	(392,706)	(55,902)
Income tax benefit	(28,231)	—

Net loss	$(364,475)	$(55,902)

The accompanying notes are an integral part of these financial statements.

TARGET INSTRUMENTS, INC.

Unaudited Statements of Cash Flows For the Nine Months

Ended September 30, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net (loss) income	$(364,475)	$(55,902)
Adjustments to reconcile net (loss) income to net cash provided by (used in) operating activities:
Depreciation and amortization	51,521	22,607
Deferred income taxes	(28,231)	—
(Increase) decrease in:
Accounts receivable	563,938	352,443
Due from related party	7,975	(26,559)
Inventory	(284,319)	(429,790)
Prepaid expenses	1,252	(4,105)
Other current assets	387	(385)
Other assets	(2,305)	(1,670)
Increase (decrease in:
Accounts payable	49,821	(11,461)
Due to related party	(419,606)	466,154
Deferred revenue	177,435	(138,694)
Accrued expenses	3,195	20,016
Other current liabilities	235,802	(32,964)

Net cash provided by (used in) operating activities	(7,610)	159,690

Cash flows from investing activities:

Purchase of leasehold improvements	(9,250)	(47,044)
Purchase of furniture and equipment	(54,017)	(94,824)

Net cash used in investing activities	(63,267)	(141,868)

Cash flows from financing activities:

Payment of long-term debt	(45,318)	—
Repurchase of common stock	—	(5,000)
Payment of related-party note payable	—	(100,000)
Proceeds from common stock	—	41,000

Net cash used in financing activities	(45,318)	(64,000)

Net decrease in cash	(116,195)	(46,178)
Cash, beginning of period	188,105	128,375

Cash, end of period	$71,910	$82,197

Supplemental disclosures of cash flow information—Interest paid	$260,015	$210,572

The accompanying notes are an integral part of these financial statements.

TARGET INSTRUMENTS, INC.

Unaudited Notes to Financial Statements

For the Nine Months Ended September 30, 2005 and 2004

NOTE A—ORGANIZATION AND OPERATIONS

Target Instruments, Inc. (the Company) is a Tennessee corporation founded on January 1, 2003, to serve as a U.S. distributor of nuclear detection instruments and as a research and development facility focused on new product development for introduction into the U.S. market. The Company is an affiliate of Target Systemelectronic GmbH (Target GmbH) of Solingen, Germany, a world leader in the development of nuclear detection and high resolution gamma spectrometry instruments. Target GmbH and the Company are related through common stockholders, although there is no direct ownership relationship between the entities.

The Company has an exclusive distributorship agreement with Target GmbH to develop, promote, manufacture, service and sell the Target line of products in the United States. A majority of the Company’s sales are to the Thermo Electron Corporation under an exclusive Original Equipment Manufacturer’s (OEM) contract.

NOTE B—SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004. In the opinion of management, the statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the Company’s management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2005, are not necessarily indicative of the results that may be expected for any subsequent quarter or for the year ending December 31, 2005.

Inventory

The Company’s inventory is valued at the lower of cost (first in, first out) or market. The Company has written off all inventory it believes is not recoverable through September 30, 2005. No reserves were necessary for inventory as of September 30, 2005 and December 31, 2004. The components of the Company’s inventory are as follows:

	September 30, 2005	December 31, 2004
Raw materials	$453,261	$17,812
Finished goods	60,180	211,310

	$513,441	$229,122

Revenue Recognition

Sales of products are recognized as revenue when the products are shipped. Product development fees represent fees paid to the Company to develop specific types of new products that are not commercially available. Such fees are recognized as revenues when agreed upon milestones are achieved, pursuant to written or verbal agreements.

TARGET INSTRUMENTS, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

Deferred Revenue

Payments from customers in advance of the shipment of goods or delivery of services are recorded as deferred revenue. Deferred revenue at September 30, 2005, includes a payment made by a customer as part of a contract to develop a new product line. Development revenue is recognized as certain milestones are achieved, as defined in the development agreement.

Income Taxes

The Company is organized as a C corporation for federal income tax purposes. The Company accounts for income taxes under SFAS No. 109, “Accounting for Income Taxes.” Under SFAS No.109, deferred income taxes are recognized for the tax consequences of “temporary differences” by applying enacted statutory rates to differences between financial statement carrying amounts and tax bases of existing assets and liabilities. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are provided if, based upon the weight of available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impact of New Accounting Pronouncements

In November 2004, the Financial Accounting Standards Board (FASB) issued Statement 151, “Inventory Costs,” an amendment of ARB No. 43, Chapter 4, which is effective for inventory costs incurred during fiscal years beginning after June 15, 2005. The amendments made by Statement 151 will improve financial reporting by clarifying that abnormal amounts of idle facility expense, freight, handling costs and wasted materials (spoilage) should be recognized as current period charges, and by requiring the allocation of fixed production overheads to inventory, based on the normal capacity of the production facilities. The Company does not believe that the adoption of Statement 151 will have a significant effect on its financial statements.

In May 2005, the FASB issued Statement 154, “Accounting Changes and Error Corrections.” This Statement provides guidance on the accounting for and reporting of accounting changes and error corrections. It requires retrospective application of voluntary changes in accounting principles and changes required by the accounting pronouncement to the prior periods’ financial statements in the event the pronouncement does not include specific transition provisions. Statement 154 is effective for annual periods beginning after December 15, 2005. The Company does not expect the adoption of Statement 154 to have a material impact on the Company’s financial position or results of operations.

NOTE C—LONG-TERM DEBT

In August 2005, the Company obtained a $500,000 line of credit with a commercial bank. The credit line bears interest at a variable rate (7.5% at September 30, 2005) plus 1% and is guaranteed by certain stockholders of the Company. The credit line expires November 2006.

TARGET INSTRUMENTS, INC.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

NOTE D—RELATED-PARTY TRANSACTIONS

Operating under an exclusive distributor contract, the Company purchases most of its inventory from Target GmbH. As of September 30, 2005 and December 31, 2004, the Company had accounts payable owed to Target GmbH of $810,318 and $1,229,924, respectively for its inventory purchases.

Total amounts purchased from Target GmbH for the nine month periods ended September 30, 2005 and 2004 were $2,582,902 and $2,887,429, respectively. Target GmbH also purchases some products and services from the Company. As of September 30, 2005 and December 31, 2004, the Company had accounts receivable owed by Target GmbH of $48,559 and $56,534, respectively. For the nine month periods ended September 30, 2005 and 2004, the Company had sales to Target GmbH of approximately $40,318 and $101,955, respectively.

The Company leases office and processing facilities from its majority stockholder. On January 1, 2005, the Company signed a new lease agreement with the majority stockholder to lease the facilities for fifteen years through December 31, 2020. The total annual rent for the first year amounts to $90,000, payable in equal monthly installments. The rent escalates based upon increases in the Consumer Price Index.

For the years ended December 31, 2004 and 2003, the Company leased the facilities from its majority stockholder under one year lease agreements which were renewed annually. For the nine month periods ended September 30, 2005 and 2004, rent expense totaled $67,500 and $67,500, respectively.

NOTE E—SUBSEQUENT EVENT

On November 15, 2005, ICx Technologies, Inc. (ICx) acquired all of the outstanding common stock of the Company, and the Company became the wholly owned subsidiary of ICx. ICx was incorporated by Digital Power Capital (DPC) in 2003 and began operations in 2005. ICx was formed to acquire and integrate companies with leading technologies for sensing, detecting, imaging and projecting power. ICx’s principal markets are civilian and military security. ICx acquired the common stock of the Company using a combination of ICx stock, options and cash.

TARGET SYSTEMELECTRONIC GMBH

Audited Financial Statements

Fiscal Year Ended March 31, 2005

Report of Independent Certified Public Accountants

To the Board of Directors of target systemelectronic GmbH, Solingen/Germany:

We have audited the financial statements comprising the balance sheet, statements of income and notes to the financial statements of target systemelectronic GmbH, Solingen/Germany, as of March 31, 2005 and for the year then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of target systemelectronic GmbH, Solingen/Germany, as of March 31, 2005, and the results of its operations for the year then ended in conformity with regulations of the German Commercial Code (HGB).

Düsseldorf, 10 May 2006

Grant Thornton GmbH
Wirtschaftsprüfungsgesellschaft

Dr. Gernot Hebestreit Wirtschaftsprüfer (Auditor)	Hermann-Josef Schulze Osthoff Wirtschaftsprüfer (Auditor)

target systemelectronic GmbH, Solingen

Balance sheet as of 31 March 2005

	31 March 2005 EUR
Assets
A. Fixed Assets

I. Intangible fixed assets

Concessions, industrial and similar rights and assets, and licenses in such rights		6.258,50

II. Tangible Assets

Other equipment, operating and office equipment		113.446,00

		119.704,50

B. Current Assets

I. Inventories

1. Raw materials, supplies and operating materials	511.253,21

2. Work in progress	461.956,58

		973.209,79
II. Receivables and other assets

1. Trade debtors	1.087.939,90

2. Other assets	662.179,33

		1.750.119,23
III. Cash		77.480,47

		2.800.809,49

C. Prepayments and Accrued Income		27.695,63

		2.948.209,62

Equity & Liabilities
A. Shareholders’ Equity

I. Subscribed Capital	513.000,00

II. Retained earnings	573.555,98

III. Net loss for the year	-50.407,24

		1.036.148,74
B. Accruals and Provisions

Other Provisions		236.540,97

C. Liabilities

1. Liabilities to banks	614.680,21

2. Payments received on account of orders	89.146,00

3. Trade payables	845.356,79

4. Other liabilities	126.336,91

		1.675.519,91

		2.948.209,62

target systemelectronic GmbH, Solingen

Profit and loss account 2004 / 2005

2004 / 2005 EUR
1. Turnover	6.082.240,76

2. Increase in finished goods inventories and work in progress	204.146,78

6.286.387,54

3. Other operating income	147.728,96

4. Cost of materials
a) Cost of raw materials and operating materials and goods for resale	-2.747.659,98
b) Cost of purchased services	-279.706,89

-3.027.366,87

5. Personnel expenses
a) Wages and salaries	-1.840.782,83
b) Social security, post-employment and other employee benefit costs	-301.290,18

-2.142.073,01

6. Amortisation of intangible fixed assets and depreciation of tangible assets	-74.209,66

7. Other operating expenses	-1.177.258,87

8. Other interest an similar income	27.811,30

9. Other interest and similar expenses	-97.773,02

10. Result from ordinary activities	-56.753,63

11. Income taxes	8.898,24

12. Other taxes	-2.551,85

12. Net loss for the year	-50.407,24

target systemelectronic GmbH, Solingen

Notes to the financial statements as of 31 March 2005

I.	General

target systemelectronic GmbH, Solingen, was founded by articles of association dated 02 December 1983 and is a German manufacturer of radiation measurement equipment.

The financial statements for the year ended 31 March 2005 are presented in accordance with the regulations of the German Commercial Code (HGB) and the relevant regulations of the Limited Liability Company Law (GmbHG).

For the profit and loss account, a format has been maintained which analyses expenditures by function (section 275 paragraph 2 HGB). The company partly uses the facilities of section 274a, 276 and 288 of HGB for “small-sized companies” in respect of section 267 paragraph 1 of HGB.

II.	Accounting and valuation principles

Intangible assets are valued at acquisition cost less scheduled straight-line amortization over the estimated useful lives of the assets, which range from 3 to 4 years.

Tangible fixed assets are valued at acquisition cost less scheduled depreciation over the estimated useful lives of the assets, which range from 3 to 13 years. Depreciation is calculated according to the declining balance method. The depreciation method changes from the declining balance method to straight-line depreciation when this results in higher depreciation amounts. Low-value assets up to EUR 410.00 are fully expensed in the year of acquisition and shown as disposals in the fixed assets movements schedule.

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Inventories as of March 31, 2005 and as of April 01, 2004 (opening balance) are not based on physical stock counts but are based on a rollback from the physical count performed by the company in December 2005. This rollback includes assumptions and accounting estimates made by management. Inventories are valued at the lower of average acquisition or production costs and net realisable value. Production costs include, in addition to direct costs, an appropriate allocation of overhead costs of production. Interest is not included in the production costs. Provisions are set up to account for slow-moving items, items that can only be sold at a discount or for items not in use.

Accounts receivables and other current assets are principally carried at their nominal value. Valuation allowances are calculated under general assumptions taking into account the ageing of the receivables covering the risk of losses and costs in connection with the collection of the receivables.

Cash includes cash on hand and cash at banks and is valued at nominal values. The company does not have any items that would be considered cash equivalents and no checks in transit.

Tax provisions are recognized for German trade income taxes, German corporate income taxes and similar income taxes in the amount necessary to meet the expected payment obligations, less any prepayments which have been made. Provisions for taxes and other liabilities are recorded such that all known obligations and potential risks are adequately accrued at balance sheet date.

Liabilities are stated at their repayment values.

target systemelectronic GmbH, Solingen

Notes to the financial statements as of 31 March 2005—(Continued)

III.	Currency translation

Receivables and liabilities denominated in foreign currency have been translated at the exchange rate at the date of origin or with the lower exchange rate at the balance sheet date in the case of receivables, or with the higher exchange rate at the balance sheet date in case of liabilities.

IV.	Comments on balance sheet and profit and loss accounts items

(1)	Fixed assets

The development of intangible and tangible fixed assets as well as the amortization and depreciation are set out in the following fixed assets movement schedule.

target systemelectronic GmbH, Solingen

Notes to the financial statements as of 31 March 2005—(Continued)

Fixed assets movement schedule for the financial year 2004/2005

	Costs				Amortization / Depreciation				Book values
	as of 01.04.2004	Additions	Disposals	as of 31.03.2005	as of 01.04.2004	Additions	Disposals	as of 31.03.2005	as of 31.03.2005	as of 31.03.2004
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
I. Intangible assets
Concessions, industrial and similar rights and assets and licences in such rights	79.755,00	2.615,00	0,00	82.370,00	71.966,00	4.145,50	0,00	76.111,50	6.258,50	7.789,00
II. Fixed assets
Other equipment, operating and office equipment	402.101,41	44.073,16	14.402,50	431.772,07	262.664,41	70.064,16	14.402,50	318.326,07	113.446,00	139.437,00

	481.856,41	46.688,16	14.402,50	514.142,07	334.630,41	74.209,66	14.402,50	394.437,57	119.704,50	147.226,00

target systemelectronic GmbH, Solingen

Notes to the financial statements as of 31 March 2005—(Continued)

(2)	Receivables and other current assets

All receivables and other current assets have a maturity within one year. Trade debtors include amounts receivables from a related company of EURk 597.

The primary components of other assets relate to loans to shareholders, including accrued interest, amounting to EURk 487. The single components are as follows:

EURk
Receivable from Mr. Henke	109
Receivable from Mr. Stein	276
Receivable from Oxford Instruments Overseas
Holding Limited, Oxfordshire/UK	102

487

The loans are cancelable at any time and should be repaid by profit distributions. Interest amounts to 4% annually. Based on the loan contracts at the balance sheet date the term to maturity is less than five years. By the Share Transfer and Assignment Agreement dated 21 October 2005, closed on 15 November 2005 ICx Technologies Inc., Delaware/USA, purchased all shares of the company from the shareholders. At the closing date the buyer assumed the loans to shareholders with an intention to convert the loans into short term repayable loans. Therefore, at the balance sheet date the balances are classified as other current assets with a maturity under 1 year.

(3)	Prepayments and Accrued Income

The balance consist primarily of prepaid insurance premiums.

(4)	Shareholders’ Equity

The subscribed capital amounts to EUR 513.000 and is shown in the commercial register (Handesregister) under HR B 15601. In accordance with an oral shareholders’ resolution from February 2005 (confirmed by management) the shareholders’ resolution for a profit distribution amounting to EURk 430 dated 16 April 2004 has been waived. Therefore the annual net profit for prior fiscal years is brought forward and included in retained earnings.

(5)	Accruals and Provisions

Other provisions contain provisions for warranty costs (EURk 62), personnel costs (EURk 103), provisions for invoices not yet received (EURk 45) and other provisions (EURk 27).

The company does not sponsor any pension or postretirement benefit plans, but makes required payments for employees and management to German pension programs.

The company has never been subject to a tax audit by the tax authorities. Tax risks resulting from prior business transactions in particular with related parties can not be excluded. Management believes that there is no material risk resulting from these transactions but the real outcome can not be reliably projected.

target systemelectronic GmbH, Solingen

Notes to the financial statements as of 31 March 2005—(Continued)

(6)	Liabilities

Liabilities, including term to maturity, are described in the following table:

	31 March 2005
		term to maturity
	total	less than 1 year	1-5 years	over 5 years
	EURk	EURk	EURk	EURk
Liabilities to banks	615	615	0	0
Prepayments received on account of orders	89	89	0	0
Trade payables	846	846	0	0
Other liabilities	126	126	0	0
- thereof owed to shareholders	43	43	0	0
- thereof taxes	33	33	0	0
- thereof social security	42	42	0	0

	1.676	1.676	0	0

The liabilities to banks are secured by a pledge of all trade debtors. All other liabilities are unsecured. Trade payables include amounts payable to a related party of EURk 33.

Other liabilities owed to shareholder Mr. Jürgen Stein amount to EURk 43, including accrued interest. The loan matures in 2008, is to be repaid by 2% annually and bears interest at 5,45%. During 2004/2005 the company made payments of EURk 11. By Share Transfer and Assignment Agreement dated 21 October 2005, closed on 15 November 2005 ICx Technologies Inc., Delaware/USA, purchased all shares of the company from the shareholders. At the closing date EURk 40 of the loan owed to shareholders is set-off from the purchase price. Therefore, at the balance sheet date the balances are classified as other current liabilities with a maturity within 1 year.

(7)	Turnover

Turnover with domestic customers amounts to EURk 995 and turnover with foreign customers amounts to EURk 5.087 of total shipments, respectively. The turnover with foreign customers relates mainly to turnover in the European Union (EURk 653) and turnover in the USA (EURk 4.349). Included in turnover are EURk 4.348 of sales to a related company.

Revenues from product sales and the performance of services are recognized upon shipment to customers or performance of services if ownership and risks are transferred to the buyer. Provisions for discounts and estimated future warranty obligations and other claims are provided for in the same period the related sales are recorded.

(8)	Other operating expenses

Research and development and advertising costs are expensed as incurred.

(9)	Personnel expenses

The personnel expenses amounts to EURk 2.142; thereof EURk 28 expenses for retirement benefits.

target systemelectronic GmbH, Solingen

Notes to the financial statements as of 31 March 2005—(Continued)

(10)	Income taxes

Taxes incurred for the fiscal year ended 31 March 2005, including corporate tax, solidarity surcharge and trade tax were EURk 9. The company has recorded income tax receivables amounting to EURk 89 for overpayments as other current assets.

V.	Other disclosures

(1)	Employees

The average number of employees during the financial year 2004/2005 was 42 excluding management and apprentices but including temporary workers.

(2)	Members of management

General managers of the company during 2004/2005 were:

•	Mr Juergen Stein, Physicist, Wuppertal/Germany,

•	Mr Peter Henke, Physicist, Grevenbroich/Germany.

Mr Juergen Stein has the sole power to represent the company. Mr Peter Henke represents the company together with another general manager or together with someone with power of attorney.

(3)	Recommendation on appropriation of net profits

Management recommends that the annual net loss amounting to EUR 50.407,24 be carried forward to the next fiscal year.

(4)	Consolidated financial statement

The financial statements of the company will not be included in any other consolidated financial statements.

VI.	Reconciliation to US GAAP

The financial statements of the company are based on the accounting and valuation principles of the German Commercial Code (HGB) for small-sized companies (German GAAP).

The differences between German and US GAAP relate to valuation methods that are required under US GAAP but which are not permissible under German GAAP. The primary differences are:

(a) Capitalization of costs of software to be sold or marketed

Certain costs incurred for computer software developed or obtained for use in Company’s products are to be capitalized and amortized over the expected useful life of the software. Such costs are expensed under German GAAP because the capitalization of self-developed intangible assets is not permissible. The current versions of the Company’s software products were released in 1999, and the associated costs were fully amortized through fiscal year 2003/2004. Changes to the software since that release have been minor upgrades and enhancements.

target systemelectronic GmbH, Solingen

Notes to the financial statements as of 31 March 2005—(Continued)

(b) Unrealized gains on foreign currency balances

Receivables and liabilities denominated in foreign currency have been translated at the exchange rate at the date of origin or with the lower exchange rate at the balance sheet date in the case of receivables, or with the higher exchange rate at the balance sheet date in the case of liabilities. US GAAP requires conversion at the exchange rate at the end of the year. Due to the development of foreign currency exchange rates during the year, there are no significant differences in valuation.

(c) Balance sheet classification

The classification of the balance sheet is as required by German GAAP. Current and non-current portions of receivables and other assets and of liabilities are disclosed in the footnotes. Amounts payable to or receivable from related parties, and transactions with those parties, are also disclosed in the footnotes.

(2)	Reconciliation of net income and shareholders’ equity

There are no significant adjustments to net income and shareholders’ equity that would be required if US GAAP had been fully applied rather than German GAAP.

	Subscribed Capital	Retained Earnings	Total
	EUR	EUR	EUR

Balance April 1, 2004	513.000,00	573.555,98	1.086.555,98
Net loss of the reporting period	0,00	-50.407,24	-50.407,24

Balance March 31, 2005	513.000,00	523.148,74	1.036.148,74

target systemelectronic GmbH, Solingen

Notes to the financial statements as of 31 March 2005—(Continued)

(3)	Statement of cash flows

2005
EURk
Cash flows from operating activities
Net loss	-50
Depreciation & amortization	74
Provision for losses on trade debtors	87
Increase in interest receivable from shareholders	-19
Unrealized foreign currency gains and losses	13
Changes in operating assets and liabilities
Increase in inventories	-209
Decrease in trade debtors	160
Increase in taxes receivable	-89
Decrease in tax accruals	-88
Increase in other provisions	58
Increase in payments received on account of orders	89
Decrease in trade payables	-37
Decrease in other operating assets and liabilities, net	-12

Net cash used by operating activities	-23

Cash flows from investing activities
Additions to fixed assets	-47
Payments received on loan to related party	84
Notes to shareholders	-2

Net cash provided by investing activities	35

Cash flows from financing activities
Net change in borrowings under line of credit	72
Payments on loans from shareholders	-7

Net cash provided by financing activities	65

Net increase in cash	77

Cash beginning of the year	1

Cash end of year	78

Cash paid for interest	98

Cash paid for income taxes	169

(4)	Earnings per share

Because the company is not publicly listed and is organized as a limited liability company, earnings per share are not presented.

(5)	Reporting of comprehensive income

The company has no items of comprehensive income.

target systemelectronic GmbH, Solingen

Notes to the financial statements as of 31 March 2005—(Continued)

(6)	New US GAAP accounting standards not yet adopted

The Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs,” which will be effective for the company’s 2006 fiscal year. According to SFAS 151, certain abnormal costs for the production of inventories are to be charged against income in the period they occur, rather than being capitalized as production costs. Management does not believe this statement will have a material effect on the financial statements of the Company.

Solingen, April 2006
target systemelectronic GmbH

Jürgen Stein	Peter Henke

TARGET SYSTEMELECTRONIC GMBH

Audited Financial Statements

Period from April 1, 2005 to November 14, 2005

Report of Independent Certified Public Accountants

To the Board of Directors of target systemelectronic GmbH, Solingen/Germany:

We have audited the accompanying balance sheet of target systemelectronic GmbH, Solingen/Germany, as of November 14, 2005, and the related statement of income and notes to the financial statements for the period from April 1, 2005 through November 14, 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of target systemelectronic GmbH, Solingen/Germany, as of November 14, 2005, and the results of its operations for the year then ended in conformity with regulations of the German Commercial Code (HGB).

Köln, May 16th, 2006

Grant Thornton GmbH

Wirtschaftsprüfungsgesellschaft

/s/ Friedrich Graf v.Kanitz	/s/ Theodor Rulffes
Friedrich Graf v.Kanitz	Theodor Rulffes
Wirtschaftsprüfer	vereidigter Buchprüfer
(Auditor)	(Auditor)

target systemelectronic GmbH, Solingen

Balance sheet as of 14 November 2005

	14 November 2005 EUR
Assets
A. Fixed Assets
I. Intangible fixed assets
Concessions, industrial and similar rights and assets, and licenses in such rights		11.448,17
II. Tangible Assets
Other equipment, operating and office equipment		103.998,01

		115.446,18

B. Current Assets
I. Inventories
1. Raw materials, supplies and operating materials	561.633,59
2. Unfinished goods/Work in progress	448.848,75

II. Receivables and other assets		1.010.482,34
1. Trade debtors	322.159,89
2. Trade receivables from related parties	733.479,42
3. Other assets	821.156,33

		1.876.795,64
III. Cash		204.156,43

		3.091.434,41

C. Prepayments and Accrued Income		22.985,31

		3.229.865,90

Equity & Liabilities
A. Shareholders’ Equity
I. Subscribed Capital	513.000,00
II. Retained earnings	523.148,74
III. Net loss for the year	-483.644,64

		552.504,10
B. Accruals and Provisions
1. Tax accruals	47.852,00
2. Other Provisions	559.790,79	607.642,79

C. Liabilities
1. Liabilities to banks	1.020.016,32
2. Payments received on account of orders	89.146,00
4. Trade payables	734.442,60
4. Trade payables to related parties	45.774,10
5. Other liabilities	180.339,99

		2.069.719,01

		3.229.865,90

target systemelectronic GmbH, Solingen

Profit and loss account April 1, 2005 – November 14, 2005

April 1, 2005–November 14, 2005 EUR
1. Turnover	3.050.442,20
2. Decrease/Increase in finished goods inventories and work in progress	-13.107,83

3.037.334,37
3. Other operating income	137.786,98
4. Cost of materials
a) Cost of raw materials and operating materials and goods for resale	-1.573.802,14
b) Cost of purchased services	-60.897,24
-1.634.699,38
5. Personnel expenses
a) Wages and salaries	-1.231.931,02
b) Social security, post-employment and other employee benefit costs	-207.552,54
-1.439.483,56
6. Amortization of intangible fixed assets and depreciation of tangible assets	-35.527,69
7. Other operating expenses	-599.385,78
8. Other interest and similar income	11.936,44
9. Other interest and similar expenses	-59.722,02

10. Result from ordinary activities	-581.760,64
11. Income taxes	98.516,00
12. Other taxes	-400,00

13. Net loss for the year	-483.644,64

target systemelectronic GmbH, Solingen

Notes to the interim financial statements as of November 14th, 2005

1.	General

target systemelectronic GmbH, Solingen, was founded by articles of association dated 2. December 1983 and is a German manufacturer of radiation measurement equipment.

By Share Transfer and Assignment Agreement dated 21 October 2005, closed on 15 November 2005 and therefore effective from November 15th, 2005, all shares of the Company have been acquired by ICx Technologies Inc, a Delaware Corporation, based in Greenwich, Conneticut/USA (ICx).

The business year of the Company has been registered from April 1st to March 31st. After the purchase of shares by ICx, the registered financial period has been changed to the calendar year.

The voluntary interim financial statements for the period from April 1st to November 14, 2005 are presented in accordance with the regulations of the German Commercial Code (HGB) and the relevant regulations of the Limited Liability Company Law (GmbHG).

For the income statement, a format has been maintained which analyses expenditures by function (section 275 paragraph 2 HGB). The Company partly uses the facilities of section 274a, 276 and 288 of HGB for “small-sized companies” in respect of section 267 paragraph 1 of HGB.

Due to the durance of the reporting period, and also due to seasonal and extraordinary effects in revenues realized during the reporting period, the numbers and results presented in the interim financial statements are not entirely comparable to the previous periods.

target systemelectronic GmbH and target instruments Inc, a corporation based in Tennessee/USA are related parties and are maintaining substantial business relations. Regarding the incorporation of both companies within the ICx-group on November 15th, 2005, trade accounts receivables and payables are disclosed separately on the face of the balance sheet as due from related parties for the balance sheet date.

II.	Accounting and valuation principles

Intangible assets are valued at acquisition cost less scheduled straight-line amortization over the estimated useful lives of the assets, which range from 3 to 4 years.

Tangible fixed assets are valued at acquisition cost less scheduled depreciation over the estimated useful lives of the assets, which range from 3 to 13 years. Depreciation is calculated according to the declining balance method. The depreciation method changes from the declining balance method to straight-line depreciation when this results in higher depreciation amounts. Low-value assets up to EUR 410.00 are fully expensed in the year of acquisition and shown as disposals in the fixed assets movement schedule.

Fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of an asset may not be recoverable.

Inventories as of March 31, 2005 (opening balance) are not based on physical stock counts but are based on a rollback from the physical count performed by the Company in December 2005. This rollback includes assumptions and accounting estimates made by management. Inventories are valued at the lower of average acquisition or production costs and net realisable value. Production costs include, in addition to direct costs, an appropriate allocation of overhead costs of production. Interest is not included in the production costs. Provisions are set up to account for slow-moving items, items that can only be sold at a discount or for items not in use.

Accounts receivables and other current assets are principally carried at their nominal value. Valuation allowances are calculated under general assumptions taking into account the aging of the receivables covering the risk of losses and costs in connection with the collection of the receivables.

target systemelectronic GmbH, Solingen

Notes to the interim financial statements as of November 14th, 2005—(Continued)

Cash includes cash on hand and cash at banks and is valued at nominal values. The Company does not have any items that would be considered cash equivalents and no checks in transit.

Tax provisions are recognized for German trade income taxes, German corporate income taxes and similar income taxes in the amount necessary to meet the expected payment obligations, less any prepayments which have been made. Provisions for taxes and other liabilities are recorded such that all known obligations and potential risks are adequately accrued at balance sheet date.

Liabilities are stated at their repayment values.

III.	Currency translation

Receivables and liabilities denominated in foreign currency have been translated at the exchange rate at the date of origin or with the lower exchange rate at the balance sheet date in the case of receivables, or with the higher exchange rate at the balance sheet date in case of liabilities.

IV.	Comments on balance sheet and profit and loss accounts items

(1)	Fixed assets

The development of intangible and tangible fixed assets as well as the amortization and depreciation are set out in the following fixed assets movement schedule.

target systemelectronic GmbH, Solingen

Notes to the interim financial statements as of November 14th, 2005—(Continued)

Fixed assets movement schedule for the period from 1 April 2005 to 14 November 2005

	Costs					Amortization / Depreciation			Book values
	as of 01.04.2005	Additions	Disposals	as of 14.11.2005	as of 01.04.2005	Additions	Disposals	as of 14.11.2005	as of 14.11.2005	as of 31.03.2005
	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR	EUR
I. Intangible assets
Concessions, industrial and similar rights and assets and licences in such rights	82.370,00	8.168,63	0,00	90.538,63	76.111,50	2.978,96	0,00	79.090,46	11.448,17	6.258,50
II. Fixed assets
Other equipment, operating and office equipment	431.772,07	23.100,74	88.713,96	366.158,85	318.326,07	32.548,73	88.713,96	262.160,84	103.998,01	113.446,00

	514.142,07	31.269,37	88.713,96	456.697,48	394.437,57	35.527,69	88.713,96	341.251,30	115.446,18	119.704,50

target systemelectronic GmbH, Solingen

Notes to the interim financial statements as of November 14th, 2005—(Continued)

(2)	Receivables and other current assets

All receivables and other current assets have a maturity within one year.

The primary components of other assets relate to loans and short term receivables to shareholders, including accrued interest, amounting to EURk 483 (3/31/2005: EURk 487). The single components are as follows:

	11/14/2005	3/31/2005
	EURk	EURk
Receivable from Mr. Henke	129	109
Receivable from Mr. Stein	354	276
Receivable from Oxford Instruments Overseas Holding Limited, Oxfordshire/UK	0	102

	483	487

The amounts include short term receivables and loans due from Mr. Stein and Mr. Henke. The loans are cancellable at any time. Interest amounts to 4,0% annually. Based on the loan contracts at the balance sheet date the term to maturity is less than five years. As a part of the share purchase acquisition ICx assumed the loans to shareholders with an intention to convert the loans into short term repayable loans. Therefore, at the balance sheet date the balances are classified as other current assets with a maturity under 1 year.

In October 2005, Oxford Instruments granted a € 200k short term loan, which has been offset from the receivable, amounting to EURk 104. Interest has been credited at a rate of 4%. The remaining amount of EURk 96 is shown among the other liabilities, see Note 6

(3)	Prepayments and Accrued Income

The balance consists primarily of prepaid insurance premiums and accrued VAT.

(4)	Shareholders’ Equity

The subscribed capital amounts to EUR 513.000 and is shown in the commercial register (Handesregister) under HR B 15601. In accordance with an oral shareholders’ resolution from February 2005 (confirmed by management) the shareholders’ resolution for a profit distribution amounting to EURk 430 dated 16 April 2004 has been waived. Therefore the annual net profits and losses for prior fiscal years are brought forward and included in retained earnings.

(5)	Accruals and Provisions

Other provisions contain mainly payroll related costs (EURk 273), advisory fees (EURk 108), invoices not yet received (EURk 73) and provisions for warranty (EURk 52).

The Company does not sponsor any pension or postretirement benefit plans, but makes required payments for employees and management to German pension programs.

The Company has never been subject to a tax audit by the tax authorities. Tax risks resulting from prior business transactions in particular with related parties can not be excluded. Management believes that there is no material risk resulting from these transactions but the real outcome can not be reliably projected.

target systemelectronic GmbH, Solingen

Notes to the interim financial statements as of November 14th, 2005—(Continued)

(6)	Liabilities

Liabilities, including term to maturity, are described in the following table:

	November 14, 2005	March 31st, 2005
	EURk	EURk
Liabilities to banks	1,020	615
Prepayments received on account of orders	89	89
Trade payables	735	808
Trade payables to related parties	46	37
Other liabilities	180	126
- thereof owed to shareholders	133	43
- thereof taxes	0	33
- thereof social security	46	42

	2,070	1,675

All liabilities have maturity dates within one year. The liabilities to banks are secured by a pledge of all trade debtors. Trade payables are usually secured by reservation of ownership in due course of business. All other liabilities are unsecured.

Other liabilities containing an amount of EURk 96 due to the shareholder Oxford Instruments, see Note 2. The liability was settled in November 2005.

A loan granted by the shareholder Mr. Stein to the Company in the amount of EURk 37 has been assumed by ICx according to the loans discussed in Note (2) and therefore reclassified as short term. According to original conditions, the loan matures in 2008, is to be repaid by 2% annually and bears interest at 5,45%. During the reporting period the Company recorded interest expenses of EURk 1.

(7)	Turnover

Turnover with domestic customers amounts to EURk 517 and turnover with foreign customers amounts to EURk 2.533 of total shipments, respectively. The turnover with foreign customers relates mainly to turnover in the European Union (EURk 406) and turnover in the USA (EURk 1.937). Included in turnover are EURk 1.937 of sales to a related Company.

Revenues from product sales and the performance of services are recognized upon shipment to customers or performance of services if ownership and risks are transferred to the buyer. Provisions for discounts and estimated future warranty obligations and other claims are provided for in the same period the related sales are recorded.

(8)	Other operating expenses

Research and development and advertising costs are expensed as incurred.

(9)	Personnel expenses

The payroll expenses include EURk 13 expenses for retirement benefits.

target systemelectronic GmbH, Solingen

Notes to the interim financial statements as of November 14th, 2005—(Continued)

(10)	Income taxes

The reporting period does not represent a tax year. Taxes accrued for the reporting period ended November 14, 2005, including corporate tax, solidarity surcharge and trade tax resulted in a credit of EURk 99. The Company has recorded income tax receivables amounting to EURk 286 for overpayments over accrued tax as other current assets. Accruals for income taxes payable in excess of prepayments are presented on the face of the balance sheet.

V.	Other disclosures

(1)	Employees

The average number of employees during the interim period was 45 excluding management and apprentices but including temporary workers.

(2)	Members of management

General managers of the Company during the reporting period were:

- Mr Juergen Stein, Physicist, Wuppertal/Germany,

- Mr Peter Henke, Graduate Engineer, Grevenbroich/Germany.

Mr Juergen Stein has the sole power to represent the Company. Mr Peter Henke represents the Company together with another general manager or together with someone with power of attorney.

(3)	Appropriation of net profits

The reporting period does not represent an official financial business year. Accordingly the net loss will be included in the results of the short financial year ending December 31st, 2005.

(4)	Consolidated financial statement

These financial statements of the Company will not be included in any other consolidated financial statements. However they will state the opening balances for inclusion within the next consolidated financial statements of ICx.

Reconciliation to US GAAP

Reconciliation of net loss and shareholders’ equity

	Subscribed Capital	Retained Earnings	Total
	EUR	EUR	EUR
Balance April 1, 2005	513.000,00	523.148,74	1.036.148,74
Net loss of the reporting period	0,00	-483.644,64	-483.644,64

Balance November 14, 2005	513.000,00	39.504,10	552.504,10

The financial statements of the Company are based on the accounting and valuation principles of HGB for small-sized companies (German GAAP). The differences between German and US GAAP relate to valuation methods that are required under US GAAP but which are not permissible under German GAAP. The primary differences are:

(1)	Reconciliation of net loss and shareholders’ equity

The following is a summary of the significant adjustments to net loss and shareholders’ equity that would be required if U.S. GAAP had been fully applied rather than German GAAP.

target systemelectronic GmbH, Solingen

Notes to the interim financial statements as of November 14th, 2005—(Continued)

Reconciliation of net loss

	Note	EURk
Net profit for the year as reported in the financial statements under German GAAP		-484
Adjustments required to confirm with U.S. GAAP:
Recognition of deferred tax assets for net operating loss	a	142
Reserve for deferred tax asset related to net operating losses	a	-142

Net loss in accordance with U.S. GAAP		-484

Reconciliation of shareholders’ equity

	Note	EURk
Shareholders’ equity as reported in the financial statements under
German GAAP		553
Adjustments required to confirm with U.S. GAAP:
Recognition of deferred tax assets for net operating loss carryforwards	a	142
Reserve against deferred tax assets for net operating loss carryforwards	a	-142

Shareholders’ equity in accordance with U.S. GAAP		553

(a) Deferred taxes

The adjustments required to conform with U.S. GAAP would result in taxable temporary differences between the valuation of assets and liabilities in the financial statements and the carrying amount for tax purposes. U.S. GAAP requires recognition of deferred tax assets related to net operating loss carryforwards if realization of those carryforwards is more likely than not, while German GAAP requires a higher level of probability. At 14 November 2005, the Company had available EURk 177 of corporation tax and EURk 600 of trade tax net operating loss carryforwards that can be carried forward indefinitely. As of balance sheet date management is uncertain as to whether it is more likely than not that the deferred tax asset will be realized and therefore has put a valuation allowance against the deferred tax asset.

(b) Capitalization of costs of software to be sold or marketed

Certain costs incurred for computer software developed or obtained for use in Company’s products are to be capitalized and amortized over the expected useful life of the software. Such costs are expensed under German GAAP because the capitalization of self-developed intangible assets is not permissible. The current versions of the Company’s software products were released in 1999, and the associated costs were fully amortized through fiscal year 2003/2004. Changes to the software since that release have been minor upgrades and enhancements.

(c) Unrealized gains on foreign currency balances

Receivables and liabilities denominated in foreign currency have been translated at the exchange rate at the date of origin or with the lower exchange rate at the balance sheet date in the case of receivables, or with the higher exchange rate at the balance sheet date in the case of liabilities. US GAAP requires conversion at the exchange rate at the end of the year. Due to the development of foreign currency exchange rates during the year, there are no significant differences in valuation.

target systemelectronic GmbH, Solingen

Notes to the interim financial statements as of November 14th, 2005—(Continued)

(d) Balance sheet classification

The classification of the balance sheet is as required by German GAAP. Current and non-current portions of receivables and other assets and of liabilities are disclosed in the footnotes. Amounts payable to or receivable from related parties, and transactions with those parties, are also disclosed in the footnotes.

(2)	Statement of cash flows

EURk
Cash flows from operating activities
Net loss	-484
Depreciation & amortization	35
Provision for losses on trade debtors	-136
Increase in interest receivable from shareholders	-11
Unrealized foreign currency gains and losses
Changes in operating assets and liabilities
Increase in inventories	-37
Decrease in trade debtors	214
Increase in taxes receivable	-196
Decrease in tax accruals	47
Increase in other provisions	323
Increase in payments received on account of orders
Decrease in trade payables	-110
Decrease in other operating assets and liabilities	2

Net cash used by operating activities	-353

Cash flows from investing activities
Additions to fixed assets	-31
Notes to shareholders	-88

Net cash used by investing activities	-119

Cash flows from financing activities
Net change in borrowings under line of credit	405
Loans from shareholders	200
Payments on loans from shareholders	-7

Net cash provided by financing activities	598

Net increase in cash	126
Cash beginning of the year	78

Cash end of year	204

Cash paid for interest	59

Cash paid for income taxes	51

(3)	Earnings per share

Because the Company is not publicly listed and is organized as a limited liability Company, earnings per share are not presented.

(4)	Reporting of comprehensive Income

The Company has no items of comprehensive income.

target systemelectronic GmbH, Solingen

Notes to the interim financial statements as of November 14th, 2005—(Continued)

(5)	New US GAAP accounting standards not yet adopted

The Financial Accounting Standards Board issued SFAS No. 151, “Inventory Costs,” which will be effective for the Company’s 2006 fiscal year. According to SFAS 151, certain abnormal costs for the production of inventories are to be charged against income in the period they occur, rather than being capitalized as production costs. Management does not believe this statement will have a material effect on the financial statements of the Company.

Solingen, May 15th, 2006

target systemelectronic GmbH

Jürgen Stein	Peter Henke

360 SURVEILLANCE INC.

Audited Financial Statements

Fiscal Year Ended December 31, 2004

(Expressed in U.S. Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

360 Surveillance Inc.

We have audited the accompanying balance sheets of 360 Surveillance Inc. as of December 31, 2004 and 2003 and the related statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of 360 Surveillance Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

CHARTERED ACCOUNTANTS

Victoria, B.C.

November 18, 2005

360 Surveillance Inc.

Balance Sheet

As of December 31, 2004

(Expressed in U.S. Dollars)

	2004 $	2003 $
Assets

Current Assets—
Cash	152,555	196,885
Accounts receivable	629,679	279,581

	782,234	476,466
Property, Plant and Equipment (note 2)	48,692	16,198

	830,926	492,664

Liabilities

Current Liabilities—
Accounts payable and accrued liabilities	230,809	4,472
Income taxes payable	3,611	—
	234,420	4,472
Due to Related Company [note 3]	598,572	511,790

	832,992	516,262

Stockholders’ Equity
Capital Stock (note 4)	2	2
Retained Earnings (Deficit)	7,619	(17,640)
Accumulated Other Comprehensive Income (Losses)	(9,687)	(5,960)

	(2,066)	(23,598)

	830,926	492,664

SIGNED ON BEHALF OF THE BOARD:

Director

360 Surveillance Inc.

Statement of Stockholders’ Equity

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	Capital Stock $	Retained Earnings (Deficit) $	Accumulated other Comprehensive Income (Losses) $	Total Stockholders’ Equity (Deficit) $
Opening Balance	2	(17,640)	(5,960)	(23,598)
Net Income for the year	—	25,259	—	25,259
Foreign Currency Translation Adjustment	—	—	(3,727)	(3,727)

Closing Balance	2	7,619	(9,687)	(2,066)

360 Surveillance Inc.

Statement of Income

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	2004 $	2003 $
Revenue	1,876,477	1,010,210
Cost of Goods Sold	697,377	482,714

Gross Profit	1,179,100	527,496

Expenses
Accounting and legal	4,813	4,295
Advertising	4,765	30,707
Bank charges and interest	3,095	1,732
Courier	19,967	28,881
Depreciation	13,388	9,788
Insurance	11,551	8,217
Licences and dues	18,657	442
Meals and entertainment	7,605	5,294
Office supplies	28,469	3,880
Rent	25,810	7,227
Repairs and maintenance	16,403	91
Subcontractors	339,230	—
Telephone	6,491	4,134
Travel	81,492	51,924
Utilities	5,121	—
Wages and benefits	563,649	314,980

	1,150,506	471,592

Income before Income Taxes	28,594	55,904
Provision for Income Taxes	3,335	—

Net Income for the Year	25,259	55,904
Other Comprehensive Income (Losses)—
Foreign currency translation adjustment	(3,727)	(13,419)

Comprehensive Income for the Year	21,532	42,485

360 Surveillance Inc,

Statement of Cash Flows

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	2004 $	2003 $
Cash Provided from (Used for):

Operating Activities

Net income for the year	25,259	55,904
Item not affecting cash—
Depreciation	13,388	9,788

	38,647	65,692
Changes in non-cash working capital balances related to operations—
Accounts receivable	(303,028)	(123,896)
Accounts payable and accrued liabilities	208,705	(5,458)
Income taxes	3,335	—

	(52,341)	(63,662)

Financing Activity
Advances from related company	42,986	(14,199)

Investing Activity
Purchases of property, plant, and equipment	(45,882)	(9,051)

Effect of Exchange Rate Changes on Cash	10,907	44,781

Increase (Decrease) in Cash	(44,330)	(42,131)
Cash—Beginning of Year	196,885	239,016

Cash—End of Year (note 5)	152,555	196,885

360 Surveillance Inc.

Notes to Financial Statements

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

1. Significant Accounting Policies

Nature of Operations

360 Surveillance Inc. (“the company”) is a project management, systems integration, and software development firm. The company develops and designs security solutions for transportation, security, and industrial applications.

Property, Plant and Equipment, and Depreciation

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is charged against income using the declining balance method in amounts sufficient to amortize the cost of property, plant and equipment over their estimated useful lives at the following annual rates:

Computer hardware	30%
Computer software	100%
Equipment	20%

A half year of depreciation is taken in the year of acquisition.

Leasehold improvements are carried at cost less accumulated amortization. Amortization is charged against income using the straight-line method over the remaining term of the lease.

Foreign Currency Adjustments

The company’s functional currency for all operations is the Canadian dollar. Non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year. Gains and losses from translation of Canadian currency financial statements into U.S. dollars are included in “Other Comprehensive Income”. Gains and losses resulting from foreign currency transactions are included in current results of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion on all of the deferred tax assets will not be realized.

360 Surveillance Inc.

Notes to Financial Statements—(Continued)

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

1. Significant Accounting Policies—Continued

Estimates

Preparing the company’s financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the company, such items consist solely of foreign currency translation gains and losses.

Revenue Recognition

The company recognizes long-term contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs.

2. Property, Plant and Equipment

	Cost $	Accumulated depreciation & amortization $	2004 Net $	2003 Net $
Computer hardware	22,240	12,193	10,047	6,868
Computer software	17,218	14,997	2,221	4,169
Equipment	10,594	6,493	4,101	5,161
Leasehold improvements	35,492	3,169	32,323	—

	85,544	36,852	48,692	16,198

3. Due to Related Company

The amount due to PBA Engineering Ltd., a company under common control, is unsecured, non-interest bearing, and without specific terms of repayment.

4 .Capital Stock

	2004 $	2003 $
Authorized—30,000 common shares
Issued—300 shares	2	2

360 Surveillance Inc.

Notes to Financial Statements—(Continued)

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

5. Supplementary Note to Statement of Cash Flows

	2004 $	2003 $
Cash received (paid):
Interest	(1,222)	(144)

6. Related Party Transactions

During the year the company paid fees to companies which have significant influence over its operations in the amount of $121,472 [2003—$52,706].

7. Financial Instruments

The company’s financial instruments consist of cash, accounts receivable, accounts payable and accrued liabilities, income taxes payable and due to related company.

Interest, Currency and Credit Risk

Unless otherwise noted it is management’s opinion that, under normal circumstances, the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Fair Value

Fair value approximates amounts at which financial instruments could be exchanged between willing parties, based on current markets for instruments of the same risk, principal and remaining maturities. Fair values are based on estimates using present value and other valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates, which reflect varying degrees of risk. Potential expenses that would be incurred on the disposition of these financial instruments have not been reflected in their fair values. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

The carrying value of all financial instruments approximates fair value.

360 SURVEILLANCE INC.

Unaudited Financial Statements

Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

360 SURVEILLANCE INC.

Balance Sheets

As of September 30, 2005 (Unaudited) and December 31, 2004 (Audited)

(Expressed in U.S. Dollars)

	2005 $	2004 $
Assets

Current assets:
Cash	$701,751	$152,555
Accounts receivable	219,841	629,679

	921,592	782,234

Property, plant and equipment, net	51,764	48,692

	$973,356	$830,926

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	$234,742	$230,809
Income taxes payable	—	3,611

	234,742	234,420

Stockholders’ Loans	384,088	598,572

	618,830	832,992

Stockholders’ Equity (Deficit)

Capital stock	2	2
Retained Earnings	384,752	7,619
Accumulated other comprehensive loss	(30,228)	(9,687)

	354,526	(2,066)

	$973,356	$830,926

The accompanying notes are an integral part of these financial statements.

360 SURVEILLANCE INC.

Unaudited Statements of Income

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

	2005 $	2004 $
Revenue	$1,795,855	$1,394,852

Cost of Goods Sold	393,266	512,868

Gross Profit	1,402,589	881,984

Expenses

Accounting and legal	37,123	3,539
Advertising	248	4,358
Bank charges and interest	2,276	2,186
Courier	23,915	14,848
Depreciation	13,546	11,027
Insurance	2,301	8,495
Licences and dues	5,389	16,843
Meals and entertainment	9,616	5,562
Office supplies	32,913	24,431
Rent	42,818	18,981
Repairs and maintenance	7,595	12,063
Subcontractors	296,303	249,478
Telephone	20,468	4,746
Travel	61,294	54,619
Utilities	4,810	3,766
Wages and benefits	464,841	414,521

	1,025,456	849,463

Income before income taxes	377,133	32,521

Provision for income taxes	—	2,453

Net income for the period	377,133	30,068

Other comprehensive income (losses)—
Foreign currency translation adjustment	(20,541)	(10,994)

Comprehensive income for the period	$356,592	$19,074

The accompanying notes are an integral part of these financial statements.

360 SURVEILLANCE INC.

Unaudited Statements of Cash Flows

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

	2005 $	2004 $
Cash Provided from (Used in) :

Operating Activities

Net Income	$377,133	$30,068
Items not affecting cash—
Depreciation	13,546	11,027

	390,679	41,095
Changes in non-cash working capital balances related to operations—
Accounts receivable	408,299	(71,479)
Accounts payable and accrued liabilities	(2,145)	204,987
Income taxes	(3,548)	2,453

	793,284	177,057

Financing Activities

Repayments to related company	(214,484)	(86,792)

	(214,484)	(86,792)

Investing Activities

Purchases of property, plant and equipment	(16,618)	(49,524)

	(16,618)	(49,524)

Effect of Exchange Rate Changes on Cash	(12,986)	(14,445)

Increase in Cash	549,196	26,296

Cash—Beginning of Period	152,555	196,885

Cash—End of Period	$701,751	$223,181

The accompanying notes are an integral part of these financial statements.

360 SURVEILLANCE INC.

Unaudited Notes to Financial Statements

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

1. Significant Accounting Policies

Nature of Operations

360 Surveillance Inc. (“the company”) is a project management, systems integration, and software development firm. The company develops and designs security solutions for transportation, security, and industrial applications.

Basis of Presentation

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004. In the opinion of management, these statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the company’s management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2005, are not necessarily indicative of the results that may be expected for any subsequent period or for the year ending December 31, 2005.

Foreign Currency Adjustments

The company’s functional currency for all operations is the Canadian dollar. Non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year. Gains and losses from translating Canadian currency financial statements into U.S. dollars are included in “Other Comprehensive Income.” Gains and losses resulting from foreign currency transactions are included in current results of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Estimates

Preparing the company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported

360 SURVEILLANCE INC.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 1005 and 2004

(Expressed in U.S. Dollars)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders’ equity that, under United States generally accepted accounting principles, are excluded from net income. For the company, such items consist solely of foreign currency translation gains and losses.

Revenue Recognition

The company recognizes long-term contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs.

2. Due to Related Company

The amount due to PBA Engineering Ltd., a company under common control, is unsecured, non-interest bearing, and without specific terms of repayment.

3. Related Party Transactions

During the nine months ended September 30, 2005 and 2004, the company paid fees to companies which have significant influence over its operations in the amount of $385,042 and $91,104, respectively.

PBA ENGINEERING LTD.

Audited Financial Statements

Fiscal Year Ended December 31, 2004

(Expressed in U.S. Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

PBA Engineering Ltd.

We have audited the accompanying balance sheets of PBA Engineering Ltd. as of December 31, 2004 and 2003 and the related statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PBA Engineering Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

CHARTERED ACCOUNTANTS

Victoria, B.C., Canada

November 18, 2005

PBA Engineering Ltd.

Balance Sheet

As of December 31, 2004

(Expressed in U.S. Dollars)

	2004 $	2003 $
Assets
Current Assets—
Accounts receivable	749,917	432,696
Income taxes recoverable	31,782	49,956
Prepaid expenses	9,245	6,595

	790,944	489,247
Property, Plant and Equipment (note 3)	79,997	62,336
Due from Related Company (note 4)	598,572	511,790

	1,469,513	1,063,373

Liabilities
Current Liabilities—
Bank overdraft	168,889	20,892
Accounts payable and accrued liabilities	418,868	321,158

	587,757	342,050
Stockholders’ Loans (note 5)	221,136	228,157

	808,893	570,207

Stockholders’ Equity
Capital Stock (note 6)	2	2
Retained Earnings	564,539	436,505
Accumulated Other Comprehensive Income	96,079	56,659

	660,620	493,166

	1,469,513	1,063,373

SIGNED ON BEHALF OF THE BOARD:

Director

PBA Engineering Ltd.

Statement of Stockholders’ Equity

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	Capital Stock $	Retained Earnings $	Accumulated Other Comprehensive Income $	Total Stockholders Equity $
Opening Balance	2	436,505	56,659	493,166
Net Income for the Year	—	128,034	—	128,034
Foreign Currency Translation Adjustment	—	—	39,420	39,420

Closing Balance	2	564,539	96,079	660,620

PBA Engineering Ltd.

Statement of Income

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	2004 $	2003 $
Technical Services	1,629,014	1,247,547

Expenses

Accounting and legal	15,249	11,641
Advertising	2,300	2,366
Automobile	2,954	2,412
Bad debt	14,032	—
Bank charges and interest	7,673	2,975
Depreciation	22,850	21,529
Insurance	20,844	18,637
Licences and dues	3,630	5,586
Office	50,553	39,712
Meals and entertainment	11,136	6,942
Rent	25,809	31,180
Repairs and maintenance	16,365	2,270
Research and development	81,869	60,885
Subcontractors	514,408	434,200
Supplies	10,192	7,845
Telephone	36,556	22,554
Travel	61,575	22,433
Utilities	5,121	5,638
Wages and benefits	562,311	491,012

	1,465,427	1,189,817

Operating Income	163,587	57,730

Interest income	710	1,225
Gain on disposal of property, plant and equipment	(9,584)	—

Income before Income Taxes	154,713	58,955
Provision for Income Taxes	26,679	5,443

Net Income for the Year	128,034	53,512
Other Comprehensive Income—
Foreign currency translation adjustment	39,420	69,488

Comprehensive Income for the Year	167,454	123,000

PBA Engineering Ltd.

Statement of Cash Flows

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	2004 $	2003 $
Cash Provided from (Used for):

Operating Activities
Net income for the year	128,034	53,512
Items not affecting cash—
Depreciation	22,850	21,529

	150,884	75,041

Changes in non-cash working capital balances related to operations—
Accounts receivable	(261,547)	(209,160)
Prepaid expenses	(2,143)	407
Accounts payable and accrued liabilities	66,920	136,336
Income taxes	20,412	(53,522)

	(25,474)	(50,898)

Financing Activities
Advances to related company	(42,986)	14,199
Decrease in stockholders’ loans	(23,050)	(21,621)

	(66,036)	(7,422)

Investing Activity
Purchases of property, plant and equipment	(40,511)	(14,027)

Effect of Exchange Rate Changes on Cash	(15,976)	4,357

Increase (Decrease) in Cash	(147,997)	(67,990)
Cash (Bank Overdraft)—Beginning of Year	(20,892)	47,098

Cash (Bank Overdraft)—End of Year (note 7)	(168,889)	(20,892)

PBA Engineering Ltd.

Notes to Financial Statements

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

1. Significant Accounting Policies

Nature of Operations

PBA Engineering Ltd. (“the company”) is a consulting electrical engineering, project management, systems integration, and software development firm. The company provides a complete range of planning, design, and deployment services for transportation, security, and industrial projects.

Property, Plant and Equipment, Depreciation, and Amortization

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is charged against income using the declining balance method in amounts sufficient to amortize the cost of property, plant and equipment over their estimated useful lives at the following annual rates:

Automobile	30%
Computer hardware	30%
Computer software	100%
Furniture and equipment	20%

A half year of depreciation is taken in the year of acquisition.

Leasehold improvements are carried at cost less accumulated amortization. Amortization is charged against income using the straight-line method over the remaining term of the lease.

Foreign Currency Adjustments

The company’s functional currency for all operations is the Canadian dollar. Non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year. Gains and losses from translation of Canadian currency financial statements into U.S. dollars are included in “Other Comprehensive Income”. Gains and losses resulting from foreign currency transactions are included in current results of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

PBA Engineering Ltd.

Notes to Financial Statements—(Continued)

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

1. Significant Accounting Policies—Continued

Estimates

Preparing the company’s financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the company, such items consist solely of foreign currency translation gains and losses.

Research and Development Costs

Research and development costs are expensed in the year incurred. For 2004 these costs amounted to $81,869 (2003—$60,885).

Revenue Recognition

The company recognizes long-term contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs.

The company receives research and development grants from the Government of Canada. The grants are recognized as a reduction of the related expenses in the period in which they are incurred.

3. Property, Plant and Equipment

	Cost $	Accumulated depreciation & amortization $	2004 Net $	2003 Net $
Automobile	14,836	11,794	3,042	4,357
Computer hardware	72,282	55,794	16,488	23,550
Computer software	24,869	17,954	6,915	478
Furniture and equipment	51,748	29,280	22,468	24,458
Leasehold improvements	34,253	3,169	31,084	9,493

	197,988	117,991	79,997	62,336

PBA Engineering Ltd.

Notes to Financial Statements—(Continued)

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

4. Due from Related Company

The amount due from 360 Surveillance Inc., a company under common control, is unsecured, non-interest bearing, and without specific terms of repayment.

5. Stockholders’ Loans

	2004 $	2003 $
Peter Boudreau & Associates Ltd.	73,648	75,993
Davidson Technologies Ltd.	73,785	76,120
Chilkoot Design Ltd.	73,703	76,044

	221,136	228,157

These loans are unsecured, non-interest bearing, and without specific terms of repayment. It is not the intention of the stockholders to demand repayment of these loans before the next fiscal year end.

6. Capital Stock

		2004 $	2003 $
Authorized—
10,000	Class AA preferred non-voting shares, with a par value of $.01 each
10,000	Class A common voting shares
10,000	Class B common voting shares
10,000	Class C common non-voting shares
Issued—
300	Class A shares	2	2

7. Supplementary Note to Statement of Cash Flows

	2004 $	2003 $
Cash received (paid):
Interest expense	(2,858)	(1,177)
Interest income	764	1,225
Income taxes	49,763	(15,773)

PBA Engineering Ltd.

Notes to Financial Statements—(Continued)

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

8. Related Party Transactions

During the year the company paid fees to companies which have significant influence over its operations in the amount of $562,273 (2003 - $262,724). These fees have been included in subcontractors and research and development expenses.

9. Financial Instruments

The company’s financial instruments consist of accounts receivable, income taxes recoverable, due from related company, and accounts payable and accrued liabilities.

Interest, Currency and Credit Risk

Unless otherwise noted it is management’s opinion that, under normal circumstances, the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Fair Value

Fair value approximates amounts at which financial instruments could be exchanged between willing parties, based on current markets for instruments of the same risk, principal and remaining maturities. Fair values are based on estimates using present value and other valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates, which reflect varying degrees of risk. Potential expenses that would be incurred on the disposition of these financial instruments have not been reflected in their fair values. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

The carrying value of all financial instruments approximates fair value.

PBA ENGINEERING LTD.

Unaudited Financial Statements

Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

PBA ENGINEERING LTD.

Balance Sheets

As of September 30, 2005 (Unaudited) and December 31, 2004 (Audited)

(Expressed in U.S. Dollars)

	2005 $	2004 $
Assets

Current assets:
Cash	$106,989	$—
Accounts receivable	461,148	749,917
Income taxes recoverable	32,632	31,782
Prepaid expenses	10,278	9,245

	611,047	790,944

Property, plant and equipment, net	81,213	79,997
Due from related company	449,909	598,572

	$1,142,169	$1,469,513

Liabilities

Current liabilities:
Bank overdraft	$—	$168,889
Accounts payable and accrued liabilities	304,354	418,868

	304,354	587,757

Stockholders’ Loans	227,051	221,136

	531,405	808,893

Stockholder’s Equity

Capital stock	2	2
Retained Earnings	486,101	564,539
Accumulated other comprehensive loss	124,661	96,079

	610,764	660,620

	$1,142,169	$1,469,513

The accompanying notes are an integral part of these financial statements.

PBA ENGINEERING LTD.

Unaudited Statements of Income

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

	2005 $	2004 $
Technical Services	$1,133,474	$1,233,699

Expenses

Accounting and legal	47,298	11,264
Advertising	4,230	1,107
Automobile	1,681	1,941
Bad debt	(3,148)	13,739
Bank charges and interest	3,861	3,690
Depreciation	23,128	14,145
Insurance	9,945	6,000
Licences and dues	2,969	2,279
Office	63,415	25,012
Meals and entertainment	10,067	5,554
Rent	61,192	20,002
Repairs and maintenance	7,039	5,300
Research and development	47,735	53,790
Subcontractors	131,730	384,570
Supplies	4,389	5,955
Telephone	21,021	16,635
Travel	41,593	32,072
Utilities	4,810	3,881
Wages and benefits	745,936	466,606

	1,228,891	1,073,542

Operating income (loss) and income (loss) before income taxes	(95,417)	160,157

Provision for income taxes	(16,979)	21,586

Net income (loss) for the period	(78,438)	138,571

Other comprehensive income—
Foreign currency translation adjustment	28,582	26,582

Comprehensive income (loss) for the period	$(49,856)	$165,153

The accompanying notes are an integral part of these financial statements.

PBA ENGINEERING LTD.

Unaudited Statements of Cash Flows

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

	2005 $	2004 $
Cash Provided from (Used in):

Operating Activities

Net income (loss)	$(78,438)	$138,571
Items not affecting cash—
Depreciation	23,128	14,145

	(55,310)	152,716
Changes in non-cash working capital balances related to operations—
Accounts receivable	295,523	(113,682)
Accounts payable and accrued liabilities	(120,301)	54,178
Income taxes	—	27,210

	119,912	120,422

Financing Activities

Repayments from (advances to) related company	148,663	(61,170)
Increase (decrease) in stockholders’ loans	5,915	(18,809)

	154,578	(79,979)

Investing Activity

Purchases of property, plant and equipment	(24,344)	(39,353)

	(24,344)	(39,353)

Effect of Exchange Rate Changes on Cash	25,732	21,019

Increase in Cash	275,878	22,109

Cash (Bank Overdraft)—Beginning of Period	(168,889)	(20,892)

Cash—End of Period	$106,989	$1,217

The accompanying notes are an integral part of these financial statements.

PBA ENGINEERING LTD.

Unaudited Notes to Financial Statements

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

1. Significant Accounting Policies

Nature of Operations

PBA Engineering Ltd. (“the company”) is a consulting electrical engineering, project management, systems integration, and software development firm. The company provides a complete range of planning, design, and deployment services for transportation, security, and industrial projects.

Basis of Presentation

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004. In the opinion of management, these statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the company’s management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2005, are not necessarily indicative of the results that may be expected for any subsequent period or for the year ending December 31, 2005.

Foreign Currency Adjustments

The company’s functional currency for all operations is the Canadian dollar. Non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year. Gains and losses from translation of Canadian currency financial statements into U.S. dollars are included in “Other Comprehensive Income.” Gains and losses resulting from foreign currency transactions are included in current results of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Estimates

Preparing the company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported

PBA ENGINEERING LTD.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders’ equity that, under United States generally accepted accounting principles, are excluded from net income. For the company, such items consist solely of foreign currency translation gains and losses.

Revenue Recognition

The company recognizes long-term contract revenues using the percentage-of-completion method, based primarily on contract costs incurred to date compared with total estimated contract costs.

The company receives research and development grants from the Government of Canada. The grants are recognized as a reduction of the related expenses in the period in which they are incurred.

2. Due from Related Company

The amount due from 360 Surveillance Inc., a company under common control, is unsecured, non-interest bearing, and without specific terms of repayment.

3. Stockholders’ Loans

These loans are unsecured, non-interest bearing, and without specific terms of repayment. It is not the intention of the stockholders to demand repayment of these loans before the next fiscal year end.

4. Related Party Transactions

During the periods ended September 30, 2005 and 2004, the company paid fees to companies which have significant influence over its operations in the amount of $131,976 and $421,705, respectively. These fees have been included in subcontractors and research and development expenses.

CHILKOOT DESIGN LTD.

Audited Financial Statements

Fiscal Year Ended December 31, 2004

(Expressed in U.S. Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Chilkoot Design Ltd.

We have audited the accompanying balance sheets of Chilkoot Design Ltd. as of December 31, 2004 and 2003 and the related statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Chilkoot Design Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

CHARTERED ACCOUNTANTS

Victoria, B.C., Canada
November 18, 2005

Chilkoot Design Ltd.

Balance Sheet

As of December 31, 2004

(Expressed in U.S. Dollars)

	2004 $	2003 $
Assets

Current Assets—
Cash	12,570	10,292
Accounts receivable	19,780	21,607

	32,350	31,899

Due from Related Company (note 2)	73,703	76,044
Ownership Interests in Investee Companies (note 3)	330,043	166,192
Property, Plant and Equipment (note 4)	3,125	4,100

	439,221	278,235

Liabilities

Current Liabilities—
Accounts payable and accrued liabilities	70,547	53,688
Income taxes payable	28,146	303

	98,693	53,991
Redeemable Preferred Stock (note 5)	26,617	26,617
Stockholders’ Loans (note 6)	731	861

	126,041	81,469

Stockholders’ Equity

Capital Stock (note 7)	2	2
Retained Earnings	298,559	186,897
Accumulated Other Comprehensive Income	14,619	9,867

	313,180	196,766

	439,221	278,235

SIGNED ON BEHALF OF THE BOARD:

Director

Chilkoot Design Ltd.

Statement of Stockholders’ Equity

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	Capital Stock $	Retained Earnings (Loss) $	Accumulated Other Comprehensive Income $	Total Stockholders’ Equity (Deficit) $
Opening Balance	2	186,897	9,867	196,766
Net Income for the Year	—	169,898	—	169,898
Dividends	—	(58,236)	—	(58,236)
Foreign Currency Translation Adjustment	—	—	4,752	4,752

Closing Balance	2	298,559	14,619	313,180

Chilkoot Design Ltd.

Statement of Income

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	2004 $	2003 $
Equity Earnings in Investee Company Income	285,324	140,499

Expenses

Automobile	3,327	2,135
Bank charges and interest	47	41
Depreciation	1,161	1,591
Management salaries	82,688	59,305
Meals and entertainment	786	1,332
Office	905	608
Supplies	131	69
Telephone and utilities	351	344
Travel	37	362

	89,433	65,787

Income before Income Taxes	195,891	74,712

Provision for Income Taxes	25,993	7,122

Net Income for the Year	169,898	67,590

Other Comprehensive Income—
Foreign currency translation adjustment	4,752	13,300

Comprehensive Income for the Year	174,650	80,890

Chilkoot Design Ltd.

Statement of Cash Flows

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	2003 $	2003 $
Cash Provided from (Used for):

Operating Activities

Net income for the year	169,898	67,590
Item not affecting cash—
Depreciation	1,161	1,591
Equity earnings in investee company income	(285,324)	(140,499)

	(114,265)	(71,318)
Changes in non-cash working capital balances related to operations—
Accounts receivable	3,256	(2,625)
Accounts payable and accrued liabilities	11,671	(6,302)
Income taxes payable	25,691	7,447

	(73,647)	(72,798)

Financing Activities

Advances from (to) related company	7,683	(7,280)
Increase (decrease) in stockholders’ loans	(182)	105
Dividends	(58,236)	(42,422)

	(50,735)	(35,037)

Investing Activities

Purchases of property, plant and equipment	(186)	—
Cash received from investee companies	121,473	104,611

	121,287	104,611

Effect of Exchange Rate Changes on Cash	5,373	5,015

Increase in Cash	2,278	1,791

Cash—Beginning of Year	10,292	8,501

Cash—End of Year (note 8)	12,570	10,292

Chilkoot Design Ltd.

Notes to Financial Statements

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

1    Significant Accounting Policies

Nature of Operations

Chilkoot Design Ltd. (“the company”) is a consulting firm. The company provides consulting services in project management, systems integration, and software development.

Property, Plant and Equipment, and Depreciation

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is charged against income using the declining balance method in amounts sufficient to amortize the cost of property, plant and equipment over their estimated useful lives at the following annual rates:

Automobile	30%
Computer	30%
Equipment	20%

A half year of depreciation is taken in the year of acquisition.

Foreign Currency Adjustments

The company’s functional currency for all operations is the Canadian dollar. Non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year. Gains and losses from translation of Canadian currency financial statements into U.S. dollars are included in “Other Comprehensive Income. Gains and losses resulting from foreign currency transactions are included in current results of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Estimates

Preparing the company’s financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Chilkoot Design Ltd.

Notes to Financial Statements—(Continued)

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the company, such items consist solely of foreign currency translation gains and losses.

Investment in Significantly Influenced Corporations

Investment companies that are not consolidated, but over which the company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the company exercises significant influence with respect to an Investee depends on an evaluation of several factors including, among others, representation on the Investee company’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the Investee Company. Under the equity method of accounting, an Investee Company’s accounts are not reflected within the company’s Balance Sheets and Statements of Income; however, the company’s share of the earnings or losses of the Investee Company is reflected in the caption “Equity Earnings in Investee Company Income” in the Statement of Income. The company’s carrying value in an equity method Investee Company is reflected in the caption “Ownership Interests in Investee Companies” in the company’s Balance Sheet.

Revenue Recognition

The company recognizes its share of the earnings or losses of the Investee companies as of the date of the balance sheet.

2    Due from Related Company

The amount due from PBA Engineering Ltd., a company under significant influence, is unsecured, non-interest bearing, and without specific terms of repayment.

3    Ownership Interests in Investee Companies

The company holds 33.33% of the voting stock of both PBA Engineering Ltd. and 360 Surveillance Inc. These investments are accounted for by the equity method. Information regarding assets, liabilities, results of operations, and cash flows of the Investee companies are reported on separate statements.

4    Property, Plant and Equipment

	Cost $	Accumulated depreciation $	2004 Net $	2003 Net $
Automobile	20,401	18,300	2,101	3,000
Computer	758	481	277	166
Equipment	3,110	2,363	747	934

	24,269	21,144	3,125	4,100

Chilkoot Design Ltd.

Notes to Financial Statements—(Continued)

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

5    Redeemable Preferred Stock

Authorized by the company are 10,000 Class AA non-voting preferred shares with a par value of $.01 each. As at December 31, 2002 10 shares have been issued with a total redemption value of $26,617. These shares are redeemable at the option of the holder.

6    Stockholders’ Loans

The amounts due to the stockholders are unsecured, non-interest bearing, and without specific terms of repayment.

7    Capital Stock

	2004 $	2003 $
Authorized—
10,000 Class A common voting shares
10,000 Class B common voting shares
10,000 Class C common non-voting shares
Issued—
100 Class A shares	1	1
100 Class B shares	1	1
100 Class C shares	—	—

	2	2

8    Supplementary Note to Statement of Cash Flows

	2004 $	2003 $
Cash received (paid):
Income taxes	(19,510)	325

9    Financial Instruments

The company’s financial instruments consist of cash, accounts receivable, due from related company, accounts payable and accrued liabilities, and income taxes payable.

Interest, Currency and Credit Risk

Unless otherwise noted it is management’s opinion that, under normal circumstances, the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Chilkoot Design Ltd.

Notes to Financial Statements—(Continued)

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

Fair Value

Fair value approximates amounts at which financial instruments could be exchanged between willing parties, based on current markets for instruments of the same risk, principal and remaining maturities. Fair values are based on estimates using present value and other valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates, which reflect varying degrees of risk. Potential expenses that would be incurred on the disposition of these financial instruments have not been reflected in their fair values. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

The carrying value of all financial instruments approximates fair value.

CHILKOOT DESIGN LTD.

Unaudited Financial Statements

Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

CHILKOOT DESIGN LTD.

Balance Sheets

As of September 30, 2005 (Unaudited) and December 31, 2004 (Audited)

(Expressed in U.S. Dollars)

	2005 $	2004 $
	As Restated (1)
Assets

Current assets:
Cash	—	12,570
Accounts receivable	—	19,780

	—	32,350

Due from Related Company	75,684	73,703
Ownership Interests in Investee Companies	510,859	330,043
Property, plant and equipment	—	3,125

	586,543	439,221

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	440	70,547
Income taxes payable	3,390	28,146

	3,830	98,693

Redeemable Preferred Stock	26,617	26,617
Stockholders’ Loans	731	731

	31,178	126,041

Stockholders’ Equity

Capital stock	2	2
Retained Earnings	536,234	298,559
Accumulated other comprehensive loss	19,129	14,619

	555,365	313,180

	586,543	439,221

(1)	See Note 5 “Restatement.”

The accompanying notes are an integral part of these financial statements.

CHILKOOT DESIGN LTD.

Unaudited Statements of Income

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

	2005 $	2004 $
	As Restated (1)	As Restated (1)
Equity Earnings in Investee Company Income	277,779	233,755
Expenses

Automobile	2,019	2,495
Bank charges and interest	—	35
Depreciation	3,500	871
Management Salaries	1,779	62,016
Meals and entertainment	852	590
Office	1,583	679
Supplies	—	98
Telephone and utilities	—	263
Travel	—	28

	9,733	67,075

Income before income taxes	268,046	166,680

Provision for income taxes	30,371	19,495

Net income for the period	237,675	147,185

Other comprehensive income—
Foreign currency translation adjustment	4,510	3,566

Comprehensive income for the period	242,185	150,751

(1)	See Note 5 “Restatement.”

The accompanying notes are an integral part of these financial statements.

CHILKOOT DESIGN LTD.

Unaudited Statements of Cash Flows

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

	2005 $	2004 $
	As Restated (1)	As Restated (1)
Cash Provided from:

Operating Activities

Net income for the period	237,675	147,185
Item not affecting cash—
Depreciation	3,500	871
Equity earnings in investee company income	(277,779)	(233,755)

	(36,604)	(85,699)
Changes in non-cash working capital balances related to operations—
Accounts receivable	19,479	6,881
Accounts payable and accrued liabilities	(69,054)	(12,502)
Income taxes	(24,472)	19,902

	(110,651)	(71,418)

Financing Activities

Repayments from related company	121	7,406
Decrease in stockholders’ loans	(20)	(141)

	101	7,265

Investing Activity

Purchase of property, plant and equipment	(422)	(156)
Cash received from investee companies	96,712	50,446

	96,290	50,290

Effect of Exchange Rate Changes on Cash	1,690	12,999

Increase (Decrease) in Cash	(12,570)	(864)

Cash—Beginning of Period	12,570	10,292

Cash—End of Period	—	9,428

(1)	See Note 5 “Restatement.”

The accompanying notes are an integral part of these financial statements.

CHILKOOT DESIGN LTD.

Unaudited Notes to Financial Statements

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

1. Significant Accounting Policies

Nature of Operations

Chilkoot Design Ltd. (the “company”) is a consulting firm. The company provides consulting services in project management, systems integration, and software development.

Basis of Presentation

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004. In the opinion of management, these statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the company’s management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2005, are not necessarily indicative of the results that may be expected for any subsequent period or for the year ending December 31, 2005.

Foreign Currency Adjustments

The company’s functional currency for all operations is the Canadian dollar. Non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year. Gains and losses from translation of Canadian currency financial statements into U.S. dollars are included in “Other Comprehensive Income.” Gains and losses resulting from foreign currency transactions are included in current results of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Estimates

Preparing the company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

CHILKOOT DESIGN LTD.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders’ equity that, under accounting principles generally accepted in the United States, are excluded from net income. For the company, such items consist solely of foreign currency translation gains and losses.

Investment in Significantly Influenced Corporations

Investment companies that are not consolidated, but over which the company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the Investee Company’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the Investee Company. Under the equity method of accounting, an Investee Company’s accounts are not reflected within the company’s balance sheets and income statements; however, the company’s share of the earnings or losses of the Investee Company is reflected in the caption “Equity Earnings in Investee Company Income” in the income statement. The company’s carrying value in an equity method Investee Company is reflected in the caption “Ownership Interests in Investee Companies” in the company’s balance sheet.

Revenue Recognition

The company recognizes its share of the earnings or losses of the Investee Companies as of the date of the balance sheet.

2. Due from Related Company

The amount due from PBA Engineering Ltd., a company under significant influence, is unsecured, non-interest bearing, and without specific terms of repayment.

3. Ownership Interests in Investee Companies

The company holds 33.33% of the voting stock of both PBA Engineering Ltd. and 360 Surveillance Inc. These investments are accounted for by the equity method. Information regarding assets, liabilities, results of operations, and cash flows of the Investee Companies are reported on separate statements.

4. Stockholders’ Loans

These loans are unsecured, non-interest bearing, and without specific terms of repayment. It is not the intention of the stockholders to demand repayment of these loans before the next fiscal year-end.

5. Restatement

The accompanying unaudited financial statements have been restated to correct an error made in the periods ended September 30, 2005 and 2004, regarding the application of the equity method of accounting for the Company’s equity method investees. The effect of the restatement was to increase net income by $99,605 from $138,070 to $237,675 for the nine months ended September 30, 2005. Net income for the nine months ended September 30, 2004, increased by $19,762 from $130,989 to $150,751. Retained earnings at September 30, 2005, increased from $436,629 to $536,234.

DAVIDSON TECHNOLOGIES LTD.

Audited Financial Statements

Fiscal Year Ended December 31, 2004

(Expressed in U.S. Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Davidson Technologies Ltd.

We have audited the accompanying balance sheets of Davidson Technologies Ltd. as of December 31, 2004 and 2003 and the related statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Davidson Technologies Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

CHARTERED ACCOUNTANTS

Victoria, B.C., Canada
November 18, 2005

Davidson Technologies Ltd.

Balance Sheet

As of December 31, 2004

(Expressed in U.S. Dollars)

	2004 $	2003 $
Assets

Current Assets—
Cash	298	2,066
Accounts receivable	21,845	19,155

	22,143	21,221
Due from Related Company (note 2)	73,785	76,120
Ownership Interests in Investee Companies (note 3)	330,043	166,192
Property, Plant and Equipment (note 4)	2, 606	944

	428,577	264,477

Liabilities

Current Liabilities—
Accounts payable and accrued liabilities	6,077	2,288
Wages payable	54,077	55,148
Income taxes payable	30,106	4,993

	90,260	62,429
Redeemable Preferred Stock (note 5)	25,938	25,938
Stockholders’ Loans (note 6)	512	246

	116,710	88,613

Stockholders’ Equity

Capital Stock (note 7)	2	2
Retained Earnings	299,054	166,813
Accumulated Other Comprehensive Income	12,811	9,049

	311,867	175,864

	428,577	264,477

SIGNED ON BEHALF OF THE BOARD:

Director

Davidson Technologies Ltd.

Statement of Stockholders’ Equity

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	Capital Stock $	Retained Earnings (Deficit) $	Accumulated Other Comprehensive Income $	Total Stockholders’ Equity (Deficit) $
Opening Balance	2	166,813	9,049	175,864
Net Income for the Year	—	178,081	—	178,081
Dividends	—	(45,840)	—	(45,840)
Foreign Currency Translation Adjustment	—	—	3,762	3,762

Closing Balance	2	299,054	12,811	311,867

Davidson Technologies Ltd.

Statement of Income

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	2004 $	2003 $
Equity Earnings in Investee Company Income	278,677	141,566

Expenses

Automobile	7,108	7,909
Bank charges and interest	451	437
Depreciation	430	339
Management salaries	63,502	59,655
Meals and entertainment	566	559
Office	522	2,569
Professional fees	213	382

	72,792	71,850

Income before Income Taxes	205,885	69,716

Provision for Income Taxes	27,804	6,077

Net Income for the Year	178,081	63,639

Other Comprehensive Income— Foreign currency translation adjustment	3,762	10,416

Comprehensive Income for the Year	181,843	74,055

Davidson Technologies Ltd.

Statement of Cash Flows

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	2004 $	2003 $
Cash Provided from (Used for):

Operating Activities

Net income for the year	178,081	63,639
Item not affecting cash— Depreciation	430	339
Equity earnings in investee company income	(278,677)	(141,566)

	(100,166)	(77,588)
Changes in non-cash working capital balances related to operations—
Accounts receivable	(1,093)	756
Accounts payable and accrued liabilities	3,332	649
Wages payable	(4,994)	(1,070)
Income taxes payable	22,829	(1,308)

	(80,092)	(78,561)

Financing Activities

Advances from (to) related company	7,683	(7,181)
Increase (decrease) in stockholders’ loans	227	(315)
Dividends	(45,840)	(41,381)

	(37,930)	(34,515)

Investing Activities

Purchase of property, plant and equipment	(2,092)	—
Cash received from investee companies	114,826	105,678

	112,734	105,678

Effect of Exchange Rate Changes on Cash	3,520	3,948

Increase (Decrease) in Cash	(1,768)	(3,450)

Cash—Beginning of Year	2,066	5,516

Cash—End of Year (note 8)	298	2,066

Davidson Technologies Ltd.

Notes to Financial Statements

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

1    Significant Accounting Policies

Nature of Operations

Davidson Technologies Ltd. (“the company”) is a consulting firm. The company provides consulting services in project management, systems integration, and software development.

Property, Plant and Equipment, and Depreciation

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is charged against income using the declining balance method in amounts sufficient to amortize the cost of property, plant and equipment over their estimated useful lives at the following annual rates:

Computers	30%
Equipment	20%

A half year of depreciation is taken in the year of acquisition.

Foreign Currency Adjustments

The company’s functional currency for all operations is the Canadian dollar. Non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year. Gains and losses from translation of Canadian currency financial statements into U.S. dollars are included in “Other Comprehensive Income”. Gains and losses resulting from foreign currency transactions are included in current results of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Estimates

Preparing the company’s financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Davidson Technologies Ltd.

Notes to Financial Statements—(Continued)

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the company, such items consist solely of foreign currency translation gains and losses.

Investment in Significantly Influenced Corporations

Investment companies that are not consolidated, but over which the company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the company exercises significant influence with respect to an Investee depends on an evaluation of several factors including, among others, representation on the Investee Company’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the Investee Company. Under the equity method of accounting, an Investee Company’s accounts are not reflected within the company’s Balance Sheets and Statements of Income; however, the company’s share of the earnings or losses of the Investee Company is reflected in the caption “Equity Earnings in Investee Company Income” in the Statement of Income. The company’s carrying value in an equity method Investee Company is reflected in the caption “Ownership Interests in Investee Companies” in the company’s Balance Sheet.

Revenue Recognition

The company recognizes its share of the earnings or losses of the Investee companies as of the date of the balance sheet.

2    Due from Related Company

The amount due from PBA Engineering Ltd., a company under significant influence, is unsecured, non-interest bearing, and without specific terms of repayment.

3    Ownership Interests in Investee Companies

The company holds 33.33% of the voting stock of both PBA Engineering Ltd. and 360 Surveillance Inc. These investments are accounted for by the equity method. Information regarding assets, liabilities, results of operations, and cash flows of the Investee Companies are reported on separate statements.

4    Property, Plant and Equipment

	Cost $	Accumulated depreciation $	2004 Net $	2003 Net $
Computers	3,460	3,051	409	582
Equipment	3,197	1,000	2,197	362

	6,657	4,051	2,606	944

5    Redeemable Preferred Stock

Authorized by the company are 10,000 Class AA non-voting preferred shares with a par value of $.01 each. As of December 31, 2002 10 shares have been issued with a total redemption value of $25,938. These shares are redeemable at the option of the holder.

Davidson Technologies Ltd.

Notes to Financial Statements—(Continued)

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

6    Stockholders’ Loans

These loans are unsecured, non-interest bearing, and without specific terms of repayment. It is not the intention of the stockholders to demand repayment of these loans before the next fiscal year end.

7    Capital Stock

	2004 $	2003 $
Authorized—
10,000 Class A common voting shares
10,000 Class B common voting shares
10,000 Class C common non-voting shares
Issued—
100 Class A shares	1	1
100 Class B shares	1	1
100 Class C shares	—	—
	2	2

8    Supplementary Note to Statement of Cash Flows

	2004 $	2003 $
Cash received (paid):
Income taxes	(27,256)	(2,390)

9     Financial Instruments

The company’s financial instruments consist of cash, accounts receivable, due from related company, accounts payable and accrued liabilities, wages payable, and income taxes payable.

Interest, Currency and Credit Risk

Unless otherwise noted it is management’s opinion that, under normal circumstances, the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Fair Value

Fair value approximates amounts at which financial instruments could be exchanged between willing parties, based on current markets for instruments of the same risk, principal and remaining maturities. Fair values are based on estimates using present value and other valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates, which reflect varying degrees of risk. Potential expenses that would be incurred on the disposition of these financial instruments have not been reflected in their fair values. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

The carrying value of all financial instruments approximates fair value.

DAVIDSON TECHNOLOGIES LTD.

Unaudited Financial Statements

Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

DAVIDSON TECHNOLOGIES LTD.

Balance Sheets

As of September 30, 2005 (Unaudited) and December 31, 2004 (Audited)

(Expressed in U.S. Dollars)

	2005 $	2004 $

	As Restated (1)
Assets

Current assets:
Cash	—	298
Accounts receivable	—	21,845

	—	22,143

Due from Related Company	75,767	73,785
Ownership Interests in Investee Companies	511,298	330,043
Property, plant and equipment	—	2,606

	587,065	428,577

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	1,054	6,077
Wages payable	—	54,077
Income taxes payable	3,182	30,106

	4,236	90,260

Redeemable Preferred Stock	25,938	25,938
Stockholders’ Loans	—	512

	30,174	116,710

Stockholders’ Equity

Capital stock	2	2
Retained Earnings	531,481	299,054
Accumulated other comprehensive loss	25,408	12,811

	556,891	311,867

	587,065	428,577

(1)	See Note 5 “Restatement.”

The accompanying notes are an integral part of these financial statements.

DAVIDSON TECHNOLOGIES LTD.

Unaudited Statements of Income

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

	2005 $	2004 $
	As Restated (1)	As Restated (1)
Equity Earnings in Investee Company Income	274,112	228,769

Expenses

Automobile	6,287	5,331
Bank charges and interest	—	338
Depreciation	2,606	323
Management Salaries	—	47,627
Meals and entertainment	276	425
Office	2,604	389
Professional fees	849	160

	12,622	54,593

Income before income taxes	261,490	174,176

Provision for income taxes	29,063	20,853

Net income for the period	232,427	153,323

Other comprehensive income—
Foreign currency translation adjustment	12,597	2,822

Comprehensive income for the period	245,024	156,145

(1)	See Note 5 “Restatement.”

The accompanying notes are an integral part of these financial statements.

DAVIDSON TECHNOLOGIES LTD.

Unaudited Statements of Cash Flows

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

	2005 $	2004 $
	As Restated (1)	As Restated (1)
Cash Provided from:

Operating Activities

Net income for the period	232,427	153,323
Items not affecting cash—Depreciation	2,606	323
Equity earnings in investee company income	(274,112)	(228,769)

	(39,079)	(75,123)
Changes in non-cash working capital balances related to operations—
Accounts receivable	21,513	(2,217)
Accounts payable and accrued liabilities	(4,976)	2,129
Wages payable	(53,255)	(13,680)
Income taxes	(26,602)	16,733

	(102,399)	(72,158)

Financing Activities

Repayments from related company	123	7,407
Increase (decrease) in stockholders’ loans	(504)	250

	(381)	7,657

Investing Activities

Purchase of property, plant and equipment	(39)	(1,895)
Cash received from investee companies	92,605	62,686

	92,566	60,791

Effect of Exchange Rate Changes on Cash	9,916	2,323

Decrease in Cash	(298)	(1,387)

Cash—Beginning of Period	298	2,066

Cash—End of Period	—	679

(1)	See Note 5 “Restatement.”

The accompanying notes are an integral part of these financial statements.

DAVIDSON TECHNOLOGIES LTD.

Unaudited Notes to Financial Statements

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

1. Significant Accounting Policies

Nature of Operations

Davidson Technologies Ltd. (the “company”) is a consulting firm. The company provides consulting services in project management, systems integration, and software development.

Basis of Presentation

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004. In the opinion of management, these statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the company’s management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2005, are not necessarily indicative of the results that may be expected for any subsequent period or for the year ending December 31, 2005.

Property, Plant and Equipment, and Depreciation

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is charged against income using the declining balance method in amounts sufficient to amortize the cost of property, plant and equipment over their estimated useful lives at the following annual rates:

Computers	30%
Equipment	20%

A half year of depreciation is taken in the year of acquisition.

Foreign Currency Adjustments

The company’s functional currency for all operations is the Canadian dollar. Non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year. Gains and losses from translation of Canadian currency financial statements into U.S. dollars are included in “Other Comprehensive Income.” Gains and losses resulting from foreign currency transactions are included in current results of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

DAVIDSON TECHNOLOGIES LTD.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

Estimates

Preparing the company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders’ equity that, under accounting principles generally accepted in the United States, are excluded from net income. For the company, such items consist solely of foreign currency translation gains and losses.

Investment in Significantly Influenced Corporations

Investment companies that are not consolidated, but over which the company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the Investee Company’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the Investee Company. Under the equity method of accounting, an Investee Company’s accounts are not reflected within the company’s balance sheets and income statements; however, the company’s share of the earnings or losses of the Investee Company is reflected in the caption “Equity Earnings in Investee Company Income” in the income statement. The company’s carrying value in an equity method Investee Company is reflected in the caption “Ownership Interests in Investee Companies” in the company’s balance sheet.

Revenue Recognition

The company recognizes its share of the earnings or losses of the Investee Companies as of the date of the balance sheet.

2. Due from Related Company

The amount due from PBA Engineering Ltd., a company under significant influence, is unsecured, non-interest bearing, and without specific terms of repayment.

3. Ownership Interests in Investee Companies

The company holds 33.33% of the voting stock of both PBA Engineering Ltd. and 360 Surveillance Inc. These investments are accounted for by the equity method. Information regarding assets, liabilities, results of operations, and cash flows of the Investee Companies are reported on separate statements.

4. Stockholders’ Loans

These loans are unsecured, non-interest bearing, and without specific terms of repayment. It is not the intention of the stockholders to demand repayment of these loans before the next fiscal year-end.

5. Restatement

The accompanying unaudited financial statements have been restated to correct an error made in the periods ended September 30, 2005 and 2004, regarding the application of the equity method of accounting for the Company’s equity method investees. The effect of the restatement was to increase net income by $99,602 from $132,825 to $232,427 for the nine months ended September 30, 2005. Net income for the nine months ended September 30, 2004, increased by $19,761 from $133,562 to $153,323. Retained earnings at September 30, 2005, increased from $431,879 to $531,481.

PETER BOUDREAU & ASSOCIATES LTD.

Audited Financial Statements

Fiscal Year Ended December 31, 2004

(Expressed in U.S. Dollars)

INDEPENDENT AUDITORS’ REPORT

To the Stockholders of

Peter Boudreau & Associates Ltd.

We have audited the accompanying balance sheets of Peter Boudreau & Associates Ltd. as of December 31, 2004 and 2003 and the related statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Peter Boudreau & Associates Ltd. as of December 31, 2004 and 2003, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

CHARTERED ACCOUNTANTS

Victoria, B.C., Canada
November 18, 2005

Peter Boudreau & Associates Ltd.

Balance Sheet

As of December 31, 2004

(Expressed in U.S. Dollars)

	2004 $	2003 $
Assets

Current Assets—
Cash	625	27,477
Due from Investors Group	29,218	—
Accounts receivable	18,923	17,952
Income taxes recoverable	—	6,284

	48,766	51,713
Due from Related Company (note 2)	73,648	75,993
Ownership Interests in Investee Companies (note 3)	343,797	179,946
Property, Plant and Equipment (note 4)	522	262

	466,733	307,914

Liabilities

Current Liabilities—
Accounts payable and accrued liabilities	3,837	18,496
Income taxes payable	18,438	—

	22,275	18,496
Redeemable Preferred Stock (note 5)	39,337	39,337
Stockholder’s Loan (note 6)	19,633	11,374

	81,245	69,207

Stockholders’ Equity

Capital Stock (note 7)	1	1
Retained Earnings	366,201	225,198
Accumulated Other Comprehensive Income	19,286	13,508

	385,488	238,707

	466,733	307,914

SIGNED ON BEHALF OF THE BOARD:

Director

Peter Boudreau & Associates Ltd.

Statement of Stockholders’ Equity

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	Capital Stock $	Retained Earnings $	Accumulated Other Comprehensive Income $	Total Stockholders’ Equity $
Opening Balance	1	225,198	13,508	238,707
Net Income for the Year	—	141,003	—	141,003
Foreign Currency Translation Adjustment	—	—	5,778	5,778

Closing Balance	1	366,201	19,286	385,488

Peter Boudreau & Associates Ltd.

Statement of Income

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	2004 $	2003 $
Equity Earnings in Investee Company Income	265,825	141,288

Expenses

Accounting and legal	191	183
Automobile	8,966	8,092
Bank charges and interest	116	68
Depreciation	143	65
Insurance	981	911
Management salaries	79,777	52,661
Meals and entertainment	2,014	1,708
Office	869	773
Subcontractors	11,525	24,974
Travel	54	1,105

	104,636	90,540

Income before Income Taxes	161,189	50,748

Provision for Income Taxes	20,186	2,929

Net Income for the Year	141,003	47,819

Other Comprehensive Income—
Foreign currency translation adjustment	5,778	16,032

Comprehensive Income for the Year	146,781	63,851

Peter Boudreau & Associates Ltd.

Statement of Cash Flows

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

	2004 $	2003 $
Cash Provided from (Used for):

Operating Activities

Net income for the year	141,003	47,819
Items not affecting cash—
Amortization of deferred charge	—	694
Depreciation	143	65
Equity earnings in investee company income	(265,825)	(141,288)

	(124,679)	(92,710)
Changes in non-cash working capital balances related to operations—
Accounts receivable	406	(924)
Due from Investors Group	(26,984)	—
Prepaid expenses	—	1,123
Accounts payable and accrued liabilities	(14,881)	(7,476)
Income taxes	23,288	2,018

	(142,850)	(97,969)

Financing Activities

Advances from (to) related company	7,683	7,160
Increase in stockholder’s loan	6,801	813

	14,484	7,973

Investing Activities

Purchases of property, plant and equipment	(403)	—
Cash received from investee companies	101,974	105,400

	101,571	105,400

Effect of Exchange Rate Changes on Cash	(57)	2,561

Increase (Decrease) in Cash	(26,852)	17,965

Cash—Beginning of Year	27,477	9,512

Cash—End of Year (note 8)	625	27,477

Peter Boudreau & Associates Ltd.

Notes to Financial Statements

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

1    Significant Accounting Policies

Nature of Operations

Peter Boudreau and Associates Ltd. (“the company”) is an engineering consulting firm. The company provides consulting services in project management, systems integration, and software development.

Property, Plant and Equipment, and Depreciation

Property, plant and equipment are carried at cost less accumulated depreciation. Depreciation is charged against income using the declining balance method in amounts sufficient to amortize the cost of property, plant and equipment over their estimated useful lives at the following annual rates:

Furniture and equipment	20%

A half year of depreciation is taken in the year of acquisition.

Foreign Currency Adjustments

The company’s functional currency for all operations is the Canadian dollar. Non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year. Gains and losses from translation of Canadian currency financial statements into U.S. dollars are included in other comprehensive income. Gains and losses resulting from foreign currency transactions are included in current results of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Estimates

Preparing the company’s financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Peter Boudreau & Associates Ltd.

Notes to Financial Statements—(Continued)

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders’ equity that, under generally accepted accounting principles, are excluded from net income. For the company, such items consist solely of foreign currency translation gains and losses.

Investment in Significantly Influenced Corporations

Investment companies that are not consolidated, but over which the company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the company exercises significant influence with respect to an Investee depends on an evaluation of several factors including, among others, representation on the Investee Company’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the Investee Company. Under the equity method of accounting, an Investee Company’s accounts are not reflected within the company’s Balance Sheets and Statements of Operations; however, the company’s share of the earnings or losses of the Investee Company is reflected in the caption “Equity Earnings in Investee Company Income” in the Statement of Income. The Company’s carrying value in an equity method Investee Company is reflected in the caption “Ownership Interests in Investee Companies” in the company’s Balance Sheet.

Revenue Recognition

The company recognizes its share of the earnings or losses of the Investee Companies as of the date of the balance sheet.

2     Due from Related Company

The amount due from PBA Engineering Ltd., a company under significant influence, is unsecured, non-interest bearing, and without specific terms of repayment.

3    Ownership Interests in Investee Companies

The company holds 33.33% of the voting stock of both PBA Engineering Ltd. and 360 Surveillance Inc. These investments are accounted for by the equity method. Information regarding assets, liabilities, results of operations, and cash flows of the Investee Companies are reported on separate statements.

4    Property, Plant and Equipment

	Cost $	Accumulated depreciation $	2004 Net $	2003 Net $
Computer equipment	403	90	313	—
Furniture and equipment	1,252	1,043	209	262

	1,655	1,133	522	262

Peter Boudreau & Associates Ltd.

Notes to Financial Statements—(Continued)

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

5    Redeemable Preferred Stock

Authorized by the company are 10,000 Class AA non-voting preferred shares with a par value of $.0067 each. As at December 31, 2002 300 shares have been issued for a total par value of $2. These shares are redeemable at the option of the holder for a total value of $39,337.

6    Stockholder’s Loan

The loan is unsecured, non-interest bearing, and without specific terms of repayment. It is not the intention of the stockholder to demand repayment of this loan before the next fiscal year end.

7    Capital Stock

	2004 $	2003 $
Authorized—
10,000 Class A common voting shares
10,000 Class B common non-voting shares
10,000 Class C common non-voting shares
Issued—
100 Class A shares	1	1
100 Class B shares	—	—
20 Class C shares	—	—

	1	1

8    Supplementary Note to Statement of Cash Flows

	2004 $	2003 $
Cash received (paid):
Income taxes	(16,107)	(9,208)

9    Financial Instruments

The company’s financial instruments consist of cash, due from Investors Group, accounts receivable, due from related company, accounts payable and accrued liabilities, and income taxes payable.

Interest, Currency and Credit Risk

Unless otherwise noted it is management’s opinion that, under normal circumstances, the company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Peter Boudreau & Associates Ltd.

Notes to Financial Statements—(Continued)

For the Year Ended December 31, 2004

(Expressed in U.S. Dollars)

Fair Value

Fair value approximates amounts at which financial instruments could be exchanged between willing parties, based on current markets for instruments of the same risk, principal and remaining maturities. Fair values are based on estimates using present value and other valuation techniques, which are significantly affected by the assumptions used concerning the amount and timing of estimated future cash flows and discount rates, which reflect varying degrees of risk. Potential expenses that would be incurred on the disposition of these financial instruments have not been reflected in their fair values. Therefore, due to the use of subjective judgment and uncertainties, the aggregate fair value amount should not be interpreted as being realizable in an immediate settlement of the instruments.

The carrying value of all financial instruments approximates fair value.

PETER BOUDREAU & ASSOCIATES LTD.

Unaudited Financial Statements

Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

Peter Boudreau & Associates Ltd.

Balance Sheets

As of September 30, 2005 (Unaudited) and December 31, 2004 (Audited)

(Expressed in U.S. Dollars)

	2005 $	2004 $
	As Restated (1)
Assets

Current assets:
Cash	—	625
Due from Investors Group	—	29,218
Accounts receivable	—	18,923

	—	48,766

Due from Related Company	75,600	73,648
Ownership Interests in Investee Companies	528,703	343,797
Property, plant and equipment	—	522

	604,303	466,733

Liabilities

Current liabilities:
Accounts payable and accrued liabilities	1,242	3,837
Income taxes payable	6,665	18,438

	7,907	22,275

Redeemable Preferred Stock	39,337	39,337
Stockholders’ Loans	19,633	19,633

	66,877	81,245

Stockholders’ Equity

Capital stock	1	1
Retained Earnings	523,387	366,201
Accumulated other comprehensive loss	14,038	19,286

	537,426	385,488

	604,303	466,733

(1)	See Note 5 “Restatement.”

The accompanying notes are an integral part of these consolidated financial statements.

Peter Boudreau & Associates Ltd.

Unaudited Statements of Income

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

	2005 $	2004 $
	As Restated (1)	As Restated (1)
Equity Earnings in Investee Company Income	251,137	219,130

Expenses

Accounting and legal	414	143
Automobile	5,656	6,725
Bank charges and interest	—	87
Depreciation	522	107
Insurance	777	736
Management salaries	69,018	59,833
Meals and entertainment	1,589	1,511
Office	511	652
Subcontractors	—	8,644
Travel	—	41

	78,487	78,479

Income before income taxes	172,650	140,651

Provision for income taxes	15,464	15,140

Net income for the period	157,186	125,511

Other comprehensive income—
Foreign currency translation adjustment	(5,248)	4,334

Comprehensive income for the period	151,938	129,845

(1)	See Note 5 “Restatement.”

The accompanying notes are an integral part of these consolidated financial statements.

Peter Boudreau & Associates Ltd.

Unaudited Statements of Cash Flows

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

	2005 $	2004 $
	As Restated (1)	As Restated (1)
Cash Provided from:

Operating Activities

Net income for the period	157,186	125,511
Items not affecting cash—
Depreciation	522	107
Equity earnings in investee company income	(251,137)	(219,130)

	(93,429)	(93,512)
Changes in non-cash working capital balances related to operations—
Accounts receivable	18,635	3,932
Due from Investors Group	28,774	(27,954)
Accounts payable and accrued liabilities	(2,590)	(14,367)
Income taxes	(11,776)	13,230

	(60,386)	(118,671)

Financing Activities

Repayments from related company	148	7,429
Decrease in stockholders’ loans	(538)	(7,690)

	(390)	(261)

Investing Activity

Purchase of property, plant and equipment	(8)	(244)
Cash received from investee companies	65,979	67,911

	65,971	67,667
Effect of Exchange Rate Changes on Cash	(5,820)	23,788

Decrease in Cash	(625)	(27,477)

Cash—Beginning of Period	625	27,477

Cash—End of Period	—	—

(1)	See Note 5 “Restatement.”

The accompanying notes are an integral part of these consolidated financial statements.

Peter Boudreau & Associates Ltd.

Unaudited Notes to Financial Statements

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

1.	Significant Accounting Policies

Nature of Operations

Peter Boudreau and Associates Ltd. (the “company”) is an engineering consulting firm. The company provides consulting services in project management, systems integration, and software development.

Basis of Presentation

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004. In the opinion of management, these statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the company’s management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2005, are not necessarily indicative of the results that may be expected for any subsequent period or for the year ending December 31, 2005.

Foreign Currency Adjustments

The company’s functional currency for all operations is the Canadian dollar. Non-monetary assets and liabilities are translated at historical rates and monetary assets and liabilities are translated at exchange rates in effect at the end of the year. Income statement accounts are translated at average rates for the year. Gains and losses from translation of Canadian currency financial statements into U.S. dollars are included in “Other Comprehensive Income.” Gains and losses resulting from foreign currency transactions are included in current results of operations.

Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets, including tax loss and credit carry forwards, and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Deferred income tax expense represents the change during the period in the deferred tax assets and deferred tax liabilities. The components of the deferred tax assets and liabilities are individually classified as current and non-current based on their characteristics. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Estimates

Preparing the company’s financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Peter Boudreau & Associates Ltd.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

(Expressed in U.S. Dollars)

Comprehensive Income

Comprehensive income consists of net income and other gains and losses affecting stockholders’ equity that, under accounting principles generally accepted in the United States, are excluded from net income. For the company, such items consist solely of foreign currency translation gains and losses.

Investment in Significantly Influenced Corporations

Investment companies that are not consolidated, but over which the company exercises significant influence, are accounted for under the equity method of accounting. Whether or not the company exercises significant influence with respect to an investee depends on an evaluation of several factors including, among others, representation on the Investee Company’s board of directors and ownership level, which is generally a 20% to 50% interest in the voting securities of the Investee Company. Under the equity method of accounting, an Investee Company’s accounts are not reflected within the company’s balance sheets and income statements; however, the company’s share of the earnings or losses of the Investee Company is reflected in the caption “Equity Earnings in Investee Company Income” in the income statement. The company’s carrying value in an equity method Investee Company is reflected in the caption “Ownership Interests in Investee Companies” in the company’s balance sheet.

Revenue Recognition

The company recognizes its share of the earnings or losses of the Investee Companies as of the date of the balance sheet.

2.	Due from Related Company

The amount due from PBA Engineering Ltd., a company under significant influence, is unsecured, non-interest bearing, and without specific terms of repayment.

3.	Ownership Interests in Investee Companies

The company holds 33.33% of the voting stock of both PBA Engineering Ltd. and 360 Surveillance Inc. These investments are accounted for by the equity method. Information regarding assets, liabilities, results of operations, and cash flows of the Investee Companies are reported on separate statements.

4.	Stockholders’ Loans

These loans are unsecured, non-interest bearing, and without specific terms of repayment. It is not the intention of the stockholders to demand repayment of these loans before the next fiscal year-end.

5.	Restatement

The accompanying unaudited financial statements have been restated to correct an error made in the periods ended September 30, 2005 and 2004, regarding the application of the equity method of accounting for the Company’s equity method investees. The effect of the restatement was to increase net income by $86,508 from $70,678 to $157,186 for the nine months ended September 30, 2005. Net income for the nine months ended September 30, 2004, increased by $19,761 from $105,750 to $125,511. Retained earnings at September 30, 2005, increased from $436,879 to $523,387.

SENSOR TECHNOLOGIES & SYSTEMS, INC.

Audited Financial Statements

Fiscal Years Ended December 31, 2004 and 2003

Report of Independent Certified Public Accountants

Board of Directors

Sensor Technologies & Systems, Inc.

We have audited the accompanying balance sheets of Sensor Technologies & Systems, Inc. as of December 31, 2004 and 2003 and the related statements of operations, redeemable convertible preferred stock and stockholders’ equity (deficit), and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America as established by the Auditing Standards Board of the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Sensor Technologies & Systems, Inc. as of December 31, 2004 and 2003 and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Oklahoma City, Oklahoma

November 18, 2005 (except for Note 13, as to which the date is December 12, 2005 and Note 2, Reclassifications, as to which the date is September 18, 2007)

Suite 1200

1 Leadership Square

211 N. Robinson

Oklahoma City, OK 73102-7148

T	405.218.2800
F	405.218.2801
W	www.grantthornton.com

Grant Thornton LLP

US Member of Grant Thornton International

Sensor Technologies & Systems, Inc.

Balance Sheets

December 31,

	2004	2003
ASSETS

Current assets:
Cash and cash equivalents	$260,932	$36,931
Investments	2,075,707	—
Accounts receivable	716,961	880,055
Other receivables	32,042	77,502
Inventory	1,395,956	523,103
Prepaid expenses	22,476	10,034

Total current assets	4,504,074	1,527,625

Property and equipment, net	266,489	84,684
Goodwill	231,611	231,611
Other non-current assets	42,859	27,725

Total assets	$5,045,033	$1,871,645

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)

Current liabilities:
Accounts payable	$292,674	$868,424
Accrued liabilities	735,124	708,215
Billings in excess of costs	200,438	70,067
Income taxes payable	236,871	—
Short-term notes payable	—	180,000
Current portion of long-term debt	579,283	281,453
Current portion of obligations under capital leases	11,191	10,115

Total current liabilities	2,055,581	2,118,274

Long-term debt, net of current portion	60,887	642,309
Obligations under capital leases, net of current portion	7,437	20,538
Commitments and contingencies
Redeemable convertible preferred stock; Series A; $0.001 par value; 10,000,000 shares authorized; 118,116 and 37,500, issued and outstanding, respectively (at liquidation value)	236,231	75,000
Stockholders’ equity (deficit):
Common stock; $0.001 par value; 30,000,000 shares authorized; 5,146,291, and 5,133,898 shares issued and 5,069,351 and 5,123,048 outstanding respectively.	5,146	5,134
Treasury stock; 76,940 and 10,850 common shares held, respectively, at cost	(152,152)	(20,709)
Additional paid-in capital	3,333,706	3,188,284
Unearned ESOP shares	(93,104)	(142,905)
Accumulated deficit	(377,236)	(4,014,280)
Accumulated other comprehensive loss	(31,463)	—

Total stockholders’ equity (deficit)	2,684,897	(984,476)

	$5,045,033	$1,871,645

The accompanying notes are an integral part of these statements.

Sensor Technologies & Systems, Inc.

Statements of Operations

For the Years Ended December 31,

	2004	2003	2002
Contract revenues	$27,577,973	$3,931,488	$5,422,292
Contract costs:
Direct labor	1,311,669	1,078,358	1,388,427
Material and other direct costs	15,805,642	1,075,547	1,518,815
Indirect costs	2,374,209	1,874,287	2,020,938

Total contract costs	19,491,520	4,028,192	4,928,180
Research and product development costs	2,196,458	630,831	716,069
Selling, general and administrative	932,930	90,840	84,786

	22,620,908	4,749,863	5,729,035

Income (loss) from operations	4,957,065	(818,375)	(306,743)
Other Income (expense)
Other income	73,757	889	1,685
Unearned ESOP compensation	(324,354)	(279,144)	(253,471)
Interest expense	(207,553)	(64,763)	(72,910)

	(458,150)	(343,018)	(324,696)

Income (loss) before income taxes	4,498,915	(1,161,393)	(631,439)
Income taxes:
Federal	666,851	—	—
Arizona	195,020	—	—

	861,871	—	—

Net income (loss)	3,637,044	(1,161,398)	(631,440)
Other comprehensive loss	(31,463)	—	—

Comprehensive income (loss)	$3,605,581	$(1,161,398)	$(631,440)

The accompanying notes are an integral part of these statements.

Sensor Technologies & Systems, Inc.

Statements of Redeemable Convertible Preferred Stock and Stockholders’ Equity (Deficit)

For the Years Ended December 31, 2004, 2003 and 2002

	Series A Redeemable Convertible Preferred Stock	Common Stock		Additional Paid-In Capital	Treasury Stock	Unearned ESOP Shares	Accumulated Deficit	Accumulated Other Comprehensive Loss	Stockholders’ Equity
		Shares	Par Value
Balances at January 1, 2002	$—	5,095,164	$5,095	$2,571,434	$(20,709)	$(242,420)	$(2,221,447)	$—	$91,953
Issuance of common stock for consulting services	—	20,614	21	46,382	—	—	—	—	46,403
Allocation of shares to ESOP	—	—	—	253,473	—	49,486	—	—	302,959
Net loss	—	—	—	—	—	—	(631,440)	—	(631,440)

Balance at December 31, 2002	—	5,115,778	5,116	2,871,289	(20,709)	(192,934)	(2,852,887)	—	(190,125)
Sale of preferred stock	75,000	—	—	—	—	—	—	—	—
Issuance of common stock for consulting services	—	18,120	18	37,851	—	—	—	—	37,869
Allocation of shares to ESOP	—	—	—	279,144	—	50,029	—	—	329,173
Net loss	—	—	—	—	—	—	(1,161,393)	—	(1,161,393)

Balance at December 31, 2003	75,000	5,133,898	5,134	3,188,284	(20,709)	(142,905)	(4,014,280)	—	(984,476)
Sale of preferred stock	158,280	—	—	—	—	—	—	—	—
Issuance of common stock for consulting services	—	2,202	2	4,344	—	—	—	—	4,346
Issuance of common stock	—	2,030	2	3,998	—	—	—	—	4,000
Preferred stock dividends	2,951	—	—	(6,761)	—	—	—	—	(6,761)
Common stock dividends	—	8,161	8	(231,912)	—	—	—	—	(231,904)
Purchase of treasury stock	—	—	—	—	(131,443)	—	—	—	(131,443)
Allocation of shares to ESOP	—	—	—	324,355	—	49,801	—	—	374,156
Issuance of stock warrants to vendor	—	—	—	51,398	—	—	—	—	51,398
Net income	—	—	—	—	—	—	3,637,044	—	3,637,044
Unrealized loss on available for sale
Securities	—	—	—	—	—	—	—	(31,463)	(31,463)

Balance at December 31, 2004	$236,231	5,146,291	$5,146	$3,333,706	$(152,152)	$(93,104)	$(377,236)	$(31,463)	$2,684,897

The accompanying notes are an integral part of these statements.

Sensor Technologies & Systems, Inc.

Statements of Cash Flows

For the Years Ended December 31,

	2004	2003	2002
Cash flows from operating activities:
Net income (loss)	$3,637,044	$(1,161,393)	$(631,440)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	75,386	51,095	62,450
Issuance of stock for professional services rendered	4,346	37,869	46,403
Issuance of common stock warrants to vendor	51,398	—	—
Provision for warranty	165,000	—	—
ESOP compensation expense	374,156	329,173	302,959
Changes in assets and liabilities:
Accounts receivable	163,094	(138,117)	459,820
Other receivables	45,459	(27,611)	24,936
Prepaid expenses	(12,442)	53,943	(22,624)
Inventory	(872,853)	(195,511)	(122,213)
Other non-current assets	(15,134)	(360)	(4,936)
Accounts payable	(575,750)	565,761	(294,526)
Accrued liabilities	(138,090)	313,599	41,371
Income taxes payable	236,871	—	—
Billings in excess of costs	130,371	(19,153)	51,931

Net cash provided by (used in) operating activities	3,268,856	(190,705)	(85,869)

Cash flows from investing activities:
Purchase of property and equipment	(257,191)	(2,978)	(55,878)
Purchase of available for sale securities	(2,107,170)	—	—

Net cash used in investing activities	(2,364,361)	(2,978)	(55,878)

Cash flows from financing activities:
Net (repayments) borrowings of short-term notes payable	(180,000)	100,000	65,291
Borrowings of long-term debt	—	98,000	—
Repayments of long-term debt	(283,592)	(100,240)	(65,584)
Repayments of obligations under capital leases	(12,025)	(18,945)	(16,223)
Proceeds from issuance of common stock	4,000	—	—
Proceeds from issuance of preferred stock	158,280	75,000	—
Purchase of treasury stock	(131,443)	—	—
Dividends on common stock	(231,904)	—	—
Dividends on preferred stock	(3,810)	—	—

Net cash (used in) provided by financing activities	(680,494)	153,815	(16,516)

Net increase (decrease) in cash and cash equivalents	224,001	(39,868)	(158,263)
Cash and cash equivalents, beginning of period	36,931	76,799	235,062

Cash and cash equivalents, end of period	$260,932	$36,931	$76,799

Cash paid for interest	$202,000	$33,183	$21,522
Cash paid for federal and state income taxes	625,000	50	50
SUPPLEMENTAL SCHEDULE OF NON-CASH INVESTING FINANCING ACTIVITIES
Purchase of property and equipment—capital lease obligation	—	2,626	48,076
Unrealized loss on available for sale securities	31,463	—	—

The accompanying notes are an integral part of these statements.

Sensor Technologies & Systems, Inc.

Notes to Financial Statements

For the Years Ended December 31, 2004, 2003, and 2002

Note 1—Description of Business

Sensor Technologies & Systems, Inc. (“the Company”) operates predominantly in the advanced electronics industry. Operations involve the design, development and testing of a diversified line of products, which include radar, RF systems, subsystems and sensors. Revenues are derived from services and product sales to the U.S. government, commercial and international markets. The Company is headquartered in Scottsdale, Arizona.

Note 2—Summary of Significant Accounting Policies

Cash and Cash Equivalents

For financial reporting purposes, cash includes amounts held in depository accounts. The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2004 and 2003, there are no investments or other items which might be considered cash equivalents.

Investments

The Company classifies its investments according to Statement of Financial Accounting Standards (“SFAS”) No. 115, Accounting for Certain Investments in Debt and Equity Securities (“SFAS 115”). Under SFAS 115, securities are classified as either held-to-maturity, available-for-sale or trading. Debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings. Investments in debt securities are classified as held-to-maturity and measured at amortized cost in the balance sheet only if the Company has the positive intent and ability to hold those securities to maturity. Investments not classified as either trading or held-to-maturity securities are classified as available-for-sale securities. Pursuant to SFAS 115, the Company classifies its marketable debt and equity securities as available-for-sale. Securities classified as available-for-sale are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) method, are included in earnings and unrealized holding gains and losses are reported, net of applicable taxes, as a component of other comprehensive income (loss). During the year ended December 31, 2004, the Company purchased available-for-sale equity securities at a cost of $2,107,170 and experienced a decline in the fair market value of these securities in the amount of $31,463, which is included as a component of other comprehensive loss. The fair market value of the available-for-sale equity securities of $2,075,707 has been reflected in the accompanying balance sheet as of December 31, 2004. There were no investments at December 31, 2003.

Accounts Receivable

Trade receivables are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. The provision for doubtful accounts is determined from an analysis of the collectibility of each account receivable at the balance sheet date using an aging of receivables as well as a review of the customer’s financial condition. Accounts are deemed past due if full payment is not received by the pre-determined due date. Uncollectible accounts receivable are written off when the Company has exhausted all efforts of collection. As of December 31, 2004 and 2003, no provision for doubtful accounts was recorded as the Company considered all accounts to be fully collectible.

Revenue Recognition

The Company recognizes revenue based on the performance of several types of contracts with their customers in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position

Sensor Technologies & Systems, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

No. 81-1 (“SOP 81-1”), Accounting for Performance of Construction-Type and Certain Production-Type Contracts, which provides more comprehensive and explicit guidance on the application of generally accepted accounting principles to contract accounting than the AICPA Audit and Accounting Guide for Federal Government Contractors. The majority of the Company’s contracts can be classified into three types, which is based upon the pricing methods: (i) fixed-price contracts, (ii) cost-type contracts and (iii) time and material contracts. A fixed-price contract is an agreement whereby the Company agrees to perform all acts under the contract for the customer at a stated price. A cost-type contract is an agreement whereby the Company agrees to perform all acts under a contract for a price determined on the basis of a defined relationship to the costs to be incurred, which is typically expressed as a certain percentage of the costs incurred. A time and material contract is an agreement whereby the Company agrees to perform all acts required under the contract for a price based on fixed hourly rates and the cost of materials.

A significant portion of the Company’s revenues result from contract services performed for the United States Government. The Company believes that it can make reasonably dependable estimates relating to estimates of the extent of progress toward completion, contract revenue and contract costs. In addition, the Company expects that they can perform their contractual obligations, the customer can satisfy their obligations under the contract and the contractual arrangements include applicable terms. Based on the above, the Company recognizes revenues and fees on contracts as services are performed using the percentage-of-completion method of accounting. Revenues from the sale of prototypes and other products are recorded as costs are incurred, using an estimated profit percentage and are finalized when the products are shipped.

The Company provides for anticipated losses on contracts by a charge to income during the period in which the losses are first identified. Unbilled receivables are stated at estimated realizable value. Contract costs, including an allocation of indirect costs, are subject to audit and adjustment by negotiations between the Company and government representatives. Indirect contract costs have not yet been agreed upon between the Company and government representatives; however, the Company does not believe that any material adjustments will result once agreed upon.

Inventory

Inventory, which consists primarily of acquired products and materials, capitalized labor and indirect cost allocations, are valued at the lower of cost or market on a specific identification method. Management considers all inventory to be work in progress.

The Company writes down inventories for obsolescence equal to the difference between the cost of the inventory and the estimated market value based upon assumptions about future demand and market conditions. Any write-downs would be charged to operations as incurred.

Property and Equipment

Property and equipment are recorded at cost. Depreciation is provided over the estimated useful lives of the assets using an accelerated method. Upon retirement or sale, the cost of assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Estimated useful lives range from three to seven years.

Goodwill

The Company accounts for goodwill under the Financial Accounting Standards Board’s Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets.

Sensor Technologies & Systems, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

Goodwill is subject to annual assessment for impairment at each year-end and between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. The Company evaluated its goodwill at each December 31, 2004 and 2003 and determined that there were no indications of impairment of its goodwill.

Employee Stock Ownership Plan

In accordance with AICPA Statement of Position 93-6 (“SOP 93-6”), the Company recognizes compensation expense based upon the shares released and the average fair market value of the Company’s shares, as determined by the Company on an annual basis with the assistance of an independent appraiser.

Income Taxes

In accordance with SFAS 109, Accounting for Income Taxes, the Company recognizes deferred income tax assets and liabilities annually for differences between the financial statement and tax basis of assets and liabilities that will result in taxable or deductible amounts in the future based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Income tax expense is the tax payable or refundable for the period plus or minus the change during the period in deferred tax assets and liabilities.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentration of credit risk consist principally of cash deposits in bank accounts and investments maintained in brokerage accounts. Deposits and investments in excess of amounts insured are exposed to loss in the event of nonperformance by the institution. The Company is also exposed to the inability to collect accounts receivable when due or within a reasonable period of time after they become due or ever. However, the Company believes that it appropriately controls its exposure to credit risk relating to accounts receivable through conducting business with creditworthy customers although collateral is generally not obtained. See also Note 12.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Impairment of Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable in accordance with SFAS No. 144, Accounting for the Impairment of Disposal of Long-Lived Assets. If this review reveals an indication of impairment, as determined based on the sum of estimated undiscounted future cash flows, the carrying amount of the related long-lived assets are

Sensor Technologies & Systems, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

adjusted to fair value. No impairment losses have been recognized in the accompanying statements of operations for the years ended December 31, 2004, 2003 and 2002.

Shipping and Handling Costs

The Company invoices on a pass-through basis for out-bound freight to certain customers in accordance with the contractual agreements. These revenues are recorded as a component of contract revenues and the associated expense has been recorded as a component of contract expenses as is required by Emerging Issues Task Force (EITF) No. 00-10, Accounting for Shipping and Handling Fees and Costs.

Advertising

Advertising costs, which are included in selling, general and administrative expenses in the accompanying statements of operations, are expensed as incurred. Advertising expense was $101,550, $5,896 and $9,548 for the years ended December 31, 2004, 2003 and 2002, respectively.

Warranties

The Company records a liability for an estimate of costs that it expects to incur under its warranty program when product revenue is recognized. Factors affecting the Company’s warranty liability include the number of units sold and anticipated rates of claims and costs per claim. The Company periodically assesses the adequacy of its warranty liability based on changes in these factors. As of December 31, 2004 and 2003, the Company’s estimate of its warranty liability of $165,000 and $0, respectively, is reflected in accrued liabilities in the accompanying financial statements.

Research and Product Development Costs

Research and product development costs relating to both future and present products are charged to operations as incurred. The Company routinely enters into contracts with their customers to provide for certain levels of funding for various research and product development projects that the customer and the Company agree to perform. In accordance with the AICPA Audit and Accounting Guide for Federal Government Contractors, the Company recognizes the funded portion of their research and product development activities separately as contract revenue and contract costs. In certain circumstances, the Company considers it necessary and beneficial to continue these projects beyond the portion funded by the customer due to the product’s perceived marketability as well as other factors. In these circumstances, the unfunded portion of the projects is classified as research and product development activities in the accompanying statements of operations. The Company recognized approximately $2,196,500, $630,800 and $716,100 of unfunded research and product development costs in the years ended December 31, 2004, 2003 and 2002, respectively.

Reclassifications

The Company had previously presented redeemable convertible preferred stock as an item in permanent equity. However, the accompanying financial statements reflect the application of Emerging Issues Task Force Topic D-98, Classifications and Measurement of Redeemable Securities, and as such, the redeemable convertible preferred stock is classified outside of permanent equity.

Sensor Technologies & Systems, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

Note 3—Accounts Receivable

Accounts receivable consists of the following at December 31:

	2004	2003
Billed amounts	$232,230	$348,395
Unbilled amounts:
Current billable	484,731	531,660

	716,961	880,055
Allowance for doubtful accounts	—	—

	$716,961	$880,055

The balance of unbilled receivables consists of costs and fees billable on contract completion or other specified events, the majority of which is expected to be collected within one year.

Note 4—Property and Equipment

Property and equipment are summarized by major classification along with their estimated useful lives as follows at December 31:

	2004	2003
Furniture, fixtures and equipment (5 – 7 years)	$437,748	$231,338
Engineering equipment (3 – 5 years)	240,382	211,684
Leasehold improvements (5 years or lease term, if less)	36,392	14,309

	714,522	457,331
Less accumulated depreciation	(448,033)	(372,647)

	$266,489	$84,684

Depreciation expense, which includes expense attributable to equipment leased under a capital lease, for the years ended December 31, 2004, 2003 and 2002 amounted to $75,386, $51,095 and $62,450, respectively.

Sensor Technologies & Systems, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

Note 5—Debt

Lines of credit and long-term debt consisted of the following at December 31:

	2004	2003
Note payable to Yazaki North America, Inc. with no interest due until April 1, 2003 (discounted to yield 10.5%) and no principal due until April 1, 2004, then 60 equal monthly payments of approximately $10,000 including interest at prime plus 2.50% (7.75% at December 31, 2004) with all remaining unpaid principal and interest due December 31, 2007; secured by inventory, receivables and equipment	$513,352	$513,352
Guaranteed ESOP debt to stockholder (and Company President) due in monthly installments of $968 including interest at prime plus 2% (7.25% at December 31, 2004) through August 15, 2007 at which time all outstanding principal and interest becomes due	20,405	30,441
Guaranteed ESOP debt due in monthly installments of $5,051 including interest at prime plus 2% (7.25% at December 31, 2004) through August 15, 2007 at which time all outstanding principal and interest becomes due	106,413	158,727
Installment note payable; paid off in 2004	—	156,000
Unsecured note payable to an officer/stockholder of the Company; paid off in 2004	—	65,242

	640,170	923,762
Less: current portion	579,283	281,453

	$60,887	$642,309

Yazaki Note Payable

Prior to December 31, 2001, the Company received funding in the amount of approximately $930,000 from Yazaki North America, Inc. (“Yazaki”), which was recorded as a demand loan payable with no stated interest rate. During April 2001, the Company executed an agreement (“the agreement”) with Yazaki to convert a portion of the outstanding balance into shares of common stock as well as set forth certain interest and repayment terms. Pursuant to the terms of the agreement, Yazaki converted approximately $415,000 of the outstanding balance into approximately 413,000 shares of common stock.

In addition, the terms of the agreement included a principal and interest free period from April 1, 2001 through April 1, 2003 with monthly principal and interest payments to be made in 60 equal monthly installments plus interest at the rate of prime plus 2.5% following the interest free period. As a result of the interest free period, the Company recorded a discount on the remaining balance of approximately $513,000 at a yield of 10.5%. The discount of approximately $99,000 was amortized on a straight line basis, which approximated the effective interest method through December 31, 2002.

In April 2003, the Company modified the agreement with Yazaki to provide the Company an additional one-year period through April 1, 2004 in which it was not required to make any principal payments. In November 2004, the Company commenced discussions with Yazaki to attempt to reach a settlement for their outstanding obligation. In April 2005, the Company agreed upon a settlement offer with Yazaki to settle the outstanding obligation in full in exchange for three payments totaling approximately $292,000 as follows: $40,000 in May 2005, $80,000 in June 2005 and $172,000 in July 2005, which was disbursed to Yazaki. The

Sensor Technologies & Systems, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

balance of the obligation at this time was approximately $410,000 after making a required payment in January 2005 as requested by Yazaki. In accordance with SFAS 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities, the Company will account for the extinguishment of the Yazaki debt during their fiscal year ended December 31, 2005. As a result of the above, the outstanding obligation has been shown as currently maturing in the accompanying 2004 balance sheet.

Guaranteed ESOP Debt

On August 15, 1997, the Company Employee Stock Ownership Plan and Trust (ESOP) acquired 103,964 shares of the Advance Product Division (APD) from the owners of Frontier Engineering, Inc. (FEI), a closely held electronics services company. The acquisition was partially financed through the execution of a $365,000 promissory note payable issued by the ESOP to a stockholder of the Company and a $70,000 promissory note payable issued by the ESOP to the president of the Company. The promissory notes payable are subordinated to the Yazaki note payable. In addition, the promissory notes payable are guaranteed by the Company as to payment of principal and interest and, therefore, the unpaid balance has been recorded as long-term debt.

Maturities of long-term debt are as follows at December 31, 2004:

Year Ending December 31,	Amount
2005	$579,283
2006	60,887
Thereafter	—

$640,170

Short-term notes payable consisted of the following at December 31:

	2004	2003
Unsecured note payable; paid off in 2004	$—	$70,000
Unsecured note payable to an officer/stockholder of the Company; paid off in 2004	—	30,000
Unsecured note payable to a corporation controlled by a stockholder; paid off in 2004	—	75,000
Other notes payable	—	5,000

	$—	$180,000

Note 6—Commitments and Contingencies

Legal

From time to time, the Company may become involved in various legal matters arising in the ordinary course of business. Management is unaware of any matters requiring accrual for related losses in the financial statements.

Purchase Commitments

The Company has entered into various contracts with their vendors to purchase inventory at an estimated cost of $1,400,000 as determined using the rate per the Company’s respective purchase orders as of December 31, 2004. None of the aforementioned purchase commitments represent amounts in excess of anticipated consumption.

Sensor Technologies & Systems, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

Repurchase Agreement—Common Stock

The Company is obligated, under a repurchase agreement with its stockholders, to acquire their stock in the Company at fair market value upon the occurrence of certain events such as their death, disability or termination of employment. This obligation is contingent upon whether the stockholder exercises this option.

Capital Lease Obligations

The Company leases certain property of equipment under capital leases. Accordingly, the related assets and obligations have been recorded at the lesser of the present value of future minimum lease payments or fair value of the leased property at inception of the lease. The assets are depreciated over the lesser of their related lease terms or their estimated productive lives.

The following is a summary of property held under capital leases as of December 31:

	2004	2003
Furniture, fixtures and equipment	$68,839	$68,839
Less accumulated depreciation	(50,211)	(38,186)

	$18,628	$30,653

The following is a schedule of future minimum lease payments under capital leases together with the present value of the payments as of December 31, 2004:

Amount
2005	$12,209
2006	6,690
2007	1,078

Total minimum lease payments	19,977
Less: amount representing interest	1,349

Present value of net minimum lease payments	18,628
Less: current portion	11,191

$7,437

Operating Leases

The Company leases office space and certain other office equipment under non-cancelable leases expiring at various dates through 2006. The Company has the option to renew several of their office space leases for an additional lease term. Total lease expense for the years ended December 31, 2004, 2003 and 2002 was approximately $332,700, $276,800 and $268,800, respectively. Future minimum lease payments under non-cancelable operating leases at December 31, 2004 are as follows:

Year Ending December 31,	Amount
2005	$276,850
2006	20,464

Total	$297,314

Sensor Technologies & Systems, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

Note 7—Income Taxes

The provision (benefit) for income taxes for the years ended December 31, 2004, 2003 and 2002 consist of the following:

	2004	2003	2002
Current:
Federal	$666,851	$—	$—
State	195,020	—	—

	861,871	—	—
Deferred:
Federal	—	—	—
State	—	—	—

	—	—	—

	$861,871	$—	$—

The tax effects of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities are as follows:

	Year Ended December 31,
	2004	2003	2002
Deferred tax assets related to:
Net operating loss carryforward	$—	$1,036,805	$707,513
Warranty accrual	63,614	—	—
Vacation and sick leave	106,767	78,492	73,096
Other	31,907	30,952	30,843

	202,288	1,146,249	811,452
Less valuation	(180,752)	(1,146,249)	(811,452)
Total deferred tax assets	21,536	—	—

Deferred tax liabilities related to:
Property and equipment—depreciation expense	(21,536)	—	—

Net deferred tax asset (liability)	$—	$—	$—

The deferred tax assets and liabilities result from accrued compensation amounts that are not deductible for tax purposes until paid, operating loss carryforwards, warranty provisions that are not deductible for tax purposes until realized and from the use of accelerated methods of depreciation of property and equipment for tax purposes. At December 31, 2004, the Company fully utilized their net operating loss carryforwards to offset taxable income.

SFAS No. 109 requires a valuation allowance to reduce the deferred tax assets reported if, based on the weight of the evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. While the Company realized taxable income in 2004, the Company has historically incurred tax losses. As a result, the Company has recorded a valuation allowance that reduces the total deferred tax assets to an amount that is more likely than not expected to be realized. The net change in the valuation allowance for the years ended December 31, 2004, 2003 and 2002 was ($965,497), 334,797 and $139,952, respectively.

Sensor Technologies & Systems, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

Note 8—Employee Stock Ownership Plan

The Company’s ESOP Plan and Trust (“ESOP”) is a stock bonus and employee stock ownership plan under IRS Code sections 401(k) and 4975 (e) (7). The ESOP covers all employees meeting certain eligibility criteria. In general, regular employees participate in the ESOP after completing six months of service with the Company. Participants may also elect to defer up to ten percent of their eligible compensation to an employee savings account, subject to statutory limitations. The Company, at its discretion, may contribute a matching amount. On August 15, 1997, the ESOP received Company shares and assets and liabilities from a spin-off distribution from the Frontier Engineering Stock Ownership Plan and Trust and 401(k) plan (“FEI’s ESOP”). The ESOP completed the acquisition of the Company’s remaining outstanding common shares on August 15, 1997.

Company contributions to the ESOP are used to pay loan principal and interest monthly over a 10-year period. The Company, at its sole discretion, may make contributions in excess of debt service requirements within statutory limitations. As the ESOP debt is repaid, an amount of the Company’s common stock held in the trust is allocated and released to participant accounts based upon the proportion of debt service in a given year in relation to the total expected debt service, expressed as a percentage.

Allocations are made simultaneously to the accounts of eligible employees, on the basis of each participant’s compensation in relation to the total compensation of all participants for the plan year. Compensation includes all wages and other payments for services to the employees during the year, including earnings deferred under qualified deferred compensation arrangements. Participants’ accrued benefits derived from employer contributions vest over a five year service schedule.

The following summarizes the status of ESOP shares as of:

	December 31,
	2004	2003	2002
Allocated shares	987,947	844,041	699,477
Committed to be released	—	—	—
Unreleased	269,004	412,910	557,474

In accordance with AICPA Statement of Position 93-6 (“SOP 93-6”), the Company recognized approximately $311,800, $271,400 and $253,100 of compensation expense attributable to released shares for the years ended December 31, 2004, 2003 and 2002, respectively, based upon the average fair market value of the Company’s shares. Based on the most recent valuation of the Company’s stock price, which was determined by management in conjunction with the assistance of a third party independent valuation appraiser, the Company estimates the fair value of its stock to be $2.62 per share as of December 31, 2004. In accordance with SOP 93-6, the Company reports unearned ESOP shares at their original cost value in 1997, which amounted to approximately $93,100 as of December 31, 2004. Based on the valuation of the Company’s shares as of December 31, 2004, the Company estimates the fair value of unearned and unallocated shares to be approximately $704,800 at December 31, 2004.

Based on the terms of the ESOP plan, the Company is obligated to repurchase shares allocated to participants based on the most recently available valuation. The fair value of shares allocated to participants at December 31, 2004 that are subject to the repurchase obligations based on this valuation is approximately $2,588,400.

Sensor Technologies & Systems, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

Note 9—Employee Benefit Plan

The Company also has a 401(k) plan qualifying employees and accrues a limited matching contribution to the plan based upon the level of individual employee contributions up to 10% of the employee’s qualifying salary. Annual limited matching contributions are discretionary by the Company’s management. Matching contribution expense for the years ended December 31, 2004, 2003, and 2002 was approximately $91,700, $52,100 and $56,500.

Note 10—Major Customer

During the year ended December 31, 2004, revenue from one major customer, which is defined as individually exceeding 10% of revenues, was approximately $22,752,000, representing approximately 82% of total revenue. During the year ended December 31, 2003, revenue from two major customers was approximately $1,392,900, representing approximately 35% of total revenue. During the year ended December 31, 2002, revenue from three major customers was approximately $3,663,800, representing approximately 68% of total revenue.

Accounts receivable related to these customers at December 31, 2004, 2003, and 2002 was approximately $0, $30,000 and $408,191, respectively, and represented approximately 0%, 3%, and 55% of total accounts receivable, respectively.

Note 11—Stockholders’ Equity

In August 2003, the Board of Directors authorized a fifteen for one common stock split. The Articles of Incorporation were amended to increase the authorized shares of common stock to 30,000,000. As a result of the common stock split, all outstanding share amounts have been adjusted. In addition, the Articles of Incorporation were amended to allow for the issuance of 10,000,000 shares of serial preferred stock.

Common Stock

The common stock stockholders in the Company have agreed to restrict the transfer of their common stock. Before shares may be transferred, the majority of common stockholders as well as the Company have the right of first refusal for the purchase of the shares at a mutually negotiated price, or the transferring holder may obtain the consent of a majority of the common stockholders to transfer the shares.

In December 2004, the Company with the approval of the Company’s Board of Directors paid a dividend on each share of issued and outstanding common stock at the rate of $0.05 per share, or approximately $253,000 some of which was reinvested. There were no unpaid dividends on common stock as of December 31, 2004.

In addition, the Company issued approximately 2,200, 18,100 and 20,600 shares of common stock as settlement for liabilities associated with consulting services rendered during the years ended December 31, 2004, 2003 and 2002, respectively. The expense recognized by the Company was based upon the value of the billed services.

Warrant

In June 2004, the Company issued a warrant to purchase 51,361 shares of common stock to their primary contract manufacturer in exchange for their continued relationship with the Company. The warrants can be exercised, at the option of the holder, from the date of issuance through June 1, 2009 at a price equal to $2.00 per

Sensor Technologies & Systems, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

share payable in cash. The warrant agreement specifically exclaims the right to vote or any other rights as a stockholder of the Company. No dividends shall be payable to the holder until the warrant has been duly exercised. The warrant is not transferable without the Company’s prior written consent. In accordance with SFAS 123, Accounting for Stock-Based Compensation, the Company has recorded an expense during the year ended December 31, 2004 in the amount of approximately $51,400, which was based upon the calculated fair value at the date of grant. The Company calculated the fair value of the warrants using the Black-Scholes pricing model with the following assumptions: (i) no dividend yield for all years, (ii) expected volatility of approximately 74%, risk free interest rate of 3.0% and a three-year expected life. Due to the fact that the Company’s shares are not actively traded in an established market, the Company estimated the volatility for purposes of the warrant valuation using an average of volatility for companies within their peer group.

Note 12—Redeemable Convertible Preferred Stock

During the years ended December 31, 2004 and 2003, the Company issued 37,500 and 80,616 shares of Series A Convertible Preferred Stock (“Series A”) in exchange for an aggregate purchase price of approximately $236,200, which included value attributable to reinvested dividends of approximately $3,000. The direct issuance costs were insignificant to the financial statements and were therefore not recorded as a discount to the proceeds.

In the event of the voluntary or involuntary liquidation, dissolution or other termination of the Company, Series A stockholders shall be entitled to be paid out of the assets available for distribution to its stockholders, in preference to common stockholders, the fixed amount of $2.00 for each Series A share held by them plus an amount equal to accrued and unpaid dividends.

The affirmative vote of two-thirds of the issued and outstanding Series A shares shall be required to approve any amendment to the Articles of Incorporation that would adversely affect the rights and preferences of the Series A shares.

Dividends

The holders of Series A shares, in preference to common shares, shall be entitled to receive when and as declared by the Board of Directors, cash dividends equal to $0.17 per year for each Series A share issued and outstanding, which is payable on a quarterly basis. However, during the first year that dividends are paid on any Series A share, the Company will only pay dividends equal to $0.06 per share per year. The remaining dividend of $0.11 per share for the first year will accrue to the value of Series A Redeemable Convertible Preferred Stock in the accompanying balance sheets and be paid out over the next four years. Dividends are cumulative on each Series A share for five years from the date of issuance and are not cumulative thereafter.

Conversion Rights

At any time, holders of Series A shares may convert each Series A share into one common share of the Company. In addition, at the Company’s election, Series A shares may be automatically converted into one share of the Company upon the occurrence of certain events such as a public stock offering at more than $2.00 per share. There was no beneficial conversion feature related to the Series A shares due to the fact that the conversion price was equivalent to the value of common shares at the date of issuance.

Redemption Rights

Series A shares may be redeemed, at the option of the holder, on or after five years from the date of issuance and on or after thirty days thereafter, at a price equal to $2.50 per share. In addition, the Company, at its option,

Sensor Technologies & Systems, Inc.

Notes to Financial Statements—(Continued)

For the Years Ended December 31, 2004, 2003, and 2002

may redeem Series A shares at a redemption price equal to the greater of: (i) $2.50 per share or (ii) if a transaction is pending which would establish a higher value for the common shares into which the Series A shares would convert, that higher value, plus accrued and unpaid cumulative dividends.

The accretion attributable to the difference between the redemption price of $2.50 and the issue price of $2.00 is accreted by the Company over the period from issuance to the earliest redemption date of the holder.

Note 13—Related Party Transactions

During the year ended December 31, 2002, the Company recognized contract revenue of approximately $1,605,500 related to a research and product development contract with Yazaki, a minority stockholder. There were no amounts outstanding for billed and unbilled trade receivables under this contract as of December 31, 2004 and 2003.

During the years ended December 31, 2004, 2003 and 2002, the Company purchased inventory and other items totaling approximately $15,311,200, $307,500 and $15,600, respectively, from their primary contract manufacturer who holds stock purchase warrants (see Note 12). As of December 31, 2004 and 2003, the Company owed this vendor approximately $73,200 and $309,300, respectively, for related purchases and interest accrued thereon.

Note 14—Subsequent Events

On December 12, 2005, ICX Technologies, Inc. completed an agreement and plan of merger to acquire all of the outstanding shares of the Company, including all common and preferred shares. All preferred stockholders as of the closing date received an amount equal to the sum of $2.50 plus the amount of aggregate accrued but unpaid dividends per share in cash. In addition, all common stockholders as of the closing date received an amount equal to the aggregate initial consideration of $5,750,157 divided by the fully converted shares of common shares of approximately 5,175,298, or $1.11 per share. In connection with the merger, the outstanding warrants to their primary contract manufacturer were cancelled and the holder received a cash payment equal to the difference between the exercise price that would have been paid by such holder and the purchase price, to be adjusted for any earn-out consideration. The purchase price attributable to common stockholders is subject to adjustment based upon earn-out consideration, as defined in the agreement and plan of merger.

SENSOR TECHNOLOGIES & SYSTEMS, INC.

Unaudited Financial Statements

Nine Months Ended September 30, 2005 and 2004

SENSOR TECHNOLOGIES & SYSTEMS, INC.

Balance Sheets

As of September 30, 2005 and December 31, 2004

	Unaudited 2005	2004
Assets
Current assets:
Cash and cash equivalents	$275,647	$260,932
Investments	—	2,075,707
Accounts receivable	2,027,313	716,961
Other receivables	80,527	32,042
Inventory	1,293,103	1,395,956
Prepaid expenses	69,654	22,476

Total current assets	3,746,244	4,504,074

Property and equipment, net	197,123	266,489
Goodwill	231,611	231,611
Other non-current assets	28,786	42,859

Total assets	$4,203,764	$5,045,033

Liabilities
Current liabilities:
Accounts payable	$1,190,950	$292,674
Accrued liabilities	829,570	735,124
Billings in excess of costs	—	200,438
Income taxes payable	15,174	236,871
Short-term notes payable	1,365,217	—
Current portion of long-term debt	—	579,283
Current portion of obligations under capital leases	500	11,191

Total current liabilities	3,401,411	2,055,581

Long-term debt, net of current portion	—	60,887
Obligations under capital leases, net of current portion	—	7,437
Commitments and contingencies
Redeemable convertible preferred stock; Series A; $0.001 par value; 10,000,000 shares authorized; 121,920 and 118,116, issued and outstanding, respectively (at liquidation value)	243,840	236,231

Stockholders’ equity
Stockholders’ equity
Common stock; $0.001 par value; 30,000,000 shares authorized; 5,151,546 and 5,146,291 shares issued and 5,074,606 and 5,069,351 outstanding, respectively	5,151	5,146
Treasury stock; 76,940 common shares held at cost	(152,152)	(152,152)
Additional paid-in capital	3,345,251	3,333,706
Unearned ESOP shares	—	(93,104)
Accumulated deficit	(2,639,737)	(377,236)
Accumulated other comprehensive loss	—	(31,463)

Total stockholders’ equity	558,513	2,684,897

Total liabilities and stockholders’ equity	$4,203,764	$5,045,033

The accompanying notes are an integral part of these financial statements.

SENSOR TECHNOLOGIES & SYSTEMS, INC.

Unaudited Statements of Operations

For the Nine Months Ended September 30, 2005 and 2004

	2005	2004
Contract revenues	$4,885,589	$26,351,264

Contract costs:
Direct labor	971,665	809,787
Material and other direct costs	2,254,181	14,423,872
Indirect costs	2,713,071	1,366,046

Total contract costs	5,938,917	16,599,705
Research and product development costs	714,192	2,013,033
Selling, general and administrative costs	577,410	534,897

	7,230,519	19,147,635

Income (loss) from operations	(2,344,930)	7,203,629

Other income (expense)
Other income	(43,197)	4,896
Interest expense	(215,525)	(195,924)
Gain on extinguishment of debt	154,509	—

	(104,213)	(191,028)

Income (loss) before income taxes	(2,449,143)	7,012,601

Income taxes:
Federal	(203,703)	1,028,457
Arizona	—	300,298

	(203,703)	1,328,755

Net income (loss)	$(2,245,440)	$5,683,846

The accompanying notes are an integral part of these financial statements.

SENSOR TECHNOLOGIES & SYSTEMS, INC.

Unaudited Statements of Cash Flows

For the Nine Months Ended September 30, 2005 and 2004

	2005	2004
Cash flows from operating activities:
Net income (loss)	$(2,245,440)	$5,683,846
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	83,313	31,366
Realized loss on sale of available for sale securities	31,463	—
Gain on extinguishment of debt	(154,509)	—
Changes in assets and liabilities
Accounts receivable	(1,310,352)	(2,950,002)
Other receivables	(48,485)	(8,051)
Prepaid expenses	(47,178)	(203)
Inventory	102,853	(1,285,617)
Other non-current assets	14,074	(14,693)
Accounts payable	898,277	572,610
Accrued liabilities	94,445	(29,595)
Income taxes payable	(221,697)	1,328,755
Billings in excess of costs	(200,438)	(43,650)

Net cash provided by (used in) operating activities	(3,003,674)	3,284,766

Cash flows from investing activities:
Purchase of property and equipment	(13,947)	(162,022)
Proceeds from sale of available for sale securities	2,075,707	—
Purchase of available for sale securities	—	(2,524,294)

Net cash provided by (used in) investing activities	2,061,760	(2,686,316)

Cash flows from financing activities:
Net (repayments) borrowings of short-term notes payable	1,365,217	(180,000)
Borrowings of long-term debt	—	(221,344)
Repayments of long-term debt	(392,557)	—
Repayments of obligations under capital leases	(18,128)	(29,155)
Proceeds from issuance of common stock	11,550	8,346
Proceeds from issuance of preferred stock	7,608	160,485
Purchase of treasury stock	—	(131,443)
Dividends on preferred stock	(17,061)	(4,994)

Net cash provided by (used in) financing activities	956,629	(398,105)

Net increase in cash and cash equivalents	14,715	200,345

Cash and cash equivalents, beginning of period	260,932	36,931

Cash and cash equivalents, end of period	$275,647	$237,276

Supplemental Cash Flow Information:
Cash paid for interest	$54,905	$195,924

The accompanying notes are an integral part of these financial statements.

Sensor Technologies & Systems, Inc.

Unaudited Notes to Financial Statements

For the Nine Months Ended September 30, 2005 and 2004

Note 1—Description of Business

Sensor Technologies & Systems, Inc. (“the Company”) operates predominantly in the advanced electronics industry. Operations involve the design, development and testing of a diversified line of products, which include radar, RF systems, subsystems and sensors. Revenues are derived from services and product sales to the U.S. government, commercial and international markets. The Company is headquartered in Scottsdale, Arizona.

Note 2—Summary of Significant Accounting Policies

Basis of Presentation

These unaudited financial statements should be read in conjunction with the audited financial statements for the year ended December 31, 2004. In the opinion of management, these statements reflect all adjustments necessary for a fair presentation of the results of interim periods. Certain information and note disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the United States of America, which are not required for interim purposes, have been condensed or omitted. These financial statements reflect all adjustments, consisting only of normal, recurring adjustments that, in the opinion of the company’s management, are necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Operating results for the nine months ended September 30, 2005, are not necessarily indicative of the results that may be expected for any subsequent period or for the year ending December 31, 2005.

Revenue Recognition

The Company recognizes revenue based on the performance of several types of contracts with their customers in accordance with American Institute of Certified Public Accountants (AICPA) Statement of Position No. 81-1 (“SOP 81-1”), Accounting for Performance of Construction-Type and Certain Production-Type Contracts, which provides more comprehensive and explicit guidance on the application of generally accepted accounting principles to contract accounting than the AICPA Audit and Accounting Guide for Federal Government Contractors. The majority of the Company’s contracts can be classified into three types, which is based upon the pricing methods: (i) fixed-price contracts, (ii) cost-type contracts and (iii) time and material contracts. A fixed-price contract is an agreement whereby the Company agrees to perform all acts under the contract for the customer at a stated price. A cost-type contract is an agreement whereby the Company agrees to perform all acts under a contract for a price determined on the basis of a defined relationship to the costs to be incurred, which is typically expressed as a certain percentage of the costs incurred. A time and material contract is an agreement whereby the Company agrees to perform all acts required under the contract for a price based on fixed hourly rates and the cost of materials.

A significant portion of the Company’s revenues result from contract services performed for the United States Government. The Company believes that it can make reasonably dependable estimates relating to estimates of the extent of progress toward completion, contract revenue and contract costs. In addition, the Company expects that they can perform their contractual obligations, the customer can satisfy their obligations under the contract and the contractual arrangements include applicable terms. Based on the above, the Company recognizes revenues and fees on contracts as services are performed using the percentage-of-completion method of accounting. Revenues from the sale of prototypes and other products are recorded as costs are incurred, using an estimated profit percentage and are finalized when the products are shipped.

The Company provides for anticipated losses on contracts by a charge to income during the period in which the losses are first identified. Unbilled receivables are stated at estimated realizable value. Contract costs,

Sensor Technologies & Systems, Inc.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

including an allocation of indirect costs, are subject to audit and adjustment by negotiations between the Company and government representatives. Indirect contract costs have not yet been agreed upon between the Company and government representatives; however, the Company does not believe that any material adjustments will result once agreed upon.

Goodwill

The Company accounts for goodwill under the Financial Accounting Standards Board’s Statement of Financial Accounting Standards (SFAS) No. 142, Goodwill and Other Intangible Assets.

Goodwill is subject to annual assessment for impairment at each year-end and between annual assessments if an event occurs or circumstances change that would more likely than not reduce the fair value below its carrying amount. The Company evaluated its goodwill at December 31, 2004, and determined that there were no indications of impairment of its goodwill.

Employee Stock Ownership Plan

In accordance with AICPA Statement of Position 93-6 (“SOP 93-6”), the Company recognizes compensation expense based upon the shares released and the average fair market value of the Company’s shares, as determined by the Company on an annual basis with the assistance of an independent appraiser.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Warranties

The Company records a liability for an estimate of costs that it expects to incur under its warranty program when product revenue is recognized. Factors affecting the Company’s warranty liability include the number of units sold and anticipated rates of claims and costs per claim. The Company periodically assesses the adequacy of its warranty liability based on changes in these factors. As of September 30, 2005, and December 31, 2004, the Company’s estimate of its warranty liability of $165,000, is reflected in accrued liabilities in the accompanying financial statements.

Research and Product Development Costs

Research and product development costs relating to both future and present products are charged to operations as incurred. The Company routinely enters into contracts with their customers to provide for certain levels of funding for various research and product development projects that the customer and the Company agree to perform. In accordance with the AICPA Audit and Accounting Guide for Federal Government Contractors, the Company recognizes the funded portion of their research and product development activities separately as contract revenue and contract costs. In certain circumstances, the Company considers it necessary and beneficial to continue these projects beyond the portion funded by the customer due to the product’s

Sensor Technologies & Systems, Inc.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

perceived marketability as well as other factors. In these circumstances, the unfunded portion of the projects is classified as research and product development activities in the accompanying statements of operations. The Company recognized approximately $577,000 and $535,000 of unfunded research and product development costs in the periods ended September 30, 2005 and 2004, respectively.

Note 3—Debt

Notes Payable

On May 31, 2005, the Company borrowed $300,000 from a stockholder. The note bears interest at 11.5% and matures on December 1, 2005. On June 19, 2005, the Company borrowed $400,000 from another stockholder. The note bears interest at 0.33% per day and is due 180 days from the date of borrowing (December 16, 2005).

On August 19, 2005, the Company signed a $1,000,000 promissory note payable to ICx Technologies, Inc. (“ICx”). At September 30, 2005, the Company had borrowed $500,000 under the promissory note with interest at 18% and principal and interest due on the earlier of December 20, 2005 or completion of a merger with ICx (see Note 7). The promissory note is collateralized by all accounts of the Company.

In April 2003, the Company modified an agreement with Yazaki North America, Inc. (“Yazaki”) to provide the Company an additional one-year period through April 1, 2004 in which it was not required to make any principal payments on a demand loan payable. In November 2004, the Company commenced discussions with Yazaki to attempt to reach a settlement for their outstanding obligation. In April 2005, the Company agreed upon a settlement offer with Yazaki to settle the outstanding obligation in full in exchange for three payments totaling approximately $292,000 as follows: $40,000 in May 2005, $80,000 in June 2005 and $172,000 in July 2005, which was disbursed to Yazaki. The balance of the obligation at this time was approximately $410,000 after making a required payment in January 2005 as requested by Yazaki. At September 30, 2005, the obligation under the Yazaki note had been satisfied with $154,509 recorded as gain on extinguishment of debt.

Note 4—Commitments and Contingencies

Legal

From time to time, the Company may become involved in various legal matters arising in the ordinary course of business. Management is unaware of any matters requiring accrual for related losses in the financial statements.

Repurchase Agreement—Common Stock

The Company is obligated, under a repurchase agreement with its stockholders, to acquire their stock in the Company at fair market value upon the occurrence of certain events such as their death, disability or termination of employment. This obligation is contingent upon whether the stockholder exercises this option.

Note 5—Stockholders’ Equity

Common Stock

The common stock stockholders in the Company have agreed to restrict the transfer of their common stock. Before shares may be transferred, the majority of common stockholders as well as the Company have the right of first refusal for the purchase of the shares at a mutually negotiated price, or the transferring holder may obtain the consent of a majority of the common stockholders to transfer the shares.

Sensor Technologies & Systems, Inc.

Unaudited Notes to Financial Statements—(Continued)

For the Nine Months Ended September 30, 2005 and 2004

The Company issued approximately 5,300 and 2,200 shares of common stock as settlement for liabilities associated with consulting services rendered during the periods ended September 30, 2005 and 2004, respectively. The expense recognized by the Company was based upon the value of the billed services.

Warrant

In June 2004, the Company issued a warrant to purchase 51,361 shares of common stock to their primary contract manufacturer in exchange for their continued relationship with the Company. The warrants can be exercised, at the option of the holder, from the date of issuance through June 1, 2009 at a price equal to $2.00 per share payable in cash. The warrant agreement specifically exclaims the right to vote or any other rights as a stockholder of the Company. No dividends shall be payable to the holder until the warrant has been duly exercised. The warrant is not transferable without the Company’s prior written consent. In accordance with SFAS 123, Accounting for Stock-Based Compensation, the Company recorded an expense during the year ended December 31, 2004, in the amount of approximately $51,400, which was based upon the calculated fair value at the date of grant. The Company calculated the fair value of the warrants using the Black-Scholes pricing model with the following assumptions: (i) no dividend yield for all years, (ii) expected volatility of approximately 74%, risk free interest rate of 3.0% and a three-year expected life. Due to the fact that the Company’s shares are not actively traded in an established market, the Company estimated the volatility for purposes of the warrant valuation using an average of volatility for companies within their peer group.

Note 6—Redeemable Convertible Preferred Stock

During the periods ended September 30, 2005 and 2004, the Company issued 3,804 and 80,242 shares of Series A Convertible Preferred Stock (“Series A”) in exchange for an aggregate purchase price of approximately $7,600 and $160,000, which included value attributable to reinvested dividends of approximately $7,600 and $2,200. The direct issuance costs were insignificant to the financial statements and were therefore not recorded as a discount to the proceeds.

Note 7—Related Party Transactions

During the periods ended September 30, 2005 and 2004, the Company purchased inventory and other items totaling approximately $1,246,000 and $11,280,000, respectively, from their primary contract manufacturer who holds stock purchase warrants (see Note 5). As of September 30, 2005 and December 31, 2004, the Company owed this vendor approximately $61,000 and $73,200, respectively, for related purchases and interest accrued thereon. Also see Note 3 regarding notes payable to stockholders.

Note 8—Subsequent Event

On December 12, 2005, ICX completed an agreement and plan of merger to acquire all of the outstanding shares of the Company, including all common and preferred shares. All preferred stockholders as of the closing date received an amount equal to the sum of $2.50 plus the amount of aggregate accrued but unpaid dividends per share in cash. In addition, all common stockholders as of the closing date received an amount equal to the aggregate initial consideration of $5,750,157 divided by the fully converted shares of common shares of approximately 5,175,298, or $1.11 per share. In connection with the merger, the outstanding warrants to their primary contract manufacturer were cancelled and the holder received a cash payment equal to the difference between the exercise price that would have been paid by such holder and the purchase price, to be adjusted for any earn-out consideration. The purchase price attributable to common stockholders is subject to adjustment based upon earn-out consideration, as defined in the agreement and plan of merger. Also, as a result of the merger the Company’s ESOP was terminated subject to IRS and ERISA regulations.

5,000,000 Shares

Common Stock

PROSPECTUS

                        , 2007

LEHMAN BROTHERS

GOLDMAN, SACHS & CO.

JPMORGAN

MORGAN KEEGAN & COMPANY, INC.

NEEDHAM & COMPANY, LLC

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution.

The following table sets forth the expenses payable by us in connection with the sale of the common stock being registered, other than the underwriting discounts and commissions. All amounts are estimates except the SEC registration fee, the NASD filing fee and The NASDAQ Global Market listing fee.

Amount to be Paid
SEC registration fee	$5,650
NASD filing fee	$18,900
NASDAQ Global Market listing fee	$100,000
Accounting fees and expenses	$200,000
Legal fees and expenses	$100,000
Blue Sky fees and expenses	$10,000
Transfer agent fees	$2,000
Printing and engraving expenses	$702,325
Miscellaneous	$100,000

Total	$1,238,875

Item 14.	Indemnification of Directors and Officers.

Section 145(a) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding if he or she acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no cause to believe his or her conduct was unlawful.

Section 145(b) of the Delaware General Corporation Law provides that a Delaware corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that such person acted in any of the capacities set forth above, against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit if he or she acted under similar standards, except that no indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to be indemnified for such expenses which the court shall deem proper.

Section 145 of the Delaware General Corporation Law further provides that: (i) to the extent that a former or present director or officer of a corporation has been successful in the defense of any action, suit or proceeding referred to in subsections (a) and (b) or in the defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by him or her in connection therewith; (ii) indemnification provided for by Section 145 shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and (iii) the corporation may purchase and maintain insurance on behalf of any present or former director, officer, employee or agent of the corporation or any person who at the request of the corporation was serving in such capacity for another entity against any liability asserted against such person and incurred by him or her in any such capacity or arising out of his or her status as such, whether or not the corporation would have the power to indemnify him or her against such liabilities under Section 145.

Article IX of our certificate of incorporation to be filed on the closing of this offering provides that, to the fullest extent permitted by the Delaware General Corporation Law, none of our directors shall be personally liable to us or to any of our stockholders for monetary damages arising out of that director’s breach of fiduciary duty as one of our directors. No amendment to or repeal of the provisions of Article IX shall apply to or have any effect on the liability or the alleged liability of any of our directors with respect to any act or failure to act of that director occurring before the amendment or repeal. A principal effect of Article IX is to limit or eliminate the potential liability of our directors for monetary damages arising from breaches of their duty of care.

The preceding discussion gives effect to amendments of our certificate of incorporation and bylaws that will become effective upon completion of the offering contemplated by this Registration Statement.

In addition, we have entered into indemnification agreements with our directors and executive officers. These agreements require us, among other things, to indemnify our directors and executive officers for expenses, judgments, fines and settlement amounts incurred by this person in any action or proceeding arising out of this person’s services as a director or executive officer or at our request and to indemnify our directors and executive officers in accordance with our bylaws and the Delaware General Corporation Law.

We also maintain directors’ and officers’ liability insurance. The policy insures directors and officers against unindemnified losses arising from certain wrongful acts in their capacities as directors and officers, subject to certain exclusions.

Please see Section 8 of the underwriting agreement relating to the offering, filed as Exhibit 1.1 to this Registration Statement, for indemnification arrangements between us and the underwriters.

Item 15.	Recent Sales of Unregistered Securities.

Since our inception through the date of this Registration Statement, we have issued and sold the following unregistered securities:

We issued 14,636,561 shares of Series A preferred stock for cash consideration of $146,365,610 to accredited investors.

On December 15, 2005, we issued 15,100 shares of our common stock for an aggregate purchase price of $151,000 to accredited investors.

On February 3, 2006, we issued a warrant to purchase 375,000 shares of our common stock to an accredited investor at an exercise price of $15.00 per share and an aggregate price of $5,625,000.

On September 4, 2007, we issued 26,501 shares of our common stock to an accredited investor upon the exercise of a warrant at an aggregate purchase price of $143,633.

On September 28, 2007, we issued a promissory note in the amount of $7.0 million payable in favor of DP1, LLC. The promissory note is convertible into shares of our Series A preferred stock at $10.00 per share only in the event that our registration request is withdrawn and the offering of our common stock is not completed and we are unable or elect not to repay the note in full.

Since July 7, 2005, we have issued the following unregistered securities in connection with separate acquisition transactions:

On July 7, 2005, we issued 1,132,724 shares of our common stock and 345,677 shares of our Series A preferred stock in connection with our acquisition of Amphitech Holding Corp.

On August 24, 2005, we issued 1,118,684 shares of our common stock and 400,000 shares of our Series A preferred stock in connection with our acquisition of Digital Infrared Imaging, Inc.

On August 24, 2005, we issued 1,620,120 shares of our common stock and 1,134,170 shares of our Series A preferred stock in connection with our acquisition of Nomadics, Inc.

On August 24, 2005, we issued 261,078 shares of our common stock and 1,430,954 shares of our Series A preferred stock in connection with our acquisition of Nuvonyx, Inc.

On August 24, 2005, we issued 499,999 shares of our common stock in connection with our acquisition of New Heights Manufacturing, Inc.

On September 6, 2005, we issued 447,691 shares of our common stock in connection with our acquisition of Agentase, LLC.

On October 7, 2005, we issued 428,439 shares of our Series A preferred stock in connection with our acquisition of Ion Optics, Inc.

On November 8, 2005, we issued 595,471 shares of our common stock and 438,644 shares of our Series A preferred stock in connection with our acquisition of Griffin Analytical Technologies, Inc.

On November 15, 2005, we issued 738,100 shares of our common stock in connection with our acquisition of Target Instruments, Inc.

On December 9, 2005, we issued 275,400 shares of our common stock in connection with our acquisition of PBA Engineering Ltd. and 360 Surveillance Inc.

On December 15, 2006, we issued 537,772 shares of our common stock in connection with our acquisition of GHC Technologies, Inc.

The issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act or Regulation D promulgated thereunder as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the stock certificates and other instruments issued in such transactions. The sales of these securities were made without general solicitation or advertising. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

We issued an aggregate of 207,628 shares of our common stock under our 2005 Stock Plan to employees, consultants and directors for cash consideration in an aggregate amount of $463,015 upon the exercise of stock options.

Since our inception through the date of this Registration Statement, we have granted the following options to purchase common stock, shares of restricted stock and restricted stock units to employees, directors and consultants under our 2005 Stock Plan:

On October 6, 2005, we granted a stock option covering 500 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $5,000.

On October 11, 2005, we granted stock options covering an aggregate of 428,903 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $4,289,030.

On October 31, 2005, we granted an option to purchase 44,899 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $448,985.

On November 1, 2005, we granted stock options covering an aggregate of 500 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $5,000.

On November 18, 2005, we granted stock options covering an aggregate of 183,000 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $1,830,000.

On December 1, 2005 and December 22, 2005 we granted stock options covering 4,000 and 2,500 shares of our common stock, respectively, at an exercise price of $10.00 per share and an aggregate price of $40,000 and $25,000 respectively.

On December 29, 2005, we granted stock options covering an aggregate of 255,445 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $2,554,450.

On February 1, 2006, we granted stock options covering an aggregate of 244,550 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $2,445,500.

On February 1, 2006, we granted stock options covering an aggregate of 109,800 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $1,647,000.

On February 3, 2006, we granted stock options covering an aggregate of 90,000 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $1,350,000.

On February 15, 2006, we granted stock options covering 3,750 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $56,250.

On February 17, 2006, we granted stock options covering an aggregate of 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On February 22, 2006, we granted stock options covering an aggregate of 2,500 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $37,500.

On March 7, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On March 9, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On March 13, 2006, we granted stock options covering 2,500 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $37,500.

On March 22, 2006, we granted stock options covering an aggregate of 31,500 shares of our common stock, at an exercise price of $10.00 per shares and an aggregate price of $315,000.

On March 27, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On April 1, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On April 5, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On April 12, 2006, we granted stock options covering an aggregate of 90,000 shares of our common stock, at an exercise price of $15.00 per shares and an aggregate price of $1,350,000.

On April 17, 2006, we granted stock options covering 1,000 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $10,000.

On April 18, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On May 10, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On May 24, 2006, we granted stock options covering 2,500 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $37,500.

On June 1, 2006, we granted stock options covering 2,000 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $20,000.

On June 15, 2006, we granted stock options covering 1,500 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $15,000.

On July 27, 2006, we granted stock options covering an aggregate of 95,750 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $718,125, and 8,389 shares of restricted stock.

On August 1, 2006, we granted stock options covering an aggregate of 10,000 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $100,000.

On August 10, 2006, we granted stock options covering an aggregate of 97,700 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $977,000. These options were exchanged on a one-for-one basis with previously issued and outstanding options being cancelled pursuant to our sale of the Little Optics division of Ion Optics, Inc.

On August 18, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On August 22, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On August 31, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On September 29, 2006, we granted stock options covering an aggregate of 9,000 shares of our common stock, at an exercise price of $10.00 per shares and an aggregate price of $90,000.

On October 1, 2006, we granted stock options covering 750 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $7,500.

On November 7, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On November 12, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On November 22, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On November 23, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On November 25, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On November 27, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On November 28, 2006, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On December 1, 2006, we granted stock options covering an aggregate of 6,250 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $62,500.

On December 31, 2006, we granted stock options covering an aggregate of 12,500 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $125,000.

On January 1, 2007, we issued 1,000 restricted stock units.

On January 4, 2007, we granted stock options covering 1,250 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $18,750.

On March 15, 2007, we issued 226,562 restricted stock units.

On May 23, 2007, we issued 2,232 restricted stock units and 47,639 shares of restricted stock.

On June 5, 2007, we issued 3,000 restricted stock units.

On June 12, 2007, we issued 179,000 restricted stock units.

On August 2, 2007, we issued 64,125 restricted stock units.

The foregoing grants, and our issuances of common stock upon exercise thereunder, if applicable, were exempt from registration under the Securities Act, pursuant to Rule 701 thereof on the basis that the transactions were pursuant to compensatory benefit plans and contracts relating to compensation as provided under Rule 701.

Since September 9, 2005, we have granted the following options to purchase common stock to employees, directors and consultants outside of our 2005 Stock Plan:

On September 9, 2005, we granted stock options covering an aggregate of 181,223 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $1,812,225.

On September 9, 2005, we granted a stock option covering an aggregate of 40,000 shares of our common stock, at an exercise price of $10.00 per share and an aggregate price of $400,000.

On February 3, 2006, we granted stock options covering an aggregate of 660,000 shares of our common stock, at an exercise price of $15.00 per share and an aggregate price of $9,900,000.

We issued 28,875 shares of common stock to an employee for $4,620 upon the exercise of options granted outside our 2005 Stock Plan.

The issuance of the securities described above were deemed to be exempt from registration under the Securities Act in reliance on Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each such transaction agreed that such securities would not be transferable, other than by will or pursuant to the laws of descent and distribution. The recipients of securities in each such transaction represented their intention to acquire the underlying shares of common stock for investment only and not with a view to or for sale in connection with any distribution thereof, and that appropriate legends would be affixed to the stock certificates and other instruments issued upon exercise of such securities. The sales of these securities were made without general solicitation or advertising. All recipients either received adequate information about us or had access, through employment or other relationships, to such information.

None of the sales of the securities we issued have involved the use of an underwriter, and no commissions were paid in connection with the sale of any of the securities we issued.

Item 16.	Exhibits and Financial Schedules.

(a)	Exhibits

A list of exhibits filed herewith is contained in the exhibit index that immediately precedes such exhibits and is incorporated herein by reference.

(b)	Financial Statement Schedules

All schedules are omitted because they are not applicable or the required information is shown in our financial statements and related notes.

Item 17.	Undertakings.

We undertake to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the SEC that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against those liabilities (other than our payment of expenses incurred or paid by one of our directors, officers or controlling persons of the registrant in the successful defense of any action, suit or proceeding) is asserted by our directors, officers or controlling persons in connection with the securities being registered, we will, unless in the opinion of our counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether that indemnification by us is against public policy as expressed in the Securities Act and we will be governed by the final adjudication of such issue.

We undertake that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus we filed pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, ICx Technologies, Inc. has duly caused this Amendment No. 4 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Arlington, Commonwealth of Virginia, as of November 1, 2007.

ICX TECHNOLOGIES, INC.

By:	/s/ Hans C. Kobler

In accordance with the requirements of the Securities Act of 1933, this Amendment No. 4 to Registration Statement has been signed by the following persons in the indicated capacities and on the dates indicated.

	Signature	Title	Date

	/s/ Hans C. Kobler Hans C. Kobler	Chief Executive Officer and Director (Principal Executive Officer)	November 1, 2007

	/s/ Deborah D. Mosier Deborah D. Mosier	Chief Financial Officer (Principal Financial and Accounting Officer)	November 1, 2007

	* Mark P. Mills	Chairman of the Board	November 1, 2007

	* E. Spencer Abraham	Director	November 1, 2007

	* Colin J. Cumming	Director	November 1, 2007

	* Joseph M. Jacobs	Director	November 1, 2007

	* Robert A. Maginn, Jr.	Director	November 1, 2007

	* Mark L. Plaumann	Director	November 1, 2007

	* Rodney E. Slater	Director	November 1, 2007

*By:	/s/ Daniel T. Mongan Daniel T. Mongan Attorney-In-Fact

EXHIBIT INDEX

Exhibit Number	Exhibit Title
1.1	Proposed form of Underwriting Agreement

2.1*	Agreement and Plan of Merger between Sensor Technologies & Systems, Inc. and ICx Technologies, Inc.

3.1*	Second Amended and Restated Certificate of Incorporation of ICx Technologies, Inc.

3.2*	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of ICx Technologies, Inc., filed January 12, 2006

3.3*	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of ICx Technologies, Inc., filed September 19, 2006

3.4*	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of ICx Technologies, Inc., filed December 19, 2006

3.5*	Proposed form of Third Amended and Restated Certificate of Incorporation of ICx Technologies, Inc. (to become effective as of the closing of the offering)

3.6*	Bylaws of ICx Technologies, Inc.

3.7*	Proposed form of Amended and Restated Bylaws of ICx Technologies, Inc. (to become effective as of the closing of the offering)

3.8*	Certificate of Amendment to Second Amended and Restated Certificate of Incorporation of ICx Technologies, Inc. (to become effective immediately prior to the closing of the offering)

4.1*	Specimen certificate for common stock of ICx Technologies, Inc.

4.2*	Warrant to Purchase Common Stock of ICx Technologies, Inc., issued February 3, 2006

4.3*	Promissory Note issued to DP1, LLC, dated September 28, 2007 (filed as Exhibit 4.4 to Amendment No. 3 to the Company’s Registration Statement on Form S-1 filed with the SEC on October 26, 2007)

5.1	Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation

10.1*	Investors’ Rights Agreement, dated July 26, 2005

10.2*	Amended and Restated 2005 Stock Plan

10.3*	2007 Equity Incentive Plan

10.4*	2007 Employee Stock Purchase Plan

10.5*	Employment Agreement between ICx Technologies, Inc. and Hans Kobler dated October 1, 2005, as amended by that First Amendment, dated April 26, 2007

10.6*	Employment Extension Agreement between ICx Technologies, Inc. and Hans Kobler, effective October 1, 2007

10.7*	Employment Agreement between ICx Technologies, Inc. and Mark Mills, dated January 1, 2007

10.8*	Employment Agreement between Nomadics, Inc. and Colin J. Cumming, dated August 24, 2005

10.9*	Offer Letter Agreement with Daniel L. Manitakos, dated April 17, 2006

10.10*	Offer Letter Agreement With Douglas A. Knight, dated May 24, 2007

10.11*	Offer Letter Agreement with Kenneth P. Rapuano, dated July 10, 2007

10.12*	Termination Agreement between ICx Technologies, Inc. and Ronald Spoehel, dated June 30, 2006

10.13*	Form of Indemnification Agreement

10.14*	Administrative Services Agreement between ICx Technologies, Inc. and Wexford Capital LLC, dated October 1, 2005, as amended by that First Amendment, dated October 1, 2006

10.15*	Employment Agreement between ICx Technologies, Inc. and Doman McArthur, dated June 20, 2005.

Exhibit Number	Exhibit Title

21.1*	List of Subsidiaries

23.1	Consent of Grant Thornton LLP

23.2	Consent of Elstein & Friedman, P.C.

23.3	Consent of Grant Thornton LLP

23.4	Consent of Grant Thornton LLP

23.5	Consent of Grant Thornton LLP

23.6	Consent of Grant Thornton LLP

23.7	Consent of Grant Thornton LLP

23.8	Consent of Grant Thornton LLP

23.9	Consent of Grant Thornton LLP

23.10	Consent of Grant Thornton LLP

23.11	Consent of Grant Thornton GmbH Wirtschaftsprüfungsgesellschaft

23.12	Consent of Grant Thornton GmbH Wirtschaftsprüfungsgesellschaft

23.13	Consent of Norgaard Neale Camden Ltd.

23.14	Consent of Grant Thornton LLP

24.1*	Powers of Attorney

*	Previously filed